As filed with the Securities and Exchange Commission on November 25, 2019

Registration No. 333-233911

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MOSAIC ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	6770	98-1380306
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

375 Park Avenue

New York, NY 10152

Telephone: (212) 763-0153

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David M. Maura

c/o Mosaic Acquisition Corp.

375 Park Avenue

New York, NY 10152

Telephone: (212) 763-0153

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ross A. Fieldston Jeffrey D. Marell Raphael M. Russo Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 Telephone: (212) 373-3000	Shawn J. Lindquist Chief Legal Officer Vivint Smart Home, Inc. 4931 North 300 West Provo, UT 84604	Elizabeth A. Cooper Igor Fert Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 Telephone: (212) 455-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/consent solicitation/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/consent solicitation/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS DATED [●], 2019, SUBJECT TO COMPLETION

Dear Stockholder:

On September 15, 2019, Mosaic Acquisition Corp. (“Mosaic”), and Maiden Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Mosaic, entered into an Agreement and Plan of Merger (as it may be amended and/or restated from time to time, the “merger agreement”) with Vivint Smart Home, Inc. (“Vivint Smart Home”). If the merger agreement is adopted by Vivint Smart Home’s stockholders, the merger agreement and the transactions contemplated thereby, including the issuance of Mosaic Class A common stock to be issued as the merger consideration, is approved by Mosaic’s stockholders, and the merger is subsequently completed, Merger Sub will merge with and into Vivint Smart Home with Vivint Smart Home surviving the merger as a wholly owned subsidiary of Mosaic (the “merger”).

Immediately prior to the effective time of the merger, each outstanding share of Vivint Smart Home preferred stock (other than shares owned by Vivint Smart Home as treasury stock) will be converted to shares of Vivint Smart Home common stock, in accordance with the certificate of designation of the Vivint Smart Home preferred stock, and at the effective time of the merger, each outstanding share of Vivint Smart Home common stock (other than shares owned by Vivint Smart Home as treasury stock or dissenting shares) will be converted into the right to receive 209.6849221312 shares of Mosaic Class A common stock, except for any fractional shares of Mosaic Class A common stock which would result (which will instead be paid out in cash in accordance with the merger agreement).

Based on the number of shares of Vivint Smart Home preferred stock outstanding, the number of shares of Vivint Smart Home common stock outstanding and the number of outstanding Vivint Group, Inc. stock appreciation rights, restricted stock unit awards and long-term incentive plan awards, in each case as of [            ], 2019, the total number of shares of Mosaic Class A common stock expected to be issued in connection with the merger is approximately [            ], and holders of shares of Vivint Smart Home common stock as of immediately prior to the closing of the merger will hold, in the aggregate, approximately [    ]% of the issued and outstanding shares of Mosaic Class A common stock immediately following the closing of the merger. Immediately following the closing of the merger and the other transactions contemplated by the merger agreement, affiliates of The Blackstone Group Inc. will own a majority of Mosaic’s Class A common stock and will control the combined company. Mosaic’s units, Class A common stock and public warrants are publicly traded on the New York Stock Exchange (the “NYSE”). We intend to apply to list Mosaic Class A common stock and public warrants on the NYSE under the symbols “VVNT” and “[            ]”, respectively, upon the closing of the merger. Mosaic will not have units traded following closing of the merger. Following the closing of the merger, Mosaic intends to change its name to Vivint Smart Home, Inc.

Mosaic will hold a special meeting of stockholders (the “Mosaic Special Meeting”) to consider matters relating to the proposed merger. Mosaic and Vivint Smart Home cannot complete the merger unless Mosaic’s stockholders consent to the approval of the merger agreement and the transactions contemplated thereby, including the issuance of Mosaic Class A common stock to be issued as the merger consideration, and Vivint Smart Home’s stockholders consent to adoption and approval of the merger agreement and the transactions contemplated thereby. Mosaic and Vivint Smart Home are sending you this proxy statement/consent solicitation statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/consent solicitation statement/prospectus. This proxy statement/consent solicitation statement/prospectus also acts as a prospectus for the sale of 16,549,716 shares of Mosaic Class A common stock by the selling stockholders named herein.

The Mosaic Special Meeting will be held on [            ], at [            ] local time, at [            ].

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF MOSAIC COMMON STOCK YOU OWN. To ensure your representation at the Mosaic Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in this proxy statement/consent solicitation statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to attend the meeting. Submitting a proxy now will NOT prevent you from being able to vote in person at the meeting. If you hold your shares in “street name”, you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

The Mosaic board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that Mosaic stockholders vote “FOR” the approval of the merger agreement, “FOR” the issuance of Mosaic Class A common stock to be issued as the merger consideration and “FOR” the other matters to be considered at the Mosaic Special Meeting.

The Vivint Smart Home board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that Vivint Smart Home stockholders consent to adopt and approve in all respects the merger agreement and the transactions contemplated thereby (the “Vivint Merger Proposal”) and approve, on a non-binding advisory basis, the amendments to Mosaic’s existing charter as set forth in Mosaic’s proposed charter (the “Vivint Charter Amendment Proposals”).

This proxy statement/consent solicitation statement/prospectus provides you with detailed information about the proposed merger. It also contains or references information about Mosaic and Vivint Smart Home and certain related matters. You are encouraged to read this proxy statement/consent solicitation statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page [31] for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you.

If you have any questions regarding the accompanying proxy statement/consent solicitation statement/prospectus, you may contact Morrow Sodali, Mosaic’s proxy solicitor, at (800) 662-5200 or email Morrow Sodali at MOSC.info@morrowsodali.com.

Sincerely,

David M. Maura

Chief Executive Officer and President

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the merger, the issuance of shares of Mosaic Class A common stock in connection with the merger or the other transactions described in this proxy statement/consent solicitation statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/consent solicitation statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/consent solicitation statement/prospectus is dated [            ], 2019, and is first being mailed to stockholders of Mosaic on or about [            ].

Mosaic Acquisition Corp.

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [                    ], 2019

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders (the “Mosaic Special Meeting”), of Mosaic Acquisition Corp., a Delaware corporation (which is referred to as “Mosaic”) will be held on [                    ], 2019, at [                    ] local time, at [                    ]. You are cordially invited to attend the Mosaic Special Meeting for the following purposes:

1.

The Business Combination Proposal—To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of September 15, 2019 (as it may be amended and/or restated from time to time, the “merger agreement”), by and among Vivint Smart Home, Inc. (“Vivint Smart Home”), Mosaic and Maiden Merger Sub, Inc. (“Merger Sub”) and the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into Vivint Smart Home with Vivint Smart Home surviving the merger as a wholly owned subsidiary of Mosaic (the “merger”). A copy of the merger agreement is attached to this proxy statement/consent solicitation statement/prospectus as Annex A (Proposal No. 1);

2.	The Charter Proposals—To consider and vote upon:

a.

separate proposals to approve the following material differences between the proposed amended and restated certificate of incorporation of Mosaic (the “proposed charter”) that will be in effect upon the closing of the merger and Mosaic’s current certificate of incorporation (the “existing charter”), a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex B:

i.	to increase the number of authorized shares of capital stock of Mosaic and eliminate the Class F common stock classification (Proposal No. 2);

ii.

to require an affirmative vote of holders of at least 66.67% of the outstanding shares of Mosaic Class A common stock to amend, alter, repeal or rescind certain provisions of the proposed charter for so long as the Stockholder Parties (as defined herein) beneficially own, in the aggregate, less than 30% of the total voting power of the outstanding shares of Mosaic Class A common stock (Proposal No. 3);

iii.

to require an affirmative vote of holders of at least 66.67% of the outstanding shares of Mosaic Class A common stock to amend, alter, repeal or rescind the bylaws of Mosaic for so long as the Stockholder Parties beneficially own, in the aggregate, less than 30% of the outstanding shares of Mosaic Class A common stock (Proposal No. 4);

iv.

to provide for (i) the election of directors by the affirmative vote of majority of the shares of Mosaic Class A common stock that are entitled to vote and are voted, and (ii) the filling of newly-created directorships or any vacancy on the board of directors by a majority vote of the remaining directors then in office, even if less than a quorum, by the sole remaining director, or by the stockholders; provided that if the Stockholder Parties beneficially own, in the aggregate, less than 30% of the total voting power of the outstanding shares of Mosaic Class A common stock, newly-created directorships or any vacancy on the board of directors may only be filled by the remaining directors then in office, even if less than a quorum, or by the sole remaining director (Proposal No. 5);

v.

to provide for the removal of directors with or without cause by stockholders voting a majority of the outstanding shares of Mosaic Class A common stock; provided that if Stockholder Parties beneficially own, in the aggregate, less than 30% of the total voting power of the outstanding shares of Mosaic Class A common stock, directors may be removed from office only for cause and only by the affirmative vote of holders of at least 66.67% of the outstanding shares of Mosaic Class A common stock (Proposal No. 6);

vi.

to provide special meetings may be called only by the chairman or the board of directors; provide that so long as the Stockholder Parties beneficially own, in the aggregate, at least 30% of the total voting power of the outstanding shares of Mosaic Class A common stock, a special meeting can be called for any purposes at the request of any Stockholder Party that is an affiliate of the Blackstone Group Inc. (Proposal No. 7);

vii.	to provide for the classification of Mosaic’s board of directors into three classes of directors with staggered three-year terms of office and to make certain related changes (Proposal No. 8);

viii.

to elect not to be governed by Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) and, instead, be governed by a provision substantially similar to Section 203 of the DGCL, except that such provision excludes Blackstone, any Blackstone Direct Transferee, and any Blackstone Indirect Transferee (each as defined in the proposed charter), or any of their respective affiliates or successors or any “group”, or any member of any such group, to which such persons are a party, from the definition of “interested stockholder”, and to make certain related changes (Proposal No. 9);

ix.

to provide that the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware, shall be the exclusive forum for certain actions and claims (Proposal No. 10); and

x.	to eliminate various provisions applicable only to blank check companies (Proposal No. 11); and

b.

conditioned upon the approval of Proposals No. 2 through 11, a proposal to approve the proposed charter, which includes the approval of all other changes in the proposed charter in connection with replacing the existing charter with the proposed charter as of the closing of the merger (Proposal No. 12);

3.

The Fortress Issuance Proposal—To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of the New York Stock Exchange (the “NYSE”), the issuance of shares of Mosaic Class A common stock pursuant to the Fortress Subscription Agreement (as defined herein) (Proposal No. 13);

4.

The Blackstone Issuance Proposal—To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of the NYSE, the issuance of shares of Mosaic Class A common stock pursuant to the Blackstone Subscription Agreements (as defined herein) (Proposal No. 14);

5.

The Merger Issuance Proposal—To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of the NYSE, the issuance of shares of common stock pursuant to the merger agreement (Proposal No. 15);

6.	The Incentive Plan Proposal—to consider and vote upon a proposal to approve and adopt the 2019 Omnibus Plan (as defined herein) (Proposal No. 16); and

7.

The Adjournment Proposal— to consider and vote upon a proposal to adjourn the Mosaic Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Mosaic Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Proposals, the Fortress Issuance Proposal, the Blackstone Issuance Proposal, the Merger Issuance Proposal or the Incentive Plan Proposal, or holders of Mosaic’s public shares (as defined below) have elected to redeem an amount of public shares such that Mosaic would have less than $5,000,001 of net tangible assets or the Maximum Redemption Condition (as defined below) would not be satisfied (Proposal No. 17).

Only holders of record of Mosaic common stock at the close of business on [                    ], 2019 are entitled to notice of the Mosaic Special Meeting and to vote at the Mosaic Special Meeting and any adjournments or postponements of the Mosaic Special Meeting. A complete list of Mosaic stockholders of record entitled to vote at the Mosaic Special Meeting will be available for 10 days before the Mosaic Special Meeting at the principal executive offices of Mosaic for inspection by stockholders during ordinary business hours for any purpose germane to the Mosaic Special Meeting.

Pursuant to Mosaic’s existing charter, Mosaic will provide holders (“public stockholders”) of its Class A common stock (“public shares”) with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account (as defined below), which holds the proceeds of Mosaic’s initial public offering (“Mosaic’s IPO”) as of two business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the Trust Account and not previously released to Mosaic to fund its working capital requirements and/or pay taxes) upon the closing of the transactions contemplated by the merger agreement. For illustrative purposes, based on funds in the Trust Account of approximately $354.3 million on September 30, 2019, the estimated per share redemption price would have been approximately $10.27, excluding additional interest earned on the funds held in the Trust Account and not previously released to Mosaic to fund its working capital requirements and/or pay taxes. Public stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal. A public stockholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the public shares. Mosaic Sponsor, LLC, a Delaware limited liability company, and Fortress Mosaic Sponsor LLC, a Delaware limited liability company (together with Mosaic Sponsor, LLC, the “Sponsors”), and Mosaic’s officers and directors have agreed to waive their redemption rights in connection with the consummation of the merger with respect to any shares of Mosaic common stock they may hold. Currently, the Sponsors own approximately 20% of Mosaic common stock, consisting of Class F common stock (“Founder Shares”). Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. The Sponsors and Mosaic’s directors and officers have agreed to vote any shares of common stock owned by them in favor of the Business Combination Proposal.

Approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Mosaic common stock, voting together as a single class. Approval of the Charter Proposals requires the affirmative vote of (i) the holders of at least two-thirds of the Founder Shares then outstanding, voting separately as a single class and (ii) the holders of a majority of the outstanding shares of Mosaic common stock, voting together as a single class. Approval of the Fortress Issuance Proposal, the Blackstone Issuance Proposal, the Merger Issuance Proposal, the Incentive Plan Proposal and the Adjournment Proposal (if necessary) each require the majority of the votes cast by the Mosaic stockholders present in person or represented by proxy at the Mosaic Special Meeting. The Mosaic board of directors has already approved each of the proposals.

As of September 30, 2019, there was approximately $354.3 million in the Trust Account, which Mosaic intends to use for the purposes of consummating a business combination within the time period described in this proxy statement/consent solicitation statement/prospectus and to pay approximately $12.1 million in deferred underwriting commissions to the underwriters of Mosaic’s IPO. Each redemption of public shares by its public stockholders will decrease the amount in the Trust Account. Mosaic will not consummate the merger if the redemption of public shares would result in (i) Mosaic’s failure to have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) (or any successor rule)) or (ii) the merger agreement condition that public stockholders shall have requested redemptions for fewer than 10,350,000 shares in the aggregate of public shares following the date of the merger agreement (the “Maximum Redemption Condition”) would not to be satisfied or waived by Vivint Smart Home. Under the terms of the merger agreement, Vivint Smart Home may waive the Maximum Redemption Condition, such that closing of the merger could occur if Mosaic maintains at least $5,000,001 of net tangible assets (which is assumed to be a redemption of 34,000,000 shares, or 98.5% of Mosaic Class A common stock based, for ease of presentation, on an assumption that the sole assets of Mosaic are $345 million of cash in the Trust Account and disregarding the $1 difference in such a redemption scenario). In the event that Vivint Smart Home elects to waive the Maximum Redemption Condition, it will notify Vivint Smart Home’s and Mosaic’s stockholders by issuing a press release at least one business day prior to the closing of the merger.

If Mosaic stockholders fail to approve the Business Combination Proposal, the merger will not occur. The proxy statement/consent solicitation statement/prospectus accompanying this notice explains the merger agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Mosaic Special Meeting. Please review the proxy statement/consent solicitation statement/prospectus carefully.

The Mosaic board of directors has set [                    ], 2019 as the record date for the Mosaic Special Meeting. Only holders of record of shares of Mosaic common stock at the close of business on [                    ], 2019 will be entitled to notice of and to vote at the Mosaic Special Meeting and any adjournments or postponements thereof. Any stockholder entitled to attend and vote at the Mosaic Special Meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of shares of Mosaic common stock.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF MOSAIC COMMON STOCK OWN. Whether or not you plan to attend the Mosaic Special Meeting, please complete, sign, date and mail the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions printed on your proxy card. If you hold your shares through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee.

The Mosaic board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the Fortress Issuance Proposal, “FOR” the Blackstone Issuance Proposal, “FOR” the Merger Issuance Proposal, “FOR” the Incentive Plan Proposal and “FOR” the Adjournment Proposal (if necessary).

If you have any questions or need assistance with voting, please contact Mosaic’s proxy solicitor, Morrow Sodali, at (800) 662-5200 or email Morrow Sodali at MOSC.info@morrowsodali.com.

If you plan to attend the Mosaic Special Meeting, you will be required to bring certain documents with you to be admitted to the meeting. Please read carefully the sections in the proxy statement/consent solicitation statement/prospectus regarding attending and voting at the annual meeting to ensure that you comply with these requirements.

BY ORDER OF THE BOARD OF DIRECTORS

David M. Maura
[ ], 2019	Chairman of the Board of Directors

Vivint Smart Home, Inc.

4931 North 300 West

Provo, UT 84604

NOTICE OF SOLICITATION OF WRITTEN CONSENT

To Stockholders of Vivint Smart Home, Inc.:

Pursuant to an Agreement and Plan of Merger, dated as of September 15, 2019 (as it may be amended and/or restated from time to time, the “merger agreement”), by and among Vivint Smart Home, Inc. (“Vivint Smart Home”), Mosaic Acquisition Corp. (“Mosaic”), and Maiden Merger Sub, Inc., a wholly owned subsidiary of Mosaic (“Merger Sub”), Merger Sub will merge with and into Vivint Smart Home with Vivint Smart Home surviving the merger as a wholly owned subsidiary of Mosaic (the “merger”).

This proxy statement/consent solicitation statement/prospectus is being delivered to you on behalf of the Vivint Smart Home board of directors to request that holders of Vivint Smart Home common stock or preferred stock as of the record date of [                    ], 2019 execute and return written consents to (i) adopt and approve the merger agreement and the merger and (ii) approve, on a non-binding advisory basis, the amendments to Mosaic’s existing charter as set forth in Mosaic’s proposed charter.

This proxy statement/consent solicitation statement/prospectus describes the proposed merger and the actions to be taken in connection with the merger and provides additional information about the parties involved. Please give this information your careful attention. A copy of the merger agreement is attached as Annex A to this proxy statement/consent solicitation statement/prospectus.

A summary of the appraisal rights that may be available to you is described in “Appraisal Rights”. Please note that if you wish to exercise appraisal rights you must not sign and return a written consent adopting the merger agreement. However, so long as you do not return a consent form at all, it is not necessary to affirmatively vote against or disapprove the merger. In addition, you must take all other steps necessary to perfect your appraisal rights.

The Vivint Smart Home board of directors has considered the merger and the terms of the merger agreement and has unanimously determined that the merger and the merger agreement are advisable, fair to and in the best interests of Vivint Smart Home and its stockholders and recommends that Vivint Smart Home stockholders adopt the merger agreement by submitting a written consent.

Please complete, date and sign the written consent furnished with this proxy statement/consent solicitation statement/prospectus and return it promptly to Vivint Smart Home by one of the means described in “Vivint Smart Home’s Solicitation of Written Consents”.

By Order of the Board of Directors,

Shawn J. Lindquist
Chief Legal Officer and Secretary

BASIS OF PRESENTATION AND GLOSSARY

As used in this proxy statement/consent solicitation statement/prospectus, unless otherwise noted or the context otherwise requires:

•	references to “2GIG” are to 2GIG Technologies, Inc., Vivint Smart Home’s affiliate;

•	references to “313 Acquisition” are to 313 Acquisition LLC, a parent entity of Vivint Smart Home, Inc.;

•	references to “AMRU” are to average monthly revenue per user, which consists of Total MR divided by average monthly Total Subscribers (as defined below) during a given period;

•	references to “AMSRU” are to average monthly service revenue per user, which consists of Total MSR divided by Total Subscribers (defined below) at the end of a given period;

•	references to “APX” are to APX Group, Inc., an indirect wholly-owned subsidiary of Vivint Smart Home, Inc.;

•

references to the “Consumer Financing Program” or “CFP” are to the program, launched in the first quarter of 2017 under the Vivint Flex Pay plan, pursuant to which Vivint Smart Home offers to qualified subscribers in the United States an opportunity to finance the purchase of products and installation fees in connection with the services through a third-party financing provider;

•	references to “effective time” are to the time at which the merger becomes effective;

•	references to “Holdings” and “Parent Guarantor” are to APX Group Holdings, Inc., a wholly-owned subsidiary of Vivint Smart Home, Inc.;

•	references to “merger” are to the proposed merger of Vivint Smart Home, Inc. with and into Merger Sub;

•	references to “Mosaic” are to Mosaic Acquisition Corp. before giving effect to the merger;

•

references to “Mosaic common stock” are to, prior to the effective time, collectively, Mosaic Class A common stock and Mosaic Class F common stock, and at and after the effective time, Mosaic Class A common stock;

•

references to “New Vivint” are to Vivint Smart Home, Inc. (f/k/a Mosaic Acquisition Corp. as of immediately following the effective time) and its consolidated subsidiaries, and references to “New Vivint Parent” refer only to Vivint Smart Home, Inc. (f/k/a Mosaic Acquisition Corp. as of immediately following the effective time), exclusive of its subsidiaries, in each case, after giving effect to the merger; and

•

references to “the notes” are to the 8.75% Senior Notes due 2020 (“2020 notes”), 8.875% Senior Secured Notes due 2022 (“2022 private placement notes”), 7.875% Senior Secured Notes due 2022 (“2022 notes”), 7.625% Senior Notes due 2023 (“2023 notes”) and 8.500% Senior Secured Notes due 2024 (“2024 notes”) issued by APX. See “Vivint Smart Home’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”;

•

references to “Products” are to Vivint Smart Home’s offering of smart home equipment including a proprietary control panel, door and window sensors, door locks, security cameras, smoke alarms and other equipment;

•

references to “Revolving Credit Facility” are to Vivint Smart Home’s senior secured revolving credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility”;

•

references to “RICs” are to retail installment contracts offered under the Vivint Flex Pay plan with respect to the purchase of products and installation fees to certain of Vivint Smart Home’s subscribers who do not qualify for the CFP but qualify under Vivint Smart Home’s historical underwriting criteria;

i

•	references to “Services” are to Vivint Smart Home’s offering of smart home and security services;

•

references to “Smart Home Services” are to Vivint Smart Home’s offering of smart home services combining Products and related installation, Services and Vivint Smart Home’s proprietary back-end cloud platform software;

•	references to “Solar” are to Vivint Solar, Inc., Vivint Smart Home’s affiliate;

•

references to “2024 Term Loan B Agreement” refers to the credit agreement (the “Term Loan Agreement”), dated as of September 6, 2018, among certain of Vivint Smart Home’s subsidiaries, certain lenders party thereto and Bank of America, N.A., as administrative agent;

•	references to “Total MR” are to the average monthly total revenue recognized during a given period;

•

references to “Total MSR” are to the contracted recurring monthly service billings to Vivint Smart Home’s smart home and security subscribers, based on the Total Subscribers number as of the end of a given period;

•	references to “Total Subscribers” are to the aggregate number of active smart home and security subscribers at the end of a given period;

•

references to the “Vivint Flex Pay” plan are to the plan, introduced in January 2017, under which Vivint Smart Home launched the Consumer Financing Program and began to offer RICs as well as the option to pay in full at the time of purchase; and

•	references to “Vivint Smart Home” are to Vivint Smart Home, Inc. and its consolidated subsidiaries.

Unless specified otherwise, amounts in this proxy statement/consent solicitation statement/prospectus are presented in United States (“U.S.”) dollars.

Defined terms in the financial statements contained in this proxy statement/consent solicitation statement/prospectus have the meanings ascribed to them in the financial statements.

QUESTIONS AND ANSWERS

The following are answers to certain questions that you may have regarding the merger, the stockholder meeting and the consent solicitation. We urge you to read carefully the remainder of this proxy statement/consent solicitation statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this proxy statement/consent solicitation statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	WHAT IS THE MERGER?

A:

Mosaic, Merger Sub, a wholly owned subsidiary of Mosaic, and Vivint Smart Home have entered into an Agreement and Plan of Merger, dated as of September 15, 2019, (as it may be amended and/or restated from time to time, the “merger agreement”), pursuant to which Merger Sub will merge with and into Vivint Smart Home with Vivint Smart Home surviving the merger as a wholly owned subsidiary of Mosaic.

Mosaic will hold the Mosaic Special Meeting to, among other things, obtain the approvals required for the merger and the other transactions contemplated by the merger agreement and you are receiving this proxy statement/consent solicitation statement/prospectus in connection with such meeting. Vivint Smart Home is also providing these consent solicitation materials to the holders of Vivint Smart Home common stock and preferred stock, to solicit, among other things, the required written consent to adopt and approve in all respects the merger agreement and the transactions contemplated thereby (the “Vivint Merger Proposal”) and to approve, on a non-binding advisory basis, the amendments to Mosaic’s existing charter as set forth in Mosaic’s proposed charter (the “Vivint Charter Amendment Proposals”). See “The Merger Agreement” beginning on page [●]. In addition, a copy of the merger agreement is attached to this proxy statement/consent solicitation statement/prospectus as Annex A. We urge you to read carefully this proxy statement/consent solicitation statement/prospectus and the merger agreement in their entirety.

Q:	WHY AM I RECEIVING THIS DOCUMENT?

A:

Mosaic is sending this proxy statement/consent solicitation statement/prospectus to its stockholders to help them decide how to vote their shares of Mosaic common stock with respect to the matters to be considered at the Mosaic Special Meeting. Vivint Smart Home is also providing these consent solicitation materials to the holders of Vivint Smart Home common stock and preferred stock in order to solicit such holders’ written consent to the Vivint Merger Proposal and the Vivint Charter Amendments Proposals.

The merger cannot be completed unless Mosaic’s stockholders approve the Business Combination Proposal, the Charter Proposals, the Fortress Issuance Proposal, the Blackstone Issuance Proposal, the Merger Issuance Proposal and the Incentive Plan Proposal set forth in this proxy statement/consent solicitation statement/prospectus for their approval and Vivint Smart Home’s stockholders approve the Vivint Merger Proposal. Information about the Mosaic Special Meeting, the consent solicitation, the merger and the other business to be considered by stockholders at the Mosaic Special Meeting is contained in this proxy statement/consent solicitation statement/prospectus.

This document constitutes a proxy statement of Mosaic, a consent solicitation statement of Vivint Smart Home and a prospectus of Mosaic. It is a proxy statement because the board of directors of Mosaic is soliciting proxies using this proxy statement/consent solicitation statement/prospectus from its stockholders. It is a consent solicitation statement because the board of directors of Vivint Smart Home is soliciting written consent using this proxy statement/consent solicitation statement/prospectus from its stockholders. It is a prospectus because Mosaic, in connection with the merger, is offering shares of Mosaic Class A common stock in exchange for the outstanding shares of Vivint Smart Home common stock. See “The Merger Agreement—Merger Consideration”.

Q:	WHAT WILL VIVINT SMART HOME STOCKHOLDERS RECEIVE IN THE MERGER?

A:

If the merger is completed, each share of Vivint Smart Home preferred stock issued and outstanding immediately prior to the effective time of the merger (other than shares owned by Vivint Smart Home as treasury stock) will be converted into a number of shares of Vivint Smart Home common stock in accordance with the certificate of designation of the Vivint Smart Home preferred stock.

At the effective time, each share of Vivint Smart Home common stock issued and outstanding immediately prior to the effective time of the merger (other than shares owned by Vivint Smart Home as treasury stock or dissenting shares) will convert into the right to receive 209.6849221312 shares of Mosaic Class A common stock (such number of shares, the “exchange ratio”), except for any fractional shares of Mosaic Class A common stock which would result (which will instead be paid out in cash in accordance with the merger agreement). The shares of Mosaic Class A common stock to be issued in the merger are referred to collectively as the “merger consideration”.

The exchange ratio was determined by: first, calculating the equity value of Vivint Smart Home on a cash-free, debt-free basis (less the cost of vested equity awards of Vivint Group, Inc.) using the transaction enterprise value of $5.6 billion, which resulted in an equity value of approximately $2.283 billion; second, calculating the equity value per share of Vivint Smart Home common stock using the 1,088,935.0852 shares of Vivint Smart Home common stock (including shares of Vivint Smart Home preferred stock that will be automatically converted into Vivint Smart Home common stock immediately prior to the merger) outstanding as of September 15, 2019, which resulted in an equity value per share of approximately $2,097; and third, calculating the exchange ratio using an equity value per share for Mosaic common stock of $10.00, which resulted in an exchange ratio of 209.6849221312 shares of Mosaic Class A common stock per share of Vivint Smart Home common stock.

Based on the number of (i) shares of Vivint Smart Home common stock (including shares of Vivint Smart Home preferred stock that will be automatically converted into Vivint Smart Home common stock immediately prior to the merger) and (ii) shares of Vivint Group, Inc. (“VGI”) common stock reserved for issuance upon the settlement of VGI restricted stock unit awards, stock appreciation right awards and long-term incentive plan awards (“VGI Awards”), in each case of clauses (i) and (ii), outstanding as of September 15, 2019, a total of approximately 252.3 million shares of Mosaic common stock will be issued to stockholders of Vivint Smart Home or reserved for issuance with respect to VGI Awards, in each case, in connection with the merger. Up to an additional 25 million shares of Mosaic common stock may be issued to equityholders of Vivint Smart Home (including holders of Vivint Group, Inc. awards) in the event the earnout set forth in the merger agreement is fully achieved within five years of the consummation of the merger.

Q:	WHEN WILL THE MERGER BE COMPLETED?

A:

The parties currently expect that the merger will be completed during the fourth quarter of 2019 or the first quarter of 2020. However, neither Mosaic nor Vivint Smart Home can assure you of when or if the merger will be completed and it is possible that factors outside of the control of both companies could result in the merger being completed at a different time or not at all. Mosaic must first obtain the approval of Mosaic stockholders for each of the proposals set forth in this proxy statement/consent solicitation statement/prospectus for their approval (other than the Adjournment Proposal), Vivint Smart Home must first obtain the written consent of Vivint Smart Home stockholders for the merger and Mosaic and Vivint Smart Home must also first obtain certain necessary regulatory approvals and satisfy other closing conditions. See “The Merger Agreement—Conditions to the Merger” beginning on page [●].

Q:	WHAT HAPPENS IF THE MERGER IS NOT COMPLETED?

A:

If the merger is not completed, Vivint Smart Home stockholders will not receive any consideration for their shares of Vivint Smart Home common stock and Vivint Smart Home preferred stock will not be converted into Vivint Smart Home common stock. Instead, Vivint Smart Home will remain an independent company. Under specified circumstances, Vivint Smart Home will be required to pay to Mosaic a fee with respect to the termination of the merger agreement. See “The Merger Agreement—Termination; Company Termination Fee” and “Risk Factors” beginning on page [●] and page [●], respectively.

QUESTIONS AND ANSWERS ABOUT MOSAIC’S SPECIAL STOCKHOLDER MEETING

Q:	WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:	Mosaic stockholders are being asked to vote on the following proposals:

1.	the Business Combination Proposal;

2.	the Charter Proposals;

3.	the Fortress Issuance Proposal;

4.	the Blackstone Issuance Proposal;

5.	the Merger Issuance Proposal;

6.	the Incentive Plan Proposal; and

7.	the Adjournment Proposal.

The merger is conditioned upon the approval of the Business Combination Proposal, the Charter Proposals, the Fortress Issuance Proposal, the Blackstone Issuance Proposal, the Merger Issuance Proposal and the Incentive Plan Proposal, subject to the terms of the merger agreement. The merger is not conditioned on the Adjournment Proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

Q:	WHY IS MOSAIC PROPOSING THE MERGER?

A:

Mosaic was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities (collectively, a “business combination”).

On October 23, 2017, Mosaic completed its initial public offering, generating gross proceeds of $345,000,000. Since Mosaic’s IPO, Mosaic’s activity has been limited to the evaluation of business combination candidates.

Vivint is one of the largest smart home companies in North America, delivering integrated smart home products and services to more than 1.5 million subscribers. Vivint manages over 20 million in-home devices, processing over 1.5 billion home activity events each day.

The Vivint Smart Home board of directors believes that the proposed merger represents the best potential transaction for Vivint Smart Home to create greater value for Vivint Smart Home’s stockholders, while also providing greater liquidity by owning stock in a public company.

Based on its due diligence investigations of Vivint Smart Home and the industry in which it operates, including the financial and other information provided by Vivint Smart Home in the course of their negotiations in connection with the merger agreement, Mosaic believes that Vivint Smart Home has a leading position in global markets, diversified product lines, longstanding customer relationships and a management team with skills that are complementary to those of Mosaic’s co-founder David M. Maura, who will become a director of New Vivint Parent immediately following the merger. As a result, Mosaic believes that a merger with Vivint Smart Home will provide Mosaic stockholders with an opportunity to participate in the ownership of a company with significant growth potential. See the section entitled “The Merger—Recommendation of the Mosaic Board of Directors and Reasons for the Merger”.

Q:	DID THE MOSAIC BOARD OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE MERGER?

A:

Mosaic’s board of directors did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the merger. Mosaic’s officers, directors and advisors have substantial

v

experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of Mosaic’s financial advisors, enabled them to make the necessary analyses and determinations regarding the merger. In addition, Mosaic’s officers, directors and advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of Mosaic’s board of directors and advisors in valuing Vivint Smart Home’s business.

Q:	DO I HAVE REDEMPTION RIGHTS?

A:

If you are a holder of public shares, you have the right to demand that Mosaic redeem such shares for a pro rata portion of the cash held in the Trust Account, which holds the proceeds of Mosaic’s IPO, as of two business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the Trust Account and not previously released to Mosaic to fund its working capital requirements and/or pay taxes) upon the closing of the transactions contemplated by the merger agreement (such rights, “redemption rights”).

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption with respect to more than 15% of the public shares. Accordingly, all public shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group”, will not be redeemed.

Under Mosaic’s existing charter, the merger may be consummated only if Mosaic has at least $5,000,001 of net tangible assets after giving effect to all holders of public shares that properly demand redemption of their shares for cash. Additionally, Vivint Smart Home will not be required to consummate the merger if the Maximum Redemption Condition is not satisfied or waived by Vivint Smart Home. Under the terms of the merger agreement, Vivint Smart Home may waive the Maximum Redemption Condition, such that closing of the merger could occur if Mosaic maintains at least $5,000,001 of net tangible assets (which is assumed to be a redemption of 34,000,000 shares, or 98.5% of Mosaic Class A common stock based, for ease of presentation, on an assumption that the sole assets of Mosaic are $345 million of cash in the Trust Account and disregarding the $1 difference in such a redemption scenario). In the event that Vivint Smart Home elects to waive the Maximum Redemption Condition, it will notify Vivint Smart Home’s and Mosaic’s stockholders by issuing a press release at least one business day prior to the closing of the merger.

Q:	WILL HOW I VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?

A:

No. You may exercise your redemption rights whether you vote your public shares for or against, or whether you abstain from voting on, the Business Combination Proposal or any other proposal described in this proxy statement/consent solicitation statement/prospectus. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their public shares and no longer remain stockholders and the merger may be consummated even though the funds available from the Trust Account and the number of public stockholders are substantially reduced as a result of redemptions by public stockholders. However, Vivint Smart Home will not be required to consummate the merger if the Maximum Redemption Condition is not met. Under the terms of the merger agreement, Vivint Smart Home may waive the Maximum Redemption Condition, such that closing of the merger could occur if Mosaic maintains at least $5,000,001 of net tangible assets (which is assumed to be a redemption of 34,000,000 shares, or 98.5% of Mosaic Class A common stock based, for ease of presentation, on an assumption that the sole assets of Mosaic are $345 million of cash in the Trust Account and disregarding the $1 difference in such a redemption scenario). In the event that Vivint Smart Home elects to waive the Maximum Redemption Condition, it will notify Vivint Smart Home’s and Mosaic’s stockholders by issuing a press release at least one business day prior to the closing of the merger. Also, with fewer public shares and public stockholders, the trading market for Mosaic Class A common stock may be less liquid than the market for Mosaic Class A common stock prior to the merger and Mosaic may not be able to meet the listing standards of a national securities exchange. In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into Vivint Smart Home’s business will be reduced and New Vivint may not be able to reduce its outstanding indebtedness as currently contemplated.

Q:	HOW DO I EXERCISE MY REDEMPTION RIGHTS?

A:

If you are a holder of public shares and wish to exercise your redemption rights, you must demand that Mosaic redeem your shares for cash no later than the second business day preceding the vote on the Business Combination Proposal by delivering your stock to Mosaic’s transfer agent physically or electronically using Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) system prior to the vote at the Mosaic Special Meeting. Any holder of public shares will be entitled to demand that such holder’s shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was $[            ] [    ], or $[            ] [            ] per share, as of [                    ] [    ], 2019, the record date). Such amount, including interest earned on the funds held in the Trust Account and not previously released to Mosaic to fund its working capital requirements, subject to an annual limit of $750,000, and/or to pay its taxes, will be paid promptly upon consummation of the merger. However, under Delaware law, the proceeds held in the Trust Account could be subject to claims which could take priority over those of Mosaic’s public stockholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Mosaic Special Meeting. If you deliver your shares for redemption to Mosaic’s transfer agent and later decide prior to the Mosaic Special Meeting not to elect redemption, you may request that Mosaic’s transfer agent return the shares (physically or electronically).

Any corrected or changed proxy card or written demand of redemption rights must be received by Mosaic’s transfer agent prior to the vote taken on the Business Combination Proposal at the Mosaic Special Meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to the transfer agent prior to the vote at the Mosaic Special Meeting.

If a holder of public shares properly makes a request for redemption and the public shares are delivered as described to Mosaic’s transfer agent as described herein, then, if the merger is consummated, Mosaic will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your public shares for cash.

For a discussion of the material U.S. federal income tax considerations for holders of public shares with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Consequences—Tax Consequences of a Redemption of Mosaic public shares” beginning on page [●].

Q:	WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE MERGER?

A:

The net proceeds of Mosaic’s IPO, together with funds raised from the private sale of warrants simultaneously with the consummation of Mosaic’s IPO, was placed in the Trust Account immediately following Mosaic’s IPO. After consummation of the merger, the funds in the Trust Account will be used to pay holders of the public shares who exercise redemption rights, to pay fees and expenses incurred in connection with the merger (including aggregate fees of approximately $12,075,000 as deferred underwriting commissions related to Mosaic’s IPO) and for New Vivint’s working capital and general corporate purposes, including to pay down a portion of the Vivint Smart Home’s debt.

Q:	WHAT HAPPENS IF THE MERGER IS NOT CONSUMMATED?

A:

If Mosaic does not complete the merger with Vivint Smart Home for any reason, Mosaic would search for another target business with which to complete a business combination. If Mosaic does not complete the merger with Vivint Smart Home or another target business by January 23, 2020, Mosaic must redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the amount then held in the Trust Account divided by the number of outstanding public shares. The Sponsors have no redemption rights in the event a business combination is not effected in the required time period and, accordingly, their Founder Shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to Mosaic’s outstanding warrants. Accordingly, such warrants will expire worthless.

Q:	HOW DO THE SPONSORS INTEND TO VOTE ON THE PROPOSALS?

A:

The Sponsors own of record and are entitled to vote an aggregate of 20% of the outstanding shares of Mosaic common stock. The Sponsors have agreed to vote any Founder Shares and any public shares held by them as of the record date, in favor of the proposals. See “Other Agreements—Sponsor Agreement”.

Q:	WHAT CONSTITUTES A QUORUM AT THE MOSAIC SPECIAL MEETING?

A:

A majority of the voting power of the issued and outstanding Mosaic common stock entitled to vote at the Mosaic Special Meeting must be present, in person or represented by proxy, at the Mosaic Special Meeting to constitute a quorum and in order to conduct business at the Mosaic Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The holders of the Founder Shares, who currently own approximately 20% of the issued and outstanding shares of Mosaic common stock, will count towards this quorum. In the absence of a quorum, the chairman of the Mosaic Special Meeting has power to adjourn the Mosaic Special Meeting. As of the record date for the Mosaic Special Meeting, 21,562,501 shares of Mosaic common stock would be required to achieve a quorum.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE MOSAIC SPECIAL MEETING?

A:

The Business Combination Proposal: The affirmative vote of the holders of a majority of the outstanding shares of Mosaic common stock, voting together as a single class, is required to approve the Business Combination Proposal. Mosaic stockholders must approve the Business Combination Proposal in order for the merger to occur. If Mosaic stockholders fail to approve the Business Combination Proposal, the merger will not occur. As further discussed in the section entitled “Other Agreements—Mosaic letter agreement” and “—Sponsor Agreement” beginning on page [●] of this proxy statement/consent solicitation statement/prospectus, the Sponsors and Mosaic’s officers and directors have entered into an agreement with Mosaic (the “Mosaic letter agreement”) pursuant to which the Sponsors and Mosaic’s officers and directors have agreed to vote shares representing approximately 20% of the aggregate voting power of the Mosaic common stock in favor of the Business Combination Proposal.

The Charter Proposals: The affirmative vote of (i) the holders of at least two-thirds of the Founder Shares then outstanding, voting separately as a single class, and (ii) the holders of a majority of the outstanding shares of Mosaic common stock, voting together as a single class, is required to approve each Charter Proposal. The merger is conditioned upon the approval of the Charter Proposals, subject to the terms of the merger agreement. Notwithstanding the approval of the Charter Proposals, if the merger is not consummated for any reason, the actions contemplated by the Charter Proposals will not be effected.

The Fortress Issuance Proposal: The majority of the votes cast by the Mosaic stockholders present in person or represented by proxy at the Mosaic Special Meeting is required to approve the Fortress Issuance Proposal. The merger is conditioned upon the approval of the Fortress Issuance Proposal, subject to the terms of the merger agreement. Notwithstanding the approval of the Fortress Issuance Proposal, if the merger is not consummated for any reason, the actions contemplated by the Fortress Issuance Proposal will not be effected.

The Blackstone Issuance Proposal: The majority of the votes cast by the Mosaic stockholders present in person or represented by proxy at the Mosaic Special Meeting is required to approve the Blackstone Issuance Proposal. The merger is conditioned upon the approval of the Blackstone Issuance Proposal, subject to the terms of the merger agreement. Notwithstanding the approval of the Blackstone Issuance Proposal, if the merger is not consummated for any reason, the actions contemplated by the Blackstone Issuance Proposal will not be effected.

The Merger Issuance Proposal: The majority of the votes cast by the Mosaic stockholders present in person or represented by proxy at the Mosaic Special Meeting is required to approve the Merger Issuance Proposal. The merger is conditioned upon the approval of the Merger Issuance Proposal, subject to the terms of the merger agreement. Notwithstanding the approval of the Merger Issuance Proposal, if the merger is not consummated for any reason, the actions contemplated by the Merger Issuance Proposal will not be effected.

The Incentive Plan Proposal: The majority of the votes cast by the Mosaic stockholders present in person or represented by proxy at the Mosaic Special Meeting is required to approve the Incentive Plan Proposal. The merger is conditioned upon the approval of the Incentive Plan Proposal, subject to the terms of the merger agreement. Notwithstanding the approval of the Incentive Plan Proposal, if the merger is not consummated for any reason, the actions contemplated by the Incentive Plan Proposal will not be effected.

The Adjournment Proposal: The majority of the votes cast by the Mosaic stockholders present in person or represented by proxy at the Mosaic Special Meeting shall be required to approve the Adjournment Proposal. The merger is not conditioned upon the approval of the Adjournment Proposal.

Q:	DO ANY OF MOSAIC’S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE MERGER THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF MOSAIC STOCKHOLDERS?

A:

Mosaic’s executive officers and certain non-employee directors may have interests in the merger that may be different from, or in addition to, the interests of Mosaic stockholders generally. The Mosaic board of directors was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the merger agreement and in recommending that the merger agreement and the transactions contemplated thereby be approved by the stockholders of Mosaic. See “The Merger—Interests of Mosaic’s Directors and Officers in the Merger” beginning on page [●] of this proxy statement/consent solicitation statement/prospectus.

Q:	WHAT DO I NEED TO DO NOW?

A:

After carefully reading and considering the information contained in this proxy statement/consent solicitation statement/prospectus, please submit your proxies as soon as possible so that your shares will be represented at the Mosaic Special Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your broker, bank or other nominee if your shares are held in the name of your broker, bank or other nominee.

Q:	HOW DO I VOTE?

A:	If you are a stockholder of record of Mosaic as of [●], 2019 (the “Mosaic record date”) you may submit your proxy before the Mosaic Special Meeting in any of the following ways, if available:

•	use the toll-free number shown on your proxy card;

•	visit the website shown on your proxy card to vote via the Internet; or

•	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a stockholder of record of Mosaic as of the Mosaic record date, you may also cast your vote in person at the Mosaic Special Meeting.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the Mosaic Special Meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:	WHEN AND WHERE IS THE MOSAIC SPECIAL MEETING?

A:

The Mosaic Special Meeting stockholders will be held on [                    ], at [                    ] local time, at [                    ]. All Mosaic stockholders as of the Mosaic record date, or their duly appointed proxies, may attend the Mosaic Special Meeting. Since seating is limited, admission to the Mosaic Special Meeting will be on a first-come, first-served basis. Registration and seating will begin at [                    ] local time.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:

If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Mosaic or by voting in person at the Mosaic Special Meeting unless you provide a “legal proxy”, which you must obtain from your broker, bank or other nominee. In addition to such legal proxy, if you plan to attend the Mosaic Special Meeting, but are not a stockholder of record because you hold your shares in “street name”, please bring evidence of your beneficial ownership of your shares (e.g., a copy of a recent brokerage statement showing the shares) and valid photo identification with you to the Mosaic Special Meeting.

Under the rules of the NYSE, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Mosaic Special Meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

If you are a Mosaic stockholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Business Combination Proposal, the Charter Proposals, the Fortress Issuance Proposal, the Blackstone Issuance Proposal, the Merger Issuance Proposal, the Incentive Plan Proposal or the Adjournment Proposal. Such broker non-votes will be the equivalent of a vote “AGAINST” the Business Combination Proposal and the Charter Proposals, but will have no effect on the vote count for such other proposals.

Q:	WHAT IF I ATTEND THE MOSAIC SPECIAL MEETING AND ABSTAIN OR DO NOT VOTE?

A:	For purposes of the Mosaic Special Meeting, an abstention occurs when a stockholder attends the meeting in person and does not vote or returns a proxy with an “abstain” vote.

If you are a Mosaic stockholder that attends the Mosaic Special Meeting in person and fails to vote on the Business Combination Proposal or the Charter Proposals, or if you respond to such proposals with an “abstain” vote, your failure to vote or “abstain” vote in each case will have the same effect as a vote “AGAINST” such proposals.

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If you are a Mosaic stockholder that attends the Mosaic Special Meeting in person and fails to vote on the Fortress Issuance Proposal, the Blackstone Issuance Proposal, the Merger Issuance Proposal, the Incentive Plan Proposal or the Adjournment Proposal, or if respond to such proposals with an “abstain” vote, your failure to vote or “abstain” vote in each case will have no effect on the vote count for such proposals.

Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?

A:

If you sign and return your proxy card without indicating how to vote on any particular proposal, the Mosaic stock represented by your proxy will be voted as recommended by the Mosaic board of directors with respect to that proposal.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?

A:	Yes. You may change your vote at any time before your proxy is voted at the Mosaic Special Meeting. You may do this in one of three ways:

•	filing a notice with the corporate secretary of Mosaic;

•	mailing a new, subsequently dated proxy card; or

•	by attending the Mosaic Special Meeting and electing to vote your shares in person.

If you are a stockholder of record of Mosaic and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to Mosaic, 375 Park Avenue, New York, NY, 10152 and it must be received at any time before the vote is taken at the Mosaic Special Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than [            ] on [            ], or by voting in person at the Mosaic Special Meeting. Simply attending the Mosaic Special Meeting will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your shares of Mosaic common stock, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.

Q:	WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE MOSAIC SPECIAL MEETING?

A:

If you fail to take any action with respect to the Mosaic Special Meeting and the merger is approved by stockholders and consummated, you will continue to be a stockholder of Mosaic. Failure to take any action with respect to the Mosaic Special Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the Mosaic Special Meeting and the merger is not approved, you will continue to be a stockholder of Mosaic while Mosaic searches for another target business with which to complete a business combination.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:

Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/consent solicitation statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered under more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q:	WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS OR VOTING?

A:

If you have any questions about the proxy materials, need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/consent solicitation statement/prospectus or the enclosed proxy card, you should contact [●], the proxy solicitation agent for Mosaic, toll-free at [●].

QUESTIONS AND ANSWERS ABOUT VIVINT SMART HOME’S CONSENT SOLICITATION

Q:	WHO IS ENTITLED TO GIVE A WRITTEN CONSENT FOR VIVINT SMART HOME?

A:

The Vivint Smart Home board of directors has set [                    ], 2019 as the record date (the “Vivint Smart Home record date”) for determining Vivint Smart Home stockholders entitled to sign and deliver written consents with respect to this consent solicitation. Holders of outstanding shares of Vivint Smart Home common stock or preferred stock as of the close of business on the Vivint Smart Home record date will be entitled to give a consent using the form of written consent furnished with this proxy statement/consent solicitation statement/prospectus.

Q:	WHAT APPROVAL IS REQUIRED BY VIVINT SMART HOME STOCKHOLDERS TO ADOPT THE MERGER AGREEMENT?

A:

The merger cannot be completed unless stockholders of Vivint Smart Home adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement. Adoption of the merger agreement requires the approval of the written consent of the holders of a majority of the outstanding shares of Vivint Smart Home common stock and preferred stock entitled to vote. As of the close of business on the Vivint Smart Home record date, there were [●] shares of Vivint Smart Home common stock outstanding and entitled to vote and [●] shares of Vivint Smart Home preferred stock outstanding and entitled to vote.

Q:	DO ANY OF VIVINT SMART HOME’S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE MERGER THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF VIVINT SMART HOME STOCKHOLDERS?

A:

Vivint Smart Home’s executive officers and certain non-employee directors may have interests in the merger that may be different from, or in addition to, the interests of Vivint Smart Home stockholders generally. The Vivint Smart Home board of directors was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the merger agreement and in recommending that the merger agreement be approved by the stockholders of Vivint Smart Home. See “The Merger—Interests of Vivint Smart Home Directors and Executive Officers in the Merger” beginning on page [●] of this proxy statement/consent solicitation statement/prospectus.

Q:

I AM AN EMPLOYEE OF VIVINT SMART HOME WHO HOLDS EQUITY AWARDS OF 313 ACQUISITION LLC, THE PARENT OF VIVINT SMART HOME AND/OR VIVINT GROUP, INC., A SUBSIDIARY OF VIVINT SMART HOME. HOW WILL MY EQUITY AWARDS BE TREATED IN THE MERGER?

A:

As described in more detail in “The Merger Agreement—Treatment of Company Group Equity Awards” beginning on page [●] of this proxy statement/consent solicitation statement/prospectus, immediately prior to the effective time:

•

holders of vested Company Group Class B Units (as defined in the merger agreement) as of immediately prior to the effective time, other than Todd Pedersen, Alex Dunn or any of their affiliated entities who hold interests in 313 Acquisition LLC (collectively, the “Holdback Executives”), will have each such Company Group Class B Unit redeemed by 313 Acquisition LLC (“313 Acquisition”) immediately prior to the effective time for shares of common stock of Vivint Solar, Inc. (“VSLR common stock”) and Vivint Smart Home common stock as described below, with an equivalent value as the Company Group Class B Unit so redeemed, in a manner determined by the board of managers of 313 Acquisition (the “313 Board”), pursuant to the terms and conditions of the Company Group Stock Plans (as defined in the merger agreement) and the limited liability company agreement of 313 Acquisition (the “313 LLCA”), assuming a hypothetical liquidation of 313 Acquisition. The number of shares of VSLR common stock and Vivint Smart Home common stock issued with respect to each vested Company Group Class B Unit, in such redemptions, shall be determined on a pro rata basis using the relative value of the shares of VSLR common stock and Vivint Smart Home common stock held by 313 Acquisition as of the effective time. Holders of shares of Vivint Smart Home common stock received in such redemptions will be entitled to receive the merger consideration in accordance with the merger agreement as described below;

•

holders of unvested Company Group Class B Units as of immediately prior to the effective time, other than the Holdback Executives, will have each such unvested Company Group Class B Unit redeemed by 313 Acquisition immediately prior to the effective time for a number of shares of Company Restricted Stock (as defined in the merger agreement), with an equivalent value as the Company Group Class B Units so redeemed, in a manner determined by the 313 Board in accordance with the terms of the Company Group Stock Plans and the 313 LLCA, assuming a hypothetical liquidation of 313 Acquisition. Such shares of Company Restricted Stock shall be subject to the same vesting terms and conditions as the corresponding Company Group Class B Units, as modified pursuant to the 2.0x Modification (as defined below);

•

the vesting schedule for each Company Group Class B Unit and Company Group SAR (as defined in the merger agreement) that would currently vest if Blackstone receives cash proceeds in respect of its Class A Units in 313 Acquisition equal to 2.0x Blackstone’s cumulative invested capital in respect of the Class A Units at such time (the “2.0x Company Group Equity Awards”), will be modified such that each 2.0x Company Group Equity Award will instead vest, subject to the holder’s continued employment on the applicable vesting date (or event), (i) in equal 25% annual installments on each of the first four anniversaries of the closing date of the merger or (ii) if earlier, in full upon either (x) a Change of Control (as defined in the applicable Company Group Stock Plan) or (y) Blackstone receiving cash proceeds in respect of its Class A Units in 313 Acquisition equal to 2.0x Blackstone’s cumulative invested capital in respect of the Class A Units at such time (the “2.0x Modification”); and

•

the distribution schedule for any shares of common stock of Vivint Group, Inc. (“VGI common stock”) issuable pursuant to the Company Group LTIP Plans (as defined in the merger agreement) upon Blackstone’s achievement of certain performance hurdles (the “MOIC LTIP Shares”) will instead be delivered, in accordance with the terms thereof, on each of the 24-, 36- and 48-month anniversaries of the closing date of the merger; provided, that (i) on the date of a Change of Control (as defined in the applicable Company Group LTIP Plan) 100% of the then-undelivered MOIC LTIP Shares will be distributed to participants in the applicable Company Group LTIP Plan and (ii) on the date that Blackstone receives cash proceeds in respect of its Class A Units in 313 Acquisition equal to 2.0x Blackstone’s cumulative invested capital in respect of the Class A Units at such time, 50% of the then-undelivered MOIC LTIP Shares will be distributed to participants in the applicable Company Group LTIP Plan, in accordance with the terms thereof; provided, further, that notwithstanding the foregoing, no MOIC LTIP Shares may be distributed prior to the six-month anniversary an event similar to a “Public Offering” for purposes of the Company Group LTIP Plans (the “LTIP Modification”).

Effective as of the effective time:

•

each Company Group RSU (as defined in the merger agreement), to the extent then outstanding and unsettled, without any action on the part of the holder thereof, will automatically be cancelled and converted into and thereafter evidence a New Vivint Parent restricted stock unit entitling the holder thereof to receive upon settlement a number of shares of New Vivint Parent Class A common stock equal to the product of (x) the number of shares of VGI common stock subject to such Company Group RSU as of immediately prior to the effective time, multiplied by (y) 0.2076986176 (the “VGI exchange ratio”), rounded down to the nearest whole number of shares of New Vivint Parent Class A common stock (after such conversion, “Rollover RSUs”);

•

each Company Group SAR, to the extent then outstanding and unexercised, without any action on the part of the holder thereof, will automatically be cancelled and converted into and thereafter evidence a New Vivint Parent stock appreciation right with respect to a number of shares of New Vivint Parent Class A common stock equal to the product of (x) the number of shares of VGI common stock subject to such Company Group SAR as of immediately prior to the effective time, multiplied by (y) the VGI exchange ratio, rounded down to the nearest whole number of shares of New Vivint Parent Class A common stock (after such conversion, “Rollover SARs”), with a strike price per share of New Vivint Parent Class A common stock equal to the quotient obtained by dividing (i) the per share strike price of such Company Group SAR as of immediately prior to the effective time by (ii) the VGI exchange ratio, rounded up to the nearest whole cent;

•

New Vivint Parent will assume the Company Group LTIP Plans, including any liabilities and obligations associated therewith and make adjustments such that awards under the Company Group LTIP Plans will be settled in a number of shares of New Vivint Parent Class A common stock with a fair market value equal to a number of hypothetical Rollover SARs with respect to (a) the number of shares of VGI common stock subject to the hypothetical Company Group SARs underlying such Company Group LTIP Plan as of immediately prior to the effective time, multiplied by (b) the VGI exchange ratio, rounded down to the nearest whole number of shares of New Vivint Parent Class A common stock, with a strike price per share of New Vivint Parent Class A common stock equal to the quotient obtained by dividing (x) the per share strike price of such hypothetical Company Group SARs as of immediately prior to the effective time by (y) the VGI exchange ratio, rounded up to the nearest whole cent (such assumed and adjusted plans, the “Rollover LTIP Plans”) as if the consummation of the merger constituted an event similar to a “Public Offering” for purposes of the Company Group LTIP Plans; and

•

each share of Company Restricted Stock, to the extent then unvested and outstanding, will automatically, without any action on the part of the holder thereof, be cancelled and converted into a number of shares of restricted New Vivint Parent Class A common stock equal to the exchange ratio, rounded to the nearest whole share of New Vivint Parent Class A common stock (after such conversion, “Rollover Restricted Stock” and together with the Rollover RSUs, the Rollover SARs and the hypothetical Rollover SARs under the Rollover LTIP Plans, the “Rollover Equity Awards”).

Any shares of New Vivint Parent Class A common stock issuable under Rollover Equity Awards, other than the awards granted under the Rollover LTIP Plans or held by the Holdback Executives, will be subject to restrictions on transfer until the first anniversary of the closing date of the merger, unless otherwise agreed to by Vivint Smart Home and the applicable holder. Following the effective time, each Rollover Equity Award will be subject to the 2019 Omnibus Plan (as defined below) and to the same terms and conditions, including, without limitation, any vesting conditions (as modified by the 2.0x Modification or the LTIP Modification, as applicable), as had applied to the corresponding Company Group Equity Award as of immediately prior to the effective time, except for such terms rendered inoperative by reason of the merger, subject to such adjustments as reasonably determined by the New Vivint Parent board of directors to be necessary or appropriate to give effect to the conversion or the merger. After the consummation of the merger, holders of outstanding Rollover Equity Awards will have the contingent right to receive earnout shares if, from the consummation of the merger until the fifth anniversary thereof, the volume-weighted average price of New Vivint Parent Class A common stock exceeds certain thresholds as described below.

Q:	HOW CAN I RETURN MY WRITTEN CONSENT?

A:

If you hold shares of Vivint Smart Home common stock or preferred stock as of the close of business on the Vivint Smart Home record date and you wish to submit your consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Vivint Smart Home. Once you have completed, dated and signed your written consent, deliver it to Vivint Smart Home by faxing your written consent to Vivint Smart Home, Attention: [●], by emailing a .pdf copy of your written consent to [●] or by mailing your written consent to Vivint Smart Home at [●]. Vivint Smart Home does not intend to hold a stockholders’ meeting to consider the Vivint Merger Proposal or the Vivint Charter Amendments Proposals, and, unless Vivint Smart Home decides to hold a stockholders’ meeting for such purposes, you will be unable to vote in person by attending a stockholders’ meeting.

Q:	WHAT IS THE DEADLINE FOR RETURNING MY WRITTEN CONSENT?

A:

The Vivint Smart Home board of directors has set [●], on [●], 2019 as the targeted final date for the receipt of written consents (the “target date”). 313 Acquisition entered into a support agreement with Mosaic (the “Vivint Smart Home support agreement”). Under the Vivint Smart Home support agreement, 313 Acquisition agreed, promptly following the SEC declaring this proxy statement/consent solicitation statement/prospectus effective, to execute and deliver a written consent with respect to the outstanding shares of Vivint Smart Home common stock and preferred stock held by 313 Acquisition, which represent approximately 92% of the outstanding voting power of Vivint Smart Home common stock and preferred stock (on an as converted basis), adopting the merger agreement and approving the merger, subject to certain exceptions. For a more detailed description of the Vivint Smart Home support agreement, see the section titled “Other Agreements—Vivint Smart Home Support Agreement” beginning on page [●] of this proxy statement/consent solicitation statement/prospectus. The target date is the date on which Vivint Smart Home expects to receive the written consents of 313 Acquisition under the Vivint Smart Home support agreement. Vivint Smart Home reserves the right to extend the final date for the receipt of written consents beyond [●], 2019. Any such extension may be made without notice to Vivint Smart Home stockholders. Once a sufficient number of consents to adopt the merger agreement have been received, the consent solicitation will conclude.

Q:	WHAT OPTIONS DO I HAVE WITH RESPECT TO THE PROPOSED MERGER?

A:

With respect to the shares of Vivint Smart Home common stock and preferred stock that you hold, you may execute a written consent to approve the Vivint Merger Proposal or the Vivint Charter Amendments Proposal (which is equivalent to a vote for the proposals). If you fail to execute and return your written consent, or otherwise withhold your written consent, it has the same effect as voting against the Vivint Merger Proposal or the Vivint Charter Amendments Proposals.

Q:	CAN I DISSENT AND REQUIRE APPRAISAL OF MY SHARES?

A:

If you are a Vivint Smart Home stockholder who does not approve the merger by delivering a written consent adopting the merger agreement, you will, by complying with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”), be entitled to appraisal rights. Section 262 of the DGCL is attached to this proxy statement/consent solicitation statement/prospectus as Annex C. Failure to follow any of the statutory procedures set forth in Annex C may result in the loss or waiver of appraisal rights under Delaware law. Delaware law requires that, among other things, you send a written demand for appraisal to Vivint Smart Home after receiving a notice that appraisal rights are available to you, which notice will be sent to non-consenting Vivint Smart Home stockholders in the future. This proxy statement/consent solicitation statement/prospectus is not intended to constitute such a notice. Do not send in your demand before the date of such notice because any demand for appraisal made prior to your receipt of such notice may not be effective to perfect your rights. See the section titled “Appraisal Rights” beginning on page [●] of this proxy statement/consent solicitation statement/prospectus.

Q:	WHAT ARE THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO VIVINT SMART HOME STOCKHOLDERS?

A:

Vivint Smart Home and Mosaic intend the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and/or a transaction governed by Section 351 of the Code for U.S. federal income tax purposes. If the merger so qualifies, then a U.S. holder of Vivint Smart Home common stock (including the shares of Vivint Smart Home common stock resulting from the conversion of Vivint Smart Home preferred stock described under “The Merger Agreement—Merger Consideration”) generally will not recognize any gain or loss as a result of the merger.

Although the obligations of Vivint Smart Home and Mosaic to complete the merger are not conditioned on the receipt of opinions from Simpson Thacher & Bartlett LLP (“STB”), counsel to Vivint Smart Home, or Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”), counsel to Mosaic, to the effect that the merger will qualify as a reorganization and/or a transaction governed by Section 351 of the Code for U.S. federal income tax purposes, we have received an opinion from Paul, Weiss that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code in connection with the filing of the registration statement of which this proxy statement/consent solicitation statement/prospectus is a part. If the merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, and does not otherwise qualify for tax-free treatment under Section 351 of the Code, it will be treated as a taxable stock sale. Paul, Weiss has also delivered an opinion as to the material United States federal income tax consequences described herein. For a more detailed discussion of the material U.S. federal income tax consequences of the merger, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●].

The consequences of the merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the merger, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Q:	SHOULD VIVINT SMART HOME STOCKHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

A:

No. Vivint Smart Home stockholders SHOULD NOT send in any stock certificates now. If the merger agreement is adopted and the merger is consummated, transmittal materials, with instructions for their completion, will be provided under separate cover to Vivint Smart Home stockholders who hold physical stock certificates and the stock certificates should be sent at that time in accordance with such instructions.

Q:	WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE CONSENT SOLICITATION?

A:

If you have any questions about the merger or how to return your written consent or letter of transmittal, or if you need additional copies of this proxy statement/consent solicitation statement/prospectus or a replacement written consent or letter of transmittal, you should contact [●].

SUMMARY

This summary highlights selected information included in this proxy statement/consent solicitation statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which we refer before you decide how to vote. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Merger and the Merger Agreement (page [●])

The terms and conditions of the merger are contained in the merger agreement, which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. We encourage you to read the merger agreement carefully, as it is the legal document that governs the merger.

If the merger agreement is approved and adopted and the merger is subsequently completed, Merger Sub will merge with and into Vivint Smart Home with Vivint Smart Home surviving the merger as a wholly owned subsidiary of Mosaic.

Merger Consideration (page [●])

Immediately prior to the effective time, each share of Vivint Smart Home preferred stock issued and outstanding will be converted into a number of shares of Vivint Smart Home common stock in accordance with the certificate of designation of the Vivint Smart Home preferred stock.

At the effective time of the merger, each share of Vivint Smart Home common stock issued and outstanding immediately prior to the effective time of the merger (other than shares owned by Vivint Smart Home as treasury stock or dissenting shares) will convert into the right to receive 209.6849221312 shares of Mosaic Class A common stock (such number of shares, the “exchange ratio”), except for any fractional shares of Mosaic Class A common stock which would result (which will instead be paid out in cash in accordance with the merger agreement). The shares of Mosaic Class A common stock to be issued in the merger are referred to collectively as the “merger consideration”.

Recommendation of the Vivint Smart Home Board of Directors (page [●])

After consideration, the Vivint Smart Home board of directors adopted resolutions, determining that the merger agreement, the merger contemplated by the merger agreement and the other transactions contemplated by the merger agreement were advisable, fair to and in the best interests of Vivint Smart Home and its stockholders, adopting and approving the merger agreement and the transactions contemplated thereby, including the merger and directing that the merger agreement be submitted to the holders of Vivint Smart Home common stock and preferred stock for consideration. The Vivint Smart Home board of directors recommends that Vivint Smart Home stockholders adopt the merger agreement by submitting a written consent and thereby approve the merger and the transactions contemplated by the merger agreement by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.

For a description of various factors considered by the Vivint Smart Home board of directors in reaching its decision to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, see the section titled “The Merger—Recommendation of the Vivint Smart Home Board of Directors and Reasons for the Merger” beginning on page [●].

Recommendation of the Mosaic Board of Directors (page [●])

The Mosaic board of directors has unanimously determined that the merger, on the terms and conditions set forth in the merger agreement, is advisable and in the best interests of Mosaic and its stockholders and has directed that the proposals set forth in this proxy statement/consent solicitation statement/prospectus be submitted to its stockholders for approval at the Mosaic Special Meeting on the date and at the time and place set forth in this proxy statement/consent solicitation statement/prospectus. The Mosaic board of directors unanimously recommends that Mosaic’s stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the Fortress Issuance Proposal, “FOR” the Blackstone Issuance Proposal, “FOR” the Merger Issuance Proposal, “FOR” the Incentive Plan Proposal and “FOR” the Adjournment Proposal (if necessary). See “The Merger—Recommendation of the Mosaic Board of Directors and Reasons for the Merger” beginning on page [●].

Vivint Smart Home Solicitation of Written Consents (page [●])

Record Date; Vivint Smart Home Stockholders Entitled to Consent

The Vivint Smart Home board of directors has set [●], 2019 (the “Vivint Smart Home record date”) as the record date for determining the Vivint Smart Home stockholders entitled to sign and deliver written consent to adopt and approve in all respects the merger agreement and the transactions contemplated thereby (the “Vivint Merger Proposal”), and to approve, on a non-binding advisory basis, the amendments to Mosaic’s existing charter as set forth in Mosaic’s proposed charter (the “Vivint Charter Amendment Proposals”).

Only Vivint Smart Home stockholders of record holding shares of common stock or preferred stock outstanding as of the close of business on the Vivint Smart Home record date are entitled to sign and deliver written consents with respect to the Vivint Merger Proposal and the Vivint Charter Amendment Proposals. As of the close of business on the Vivint Smart Home record date, there were [●] shares of Vivint Smart Home common stock and [●] shares of Vivint Smart Home preferred stock outstanding and entitled to sign and deliver written consents with respect to the Vivint Merger Proposal and the Vivint Charter Amendment Proposals. You are urged to return a completed, dated and signed written consent by 12:00 noon, New York City time on [●], 2019.

Consents; Required Consents

Written consents from the holders of at least a majority of the voting power of the outstanding shares of Vivint Smart Home common stock and preferred stock entitled to vote are required to adopt the merger agreement and to approve, on a non-binding advisory basis, the amendments to Mosaic’s existing charter as set forth in Mosaic’s proposed charter.

Following entry by the parties into the merger agreement, 313 Acquisition entered into the Vivint Smart Home support agreement with Mosaic. Under the Vivint Smart Home support agreement, 313 Acquisition agreed, promptly following the SEC declaring this proxy statement/consent solicitation statement/prospectus effective, to execute and deliver a written consent with respect to the outstanding shares of Vivint Smart Home common stock and preferred stock held by 313 Acquisition adopting the merger agreement and approving the merger unless the merger is no longer recommended by the Vivint Smart Home board of directors in accordance with the merger agreement, in which case, 313 Acquisition would vote 35% of the shares of Vivint Smart Home stock adopting the merger agreement and would be entitled, in its sole discretion, to vote its remaining shares in any manner. The shares of Vivint Smart Home common stock that are owned by 313 Acquisition and subject to the Vivint Smart Home support agreement represent approximately 92% of the outstanding voting power of Vivint Smart Home common stock and preferred stock (on an as converted basis). The delivery of the written consent by 313 Acquisition pursuant to the Vivint Smart Home support agreement with respect to the shares of Vivint Smart Home common stock that are owned by 313 Acquisition adopting the merger agreement will be sufficient to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement, except in the event of a change of recommendation by the Vivint Smart Home board of directors in accordance with the merger agreement.

Submission of Consents

You may consent to the Vivint Merger Proposal and the Vivint Charter Amendment Proposals with respect to your shares of Vivint Smart Home common stock or preferred stock by completing, dating and signing the written consent enclosed with this proxy statement/consent solicitation statement/prospectus and returning it to Vivint Smart Home.

If you hold shares of Vivint Smart Home common stock or preferred stock as of the close of business on the Vivint Smart Home record date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Vivint Smart Home. Once you have completed, dated and signed the written consent, you may deliver it to Vivint Smart Home by faxing it to Vivint Smart Home, Attention: Secretary, at [●], by emailing a .pdf copy to [●] or by mailing it to Vivint Smart Home at [●], Attention: [●].

The Vivint Smart Home board of directors has set 12:00 noon, New York City time, on [●], 2019 as the target date for the receipt of written consents, which is the date on which Vivint Smart Home expects to receive the written consents of 313 Acquisition under the Vivint Smart Home support agreement. Vivint Smart Home reserves the right to extend the final date for the receipt of written consents beyond [●], 2019. Any such extension may be made without notice to Vivint Smart Home stockholders. Once a sufficient number of consents to adopt the merger agreement has been received, the consent solicitation will conclude. The delivery of the written consent by 313 Acquisition pursuant to the Vivint Smart Home support agreement with respect to the shares of Vivint Smart Home common stock that are owned by 313 Acquisition adopting the merger agreement will be sufficient to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement, except in the event of a change of recommendation by the Vivint Smart Home board of directors in accordance with the merger agreement.

Executing Consents; Revocation of Consents

You may execute a written consent only to approve the Vivint Merger Proposal and the Vivint Charter Amendment Proposals. A written consent to approve the Vivint Merger Proposal or the Vivint Charter Amendment Proposals is equivalent to a vote for such proposals.

If you do not return your written consent, it will have the same effect as a vote against the Vivint Merger Proposal and the Vivint Charter Amendment Proposals. If you are a record holder of shares of Vivint Smart Home common stock or preferred stock and you return a signed written consent, you will have consented to the proposals.

If you are a record holder of shares of Vivint Smart Home common stock or preferred stock as of the close of business on the Vivint Smart Home record date, you may revoke your written consent (subject to any contractual obligations you may otherwise have) at any time prior to [●] local time, on [●], 2019 (or, if earlier, before the consents of a sufficient number of shares to approve the Vivint Merger Proposal have been delivered to the Secretary of Vivint Smart Home). If you wish to revoke your consent before that time, you may do so by delivering a notice of revocation by faxing it to [●] by emailing a .pdf copy to [●] or by mailing it to [●]. However, pursuant to the Vivint Smart Home support agreement, the written consent to be received by Vivint Smart Home from 313 Acquisition will be irrevocable.

Solicitation of Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials to Vivint Smart Home stockholders is being borne by Vivint Smart Home. Officers and employees of Vivint Smart Home may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

Stock Ownership of Vivint Smart Home and Executive Officers

As of the close of business on the record date, excluding shares of Vivint Smart Home common stock held by 313 Acquisition, the directors and executive officers of Vivint Smart Home collectively beneficially owned and were entitled to vote (i) [●] shares of Vivint Smart Home common stock, which represent, in the aggregate, approximately [●]% of Vivint Smart Home common stock outstanding on that date and (ii) [●] shares of Vivint Smart Home preferred stock, which represent, in the aggregate, approximately [●]% of Vivint Smart Home preferred stock outstanding on that date.

Mosaic Special Meeting of Stockholders (page [●])

The special meeting of Mosaic stockholders (the “Mosaic Special Meeting”) will be held on [●], 2019, at [●] local time, at the [●]. At the Mosaic Special Meeting, Mosaic stockholders will be asked to approve the Business Combination Proposal, the Charter Proposal, the Fortress Issuance Proposal, the Blackstone Issuance Proposal, the Merger Issuance Proposal, the Incentive Plan Proposal and the Adjournment Proposal (if necessary).

The Mosaic board of directors has fixed the close of business on [●], 2019 (“Mosaic record date”) as the record date for determining the holders of Mosaic common stock entitled to receive notice of and to vote at the Mosaic Special Meeting. As of the Mosaic record date, there were [34,500,000] shares of Mosaic Class A common stock and [8,625,000] shares of Mosaic Class F common stock outstanding and entitled to vote at the Mosaic Special Meeting held by [●] holders of record. Each share of Mosaic common stock entitles the holder to one vote at the Mosaic Special Meeting on each proposal to be considered at the Mosaic Special Meeting. As of the Mosaic record date, the Sponsors and Mosaic’s directors and executive officers and their affiliates owned and were entitled to vote [8,655,000] shares of Mosaic common stock, representing approximately 20% of the shares of Mosaic common stock outstanding on that date. Mosaic currently expects that the Sponsors and its directors and officers will vote their shares in favor of the proposals set forth in this proxy statement/consent solicitation statement/prospectus, and, pursuant to the Sponsor Agreement, the Sponsors and one of Mosaic’s independent directors have agreed to do so. As of the Mosaic record date, Vivint Smart Home did not beneficially hold any shares of Mosaic common stock.

A majority of the voting power of the issued and outstanding Mosaic common stock entitled to vote at the Mosaic Special Meeting must be present, in person or represented by proxy, at the Mosaic Special Meeting to constitute a quorum and in order to conduct business at the Mosaic Special Meeting.

Approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Mosaic common stock, voting together as a single class. Approval of the Charter Proposals requires the affirmative vote of (i) the holders of at least two-thirds of the Founder Shares then outstanding, voting separately as a single class and (ii) the holders of a majority of the outstanding shares of Mosaic common stock, voting together as a single class. Approval of the Fortress Issuance Proposal, the Blackstone Issuance Proposal, the Merger Issuance Proposal, the Incentive Plan Proposal and the Adjournment Proposal (if necessary) each require the majority of the votes cast by the Mosaic stockholders present in person or represented by proxy at the Mosaic Special Meeting.

The merger is conditioned upon the approval of the Business Combination Proposal, the Charter Proposals, the Fortress Issuance Proposal, the Blackstone Issuance Proposal, the Merger Issuance Proposal and the Incentive Plan Proposal, subject to the terms of the merger agreement. The merger is not conditioned on the Adjournment Proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

Vivint Smart Home’s Directors and Executive Officers Have Financial Interests in the Merger (page [●])

Certain of Vivint Smart Home’s executive officers and directors may have interests in the merger that may be different from, or in addition to, the interests of Vivint Smart Home’s stockholders. The members of the Vivint Smart Home board of directors were aware of and considered these interests to the extent that such interests existed at the time, among other matters, when they approved the merger agreement and recommended that Vivint Smart Home stockholders approve the Vivint Merger Proposal and the Vivint Charter Amendment Proposals. See “The Merger—Interests of Vivint Smart Home Directors and Executive Officers in the Merger” beginning on page [●].

Mosaic’s Directors and Executive Officers Have Financial Interests in the Merger (page [●])

Certain of Mosaic’s executive officers and directors may have interests in the merger that may be different from, or in addition to, the interests of Mosaic’s stockholders. The members of the Mosaic board of directors were aware of and considered these interests, among other matters, when they approved the merger agreement and recommended that Mosaic stockholders approve the proposals required to effect the merger. See “The Merger—Interests of Mosaic’s Directors and Officers in the Merger” beginning on page [●].

Treatment of Company Group Equity Awards (page [●])

Vesting/Distribution Modifications

As of immediately prior to the effective time, 313 Acquisition and Vivint Smart Home will take all actions necessary to modify the vesting schedule for the 2.0x Company Group Equity Awards in accordance with the 2.0x Modification and the distribution schedule of the MOIC LTIP Shares in accordance with the LTIP Modification.

Vested Company Group Class B Units

As of immediately prior to the effective time, each vested Company Group Class B Unit (other than those held by the Holdback Executives) will be redeemed by 313 Acquisition for shares of VSLR common stock and Vivint Smart Home common stock, with an equivalent value as the Company Group Class B Unit so redeemed, in a manner determined by the 313 Board, pursuant to the terms and conditions of the Company Group Stock Plans and the 313 LLCA, assuming a hypothetical liquidation of 313 Acquisition. The number of shares of VSLR common stock and Vivint Smart Home common stock issued with respect to each vested Company Group Class B Unit in such redemptions shall be determined on a pro rata basis using the relative value of the shares of VSLR common stock and Vivint Smart Home common stock held by 313 Acquisition as of the effective time. Holders of shares of Vivint Smart Home common stock received in such redemptions will be entitled to receive the merger consideration in accordance with the merger agreement as described above.

Unvested Company Group Class B Units

As of immediately prior to the effective time, each unvested Company Group Class B Unit (other than those held by the Holdback Executives) will be redeemed by 313 Acquisition for a number of shares of Company Restricted Stock, with an equivalent value as the Company Group Class B Units so redeemed, in a manner determined by the 313 Board in accordance with the terms of the Company Group Stock Plans and the 313 LLCA, assuming a hypothetical liquidation of 313 Acquisition. Such shares of Company Restricted Stock shall be subject to the same vesting terms and conditions as the corresponding Company Group Class B Units, as modified pursuant to the 2.0x Modification. As of the effective time, each such share of Company Restricted Stock will automatically, without any action on the part of the holder thereof, be cancelled and converted into a number of shares of Rollover Restricted Stock equal to the exchange ratio, rounded to the nearest whole share of New Vivint Parent Class A common stock.

Company Group RSUs

As of the effective time, each Company Group RSU, to the extent then outstanding and unsettled, without any action on the part of the holder thereof, will automatically be cancelled and converted into, and thereafter evidence, a Rollover RSU entitling the holder thereof to receive upon settlement a number of shares of New Vivint Parent Class A common stock equal to the product of (x) the number of shares of VGI common stock subject to such Company Group RSU as of immediately prior to the effective time, multiplied by (y) the VGI exchange ratio, rounded down to the nearest whole number of shares of New Vivint Parent Class A common stock.

Company Group SARs

As of the effective time, each Company Group SAR, to the extent then outstanding and unexercised, without any action on the part of the holder thereof, will automatically be cancelled and converted into and thereafter evidence a Rollover SAR with respect to a number of shares of New Vivint Parent Class A common stock equal to the product of (x) the number of shares of VGI common stock subject to such Company Group SAR as of immediately prior to the effective time, multiplied by (y) the VGI exchange ratio, rounded down to the nearest whole number of shares of New Vivint Parent Class A common stock, with a strike price per share of New Vivint Parent Class A common stock equal to the quotient obtained by dividing (i) the per share strike price of such Company Group SAR as of immediately prior to the effective time by (ii) the VGI exchange ratio, rounded up to the nearest whole cent.

Company Group LTIP Plans

As of the effective time, New Vivint Parent will assume the Company Group LTIP Plans, including any liabilities and obligations associated therewith and make adjustments such that awards under the Company Group LTIP Plans will be settled in a number of shares of New Vivint Parent Class A common stock with a fair market value equal to a number of hypothetical Rollover SARs with respect to (a) the number of shares of VGI common stock subject to the hypothetical Company Group SARs underlying such Company Group LTIP Plan as of immediately prior to the effective time, multiplied by (b) the VGI exchange ratio, rounded down to the nearest whole number of shares of New Vivint Parent Class A common stock, with a strike price per share of New Vivint Parent Class A common stock equal to the quotient obtained by dividing (x) the per share strike price of such hypothetical Company Group SARs as of immediately prior to the effective time by (y) the VGI exchange ratio, rounded up to the nearest whole cent as if the consummation of the merger constituted an event similar to a “Public Offering” for purposes of the Company Group LTIP Plans.

Rollover Equity Awards

Any shares of New Vivint Parent Class A common stock issuable under Rollover Equity Awards, other than the awards granted under the Rollover LTIP Plans or held by the Holdback Executives, will be subject to restrictions on transfer until the first anniversary of the closing date of the merger, unless otherwise agreed to by Vivint Smart Home and the applicable holder. Following the effective time, each Rollover Equity Award will be subject to the 2019 Omnibus Plan and to the same terms and conditions, including, without limitation, any vesting conditions (as modified by the 2.0x Modification or the LTIP Modification, as applicable), as had applied to the corresponding Company Group Equity Award as of immediately prior to the effective time, except for such terms rendered inoperative by reason of the merger, subject to such adjustments as reasonably determined by the New Vivint Parent board of directors to be necessary or appropriate to give effect to the conversion or the merger. After the consummation of the merger, holders of outstanding Rollover Equity Awards will have the contingent right to receive earnout shares if, from the consummation of the merger until the fifth anniversary thereof, the volume-weighted average price of New Vivint Parent Class A common stock exceeds certain thresholds as described below.

Treatment of Holdback Executives

As of immediately prior to the effective time, the Company Group Class B Units, whether or not vested, held by the Holdback Executives will be converted into a number of Class A Units in 313 Acquisition (the “Converted Class A Units”), in accordance with the terms and conditions of the Company Group Stock Plans and the 313 LLCA, with an equivalent value and subject to the same vesting terms and conditions as the corresponding Company Group Class B Units (as modified pursuant to the 2.0x Modification). As of immediately following the effective time, the Converted Class A Units held by the Holdback Executives (in addition to any other Class A Units held by the Holdback Executives) will be automatically reclassified into a number of vested and unvested units designed to track 313 Acquisition’s interests in the VSLR common stock, New Vivint Parent Class A common stock, common stock of Vivint Wireless, Inc. (“VW”) and its other property, in each case held as of the effective time, subject to the same vesting terms and conditions as the corresponding Converted Class A Units, as applicable (the “tracking units”). The number of each class of tracking unit to be issued to the Holdback Executives will be determined on a pro rata basis using the relative value of the shares of VSLR common stock, New Vivint Parent Class A common stock, VW common stock and other property held by 313 Acquisition as of immediately following the effective time. On the first anniversary of the closing date of the merger, 10% of any then-vested tracking units held by the Holdback Executives (other than other property tracking units), less any amounts previously sold by, or distributed to, Holdback Executives in connection sales of shares of VSLR common stock, New Vivint Parent Class A common stock and VW common stock by 313 Acquisition, will be redeemed by 313 Acquisition for the shares of VSLR common stock, New Vivint Parent Class A common stock and VW common stock underlying such tracking units in accordance with the terms and conditions of the 313 LLCA. Following the second anniversary of the closing date of the merger, upon written request to 313 Acquisition by a Holdback Executive, 313 Acquisition will promptly redeem all (or any portion) of the then-vested tracking units (other than other property tracking units) held by the Holdback Executives for the shares of VSLR common stock, New Vivint Parent Class A common stock and VW common stock underlying such tracking units in accordance with the terms and conditions of the 313 LLCA. 313 Acquisition will have no obligation to redeem any other property tracking units at any time and may redeem such tracking units, in its sole discretion, in accordance with the terms and conditions of the 313 LLCA. No unvested tracking units held by the Holdback Executives will be redeemed.

Vivint Smart Home Common Stock. At the effective time of the merger, each share of Vivint Smart Home common stock issued and outstanding immediately prior to the effective time of the merger (other than shares owned by Vivint Smart Home as treasury stock or dissenting shares) will convert into the right to receive 209.6849221312 shares of Mosaic Class A common stock (such number of shares, the “exchange ratio”), except for any fractional shares of Mosaic Class A common stock which would result (which will instead be paid out in cash in accordance with the merger agreement).

Regulatory Approvals Required for the Merger (page [●])

Completion of the merger is subject to approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Mosaic has agreed to use its reasonable best efforts to obtain all required regulatory approvals and Vivint Smart Home has agreed to request early termination of any waiting period under the HSR Act. Mosaic and Vivint Smart Home received early termination of the waiting period under the HSR Act on October 4, 2019. The regulatory approvals to which completion of the merger are subject are described in more detail in the section of this proxy statement/consent solicitation statement/prospectus entitled “Regulatory Approvals Required for the Merger” beginning on page [●].

Material United States Federal Income Tax Consequences of the Merger (page [●])

Vivint Smart Home and Mosaic intend the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and/or a transaction governed by Section 351 of the Code for U.S. federal income tax purposes. If the transactions so qualify, then a U.S. holder of Vivint Smart Home common stock (including the shares of Vivint Smart Home common stock resulting from the conversion of Vivint Smart Home preferred stock described below) generally will not recognize any gain or loss as a result of the transactions.

The tax consequences of the transactions to each Vivint Smart Home stockholder may depend on such holder’s particular facts and circumstances. Vivint Smart Home stockholders are urged to consult their tax advisors to understand fully the consequences to them of the transactions in their specific circumstances. For more information, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●].

Appraisal Rights (page [●])

Under Section 262 of the DGCL, holders of shares of Vivint Smart Home common stock who do not consent to the adoption of the merger agreement and who otherwise follow the procedures set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid on the amount determined to be “fair value”. Vivint Smart Home stockholders considering seeking appraisal should be aware that the “fair value” of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger agreement if they did not seek appraisal of their shares.

Any holder of shares of Vivint Smart Home common stock wishing to exercise appraisal rights must, within 20 days after the date of mailing of the notice of their right to demand appraisal, make a written demand for the appraisal of the stockholder’s shares to Vivint Smart Home (as the surviving corporation in the merger), and that stockholder must not submit a written consent approving the adoption of the merger agreement. Failure to follow the procedures specified under Section 262 of the DGCL may result in the loss of appraisal rights. See “Appraisal Rights” beginning on page [●] and Section 262 of the DGCL attached to this proxy statement/consent solicitation statement/prospectus as Annex C.

Conditions to the Merger (page [●])

Conditions to Each Party’s Obligations

The respective obligations of each of Vivint Smart Home and Mosaic to complete the merger are subject to the satisfaction of the following conditions:

•	the applicable waiting period(s) under the HSR Act in respect of the transactions contemplated by the merger agreement shall have expired or been terminated;

•	there shall not have been enacted or promulgated any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the transactions contemplated by the merger agreement;

•	the redemption offer in relation to the public shares shall have been completed in accordance with the terms of the merger agreement and this proxy statement/consent solicitation statement/prospectus;

•	Mosaic shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing;

•

the approval by Mosaic stockholders of the Business Combination Proposal, the Charter Proposals, the Fortress Issuance Proposal, the Blackstone Issuance Proposal and the Incentive Plan Proposal shall have been obtained;

•

the Mosaic Class A common stock to be issued in connection with the merger (including the Mosaic Class A common stock to be issued pursuant to payment of the earnout consideration) shall have been approved for listing on the NYSE, subject only to official notice of issuance thereof; and

•

Vivint Smart Home shall have solicited and obtained consent for the adoption of the merger agreement by holders of a majority of the voting power of the outstanding shares of Vivint Smart Home common stock and preferred stock (the “company approval”).

Conditions to Obligations of Mosaic

The obligation of Mosaic to complete the merger is also subject to the satisfaction, or waiver by Mosaic, of the following conditions:

•

the accuracy of the representations and warranties of Vivint Smart Home as of the date of the merger agreement and as of the closing date of the merger, other than, in most cases, those failures to be true and correct that would not reasonably be likely to have a material adverse effect on Vivint Smart Home;

•	each of the covenants of Vivint Smart Home to be performed or complied with as of or prior to the closing shall have been performed or complied with in all material respects;

•	the receipt of a certificate signed by an officer of Vivint Smart Home certifying that the two preceding conditions have been satisfied; and

•	the transactions contemplated by the Blackstone Subscription Agreements have been consummated concurrently with the closing.

Conditions to Obligations of Vivint Smart Home

The obligation of Vivint Smart Home to complete the merger is also subject to the satisfaction or waiver by Vivint Smart Home of the following conditions:

•	the accuracy of the representations and warranties of Mosaic as of the date of the merger agreement and as of the closing date of the merger;

•	each of the covenants of Mosaic to be performed or complied with as of or prior to the closing shall have been performed or complied with in all material respects;

•	the receipt of a certificate signed by an executive officer of Mosaic certifying that the two preceding conditions have been satisfied;

•	the existing charter of Mosaic shall be amended and restated in the form attached to the merger agreement as Exhibit A;

•	the transactions contemplated by the Fortress Subscription Agreement have been consummated concurrently with the closing;

•	the transactions contemplated by the forward purchase agreements (as defined below) have been consummated concurrently with the closing;

•	the transactions contemplated by the Sponsor Agreement (as defined below) between Mosaic and the Sponsors have been consummated concurrently with or prior to the closing; and

•	the public stockholders shall have requested redemptions for fewer than 10,350,000 shares in the aggregate of Mosaic Class A common stock following the date of the merger agreement.

No Solicitation (page [●])

Under the terms of the merger agreement, Vivint Smart Home has agreed not to (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any acquisition proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person or entity relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any acquisition proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal, (iv) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement (other than an acceptable confidentiality agreement executed in accordance with the no solicitation provisions), merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any acquisition proposal or (v) resolve or agree to do any of the foregoing.

Vivint Smart Home also agreed that immediately following the execution of the merger agreement it shall use its reasonable best efforts to cause its representatives to cease any solicitations, discussions or negotiations with any person or entity conducted prior to the merger agreement in connection with an acquisition proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an acquisition proposal. Vivint Smart Home also agreed that within 3 business days of the execution of the merger agreement, Vivint Smart Home shall request each person and entity that has prior to the date of the merger agreement executed a confidentiality agreement in connection with its consideration of acquiring Vivint Smart Home (and with whom Vivint Smart Home has had contact in 12 months prior to the date of the merger agreement regarding the acquisition of Vivint Smart Home) to return or destroy all confidential information furnished to such person or entity prior to the date of the merger agreement and terminate access to any physical or electronic data room maintained by or on behalf of Vivint Smart Home.

Vivint Smart Home has agreed to promptly (and in any event within one business day) notify, in writing, Mosaic of the receipt of any inquiry, proposal, offer or request for information received after the date of the merger agreement that constitutes, or could reasonably be expected to result in or lead to, any acquisition. Vivint Smart Home shall promptly (and in any event within one business day) keep Mosaic reasonably informed of any material developments with respect to any such inquiry, proposal, offer or request for information or acquisition.

Notwithstanding the restrictions set forth above, the merger agreement provides that, under specified circumstances, in response to a bona fide written acquisition proposal that did not result from a material breach of the no solicitation provisions that the Vivint Smart Home board of directors determines in good faith (after consultation with its outside financial advisors and outside legal counsel), to be a superior proposal and failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, Vivint Smart Home may make a company change in recommendation or terminate the merger agreement to enter a definitive agreement with respect to such superior proposal, subject to complying with Mosaic’s rights under the merger agreement, including the payment of a termination payment by Vivint Smart Home to Mosaic.

Additionally, notwithstanding the restrictions set forth above, if, at any time prior to obtaining the company approval, the Vivint Smart Home board determines in good faith, in response to an intervening event, after consultation with its outside legal counsel, that the failure to make a company change in recommendation would be inconsistent with its fiduciary duties under applicable law, the Vivint Smart Home board of directors may, prior to obtaining the company approval, make a company change in recommendation, subject to complying with Mosaic’s rights under the merger agreement, including the payment of a termination payment by Vivint Smart Home to Mosaic.

Mosaic has agreed not to take, to the extent not inconsistent with the fiduciary duties of the Mosaic board of directors, nor permit any of its affiliates or representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, enter into any agreement with or encourage, respond, provide information to or commence due diligence with respect to, any person or entity (other than Vivint Smart Home, its stockholders and/or any of their affiliates or representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination other than with Vivint Smart Home, its stockholders and their respective affiliates and representatives. Mosaic has agreed to, and cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person or entity conducted prior to the date of the merger agreement with respect to, or which is reasonably likely to give rise to or result in, a proposal for a business combination.

Termination; Company Termination Fee (page [●])

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after adoption of the merger agreement by Vivint Smart Home’s stockholders or approval of the proposals required to effect the merger by Mosaic’s stockholders.

Mutual termination rights.

The merger agreement may be terminated and the transactions contemplated thereby abandoned:

•	by written consent of Vivint Smart Home and Mosaic; or

•

by written notice from either Vivint Smart Home or Mosaic to the other if the approval of Mosaic stockholders to the Business Combination Proposal, the Charter Proposals, the Fortress Issuance Proposal, the Blackstone Issuance Proposal and the Incentive Plan Proposal are not obtained at the Mosaic Special Meeting (subject to any adjournment or recess of the Mosaic Special Meeting).

Vivint Smart Home termination rights.

The merger agreement may be terminated and the transactions contemplated thereby abandoned:

•

prior to the closing, by written notice to Mosaic from Vivint Smart Home if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Mosaic set forth in the merger agreement, such that the conditions described in the first two bullet points under the heading “The Merger Agreement—Conditions to the Merger; Conditions to Obligations of Vivint Smart Home” would not be satisfied at the closing (a “terminating Mosaic breach”), except that, if any such terminating Mosaic breach is curable by Mosaic through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Vivint Smart Home provides written notice of such violation or breach and the termination date) after receipt by Mosaic of notice from Vivint Smart Home of such breach, but only as long as Mosaic continues to exercise such commercially reasonable efforts to cure such terminating Mosaic breach (the “Mosaic cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating Mosaic breach is not cured within the Mosaic cure period, (ii) the closing has not occurred on or before the termination date (as defined below), or (iii) the consummation of the merger is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation; provided, that the right to terminate the merger agreement under this paragraph shall not be available if Vivint Smart Home’s failure to fulfill any obligation under the merger agreement has been the primary cause of, or primarily resulted in, the failure of the closing to occur on or before such date; or

•

by written notice from Vivint Smart Home prior to obtaining the company approval, in order to enter into a definitive agreement with respect to a superior proposal, subject to the terms and conditions described under the heading “The Merger Agreement—No Solicitation”.

Mosaic termination rights. The merger agreement may be terminated and the transactions contemplated thereby abandoned:

•

prior to the closing, by written notice to Vivint Smart Home from Mosaic if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Vivint Smart Home set forth in the merger agreement or 313 Acquisition commits certain breaches of the Support and Services Agreement (as defined below), in each case, such that the conditions described in the first two bullet points under the heading “The Merger Agreement—Conditions to the Merger; Conditions to Obligations of Mosaic” would not be satisfied at the closing (a “terminating company breach”), except that, if such terminating company breach is curable by Vivint Smart Home through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Mosaic provides written notice of such violation or breach and the termination date) after receipt by Vivint Smart Home of notice from Mosaic of such breach, but only as long as Vivint Smart Home continues to use its commercially reasonable efforts to cure such terminating company breach (the “company cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating company breach is not cured within the company cure period, (ii) the closing has not occurred on or before the termination date, or (iii) the consummation of the merger is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation; provided, that the right to terminate the merger agreement under this paragraph shall not be available if Mosaic’s failure to fulfill any obligation under the merger agreement has been the primary cause of, or primarily resulted in, the failure of the closing to occur on or before such date; or

•

by written notice from Mosaic if the Vivint Smart Home board of directors (A) shall have made, prior to obtaining the company approval, a company change in recommendation or (B) shall have failed to include the company board recommendation in the consent solicitation statement distributed to stockholders.

Vivint Smart Home must pay Mosaic a termination fee of $81,060,000 if the merger agreement is terminated under either of the following circumstances:

•

prior to obtaining the company approval, Vivint Smart Home terminates the merger agreement in order to enter into a definitive agreement with respect to a superior proposal, subject to the terms and conditions described under the heading “The Merger Agreement—No Solicitation”; or

•

Mosaic terminates the merger agreement as a result of the Vivint Smart Home board of directors (A) prior to obtaining the company approval, a company change in recommendation or (B) failure to include the company board recommendation in the consent solicitation statement distributed to stockholders.

See “The Merger Agreement—Termination; Company Termination Fee” beginning on page [●].

Mosaic Letter Agreement (page [●])

Pursuant to the terms of a letter agreement (the “Mosaic letter agreement”) entered into with Mosaic, the Sponsors and Mosaic’s officers and directors have agreed to vote any Founder Shares held by them and any public shares purchased during or after Mosaic’s IPO in favor of an initial business combination. The Sponsors, Mosaic’s officers and directors and their permitted transferees own at least 20% of its outstanding common stock entitled to vote thereon. The quorum and voting thresholds at the Mosaic Special Meeting and the Mosaic letter agreement may make it more likely that Mosaic will consummate the merger. In addition, pursuant to the terms of the Mosaic letter agreement, the Sponsors and Mosaic’s officers and directors have agreed to waive their redemption rights with respect to any Founder Shares and any public shares held by them in connection with the completion of a business combination.

See “Other Agreements—Mosaic Letter Agreement”.

Sponsor Agreement (page [●])

Pursuant to the terms of a sponsor agreement (the “Sponsor Agreement”) entered into with Mosaic and Vivint Smart Home, the Sponsors and one of Mosaic’s independent directors have also agreed to vote any Founder Shares held by them and any public shares purchased during or after Mosaic’s IPO in favor of all of the proposals set forth in this proxy statement/consent solicitation statement/prospectus. The Sponsors, such director and their permitted transferees own at least 20% of Mosaic’s outstanding common stock entitled to vote thereon. The quorum and voting thresholds at the Mosaic Special Meeting and the Sponsor Agreement may make it more likely that Mosaic will consummate the merger. In addition, pursuant to the terms of the Sponsor Agreement, the Sponsors and such director have agreed to waive their redemption rights with respect to any Founder Shares and any public shares held by them in connection with the completion of a business combination.

See “Other Agreements—Sponsor Agreement”.

Other Agreements (page [●])

Subscription Agreements

In connection with the execution of the merger agreement, each of an investment fund managed by affiliates of Fortress Investment Group LLC (the “Fortress Subscribers”) and certain investment funds affiliated with The Blackstone Group Inc. (the “Blackstone Subscribers”) entered into subscription agreements (the “Fortress Subscription Agreement” and the “Blackstone Subscription Agreements”, respectively) pursuant to which each of the Fortress Subscribers and the Blackstone Subscribers have respectively subscribed for 12,500,000 and 10,000,000 newly-issued shares of Mosaic Class A common stock to be issued at the closing of the merger. The obligations to consummate the subscriptions contemplated by the Fortress Subscription Agreement and the Blackstone Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the merger agreement.

Stockholders Agreement

In connection with the execution of the merger agreement, New Vivint entered into a Stockholders Agreement with the Stockholder Parties, which provides for certain rights, including director appointment and board observer rights, for certain stockholders. The Stockholders Agreement will become effective upon the consummation of the merger. See “Other Agreements—Stockholders Agreement”.

Registration Rights Agreement

In connection with the execution of the merger agreement, New Vivint entered into a registration rights agreement with the Investors and certain other stockholders of New Vivint, which provides for customary “demand” and “piggyback” registration rights for certain stockholders. The registration rights agreement will become effective upon the consummation of the merger. See “Other Agreements—Registration Rights Agreement”.

Amended and Restated Support and Services Agreement

In connection with the execution of the merger agreement, Mosaic, BMP and certain subsidiaries of Vivint Smart Home who were parties to the Support and Services Agreement entered into in connection with the 2012 Blackstone Acquisition entered into an amended and restated support and services agreement, which provides that BMP shall make available to New Vivint certain support services in exchange for a fee of 1% of New Vivint’s Covenant Adjusted EBITDA (which measure is defined as “Consolidated EBITDA” in the credit agreements governing the revolving credit facility and 2024 Term Loan B and “EBITDA” in the debt agreements governing the existing notes) until the Post-Merger Exit Date. The amended and restated support and services agreement will become effective upon the consummation of the merger. See “Other Agreements—Support and Services Agreement—Amended and Restated Support and Services Agreement”.

Listing (page [●])

Mosaic Class A common stock is listed on the NYSE under the symbol “MOSC”. Following the merger, New Vivint Parent Class A common stock (including common stock issuable in the merger) will be listed on the NYSE under the symbol “VVNT”.

Comparison of Stockholders’ Rights (page [●])

Following the merger, the rights of Vivint Smart Home stockholders who become New Vivint Parent stockholders in the merger will no longer be governed by Vivint Smart Home’s amended and restated certificate of incorporation (“Vivint Smart Home’s charter”) and Vivint Smart Home’s amended and restated bylaws (“Vivint Smart Home’s bylaws”) and instead will be governed by New Vivint Parent’s amended and restated certificate of incorporation (“New Vivint Parent’s charter”) and New Vivint Parent’s amended and restated bylaws (“New Vivint Parent’s bylaws”). See “Comparison of Stockholders’ Rights” beginning on page [●].

Risk Factors (page [●])

You should consider all the information contained in this proxy statement/consent solicitation statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/consent solicitation statement/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page [●].

Information about Mosaic (page [●])

Mosaic is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Mosaic’s Class A common stock, units and warrants are currently listed on the NYSE under the symbols “MOSC”, “MOSC.U” and “MOSC WC”, respectively. The mailing address of Mosaic’s principal executive office is 375 Park Avenue, New York, NY 10152 and the telephone number of Mosaic’s principal executive office is (212) 763-0153.

Information about Vivint Smart Home (page [●])

Vivint Smart Home is a smart home technology company. Vivint Smart Home’s mission is to redefine the home experience through intelligently designed cloud-enabled solutions delivered to every home by people who care. Vivint Smart Home’s brand name, Vivint, represents “to live intelligently”, and Vivint Smart Home’s solutions help Vivint Smart Home’s subscribers do just that.

Creating a true smart home experience requires an end-to-end platform designed to drive broad consumer adoption. Vivint Smart Home’s smart home platform is comprised of the following five pillars: (1) Vivint Smart Home’s Smart Home Operating System, (2) Vivint Smart Home’s AI-driven smart home automation and assistance software, Vivint Assist, (3) Vivint Smart Home’s portfolio of proprietary, internally developed smart devices, (4) Vivint Smart Home’s curated yet extensible partner-neutral ecosystem, and (5) Vivint Smart Home’s people delivering tech-enabled premium services, including consultative selling, professional installation, and support.

Vivint Smart Home’s leading smart home platform had over 1.5 million subscribers and managed over 20 million in-home devices, processing over 1.5 billion home activity events each day, as of September 30, 2019. Using Vivint Smart Home’s solution, subscribers are able to interact with all aspects of their home with their voice or any mobile device, anytime, anywhere. They can engage with people at their front door; view live and recorded video inside and outside their home; control thermostats, locks, lights, and garage doors; and proactively manage the comings and goings of family, friends, and strangers. Vivint Smart Home’s subscribers engage with Vivint Smart Home’s smart home apps approximately seven times per day on average.

Vivint Smart Home was incorporated under the laws of the State of Delaware on April 5, 2006. Vivint Smart Home’s principal executive offices are located at 4931 North 300 West, Provo, Utah 84604, and Vivint Smart Home’s telephone number is (801) 377-9111.

Summary of the Transactions

Set forth below is a summary of transactions that are contemplated to occur in connection with following the merger.

Conversion of Equity Interests

Immediately prior to the effective time, (i) each share of Vivint Smart Home preferred stock issued and outstanding (other than shares owned by Vivint Smart Home as treasury stock), will be converted into one share of Vivint Smart Home common stock in accordance with the certificate of designations of the Vivint Smart Home preferred stock and (ii) equity awards outstanding at 313 Acquisition (the majority holder of outstanding of Vivint Smart Home common stock) and Vivint Group, Inc., a subsidiary of Vivint Smart Home, will be converted, cancelled or adjusted as described in “The Merger—Treatment of Company Group Equity Awards”.

At the effective time, each share of Vivint Smart Home common stock issued and outstanding immediately prior to the effective time (other than shares owned by Vivint Smart Home as treasury stock or dissenting shares), including the Vivint Smart Home preferred stock converted above, will convert into the right to receive 209.6849221312 shares of Mosaic Class A common stock. The right to receive shares of Vivint Smart Home common stock for any outstanding equity awards will be converted into the right to receive Mosaic Class A common stock in accordance with the terms of the merger agreement. For more information see “—Merger Consideration”.

Upon the closing of the merger, all Founder Shares will automatically convert, in accordance with Mosaic’s existing charter, to Mosaic Class A common stock, and 50% of such shares will be subject to vesting provisions set forth in the Sponsor Agreement, as described in “Other Agreements—Sponsor Agreement”.

We refer these transactions, together with the merger and the other transactions contemplated by the merger agreement as the “merger transactions”.

Blackstone Investment

Immediately prior to the closing of the merger, Blackstone (such purchasing entities, the “Blackstone Subscribers”) will purchase 10,000,000 shares of Mosaic Class A common stock in a private placement at a price of $10.00 per share (the “Blackstone Investment”). The Blackstone Investment is in addition to the existing investment held by Blackstone in Vivint Smart Home common stock, which will be converted at the effective time into the right to receive Mosaic Class A common stock. For more information, see “Mosaic Proposals—Proposal No. 14—The Blackstone Issuance Proposal”.

Fortress Investment

Immediately prior to the closing of the merger, certain investment funds managed by affiliates of Fortress Investment Group LLC (such purchasing entities, the “Fortress Subscriber”) will purchase 12,500,000 shares of Mosaic Class A common stock in a private placement at a price of $10.00 per share (the “Fortress Investment”). The Fortress Investment is in addition to the existing investments in Mosaic held by affiliates of Fortress Investment Group LLC (“Fortress”). For more information, see “Mosaic Proposals—Proposal No. 13—The Fortress Issuance Proposal”.

Forward Purchaser Investment

Concurrently with the closing of the merger, certain investors (including an affiliate of Fortress) will purchase approximately 15,789,474 shares of Class A common stock in a private placement at a price of $9.50 per share (the “Forward Purchaser Investment” and together with the Blackstone Investment and the Fortress Investment, the “Private Placements”) pursuant to the terms of the forward purchase agreements Mosaic entered into in connection with Mosaic’s initial public offering. For more information, see “Mosaic’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Related Party Transactions—Forward Purchase Agreements”.

Debt Repayment

Following the merger, New Vivint intends to use the net cash proceeds from Mosaic’s initial public offering (less any amounts redeemed by public stockholders) and the Private Placements to (i) redeem or repurchase all of the 2020 notes issued by APX, an indirect subsidiary of Vivint Smart Home, (ii) redeem, repurchase or repay other existing indebtedness of Vivint Smart Home, which may include any borrowings outstanding under the revolving credit facility, and (iii) pay fees and expenses relating to the transactions and the foregoing clauses (i) and (ii). New Vivint expects to use any cash proceeds remaining after the payments associated with clauses (i), (ii) and (iii) above for general corporate purposes, including paying down other outstanding debt. As of September 30, 2019, Vivint Smart Home had $454.3 million aggregate principal amount of the 2020 notes outstanding. Vivint Smart Home may, at its option, redeem at any time and from time to time some or all of the 2020 notes at par plus any accrued and unpaid interest to the date of redemption. We refer to the debt repayment, together with the merger transactions and the Private Placements, as the “transactions”.

As of September 30, 2019, Vivint Smart Home had approximately $3.2 billion in aggregate principal amount of total debt outstanding, all of which was issued or borrowed by APX and guaranteed by APX Group Holdings, Inc. and by substantially all of APX’s domestic subsidiaries. As discussed in Note 5 and Note 19 in Vivint Smart Home’s accompanying audited consolidated financial statements and Note 3 in Vivint Smart Home’s accompanying unaudited condensed financial statements, certain of Vivint Smart Home’s debt agreements contain “springing maturity” provisions. Under the terms of these springing maturity provisions, if on September 1, 2020 more than $190.0 million aggregate principal amount under the 2020 notes remains outstanding or has not been refinanced, the 2022 notes and 2022 private placement notes will mature on

September 1, 2020. If on September 1, 2020 more than $250.0 million aggregate principal amount under the 2020 notes remains outstanding or has not been refinanced, the Revolving Credit Facility will also mature on September 1, 2020. In addition, if on September 1, 2020 more than $275.0 million aggregate principal amount under the 2020 notes remains outstanding or has not been refinanced, the 2024 Term Loan B and the 2024 notes will also mature on September 1, 2020. As noted above, New Vivint plans to use a portion of the proceeds from the merger to repay all of the outstanding 2020 Notes, in which case the maturity dates for the debt discussed above would not accelerate to September 1, 2020 from the original maturity dates.

For more information, see “Vivint Smart Home’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

Organizational Structure

The following diagram illustrates, in a simplified form, the ownership structure of Vivint Smart Home and Mosaic as of the date of this proxy statement/consent solicitation statement/prospectus.

(1)

Minority holders of 313 Acquisition include certain funds affiliated with Summit Partners, L.P., Alex Dunn, the President of Vivint Smart Home, Todd R. Peterson, the CEO of Vivint Smart Home, certain current and former employees of Vivint Smart Home and other holders.

(2)

Minority holders of Vivint Smart Home, Inc. include certain current and former employees of Vivint Smart Home and holders of Vivint Smart Home preferred stock, including Solamere Capital, LLC and Rivendell Investments 2016-5 LLC.

(3)	Only certain subsidiaries illustrated.

The following diagram illustrates, in a simplified form, the ownership structure of New Vivint immediately following consummation of the merger. See “—Ownership of New Vivint Parent”.

(1)	Only certain subsidiaries illustrated

Ownership of New Vivint Parent

As of the date of this proxy statement/consent solicitation statement/prospectus, there are [●] shares of Mosaic common stock issued and outstanding, including [●] shares of Mosaic Class F common stock, which will be converted into one share of Class A common stock. As of the date of this proxy statement/consent solicitation statement/prospectus, there are an aggregate of [●] warrants outstanding. Each whole warrant entitles the holder thereof to purchase one share of Class A common stock. Therefore, as of the date of this proxy statement/consent solicitation statement/prospectus (without giving effect to the merger and assuming no redemptions), assuming that each outstanding warrant is exercised and one Class A common stock is issued as a result of such exercise, the Mosaic fully-diluted stock capital would be [●] common stock. Immediately following the closing of the merger and the other transactions contemplated by the merger agreement, affiliates of The Blackstone Group Inc. (together with such affiliates, “Blackstone”) will own a majority of Mosaic’s Class A common stock and will control New Vivint Parent.

The following table illustrates varying ownership levels in New Vivint Parent immediately following the consummation of the transactions assuming the levels of redemptions by the public stockholders indicated:

Share Ownership in New Vivint (1)
	No redemptions		Maximum redemption condition (2)
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
Former equityholders of Vivint Smart Home
Mosaic’s public stockholders
Holders of Mosaic’s Class F Common Stock
Forward Purchasers
Fortress Subscriber
Blackstone Subscribers
Blackstone as a group

Total

(1)	These figures exclude the earnout shares and the 5,933,334 shares issuable pursuant to Mosaic’s outstanding warrants.
(2)

Assumes that 10,349,999 public shares (the maximum number of public shares that could be redeemed in connection with the merger in order to satisfy the Maximum Redemption Condition) are redeemed in connection with the merger. Under the terms of the merger agreement, Vivint Smart Home may waive the Maximum Redemption Condition, such that closing of the merger could occur if Mosaic maintains at least $5,000,001 of net tangible assets (which is assumed to be a redemption of 34,000,000 shares, or 98.5% of Mosaic Class A common stock based, for ease of presentation, on an assumption that the sole assets of Mosaic are $345 million of cash in the Trust Account and disregarding the $1 difference in such a redemption scenario). In the event that Vivint Smart Home elects to waive the Maximum Redemption Condition, it will notify Vivint Smart Home’s and Mosaic’s stockholders by issuing a press release at least one business day prior to the closing of the merger.

Summary Historical Financial Data For Mosaic

The following table summarizes financial results achieved by Mosaic for the periods and at the dates indicated and should be read in conjunction with Mosaic’s consolidated financial statements and the notes to the consolidated financial statements contained in reports that Mosaic has previously filed with the SEC. Historical financial information for Mosaic can be found in its Annual Report on Form 10-K for the year ended December 31, 2018. You should not assume the results of operations for past periods indicate results for any future period.

	For the period from July 26, 2017 (inception) through December 31, 2017	For the year ended December 31, 2018	For the nine months ended September 30,
			2018	2019
Statements of Operations Data:
Total interest income	$—	$6,187,823	$3,716,091	$4,755,479
Total expenses	(216,687)	(921,021)	(519,445)	(981,702)

Net (loss) income	$(216,687)	$5,266,802	$3,716,091	$3,568,848

Weighted average shares outstanding of Class A common stock	34,500,000	34,500,000	34,500,000	34,500,000
Basic and diluted net income per share, Class A	$0.00	0.16	$0.11	0.11
Weighted average shares outstanding of Class F common stock	8,625,000	8,625,000	8,625,000	8,625,000
Basic and diluted net (loss) income per share, Class F	(0.03)	(0.01)	0.00	(0.03)

	December 31,		September 30,
	2017	2018	2018	2019
Balance Sheets Data (end of period):
Cash	$928,388	$892,518	$986,401	$686,676
Cash and investments held in Trust Account	345,000,000	350,437,823	348,672,786	354,264,460
Total assets	346,221,811	351,443,016	349,833,111	355,112,440
Class A common stock, $0.0001 par value; 33,784,066 and 33,427,182 shares subject to possible redemption at September 30, 2019 and December 31, 2018, respectively	329,005,010	334,271,820	332,721,110	337,840,660
Total liabilities	12,216,791	12,171,194	12,112,000	12,271,770
Total stockholders’ equity	5,000,010	5,000,002	5,000,001	5,000,010
Cash Flow Data:
Net cash used in operating activities	(368,319)	(785,870)	(504,737)	(2,281,132)
Net cash (used in) provided by investing activities	(345,000,000)	750,000	562,750	2,075,290
Net cash provided by financing activities	346,296,707	—	—	—

Summary Historical Financial and other Data For Vivint Smart Home

The summary historical consolidated financial information and other data for Vivint Smart Home presented below for the years ended December 31, 2016, 2017 and 2018, and the summary consolidated balance sheet and other data as of December 31, 2017 and 2018 have been derived from Vivint Smart Home’s audited consolidated financial statements included in this proxy statement/consent solicitation statement/prospectus. The summary consolidated balance sheet and other data as of December 31, 2016 have been derived from Vivint Smart Home’s consolidated financial statements not included in this proxy statement/consent solicitation statement/prospectus.

The summary historical consolidated financial information presented below as of September 30, 2019 and for each of the nine month periods ended September 30, 2018 and September 30, 2019 have been derived from Vivint Smart Home’s unaudited condensed consolidated financial statements included in this proxy statement/consent solicitation statement/prospectus. The unaudited financial data presented have been prepared on a basis consistent with Vivint Smart Home’s audited consolidated financial statements. In the opinion of Vivint Smart Home’s management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

The summary information in the following tables should be read in conjunction with “Selected Historical Consolidated Financial of Vivint Smart Home”, “Vivint Smart Home’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Vivint Smart Home’s consolidated financial statements and related notes thereto included elsewhere in this proxy statement/consent solicitation statement/prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2016	2017	2018	2018	2019
	(in thousands)
Statement of Operations Data:
Total revenue	$757,907	$881,983	$1,050,441	$773,899	$848,146
Total costs and expenses	829,009	1,037,476	1,297,221	973,451	969,559

Loss from operations	(71,102)	(155,493)	(246,780)	(199,552)	(121,413)
Other expenses:
Interest expense	(197,965)	(225,772)	(245,214)	(180,998)	(194,798)
Interest income	432	130	425	31	23
Gain on sale of Spectrum	—	—	50,389	50,389	—
Other (expense) income	(7,255)	(27,986)	(33,066)	(24,390)	8,126

Loss from operations before income taxes	(275,890)	(409,121)	(474,246)	(354,520)	(308,062)
Income tax expense (benefit)	67	1,078	(1,611)	(1,562)	(604)

Net loss	$(275,957)	$(410,199)	$(472,635)	$(352,958)	$(307,458)

	As of December 31,			As of September 30,
	2016	2017	2018	2019
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$43,520	$3,872	$12,773	$2,878
Working capital deficit	(80,170)	(161,255)	(340,478)	(463,769)

Adjusted working capital deficit (excluding cash and capital/finance lease obligation)	(113,893)	(154,513)	(345,508)	(459,070)
Total assets	2,547,662	2,872,206	2,524,491	2,692,542
Total debt	2,486,700	2,820,297	3,045,195	3,171,788
Total stockholders’ deficit	(245,182)	(652,375)	(1,397,041)	(1,700,411)

	Year Ended December 31,			Nine Months Ended September 30,
	2016	2017	2018	2018	2019
	(in thousands)
Statement of Cash Flows Data:
Net cash used in operating activities	$(365,706)	$(309,332)	$(220,499)	$(130,023)	$(122,750)
Net cash (used in) provided by investing activities	(15,147)	(21,661)	32,922	37,455	(2,465)
Net cash provided by financing activities	401,171	291,213	196,407	201,664	115,298

	Year Ended December 31,			As of September 30,
	2016	2017	2018	2018	2019
Other Data: (1)
Total subscribers, (in thousands)	1,146.7	1,292.7	1,444.8	1,450.2	1,560.1
Total MSR (in thousands)	$65,633	$70,992	$76,103	$75,482	$81,169
AMSRU	$57.23	$54.92	$52.67	$52.05	$52.03
Net subscriber acquisition costs per new subscriber	$1,996	$1,594	$1,189	$1,308	$1,033

	Year Ended December 31,				Nine Months Ended September 30,
	2016	2017	2018	2018	2018	2019
			as adjusted (2)	(as reported)
Total MR (in thousands)	$63,159	$73,499	$83,879	$87,537	$85,989	$95,253
AMRU	$58.04	$60.21	$60.47	$63.11	$62.87	$63.90
Net service cost per subscriber	$14.72	$15.69	N/A	$16.27	$16.70	$13.81
Net service margin	74%	72%	N/A	69%	69%	74%

(1)	All subscriber data presented excludes wireless internet business and pilot programs.
(2)

As adjusted excludes the impact of adopting Topic 606 associated with total revenues recognized. See Note 3 to Vivint Smart Home’s consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for additional information related to the impact of adopting this standard and a discussion of Vivint Smart Home’s updated policies related to revenue recognition and accounting for costs to obtain and fulfill a subscriber contract.

Summary Unaudited Pro Forma

Condensed Combined Financial Information

The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) gives effect to the merger and the other transactions contemplated by the merger agreement described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”. The merger will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. generally accepted accounting principles (“GAAP”). Under this method of accounting, Mosaic will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the merger will be treated as the equivalent of Vivint Smart Home issuing stock for the net assets of Mosaic, accompanied by a recapitalization. The net assets of Mosaic will be stated at historical cost, with no goodwill or other intangible assets recorded. The summary unaudited pro forma condensed combined balance sheet data as of September 30, 2019 gives pro forma effect to the merger and the other transactions contemplated by the merger agreement as if they had occurred on September 30, 2019. The summary unaudited pro forma condensed combined statement of operations data for the nine months ended September 30, 2019 and year ended December 31, 2018 give pro forma effect to the merger and the other transactions contemplated by the merger agreement as if they had occurred on January 1, 2018.

The summary pro forma data have been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of the combined company appearing elsewhere in this proxy statement/consent solicitation statement/prospectus and the accompanying notes. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical consolidated financial statements of Mosaic and Vivint Smart Home and related notes included in this proxy statement/consent solicitation statement/prospectus. The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger and the other transactions contemplated by the merger agreement been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of the combined company.

The following table presents summary pro forma data after giving effect to the merger and the other transactions contemplated by the merger agreement, assuming three redemption scenarios as follows:

•	Assuming No Redemption: This scenario assumes that no shares of Mosaic Class A common stock are redeemed;

•

Assuming Maximum Redemption Condition: This scenario assumes that 10,349,999 shares of Mosaic Class A common stock are redeemed for an aggregate payment of approximately $106.3 million from the Trust Account, which is the maximum amount of redemptions that would satisfy the Maximum Redemption Condition set forth in the merger agreement; and

•

Assuming Maximum Possible Redemption: This scenario assumes that 34,000,000 shares of Mosaic Class A common stock are redeemed for an aggregate payment of approximately $349.2 million from the Trust Account, which is the maximum amount of redemptions that would satisfy Mosaic having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing.

	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption Condition)	Pro Forma Combined (Assuming Maximum Possible Redemption)
	(in thousands, except share and per share data)
Summary Unaudited Pro Forma Condensed Combined
Statement of Operations Data
Nine Months Ended September 30, 2019
Revenue	$845,338	$845,338	$845,338
Net loss per share—basic and diluted	$(0.90)	$(0.93)	$(1.04)
Weighted-average shares outstanding—basic and diluted	311,502,128	301,152,129	277,502,128
Summary Unaudited Pro Forma Condensed Combined
Statement of Operations Data
Year Ended December 31, 2018
Revenue	$1,043,571	$1,043,571	$1,043,571
Net loss per share—basic and diluted	$(1.46)	$(1.51)	$(1.70)
Weighted-average shares outstanding—basic and diluted	311,502,128	301,152,129	277,502,128
Summary Unaudited Pro Forma Condensed Combined
Balance Sheet Data as of September 30, 2019
Total assets	$2,793,087	$2,686,808	$2,686,808
Total liabilities	$3,802,362	$3,802,362	$4,045,037
Total deficit	$(1,009,275)	$(1,115,554)	$(1,358,229)

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of Mosaic and Vivint Smart Home

The following table sets forth selected historical comparative share information for Mosaic and Vivint Smart Home and unaudited pro forma condensed combined per share information of New Vivint after giving effect to the merger, assuming three redemption scenarios as follows:

•	Assuming No Redemption: This scenario assumes that no shares of Mosaic Class A common stock are redeemed;

•

Assuming Maximum Redemption Condition: This scenario assumes that 10,349,999 shares of Mosaic Class A common stock are redeemed for an aggregate payment of approximately $106.3 million (based on the estimated per share redemption price of approximately $10.27 per share based on the fair value of marketable securities held in the Trust Account as of September 30, 2019 of approximately $354.3 million) from the Trust Account, which is the maximum amount of redemptions that would satisfy the Maximum Redemption Condition set forth in the merger agreement; and

•

Assuming Maximum Possible Redemption: This scenario assumes that 34,000,000 shares of Mosaic Class A common stock are redeemed for an aggregate payment of approximately $349.2 million from the Trust Account, which is the maximum amount of redemptions that would satisfy Mosaic having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing.

The pro forma book value information reflects the merger as if it had occurred on September 30, 2019. The weighted average shares outstanding and net earnings per share information give pro forma effect to the merger and the other transactions contemplated by the merger agreement as if they had occurred on January 1, 2018.

This information is only a summary and should be read together with the selected historical financial information included elsewhere in this proxy statement/consent solicitation statement/prospectus, and the historical financial statements of Mosaic and Vivint Smart Home and related notes that are included elsewhere in this proxy statement/consent solicitation statement/prospectus. The unaudited pro forma combined per share information of Mosaic and Vivint Smart Home is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Mosaic and Vivint Smart Home would have been had the companies been combined during the periods presented.

			Unaudited Combined Pro Forma
	Mosaic (Historical)	Vivint Smart Home (Historical)	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption Condition)	Pro Forma Combined (Assuming Maximum Possible Redemption)
As of and for the Nine Months Ended September 30, 2019
Book Value per share (1)	$0.14	$(1,688.03)	$(3.24)	$(3.70)	$(4.89)
Weighted average shares outstanding of Class A common stock—basic and diluted	34,500,000		311,502,128	301,152,129	277,502,128
Weighted average shares outstanding of Class F common stock—basic and diluted	8,625,000
Weighted average shares outstanding of Vivint Smart Home common stock—basic and diluted		1,007,334
Net income (loss) per share of Class A common stock—basic and diluted	$0.11		$(0.90)	$(0.93)	$(1.04)
Net income per share of Class F common stock—basic and diluted	$0.03
Net income (loss) per share of Vivint Smart Home common stock—basic and diluted		$(305.22)
As of and for the Year Ended December 31, 2018
Book Value per share	$0.14	(1,391.07)	N/A (2)	N/A (2)	N/A (2)
Weighted average shares outstanding of Class A common stock—basic and diluted	34,500,000		311,502,128	301,152,129	277,502,128
Weighted average shares outstanding of Class F common stock—basic and diluted	8,625,000
Weighted average shares outstanding of Vivint Smart Home common stock—basic and diluted		1,004,295
Net income (loss) per share of Class A common stock—basic and diluted	$0.16		$(1.46)	$(1.51)	$(1.70)
Net income (loss) per share of Class F common stock—basic and diluted	$(0.01)
Net income (loss) per share of Vivint Smart Home common stock—basic and diluted		$(470.61)

(1)	Book value per share is calculated by dividing total equity excluding preferred shares by shares outstanding.
(2)	Pro forma balance sheet for year ended December 31, 2018 is not required and as such, no such calculation included in this table.

MARKET PRICE AND DIVIDEND INFORMATION

Mosaic

Mosaic’s units, Class A common stock and public warrants are currently listed on the NYSE under the symbols “MOSC.U”, “MOSC” and “MOSC.WS”, respectively.

The closing price of the units, Class A common stock and public warrants on September 13, 2019, the last trading day before announcement of the execution of the merger agreement, was $10.30, $10.55 and $1.10, respectively. As of [            ], 2019 the record date for the Mosaic Special Meeting, the most recent closing price for each unit, Class A common stock and public warrant was $[            ], $ [            ] and $[            ], respectively.

Holders of the units, Class A common stock and public warrants should obtain current market quotations for their securities. The market price of Mosaic’s securities could vary at any time before the merger.

Holders

As of [            ] , 2019, there were [            ] holders of record of Mosaic’s units, [            ] holders of record of our Class A common stock,             holders of record of our Class F common stock and [            ] holders of record of our public warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, public shares and public warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

Mosaic has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of the merger. The payment of cash dividends in the future will be dependent upon New Vivint Parent’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the merger. The payment of any cash dividends subsequent to the merger will be within the discretion of New Vivint Parent’s board of directors at such time. New Vivint Parent’s ability to declare dividends will also be limited by restrictive covenants pursuant to any debt financing.

Vivint Smart Home

Historical market price information for Vivint Smart Home’s capital stock is not provided because there is no public market for Vivint Smart Home’s capital stock. See “Vivint Smart Home’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

FORWARD-LOOKING STATEMENTS; MARKET, RANKING AND

OTHER INDUSTRY DATA

This proxy statement/consent solicitation statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial of Mosaic and Vivint Smart Home. These statements are based on the beliefs and assumptions of the management of Mosaic and Vivint Smart Home. Although Mosaic and Vivint Smart Home believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Mosaic nor Vivint Smart Home can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes”, “estimates”, “expects”, “projects”, “forecasts”, “may”, “will”, “should”, “seeks”, “plans”, “scheduled”, “anticipates” or “intends” or similar expressions. Forward-looking statements contained in this proxy statement/consent solicitation statement/prospectus include, but are not limited to, statements about the ability of Mosaic and Vivint Smart Home prior to the merger, and New Vivint following the merger, to:

•	meet the closing conditions to the merger, including approval by stockholders of Mosaic and Vivint Smart Home on the expected terms and schedule;

•	realize the benefits expected from the proposed merger;

•	accelerate adoption of smart home solutions;

•	establish and grow its business through new subscriber acquisition channels;

•	increase brand awareness;

•	meet subscriber expectations and address key friction points for smart home adoption and use;

•	expand its ecosystem with third-party and proprietary devices;

•	reduce subscriber attrition;

•	lower net subscriber acquisition costs;

•	improve unit economics and grow subscription revenues per subscriber over time;

•	increase new subscriber originations, subscriber usage, and subscriber satisfaction;

•	develop, design, and sell smart home services that are differentiated from those of competitors;

•	attract, train and retain an effective sales force and other key personnel;

•	upgrade and maintain information technology systems;

•	acquire and protect intellectual property;

•	meet future liquidity requirements and comply with restrictive covenants related to long-term indebtedness;

•	enhance future operating and financial results;

•	comply with laws and regulations applicable to its business;

•	successfully defend litigation; and

•	successfully deploy the proceeds from the merger.

Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. You should understand that the following important factors, in addition to those discussed under the heading “Risk Factors” and elsewhere in this proxy statement/consent solicitation statement/prospectus, could affect the future results of Mosaic and Vivint Smart Home prior to the merger, and New Vivint following the merger, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this proxy statement/consent solicitation statement/prospectus:

•	any delay in closing of the merger;

•	risks related to disruption of management’s time from ongoing business operations due to the proposed transactions;

•	risks of the smart home and security industry, including risks of and publicity surrounding the sales, subscriber origination and retention process;

•	the highly competitive nature of the smart home and security industry and product introductions and promotional activity by competitors;

•	litigation, complaints, product liability claims and/or adverse publicity;

•	the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability;

•	increases and/or decreases in utility and other energy costs, increased costs related to utility or governmental requirements;

•	cost increases or shortages in smart home and security technology products or components;

•	the introduction of unsuccessful new smart home services;

•	privacy and data protection laws, privacy or data breaches, or the loss of data; and

•

the impact to business, results of operations, financial condition, regulatory compliance and subscriber experience of the Vivint Flex Pay plan and ability to successfully compete in retail sales channels.

In addition, the origination and retention of new subscribers will depend on various factors, including, but not limited to, market availability, subscriber interest, the availability of suitable components, the negotiation of acceptable contract terms with subscribers, local permitting, licensing and regulatory compliance and the ability of Vivint Smart Home prior to the merger, and New Vivint following the merger, to manage anticipated expansion and to hire, train and retain personnel, the financial viability of subscribers and general economic conditions.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/consent solicitation statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/consent solicitation statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/consent solicitation statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of Mosaic and Vivint Smart Home prior to the merger, and New Vivint following the merger. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can Mosaic or Vivint Smart Home assess the impact of all such risk factors on the business of Mosaic and Vivint Smart Home prior to the merger, and New Vivint following the merger, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to Mosaic or Vivint Smart Home or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. Mosaic and Vivint Smart Home prior to the merger, and New Vivint following the merger, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements of belief and similar statements reflect the beliefs and opinions of Mosaic or Vivint Smart Home, as applicable, on the relevant subject. These statements are based upon information available to

Mosaic or Vivint Smart Home, as applicable, as of the date of this proxy statement/consent solicitation statement/prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that Mosaic or Vivint Smart Home, as applicable, has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

Market, ranking and industry data used throughout this proxy statement/consent solicitation statement/prospectus, including statements regarding subscriber acquisition costs, attrition and adoption rates, is based on the good faith estimates of Vivint Smart Home’s management, which in turn are based upon Vivint Smart Home’s management’s review of internal surveys, independent industry surveys and publications, including reports by Strategy Analytics and other third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While Vivint Smart Home is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and “Vivint Smart Home’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/consent solicitation statement/prospectus.

RISK FACTORS

In addition to the other information contained in this proxy statement/consent solicitation statement/prospectus, including the matters addressed under the heading “Forward-Looking Statements”, you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/consent solicitation statement/prospectus.

Risks Relating to Vivint Smart Home’s Business and Industry

Vivint Smart Home’s industry is highly competitive.

Vivint Smart Home operates in a highly competitive industry. Vivint Smart Home faces, and may in the future face, competition from other providers of information and communication products and services, including cable and telecommunications companies, Internet service providers, large technology companies, singular experience companies, industrial and smart hardware companies, and others that may have greater capital and resources than Vivint Smart Home does. Vivint Smart Home also faces competition from large residential security companies that have or may have greater capital and other resources than Vivint Smart Home. Competitors that are larger in scale and have greater resources may benefit from greater economies of scale and other lower costs that permit them to offer more favorable terms to consumers (including lower service costs) than Vivint Smart Home offers, causing such consumers to choose to enter into contracts with such competitors. For instance, cable and telecommunications companies are expanding into the smart home and security industries and are bundling their existing offerings with automation and monitored security services. In some instances, it appears that certain components of such bundled offerings are significantly underpriced and, in effect, subsidized by the rates charged for the other product or services offered by these companies. These bundled pricing alternatives may influence subscribers’ desire to subscribe to Vivint Smart Home’s services at rates and fees Vivint Smart Home considers appropriate. These competitors may also benefit from greater name recognition and superior advertising, marketing, promotional and other resources. To the extent that such competitors utilize any competitive advantages in markets where Vivint Smart Home’s business is more highly concentrated, the negative impact on Vivint Smart Home’s business may increase over time. In addition to potentially reducing the number of new subscribers Vivint Smart Home is able to originate, increased competition could also result in increased subscriber acquisition costs and higher attrition rates that would negatively impact Vivint Smart Home over time. The benefit offered to larger competitors from economies of scale and other lower costs may be magnified by an economic downturn in which subscribers put a greater emphasis on lower cost products or services. In addition, Vivint Smart Home faces competition from regional competitors that concentrate their capital and other resources in targeting local markets.

Vivint Smart Home also faces potential competition from do-it-yourself, or DIY, systems, which enable consumers to install their own systems and monitor and control their home over the Internet without the need for a subscription agreement with a service provider. Improvements in these systems may result in more subscribers choosing to take on the responsibility for installation, maintenance, and management of connected home systems themselves. In addition, consumers may prefer individual device solutions that provide more narrowly targeted functionality instead of a more comprehensive integrated smart home solution. Pricing pressure or improvements in technology and shifts in consumer preferences towards DIY and/or individual solutions could adversely impact Vivint Smart Home’s subscriber base or pricing structure and have a material and adverse effect on Vivint Smart Home’s business, financial condition, results of operations and cash flows.

Cable and telecommunications companies actively targeting the smart home market and expanding into the monitored security space, and large technology companies expanding into the smart home market could result in pricing pressure, a shift in subscriber preferences towards the services of these companies and a reduction in Vivint Smart Home’s market share. Continued pricing pressure from these competitors or failure to achieve pricing based on the competitive advantages previously identified above could prevent Vivint Smart Home from maintaining competitive price points for Vivint Smart Home’s products and services, resulting in lost subscribers or in Vivint Smart Home’s inability to attract new subscribers, and have an adverse effect on Vivint Smart Home’s business, financial condition, results of operations and cash flows.

Vivint Smart Home relies on long-term retention of subscribers, and subscriber attrition can have a material adverse effect on Vivint Smart Home’s results.

Vivint Smart Home incurs significant upfront costs to originate new subscribers. Accordingly, Vivint Smart Home’s long-term performance is dependent on Vivint Smart Home’s subscribers remaining with Vivint Smart Home for several years after the initial term of their contracts. One reason for attrition occurs when subscribers move and do not reconnect. Subscriber moves are impacted by changes in the housing market. See “ —Vivint Smart Home’s business is subject to macroeconomic, microeconomic and demographic factors that may negatively impact Vivint Smart Home’s results of operations”. Some other factors that can increase subscriber attrition include problems experienced with the quality of Vivint Smart Home’s products or services, unfavorable general economic conditions, adverse publicity and the preference for lower pricing of competitors’ products and services. In addition, Vivint Smart Home generally experiences an increased level of subscriber cancellations in the months surrounding the expiration of such subscribers’ initial contract term. If Vivint Smart Home fails to retain Vivint Smart Home’s subscribers for a sufficient period of time, Vivint Smart Home’s profitability, business, financial condition, results of operations and cash flows could be materially and adversely affected. Vivint Smart Home’s inability to retain subscribers for a long term could materially and adversely affect Vivint Smart Home’s business, financial condition, cash flows or results of operations.

Litigation, complaints or adverse publicity or unauthorized use of Vivint Smart Home’s brand name could negatively impact Vivint Smart Home’s business, financial condition and results of operations.

From time to time, Vivint Smart Home engages in the defense of, and may in the future be subject to, certain investigations, claims and lawsuits arising in the ordinary course of Vivint Smart Home’s business. For example, Vivint Smart Home has been named as defendants in putative class actions alleging violations of wage and hour laws, the Telephone Consumer Protection Act, common law privacy and consumer protection laws. From time to time Vivint Smart Home’s subscribers have communicated and may in the future communicate complaints to organizations such as the Better Business Bureau, regulators, law enforcement or the media. Any resulting actions or negative subscriber sentiment or publicity could reduce the volume of Vivint Smart Home’s new subscriber originations or increase attrition of existing subscribers. Any of the foregoing may materially and adversely affect Vivint Smart Home’s business, financial condition, cash flows or results of operations.

Given Vivint Smart Home’s relationship with Vivint Solar, Inc. (“Vivint Solar”) and the fact that Vivint Solar uses Vivint Smart Home’s registered trademark, “Vivint”, in its name pursuant to a licensing agreement, Vivint Smart Home’s subscribers and potential subscribers may associate Vivint Smart Home with any problems experienced with Vivint Solar or adverse publicity related to Vivint Solar’s business. Vivint Smart Home may not be able to take remedial action to cure any issues Vivint Solar has with its subscribers, and Vivint Smart Home’s trademark, brand and reputation may be adversely affected.

Unauthorized use of Vivint Smart Home’s brand name by third parties may also adversely affect Vivint Smart Home’s business and reputation, including the perceived quality and reliability of Vivint Smart Home’s products and services. Vivint Smart Home relies on trademark law, internal policies and agreements with Vivint Smart Home’s employees, subscribers, business partners and others to protect the value of Vivint Smart Home’s brand name. Despite Vivint Smart Home’s precautions, Vivint Smart Home cannot provide assurance that those procedures are sufficiently effective to protect against unauthorized third-party use of Vivint Smart Home’s brand name. Vivint Smart Home may not be successful in investigating, preventing or prosecuting all unauthorized third-party use of Vivint Smart Home’s brand name. Future litigation with respect to such unauthorized use could also result in substantial costs and diversion of Vivint Smart Home’s resources. These factors could adversely affect Vivint Smart Home’s reputation, business, financial condition, results of operations and cash flows.

Vivint Smart Home is highly dependent on Vivint Smart Home’s ability to attract, train and retain an effective sales force and other key personnel.

Vivint Smart Home’s business is highly dependent on Vivint Smart Home’s ability to attract, train and retain an effective sales force, especially for Vivint Smart Home’s peak April through August sales season. In addition, because sales representatives become more productive as they gain experience, retaining those individuals is very important for Vivint Smart Home’s success. If Vivint Smart Home is unable to attract, train and retain an effective sales force, Vivint Smart Home’s business, financial condition, cash flows or results of operations could be adversely affected. In addition, Vivint Smart Home’s business is dependent on Vivint Smart Home’s ability to attract and retain other key personnel in other critical areas of Vivint Smart Home’s business. If Vivint Smart Home is unable to attract and retain key personnel in Vivint Smart Home’s business, it could adversely affect Vivint Smart Home’s business, financial condition, cash flows and results of operations.

Vivint Smart Home’s operations depend upon third-party providers of telecommunication technologies and services.

Vivint Smart Home’s operations depend upon third-party cellular and other telecommunications providers to communicate signals to and from Vivint Smart Home’s subscribers in a timely, cost-efficient and consistent manner. The failure of one or more of these providers to transmit and communicate signals in a timely manner could affect Vivint Smart Home’s ability to provide services to Vivint Smart Home’s subscribers. There can be no assurance that third-party telecommunications providers and signal-processing centers will continue to transmit and communicate signals to or from Vivint Smart Home’s third-party providers and the monitoring stations without disruption. Any such disruption, particularly one of a prolonged duration, could have a material adverse effect on Vivint Smart Home’s business. In addition, failure to renew contracts with existing providers or to contract with other providers on commercially acceptable terms or at all may adversely impact Vivint Smart Home’s business.

Certain elements of Vivint Smart Home’s operating model have historically relied on Vivint Smart Home’s subscribers’ continued selection and use of traditional landline telecommunications to transmit signals to and from Vivint Smart Home’s subscribers. There is a growing trend for consumers to switch to the exclusive use of cellular, satellite or internet communication technology in their homes, and telecommunication providers may discontinue their landline services in the future. In addition, many of Vivint Smart Home’s subscribers who use cellular communication technology for their systems use products that rely on older 2G and 3G technologies, and certain telecommunication providers have discontinued 2G services in certain markets, and these and other telecommunication providers are expected to discontinue 2G and 3G services in other markets in the future. The discontinuation of landline, 2G, 3G and any other services by telecommunications providers in the future would require Vivint Smart Home’s subscriber’s system to be upgraded to alternative, and potentially more expensive, technologies. This could increase Vivint Smart Home’s subscriber attrition rates and slow Vivint Smart Home’s new subscriber originations. To maintain Vivint Smart Home’s subscriber base that uses components that are or could become obsolete, Vivint Smart Home may be required to upgrade or implement new technologies, including by offering to subsidize the replacement of subscribers’ outdated systems at Vivint Smart Home’s expense. Any such upgrades or implementations could require significant capital expenditures and also divert management’s attention and other important resources away from Vivint Smart Home’s customer service and new subscriber origination efforts.

Vivint Smart Home depends on third-party providers of internet access services that may impair, degrade or otherwise block Vivint Smart Home’s services that could lead to additional expenses or loss of users.

Vivint Smart Home’s interactive services are accessed through the internet and Vivint Smart Home’s security monitoring services are increasingly delivered using internet-based technologies. In addition, Vivint Smart Home’s distributed cloud storage solution, including the Vivint Smart Drive, is dependent upon internet services for shared storage. Some providers of broadband access may take measures that affect their subscribers’

ability to use these products and services, such as degrading the quality of the data packets Vivint Smart Home transmits over their lines, giving those packets low priority, giving other packets higher priority than ours, blocking Vivint Smart Home’s packets entirely or attempting to charge their subscribers more for using Vivint Smart Home’s services or terminating the subscriber’s contract.

The Federal Communications Commission (“FCC”) released an order that became effective on June 11, 2018, that repeals most of the rules that the agency previously had in place that prevented providers of broadband internet access services from impairing, degrading or blocking services provided by third parties to Vivint Smart Home. The prior rules prohibiting impairment, degradation and blocking are commonly referred to as “network neutrality” rules. Numerous parties have appealed the FCC order which is before the U.S. Court of Appeals for the District of Columbia. Vivint Smart Home cannot predict whether the FCC order will be upheld, reversed or remanded, nor the timing of the appellate court’s resolution of the appeal.

Following the adoption of the FCC’s order reversing the network neutrality rules, a number of states have passed network neutrality laws. The laws vary by state both in substance and in scope. There is legal uncertainty as to whether states have authority to pass laws that would conflict with the recent FCC order due to the interstate nature of internet communications and for other reasons. Vivint Smart Home cannot predict whether state laws that are interpreted to conflict with the FCC’s order will survive judicial scrutiny if challenged.

The largest providers of broadband internet access services have publicly stated that network neutrality rules are not required as they would not engage in some of the practices that the rules prohibit. While it is difficult to predict what would occur in the absence of such rules, it is possible that as a result of the lack of network neutrality rules, Vivint Smart Home could incur greater operating expenses which could harm Vivint Smart Home’s results of operations. While Vivint Smart Home thinks it is unlikely and that other laws may be implicated should broadband internet access providers affirmatively interfere with the delivery of Vivint Smart Home’s services that rely on broadband internet connections, interference with Vivint Smart Home’s services by broadband internet access service providers for using Vivint Smart Home’s products and services could cause Vivint Smart Home to lose existing subscribers, impair Vivint Smart Home’s ability to attract new subscribers and materially and adversely affect Vivint Smart Home’s business, financial condition, results of operations and cash flows.

Changes in laws or regulations that impact Vivint Smart Home’s underlying providers of telecommunications services could adversely impact Vivint Smart Home’s business.

Telecommunications service providers are subject to extensive regulation in the markets where Vivint Smart Home operates or may expand in the future. Changes in the applicable laws or regulations affecting telecommunication services could require Vivint Smart Home to change the way Vivint Smart Home operates, which could increase costs or otherwise disrupt Vivint Smart Home’s operations, which in turn could adversely affect Vivint Smart Home’s business, financial condition, cash flows or results of operations.

Vivint Smart Home must successfully upgrade and maintain Vivint Smart Home’s information technology systems.

Vivint Smart Home relies on various information technology systems to manage its operations. As necessary, Vivint Smart Home implements modifications and upgrades to these systems, and replaces certain of its legacy systems with successor systems with new functionality.

There are inherent costs and risks associated with modifying or changing these systems and implementing new systems, including potential disruption of Vivint Smart Home’s internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into Vivint Smart Home’s current systems. For example, Vivint Smart Home encountered issues associated with the implementation of Vivint Smart Home’s integrated customer resource management system (“CRM”) in 2014, which resulted in an immaterial error in Vivint Smart Home’s financial statements for the quarter ended June 30, 2014. This error was corrected during the quarter ended September 30, 2014. As a result of the issues encountered associated with the CRM implementation, Vivint Smart Home also issued a significant number of billing-related subscriber credits during the year ended December 31, 2014, which reduced Vivint Smart Home’s revenue. While management seeks to identify and remediate issues, Vivint Smart Home can provide no assurance that Vivint Smart Home’s identification and remediation efforts will be successful or that Vivint Smart Home will not encounter additional issues as Vivint Smart Home completes the implementation of these and other systems. In addition, Vivint Smart Home’s information technology system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. The implementation of new information technology systems may also cause disruptions in Vivint Smart Home’s business operations and have an adverse effect on Vivint Smart Home’s business, cash flows and operations.

Privacy and data protection concerns, laws, and regulations relating to privacy and data protection and information security could have a material adverse effect on Vivint Smart Home’s business.

In the course of Vivint Smart Home’s operations, Vivint Smart Home gathers, processes, transmits and stores subscriber information, including personal, payment, credit and other confidential and private information. Vivint Smart Home may use this information for operational and marketing purposes in the course of operating Vivint Smart Home’s business.

Vivint Smart Home’s collection, retention, transfer and use of this information are governed by U.S. and foreign laws and regulations relating to privacy, data protection and information security, industry standards and protocols, or it may be asserted that such industry standards or protocols apply to Vivint Smart Home. The regulatory framework for privacy and information security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. In North America, federal and various state and provincial governmental bodies and agencies have adopted or are considering adopting laws and regulations limiting, or laws and regulations regarding the collection, distribution, use, disclosure, storage, and security of certain categories of information. Some of these requirements include obligations of companies to notify individuals of security breaches involving particular personal information, which could result from exploitation of a vulnerability in Vivint Smart Home’s systems or services or breaches experienced by Vivint Smart Home’s service providers and/or partners. For example, the State of California recently enacted the California Consumer Privacy ACT (“CCPA”), which will be effective in January 2020. The CCPA expands the scope of what is considered “personal information” and creates new data access and opt-out rights for consumers, which may create new requirements for Vivint Smart Home and other companies that operate in California. Vivint Smart Home is also subject to state and federal laws and regulations regarding telemarketing and other telephonic communications and state and federal laws regarding unsolicited commercial emails, as well as regulations relating to automated telemarketing calls, texts or SMS messages.

Many jurisdictions have established their own data security and privacy legal and regulatory frameworks with which Vivint Smart Home or Vivint Smart Home’s vendors or partners must comply to the extent Vivint Smart Home’s operations expand into these geographies or the laws and regulations in these frameworks otherwise may be interpreted to apply to Vivint Smart Home. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of data that identifies or may be used to identify or locate an individual, such as names, email addresses and, in some jurisdictions, internet protocol addresses. Vivint Smart Home is also bound by contractual requirements relating to privacy, data protection and information security, and may agree to additional contractual requirements addressing these matters from time to time.

Vivint Smart Home’s compliance with these various requirements increases Vivint Smart Home’s operating costs, and additional laws, regulations, standards or protocols (or new interpretations of existing laws, regulations, standards or protocols) in these areas may further increase Vivint Smart Home’s operating costs and adversely affect Vivint Smart Home’s ability to effectively market Vivint Smart Home’s products and services. In view of new or modified legal obligations relating to privacy, data protection or information security, or any changes in their interpretation, Vivint Smart Home may find it necessary or desirable to fundamentally change Vivint Smart Home’s business activities and practices or to expend significant resources to modify Vivint Smart Home’s products and services and otherwise adapt to these changes. Vivint Smart Home may be unable to make such changes and modifications in a commercially reasonable manner or at all, and Vivint Smart Home’s ability to develop new services and features could be limited.

Further, Vivint Smart Home’s failure or perceived failure to comply with any of these laws, regulations, standards, protocols or other obligations could result in a loss of subscriber data, fines, sanctions and other liabilities and additional restrictions on Vivint Smart Home’s collection, transfer or use of subscriber data. In addition, Vivint Smart Home’s failure to comply with any of these laws, regulations, standards, protocols or other obligations could result in a material adverse effect on Vivint Smart Home’s reputation, subscriber attrition, new subscriber origination, financial condition, cash flows or results of operations.

If Vivint Smart Home’s security controls are breached or unauthorized or inadvertent access to subscriber information or other data are otherwise obtained, Vivint Smart Home’s services may be perceived as insecure, Vivint Smart Home may lose existing subscribers or fail to attract new subscribers, Vivint Smart Home’s business may be harmed, and Vivint Smart Home may incur significant liabilities.

Use of Vivint Smart Home’s solutions involves the storage, transmission and processing of personal, payment, credit and other confidential and private information of Vivint Smart Home’s subscribers, and may in certain cases permit access to Vivint Smart Home’s subscribers’ homes or property or help secure them. Vivint Smart Home also maintains and processes other confidential and proprietary information in Vivint Smart Home’s business, including Vivint Smart Home’s employees’ and contractors’ personal information and confidential business information. Vivint Smart Home relies on proprietary and commercially available systems, software, tools and monitoring to protect against unauthorized use or access of the information Vivint Smart Home processes and maintains. Vivint Smart Home’s services and the networks and information systems Vivint Smart Home utilizes in Vivint Smart Home’s business are at risk for breaches as a result of third-party action, employee, vendor or partner error, malfeasance, or other factors. For example, Vivint Smart Home has experienced instances of Vivint Smart Home’s employees, contractors and other third parties improperly accessing Vivint Smart Home’s and/or Vivint Smart Home’s subscribers’ systems and information in violation of Vivint Smart Home’s internal policies and procedures.

Criminals and other nefarious actors are using increasingly sophisticated methods, including cyberattacks, phishing, social engineering and other illicit acts to capture, access or alter various types of information, to engage in illegal activities such as fraud and identity theft, and to expose and exploit potential security and privacy vulnerabilities in corporate systems and websites. Unauthorized intrusion into the portions of Vivint Smart Home’s systems and networks and data storage devices that process and store subscriber confidential and private information, the loss of such information or the deployment of malware or other harmful code to Vivint Smart Home’s services or Vivint Smart Home’s networks or systems may result in negative consequences, including the actual or alleged malfunction of Vivint Smart Home’s products or services. In addition, third parties, including Vivint Smart Home’s partners and vendors, could also be sources of security risks to Vivint Smart Home in the event of a failure of their own security systems and infrastructure. The threats Vivint Smart Home and Vivint Smart Home’s partners and vendors face continue to evolve and are difficult to predict due to advances in computer capabilities, new discoveries in the field of cryptography and new and sophisticated methods used by criminals. There can be no assurances that Vivint Smart Home’s defensive measures will prevent cyber-attacks or that Vivint Smart Home will discover network or system intrusions or other breaches on a timely basis or at all. Vivint Smart Home cannot be certain that Vivint Smart Home will not suffer a compromise or breach of the technology protecting the systems or networks that house or access Vivint Smart Home’s products and services or on which Vivint Smart Home or Vivint Smart Home’s partners or vendors process or store personal information or other sensitive information or data, or that any such incident will not be believed or reported to have occurred. Any such actual or perceived compromises or breaches to systems, or unauthorized access to, or acquisition or loss of, data, whether suffered by Vivint Smart Home, Vivint Smart Home’s partners or vendors or other third parties, whether as a result of employee error or malfeasance or otherwise, could harm Vivint Smart Home’s business. They could, for example, cause interruptions in operations, loss of data, loss of confidence in Vivint Smart Home’s services and products and damage to Vivint Smart Home’s reputation, and could limit the adoption of Vivint Smart Home’s services and products. They could also subject Vivint Smart Home to costs, regulatory investigations and orders, litigation, contract damages, indemnity demands and other liabilities and materially and adversely affect Vivint Smart Home’s subscriber base, sales, revenues and profits. Any of these could, in turn, have a material adverse impact on Vivint Smart Home’s business, financial condition, cash flows or results of operations.

Further, if a high profile security breach occurs with respect to another provider of smart home solutions, Vivint Smart Home’s subscribers and potential subscribers may lose trust in the security of Vivint Smart Home’s services or in the smart home space generally, which could adversely impact Vivint Smart Home’s ability to retain existing subscribers or attract new ones. Even in the absence of any security breach, subscriber concerns about security, privacy or data protection may deter them from using Vivint Smart Home’s service. Vivint Smart Home’s insurance policies covering errors and omissions and certain security and privacy damages and claim expenses may not be sufficient to compensate for all potential liability. Although Vivint Smart Home maintains cyber liability insurance, Vivint Smart Home cannot be certain that Vivint Smart Home’s coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to Vivint Smart Home on economically reasonable terms, or at all.

Vivint Smart Home’s Vivint Flex Pay plan is a new business model that may subject Vivint Smart Home to additional risks.

In 2017, Vivint Smart Home introduced a new program (“Vivint Flex Pay”) that allowed subscribers to finance the purchase of their products and related installation through Vivint Smart Home’s Vivint Flex Pay plan. Under Vivint Flex Pay, Vivint Smart Home offers to Vivint Smart Home’s qualified U.S. subscribers an opportunity to finance through a third party the purchase of products and related installation used in connection with Vivint Smart Home’s services. Vivint Smart Home offers certain of Vivint Smart Home’s subscribers who do not qualify for third-party financing, and all Canadian subscribers the opportunity to finance their purchase of products and related installation under a retail installment contract program (an “RIC”), which is financed by Vivint Smart Home. Under Vivint Flex Pay, subscribers pay separately for the products and Vivint Smart Home’s services. As an alternative to the financing offered under these programs, subscribers are able to purchase the products by check, ACH, credit or debit card, and pay in full at the time of installation.

There can be no assurance that the Vivint Flex Pay plan will be successful. If this plan is not favorably received by subscribers or is otherwise not performing as intended by Vivint Smart Home, it could have an adverse effect on Vivint Smart Home’s business, subscriber growth rate, financial condition and results of operations. In addition, reductions in consumer lending and/or the availability of consumer credit under the Vivint Flex Pay plan could limit the number of subscribers with the financial means to purchase the products and thus limit the number of subscribers who are able to subscribe to Vivint Smart Home’s Smart Home Services. There is no assurance that Vivint Smart Home’s current providers of consumer financing, or any other companies that may in the future offer financing to Vivint Smart Home’s subscribers will continue to provide subscribers with access to credit or that credit limits under such arrangements will be sufficient. In addition, a severe disruption in the global financial markets could impact the providers of installment loans under the Vivint Flex Pay plan, and such instability could also affect the ability of subscribers to access financing under the Vivint Flex Pay plan or otherwise. Such restrictions or limitations on the availability of consumer credit or unfavorable reception of the Vivint Flex Pay plan by potential subscribers could have a material adverse impact on Vivint Smart Home’s business, results of operations, financial condition and cash flows.

In addition, the Vivint Flex Pay plan subjects Vivint Smart Home to additional regulatory requirements and compliance obligations. In particular, the Vivint Flex Pay plan may require that Vivint Smart Home be licensed as a lender in certain jurisdictions in which Vivint Smart Home operates. Vivint Smart Home faces the risk of increased consumer complaints, potential supervision, examinations or enforcement actions by federal and state licensing and regulatory agencies and/or penalties for violation of financial services, consumer protections and other applicable laws and regulations. For example, in 2019, the Company received a subpoena in connection with an investigation by the U.S. Department of Justice (“DOJ”) concerning potential violations of the Financial Institutions Reform, Recovery and Enforcement Act (“FIRREA”). The Company also has received a civil investigative demand from the staff of the Federal Trade Commission (“FTC”) concerning potential violations of the Fair Credit Reporting Act (“FCRA”) and the “Red Flags Rule” thereunder, and the Federal Trade Commission Act (“FTC Act”). The Company has cooperated, and intends to continue to cooperate, with any government requests or inquiries. The outcome of these proceedings cannot be predicted at this time. If any proceedings or investigations were to be determined adversely against us or resulted in legal actions, claims, regulatory proceedings, enforcement actions, or judgments, fines, or settlements involving a payment of material amounts, or if injunctive relief were issued against us, our business, financial condition and results of operations could be materially adversely affected.

Vivint Smart Home currently offers RICs in all of the jurisdictions in which Vivint Smart Home operates and therefore is subject to regulation by state and local authorities for the use of RICs. Vivint Smart Home provides intensive training to Vivint Smart Home’s employees regarding sales practices and the content of Vivint Smart Home’s RICs and strives to comply in all material respects with these laws; however, Vivint Smart Home cannot be certain that Vivint Smart Home’s employees will abide by Vivint Smart Home’s policies and applicable laws, which violations could have a material and adverse impact on Vivint Smart Home’s business. Vivint Smart Home also offers RICs to Vivint Smart Home’s Canadian subscribers, and as a result is subject to additional regulatory requirements in Canada. In the future, Vivint Smart Home may elect to offer installment loans and other financial services products similar to the Consumer Financing Program directly to qualified subscribers. If Vivint Smart Home elects to offer such financial services directly, this may further expand Vivint Smart Home’s regulatory and compliance obligations. In addition, as Vivint Flex Pay evolves, Vivint Smart Home may become subject to additional regulatory requirements and compliance obligations.

Vivint Smart Home is subject to payment-related risks.

Vivint Smart Home accepts payments using a variety of methods, including check, credit card, debit card, direct debit from a subscriber’s bank account and consumer invoicing. For existing and future payment options that Vivint Smart Home offers to Vivint Smart Home’s subscribers, Vivint Smart Home may become subject to additional regulations, compliance requirements and fraud. For certain payment methods, including credit and debit cards, Vivint Smart Home pays interchange and other fees, which may increase over time and raise Vivint Smart Home’s operating costs and lower profitability. Vivint Smart Home relies on third parties to provide payment-processing services, including the processing of credit cards, debit cards and electronic checks, and it could disrupt Vivint Smart Home’s business if these companies become unwilling or unable to provide these services to Vivint Smart Home. Vivint Smart Home is also subject to payment card association operating rules, including data security rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for Vivint Smart Home to comply. If Vivint Smart Home fails to comply with these rules or requirements, or if Vivint Smart Home’s data security systems are breached or compromised, Vivint Smart Home may be liable for card-issuing banks’ costs, subject to fines and higher transaction fees, and lose Vivint Smart Home’s ability to accept credit and debit card payments from Vivint Smart Home’s subscribers, process electronic funds transfers, or facilitate other types of online payments, and Vivint Smart Home’s business and operating results could be adversely affected. See “—Privacy and data protection concerns, and laws and regulations relating to privacy, data protection and information security, could have a material adverse effect on Vivint Smart Home’s business” and “—If Vivint Smart Home’s security controls are breached or unauthorized or inadvertent access to subscriber information or other data is otherwise obtained, Vivint Smart Home’s services may be perceived as insecure, Vivint Smart Home may lose existing subscribers or fail to attract new subscribers, Vivint Smart Home’s business may be harmed, and Vivint Smart Home may incur significant liabilities”.

Vivint Smart Home may fail to obtain or maintain necessary licenses or otherwise fail to comply with applicable laws and regulations.

Vivint Smart Home’s business focuses on contracts and transactions with residential subscribers and therefore is subject to a variety of laws, regulations and licensing requirements that govern Vivint Smart Home’s interactions with residential consumers, including those pertaining to privacy and data security, consumer financial and credit transactions, home improvements, warranties and door-to-door solicitation. Vivint Smart Home is a licensed service provider in each market where such licensure is required, and Vivint Smart Home is responsible for every subscriber installation. Vivint Smart Home’s business may become subject to additional such requirements in the future. In certain jurisdictions, Vivint Smart Home is also required to obtain licenses or permits to comply with standards governing marketing and sales efforts, installation of equipment or servicing of subscribers, monitoring station employee selection and training and to meet certain standards in the conduct of Vivint Smart Home’s business. These laws and regulations are dynamic and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current laws or regulations or enact new laws and regulations regarding these matters. Vivint Smart Home strives to comply with all applicable laws and regulations relating to Vivint Smart Home’s interactions with residential subscribers. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or Vivint Smart Home’s practices. Vivint Smart Home’s non-compliance with any such law or regulations could also expose Vivint Smart Home to claims, proceedings, litigation and investigations by private parties and regulatory authorities, as well as substantial fines and negative publicity, each of which may materially and adversely affect Vivint Smart Home’s business. Vivint Smart Home has incurred, and will continue to incur, significant expenses to comply with such laws and regulations, and increased regulation of matters relating to Vivint Smart Home’s interactions with residential consumers could require Vivint Smart Home to modify Vivint Smart Home’s operations and incur significant additional expenses, which could have an adverse effect on Vivint Smart Home’s business, financial condition and results of operations. If Vivint Smart Home expands the scope of Vivint Smart Home’s products or services or Vivint Smart Home’s operations in new markets, Vivint Smart Home may be required to obtain additional licenses and otherwise maintain compliance with additional laws, regulations or licensing requirements.

Changes in these laws or regulations or their interpretation, as well as new laws, regulations or licensing requirements which may be enacted, could dramatically affect how Vivint Smart Home does business, acquire subscribers, and manage and use information Vivint Smart Home collects from and about current and prospective subscribers and the costs associated therewith. For example, certain U.S. municipalities have adopted, or are considering adopting, laws, regulations or policies aimed at reducing the number of false alarms, including: (1) subjecting companies to fines or penalties for transmitting false alarms, (2) imposing fines on subscribers for false alarms or (3) imposing limitations on law enforcement response. These measures could adversely affect Vivint Smart Home’s future operations and business by increasing Vivint Smart Home’s costs, reducing subscriber satisfaction or affecting the public perception of the effectiveness of Vivint Smart Home’s products and services. In addition, federal, state and local governmental authorities have considered, and may in the future consider, implementing consumer protection rules and regulations, which could impose significant constraints on Vivint Smart Home’s sales channels.

Regulations have been issued by the Federal Trade Commission (the “FTC”), Federal Communications Commission (the “FCC”), and Canadian Radio-Television and Telecommunications Commission (the “CRTC”) that place restrictions on direct-to-home marketing, telemarketing, email marketing and general sales practices. These restrictions include, but are not limited to, limitations on methods of communication, requirements to maintain a “do not call” list, cancellation rights and required training for personnel to comply with these restrictions.

The FTC regulates both general sales practices and telemarketing specifically and has broad authority to prohibit a variety of advertising or marketing practices that may constitute “unfair or deceptive acts or practices”. The CRTC has enforcement authority under the Canadian Anti-Spam Law (“CASL”), which prohibits the sending of commercial emails without prior consent of the recipient or an existing business relationship and sets forth rules governing the sending of commercial emails. CASL allows for a private right of action for the recovery of damages or provides for enforcement by CRTC, permitting the recovery of significant civil penalties, costs and attorneys’ fees in the event that regulations are violated. Similarly, most of the statutes and regulations in the United States allow a private right of action for the recovery of damages or provide for enforcement by the FTC, state attorneys general or state agencies permitting the recovery of significant civil or criminal penalties, costs and attorneys’ fees in the event that regulations are violated. Any new or changed laws, regulations or licensing requirements, or the interpretation of such laws, regulations or licensing requirements could have a material adverse effect on Vivint Smart Home’s business, financial condition, cash flows or results of operations. Vivint Smart Home strives to comply with all such applicable regulations but cannot assure you that Vivint Smart Home or third parties that Vivint Smart Home may rely on for telemarketing, email marketing and other lead generation activities will be in compliance with all applicable regulations at all times. Although Vivint Smart Home’s contractual arrangements with such third parties expressly require them to comply with all such regulations and to indemnify Vivint Smart Home for their failure to do so, Vivint Smart Home cannot assure you that the FTC, FCC, CRTC, private litigants or others will not attempt to hold Vivint Smart Home responsible for any unlawful acts conducted by such third parties or that Vivint Smart Home could successfully enforce or collect upon such indemnities. Additionally, certain FCC rulings and/or FTC enforcement actions may support the legal position that Vivint Smart Home may be held vicariously liable for the actions of third parties, including any telemarketing violations by Vivint Smart Home’s independent, third-party, authorized dealers that are performed without Vivint Smart Home’s authorization or that are otherwise prohibited by Vivint Smart Home’s policies. Both the FCC and the FTC have relied on certain actions to support the notion of vicarious liability, including but not limited to, the use of the company brand or trademark, the authorization or approval of telemarketing scripts or the sharing of consumer prospect lists. Changes in such regulations or the interpretation thereof that further restricts such activities could result in a material reduction in the number of leads for Vivint Smart Home’s business and could have a material adverse effect on Vivint Smart Home’s business, financial condition, results of operations and cash flows.

The policies of the U.S. Government may adversely impact Vivint Smart Home’s business, financial condition and results of operations.

Certain changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment could adversely affect Vivint Smart Home’s business. General trade tensions between the U.S. and China escalated in 2018, with three rounds of U.S. tariffs on Chinese goods taking effect in July, August and September 2018, each followed by a round of retaliatory Chinese tariffs on U.S. goods. If duties on existing tariffs are raised or if additional tariffs are announced, many of Vivint Smart Home’s inbound products to the United States would be subject to tariffs assessed in the cost of goods as imported. If these duties are imposed on such products, Vivint Smart Home may be required to raise Vivint Smart Home’s prices, which may result in the loss of subscribers and harm Vivint Smart Home’s operating performance. Alternatively, Vivint Smart Home may seek to shift production outside of China, resulting in additional costs and disruption to Vivint Smart Home’s operations. Additionally, the current administration continues to signal that it may alter trade agreements and terms between China and the United States, including limiting trade with China, and may impose additional tariffs on imports from China.

On December 22, 2017, the U.S. President signed into law the “Tax Cuts and Jobs Act” (the “Act”). Among other changes, the Act imposes limitations on the deductibility of interest. Moreover, the effects of the Act are not yet entirely clear and will depend on, among other things, additional regulatory and administrative guidance, as well as any statutory technical corrections that are subsequently enacted, which could have an adverse effect on the U.S. federal income taxation of Vivint Smart Home’s and Vivint Smart Home’s subsidiaries’ operations.

While there is currently a substantial lack of clarity and uncertainty around the likelihood, timing and details of any such policies and reforms, such policies and reforms may materially and adversely affect Vivint Smart Home’s business, financial condition and results of operations and the value of Vivint Smart Home’s securities.

Increased adoption of laws purporting to characterize certain charges in Vivint Smart Home’s subscriber contracts as unlawful, may adversely affect Vivint Smart Home’s operations.

If a subscriber cancels prior to the end of the initial term of the contract, other than in accordance with the contract, Vivint Smart Home may, under the terms of the subscriber contract, charge the subscriber the amount that would have been paid over the remaining term of the contract. Several states have adopted, or are considering adopting, laws restricting the charges that can be imposed upon contract cancellation prior to the end of the initial contract term. Such initiatives could negatively impact Vivint Smart Home’s business and have a material adverse effect on Vivint Smart Home’s business, financial condition, cash flows or results of operations. Adverse rulings regarding these matters could increase legal exposure to subscribers against whom such charges have been imposed and increase the risk that certain subscribers may seek to recover such charges from Vivint Smart Home through litigation or otherwise. In addition, the costs of defending such litigation and enforcement actions could have an adverse effect on Vivint Smart Home’s business, financial condition, cash flows or results of operations.

Vivint Smart Home’s new products and services may not be successful.

Vivint Smart Home launched Vivint Smart Home’s first smart home products and services beginning in 2010. Since that time Vivint Smart Home has launched a number of other offerings. Vivint Smart Home anticipates launching additional products and services in the future. These products and services and the new products and services Vivint Smart Home may launch in the future may not be well received by Vivint Smart Home’s subscribers, may not help Vivint Smart Home to generate new subscribers, may adversely affect the attrition rate of existing subscribers, may increase Vivint Smart Home’s subscriber acquisition costs and may increase the costs to service Vivint Smart Home’s subscribers. For example, during the year ended December 31, 2015 Vivint Smart Home recorded restructuring and asset impairment charges for Vivint Smart Home’s wireless internet business totaling $59.2 million, which resulted in $53.2 million of asset impairment charges related to write-downs of Vivint Smart Home’s network assets, subscriber acquisition costs, certain intellectual property and goodwill and $6.0 million in net restructuring charges related to employee severance and termination benefits, as well as write-offs of certain vendor contracts. Any profits Vivint Smart Home may generate from these or other new products or services may be lower than profits generated from Vivint Smart Home’s other products and services and may not be sufficient for Vivint Smart Home to recoup Vivint Smart Home’s development or subscriber acquisition costs incurred. New products and services may also have lower gross margins, particularly to the extent that they do not fully utilize Vivint Smart Home’s existing infrastructure. In addition, new products and services may require increased operational expenses or subscriber acquisition costs and present new and difficult technological and intellectual property challenges that may subject Vivint Smart Home to claims or complaints if subscribers experience service disruptions or failures or other quality issues. To the extent Vivint Smart Home’s new products and services are not successful, it could have a material adverse effect on Vivint Smart Home’s business, financial condition, cash flows or results of operations.

Vivint Smart Home’s new retail strategy may subject Vivint Smart Home to additional risks.

Historically, Vivint Smart Home has primarily originated subscribers through Vivint Smart Home’s direct-to-home and inside sales channels. However, in 2017 Vivint Smart Home developed a new strategy to enter into the retail channel in order to expand Vivint Smart Home’s reach to the broad consumer market. For example, on May 4, 2017, Vivint Smart Home announced an agreement with Best Buy, pursuant to which the parties had agreed to jointly market and sell smart home products and services. In July 2018, as part of certain cost reduction initiatives, the goal of which was to reduce certain of Vivint Smart Home’s general and administrative, subscriber service, and sales support fixed costs, Vivint Smart Home agreed in principle to end the co-branded Best Buy Smart Home by Vivint Smart Home arrangement and in December 2018 Vivint Smart Home formally terminated Vivint Smart Home’s relationship with Best Buy. Vivint Smart Home continues to explore other retail strategy opportunities and may devote significant management attention, substantial capital and other resources in connection with such efforts. However, despite these efforts and expenses, Vivint Smart Home may not be able to establish retail distribution channels for Vivint Smart Home’s products and services.

The technology Vivint Smart Home employs may become obsolete, which could require significant capital expenditures.

Vivint Smart Home’s industry is subject to continual technological innovation. Vivint Smart Home’s products and services interact with the hardware and software technology of systems and devices located at Vivint Smart Home’s subscribers’ property. Vivint Smart Home may be required to implement new technologies or adapt existing technologies in response to changing market conditions, subscriber preferences, industry standards or inability to secure necessary intellectual property licenses, which could require significant capital expenditures. It is also possible that one or more of Vivint Smart Home’s competitors could develop a significant technological advantage that allows them to provide additional or superior products or services, or to lower their price for similar products or services, that could put Vivint Smart Home at a competitive disadvantage. Vivint Smart Home’s inability to adapt to changing technologies, market conditions or subscriber preferences in a timely manner could have a material adverse effect on Vivint Smart Home’s business, financial condition, cash flows or results of operations.

Vivint Smart Home’s future operating and financial results are uncertain.

Prior growth rates in revenues and other operating and financial results should not be considered indicative of Vivint Smart Home’s future performance. Vivint Smart Home’s future performance and operating results depend on, among other things: (1) Vivint Smart Home’s ability to renew and/or upgrade contracts with existing subscribers and maintain subscriber satisfaction with existing subscribers; (2) Vivint Smart Home’s ability to generate new subscribers, including Vivint Smart Home’s ability to scale the number of new subscribers generated through inside sales and other channels; (3) Vivint Smart Home’s ability to increase the density of Vivint Smart Home’s subscriber base for existing service locations or continue to expand into new geographic markets; (4) Vivint Smart Home’s ability to successfully develop and market new and innovative products and services; (5) the level of product, service and price competition; (6) the degree of saturation in, and Vivint Smart Home’s ability to further penetrate, existing markets; (7) Vivint Smart Home’s ability to manage growth, revenues, origination or acquisition costs of new subscribers and attrition rates, the cost of servicing Vivint Smart Home’s existing subscribers and general and administrative costs; and (8) Vivint Smart Home’s ability to attract, train and retain qualified employees. If Vivint Smart Home’s future operating and financial results suffer as a result of any of the other reasons mentioned above, or any other reasons, there could be a material adverse effect on Vivint Smart Home’s business, financial condition, cash flows or results of operations.

There can be no assurance that Vivint Smart Home will be able to achieve or maintain profitability or positive cash flow from operations.

Vivint Smart Home’s ability to generate future positive operating results and cash flows depends, in part, on Vivint Smart Home’s ability to generate new subscribers in a cost-effective manner, while minimizing attrition of existing subscribers. New subscriber acquisitions play a particularly important role in Vivint Smart Home’s financial model as they not only increase Vivint Smart Home’s future operating cash flows, but also help to replace the cash flows lost as a result of subscriber attrition. If Vivint Smart Home is unable to cost-effectively generate new subscribers or retain Vivint Smart Home’s existing subscribers, Vivint Smart Home’s business, operating results and financial condition would be materially adversely affected. In addition, to drive Vivint Smart Home’s growth, Vivint Smart Home has made significant upfront investments in subscriber acquisition costs, as well as technology and infrastructure to support Vivint Smart Home’s growing subscriber base. As a result of these investments, Vivint Smart Home has incurred losses and used significant amounts of cash to fund operations. As Vivint Smart Home’s business scales, Vivint Smart Home expects recurring revenue to increase due to growth in Vivint Smart Home’s total subscribers. If such increase occurs, a greater percentage of Vivint Smart Home’s net acquisition costs for new subscribers may be funded through revenues generated by Vivint Smart Home’s existing subscriber base. Vivint Smart Home also expects the number of new subscribers to decrease as a percentage of Vivint Smart Home’s total subscribers as Vivint Smart Home’s business scales, which Vivint Smart Home believes, along with the expected growth in recurring revenue, will improve operating results and operating cash flows over time. Vivint Smart Home’s ability to improve Vivint Smart Home’s operating results and cash flows, however, is subject to a number of risks and uncertainties and there can be no assurance that Vivint Smart Home will achieve such improvements. To the extent the number of new subscribers does not decrease as a percentage of Vivint Smart Home’s total subscribers or Vivint Smart Home does not reduce the percentage of Vivint Smart Home’s revenue used to support new investments, Vivint Smart Home will continue to incur losses and require a significant amount of cash to fund Vivint Smart Home’s operations, which in turn could have a material adverse effect on Vivint Smart Home’s business, cash flows, operating results and financial condition.

Vivint Smart Home’s business is subject to economic and demographic factors that may negatively impact Vivint Smart Home’s results of operations.

Vivint Smart Home’s business is generally dependent on national, regional and local economic conditions. Historically, both the U.S. and worldwide economies have experienced cyclical economic downturns, some of which have been prolonged and severe. These economic downturns have generally coincided with, and contributed to, increased energy costs, concerns about inflation, slower economic activity, decreased consumer confidence and spending, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns. These conditions and concerns result in a decline in business and consumer confidence and increased unemployment.

Where disposable income available for discretionary spending is reduced (due to, for example, higher housing, energy, interest or other costs or where the perceived wealth of subscribers has decreased) and disruptions in the financial markets adversely impact the availability and cost of credit, Vivint Smart Home’s business may experience increased attrition rates, a reduced ability to originate new subscribers and reduced consumer demand.

For instance, recoveries in the housing market increase the occurrence of relocations, which may lead to subscribers disconnecting service and not contracting with Vivint Smart Home in their new homes. Vivint Smart Home cannot predict the timing or duration of any economic slowdown or the timing or strength of a subsequent economic recovery, worldwide or in the specific markets where Vivint Smart Home’s subscribers are located.

Furthermore, any deterioration in new construction and sales of existing single-family homes could reduce opportunities to originate new subscribers and increase attrition among Vivint Smart Home’s existing subscribers. Such downturns in the economy in general, and the housing market in particular, may negatively affect Vivint Smart Home’s business.

In addition, unfavorable shifts in population and other demographic factors may cause Vivint Smart Home to lose subscribers as people migrate to markets where Vivint Smart Home has little or no presence, or if the general population shifts into a less desirable age, geographic or other demographic group from Vivint Smart Home’s business perspective.

Vivint Smart Home’s inside sales and retail channels depend on third parties and other sources that Vivint Smart Home does not control to generate leads that Vivint Smart Home then converts into subscribers. If Vivint Smart Home’s third-party partners and lead generators are not successful in generating leads for Vivint Smart Home’s inside sales and retail sales channels, if the quality of those leads deteriorates, or if Vivint Smart Home is unable to generate leads through other sources that are cost effective and can be successfully converted into subscribers, it could have a material adverse effect on Vivint Smart Home’s financial condition, cash flows or results of operations.

Also, Vivint Smart Home’s subscribers consist largely of homeowners, who are subject to economic, credit, financial and other risks, as applicable. These risks could materially and adversely affect a subscriber’s ability to make required payments to Vivint Smart Home on a timely basis. Any such decrease or delay in subscriber payments may have a material adverse effect on Vivint Smart Home. As a result of financial distress, subscribers may apply for relief under bankruptcy and other laws relating to creditors’ rights. In addition, subscribers may be subject to involuntary application of such bankruptcy and other laws relating to creditors’ rights. The bankruptcy of a subscriber could adversely affect Vivint Smart Home’s ability to collect payments, to protect Vivint Smart Home’s rights and otherwise realize the value of Vivint Smart Home’s contract with the subscriber. This may occur as a result of, among other things, application of the automatic stay, delays and uncertainty in the bankruptcy process and potential rejection of such subscriber contracts. Vivint Smart Home’s subscribers’ inability to pay, whether as a result of economic or credit issues, bankruptcy or otherwise, could have a material adverse effect on Vivint Smart Home’s financial condition, cash flows or results of operations.

Vivint Smart Home depends on a limited number of suppliers to provide Vivint Smart Home’s products and services. Vivint Smart Home’s product suppliers, in turn, rely on a limited number of suppliers to provide significant components and materials used in Vivint Smart Home’s products. A change in Vivint Smart Home’s existing preferred supply arrangements or a material interruption in supply of products or third-party services could increase Vivint Smart Home’s costs or prevent or limit Vivint Smart Home’s ability to accept and fill orders for Vivint Smart Home’s products and services.

Vivint Smart Home obtains important components of Vivint Smart Home’s systems from several suppliers. Should such suppliers cease to manufacture the products Vivint Smart Home purchase from them or become unable to timely deliver these products in accordance with Vivint Smart Home’s requirements, or should such other suppliers choose not to do business with Vivint Smart Home, Vivint Smart Home may be required to locate alternative suppliers. Vivint Smart Home also relies on a number of sole or limited source suppliers for critical components of Vivint Smart Home’s solution. In particular, Vivint Smart Home relies on Alpha Networks Inc. for Vivint Smart Home’s indoor cameras. Replacing this sole source supplier or Vivint Smart Home’s limited source suppliers could require the expenditure of significant resources and time to redesign and resource these products. In addition, any financial or other difficulties Vivint Smart Home’s suppliers face may have negative effects on Vivint Smart Home’s business. Vivint Smart Home may be unable to locate alternate suppliers on a timely basis or to negotiate the purchase of control panels or other equipment on favorable terms, if at all. In addition, Vivint Smart Home’s equipment suppliers, in turn, depend upon a limited number of outside unaffiliated suppliers for key components and materials used in Vivint Smart Home’s control panels and other equipment. If any of these suppliers cease to or are unable to provide components and materials in sufficient quantity and of the requisite quality, especially during Vivint Smart Home’s summer selling season when a large percentage of Vivint Smart Home’s new subscriber originations occur, and if there are not adequate alternative sources of supply, Vivint Smart Home could experience significant delays in the supply of equipment. Any such delay in the supply of equipment of the requisite quality could adversely affect Vivint Smart Home’s ability to originate subscribers and cause Vivint Smart Home’s subscribers not to continue, renew or upgrade their contracts or to choose not to purchase such products or services from Vivint Smart Home. This would result in delays in or loss of future revenues and could have a material adverse effect on Vivint Smart Home’s business, financial condition, cash flows or results of operations. Also, if previously installed components and materials were found to be defective, Vivint Smart Home might not be able to recover the costs associated with the recall, repair or replacement of such products, across Vivint Smart Home’s installed subscriber base, and the diversion of personnel and other resources to address such issues could have a material adverse effect on Vivint Smart Home’s financial condition, cash flows or results of operations.

Currency fluctuations could materially and adversely affect Vivint Smart Home, and Vivint Smart Home has not hedged this risk.

Historically, a small portion of Vivint Smart Home’s revenue has been denominated in Canadian Dollars. For the nine months ended September 30, 2019, before intercompany eliminations, approximately $53.5 million of Vivint Smart Home’s revenues were denominated in Canadian Dollars. As of September 30, 2019, $284.1 million of Vivint Smart Home’s total assets and $253.7 million of Vivint Smart Home’s total liabilities were denominated in Canadian Dollars. In the future, Vivint Smart Home expect to continue generating revenue denominated in Canadian Dollars and other foreign currencies. Accordingly, Vivint Smart Home may be materially and adversely affected by currency fluctuations in the U.S. Dollar versus these currencies. Weaker foreign currencies relative to the U.S. Dollar may result in lower levels of reported revenues with respect to foreign currency-denominated subscriber contracts, net income, assets, liabilities and accumulated other comprehensive income on Vivint Smart Home’s U.S. Dollar-denominated financial statements. Vivint Smart Home has not historically hedged against this exposure. Foreign exchange rates are influenced by many factors outside of Vivint Smart Home’s control, including but not limited to: changing supply and demand for a particular currency, monetary policies of governments (including exchange-control programs, restrictions on local exchanges or markets and limitations on foreign investment in a country or an investment by residents of a country in other countries), changes in balances of payments and trade, trade restrictions and currency devaluations and revaluations. Also, governments may from time to time intervene in the currency markets, directly and by regulation, to influence prices directly. As such, these events and actions are unpredictable. The resulting volatility in the exchange rates for the other currencies could have a material adverse effect on Vivint Smart Home’s financial condition and results of operations.

Vivint Smart Home relies on certain third-party providers of licensed software and services integral to the operations of Vivint Smart Home’s business.

Certain aspects of the operation of Vivint Smart Home’s business depend on third-party software and service providers. Vivint Smart Home relies on certain software technology that Vivint Smart Home licenses from third parties and uses in Vivint Smart Home’s products and services to perform key functions and provide critical functionality. For example, Vivint Smart Home’s subscribers with Go! Control panels utilize technology hosted by Alarm.com to access their systems remotely through a smart phone application or through a web interface. With regard to licensed software technology, Vivint Smart Home is, to a certain extent, dependent upon the ability of third parties to maintain, enhance or develop their software and services on a timely and cost-effective basis, to meet industry technological standards and innovations to deliver software and services that are free of defects or security vulnerabilities, and to ensure their software and services are free from disruptions or interruptions. Further, these third-party services and software licenses may not always be available to Vivint Smart Home on commercially reasonable terms or at all.

If Vivint Smart Home’s agreements with third-party software or services vendors are not renewed or the third-party software or services become obsolete, fail to function properly, are incompatible with future versions of Vivint Smart Home’s products or services, are defective or otherwise fail to address Vivint Smart Home’s needs, there is no assurance that Vivint Smart Home would be able to replace the functionality provided by the third-party software or services with software or services from alternative providers. Furthermore, even if Vivint Smart Home obtains licenses to alternative software or services that provide the functionality Vivint Smart Home needs, Vivint Smart Home may be required to replace hardware installed at Vivint Smart Home’s monitoring stations and at Vivint Smart Home’s subscribers’ homes, including security system control panels and peripherals, to affect Vivint Smart Home’s integration of or migration to alternative software products. Any of these factors could have a material adverse effect on Vivint Smart Home’s financial condition, cash flows or results of operations.

Vivint Smart Home is highly dependent on the proper and efficient functioning of Vivint Smart Home’s computer, data backup, information technology, telecom and processing systems, platform and Vivint Smart Home’s redundant monitoring stations.

Vivint Smart Home’s ability to keep Vivint Smart Home’s business operating is highly dependent on the proper and efficient operation of Vivint Smart Home’s computer systems, information technology systems, telecom systems, data-processing systems and subscriber software platform. Although Vivint Smart Home has redundant central monitoring facilities, backup computer and power systems and disaster recovery tests, if there is a catastrophic event, natural disaster, security breach, negligent or intentional act by an employee or other extraordinary event, Vivint Smart Home may be unable to provide Vivint Smart Home’s subscribers with uninterrupted services.

Furthermore, because computer and data backup and processing systems are susceptible to malfunctions and interruptions, Vivint Smart Home cannot guarantee that Vivint Smart Home will not experience service failures in the future. A significant or large-scale malfunction or interruption of any computer or data backup and processing system could adversely affect Vivint Smart Home’s ability to keep Vivint Smart Home’s operations running efficiently and respond to alarm system signals. Vivint Smart Home does not have a backup system for Vivint Smart Home’s subscriber software platform. If a malfunction results in a wider or sustained disruption, it could have a material adverse effect on Vivint Smart Home’s reputation, business, financial condition, cash flows or results of operations.

Vivint Smart Home is subject to unionization and labor and employment laws and regulations, which could increase Vivint Smart Home’s costs and restrict Vivint Smart Home’s operations in the future.

Currently, a very small minority of Vivint Smart Home’s employees are represented by a union. As Vivint Smart Home continues to grow and enter different regions, unions may make further attempts to organize all or part of Vivint Smart Home’s employee base. If more or all of Vivint Smart Home’s workforce were to become unionized, and the terms of the collective bargaining agreement were significantly different from Vivint Smart Home’s current compensation arrangements, it could increase Vivint Smart Home’s costs and adversely impact Vivint Smart Home’s profitability. Additionally, responding to such organization attempts distracts Vivint Smart Home’s management and results in increased legal and other professional fees; and, labor union contracts could put Vivint Smart Home at increased risk of labor strikes and disruption of Vivint Smart Home’s operations.

Vivint Smart Home’s business is subject to a variety of employment laws and regulations and may become subject to additional such requirements in the future. Although Vivint Smart Home believes Vivint Smart Home is in material compliance with applicable employment laws and regulations, in the event of a change in requirements, Vivint Smart Home may be required to modify Vivint Smart Home’s operations or to utilize resources to maintain compliance with such laws and regulations. Moreover, Vivint Smart Home may be subject to various employment-related claims, such as individual or class actions or government enforcement actions relating to alleged employment discrimination, employee classification and related withholding, wage-hour disputes, labor standards or healthcare and benefit issues. Vivint Smart Home’s failure to comply with applicable employment laws and regulations and related legal actions against Vivint Smart Home may affect Vivint Smart Home’s ability to compete or have a material adverse effect on Vivint Smart Home’s business, financial condition, cash flows or results of operations.

The loss of Vivint Smart Home’s senior management could disrupt Vivint Smart Home’s business.

Vivint Smart Home’s senior management is important to the success of Vivint Smart Home’s business because there is significant competition for executive personnel with experience in the smart home and security industry and Vivint Smart Home’s sales channels. As a result of this need and the competition for a limited pool of industry-based executive experience, Vivint Smart Home may not be able to retain Vivint Smart Home’s existing senior management. In addition, Vivint Smart Home may not be able to fill new positions or vacancies created by expansion or turnover. Vivint Smart Home does not and does not currently expect to have in the future, “key person” insurance on the lives of any member of Vivint Smart Home’s senior management. The loss of any member of Vivint Smart Home’s senior management team without retaining a suitable replacement could have a material adverse effect on Vivint Smart Home’s business, financial condition, cash flows or results of operations.

If Vivint Smart Home is unable to acquire necessary intellectual property or adequately protect Vivint Smart Home’s intellectual property, Vivint Smart Home could be competitively disadvantaged.

Vivint Smart Home’s intellectual property, including Vivint Smart Home’s patents, trademarks, copyrights, trade secrets and other proprietary rights, constitutes a significant part of Vivint Smart Home’s value. Vivint Smart Home’s success depends, in part, on Vivint Smart Home’s ability to protect Vivint Smart Home’s proprietary technology, brands and other intellectual property against dilution, infringement, misappropriation and competitive pressure by defending Vivint Smart Home’s intellectual property rights. To protect Vivint Smart Home’s intellectual property rights, Vivint Smart Home relies on a combination of patent, trademark, copyright and trade secret laws of the United States, Canada and other countries and a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection. In addition, Vivint Smart Home makes efforts to acquire rights to intellectual property necessary for Vivint Smart Home’s operations. However, there can be no assurance that these measures will be successful in any given case, particularly in those countries where the laws do not protect Vivint Smart Home’s proprietary rights as fully as in the United States.

Vivint Smart Home owns a portfolio of issued U.S. patents and pending U.S. and foreign patent applications that relate to a variety of smart home, security and wireless Internet technologies utilized in Vivint Smart Home’s business. Vivint Smart Home may file additional patent applications in the future in the United States and internationally. The process of obtaining patent protection is expensive and time-consuming, and Vivint Smart Home may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. Vivint Smart Home may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. In addition, issuance of a patent does not guarantee that Vivint Smart Home has an absolute right to practice the patented invention.

If Vivint Smart Home fails to acquire the necessary intellectual property rights or adequately protect or assert Vivint Smart Home’s intellectual property rights, competitors may dilute Vivint Smart Home’s brands or manufacture and market similar products and services or convert Vivint Smart Home’s subscribers, which could adversely affect Vivint Smart Home’s market share and results of operations. Vivint Smart Home may not receive patents or trademarks for all Vivint Smart Home’s pending patent and trademark applications, and existing or future patents or licenses may not provide competitive advantages for Vivint Smart Home’s products and services. Furthermore, it is possible that Vivint Smart Home’s patent applications may not issue as granted patents, that the scope of Vivint Smart Home’s issued patents will be insufficient or not have the coverage originally sought, or that Vivint Smart Home’s issued patents will not provide Vivint Smart Home with any competitive advantages. Vivint Smart Home’s competitors may challenge, invalidate or avoid the application of Vivint Smart Home’s existing or future intellectual property rights that Vivint Smart Home obtains or licenses. In addition, patent rights may not prevent Vivint Smart Home’s competitors from developing, using or selling products or services that are similar to or address the same market as Vivint Smart Home’s products and services. The loss of protection for Vivint Smart Home’s intellectual property rights could reduce the market value of Vivint Smart Home’s brands and Vivint Smart Home’s products and services, reduce new subscriber originations or upgrade sales to existing subscribers, lower Vivint Smart Home’s profits, and could have a material adverse effect on Vivint Smart Home’s business, financial condition, cash flows or results of operations.

Vivint Smart Home’s policy is to require Vivint Smart Home’s employees that were hired to develop material intellectual property included in Vivint Smart Home’s products to execute written agreements in which they assign to Vivint Smart Home their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but Vivint Smart Home cannot assure you that Vivint Smart Home has adequately protected Vivint Smart Home’s rights in every such agreement or that Vivint Smart Home has executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, Vivint Smart Home must monitor and detect infringement, misappropriation or other violations of Vivint Smart Home’s intellectual property rights and pursue infringement, misappropriation or other claims in certain circumstances in relevant jurisdictions, all of which are costly and time-consuming. As a result, Vivint Smart Home may not be able to obtain adequate protection or to effectively enforce Vivint Smart Home’s issued patents or other intellectual property rights.

In addition to patents and registered trademarks, Vivint Smart Home relies on trade secret rights, copyrights and other rights to protect Vivint Smart Home’s unpatented proprietary intellectual property and technology. Despite Vivint Smart Home’s efforts to protect Vivint Smart Home’s proprietary technologies and Vivint Smart Home’s intellectual property rights, unauthorized parties, including Vivint Smart Home’s employees, consultants, service providers or subscribers, may attempt to copy aspects of Vivint Smart Home’s products or obtain and use Vivint Smart Home’s trade secrets or other confidential information. Vivint Smart Home generally enters into confidentiality agreements with Vivint Smart Home’s employees and third parties that have access to Vivint Smart Home’s material confidential information, and generally limits access to and distribution of Vivint Smart Home’s proprietary information and proprietary technology through certain procedural safeguards. These agreements may not effectively prevent unauthorized use or disclosure of Vivint Smart Home’s intellectual property or technology, could be breached or otherwise may not provide meaningful protection for Vivint Smart Home’s trade secrets and know-how related to the design, manufacture or operation of Vivint Smart Home’s products and may not provide an adequate remedy in the event of unauthorized use or disclosure. Vivint Smart Home cannot assure you that the steps taken by Vivint Smart Home will prevent misappropriation of Vivint Smart Home’s intellectual property or technology or infringement of Vivint Smart Home’s intellectual property rights. Competitors may independently develop technologies or products that are substantially equivalent or superior to Vivint Smart Home’s solutions or that inappropriately incorporate Vivint Smart Home’s proprietary technology into their products or they may hire Vivint Smart Home’s former employees who may misappropriate Vivint Smart Home’s proprietary technology or misuse Vivint Smart Home’s confidential information. In addition, if Vivint Smart Home expands the geography of Vivint Smart Home’s service offerings, the laws of some foreign countries where Vivint Smart Home may do business in the future do not protect intellectual property rights and technology to the same extent as the laws of the United States, and these countries may not enforce these laws as diligently as government agencies and private parties in the United States.

From time to time, legal action by Vivint Smart Home may be necessary to enforce Vivint Smart Home’s patents and other intellectual property rights, to protect Vivint Smart Home’s trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement, misappropriation or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect Vivint Smart Home’s business, operating results and financial condition. If Vivint Smart Home is unable to protect Vivint Smart Home’s intellectual property and technology, Vivint Smart Home may find itself at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative products that have enabled Vivint Smart Home to be successful to date.

From time to time, Vivint Smart Home is subject to claims for infringing, misappropriating or otherwise violating the intellectual property rights of others, and will be subject to such claims in the future, which could have an adverse effect on Vivint Smart Home’s business and operations.

Vivint Smart Home cannot be certain that Vivint Smart Home’s products and services or those of third parties that Vivint Smart Home incorporates into Vivint Smart Home’s offerings do not and will not infringe the intellectual property rights of others. Many of Vivint Smart Home’s competitors and others may now and in the future have significantly larger and more mature patent portfolios than Vivint Smart Home has. Vivint Smart Home has been in the past, and may be in the future, subject to claims based on allegations of infringement, misappropriation or other violations of the intellectual property rights of others, including litigation brought by special purpose or so-called “non-practicing” entities that focus solely on extracting royalties and settlements by enforcing intellectual property rights and against whom Vivint Smart Home’s patents may therefore provide little or no deterrence or protection. Regardless of their merits, intellectual property claims divert the attention of Vivint Smart Home’s personnel and are often time-consuming and expensive. In addition, to the extent claims against Vivint Smart Home are successful, Vivint Smart Home may have to pay substantial monetary damages (including, for example, treble damages if Vivint Smart Home is found to have willfully infringed patents and increased statutory damages if Vivint Smart Home is found to have willfully infringed copyrights) or discontinue or modify certain products or services that are found to infringe another party’s rights or enter into licensing agreements with costly royalty payments. Defending against claims of infringement, misappropriation or other violations or being deemed to be infringing, misappropriating or otherwise violating the intellectual property rights of others could impair Vivint Smart Home’s ability to innovate, develop, distribute and sell Vivint Smart Home’s current and planned products and services. Vivint Smart Home has in the past and will continue in the future to seek one or more licenses to continue offering certain products or services, which could have a material adverse effect on Vivint Smart Home’s business, financial condition, cash flows or results of operations.

In some cases, Vivint Smart Home indemnifies Vivint Smart Home’s channel partners against claims that Vivint Smart Home’s products infringe, misappropriate or otherwise violate the intellectual property rights of third parties. Such claims could arise out of Vivint Smart Home’s indemnification obligation with Vivint Smart Home’s channel partners and end-subscribers, whom Vivint Smart Home typically indemnifies against such claims. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Vivint Smart Home’s confidential information could be compromised by the discovery process. Although claims of this kind have not materially affected Vivint Smart Home’s business to date, there can be no assurance material claims will not arise in the future.

Although third parties may offer a license to their technology or other intellectual property, the terms of any offered license may not be acceptable, and the failure to obtain a license or the costs associated with any license could cause Vivint Smart Home’s business, financial condition and results of operations to be materially and adversely affected. In addition, some licenses may be non-exclusive, and therefore Vivint Smart Home’s competitors may have access to the same technology licensed to Vivint Smart Home. If a third party does not offer Vivint Smart Home a license to its technology or other intellectual property on reasonable terms, or at all, Vivint Smart Home could be enjoined from continued use of such intellectual property. As a result, Vivint Smart Home may be required to develop alternative, non-infringing technology, which could require significant time (during which Vivint Smart Home could be unable to continue to offer Vivint Smart Home’s affected products, subscriptions or services), effort, and expense and may ultimately not be successful. Furthermore, a successful claimant could secure a judgment or Vivint Smart Home may agree to a settlement that prevents Vivint Smart Home from distributing certain products, providing certain subscriptions or performing certain services or that requires Vivint Smart Home to pay substantial damages, royalties or other fees. Any of these events could harm Vivint Smart Home’s business, financial condition and results of operations.

Vivint Smart Home’s solutions contain third-party open-source software components, and failure to comply with the terms of the underlying open-source software licenses could restrict Vivint Smart Home’s ability to sell Vivint Smart Home’s products and subscriptions.

Certain of Vivint Smart Home’s solutions contain software modules licensed to Vivint Smart Home by third-party authors under “open-source” licenses. The use and distribution of open-source software may entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code.

Some open-source licenses contain requirements that Vivint Smart Home make available the source code for modifications or derivative works Vivint Smart Home creates based upon the type of open-source software

Vivint Smart Home uses. If Vivint Smart Home combines Vivint Smart Home’s proprietary software with open-source software in a certain manner, Vivint Smart Home could, under certain open-source licenses, be required to release the source code of Vivint Smart Home’s proprietary software to the public. This would allow Vivint Smart Home’s competitors to create similar products with lower development effort and time and ultimately could result in a loss of sales for Vivint Smart Home.

Although Vivint Smart Home monitors Vivint Smart Home’s use of open-source software and tries to ensure that none is used in a manner that would require Vivint Smart Home to disclose Vivint Smart Home’s proprietary source code or that would otherwise breach the terms of an open-source agreement, the terms of many open-source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in ways that could impose unanticipated conditions or restrictions on Vivint Smart Home’s ability to commercialize solutions incorporating such software. Moreover, Vivint Smart Home cannot assure you that Vivint Smart Home’s processes for controlling Vivint Smart Home’s use of open-source software in Vivint Smart Home’s solutions will be effective. From time to time, Vivint Smart Home may face claims from third parties asserting ownership of, or demanding release of, the open-source software or derivative works that Vivint Smart Home developed using such software (which could include Vivint Smart Home’s proprietary source code), or otherwise seeking to enforce the terms of the applicable open-source license. These claims could result in litigation. If Vivint Smart Home is held to have breached the terms of an open-source software license, Vivint Smart Home could be required to seek licenses from third parties to continue offering Vivint Smart Home’s products on terms that are not economically feasible, to re-engineer Vivint Smart Home’s products, to discontinue the sale of Vivint Smart Home’s products if re-engineering could not be accomplished on a timely or cost-effective basis, or to make generally available, in source-code form, Vivint Smart Home’s proprietary code, any of which could adversely affect Vivint Smart Home’s business, results of operations and financial condition.

If Vivint Smart Home fails to maintain effective internal control over financial reporting at a reasonable assurance level, Vivint Smart Home may not be able to accurately report Vivint Smart Home’s financial results, which could have a material adverse effect on Vivint Smart Home’s operations, investor confidence in Vivint Smart Home’s business and the trading prices of Vivint Smart Home’s securities.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. If material weaknesses in Vivint Smart Home’s internal controls are discovered, they may adversely affect Vivint Smart Home’s ability to record, process, summarize and accurately report timely financial information and, as a result, Vivint Smart Home’s financial statements may contain material misstatements or omissions.

In addition, it is possible that control deficiencies could be identified by Vivint Smart Home’s management or by Vivint Smart Home’s independent registered public accounting firm in the future or may occur without being identified. Such a failure could result in regulatory scrutiny and cause investors to lose confidence in Vivint Smart Home’s reported financial condition, lead to a default under Vivint Smart Home’s indebtedness and otherwise have a material adverse effect on Vivint Smart Home’s business, financial condition, cash flow or results of operations.

Product or service defects or shortfalls in subscriber service could have an adverse effect on Vivint Smart Home.

Vivint Smart Home’s inability to provide products or services in a timely manner or defects in Vivint Smart Home’s products or services, including products and services of third parties that Vivint Smart Home incorporate into Vivint Smart Home’s offerings, could adversely affect Vivint Smart Home’s reputation and subject Vivint Smart Home to claims or litigation. In addition, Vivint Smart Home’s inability to meet subscribers’ expectations with respect to Vivint Smart Home’s products or services could increase attrition rates or affect Vivint Smart Home’s ability to generate new subscribers and thereby have a material adverse effect on Vivint Smart Home’s business, financial condition, cash flow or results of operations.

Vivint Smart Home is exposed to greater risk of liability for employee acts or omissions or system failure than may be inherent in other businesses.

The nature of the products and services Vivint Smart Home provides potentially exposes Vivint Smart Home to greater risks of liability for employee acts or omissions or system failures than may be inherent in other businesses. If subscribers believe that they incurred losses as a result of Vivint Smart Home’s action or inaction, the subscribers (or their insurers) have and could in the future bring claims against Vivint Smart Home. Although Vivint Smart Home’s service contracts contain provisions limiting Vivint Smart Home’s liability for such claims, no assurance can be given that these limitations will be enforced, and the costs of such litigation or the related settlements or judgments could have a material adverse effect on Vivint Smart Home’s financial condition. In addition, there can be no assurance that Vivint Smart Home is adequately insured for these risks. Certain of Vivint Smart Home’s insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or certain other types of damages or liability arising from gross negligence. If significant uninsured damages are assessed against Vivint Smart Home, the resulting liability could have a material adverse effect on Vivint Smart Home’s business, financial condition, cash flows or results of operations.

Future transactions could pose risks.

Vivint Smart Home frequently evaluates strategic opportunities both within and outside Vivint Smart Home’s existing lines of business. Vivint Smart Home expects from time to time to pursue additional business opportunities and may decide to eliminate or acquire certain businesses, products or services. For example, in August 2014, Vivint Smart Home acquired Space Monkey, a distributed cloud storage technology solution company. Such acquisitions or dispositions could be material. There are various risks and uncertainties associated with potential acquisitions and divestitures, including: (1) availability of financing; (2) difficulties related to integrating previously separate businesses into a single unit, including product and service offerings, distribution and operational capabilities and business cultures; (3) general business disruption; (4) managing the integration process; (5) diversion of management’s attention from day-to-day operations, (6) assumption of costs and liabilities of an acquired business, including unforeseen or contingent liabilities or liabilities in excess of the amounts estimated; (7) failure to realize anticipated benefits and synergies, such as cost savings and revenue enhancements; (8) potentially substantial costs and expenses associated with acquisitions and dispositions; (9) failure to retain and motivate key employees; and (10) difficulties in applying Vivint Smart Home’s internal control over financial reporting and disclosure controls and procedures to an acquired business. Any or all of these risks and uncertainties, individually or collectively, could have material adverse effect on Vivint Smart Home’s business, financial condition, cash flow or results of operations. Vivint Smart Home can offer no assurance that any such strategic opportunities will prove to be successful. Among other negative effects, Vivint Smart Home’s pursuit of such opportunities could cause Vivint Smart Home’s cost of investment in new subscribers to grow at a faster rate than Vivint Smart Home’s recurring revenue and fees collected at the time of installation. Additionally, any new product or service offerings could require developmental investments or have higher cost structures than Vivint Smart Home’s current arrangements, which could reduce operating margins and require more working capital.

Goodwill and other identifiable intangible assets represent a significant portion of Vivint Smart Home’s total assets, and Vivint Smart Home may never realize the full value of Vivint Smart Home’s intangible assets.

As of September 30, 2019, Vivint Smart Home had approximately $1.0 billion of goodwill and identifiable intangible assets. Goodwill and other identifiable intangible assets are recorded at fair value on the date of acquisition. In addition, as of September 30, 2019, Vivint Smart Home had $1.2 billion of capitalized contract costs, net. Vivint Smart Home reviews such assets for impairment at least annually. Impairment may result from, among other things, deterioration in performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products and services Vivint Smart Home offers, challenges to the validity of certain intellectual property, reduced sales of certain products or services incorporating intellectual property, increased attrition and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. Depending on future circumstances, it is possible that Vivint Smart Home may never realize the full value of Vivint Smart Home’s intangible assets. Any future determination of impairment of goodwill or other identifiable intangible assets could have a material adverse effect on Vivint Smart Home’s financial position and results of operations.

Insurance policies may not cover all of Vivint Smart Home’s operating risks and a casualty loss beyond the limits of Vivint Smart Home’s coverage could negatively impact Vivint Smart Home’s business.

Vivint Smart Home is subject to all of the operating hazards and risks normally incidental to the provision of Vivint Smart Home’s products and services and business operations. In addition to contractual provisions limiting Vivint Smart Home’s liability to subscribers and third parties, Vivint Smart Home maintains insurance policies in such amounts and with such coverage and deductibles as required by law and that Vivint Smart Home believe are reasonable and prudent. See “—Vivint Smart Home is exposed to greater risk of liability for employee acts or omissions or system failure than may be inherent in other businesses”. Nevertheless, such insurance may not be adequate to protect Vivint Smart Home from all the liabilities and expenses that may arise from claims for personal injury, death or property damage arising in the ordinary course of Vivint Smart Home’s business and current levels of insurance may not be able to be maintained or be available at economical prices. If a significant liability claim is brought against Vivint Smart Home that is not covered by insurance, then Vivint Smart Home may have to pay the claim with Vivint Smart Home’s own funds, which could have a material adverse effect on Vivint Smart Home’s business, financial condition, cash flows or results of operations.

Vivint Smart Home’s business is concentrated in certain markets.

Vivint Smart Home’s business is concentrated in certain markets. As of September 30, 2019, subscribers in Texas and California represented approximately 19% and 9%, respectively, of Vivint Smart Home’s total subscriber base. Accordingly, Vivint Smart Home’s business and results of operations are particularly susceptible to adverse economic, weather and other conditions in such markets and in other markets that may become similarly concentrated.

Catastrophic events may disrupt Vivint Smart Home’s business.

Unforeseen events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the United States, Canada or elsewhere, could disrupt Vivint Smart Home’s operations, disrupt the operations of suppliers or subscribers or result in political or economic instability. These events could reduce demand for Vivint Smart Home’s products and services, make it difficult or impossible to receive equipment from suppliers or impair Vivint Smart Home’s ability to deliver products and services to subscribers on a timely basis. Any such disruption could damage Vivint Smart Home’s reputation and cause subscriber attrition. Vivint Smart Home could be subject to claims or litigation with respect to losses caused by such disruptions. Vivint Smart Home’s property and business interruption insurance may not cover a particular event at all or be sufficient to fully cover Vivint Smart Home’s losses.

If the insurance industry changes its practice of providing incentives to homeowners for the use of residential electronic security services, Vivint Smart Home may experience a reduction in new subscriber growth or an increase in Vivint Smart Home’s subscriber attrition rate.

Some insurers provide a reduction in premium rates for insurance policies written on homes that have monitored electronic security systems. There can be no assurance that insurance companies will continue to offer these rate reductions. If these incentives were reduced or eliminated, homeowners who otherwise may not feel the need for Vivint Smart Home’s products or services would be removed from Vivint Smart Home’s potential subscriber pool, which could hinder the growth of Vivint Smart Home’s business, and existing subscribers may choose to cancel or not renew their contracts, which could increase Vivint Smart Home’s attrition rates. In either case, Vivint Smart Home’s results of operations and growth prospects could be adversely affected.

Vivint Smart Home has recorded net losses in the past and Vivint Smart Home may experience net losses in the future.

Vivint Smart Home has recorded consolidated net losses of $353.0 million and $307.5 million in the nine months ended September 30, 2018 and 2019, respectively, as well as $276.0 million, $410.2 million and $472.6 million in the years ended December 31, 2016, 2017 and 2018, respectively. Vivint Smart Home may likely continue to record net losses in future periods.

The nature of Vivint Smart Home’s business requires the application of complex revenue and expense recognition rules, and the current legislative and regulatory environment affecting generally accepted accounting principles is uncertain. Significant changes in current principles could affect Vivint Smart Home’s financial statements going forward and changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and harm Vivint Smart Home’s operating results.

The accounting rules and regulations that Vivint Smart Home must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, the accounting rules and regulations are continually changing in ways that could materially impact Vivint Smart Home’s financial statements. For example, in May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended, which superseded nearly all existing revenue recognition guidance. Vivint Smart Home adopted the new standard effective January 1, 2018, utilizing a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures.

Risks Relating to Vivint Smart Home’s Indebtedness

Vivint Smart Home’s substantial indebtedness could adversely affect Vivint Smart Home’s financial condition.

Vivint Smart Home has substantial indebtedness. Net cash interest paid for the years ended December 31, 2017 and 2018, and for the nine months ended September 30, 2019, related to Vivint Smart Home’s indebtedness (excluding capital leases) totaled $203.4 million, $236.7 million and $162.3 million, respectively. Vivint Smart Home’s net cash from operating activities for the years ended December 31, 2017 and 2018, and for the nine months ended September 30, 2019, before these interest payments, was an outflow of $105.9 million, an inflow of $16.2 million and an inflow of $39.6 million, respectively. Accordingly, Vivint Smart Home’s net cash from operating activities for the years ended December 31, 2017 and 2018, and the nine months ended September 30, 2019, was insufficient to cover these interest payments.

As of September 30, 2019, Vivint Smart Home had approximately $3.2 billion in aggregate principal amount of total debt outstanding, all of which was issued or borrowed by APX and guaranteed by APX Group Holdings, Inc. and by substantially all of APX’s domestic subsidiaries, $2.3 billion of which was secured debt, which requires significant interest and principal payments. Subject to the limits contained in the agreements governing Vivint Smart Home’s existing indebtedness, Vivint Smart Home may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If Vivint Smart Home does so, the risks related to Vivint Smart Home’s high level of debt could increase. Specifically, Vivint Smart Home’s high level of debt could have important consequences, including the following:

•	making it more difficult for Vivint Smart Home to satisfy Vivint Smart Home’s obligations with respect to Vivint Smart Home’s debt;

•	limiting Vivint Smart Home’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•

requiring a substantial portion of Vivint Smart Home’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows and future borrowings available for working capital, capital expenditures (including subscriber acquisition costs), acquisitions and other general corporate purposes;

•	increasing Vivint Smart Home’s vulnerability to general adverse economic and industry conditions;

•	exposing Vivint Smart Home to the risk of increased interest rates as certain of Vivint Smart Home’s borrowings are at variable rates of interest;

•	limiting Vivint Smart Home’s flexibility in planning for and reacting to changes in the industry in which Vivint Smart Home competes;

•	placing Vivint Smart Home at a disadvantage compared to other, less leveraged competitors; and

•	increasing Vivint Smart Home’s cost of borrowing.

Vivint Smart Home may be able to incur significant additional indebtedness in the future.

Despite Vivint Smart Home’s current level of indebtedness, Vivint Smart Home may be able to incur substantially more debt and enter into other transactions, which could further exacerbate the risks to Vivint Smart Home’s financial condition described above. As of September 30, 2019, Vivint Smart Home had $140.4 million of availability under the revolving credit facility (after giving effect to $13.8 million of letters of credit outstanding and $134.0 million of borrowings). Vivint Smart Home is still permitted to add, in addition to the revolving credit facility, incremental facilities of up to $225 million, subject to certain conditions being satisfied. Under both the Term Loan Agreement and revolving credit facility, up to $60 million may be incurred on the same “superpriority” basis as the revolving credit facility. Moreover, although the debt agreements governing Vivint Smart Home’s existing indebtedness contain restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent Vivint Smart Home from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under Vivint Smart Home’s debt instruments. To the extent new debt is added to Vivint Smart Home’s current debt levels, the substantial leverage risks described in the previous risk factor would increase. In addition, the exceptions to the restrictive covenants permit Vivint Smart Home to enter into certain other transactions.

Accordingly, subject to market conditions, Vivint Smart Home opportunistically seeks to access the credit and capital markets from time to time, whether to refinance or retire Vivint Smart Home’s existing indebtedness, for the investment in and operation of Vivint Smart Home’s business, or for other general corporate purposes. Such transactions may take the form of new or amended senior secured credit facilities, including term or revolving loans, secured or unsecured notes and/or other instruments or indebtedness. These transactions may result in an increase in Vivint Smart Home’s total indebtedness, secured indebtedness and/or debt service costs.

Vivint Smart Home’s variable rate indebtedness subjects Vivint Smart Home to interest rate risk, which could cause Vivint Smart Home’s indebtedness service obligations to increase significantly.

Borrowings under Vivint Smart Home’s revolving credit facility are at variable rates of interest and expose Vivint Smart Home to interest rate risk. If interest rates increase, Vivint Smart Home’s debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and Vivint Smart Home’s net income and cash flows, including cash available for servicing Vivint Smart Home’s indebtedness, would correspondingly decrease.

Vivint Smart Home may be unable to service Vivint Smart Home’s indebtedness.

Vivint Smart Home’s ability to make scheduled payments on and to refinance Vivint Smart Home’s indebtedness depends on and is subject to Vivint Smart Home’s financial and operating performance, which, in turn, is affected by general and regional economic, financial, competitive, business and other factors beyond Vivint Smart Home’s control, including the availability of financing in the international banking and capital markets. Vivint Smart Home cannot assure you that Vivint Smart Home’s business will generate sufficient cash flow from operations or that future borrowings will be available to Vivint Smart Home in an amount sufficient to enable Vivint Smart Home to service Vivint Smart Home’s debt, to refinance Vivint Smart Home’s debt or to fund Vivint Smart Home’s other liquidity needs (including funding subscriber acquisition costs).

If Vivint Smart Home is unable to meet Vivint Smart Home’s debt service obligations or to fund Vivint Smart Home’s other liquidity needs, Vivint Smart Home will need to restructure or refinance all or a portion of Vivint Smart Home’s debt, which could cause Vivint Smart Home to default on Vivint Smart Home’s debt obligations and impair Vivint Smart Home’s liquidity. Any refinancing of Vivint Smart Home’s indebtedness could be at higher interest rates and may require Vivint Smart Home to comply with more onerous covenants that could further restrict Vivint Smart Home’s business operations.

Moreover, in the event of a default, the holders of Vivint Smart Home’s indebtedness could elect to declare all the funds borrowed to be due and payable, together with accrued and unpaid interest. The lenders under Vivint Smart Home’s revolving credit facility could also elect to terminate their commitments thereunder, cease making further loans, and institute foreclosure proceedings against their collateral, and Vivint Smart Home could be forced into bankruptcy or liquidation. If Vivint Smart Home breach Vivint Smart Home’s covenants under Vivint Smart Home’s revolving credit facility, Vivint Smart Home would be in default under Vivint Smart Home’s revolving credit facility. The lenders could exercise their rights, as described above, and Vivint Smart Home could be forced into bankruptcy or liquidation.

The debt agreements governing Vivint Smart Home’s existing indebtedness impose significant operating and financial restrictions on Vivint Smart Home and Vivint Smart Home’s subsidiaries, which may prevent Vivint Smart Home from capitalizing on business opportunities.

The debt agreements governing Vivint Smart Home’s existing indebtedness impose significant operating and financial restrictions on the subsidiaries of Vivint Smart Home party thereto. Following the consummation of the merger, New Vivint expects to guarantee the obligations under the credit agreement governing the revolving credit facility, the credit agreement governing the 2024 Term Loan B and the debt agreements governing the notes. These restrictions limit Vivint Smart Home’s ability to, among other things:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	materially change the nature of Vivint Smart Home’s business;

•	amend, prepay, redeem or purchase certain subordinated debt;

•	enter into agreements that restrict the ability of certain subsidiaries to make dividends or other payments to Vivint Smart Home; and

•	transfer or sell assets.

In addition, Vivint Smart Home’s revolving credit facility requires that Vivint Smart Home maintain a consolidated first lien net leverage ratio of not more than 5.35 to 1.0 on the last day of each applicable test period.

As a result of these restrictions, Vivint Smart Home is limited as to how Vivint Smart Home conducts Vivint Smart Home’s business and Vivint Smart Home may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness Vivint Smart Home may incur could include more restrictive covenants. Vivint Smart Home cannot assure you that Vivint Smart Home will be able to maintain compliance with these covenants in the future and, if Vivint Smart Home fails to do so, that Vivint Smart Home will be able to obtain waivers from the lenders and/or amend the covenants.

Vivint Smart Home’s failure to comply with the restrictive covenants described above as well as other terms of Vivint Smart Home’s existing indebtedness and/or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in Vivint Smart Home’s being required to repay these borrowings before their due date. If Vivint Smart Home is forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, Vivint Smart Home’s results of operations and financial condition could be adversely affected.

Vivint Smart Home’s failure to comply with the agreements relating to Vivint Smart Home’s outstanding indebtedness, including as a result of events beyond Vivint Smart Home’s control, could result in an event of default that could materially and adversely affect Vivint Smart Home’s results of operations and Vivint Smart Home’s financial condition.

If there were an event of default under any of the agreements relating to Vivint Smart Home’s outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. Vivint Smart Home cannot assure you that Vivint Smart Home’s assets or cash flows would be sufficient to fully repay borrowings under Vivint Smart Home’s outstanding debt instruments if accelerated upon an event of default. Further, if Vivint Smart Home is unable to repay, refinance or restructure Vivint Smart Home’s indebtedness under Vivint Smart Home’s secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of Vivint Smart Home’s other debt instruments.

Risks Related to the Merger

Because the market price of shares of Mosaic Class A common stock will fluctuate, Vivint Smart Home’s stockholders cannot be sure of the value of the merger consideration they will receive.

Upon completion of the merger, each share of Vivint Smart Home preferred stock will convert into a share of Vivint Smart Home common stock and each share of Vivint Smart Home common stock will be converted into the right to receive, 209.6849221312 shares of Mosaic Class A common stock. The merger consideration that Vivint Smart Home stockholders will receive is a fixed number of shares of Mosaic Class A common stock; it is not a number of shares with a particular fixed market value. See “The Merger—Terms of the Merger” beginning on page [●]. The market value of Mosaic Class A common stock and Vivint Smart Home stock at the effective time of the merger may vary significantly from their respective values on the date the merger agreement was executed or at other dates, including the date on which Vivint Smart Home stockholders provide written consent to the adoption of the merger agreement and the transactions contemplated thereby. Because the exchange ratio is fixed at 209.6849221312 and will not be adjusted to reflect any changes in the market value of shares of Mosaic Class A common stock or Vivint Smart Home common stock, the market value of the shares of Mosaic Class A common stock issued in connection with the merger and the Vivint Smart Home common stock converted in connection with the merger may be higher or lower than the values of those shares on earlier dates, and may be higher or lower than the value used to determine the exchange ratio. Accordingly, at the time of providing written consent to the Vivint Merger Proposal, Vivint Smart Home stockholders will not know or be able to calculate the market value of the shares of Mosaic Class A common stock they would receive upon the completion of the merger. Stock price changes may result from a variety of factors, including changes in the business, operations or prospects of Mosaic or Vivint Smart Home, regulatory considerations, and general business, market, industry or economic conditions. Many of these factors are outside of the control of Mosaic and Vivint Smart Home.

Vivint Smart Home’s stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Vivint Smart Home’s stockholders currently have the right to vote in the election of the Vivint Smart Home board of directors and on other matters requiring stockholder approval under Delaware law and Vivint Smart Home’s charter and bylaws. Upon the completion of the merger, Vivint Smart Home stockholders who become stockholders of New Vivint Parent will have a percentage ownership of New Vivint Parent that is smaller than such stockholders’ percentage ownership of Vivint Smart Home. Additionally, two of the expected members of the New Vivint Parent board of directors following the merger will be current directors of Mosaic or appointed by current stockholders of Mosaic. Based on the number of issued and outstanding shares of Mosaic common stock, Vivint Smart Home common stock, Vivint Smart Home preferred stock and the number of outstanding Vivint Group, Inc. stock appreciation rights, restricted stock unit awards and long-term incentive plan awards on [●], and based on the exchange ratio, stockholders of Vivint Smart Home, as a group, will receive shares in the merger constituting approximately [●]% of New Vivint’s common stock expected to be outstanding immediately after the merger (without giving effect to any shares of Mosaic common stock held by Vivint Smart Home stockholders prior to the merger). Because of this, current Vivint Smart Home stockholders, as a group, will have less influence on the board of directors, management and policies of New Vivint than they now have on the board of directors, management and policies of Vivint Smart Home.

Mosaic stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Upon the issuance of the shares to Vivint Smart Home stockholders, current Mosaic stockholders’ percentage ownership will be diluted. Assuming no public stockholders exercise their redemption rights and excluding any shares issuable pursuant to Mosaic’s outstanding warrants, current Mosaic stockholders’ percentage ownership in New Vivint Parent following the issuance of shares to Vivint Smart Home stockholders would be [    ]%. Assuming that 10,349,999 public shares (the maximum number of public shares that could be redeemed in connection with the merger in order to satisfy the Maximum Redemption Condition) are redeemed in connection with the merger and excluding any shares issuable pursuant to Mosaic’s outstanding warrants, current Mosaic stockholders’ percentage ownership in New Vivint Parent following the issuance of shares to Vivint Smart Home stockholders would be [    ]%. Under the terms of the merger agreement, Vivint Smart Home may waive the Maximum Redemption Condition, such that current Mosaic stockholders’ ownership percentage is further decreased. Additionally, of the expected members of the New Vivint Parent board of directors after the completion of the merger, only two will be current directors of Mosaic or appointed by current stockholders of Mosaic and the rest will be current directors of Vivint Smart Home or appointed by current stockholders of Vivint Smart Home. The percentage of New Vivint’s common stock that will be owned by current Mosaic stockholders as a group will vary based on the number of shares of Mosaic Class A common stock for which the holders thereof request redemption in connection with the merger. To illustrate the potential ownership percentages of current Mosaic stockholders under different redemption levels, based on the number of issued and outstanding shares of Mosaic common stock, Vivint Smart Home common stock and Vivint Smart Home preferred stock on [●], and based on the exchange ratio, current Mosaic stockholders, as a group, will own (1) if there are no redemptions, [●]% of New Vivint’s common stock expected to be outstanding immediately after the merger, (2) if there are redemptions of 30% of the outstanding shares of Mosaic common stock, [●]% of New Vivint’s common stock expected to be outstanding immediately after the merger or (3) if there are redemptions of approximately 98.5% of the outstanding shares of Mosaic common stock, [●]% of New Vivint’s common stock expected to be outstanding immediately after the merger. Because of this, current Mosaic stockholders, as a group, will have less influence on the board of directors, management and policies of New Vivint than they now have on the board of directors, management and policies of Mosaic. See “Other Agreements—Stockholders Agreement” beginning on page [●] of this proxy statement/consent solicitation statement/prospectus.

The market price of shares of New Vivint Parent Class A common stock after the merger may be affected by factors different from those currently affecting the prices of shares of Mosaic Class A common stock.

Upon completion of the merger, holders of shares of Vivint Smart Home common stock and preferred stock will become holders of shares of New Vivint Parent Class A common stock. Prior to the merger, Mosaic has had limited operations. Upon completion of the merger, New Vivint’s results of operations will depend upon the performance of Vivint Smart Home’s businesses, which are affected by factors that are different from those currently affecting the results of operations of Mosaic.

Mosaic has not obtained an opinion from an independent investment banking firm, and consequently, there is no assurance from an independent source that the merger consideration is fair to its stockholders from a financial point of view.

Mosaic is not required to, and has not, obtained an opinion from an independent investment banking firm that the merger consideration it is paying for Vivint Smart Home is fair to Mosaic’s stockholders from a financial point of view. The fair market value of Vivint Smart Home has been determined by Mosaic’s board of directors based upon standards generally accepted by the financial community, such as potential sales and the price for which comparable businesses or assets have been valued. Mosaic’s stockholders will be relying on the judgment of its board of directors with respect to such matters.

If the merger’s benefits do not meet the expectations of financial analysts, the market price of New Vivint Parent Class A common stock may decline.

The market price of the New Vivint Parent Class A common stock may decline as a result of the merger if New Vivint does not achieve the perceived benefits of the merger as rapidly, or to the extent anticipated by, financial analysts or the effect of the merger on New Vivint’s financial results is not consistent with the expectations of financial analysts. Accordingly, holders of New Vivint Parent Class A common stock may experience a loss as a result of a decline in the market price of New Vivint Parent Class A common stock. In addition, a decline in the market price of New Vivint Parent Class A common stock could adversely affect New Vivint’s ability to issue additional securities and to obtain additional financing in the future.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated by the merger agreement can be completed, approval must be obtained under the HSR Act. In deciding whether to grant antitrust clearance, the relevant governmental authorities will consider a variety of factors, including the effect of the merger on competition within their relevant jurisdiction. The terms and conditions of the approvals that are granted may impose requirements, limitations or costs, or place restrictions on the conduct of New Vivint’s business. The requirements, limitations or costs imposed by the relevant governmental authorities could delay the closing of the merger or diminish the anticipated benefits of the merger. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory authority of competent jurisdiction that would prohibit or make illegal the completion of the merger. Mosaic and Vivint Smart Home believe that the merger should not raise significant regulatory concerns and that Mosaic and Vivint Smart Home will be able to obtain all requisite regulatory approvals in a timely manner. However, Mosaic and Vivint Smart Home cannot be certain when or if regulatory approvals will be obtained or, if obtained, the conditions that may imposed. In addition, neither Mosaic nor

Vivint Smart Home can provide assurance that any such conditions, terms, obligations or restrictions will not result in delay. See “Regulatory Approvals Required for the Merger” beginning on page [●].

The consummation of the merger is subject to a number of conditions and if those conditions are not satisfied or waived, the merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: approval of the merger agreement by Vivint Smart Home stockholders, approval of the proposals required to effect the merger by Mosaic stockholders, as well as receipt of certain requisite regulatory approvals, absence of orders prohibiting completion of the merger, effectiveness of the registration statement of which this proxy statement/consent solicitation statement/prospectus is a part, approval of the shares of Mosaic Class A common stock to be issued to Vivint Smart Home stockholders for listing on the NYSE, meeting the Maximum Redemption Condition, the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the merger agreement) and the performance by both parties of their covenants and agreements. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after stockholder approval, or Mosaic or Vivint Smart Home may elect to terminate the merger agreement in certain other circumstances. See “The Merger Agreement—Termination; Company Termination Fee” beginning on page [●].

Termination of the merger agreement could negatively impact Vivint Smart Home and Mosaic.

If the merger is not completed for any reason, including as a result of Vivint Smart Home stockholders declining to adopt the merger agreement or Mosaic stockholders declining to approve the proposals required to effect the merger, the ongoing businesses of Vivint Smart Home and Mosaic may be adversely impacted and, without realizing any of the anticipated benefits of completing the merger, Vivint Smart Home and Mosaic would be subject to a number of risks, including the following:

•

Vivint Smart Home or Mosaic may experience negative reactions from the financial markets, including negative impacts on its stock price (including to the extent that the current market price reflects a market assumption that the merger will be completed);

•	Vivint Smart Home may experience negative reactions from its customers, vendors and employees;

•	Vivint Smart Home and Mosaic will have incurred substantial expenses and will be required to pay certain costs relating to the merger, whether or not the merger is completed; and

•

since the merger agreement restricts the conduct of Vivint Smart Home’s and Mosaic’s businesses prior to completion of the merger, each of Vivint Smart Home and Mosaic may not have been able to take certain actions during the pendency of the merger that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see the section entitled “The Merger Agreement—Covenants and Agreements” beginning on page [●] of this proxy statement/consent solicitation statement/prospectus for a description of the restrictive covenants applicable to Vivint Smart Home and Mosaic).

If the merger agreement is terminated and Vivint Smart Home’s board of directors seeks another merger or business combination, Vivint Smart Home stockholders cannot be certain that Vivint Smart Home will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Mosaic has agreed to provide in the merger or that such other merger or business combination is completed. If the merger agreement is terminated under certain specified circumstances, Vivint Smart Home will be required to pay a termination fee of $81,060,000 to Mosaic. If the merger agreement is terminated and Mosaic’s board of directors seeks another merger or business combination, Mosaic stockholders cannot be certain that Mosaic will be able to find another acquisition target that would constitute a business combination that such other merger or business combination will be completed. See “The Merger Agreement—Termination; Company Termination Fee” on page [●].

Vivint Smart Home will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Vivint Smart Home and consequently on Mosaic. These uncertainties may impair Vivint Smart Home’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Vivint Smart Home to seek to change existing business relationships with Vivint Smart Home. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, New Vivint’s business following the merger could be negatively impacted. In addition, the merger agreement restricts Vivint Smart Home from making certain expenditures and taking other specified actions without the consent of Mosaic until the merger occurs. These restrictions may prevent Vivint Smart Home from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement—Covenants and Agreements” beginning on page [●].

Vivint Smart Home directors and officers may have interests in the merger different from the interests of Vivint Smart Home’s stockholders.

Executive officers of Vivint Smart Home negotiated the terms of the merger agreement with their counterparts at Mosaic, and the Vivint Smart Home board of directors determined that entering into the merger agreement was in the best interests of Vivint Smart Home and its stockholders, declared the merger agreement advisable and recommended that Vivint Smart Home stockholders adopt the merger agreement. In considering these facts and the other information contained in this proxy statement/consent solicitation statement/prospectus, you should be aware that Vivint Smart Home’s executive officers and directors may have financial interests in the merger that may be different from, or in addition to, the interests of Vivint Smart Home stockholders. The Vivint Smart Home board of directors was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the merger and in recommending to Vivint Smart Home’s stockholders that they vote to approve the merger. For a detailed discussion of the special interests that Vivint Smart Home’s directors and executive officers may have in the merger, please see the section entitled “The Merger—Interests of Vivint Smart Home’s Directors and Executive Officers in the Merger” beginning on page [●].

Mosaic directors and officers may have interests in the merger different from the interests of Mosaic Stockholders.

Executive officers of Mosaic negotiated the terms of the merger agreement with their counterparts at Vivint Smart Home, and the Mosaic board of directors determined that entering into the merger agreement was in the best interests of Mosaic and its stockholders, declared the merger agreement advisable and recommended that Mosaic stockholders approve the proposals required to effect the merger. In considering these facts and the other information contained in this proxy statement/consent solicitation statement/prospectus, you should be aware that Mosaic’s executive officers and directors may have financial interests in the merger that may be different from, or in addition to, the interests of Mosaic stockholders. The Mosaic board of directors and the audit committee thereof was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the merger and in recommending to Mosaic’s stockholders that they vote to approve the merger. For a detailed discussion of the special interests that Mosaic’s directors and executive officers may have in the merger, please see the section entitled “The Merger—Merger-Related Compensation for Mosaic’s Named Executive Officers” beginning on page [●].

The merger will result in changes to the board of directors of New Vivint Parent that may affect the strategy of New Vivint.

If the parties complete the merger, the composition of New Vivint Parent board of directors will change from the current boards of directors of Mosaic and Vivint Smart Home. The board of directors of New Vivint

Parent will consist of David F. D’Alessandro, Alex J. Dunn, Paul S. Galant, Bruce McEvoy, Jay D. Pauley, Todd R. Pedersen, Joseph S. Tibbetts, Peter Wallace, David M. Maura and a representative of The SoftBank Vision Fund that is expected to be designated, subject to regulatory approval, after the completion of the merger. This new composition of the New Vivint Parent board of directors may affect the business strategy and operating decisions of New Vivint upon the completion of the merger.

The merger agreement contains provisions that may discourage other companies from trying to acquire Vivint Smart Home for greater merger consideration.

The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to Vivint Smart Home that might result in greater value to Vivint Smart Home’s stockholders than the merger or may result in a potential competing acquirer proposing to pay a lower per share price to acquire Vivint Smart Home than it might otherwise have proposed to pay absent such provisions. These provisions include a general prohibition on Vivint Smart Home from soliciting, or, subject to certain exceptions relating to the exercise of fiduciary duties by Vivint Smart Home’s board of directors, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. Vivint Smart Home also has an unqualified obligation to submit the proposal to adopt the merger agreement to a vote by its stockholders, even if Vivint Smart Home receives an alternative acquisition proposal that its board of directors believes is superior to the merger, unless the merger agreement has been terminated in accordance with its terms. In addition, Vivint Smart Home will be required to pay Mosaic a termination fee of $81,060,000 upon termination of the merger agreement in certain specified circumstances involving acquisition proposals for competing transactions. See “The Merger Agreement—Termination; Company Termination Fee” beginning on page [●].

The merger agreement contains provisions that may discourage Mosaic from seeking an alternative business combination.

The merger agreement contains provisions that prohibit Mosaic from seeking alternative business combinations during the pendency of the merger. Further, if Mosaic is unable to obtain the requisite approval of its stockholders, either party may terminate the merger agreement.

The unaudited pro forma condensed combined financial information included in this proxy statement/consent solicitation statement/prospectus is preliminary and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma financial information included in this proxy statement/consent solicitation statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Vivint’s actual financial position or results of operations would have been had the merger been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that Mosaic and Vivint Smart Home currently believe are reasonable. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, among other things, to allocate the purchase price to Vivint Smart Home’s net assets. The purchase price allocation reflected in this proxy statement/consent solicitation statement/prospectus is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Vivint Smart Home as of the date of the completion of the merger. In addition, following the completion of the merger, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/consent solicitation statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information Relating to the Merger” beginning on page [●].

Mosaic and Vivint Smart Home will incur transaction costs in connection with the merger.

Each of Mosaic and Vivint Smart Home has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the merger. Mosaic and Vivint Smart Home may also incur additional costs to retain key employees. Mosaic and Vivint Smart Home will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the merger. Mosaic estimates that it will incur approximately $12 million in deferred underwriting fees and $10 million in transaction costs. Vivint estimates that it will incur approximately $16 million in transaction costs associated with the merger. Some of these costs are payable regardless of whether the merger is completed. See “The Merger Agreement—Terms of the Merger” beginning on page [●].

Vivint Smart Home’s stockholders will have their rights as stockholders governed by New Vivint Parent’s organizational documents.

As a result of the completion of the merger, holders of shares of Vivint Smart Home common stock and preferred stock may become holders of shares of New Vivint Parent Class A common stock, which will be governed by New Vivint Parent’s organizational documents. As a result, there will be differences between the rights currently enjoyed by Vivint Smart Home stockholders and the rights that Vivint Smart Home stockholders who become New Vivint Parent stockholders will have as stockholders of New Vivint Parent. See “Comparison of Stockholders’ Rights” beginning on page [●].

The Sponsors have agreed to vote in favor of the proposals at the Mosaic Special Meeting, regardless of how public stockholders vote.

As of the date hereof, the Founder Shares owned by Mosaic’s Sponsors represent approximately 20% of the voting power of the outstanding Mosaic common stock. Pursuant to the Sponsor Agreement, the Sponsors have agreed to vote their Founder Shares and any public shares held by them in favor of each of the proposals at the Mosaic Special Meeting, regardless of how public stockholders vote. Accordingly, the agreement by the Sponsors to vote in favor of each of the proposals at the Mosaic Special Meeting will increase the likelihood that Mosaic will receive the requisite stockholder approval for the merger and the transactions contemplated thereby.

Vivint Smart Home’s ability to use its net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes may be limited as a result of future changes in the ownership of its stock.

As of December 31, 2018, Vivint Smart Home had U.S. federal net operating loss carryforwards (“NOLs”) of approximately $2.4 billion available to offset future taxable income. These NOLs are currently subject to an annual limitation under Section 382 of the Code, as a result of an “ownership change” (as defined in Section 382 of the Code) that occurred in 2012, (the “2012 Limitation”). Under Section 382 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change federal NOLs to offset future taxable income. However, Vivint Smart Home’s NOLs are subject to a full valuation allowance, as Vivint Smart Home expects that it will not have sufficient taxable income in the future to fully utilize the NOLs before they expire. In addition, Vivint Smart Home’s ability to use its NOLs may be further limited if it undergoes a subsequent “ownership change”, including any such “ownership change” that is caused in part by the merger, that causes the NOLs to be subject to a greater limitation than the 2012 Limitation.

An ownership change could be triggered by substantial changes in the ownership of Vivint Smart Home’s outstanding stock, including as a result of the merger or subsequent changes in ownership involving the stock of New Vivint Parent. For example, an ownership change would occur if certain stockholders increase their aggregate percentage ownership of Vivint Smart Home stock by more than 50 percentage points over their lowest percentage ownership at any time during the testing period, which is generally the three-year period preceding any potential ownership change. As a result of the possibility of such an ownership change, Vivint Smart Home cannot be sure that the full amount of the existing NOLs will be available, even if Vivint Smart Home generates taxable income before their expiration.

Additional Risks Relating to Ownership of New Vivint Common Stock Following the Merger

New Vivint Parent’s stock price may change significantly following the merger and you could lose all or part of your investment as a result.

The trading price of the New Vivint Parent Class A common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in “—Risks Related to Vivint Smart Home’s Business and Industry” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of New Vivint’s competitors;

•	changes in expectations as to New Vivint’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	declines in the market prices of stocks generally;

•	strategic actions by New Vivint or its competitors;

•	announcements by New Vivint or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

•	any significant change in New Vivint’s management;

•	changes in general economic or market conditions or trends in New Vivint’s industry or markets;

•	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to New Vivint’s business;

•	future sales of New Vivint’s common stock or other securities;

•	investor perceptions or the investment opportunity associated with New Vivint’s common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by New Vivint or third parties, including New Vivint Parent’s filings with the SEC;

•	litigation involving New Vivint, New Vivint’s industry, or both, or investigations by regulators into New Vivint’s operations or those of New Vivint’s competitors;

•	guidance, if any, that New Vivint provides to the public, any changes in this guidance or New Vivint’s failure to meet this guidance;

•	the development and sustainability of an active trading market for New Vivint Parent’s stock;

•	actions by institutional or activist stockholders;

•	changes in accounting standards, policies, guidelines, interpretations or principles; and

•	other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of New Vivint Parent’s Class A common stock, regardless of New Vivint’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of New Vivint Parent’s Class A common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If New Vivint was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from New Vivint’s business regardless of the outcome of such litigation.

Because there are no current plans to pay cash dividends on New Vivint Parent’s Class A common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

New Vivint intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of New Vivint Parent Class A common stock will be at the sole discretion of New Vivint Parent’s board of directors. New Vivint Parent’s board of directors may take into account general and economic conditions, New Vivint’s financial condition and results of operations, New Vivint’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by New Vivint Parent to its stockholders or by its subsidiaries to it and such other factors as New Vivint Parent’s board of directors may deem relevant. In addition, New Vivint Parent’s ability to pay dividends is limited by covenants of Vivint Smart Home’s existing and outstanding indebtedness and may be limited by covenants of any future indebtedness New Vivint incurs. As a result, you may not receive any return on an investment in New Vivint Parent’s Class A common stock unless you sell New Vivint Parent’s Class A common stock for a price greater than that which you paid for it.

If securities analysts do not publish research or reports about New Vivint’s business or if they downgrade New Vivint Parent’s stock or New Vivint’s sector, New Vivint Parent’s stock price and trading volume could decline.

The trading market for New Vivint Parent’s Class A common stock will rely in part on the research and reports that industry or financial analysts publish about New Vivint or its business. New Vivint will not control these analysts. In addition, some financial analysts may have limited expertise with Vivint Smart Home’s model and operations. Furthermore, if one or more of the analysts who do cover New Vivint downgrade its stock or industry, or the stock of any of its competitors, or publish inaccurate or unfavorable research about its business, the price of New Vivint Parent’s stock could decline. If one or more of these analysts ceases coverage of New Vivint or fails to publish reports on it regularly, New Vivint could lose visibility in the market, which in turn could cause its stock price or trading volume to decline.

Future sales, or the perception of future sales, by New Vivint or its stockholders in the public market following the merger could cause the market price for New Vivint Parent’s Class A common stock to decline.

The sale of shares of New Vivint Parent’s Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of New Vivint Parent’s Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for New Vivint Parent to sell equity securities in the future at a time and at a price that it deems appropriate.

Upon consummation of the merger, New Vivint Parent will have a total of [●] shares of Class A common stock outstanding. All shares issued in the merger will be freely tradable without registration under the Securities Act of 1933, as amended (the “Securities Act”,) and without restriction by persons other than New Vivint’ Parent’s “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), including New Vivint Parent’s directors, executive officers and other affiliates (including affiliates of The Blackstone Group Inc. (together with such affiliates, “Blackstone”)).

In connection with the merger, holders of substantially all of Vivint Smart Home’s common stock and the Sponsors have each agreed with Mosaic, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of New Vivint Parent Class A common stock during the period from the date of the closing of the merger continuing through the date (i) in the case of Blackstone, six months after the closing date of the merger, (ii) in the case of the Pedersen Holders, Dunn Holders, Summit Holders and Black Horse Holders (each as defined in the Stockholders Agreement, two years after the closing date of the merger and (iii) for all other Stockholder Parties, one year after the closing date of the merger and (iii) in the case of all other applicable holders, one year from the closing of the merger. See “Other Agreements—Confidentiality and Lockup Agreements” for a description of these lock-up arrangements.

Upon the expiration or waiver of the lock-ups described above, shares held by the Investors (as defined below) and certain other stockholders of New Vivint Parent will be eligible for resale, subject to volume, manner of sale and other limitations under Rule 144. In addition, pursuant to a registration rights agreement, the Investors and certain other stockholders will have the right, subject to certain conditions, to require New Vivint Parent to register the sale of their shares of New Vivint Parent’s Class A common stock under the Securities Act. By exercising their registration rights and selling a large number of shares, these stockholders could cause the prevailing market price of New Vivint Parent’s Class A common stock to decline. Following completion of the merger, the shares covered by registration rights would represent approximately [●]% of New Vivint’s outstanding common stock.

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of shares of New Vivint Parent’s Class A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for New Vivint to raise additional funds through future offerings of New Vivint Parent’s shares of Class A common stock or other securities.

In addition, the shares of New Vivint Parent’s Class A common stock reserved for future issuance under New Vivint Parent’s equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. A total of [●] shares of New Vivint Parent’s Class A common stock are expected to be reserved for future issuance under its equity incentive plans. The compensation committee of New Vivint Parent’s board of directors may determine the exact number of shares to be reserved for future issuance under its equity incentive plans at its discretion. New Vivint Parent is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of New Vivint Parent’s Class A common stock or securities convertible into or exchangeable for shares of New Vivint Parent’s Class A common stock issued pursuant to New Vivint Parent’s equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. The initial registration statement on Form S-8 is expected to cover [●] shares of New Vivint Parent’s Class A common stock.

In the future, New Vivint Parent may also issue its securities in connection with investments or acquisitions. The amount of shares of New Vivint Parent’s Class A common stock issued in connection with an investment or acquisition could constitute a material portion of New Vivint Parent’s then-outstanding shares of Class A common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to New Vivint Parent’s stockholders.

Anti-takeover provisions in New Vivint Parent’s organizational documents could delay or prevent a change of control.

Certain provisions of New Vivint Parent’s amended and restated certificate of incorporation and amended and restated bylaws to become effective upon the consummation of the merger may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by New Vivint Parent’s stockholders.

These provisions provide for, among other things:

•	the ability of New Vivint Parent’s board of directors to issue one or more series of preferred stock;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at New Vivint Parent’s annual meetings;

•	certain limitations on convening special stockholder meetings;

•	limiting the ability of stockholders to act by written consent;

•	providing that New Vivint Parent’s board of directors is expressly authorized to make, alter or repeal New Vivint Parent’s bylaws;

•

the removal of directors only for cause and only upon the affirmative vote of holders of at least 66 2/3% of the shares of common stock entitled to vote generally in the election of directors if the Stockholder Parties and their affiliates hold less than 30% of New Vivint Parent’s outstanding shares of Class A common stock; and

•

that certain provisions may be amended only by the affirmative vote of at least 30% of the shares of Class A common stock entitled to vote generally in the election of directors if the Stockholder Parties and their affiliates hold less than 30% of New Vivint Parent’s outstanding shares of Class A common stock.

These anti-takeover provisions could make it more difficult for a third party to acquire New Vivint Parent, even if the third-party’s offer may be considered beneficial by many of New Vivint Parent’s stockholders. As a result, New Vivint Parent’s stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause New Vivint to take other corporate actions you desire. See “Description of New Vivint Capital Stock”.

New Vivint Parent’s amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by New Vivint Parent’s stockholders, which could limit New Vivint Parent’s stockholders’ ability to obtain a favorable judicial forum for disputes with New Vivint or its directors, officers, employees or stockholders.

New Vivint Parent’s amended and restated certificate of incorporation will provide that, subject to limited exceptions, any (1) derivative action or proceeding brought on behalf of New Vivint Parent, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee to New Vivint Parent or its stockholders, (3) action asserting a claim arising pursuant to any provision of the DGCL or New Vivint Parent’s amended and restated certificate of incorporation or New Vivint Parent’s amended and restated bylaws or (4) action asserting a claim governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of New Vivint Parent’s capital stock shall be deemed to have notice of and to have consented to the provisions of New Vivint Parent’s certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Vivint or its directors, officers or other employees, which may discourage such lawsuits against New Vivint and its directors, officers and employees. Alternatively, if a court were to find these provisions of New Vivint Parent’s amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, New Vivint may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect New Vivint’s business and financial condition.

Affiliates of Blackstone will control New Vivint, and their interests may conflict with New Vivint’s or yours in the future.

Immediately following the closing of the merger, affiliates of Blackstone will beneficially own approximately [    ]% of New Vivint Parent’s Class A common stock. For so long as Blackstone continues to own a significant percentage of New Vivint Parent’s Class A common stock, Blackstone will still be able to significantly influence the composition of New Vivint Parent’s board of directors and the approval of actions requiring stockholder approval. Accordingly, for such period of time, Blackstone will have significant influence with respect to New Vivint’s management, business plans and policies, including the appointment and removal of New Vivint’s officers. In particular, for so long as Blackstone continues to own a significant percentage of New Vivint Parent’s Class A common stock, Blackstone will be able to cause or prevent a change of control of New Vivint or a change in the composition of New Vivint Parent’s board of directors and could preclude any unsolicited acquisition of New Vivint Parent. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of New Vivint Parent and ultimately might affect the market price of New Vivint Parent’s Class A common stock. In addition, Blackstone may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you. For example, Blackstone could cause New Vivint to make acquisitions that increase New Vivint’s indebtedness or cause New Vivint to sell revenue-generating assets. In certain circumstances, acquisitions of debt at a discount by purchasers that are related to a debtor can give rise to cancellation of indebtedness income to such debtor for U.S. federal income tax purposes. So long as Blackstone continues to own a significant amount of New Vivint Parent’s combined voting power, even if such amount is less than 50%, Blackstone will continue to be able to strongly influence or effectively control New Vivint’s decisions.

Notwithstanding Blackstone’s control of or substantial influence over New Vivint, New Vivint may from time to time enter into transactions with Blackstone and its affiliates, or enter into transactions in which Blackstone or its affiliates otherwise have a direct or indirect material interest. In connection with the merger, New Vivint expects to adopt a formal written policy for the review and approval of transactions with related persons. A description of certain transactions Mosaic entered into with Blackstone and its affiliates in connection with the execution of the merger agreement, as well as a description of the policy New Vivint expects to adopt with respect to the approval or ratification of transactions in which related persons, such as Blackstone and its affiliates, have a direct or indirect material interest is included in this proxy statement/consent solicitation statement/prospectus. For more information, see “Certain Relationships and Related Party Transactions—Vivint Smart Home.”

Certain of New Vivint’s stockholders, including Blackstone, the Sponsors and affiliates of Summit Partners, L.P., may engage in business activities which compete with New Vivint or otherwise conflict with New Vivint’s interests.

Blackstone, the Sponsors, affiliates of Summit Partners, L.P. and certain other Stockholder Parties are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with New Vivint. New Vivint Parent’s amended and restated certificate of incorporation will provide that none of the Stockholder Parties, any of their respective affiliates or any director who is not employed by New Vivint (including any non-employee director who serves as one of New Vivint’s officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which New Vivint operates. The Stockholder Parties also may pursue acquisition opportunities that may be complementary to New Vivint’s business and, as a result, those acquisition opportunities may not be available to New Vivint.

New Vivint Parent will be a “controlled company” within the meaning of the rules of the NYSE and the rules of the SEC. As a result, New Vivint Parent will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to stockholders of other companies.

Immediately following the completion of the merger, Blackstone will control a majority of the voting power of New Vivint Parent’s outstanding Class A common stock. As a result, New Vivint Parent will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of New Vivint Parent’s board of directors consist of “independent directors” as defined under the rules of the NYSE;

•	the requirement that New Vivint Parent have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement that New Vivint Parent have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

Following the merger, New Vivint Parent intends to utilize some or all of these exemptions. As a result, New Vivint Parent’s nominating and corporate governance committee and compensation committee may not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

In addition, on June 20, 2012, the SEC passed final rules implementing provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 pertaining to compensation committee independence and the role and disclosure of compensation consultants and other advisers to the compensation committee. The SEC’s rules direct each of the national securities exchanges (including the NYSE on which New Vivint Parent intends to list its common stock) to develop listing standards requiring, among other things, that:

•	compensation committees be composed of fully independent directors, as determined pursuant to new independence requirements;

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisors; and

•

compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisors, certain independence factors, including factors that examine the relationship between the consultant or advisor’s employer and New Vivint Parent.

As a “controlled company”, New Vivint Parent will not be subject to these compensation committee independence requirements.

Transformation of Vivint Smart Home into a listed public company will increase its costs and may disrupt the regular operations of its business.

Vivint Smart Home has operated as a privately owned company and expects to incur additional legal, regulatory, finance, accounting, investor relations and other administrative expenses as a result of having publicly traded common stock. In addition, while Vivint Smart Home is currently in compliance with portions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Vivint Smart Home will be required under the Sarbanes-Oxley Act, as well as rules adopted by the SEC and the NYSE, to implement specified corporate governance practices that currently do not apply to Vivint Smart Home as a private company.

New Vivint will be required to ensure that it has the ability to prepare financial statements on a timely basis that fully comply with all SEC reporting requirements and maintain effective internal controls over financial reporting.

The additional demands associated with being a public company may disrupt regular operations of New Vivint’s business by diverting the attention of some of its senior management team away from revenue producing activities to management and administrative oversight, adversely affecting New Vivint’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing New Vivint’s businesses. In addition, failure to comply with any laws or regulations applicable to New Vivint Parent as a public company may result in legal proceedings and/or regulatory investigations, and may cause reputational damage. Any of these effects could harm New Vivint’s business, financial condition and results of operations.

Risks Relating to Redemption

There is no guarantee that a Mosaic public stockholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

No assurance can be given as to the price at which a public stockholder may be able to sell the shares of New Vivint Parent Class A common stock in the future following the completion of the merger. Certain events following the consummation of any business combination, including the merger, may cause an increase in New Vivint Parent’s stock price, and may result in a lower value realized now than a Mosaic stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s public shares. Similarly, if a Mosaic public stockholder does not redeem his, her or its shares, such stockholder will bear the risk of ownership of New Vivint Parent Class A common stock after the consummation of the merger, and there can be no assurance that a stockholder can sell his, her or its shares of New Vivint Parent Class A common stock in the future for a greater amount than the redemption price set forth in this proxy statement/consent solicitation statement/prospectus. A Mosaic public stockholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect its individual situation.

If Mosaic public stockholders fail to comply with the redemption requirements specified in this proxy statement/consent solicitation statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.

To exercise their redemption rights, holders are required to deliver their stock, either physically or electronically using Depository Trust Company’s DWAC System, to Mosaic’s transfer agent prior to the vote at the Mosaic Special Meeting. If a holder properly seeks redemption as described in this proxy statement/consent solicitation statement/prospectus and the merger with Vivint Smart Home is consummated, Mosaic will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own such shares following the merger. See the section entitled “Mosaic Special Meeting of Stockholders—Redemption Rights” for additional information on how to exercise your redemption rights.

Mosaic does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Mosaic to complete the merger with which a substantial majority of Mosaic’s shareholders do not agree.

Mosaic’s existing charter does not provide a specified maximum redemption threshold, except that Mosaic will not redeem public shares in an amount that would cause Mosaic’s net tangible assets to be less than $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act). Additionally, while Vivint Smart Home’s obligation to consummate the merger is conditioned on, among other things, the Maximum Redemption Condition. Mosaic can satisfy this condition only if fewer than 10,350,000 public shares are redeemed following the date of the merger agreement. This condition is for the sole benefit of Vivint Smart Home and may be waived by Vivint Smart Home and, as such the closing of the merger could occur if Mosaic maintains at least $5,000,001 of net tangible assets which is assumed to be a redemption of 34,000,000 shares, or 98.5%, of Mosaic Class A common stock based, for ease of presentation, on an assumption that the sole assets of Mosaic are $345 million of cash in the Trust Account and disregarding the $1 difference in such a redemption scenario). In the event that Vivint Smart Home elects to waive the Maximum Redemption Condition, it will notify Vivint Smart Home’s and Mosaic’s stockholders by issuing a press release at least one business day prior to the closing of the merger. As a result, Mosaic may be able to complete the merger even though a substantial portion of public stockholders do not agree with the merger and have redeemed their public shares.

If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its public shares or, if part of such a group, the group’s public shares, in excess of 15% of the public shares. Your inability to redeem any such excess public shares could resulting in you suffering a material loss on your investment in Mosaic if you sell such excess public shares in open market transactions. Mosaic cannot assure you that the value of such excess public shares will appreciate over time following the merger or that the market price of the public shares will exceed the per-share redemption price.

However, Mosaic’s stockholders’ ability to vote all of their public shares (including such excess shares) for or against the Business Combination Proposal is not restricted by this limitation on redemption.

UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements of Mosaic present the combination of the financial information of Mosaic and Vivint Smart Home adjusted to give effect to the merger and the other transactions contemplated by the merger agreement. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined balance sheet as of September 30, 2019 combines the historical balance sheet of Mosaic and the historical balance sheet of Vivint Smart Home on a pro forma basis as if the merger and the other transactions contemplated by the merger agreement, summarized below, had been consummated on September 30, 2019. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2019 and the year ended December 31, 2018 combine the historical statements of operations of Mosaic and Vivint Smart Home for such periods on a pro forma basis as if the merger and the other transactions contemplated by the merger agreement, summarized below, had been consummated on January 1, 2018, the beginning of the earliest period presented:

•	the merger of Vivint Smart Home with and into Merger Sub, a wholly owned subsidiary of Mosaic, with Vivint Smart Home surviving the merger as a wholly owned subsidiary of Mosaic;

•

the purchase of 15,789,474 shares of Mosaic Class A common stock at a purchase price of $9.50 per share pursuant to the forward purchase agreements that Mosaic entered into with certain investors in connection with its initial public offering;

•	the issuance and sale of 12,500,000 shares of Mosaic Class A common stock at a purchase price of $10.00 per share pursuant to the Fortress Subscription Agreement;

•	the issuance and sale of 10,000,000 shares of Mosaic Class A common stock at a purchase price of $10.00 per share pursuant to the Blackstone Subscription Agreement; and

•	the conversion of 10,379,386 Founder Shares owned by the Sponsors into 10,379,386 shares of Mosaic Class A common stock upon the closing of the merger in accordance with Mosaic’s existing charter.

Pursuant to the Sponsor Agreement, 50% of the unvested Founder Shares shall vest at the closing of the merger; 25% of the unvested Founder Shares shall vest at such time as a $12.50 Stock Price Level is achieved on or before the fifth anniversary of the closing of the merger and the remaining 25% of unvested Founder Shares shall vest at such time as a $15.00 Stock Price Level is achieved on or before the fifth anniversary of the closing of the merger. Pursuant to the Sponsor Agreement, 50% of the unvested private placement warrants shall vest at such time as a $12.50 Stock Price Level is achieved on or before the fifth anniversary of the closing of the merger and the remaining 50% of unvested private placement warrants shall vest at such time as a $15.00 Stock Price Level is achieved on or before the fifth anniversary of the closing of the merger. Any Founder Shares that remain unvested after the fifth anniversary of the closing of the merger shall be forfeited.

After the consummation of the merger, holders of Vivint Smart Home common stock immediately prior to the merger and holders of outstanding Rollover Restricted Stock immediately following the merger will have the contingent right to receive earnout shares and holders of Rollover Equity Awards (other than Rollover Restricted Stock) immediately following the merger will be entitled to an increase in the value of their awards if, from the consummation of the merger until the fifth anniversary thereof, the volume-weighted average price of New Vivint Parent Class A common stock exceeds certain thresholds. The first issuance of earnout shares will occur if the volume-weighted average price of New Vivint Parent Class A common stock exceeds $12.50 for any 20 trading days within any 30 trading day period. The second issuance of earnout shares will occur if the volume-weighted average price of New Vivint Parent Class A common stock exceeds $15.00 for any 20 trading days within any 30 trading day period. The price targets and the number of earnout shares issued shall be equitably adjusted for any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event affecting New Vivint Parent Class A common stock. If such targets are achieved, such holders will receive, in aggregate, 12,500,000 New Vivint Parent Class A common stock on the achievement of each target (or in the case of holders of Rollover Equity Awards, an equivalent increase in value of such awards) based on their proportional holding of such stock or awards immediately prior to the merger. Vivint Smart Home has preliminarily concluded that the earnout shares will be classified as equity on the balance sheet. The impact of the earnout shares is not expected to be material on the future results of operations of New Vivint. In the event the $12.50 earnout target is achieved, the maximum potential value of the 12,500,000 shares of New Vivint Parent Class A stock issued related to this earnout would be $156,250,000. In the event the $15.00 earnout target is achieved, the maximum potential value of the 12,500,000 shares of New Vivint Parent Class A stock related to this earnout would be an additional $187,500,000. The issuance of such earnout shares would dilute the value of all New Vivint Parent Class A shares outstanding at that time. Assuming the current capitalization structure, the 12,500,000 shares issued associated with the $12.50 earnout threshold would represent approximately 4% of total shares outstanding for all redemption scenarios set forth. If the $15.00 earnout threshold were achieved, the 25,000,000 total shares issued associated with these earnouts would represent between 7% and 8% of total shares outstanding, depending on the redemption scenarios set forth herein. As the $12.50 and $15.00 earnout targets have not been achieved, Vivint Smart Home has not reflected these earnout shares in its pro forma financial information.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect to events that are: (i) directly attributable to the merger; (ii) factually supportable; and (iii) with respect to the statement of operations, expected to have a continuing impact on Mosaic’s results following the completion of the merger.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•

the (i) historical audited financial statements of Mosaic as of and for the year ended December 31, 2018 and (ii) historical condensed unaudited financial statements of Mosaic as of and for the nine months ended September 30, 2019 and the related notes, in each case, included elsewhere in this proxy statement/consent solicitation statement/prospectus;

•

the (i) historical audited consolidated financial statements of Vivint Smart Home as of and for the year ended December 31, 2018 and (ii) historical condensed unaudited combined consolidated financial statements of Vivint Smart Home as of and for the nine months ended September 30, 2019 and the related notes, in each case, included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

•

other information relating to Mosaic and Vivint Smart Home contained in this proxy statement/consent solicitation statement/prospectus, including the merger agreement and the description of certain terms thereof set forth under “The Merger.”

Pursuant to Mosaic’s existing amended and restated certificate of incorporation, public stockholders are being offered the opportunity to redeem, upon the closing of the merger, shares of Mosaic Class A common stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the closing of the merger) in the Trust Account. For illustrative purpose, based on the fair value of marketable securities held in the Trust Account as of September 30, 2019 of approximately $354.3 million, the estimated per share redemption price would have been approximately $10.27 per share.

The unaudited pro forma condensed combined financial statements present three redemption scenarios as follows:

•	Assuming No Redemption: This scenario assumes that no shares of Mosaic Class A common stock are redeemed;

•

Assuming Maximum Redemption Condition: This scenario assumes that 10,349,999 shares of Mosaic Class A common stock are redeemed for an aggregate payment of approximately $106.3 million (based on the estimated per share redemption price of approximately $10.27 per share based on the fair value of marketable securities held in the Trust Account as of September 30, 2019 of approximately $354.3 million) from the Trust Account, which is the maximum amount of redemptions that would satisfy the Maximum Redemption Condition set forth in the merger agreement; and

•

Assuming Maximum Possible Redemption: This scenario assumes that 34,000,000 shares of Mosaic Class A common stock are redeemed for an aggregate payment of approximately $349.2 million, which is the maximum amount of redemptions that would satisfy Mosaic having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing.

Notwithstanding the legal form of the merger pursuant to the merger agreement, the merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Mosaic will be treated as the acquired company and Vivint Smart Home will be treated as the acquirer for financial statement reporting purposes. Vivint Smart Home has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•

Vivint Smart Home’s existing shareholders will have the greatest voting interest in the combined entity under the no and maximum redemption scenarios with over 73% and 76% voting interest, respectively;

•	the largest individual minority shareholder of the combined entity is an existing shareholder of Vivint Smart Home;

•	Vivint Smart Home’s directors will represent the majority of the New Vivint Parent board of directors;

•	Vivint Smart Home’s senior management will be the senior management of New Vivint; and

•	Vivint Smart Home is the larger entity based on historical total assets and revenues.

On July 31, 2019, in an effort to deliver additional cost savings and cash-flow improvements, Vivint Smart Home completed a spin-off of its wireless internet business. In connection with the spin-off, the equity interests of Vivint Wireless, Inc. were distributed to the shareholders of Vivint Smart Home, Inc. pro rata based on their respective holdings. The spin-off is not believed to be a strategic shift that has (or will have) a major effect on Vivint Smart Home’s operations and financial results, and therefore does not qualify as discontinued operations. In addition, the spin-off is not directly attributable to the merger. However, since the wireless internet business will not be present in the financial position or results of operations of the combined company following the merger, the Company has presented in its unaudited pro forma condensed combined financial statements the effect of the Vivint Wireless, Inc. spin-off, as this information could be useful to investors and readers of this proxy statement/consent solicitation statement/prospectus.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the merger occurred on the dates indicated. For example, historically the outstanding balance on Vivint Smart Home’s revolving credit facility increased during the later part of the year. As a result, management expects that at least some portion of the cash reflected on the unaudited condensed combined pro forma balance sheet as of September 30, 2019 after the application of the merger proceeds reflected in these unaudited pro forma condensed combined financial statements will be used to pay down such higher revolver balance upon the closing of the merger. Any additional merger proceeds remaining after the outstanding borrowings under the revolving credit facility are paid down are expected to be used for repayment of additional debt. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of Mosaic following the completion of the merger. The unaudited pro forma adjustments represent Mosaic’s management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2019

(in thousands)

	As of September 30, 2019					As of September 30, 2019			As of September 30, 2019		As of September 30, 2019
	Mosaic (Historical)	Vivint Smart Home (Historical)	Reclassification Adjustments (Note 2)	Pro Forma Adjustments (Assuming No Redemption)		Pro Forma Combined (Assuming No Redemption)	Additional Pro Forma Adjustments (Assuming Maximum Redemption Condition)		Pro Forma Combined (Assuming Maximum Redemption Condition)	Additional Pro Forma Adjustments (Assuming Maximum Possible Redemption)	Pro Forma Combined (Assuming Maximum Possible Redemption)
ASSETS
Current assets:
Cash and cash equivalents	$688	$2,878	$—	$102,713	(A)	$106,279	$(106,279	)(Q)	$—	$—	$—
Accounts receivable, net	—	64,642	—	—		64,642	—		64,642	—	64,642
Inventories	—	99,602	—	—		99,602	—		99,602	—	99,602
Prepaid expenses and other current assets	161	15,702	—	(3,017	)(E)	12,846	—		12,846	—	12,846

Total current assets	849	182,824	—	99,696		$283,369	(106,279)		177,090	—	177,090

Cash and investments held in Trust Account	354,264	—	—	(354,264	)(B)	—	—		—	—	—
Property, plant and equipment, net	—	60,216	—	—		60,216	—		60,216	—	60,216
Capitalized contract costs, net	—	1,247,678	—	—		1,247,678	—		1,247,678	—	1,247,678
Deferred financing costs, net	—	1,348	—	—		1,348	—		1,348	—	1,348
Intangible assets, net	—	197,236	—	—		197,236	—		197,236	—	197,236
Goodwill	—	836,040	—	—		836,040	—		836,040	—	836,040
Operating lease right-of-use assets	—	66,792	—	—		66,792	—		66,792	—	66,792
Long-term notes receivables and other assets, net	—	100,408	—	—		100,408	—		100,408	—	100,408

Total Assets	$355,113	$2,692,542	$—	$(254,568)		$2,793,087	$(106,279)		$2,686,808	$—	$2,686,808

	As of September 30, 2019					As of September 30, 2019			As of September 30, 2019			As of September 30, 2019
	Mosaic (Historical)	Vivint Smart Home (Historical)	Reclassification Adjustments (Note 2)	Pro Forma Adjustments (Assuming No Redemption)		Pro Forma Combined (Assuming No Redemption)	Additional Pro Forma Adjustments (Assuming Maximum Redemption Condition)		Pro Forma Combined (Assuming Maximum Redemption Condition)	Additional Pro Forma Adjustments (Assuming Maximum Possible Redemption)		Pro Forma Combined (Assuming Maximum Possible Redemption)
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$2	$95,126	$—	$—		$95,128	$—		$95,128	$—		$95,128
Accrued payroll and commissions	—	118,608	—	—		118,608	—		118,608	—		118,608
Accrued expenses and other current liabilities	5	180,183	190	(10,598	)(C), (E)	169,780	—		169,780	3,604	(R)	173,384
Deferred revenue	—	233,783	—	—		233,783	—		233,783	—		233,783
Current portion of operating lease liabilities	—	11,316	—	—		11,316	—		11,316	—		11,316
Current portion of finance lease liabilities	—	7,577	—	—		7,577	—		7,577	—		7,577
Accrued expenses—related parties	40	—	(40)	—		—	—		—	—		—
Franchise tax payable	150	—	(150)	—		—	—		—	—		—
Income tax payable	—	—	—	—		—	—		—	—		—

Total current liabilities	197	646,593	—	(10,598)		636,192	—		636,192	3,604		639,796
Notes payable, net	—	2,946,762	—	(453,044	)(C)	2,493,718	—		2,493,718	111,925	(R)	2,605,643
Notes payable, net - related party	—	82,926	—	—		82,926	—		82,926	—		82,926
Revolving credit facility	—	134,000	—	(127,146	)(C)	6,854	—		6,854	127,146	(R)	134,000
Finance lease liabilities, net of current portion	—	4,377	—	—		4,377	—		4,377	—		4,377
Deferred revenue, net of current portion	—	418,840	—	—		418,840	—		418,840	—		418,840
Operating lease liabilities	—	65,644	—	—		65,644	—		65,644	—		65,644
Other long-term obligations	—	92,683	—	—		92,683	—		92,683	—		92,683
Deferred income tax liabilities	—	1,128	—	—		1,128	—		1,128	—		1,128
Deferred underwriting commissions	12,075	—	—	(12,075	)(D)	—	—		—	—		—

Total liabilities	12,272	4,392,953	—	(602,863)		3,802,362	—		3,802,362	242,675		4,045,037

Commitments and contingencies
Class A common stock subject to possible redemption	337,841	—	—	(337,841	)(I)	—	—		—	—		—

Stockholders’ equity:
Preferred stock	—	1	—	(1	)(J)	—	—		—	—		—
Class A common stock	—	—	—	31	(K)	31	(1	)(Q)	30	(2	)(R)	28
Class F common stock	1	—	—	(1	)(L)	—	—		—	—		—
Common stock (Vivint Smart Home)	—	10	—	(10	)(M)	—	—		—	—		—
Additional paid-in capital	—	739,169	—	708,071	(N)	1,447,240	(106,278	)(Q)	1,340,962	(242,983	)(R)	1,097,979
Retained Earnings (Accumulated deficit)	4,999	(2,411,555)	—	(21,954	)(P)	(2,428,510)	—		(2,428,510)	310	(R)	(2,428,200)
Accumulated other comprehensive loss	—	(28,036)	—	—		(28,036)	—		(28,036)	—		(28,036)

Total stockholders’ equity	5,000	(1,700,411)	—	686,136		(1,009,275)	(106,279)		(1,115,554)	(242,675)		(1,358,229)

Total liabilities and stockholders’ deficit	$355,113	$2,692,542	$—	$(254,568)		$2,793,087	$(106,279)		$2,686,808	$—		$2,686,808

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

(in thousands, except share and per share data)

	Year Ended December 31, 2018						Year Ended December 31, 2018		Year Ended December 31, 2018			Year Ended December 31, 2018
	Mosaic (Historical)	Vivint Smart Home (Historical)	Vivint Wireless, Inc. Spin-Off (Note 3)	Pro Forma Adjustments (Assuming No Redemption)			Pro Forma Combined (Assuming No Redemption)	Additional Pro Forma Adjustments (Assuming Maximum Redemption Condition)	Pro Forma Combined (Assuming Maximum Redemption Condition)	Additional Pro Forma Adjustments (Assuming Maximum Possible Redemption)		Pro Forma Combined (Assuming Maximum Possible Redemption)
Revenues
Recurring and other revenue	$—	$1,050,441	$(6,870)	$—			$1,043,571	$—	$1,043,571	$—		$1,043,571
Costs and expenses:
Operating expenses	—	355,813	(8,295)	784	(AA	)	348,302	—	348,302	—		348,302
Selling expenses	—	213,386	(674)	2,004	(AA	)	214,716	—	214,716	—		214,716
General and administrative expenses	871	209,257	(15,547)	14,353	(BB	)	208,934	—	208,934	—		208,934
Depreciation and amortization	—	514,082	(102)	—			513,980	—	513,980	—		513,980
Restructuring expenses	—	4,683	—	—			4,683	—	4,683	—		4,683
Franchise tax expense	6	—	—	—			6	—	6	—		6

Total costs and expenses	877	1,297,221	(24,618)	17,141			1,290,621	—	1,290,621	—		1,290,621

Loss from operations	(877)	(246,780)	17,748	(17,141)			(247,050)	—	(247,050)	—		(247,050)
Other (income) expense
Interest expense	—	245,214	(2)	(81,292)	(EE	)	163,920	—	163,920	23,628	(EE)	187,548
Interest income	—	(425)	—	—			(425)	—	(425)	—		(425)
Other (income) expenses, net	(6,188)	(17,323)	52,021	1,676	(FF	)	30,186	—	30,186	—		30,186

Income (loss) before income taxes	5,311	(474,246)	(34,271)	62,475			(440,731)	—	(440,731)	(23,628)		(464,359)
Income tax expense (benefit)	44	(1,611)	—	15,519	(HH	)	13,952	—	13,952	(5,869)	(HH)	8,083

Net income (loss)	$5,267	$(472,635)	$(34,271)	$46,956			$(454,683)	$—	$(454,683)	$(17,759)		$(472,442)

Weighted average shares outstanding of Class A common stock	34,500,000						311,502,128		301,152,129			277,502,128
Basic and diluted net income (loss) per share—Class A	$0.16						$(1.46)		$(1.51)			$(1.70)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(in thousands, except share and per share data)

	Nine Months Ended September 30, 2019						Nine Months Ended September 30, 2019		Nine Months Ended September 30, 2019				Nine Months Ended September 30, 2019
	Mosaic (Historical)	Vivint Smart Home (Historical)	Vivint Wireless, Inc. Spin-Off (Note 3)	Pro Forma Adjustments (Assuming No Redemption)			Pro Forma Combined (Assuming No Redemption)	Additional Pro Forma Adjustments (Assuming Maximum Redemption Condition)	Pro Forma Combined (Assuming Maximum Redemption Condition)	Additional Pro Forma Adjustments (Assuming Maximum Possible Redemption)			Pro Forma Combined (Assuming Maximum Possible Redemption)
Revenues
Recurring and other revenue	$—	$848,146	$(2,808)	$—			$845,338	$—	$845,338	$—			$845,338
Costs and expenses:
Operating expenses	—	274,848	(5,455)	588	(AA	)	269,981	—	269,981	—			269,981
Selling expenses	—	149,865	(137)	1,503	(AA	)	151,231	—	151,231	—			151,231
General and administrative expenses	982	141,585	(5,291)	10,382	(BB	)	147,658	—	147,658	—			147,658
Depreciation and amortization	—	403,261	(68)	—			403,193	—	403,193	—			403,193
Franchise tax expense	145	—	—	—			145	—	145	—			145

Total operating expenses	1,127	969,559	(10,951)	12,473			972,208	—	972,208	—			972,208

Loss from operations	(1,127)	(121,413)	8,143	(12,473)			(126,870)	—	(126,870)	—			(126,870)

Other (income) expense
Interest expense	—	194,798	—	(42,418)	(EE	)	152,380	—	152,380	13,093	(EE	)	165,473
Interest income	—	(23)	—	—			(23)	—	(23)	—			(23)
Other (income) expenses, net	(5,902)	(8,126)	2,100	5,095	(FF	)	(6,833)	—	(6,833)	—			(6,833)

Income (loss) before income taxes	4,775	(308,062)	6,043	24,850			(272,394)	—	(272,394)	(13,093)			(285,487)

Income tax expense (benefit)	1,207	(604)	—	5,973	(HH	)	6,576	—	6,576	(3,252)	(HH	)	3,324

Net income (loss)	$3,568	$(307,458)	$6,043	$18,877			$(278,970)	$—	$(278,970)	$(9,841)			$(288,811)

Weighted average shares outstanding of Class A common stock	34,500,000						311,502,128		301,152,129				277,502,128
Basic and diluted net income (loss) per share - Class A	$0.11						$(0.90)		$(0.93)				$(1.04)

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.	Basis of Presentation

The merger will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Mosaic will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the merger will be treated as the equivalent of Vivint Smart Home issuing stock for the net assets of Mosaic, accompanied by a recapitalization. The net assets of Mosaic will be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined balance sheet as of September 30, 2019 gives pro forma effect to the merger and the other transactions contemplated by the merger agreement as if they had been consummated on September 30, 2019. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 and for the nine months ended September 30, 2019 give pro forma effect to the merger and the other transactions contemplated by the merger agreement as if they had been consummated on January 1, 2018.

The unaudited pro forma condensed combined balance sheet as of September 30, 2019 has been prepared using, and should be read in conjunction with, the following:

•	Mosaic’s unaudited balance sheet as of September 30, 2019 and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

•	Vivint Smart Home’s unaudited balance sheet as of September 30, 2019 and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 has been prepared using, and should be read in conjunction with, the following:

•	Mosaic’s audited statement of operations for the year ended December 31, 2018 and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

•	Vivint Smart Home’s audited statement of operations for the year ended December 31, 2018 and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2019 has been prepared using, and should be read in conjunction with, the following:

•	Mosaic’s unaudited statement of operations for the quarter ended September 30, 2019 and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

•

Vivint Smart Home’s unaudited statement of operations for the quarter ended September 30, 2019 and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the merger. The unaudited pro forma condensed combined financial information does not give effect to any compensation expense related to the additional earnout shares that may be associated with the merger as the combined entity is currently evaluating the valuation of the earnout and other terms to determine the accounting treatment following the consummation of the merger. Given the short period of time between the merger agreement and the issuance of this proxy statement/consent solicitation statement/prospectus, it is not practicable to disclose the impact to the pro formas related to the potential issuance of the earnout shares.

The pro forma adjustments reflecting the consummation of the merger and other transactions contemplated by the merger agreement are based on certain currently available information and certain assumptions and methodologies that Mosaic believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Mosaic believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the merger based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the business combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Mosaic and Vivint Smart Home.

2.	Accounting Policies and Reclassifications

As part of preparing these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align Mosaic and Vivint Smart Home’s financial statement presentation. Upon consummation of the merger, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3.	Vivint Wireless, Inc. Spin-off

The Company has presented in its unaudited pro forma condensed combined statements of operations the effect of the Vivint Wireless, Inc. spin-off, as the wireless internet business will not be present in the results of operations of the combined company following the merger.

4.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the merger and the other transactions contemplated by the merger agreement and has been prepared for informational purposes only. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the results of the post-combination company. Mosaic and Vivint Smart Home have not had any historical relationship prior to the merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2019 are as follows:

(A)	Represents pro forma adjustments to the cash balance to reflect the following:

	(in thousand)
Investment held in Trust Account	$354,264	(B)
Settlement of outstanding debt	(595,026	)(C)
Payment of deferred underwriter fees	(12,075	)(D)
Payment of estimated transaction costs	(19,450	)(E),(F)
Net proceeds from subscription agreements	225,000	(G)
Net proceeds from forward purchase agreements	150,000	(H)

	$102,713	(A)

(B)	Reflects the reclassification of $354.3 million of cash and cash equivalents held in the Trust Account that becomes available following the merger, assuming no redemption.

(C)

Reflects the repayment of Vivint Smart Home’s subsidiary’s 2020 Notes and borrowings under Vivint Smart Home’s subsidiary’s revolving credit facilities, including the payment of the related accrued and unpaid interest of $13.6 million, upon close of the merger.

(D)

Reflects the payment of $12.1 million of deferred underwriters’ fees incurred during the Mosaic initial public offering due upon completion of the merger. This cost is not included in the unaudited pro forma condensed combined statement of operations as it is nonrecurring.

(E)

Represents preliminary estimated transaction costs incurred by Vivint Smart Home of approximately $15.7 million for advisory, banking, printing, legal, and accounting fees that are not capitalized as a part of the merger. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash of $9.7 million, a reduction of prepaid expenses and other current assets of $3.0 million, and an increase to accrued expenses and other current liabilities of $3.0 million, with a corresponding decrease in accumulated deficit. These costs are not included in the unaudited pro forma condensed combined statement of operations as they are nonrecurring.

(F)

Represents preliminary estimated transaction costs incurred by Mosaic of approximately $9.8 million, excluding $12.1 million of deferred underwriting fees related to the Mosaic initial public offering as described in note 4(D), for advisory, banking, printing, legal, and accounting fees that are not capitalized as a part of the merger. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash, with a corresponding decrease in Mosaic’s historical retained earnings. These costs are not included in the unaudited pro forma condensed combined statement of operations as it is nonrecurring.

(G)

Reflects the net proceeds of $225.0 million from the issuance and sale of 22,500,000 shares of Mosaic Class A common stock at $10.00 per share pursuant to the subscription agreements entered into with the Fortress Subscriber and the Blackstone Subscriber.

(H)	Reflects the net proceeds of $150.0 million from the issuance and sale of 15,789,474 shares of Mosaic Class A common stock at $9.50 per share pursuant to the forward purchase agreements.

(I)	Reflects the reclassification of $337.8 million of Mosaic Class A common stock subject to possible redemption to permanent equity, assuming no redemptions.

(J)	Reflects the conversion of Vivint Smart Home preferred stock into Vivint Smart Home common stock.

(K)	Represents pro forma adjustments to the Mosaic Class A common stock balance to reflect the following:

	(in thousands)
Issuance of Mosaic Class A common stock from subscription agreements	$2	(G)
Issuance of Mosaic Class A common stock from forward purchase agreements	2	(H)
Recapitalization of Mosaic Class A common stock	26	(M)
Reclassification of Mosaic Class F common stock to Mosaic Class A common stock	1	(L)

	$31	(K)

(L)	Reflects the conversion of 10,379,386 vested Mosaic Class F common stock into Mosaic Class A common stock upon the close of the merger.

(M)	Represents recapitalization of common shares between Vivint Smart Home common stock, Mosaic Class A common stock, and additional paid-in capital.

(N)	Represents pro forma adjustments to additional paid-in capital balance to reflect the following:

	(in thousands)
Issuance of Mosaic Class A common stock from subscription agreements	$224,998	(G)
Issuance of Mosaic Class A common stock from forward purchase agreements	149,998	(H)
Reclassification of Mosaic Class A common stock subject to redemption	337,838	(I)
Recapitalization of Mosaic Class A common stock	(12	)(M)
Elimination of Mosaic retained earnings after adjustments	(4,751	)(O)

	$708,071	(N)

(O)	Elimination of Mosaic’s historical retained earnings after recording the transaction costs to be incurred by Mosaic as described in note 4(F).

(P)	Represents pro forma adjustments to Retained Earnings (Accumulated Deficit) balance to reflect the following:

	(in thousands)
Repayment of outstanding debt	$(1,255	)(C)
Payment of estimated transaction costs	(25,450	)(E),(F)
Elimination of Mosaic retained earnings after adjustments	4,751	(O)

	$(21,954	)(P)

(Q)

Represents redemption of the maximum number of shares that may be made while satisfying the Maximum Redemption Condition of 10,349,999 Mosaic Class A common stock for approximately $106.3 million allocated to common stock and additional paid-in capital using par value $0.0001 per share and at a redemption price of $10.27 per share (based on the fair value of marketable securities held in the Trust Account as of September 30, 2019 of approximately $354.3 million).

(R)

Represents redemption of the maximum number of shares that may be made while satisfying Mosaic having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing. Amounts redeemed under this scenario represent 34,000,000 Mosaic Class A common stock for approximately $349.2 million allocated to common stock and additional paid-in capital. Under this scenario, the repayment of Vivint Smart Home’s subsidiary’s 2020 Notes are reduced to $342.1 million, including the payment of the related accrued and unpaid interest of $10.0 million upon close of the merger and no repayments to borrowings under Vivint Smart Home’s subsidiary’s revolving credit facilities.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2018 and for the nine months ended September 30, 2019 are as follows:

(AA)

Represents pro forma adjustments to stock-based compensation expense, which will be recognized over four years, for the Company Group Equity Awards whose vesting terms are modified in conjunction with the merger as follows:

	Year Ended December 31, 2018	Nine Months Ended September 30, 2019
	(in thousands)
Rollover Holdback Executives Tracking Units (1)
General and administrative expenses	$8,140	$6,105
Rollover Restricted Stock (1)
Selling expenses	1,294	970
General and administrative expenses	4,588	3,441
Rollover SAR (2)
Operating expenses	784	588
Selling expenses	710	533
General and administrative expenses	3,184	2,388

	$18,700	$14,025

(1)

The fair value of the Rollover Holdback Executives Tracking Units and Restricted Stock were determined primarily based on 313 Acquisition’s pro rata interest in Vivint Solar common stock using publicly quoted prices and in New Vivint Parent Class A common stock using the valuation and exchange ratio set forth within this proxy statement/consent solicitation statement/prospectus.

(2)

The fair value of the Rollover SARs were determined using a Black-Scholes option valuation model with the following assumptions: expected volatility 55%, expected dividends of 0%; expected exercise term of 6.25 years; and risk-free rate of 1.72%.

(BB)	Represents pro forma adjustments to general and administrative expenses:

	Year Ended December 31, 2018		Nine Months Ended September 30, 2019
	(in thousands)
Adjustment to stock-based compensation expense	$15,912	(AA)	$11,934	(AA)
Elimination of historical expenses related to Mosaic’s office space and related support services	(203	)(CC)	(152	)(CC)
Adjustment to amended monitoring services and fees for BMP	(1,356	)(DD)	(1,400	)(DD)

	$14,353	(BB)	$10,382	(BB)

(CC)	Represents pro forma adjustment to eliminate historical expenses related to Mosaic’s office space and related support services, which will terminate upon consummation of the merger.

(DD)

Represents pro forma adjustment to reflect monitoring services and fees that will be payable pursuant to the Support and Services Agreement with BMP that was entered into in connection with the execution of the merger agreement.

(EE)	Reflects the elimination of interest expense and other expenses on the outstanding debt at Vivint Smart Home that is to be repaid as described in notes 4(C) and 4(R).

(FF)	Represents pro forma adjustments to Other (Income) Expense, net balance to reflect the following:

	Year Ended December 31, 2018		Nine Months Ended September 30, 2019
	(in thousands)
Adjustment to eliminate investment income	$6,188	(GG)	$5,902	(GG)
Elimination of other expense on the outstanding debt to be repaid	(4,512	)(EE)	(807	)(EE)

	$1,676	(FF)	$5,095	(FF)

(GG)	Represents pro forma adjustment to eliminate investment income related to the investment held in the Trust Account.

(HH)	Reflects income tax effect of pro forma adjustments using the estimated statutory tax rate of 24.8%.

5.	Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the merger, assuming the shares were outstanding since January 1, 2018. As the merger and the other transactions contemplated by the merger agreement are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the merger have been outstanding for the entire periods presented. When assuming the maximum number of shares that may be redeemed while satisfying the Maximum Redemption Condition and the Maximum Possible Redemption are redeemed, this calculation is adjusted to eliminate such shares for the entire periods.

The unaudited pro forma condensed combined financial information has been prepared assuming three alternative levels of redemption for the year ended December 31, 2018 and the nine months ended September 30, 2019:

	Year Ended December 31, 2018			Nine Months Ended September 30, 2019
	Assuming No Redemption	Assuming Maximum Redemption Condition	Assuming Maximum Possible Redemption	Assuming No Redemption	Assuming Maximum Redemption Condition	Assuming Maximum Possible Redemption
Pro forma net loss	$(454,683)	$(454,683)	$(472,442)	$(278,970)	$(278,970)	$(288,811)
Basic weighted average shares outstanding	311,502,128	301,152,129	277,502,128	311,502,128	301,152,129	277,502,128
Net loss per share - Basic and Diluted (1)	$(1.46)	$(1.51)	$(1.70)	$(0.90)	$(0.93)	$(1.04)
Basic weighted average shares outstanding
Mosaic’s public stockholders	34,500,000	24,150,001	500,000	34,500,000	24,150,001	500,000
Shares from Forward Purchasers	15,789,474	15,789,474	15,789,474	15,789,474	15,789,474	15,789,474
Shares from Fortress Subscribers	12,500,000	12,500,000	12,500,000	12,500,000	12,500,000	12,500,000
Shares from Blackstone Subscribers	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
Shares from holders of Mosaic’s Class F Common Stock	10,379,386	10,379,386	10,379,386	10,379,386	10,379,386	10,379,386
Former equityholders of Vivint Smart Home	228,333,268	228,333,268	228,333,268	228,333,268	228,333,268	228,333,268

	311,502,128	301,152,129	277,502,128	311,502,128	301,152,129	277,502,128

(1)

For the purposes of applying the if converted method for calculating diluted earnings per share, it was assumed that all outstanding warrants sold in the IPO and the private placement are exchanged to Class A common stock. However, since this results in anti-dilution, the effect of such exchange was not included in calculation of diluted loss per share.

Vivint Smart Home’s Solicitation of Written Consents

Purpose of the Consent Solicitation

You are being asked to consent to adopt and approve in all respects the merger agreement and the transactions contemplated thereby (the “Vivint Merger Proposal”), and to approve, on a non-binding advisory basis, the amendments to Mosaic’s existing charter as set forth in Mosaic’s proposed charter (the “Vivint Charter Amendment Proposals”).

The Vivint Smart Home board of directors has determined that the merger agreement, the merger contemplated by the merger agreement, the other transactions contemplated by the merger agreement and the Vivint Charter Amendment Proposals are advisable, fair to, and in the best interests of Vivint Smart Home and its stockholders and adopted and approved the merger agreement and the transactions contemplated thereby, including the merger. The Vivint Smart Home board of directors recommends that you consent to the Vivint Merger Proposal and thereby approve the merger and the other transactions contemplated by the merger agreement and consent to the Vivint Charter Amendment Proposals.

The support agreement that Mosaic has entered into with the 313 Acquisition (the “Vivint Smart Home support agreement”) obligates 313 Acquisition, promptly following the registration statement on Form S-4 of which this proxy statement/consent solicitation statement/prospectus is a part being declared effective by the SEC, to execute and deliver a written consent with respect to all of the shares of Vivint Smart Home common stock that are owned by 313 Acquisition adopting the merger agreement and approving the merger unless the merger is no longer recommended by the Vivint Smart Home board of directors in accordance with the merger agreement, in which case, 313 Acquisition would vote 35% of the shares of Vivint Smart Home stock approving the merger and is entitled, in its sole discretion, to vote its remaining shares in any manner. The shares of Vivint Smart Home common stock that are owned by 313 Acquisition and subject to the Vivint Smart Home support agreement represent approximately 92% of the outstanding voting power of Vivint Smart Home common stock and preferred stock (on an as converted basis). The delivery of the written consent by 313 Acquisition pursuant to the Vivint Smart Home support agreement adopting the merger agreement with respect to the shares of Vivint Smart Home common stock that owned by 313 Acquisition will be sufficient to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement (other than in the event of a change of recommendation by the Vivint Smart Home board of directors in accordance with the merger agreement).

Record Date

The Vivint Smart Home board of directors has set [●], 2019 (the “Vivint Smart Home record date”) as the record date for determining the Vivint Smart Home stockholders entitled to sign and deliver written consents with respect to the Vivint Merger Proposal and the Vivint Charter Amendment Proposals.

Vivint Smart Home Stockholders Entitled to Consent

Only Vivint Smart Home stockholders of record holding shares of common stock or preferred stock as of the close of business on the Vivint Smart Home record date are entitled to sign and deliver written consents with respect to the Vivint Merger Proposal and the Vivint Charter Amendment Proposals. As of the close of business on the Vivint Smart Home record date, there were [●] shares of Vivint Smart Home common stock and [●] shares of Vivint Smart Home preferred stock outstanding and entitled to sign and deliver written consents with respect to the Vivint Merger Proposal and the Vivint Charter Amendment Proposals. You are urged to return a completed, dated and signed written consent by 12:00 noon, New York City time, on [●], 2019.

Consents; Required Consents

Written consents from the holders of at least a majority of the voting power of the outstanding shares of Vivint Smart Home common stock and preferred stock entitled to vote are required to adopt the Vivint Merger Proposal and the Vivint Charter Amendment Proposals.

Following entry by the parties into the merger agreement, 313 Acquisition entered into the Vivint Smart Home support agreement with Mosaic. Under the Vivint Smart Home support agreement, 313 Acquisition agreed, promptly following the SEC declaring this proxy statement/consent solicitation statement/prospectus effective, to execute and deliver a written consent with respect to the outstanding shares of Vivint Smart Home common stock and preferred stock held by 313 Acquisition adopting the merger agreement and approving the merger unless the merger is no longer recommended by the Vivint Smart Home board of directors in accordance with the merger agreement, in which case, 313 Acquisition would vote 35% of the shares of Vivint Smart Home stock approving the merger and is entitled, in its sole discretion, to vote its remaining shares in any manner. The shares of Vivint Smart Home common stock that are owned by 313 Acquisition and subject to the Vivint Smart Home support agreement represent approximately 92% of the outstanding voting power of Vivint Smart Home common stock and preferred stock (on an as converted basis). The delivery of the written consents by 313 Acquisition pursuant to the Vivint Smart Home support agreement with respect to the shares of Vivint Smart Home common stock that are owned by 313 Acquisition adopting the merger agreement will be sufficient to adopt the Vivint Merger Proposal and thereby approve the merger and the other transactions contemplated by the merger agreement (other than in the event of a change of recommendation by the Vivint Smart Home board of directors in accordance with the merger agreement).

Submission of Consents

You may consent to the Vivint Merger Proposal and the Vivint Charter Amendment Proposals with respect to your shares of Vivint Smart Home common stock and preferred stock by completing, dating and signing the written consent enclosed with this proxy statement/consent solicitation statement/prospectus and returning it to Vivint Smart Home.

If you hold shares of Vivint Smart Home common stock or preferred stock as of the close of business on the Vivint Smart Home record date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Vivint Smart Home. Once you have completed, dated and signed the written consent, you may deliver it to Vivint Smart Home by faxing it to [●], by emailing a .pdf copy to [●] or by mailing it to [●].

The Vivint Smart Home board of directors has set 12:00 noon, New York City time, on [●], 2019 as the target date for the receipt of written consents, which is the date on which Vivint Smart Home expects to receive the written consents of 313 Acquisition under the Vivint Smart Home support agreement. Vivint Smart Home reserves the right to extend the final date for the receipt of written consents beyond [●], 2019. Any such extension may be made without notice to Vivint Smart Home stockholders. Once a sufficient number of consents to adopt the merger agreement has been received, the consent solicitation will conclude. The delivery of the written consent by 313 Acquisition pursuant to the Vivint Smart Home support agreement with respect to the shares of Vivint Smart Home common stock that are owned by 313 Acquisition adopting the merger agreement will be sufficient to adopt the Vivint Merger Proposal and thereby approve the merger and the other transactions contemplated by the merger agreement, except in the event of a change of recommendation by the Vivint Smart Home board of directors in accordance with the merger agreement.

Executing Consents; Revocation of Consents

You may execute a written consent to approve of the Vivint Merger Proposal and the Vivint Charter Amendment Proposals. A written consent to approve the Vivint Merger Proposal or the Vivint Charter Amendment Proposals is equivalent to a vote for such proposal. If you fail to execute and return your written consent, or otherwise withhold your written consent, it has the same effect as voting against the Vivint Merger Proposal and the Vivint Charter Amendment Proposals.

If you are a record holder of shares of Vivint Smart Home common stock or preferred stock as of the close of business on the Vivint Smart Home record date, you may change or revoke your written consent (subject to any contractual obligations you may otherwise have) at any time prior to [●] local time, on [●], 2019 (or, if earlier, before the consents of a sufficient number of shares to approve the Vivint Merger Proposal have been delivered to the Secretary of Vivint Smart Home). If you wish to change or revoke your consent before that time, you may do so by sending a notice of revocation by faxing it to [●], by emailing a .pdf copy to [●] or by mailing it to [●]. However, pursuant to the Vivint Smart Home support agreement, the written consent to be received by Vivint Smart Home from 313 Acquisition will be irrevocable.

Solicitation of Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by Vivint Smart Home. Officers and employees of Vivint Smart Home may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

Mosaic Special Meeting of Stockholders

General

Mosaic is furnishing this proxy statement/consent solicitation statement/prospectus to its stockholders as part of the solicitation of proxies by the board of directors for use at the Mosaic Special Meeting to be held on [●], 2019 and at any adjournment or postponement thereof. This proxy statement/consent solicitation statement/prospectus provides Mosaic’s stockholders with information they need to know to be able to vote or direct their vote to be cast at the Mosaic Special Meeting.

Date, Time and Place

The Mosaic Special Meeting will be held on [●], 2019, at [●] local time, at [●]. On or about [●], Mosaic commenced mailing this proxy statement/consent solicitation statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Mosaic Special Meeting.

Purpose of Mosaic Special Meeting

Mosaic stockholders are being asked to vote on the following proposals:

1.	the Business Combination Proposal;

2.	the Charter Proposals;

3.	the Fortress Issuance Proposal;

4.	the Blackstone Issuance Proposal;

5.	the Merger Issuance Proposal;

6.	the Incentive Plan Proposal; and

7.	the Adjournment Proposal (if necessary).

Recommendation of the Mosaic Board of Directors

The Mosaic board of directors has unanimously determined that the merger, on the terms and conditions set forth in the merger agreement, is advisable and in the best interests of Mosaic and its stockholders and has directed that the proposals set forth in this proxy statement/consent solicitation statement/prospectus be submitted to its stockholders for approval at the Mosaic Special Meeting on the date and at the time and place set forth in this proxy statement/consent solicitation statement/prospectus. The Mosaic board of directors unanimously recommends that Mosaic’s stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the Fortress Issuance Proposal, “FOR” the Blackstone Issuance Proposal, “FOR” the Merger Issuance Proposal, “FOR” the Incentive Plan Proposal and “FOR” the Adjournment Proposal (if necessary).

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Mosaic Special Meeting if you owned shares of Mosaic common stock at the close of business on [●], 2019, which is the record date for the Mosaic Special Meeting. You are entitled to one vote for each share of Mosaic common stock that you owned as of the close of business on the Mosaic record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Mosaic record date, there were [43,125,000] shares of common stock outstanding, of which [34,500,000] are public shares and [8,625,000] are Founder Shares.

Vote of the Sponsor and Mosaic’s Directors and Officers

Mosaic has entered into an agreement with the Sponsors and Mosaic’s officers and directors pursuant to which each has agreed to vote any shares of Mosaic common stock owned by it in favor of the Business Combination Proposal. Moreover, the Sponsors and one of Mosaic’s independent directors have agreed to vote in favor of all of the proposals presented at the Mosaic Special Meeting.

The Sponsors have waived any redemption rights, including with respect to shares of Mosaic common stock purchased in Mosaic’s IPO or in the aftermarket, in connection with merger. The Founder Shares held by the Sponsors have no redemption rights upon Mosaic’s liquidation and will be worthless if no business combination is effected by Mosaic by January 23, 2020. However, the Sponsors are entitled to redemption rights upon Mosaic’s liquidation with respect to any public shares they may own.

Quorum and Required Vote for Proposals for the Mosaic Special Meeting

A quorum of Mosaic stockholders is necessary to hold a valid meeting. A quorum will be present at the Mosaic Special Meeting if a majority of the issued and outstanding Mosaic common stock entitled to vote as of the Mosaic record date at the Mosaic Special Meeting is represented in person or by proxy. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The holders of the Founder Shares, who currently own 20% of the issued and outstanding shares of Mosaic common stock, will count towards this quorum. As of the Mosaic record date for the Mosaic Special Meeting, [21,562,501] shares of Mosaic common stock would be required to achieve a quorum.

Approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Mosaic common stock, voting together as a single class, and approval of the Charter Proposals requires the affirmative vote of (i) the holders of at least two-thirds of the Founder Shares then outstanding, voting separately as a single class, and (ii) the holders of a majority of the outstanding shares of Mosaic common stock, voting together as a single class. Accordingly, a Mosaic’s stockholder’s failure to vote by proxy or to vote in person at the Mosaic Special Meeting, an abstention from voting with regard to the Business Combination Proposal and/or the Charter Proposals and a broker non-vote will have the same effect as a vote “AGAINST” the Business Combination Proposal and/or the Charter Proposals, as applicable.

Approval of the Fortress Issuance Proposal, the Blackstone Issuance Proposal, the Merger Issuance Proposal, the Incentive Plan Proposal and the Adjournment Proposal (if necessary) require the the majority of the votes cast by the Mosaic stockholders present in person or represented by proxy at the Mosaic Special Meeting. Accordingly, assuming there is a quorum at the Mosaic Special Meeting, a Mosaic’s stockholder’s failure to vote by proxy or to vote in person at the Mosaic Special Meeting, an abstention from voting with regard to the Fortress Issuance Proposal, the Blackstone Issuance Proposal, the Merger Issuance Proposal, the Incentive Plan Proposal and the Adjournment Proposal (if necessary) and a broker non-vote will have no effect on the vote count for such proposals.

The merger is conditioned upon the approval of the Business Combination Proposal, the Charter Proposals, the Fortress Issuance Proposal, the Blackstone Issuance Proposal, the Merger Issuance Proposal and the Incentive Plan Proposal, subject to the terms of the merger agreement. The merger is not conditioned on the Adjournment Proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

It is important for you to note that in the event that any of the Business Combination Proposal , the Charter Proposals, the Fortress Issuance Proposal, the Blackstone Issuance Proposal, the Merger Issuance Proposal or the Incentive Plan Proposal do not receive the requisite vote for approval, then the merger may not be consummated. If Mosaic does not consummate the merger and fails to complete an initial business combination by January 23, 2020, Mosaic will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders.

Recommendation of the Mosaic Board of Directors

Mosaic’s board of directors unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable, fair to, and in the best interests of, Mosaic and its stockholders. Accordingly, Mosaic’s board of directors unanimously recommends that its stockholders vote “FOR” the Business Combination Proposal and the other proposals hereby.

When you consider the recommendation of Mosaic’s board of directors in favor of approval of these proposals, you should keep in mind that Mosaic’s directors and officers have interests in the merger that are different from or in addition to (and which may conflict with) your interests as a stockholder. These interests include, among other things:

•

If the merger or another business combination is not consummated by January 23, 2020, Mosaic will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the 8,625,000 Founder Shares held by the Sponsors and Eugene I. Davis, which were acquired for an aggregate purchase price of $25,000 prior to the Mosaic’s IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $[●] based upon the closing price of $[●] per share on the NYSE on [●], 2019, the Mosaic record date.

•

The Sponsors purchased an aggregate of 5,933,334 private placement warrants from Mosaic for an aggregate purchase price of $8,900,000 (or $1.50 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of Mosaic’s IPO. A portion of the proceeds Mosaic received from these purchases were placed in the Trust Account. Such warrants had an aggregate market value of $[●] based upon the closing price of $[●] per warrant on the NYSE on [●], 2019, the Mosaic record date. The private placement warrants will become worthless if Mosaic does not consummate a business combination by January 23, 2020.

•

David M. Maura will be a member of the board of directors of New Vivint Parent after the closing of the merger. As such, in the future Mr. Maura will receive any cash fees, stock options or stock awards that the New Vivint Parent board of directors determines to pay to its non-executive directors.

•

Pursuant to the terms of his services agreement, William H. Mitchell will be entitled to a deferred cash payment upon the closing of the merger equal to $330.00 multiplied by the number of hours Mr. Mitchell has worked for Mosaic up to the date of the merger, less the total amount of the $5,000 monthly retainer already paid to CFO Bullpen LLC (a company wholly owned by Mr. Mitchell) through such date. In addition, Mosaic will issue Class A common stock to CFO Bullpen LLC upon the closing of the merger equal to 17.895 shares per hour Mr. Mitchell has worked for Mosaic up to the date of the merger, with such shares being delivered on the six-month anniversary of the closing of the merger

•

If Mosaic is unable to complete a business combination within the required time period, its executive officers will be personally liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Mosaic for services rendered or contracted for or products sold to Mosaic. If Mosaic consummates a business combination, on the other hand, Mosaic will be liable for all such claims.

•

Mosaic’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Mosaic’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Mosaic fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Mosaic may not be able to reimburse these expenses if the merger or another business combination, are not completed by January 23, 2020.

•	The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

Abstentions and Broker Non-Votes

Abstentions are considered present for the purposes of establishing a quorum and will have the same effect as a vote “AGAINST” the Business Combination Proposal and the Charter Proposals. Broker non-votes are considered present for the purposes of establishing a quorum and will have the effect of a vote “AGAINST” the Business Combination Proposal and the Charter Proposals. Abstentions and broker non-votes will have no effect on the Fortress Issuance Proposal, the Blackstone Issuance Proposal, the Merger Issuance Proposal, the Incentive Plan Proposal and the Adjournment Proposal.

Voting Your Shares

Each share of Mosaic common stock that you own in your name entitles you to one vote on each of the proposals for the Mosaic Special Meeting. Your one or more proxy cards show the number of shares of Mosaic common stock that you own. There are several ways to have your shares of common stock voted:

•

You can submit a proxy to vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Mosaic Special Meeting. If you submit a proxy card, your “proxy”, whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of Mosaic common stock will be voted as recommended by Mosaic’s board of directors. Mosaic’s board of directors recommends voting “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the Fortress Issuance Proposal, “FOR” the Blackstone Issuance Proposal, “FOR” the Merger Issuance Proposal, “FOR” the Incentive Plan Proposal and “FOR” the Adjournment Proposal.

•

You can attend the Mosaic Special Meeting and vote in person even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. You will be given a ballot when you arrive. However, if your shares of Mosaic common stock are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way Mosaic can be sure that the broker, bank or nominee has not already voted your shares of Mosaic common stock.

Revoking Your Proxy

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify Mosaic’s secretary in writing before the Mosaic Special Meeting that you have revoked your proxy; or

•	you may attend the Mosaic Special Meeting, revoke your proxy, and vote in person as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

No Additional Matters May be Presented at the Mosaic Special Meeting

The Mosaic Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Charter Proposals, the Fortress Issuance Proposal, the Blackstone Issuance Proposal, the Merger

Issuance Proposal, the Incentive Plan Proposal and the Adjournment Proposal (if necessary). Under Mosaic’s bylaws, no other matters may be considered at the Mosaic Special Meeting if they are not included in this proxy statement/consent solicitation statement/prospectus, which serves as the notice of the Mosaic Special Meeting

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of Mosaic common stock, you may call Morrow Sodali, Mosaic’s proxy solicitor, at (800) 662-5200 (banks and brokers call (203) 658-9400) or email Morrow Sodali at MOSC.info@morrowsodali.com.

Redemption Rights

Holders of public shares may seek to redeem their shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal. Any stockholder holding public shares may demand that Mosaic redeem such shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was $[            ] per share as of [            ] [    ], 2019, the Mosaic record date), calculated as of two business days prior to the anticipated consummation of the merger. If a holder properly seeks redemption as described in this section and the merger with Vivint Smart Home is consummated, Mosaic will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the merger.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the public shares. Accordingly, all public shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group”, will not be redeemed for cash.

Holders of Founder Shares will not have redemption rights with respect to such shares.

Holders may demand redemption by delivering their stock, either physically or electronically using Depository Trust Company’s DWAC System, to Mosaic’s transfer agent prior to the vote at the Mosaic Special Meeting. If you hold the shares in “street name”, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $45 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed merger is not consummated this may result in an additional cost to stockholders for the return of their shares.

Mosaic’s transfer agent can be contacted at the following address:

Continental Stock Transfer & Trust Company

1 State Street - 30th Floor

New York, NY 10004

Attn: Mark Zimkind

Email: mzimkind@continentalstock.com

Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a holder of a public share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).

If the merger is not approved or completed for any reason, then Mosaic’s public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a full pro rata portion of the Trust Account, as applicable. In such case, Mosaic will promptly return any shares delivered by public holders. If Mosaic would be left with less than $5,000,001 of net tangible assets as a result of the holders of public shares properly demanding redemption of their shares for cash or the Maximum Redemption Condition would not be satisfied, Mosaic will not be able to consummate the merger. Under the terms of the merger agreement, Vivint Smart Home may waive the Maximum Redemption Condition, such that closing of the merger could occur if Mosaic maintains at least $5,000,001 of net tangible assets (which is assumed to be a redemption of 34,000,000 shares, or 98.5% of Mosaic Class A common stock based, for ease of presentation, on an assumption that the sole assets of Mosaic are $345 million of cash in the Trust Account and disregarding the $1 difference in such a redemption scenario). In the event that Vivint Smart Home elects to waive the Maximum Redemption Condition, it will notify Vivint Smart Home’s and Mosaic’s stockholders by issuing a press release at least one business day prior to the closing of the merger.

The closing price of Mosaic Class A common stock on [            ] [    ], 2019, the Mosaic record date, was $[            ]. The cash held in the Trust Account on such date was approximately $[            ] [    ] ($[            ] [    ] per public share). Prior to exercising redemption rights, stockholders should verify the market price of Mosaic Class A common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Mosaic cannot assure its stockholders that they will be able to sell their shares of Mosaic Class A common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of public shares exercises his, her or its redemption rights, then he, she or it will be exchanging its shares of Mosaic Class A common stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the close of the vote on the Business Combination Proposal by delivering your stock certificate (either physically or electronically) to Mosaic’s transfer agent prior to the vote at the Mosaic Special Meeting, and the merger is consummated.

For a detailed discussion of the material U.S. federal income tax considerations for stockholders with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Consequences – Tax Consequences of a Redemption of Mosaic public shares” beginning on page [●]. The consequences of a redemption to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Appraisal Rights

Appraisal rights are not available to holders of shares of Mosaic common stock in connection with the merger.

Proxy Solicitation Costs

Mosaic is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Mosaic and its directors, officers and employees may also solicit proxies in person. Mosaic will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Mosaic will bear the cost of the solicitation.

Mosaic has hired Morrow Sodali LLC to assist in the proxy solicitation process. Mosaic will pay to Morrow Sodali LLC a fee of $[●], plus disbursements.

Mosaic will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Mosaic will reimburse them for their reasonable expenses.

The Sponsors

As of [            ] [    ], 2019, the Mosaic record date, the Sponsors and one of Mosaic’s independent directors owned of record and were entitled to vote an aggregate of 8,625,000 Founder Shares that were issued prior to Mosaic’s IPO. Such shares currently constitute 20% of the outstanding shares of Mosaic common stock. The holders of these securities have agreed to vote the Founder Shares, as well as any shares of Mosaic common stock acquired in the aftermarket, in favor of each of the proposals being presented at the Mosaic Special Meeting. The Founder Shares have no right to participate in any redemption distribution and will be worthless if no business combination is effected by Mosaic.

Upon consummation of the merger, under the Sponsor Agreement, such Founder Shares (or shares of Mosaic common stock issuable upon conversion thereof) and the private placement warrants previously sold to the Sponsors (or shares of Mosaic common Stock issuable upon conversion thereof) will be subject to (i) certain lock-up restrictions and (ii) certain time and performance-based vesting provisions. See “Other Agreements—Sponsor Agreement” for more information.

Mosaic Proposals

References in this section to “we”, “us”, “our”, and “the Company” are intended to mean Mosaic Acquisition Corp.

PROPOSAL NO. 1—THE BUSINESS COMBINATION PROPOSAL

Holders of Mosaic common stock are being asked to approve the merger agreement and the transactions contemplated thereby, including the merger. Mosaic stockholders should read carefully this proxy statement/consent solicitation statement/prospectus in its entirety for more detailed information concerning the merger agreement, which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. Please see the sections entitled “The Merger” and “The Merger Agreement” in this proxy statement/consent solicitation statement/prospectus for additional information regarding the merger and a summary of certain terms of the merger agreement. You are urged to read carefully the merger agreement in its entirety before voting on this proposal.

Mosaic may consummate the merger only if it is approved by the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Mosaic common stock.

Vote Required for Approval

This Business Combination Proposal (and consequently, the merger agreement and the transactions contemplated thereby, including the merger) will be approved and adopted only if the holders of a majority of the outstanding shares of Mosaic common stock, voting together as a single class, vote “FOR” the Business Combination Proposal.

Failure to submit a proxy or to vote in person at the Mosaic Special Meeting, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” the Business Combination Proposal.

The merger is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the merger agreement. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote.

The Sponsors and Mosaic’s directors and officers have agreed to vote the Founder Shares and any public shares owned by them in favor of the Business Combination Proposal. See “Other Agreements—Mosaic letter agreement” and “—Sponsor Agreement” for more information.

Recommendation of the Mosaic Board of Directors

MOSAIC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

PROPOSALS NO. 2 THROUGH NO. 12—THE CHARTER PROPOSALS

The following table sets forth a summary of the principal changes proposed to be made between our existing charter and the proposed charter. This summary is qualified by reference to the complete text of the proposed charter, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex B. All stockholders are encouraged to read the proposed charter in its entirety for a more complete description of its terms.

	Existing Charter	Proposed Charter
Authorized Shares (Proposal 2)	Our existing charter authorized 221,000,000 shares, consisting or (a) 220,000,000 shares of common stock, including (i) 200,000,000 shares of Class A common stock, and (ii) 20,000,000 shares of Class F common stock, and (b) 1,000,000 shares of preferred stock.	The proposed charter would authorize [●] shares, consisting of [●] shares of Class A common stock and [●] shares of preferred stock.

Required Vote to Amend the Charter (Proposal 3)	Our existing charter requires an affirmative vote of the holders of a majority of the voting power of our outstanding voting stock for amendment to our existing charter, subject to certain exceptions.	The proposed charter requires an affirmative vote of at least 66.67% of the voting power of our outstanding voting stock in order to amend, alter, repeal or rescind certain provisions of the proposed charter if, at any time and for so long as, the parties to the Stockholders Agreement, namely Vivint Smart Home, Inc., Mosaic Acquisition Corp., 313 Acquisition LLC, Drawbridge Special Opportunities Fund LP, Fortress Mosaic Anchor LLC, Fortress Mosaic Investor LLC, Fortress Mosaic Sponsor LLC, Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI - ESC L.P., Blackstone Family Investment Partnership VI L.P., Blackstone VNT Co-Invest L.P., BCP Voyager Holdings LP, Mosaic Sponsor, LLC, Solamere V Investment, LLC, Rivendell Investments 2016-5 LLC, Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P., Black Horse Holdings, LLC, Todd Pedersen, The Pedersen Family Trust and Alex Dunn (collectively, the “Stockholder Parties”) beneficially own, in the aggregate, less than 30% of the total voting power of the outstanding shares entitled to vote generally in the election of directors.

	Existing Charter	Proposed Charter

Required Vote to Amend the Bylaws (Proposal 4)	Our existing charter requires an affirmative vote of either a majority of the board of directors or the holders of a majority of the voting power of our outstanding shares of capital stock for amendment to the existing bylaws.	The proposed charter requires an affirmative vote of either a majority of the board of directors or the holders of a majority of the voting power of our outstanding shares of voting stock for amendment to the existing bylaws; provided that an affirmative vote of at least 66.67% of the voting power of our outstanding voting stock in order to amend, alter, repeal or rescind the bylaws if, at any time and for so long as, the Stockholder Parties beneficially own, in the aggregate, less than 30% of the total voting power of the outstanding shares entitled to vote generally in the election of directors.

Director Election and Director Vacancies (Proposal 5)

Our existing charter provides that, prior to the closing of a business combination, holders of the Founder Shares have the exclusive right to elect any director and holders of public shares have no right to vote on the election or removal of any director. Following the closing of a business combination, directors may be elected by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock.

Our existing charter provides that newly-created directorships or any vacancy on the board of directors may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by the sole remaining director.

The proposed charter provides for the election of directors by the affirmative vote of majority of the shares of Mosaic Class A common stock that are entitled to vote and are voted.

The proposed charter provides that newly-created directorships or any vacancy on the board of directors may be filled by a majority vote of the remaining directors then in office, even if less than a quorum, by the sole remaining director, or by the stockholders; provided that if the Stockholder Parties beneficially own, in the aggregate, less than 30% of the total voting power of the outstanding shares entitled to vote generally in the election of directors, newly-created directorships or any vacancy on the board of directors may only be filled by the remaining directors then in office, even if less than a quorum, or by the sole remaining director.

Director Removal (Proposal 6)	Our existing charter provides that, prior to the closing of a business combination, holders of the Founder Shares have the exclusive right to remove any director and holders of public shares have no right to vote on the election or removal of any director. Following the closing of a business combination, directors may be removed by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock.	The proposed charter provides for the removal of directors with or without cause by stockholders voting a majority of the outstanding shares entitled to vote thereon; provided that if Stockholder Parties beneficially own, in the aggregate, less than 30% of the total voting power of the outstanding shares entitled to vote generally in the election of directors, directors may be removed from office only for cause and only by the affirmative vote of holders of at least 66.67% of the outstanding shares entitled to vote thereon.

	Existing Charter	Proposed Charter

Special Meetings (Proposal 7)	Our existing charter provides that special meetings of stockholders may be called only by the chairman of the board, the chief executive officer of Mosaic, a majority of the board of directors or by request of stockholders holding not less than 10% of the issued and outstanding shares of Mosaic common stock.	The proposed charter provides that special meetings may be called only by the chairman or the board of directors; provided that, so long as the Stockholder Parties beneficially own, in the aggregate, at least 30% of the total voting power of the outstanding shares entitled to vote generally in the election of directors, a special meeting can be called for any purposes at the request of any Stockholder Party that is an affiliate of The Blackstone Group Inc.

Classified Board (Proposal 8)	Our existing charter provides that our board of directors shall be composed of one class with each director holding office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified.	The proposed charter provides that our board of directors be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.

DGCL Section 203 and Business Combinations (Proposal 9)	Our existing charter provides that we are not subject to Section 203 of the DGCL.	The proposed charter provides that we shall not be governed by Section 203 the DGCL and, instead, shall be governed by a provision substantially similar to Section 203 of the DGCL, except that such provision excludes Blackstone, any Blackstone Direct Transferee, and any Blackstone Indirect Transferee (each as defined in the proposed charter), or any of their respective affiliates or successors or any “group”, or any member of any such group, to which such persons are a party, from the definition of “interested stockholder”, and to make certain related changes.

Forum Selection (Proposal 10)	Our existing charter does not contain an exclusive forum provision.	The proposed charter provides that the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware, shall be the exclusive forum for certain actions and claims.

Removal of Blank Check Company Provisions (Proposal 11)	Our existing charter contains various provisions applicable only to blank check companies.	The proposed charter shall not include these provisions applicable only to blank check companies.

Conditioned upon the approval of Proposals 2 through 11, holders of Mosaic common stock are also being asked to approve the proposed charter as a whole, which includes the approval of all other changes in the proposed charter in connection with replacing the existing charter with the proposed charter as of the closing of the merger (Proposal 12). All stockholders are encouraged to read the proposed charter in its entirety, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex B.

Reasons for Proposed Charter Amendments

Authorized Shares (Proposal 2)

Our existing charter authorizes 221,000,000 shares, consisting or (a) 220,000,000 shares of common stock, including (i) 200,000,000 shares of Class A common stock, and (ii) 20,000,000 shares of Class F common stock, and (b) 1,000,000 shares of preferred stock. Proposal 2 provides that Mosaic will be authorized to issue [●] shares, consisting of [●] shares of Class A common stock and [●] shares of preferred stock. Upon the conversion of the Mosaic Class F common stock to Mosaic Class A common stock and the elimination of the blank check provisions in our charter, our board determined that there was no longer a need to continue with two series of common stock and, therefore, Proposal 2 eliminates the Mosaic Class F common stock Proposal 2 also [increases] the authorized number of shares because our board of directors believes that it is important for us to have available for issuance a number of authorized shares of Class A common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable as consideration for the merger and the other transactions contemplated by in this proxy statement/consent solicitation statement/prospectus, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans.

Our board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Required Vote to Amend the Charter (Proposal 3)

At present, our existing charter may only be amended with the approval of a majority of our board of directors and the holders of a majority of our outstanding shares (subject to certain supermajority stockholder approval requirements with respect to our redemption provisions). Proposal 3 provides that an affirmative vote by the holders of at least 66.67% of the total voting power of the outstanding shares of stock entitled to vote thereon is required to amend, alter, change or repeal or adopt certain provisions of the proposed charter for so long as the Stockholder Parties beneficially own, in the aggregate, less than 30% of the total voting power of the outstanding shares entitled to vote generally in the election of directors. If the Stockholder Parties beneficially own, in the aggregate, at least 30% of the total voting power of the outstanding shares entitled to vote generally in the election of directors, then an affirmative vote of at least a majority of the voting power of our outstanding voting stock is required to adopt an amendment to the proposed charter. We believe that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the board of directors was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of Mosaic Class A common stock following the merger. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of Mosaic to negotiate with the board of directors to reach terms that are appropriate for all stockholders.

Required Vote to Amend the Bylaws (Proposal 4)

At present, our existing charter provides that our bylaws may only be amended with the approval of a majority of our board of directors and the holders of a majority of our outstanding shares. Proposal 4 provides that an affirmative vote by the holders of at least 66.67% of the total voting power of the outstanding shares entitled to vote is required to amend, alter, change or repeal the bylaws for so long as the Stockholder Parties beneficially own, in the aggregate, less than 30% of the total voting power of the outstanding shares entitled to vote generally in the election of directors. If the Stockholder Parties beneficially own, in the aggregate, at least 30% of the total voting power of the outstanding shares entitled to vote generally in the election of directors, then an affirmative vote of at least a majority of the voting power of our outstanding voting stock is required to adopt an amendment to the bylaws. The ability of the majority of the board of directors to amend the bylaws remains unchanged. We believe that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the board of directors was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of our common stock following the merger. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of Mosaic to negotiate with the board of directors to reach terms that are appropriate for all stockholders.

Director Election and Director Vacancies (Proposal 5)

At present, our existing charter provides that, prior to the closing of a business combination, holders of the Founder Shares have the exclusive right to elect any director and holders of public shares have no right to vote on the elect of any director, and, following the closing of a business combination, directors may be elected by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock. Our existing charter also provides that newly-created directorships or any vacancy on the board of directors may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by the sole remaining director. Proposal 5 provides for the election of directors by the affirmative vote of majority of the shares of Mosaic Class A common stock that are entitled to vote and are voted. Proposal 5 also provides that newly-created directorships or any vacancy on the board of directors may be filled by a majority vote of the remaining directors then in office, even if less than a quorum, by the sole remaining directors, or by the stockholders; provided that if the Stockholder Parties beneficially own, in the aggregate, less than 30% of the total voting power of the outstanding shares entitled to vote generally in the election of directors, newly-created directorships or any vacancy on the board of directors may only be filled by the remaining directors then in office, even if less than a quorum, or by the sole remaining director. We believe that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the board of directors was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of our common stock following the merger. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of Mosaic to negotiate with the board of directors to reach terms that are appropriate for all stockholders.

Director Removal (Proposal 6)

At present, our existing charter provides that, prior to the closing of a business combination, holders of the Founder Shares have the exclusive right to remove any director and holders of public shares have no right to vote on the removal of any director, and, following the closing of a business combination, directors may be removed by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock. Proposal 6 provides for the removal of directors with or without cause by stockholders voting a majority of the outstanding shares of entitled to vote thereon; provided that if Stockholder Parties beneficially own, in the aggregate, less than 30% of the total voting power of the outstanding shares entitled to vote generally in the election of directors, directors may be removed from office only for cause and only by the affirmative vote of holders of at least 66.67% of the outstanding shares entitled to vote thereon. We believe that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the board of directors was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of our common stock following the merger. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of Mosaic to negotiate with the board of directors to reach terms that are appropriate for all stockholders.

Special Meetings (Proposal 7)

At present, our existing charter provides that special meetings of stockholders of Mosaic may be called only by the chairman of the board, the chief executive officer of Mosaic, a majority of the board of directors or by request of stockholders holding not less than 10% of the issued and outstanding shares of Mosaic Class A common stock. Proposal 7 provides that special meetings may be called only by the chairman or the board of directors; provide that, so long as the Stockholder Parties beneficially own, in the aggregate, at least 30% of the total voting power of the outstanding shares entitled to vote generally in the election of directors, a special meeting can be called for any purposes at the request of any Stockholder Party that is an affiliate of the Blackstone Group Inc. Allowing a Stockholder Party that is an affiliate of the Blackstone Group Inc. request a special meeting of stockholders while the Stockholder Parties, in the aggregate, hold a substantial portion of the voting power of the outstanding shares of Mosaic achieves a reasonable balance between enhancing stockholder rights and adequately protecting the long-term interests of Mosaic and its stockholders.

Classified Board (Proposal 8)

Under our existing charter, Mosaic’s board of directors has no classes. Proposal 8 provides that our board of directors be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. We believe that the classification of our board of directors will encourage experience and leadership stability of Mosaic following the merger. We also believe that such classification will assure desirable continuity in leadership and policy following the merger.

DGCL Section 203 and Business Combinations (Proposal 9)

Under our existing charter, Mosaic is not governed by Section 203 of the DGCL. Proposal 9 provides that Mosaic shall not be governed by Section 203 of the DGCL, but instead shall be governed by a provision substantially similar to Section 203 of the DGCL, except that such provision excludes Blackstone, any Blackstone Direct Transferee, and any Blackstone Indirect Transferee (each as defined in the proposed charter), or any of their respective affiliates or successors or any “group”, or any member of any such group, to which such persons are a party, from the definition of “interested stockholder”, and to make certain related changes. While we have elected to opt out of Section 203 of the DGCL, we believe that it is in the best interests of stockholders to have protections similar to those afforded by Section 203 of the DGCL. These provisions will encourage any potential acquiror to negotiate with the board of directors and therefore provides an opportunity to possibly obtain a higher purchase price than would otherwise be offered in connection with a proposed acquisition of Mosaic following the merger. Such provisions may make it more difficult for an acquirer to consummate certain types of unfriendly or hostile corporate takeovers or other transactions involving the corporation that have not been approved by the board of directors. We believe that while such provisions will provide some measure of protection against an interested stockholder that is proposing a two-tiered transaction structure that is unduly coercive, it would not ultimately prevent a potential takeover that enjoys the support of stockholders and will also help to prevent a third party from acquiring “creeping control” of Mosaic without paying a fair premium to all stockholders.

The proposed charter contains provisions that have the same effect as Section 203 of the DGCL, except that they provide that Blackstone, any Blackstone Direct Transferee, and any Blackstone Indirect Transferee (each as defined in the proposed charter) or any of their respective affiliates or successors or any “group”, or any member of any such group, to which such persons are a party, will not be deemed to be “interested stockholders”, regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions. The board of directors has determined to exclude Blackstone, any Blackstone Direct Transferee, and any Blackstone Indirect Transferee (each as defined in the proposed charter) or any of their respective affiliates or successors or any “group”, or any member of any such group, to which such persons are a party, from the definition of “interested stockholder” because such parties currently hold voting power in excess of and immediately following the merger these parties will hold voting power in excess of the 15% threshold under

Section 203 of the DGCL, such that “creeping control” without paying a fair premium to all stockholders, which Section 203 of the DGCL is intended to prevent, would not be applicable to such parties.

Forum Selection (Proposal 10)

Our existing charter does not contain an exclusive forum provision. Proposal 10 provides that the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware, shall be the exclusive forum for certain actions and claims. This amendment is intended to assist Mosaic in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. We believe that the Delaware courts are best suited to address disputes involving such matters given that Mosaic is incorporated in Delaware, Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes to accelerate the timeline of legal decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and Mosaic with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions.

In addition, this amendment is intended to promote judicial fairness and avoid conflicting results, as well as make Mosaic’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery. At the same time, we believe that Mosaic should retain the ability to consent to an alternative forum on a case-by-case basis where Mosaic determines that its interests and those of its stockholders are best served by permitting such a dispute to proceed in a forum other than in Delaware.

Removal of Blank Check Company Provisions (Proposal 11)

Our existing charter contains various provisions applicable only to blank check companies. Proposal 11 eliminates certain provisions related to our status as a blank check company, which is desirable because these provisions will serve no purpose following the merger. For example, these proposed amendments remove the requirement to dissolve Mosaic and allow it to continue as a corporate entity with perpetual existence following consummation of the merger. Perpetual existence is the usual period of existence for corporations and we believe it is the most appropriate period for Mosaic following the merger. In addition, certain other provisions in our existing charter require that proceeds from Mosaic’s IPO be held in the Trust Account until a business combination or liquidation of merger has occurred. These provisions cease to apply once the merger is consummated.

Replacement of the Existing Charter (Proposal 12)

Our existing charter will be amended and replaced in its entirety with the proposed charter. Conditioned upon the approval of Proposals 2 through 11, Proposal 12 provides approval for the proposed charter, which includes approval of all other changes in the proposed charter in connection with replacing the existing charter with the proposed charter as of the closing of the merger.

Anti-Takeover Effects of the Proposed Charter and Certain Provisions of Delaware Law

The proposed charter will contain and the DGCL contains provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire Mosaic. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of Mosaic by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders. See “Description of Mosaic Capital Stock—Anti-Takeover Effects of New Vivint Parent’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law” for more information.

Vote Required

If the Business Combination Proposal is not approved, the Charter Proposals will not be presented at the Mosaic Special Meeting. Each of the Charter Proposals will be approved and adopted only if: (i) the holders of at least two-thirds of the Founder Shares then outstanding, voting separately as a single class, and (ii) the holders of a majority of the outstanding shares of Mosaic common stock, voting together as a single class, vote “FOR” such Charter Proposal.

Failure to submit a proxy or to vote in person at the Mosaic Special Meeting, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” each of the Charter Proposals.

The merger is conditioned upon the approval of the Charter Proposals, subject to the terms of the merger agreement. Notwithstanding the approval of the Charter Proposals, if the merger is not consummated for any reason, the actions contemplated by the Charter Proposals will not be effected and by approval of the Chater Proposals, Mosaic stockholders are authorizing the Mosaic board of directors to abandon the Charter Proposals in the event the merger is not consummated.

The Sponsors and one of Mosaic’s independent directors have agreed to vote the Founder Shares and any public shares owned by them in favor of each of the Charter Proposals. See “Other Agreements—Sponsor Agreement” for more information.

A copy of the proposed charter, as will be in effect assuming approval of each of the Charter Proposals and upon consummation of the merger and filing with the Secretary of State of the State of Delaware, is attached to this proxy statement/consent solicitation statement/prospectus as Annex B.

Recommendation of the Mosaic Board of Directors

MOSAIC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” EACH OF THE CHARTER PROPOSALS.

PROPOSAL NO. 13—THE FORTRESS ISSUANCE PROPOSAL

Prior to and in connection with the merger, we intend to effect the issuance and sale of 12,500,000 shares of Mosaic Class A common stock to certain investment funds managed by affiliates of Fortress Investment Group LLC (the “Fortress Subscribers”) pursuant to a subscription agreement (the “Fortress Subscription Agreement”).

Why Mosaic Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Rule 312.03 of the NYSE Listed Company Manual.

Under Rule 312.03 of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including (a) if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance and (b) if such issuance is to a Related Party (as defined in Rule 312.03 of the NYSE Listed Company Manual) and the number of shares of common stock to be issued exceeds one percent of the number of shares of common stock outstanding before the issuance. The maximum aggregate number of shares of Mosaic common stock issuable pursuant to the Fortress Subscription Agreement represents greater than 20% of the number of shares of Mosaic common stock outstanding before such issuance. Moreover, the number of shares of Mosaic common stock issuable to the Fortress Subscribers, who are Related Parties, pursuant to the Fortress Subscription Agreement represents greater than one percent of the number of shares of Mosaic common stock outstanding before such issuance. As a result, stockholder approval of the issuance of shares Mosaic common stock issuable pursuant to the Fortress Subscription Agreement is required under the NYSE regulations.

Vote Required

If the Business Combination Proposal is not approved, the Fortress Issuance Proposal will not be presented at the Mosaic Special Meeting. The approval of the Fortress Issuance Proposal requires the majority of the votes cast by the Mosaic stockholders present in person or represented by proxy at the Mosaic Special Meeting.

Failure to submit a proxy or to vote in person at the Mosaic Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Fortress Issuance Proposal.

The merger is conditioned upon the approval of the Fortress Issuance Proposal, subject to the terms of the merger agreement. Notwithstanding the approval of the Fortress Issuance Proposal, if the merger is not consummated for any reason, the actions contemplated by the Fortress Issuance Proposal will not be effected.

The Sponsors and one of Mosaic’s independent directors have agreed to vote the Founder Shares and any public shares owned by them in favor of the Fortress Issuance Proposal. See “Other Agreements—Sponsor Agreement” for more information.

Recommendation of the Mosaic Board of Directors

MOSAIC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE FORTRESS ISSUANCE PROPOSAL.

PROPOSAL NO. 14—THE BLACKSTONE ISSUANCE PROPOSAL

Prior to and in connection with the merger, we intend to effect the issuance and sale of 10,000,000 shares of Mosaic Class A common stock to certain investment funds affiliated with The Blackstone Group Inc. (the “Blackstone Subscribers”) pursuant to certain subscription agreements (the “Blackstone Subscription Agreements”).

Why Mosaic Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Rule 312.03 of the NYSE Listed Company Manual.

Under Rule 312.03 of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance. The maximum aggregate number of shares of Mosaic common stock issuable pursuant to the Blackstone Subscription Agreements represents greater than 20% of the number of shares of Mosaic common stock before such issuance. As a result, stockholder approval of the issuance of shares Mosaic common stock issuable pursuant to the Blackstone Subscription Agreements is required under the NYSE regulations.

Vote Required

If the Business Combination Proposal is not approved, the Blackstone Issuance Proposal will not be presented at the Mosaic Special Meeting. The approval of the Blackstone Issuance Proposal requires the majority of the votes cast by the Mosaic stockholders present in person or represented by proxy at the Mosaic Special Meeting.

Failure to submit a proxy or to vote in person at the Mosaic Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Blackstone Issuance Proposal.

The merger is conditioned upon the approval of the Blackstone Issuance Proposal, subject to the terms of the merger agreement. Notwithstanding the approval of the Blackstone Issuance Proposal, if the merger is not consummated for any reason, the actions contemplated by the Blackstone Issuance Proposal will not be effected.

The Sponsors and one of Mosaic’s independent directors have agreed to vote the Founder Shares and any public shares owned by them in favor of the Blackstone Issuance Proposal. See “Other Agreements—Sponsor Agreement” for more information.

Recommendation of the Mosaic Board of Directors

MOSAIC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE BLACKSTONE ISSUANCE PROPOSAL.

PROPOSAL NO. 15—THE MERGER ISSUANCE PROPOSAL

In connection with the merger, we intend to effect the issuance of shares of Mosaic Class A common stock to the holders of Vivint Smart Home common stock pursuant to the merger agreement.

Why Mosaic Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Rule 312.03 of the NYSE Listed Company Manual.

Under Rule 312.03 of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including (a) if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance and (b) if such issuance is to a person considered a Related Party (as defined in Rule 312.03 of the NYSE Listed Company Manual) solely by virtue of being a substantial security holder of the issuer and the number of shares of common stock to be issued exceeds five percent of the number of shares of common stock outstanding before the issuance. The maximum aggregate number of shares of Mosaic common stock issuable pursuant to the merger agreement could represent greater than 20% of the number of shares of Mosaic common stock before such issuance and could result in a change of control of Mosaic. Moreover, the number of shares of Mosaic common stock issuable to the Blackstone Subscribers, holders of Vivint Smart Home common stock and a Related Party solely by virtue of being a substantial security holder of Mosaic following the consummation of the transactions contemplated by the Blackstone Subscription Agreements, pursuant to the merger agreement represents greater than five percent of the number of shares of Mosaic common stock before such issuance. As a result, stockholder approval of the issuance of shares Mosaic common stock issuable pursuant to the merger agreement is required under the NYSE regulations.

Vote Required

If the Business Combination Proposal is not approved, the Merger Issuance Proposal will not be presented at the Mosaic Special Meeting. The approval of the Merger Issuance Proposal requires the majority of the votes cast by the Mosaic stockholders present in person or represented by proxy at the Mosaic Special Meeting.

Failure to submit a proxy or to vote in person at the Mosaic Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Merger Issuance Proposal.

The merger is conditioned upon the approval of the Merger Issuance Proposal, subject to the terms of the merger agreement. Notwithstanding the approval of the Merger Issuance Proposal, if the merger is not consummated for any reason, the actions contemplated by the Merger Issuance Proposal will not be effected.

The Sponsors and one of Mosaic’s independent directors have agreed to vote the Founder Shares and any public shares owned by them in favor of the Merger Issuance Proposal. See “Other Agreements—Sponsor Agreement” for more information.

Recommendation of the Mosaic Board of Directors

MOSAIC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE MERGER ISSUANCE PROPOSAL.

PROPOSAL NO. 16—THE INCENTIVE PLAN PROPOSAL

The Mosaic board of directors expects to approve the Vivint Smart Home, Inc. 2019 Omnibus Incentive Plan (the “2019 Omnibus Plan”) and adopt the 2019 Omnibus Plan, effective as of the effective time, subject to the approval of our stockholders. We are seeking stockholder approval of the 2019 Omnibus Plan (i) in order for incentive stock options to meet the requirements of the Code and (ii) in order to comply with the NYSE Listing Rules.

The Mosaic board of directors believes that the approval of 2019 Omnibus Plan by the stockholders will benefit the compensation structure and strategy of Mosaic. New Vivint’s ability to attract, retain and motivate top quality management, employees and non-employee directors is material to its success, and the Mosaic board of directors has concluded that this would be enhanced by the ability to make grants under the 2019 Omnibus Plan. In addition, the Mosaic board of directors believes that the interests of Mosaic and stockholders will be advanced if Mosaic can offer employees and non-employee directors the opportunity to acquire or increase their proprietary interests in Mosaic.

Set forth below is a summary of the material terms of the 2019 Omnibus Plan. This summary is qualified in its entirety by reference to the complete text of the 2019 Omnibus Plan, a copy of which is attached to this proxy statement/prospectus as Annex D. We urge our stockholders to read carefully the entire 2019 Omnibus Plan before voting on this proposal.

If approved by our stockholders, the 2019 Omnibus Plan will become effective upon the consummation of the merger.

Summary of Material Terms of the 2019 Omnibus Plan

Purpose. The purpose of the 2019 Omnibus Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our shares of Class A common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Eligibility. Eligible participants are any (i) individual employed by New Vivint or any of its subsidiaries; provided, however, that no employee covered by a collective bargaining agreement will be eligible to receive awards under the 2019 Omnibus Plan unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director or officer of New Vivint or any of its subsidiaries; or (iii) consultant or advisor to New Vivint or any of its subsidiaries who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act, who, in the case of each of clauses (i) through (iii) above, has entered into an award agreement or who has received written notification from the Committee or its designee that they have been selected to participate in the 2019 Omnibus Plan. As of September 20, 2019, there were approximately 10,850 such persons eligible to participate in the programs to be approved under the 2019 Omnibus Plan.

Administration. The 2019 Omnibus Plan will be administered by the compensation committee of the New Vivint Parent board of directors, or such other committee of the New Vivint Parent board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, the New Vivint Parent board of directors (such administering body referred to herein, for purposes of this description of the 2019 Omnibus Plan, the “Committee”). Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or interdealer quotation system on which our securities are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the 2019 Omnibus Plan. The Committee is authorized to: (i) designate participants;

(ii) determine the type or types of awards to be granted to a participant; (iii) determine the number of shares of Class A common stock to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, awards; (iv) determine the terms and conditions of any award; (v) determine whether, to what extent and under what circumstances awards may be settled in, or exercised for, cash, shares of Class A common stock, other securities, other awards or other property, or canceled, forfeited or suspended and the method or methods by which awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of Class A common stock, other securities, other awards, or other property and other amounts payable with respect to an award will be deferred either automatically or at the election of the participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in the 2019 Omnibus Plan and any instrument or agreement relating to, or award granted under, the 2019 Omnibus Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee may deem appropriate for the proper administration of the 2019 Omnibus Plan; and (ix) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the 2019 Omnibus Plan. Unless otherwise expressly provided in the 2019 Omnibus Plan, all designations, determinations, interpretations and other decisions under or with respect to the 2019 Omnibus Plan or any award or any documents evidencing awards granted pursuant to the 2019 Omnibus Plan are within the sole discretion of the Committee, may be made at any time, and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award and any of our stockholders.

Awards Subject to the 2019 Omnibus Plan. The 2019 Omnibus Plan provides that the total number of shares of Class A common stock that may be issued under the 2019 Omnibus Plan is [●] (the “Absolute Share Limit”); provided, however, that the Absolute Share Limit shall be increased on the first day of each fiscal year beginning with the [2020] fiscal year in an amount equal to the least of (x) [●] shares of Class A common stock, (y) five percent of the total number of shares of Class A common stock outstanding on the last day of the immediately preceding fiscal year and (z) a lower number of shares of Class A common stock as determined by the New Vivint Parent board of directors. Of this amount, the maximum number of shares of Class A common stock for which incentive stock options may be granted is equal to the Absolute Share Limit; and the maximum number of shares of Class A common stock subject to awards granted during a single fiscal year to a non-employee director (or with respect to each single year in the event awards are granted for more than one year), taken together with any cash fees paid to such non-employee director during the fiscal year, will not exceed $1,000,000 in total value with respect to each fiscal year. Except for “Substitute Awards” (as described below), to the extent that an award expires or is canceled, forfeited, terminated, settled in cash, or otherwise is settled without issuance to the participant of the full number of shares of Class A common stock to which the award related, the unissued shares will again be available for grant under the 2019 Omnibus Plan. Shares of Class A common stock withheld in payment of the exercise price, or taxes relating to an award, and shares equal to the number of shares surrendered in payment of any exercise price, or taxes relating to an award, shall be deemed to constitute shares not issued; provided, however, that such shares shall not become available for issuance if either: (i) the applicable shares are withheld or surrendered following the termination of the 2019 Omnibus Plan or (ii) at the time the applicable shares are withheld or surrendered, it would constitute a material revision of the 2019 Omnibus Plan subject to stockholder approval under any then-applicable rules of the national securities exchange on which the Class A common stock is listed. No award may be granted under the 2019 Omnibus Plan after the tenth anniversary of the Effective Date (as defined in the 2019 Omnibus Plan), but awards granted before then may extend beyond that date. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine, or Substitute Awards, and such Substitute Awards will not be counted against the Absolute Share Limit, except that Substitute Awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above.

Grants. All awards granted under the 2019 Omnibus Plan will vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee, including, without limitation, attainment of Performance Conditions. For purposes of this proxy statement, “Performance Conditions” means specific levels of performance of New Vivint (and/or one or more of its subsidiaries, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing), which may be determined in accordance with GAAP or on a non-GAAP basis on the following measures: (i) net earnings, net income (before or after taxes), or consolidated net income; (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow, or cash flow return on capital), which may be but are not required to be measured on a per share basis; (viii) actual or adjusted earnings before or after interest, taxes, depreciation, and/or amortization (including EBIT and EBITDA); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total stockholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) objective measures of customer/client satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other ‘value creation’ metrics; (xvii) enterprise value; (xviii) sales; (xix) stockholder return; (xx) customer/client retention; (xxi) competitive market metrics; (xxii) employee retention; (xxiii) objective measures of personal targets, goals, or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, dispositions, reorganizations, or other corporate transactions or capital-raising transactions, expansions of specific business operations, and meeting divisional or project budgets); (xxiv) comparisons of continuing operations to other operations; (xxv) market share; (xxvi) cost of capital, debt leverage, year-end cash position or book value; (xxvii) strategic objectives; or (xxviii) any combination of the foregoing. Any one or more of the aforementioned Performance Conditions may be stated as a percentage of another Performance Condition, or used on an absolute or relative basis to measure the performance of one or more of New Vivint or its subsidiaries as a whole or any divisions or operational and/or business units, product lines, brands, business segments, or administrative departments of New Vivint and/or one or more of its subsidiaries or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices.

Options. Under the 2019 Omnibus Plan, the Committee may grant non-qualified stock options and incentive stock options with terms and conditions determined by the Committee that are not inconsistent with the 2019 Omnibus Plan; provided, that all stock options granted under the 2019 Omnibus Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our shares of Class A common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are Substitute Awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the 2019 Omnibus Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of our shares of Class A common stock is prohibited by our insider trading policy (or ‘blackout period’ imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares of Class A common stock as to which a stock option is exercised may be paid to us, to the extent permitted by law (i) in cash, check, cash equivalent and/or shares of Class A common stock valued at the fair market value at the time the option is exercised; provided, that such shares of Class A common stock are not subject to any pledge or other security interest and have been held by the participant for at least six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles) or (ii) by such other method as the Committee may permit in its sole discretion, including, without limitation: (a) in other property having a fair market value on the date of exercise equal to the exercise price, (b) if there is a public market for the shares of Class A common stock at such time, by means of a broker-assisted ‘cashless exercise’ pursuant to which we are delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to sell the shares of Class A common stock otherwise issuable upon the exercise of the option and to deliver promptly to us an amount equal to the exercise price or (c) a “net exercise” procedure effected by withholding the minimum number of shares of Class A common stock otherwise issuable in respect of an option that is needed to pay the exercise price. Any fractional shares of Class A common stock shall be settled in cash.

Stock Appreciation Rights. The Committee may grant stock appreciation rights (“SARs”) under the 2019 Omnibus Plan, with terms and conditions determined by the Committee that are not inconsistent with the 2019 Omnibus Plan. [The maximum term for SARs granted under the 2019 Omnibus Plan will be ten years from the initial date of grant.] The Committee may also award SARs independent of any option. Generally, each SAR will entitle the participant upon exercise to an amount (in cash, shares of Class A common stock or a combination of cash and shares, as determined by the Committee) equal to the product of (i) the excess of (a) the fair market value on the exercise date of one share of Class A common stock over (b) the strike price per share of Class A common stock covered by the SAR, times (ii) the number of shares of Class A common stock covered by the SAR, less any taxes required to be withheld. The strike price per share of Class A common stock covered by a SAR will be determined by the Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a share of Class A common stock on the date the SAR is granted (other than in the case of SARs granted in substitution of previously granted awards).

Restricted Stock and Restricted Stock Units. The Committee may grant restricted shares of our shares of Class A common stock or restricted stock units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of Class A common stock for each restricted stock unit, or, in the sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of our shares of Class A common stock, subject to the other provisions of the 2019 Omnibus Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of Class A common stock, including, without limitation, the right to vote such restricted shares of Class A common stock and receive dividends in respect of such restricted stock, subject to the limitations described below.

Other Equity-Based Awards and Other Cash-Based Awards. The Committee may grant other equity-based or cash-based awards under the 2019 Omnibus Plan, with terms and conditions determined by the Committee that are not inconsistent with the 2019 Omnibus Plan.

Effect of Certain Events on the 2019 Omnibus Plan and Awards. In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Class A common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of Class A common stock or other securities, issuance of warrants or other rights to acquire shares of Class A common stock or other securities, or other similar corporate transaction or event that affects the shares of Class A common stock (including a “Change in Control”, as defined in the 2019 Omnibus Plan); or (ii) unusual or nonrecurring events affecting us, including changes in applicable rules, rulings, regulations, or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), an “Adjustment Event”), the Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of (a) the Absolute Share Limit, or any other limit applicable under the 2019 Omnibus Plan with respect to the number of awards which may be granted thereunder; (b) the number of our shares of Class A common stock or other of our securities (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under the 2019 Omnibus Plan; and (c) the terms of any outstanding award, including, without limitation, (x) the number of our shares of Class A common stock or other of our securities (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate; (y) the exercise price or strike price with respect to any award; or (z) any applicable performance measures; provided, that in the case of any “equity restructuring”, (within the meaning of the FASB ASC Topic 718 (or any successor pronouncement thereto)) the Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring. In connection with any Adjustment Event, the Committee may, in its sole discretion, provide for any one or more of the following: (i) substitution or assumption of awards, acceleration of the exercisability of, lapse of restrictions on, or termination of, awards or a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (ii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including, without limitation, any awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Committee in connection with such event) the value of such awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of Class A common stock received or to be received by other holders of our shares of Class A common stock in such event), including, without limitation, in the case of stock options and SARs, a cash payment equal to the excess, if any, of the fair market value of the shares of Class A common stock subject to the option or SAR over the aggregate exercise price or strike price thereof, or, in the case of restricted stock, restricted stock units, or other equity-based awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award prior to cancellation of the underlying shares in respect thereof.

Nontransferability of Awards. No award will be permitted to be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination. The New Vivint Parent board of directors may amend, alter, suspend, discontinue or terminate the 2019 Omnibus Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance or termination may be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to the 2019 Omnibus Plan or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under the 2019 Omnibus Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in the 2019 Omnibus Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a termination); provided, that, except as otherwise permitted in the 2019 Omnibus Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent; provided, further, that without stockholder approval, except as otherwise permitted in the 2019 Omnibus Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any SAR; (ii) the Committee may not cancel any outstanding option or SAR and replace it with a new option or SAR (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or SAR; and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents. The Committee in its sole discretion may provide as part of an award dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion. Any dividends payable in respect of restricted stock awards that remain subject to vesting conditions shall be retained by the Company and delivered to the participant within 15 days following the date on which such restrictions on such restricted stock awards lapse and, if such restricted stock is forfeited, the participant shall have no right to such dividends. Dividends attributable to restricted stock units shall be distributed to the participant in cash or, in the sole discretion of the Committee, in shares of Class A common stock having a fair market value equal to the amount of such dividends, upon the settlement of the restricted stock units and, if such restricted stock units are forfeited, the participant shall have no right to such dividends.

Clawback/Repayment. All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by the New Vivint Parent board of directors or the Committee and as in effect from time to time and (ii) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay us any such excess amount.

Detrimental Activity. If a participant has engaged in any detrimental activity, as defined in the 2019 Omnibus Plan, as determined by the Committee, the Committee may, in its sole discretion, provide for one or more of the following: (i) cancellation of any or all of such participant’s outstanding awards or (ii) forfeiture and repayment to us on any gain realized on the vesting, exercise or settlement of any awards previously granted to such participant.

Tax Consequences. The following is a brief summary of the principal U.S. federal income tax consequences of transactions under the 2019 Omnibus Plan based on current U.S. federal income tax laws. This summary is not intended to be exhaustive, does not constitute tax advice and, among other things, does not describe state, local or foreign tax consequences.

Non-Qualified Options. No taxable income is realized by a participant upon the grant of a stock option. Upon the exercise of a nonqualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the shares of Class A common stock for which the option is exercised over the aggregate option exercise price. Income and payroll taxes are required to be withheld by the participant’s employer on the amount of ordinary income resulting to the participant from the exercise of a stock option. The amount recognized as income by the participant is generally deductible by the participant’s employer for federal income tax purposes, subject to the possible limitations on deductibility of compensation paid to some executives under Section 162(m). The participant’s tax basis in shares of Class A common stock acquired by exercise of a stock option will be equal to the exercise price plus the amount taxable as ordinary income to the participant.

Upon a sale of the shares of Class A common stock received by the participant upon exercise of the stock option, any gain or loss will generally be treated for federal income tax purposes as long-term or short-term capital gain or loss, depending upon the holding period of that stock. The participant’s holding period for shares acquired upon the exercise of a stock option begins on the date of exercise of that stock option. If the participant pays the exercise price in full or in part by using shares of previously acquired Class A common stock, the exercise will not affect the tax treatment described above, and no gain or loss generally will be recognized to the participant with respect to the previously acquired shares. The shares received upon exercise which are equal in number to the previously acquired shares used will have the same tax basis as the previously acquired shares surrendered to us and will have a holding period for determining capital gain or loss that includes the holding period of the shares used. The value of the remaining shares received by the participant will be taxable to the participant as compensation. The remaining shares will have a tax basis equal to the fair market value recognized by the participant as compensation income, and the holding period will commence on the exercise date.

Incentive Stock Options. No taxable income is realized by a participant upon the grant or exercise of an incentive stock option; however, the exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the participant. If shares of Class A common stock are issued to a participant after the exercise of an incentive stock option and if no disqualifying disposition of those shares is made by that participant within two years after the date of grant or within one year after the receipt of those shares by that participant, then:

•	upon the sale of those shares, any amount realized in excess of the option exercise price will be taxed to that participant as a long-term capital gain, and

•	New Vivint will be allowed no deduction.

If shares of Class A common stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of either holding period described above, that disposition would be a “disqualifying disposition”, and generally:

•

the participant will realize ordinary income in the year of disposition in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise, or, if less, the amount realized on the disposition of the shares, over the option exercise price, and

•	New Vivint will be entitled to deduct that amount.

Any other gain realized by the participant on that disposition will be taxed as short-term or long-term capital gain and will not result in any deduction to us. If a participant pays the exercise price in full or in part with previously acquired shares of Class A common stock, the exchange will not affect the tax treatment of the exercise. Upon the exchange, no gain or loss generally will be recognized upon the delivery of the previously acquired shares to us, and the shares issued in replacement of the shares used to pay the exercise price will have the same basis and holding period for capital gain purposes as the previously acquired shares. A participant, however, would not be able to utilize the holding period for the previously acquired shares for purposes of satisfying the incentive stock option statutory holding period requirements. Additional shares of Class A common stock will have a basis of zero and a holding period that commences on the date the Class A common stock is issued to the participant upon exercise of the incentive stock option. If this exercise is effected using shares of Class A common stock previously acquired through the exercise of an incentive stock option, the exchange of the previously acquired shares may be a disqualifying disposition of that Class A common stock if the holding periods discussed above have not been met.

If an incentive stock option is exercised at a time when it no longer qualifies as an incentive stock option, the option will be treated as a nonqualified option. Subject to some exceptions for disability or death, an incentive stock option generally will not be eligible for the federal income tax treatment described above if it is exercised more than three months following a termination of employment.

Stock Appreciation Rights. Upon the exercise of a SAR, the participant will recognize compensation income in an amount equal to the cash received plus the fair market value of any Class A common stock received from the exercise. The participant’s tax basis in the shares of Class A common stock received on exercise of the SAR will be equal to the compensation income recognized with respect to the Class A common stock. The participant’s holding period for shares acquired after the exercise of a SAR begins on the exercise date. Income and payroll taxes are required to be withheld on the amount of compensation attributable to the exercise of the SAR, whether the income is paid in cash or shares. Upon the exercise of a SAR, the participant’s employer will generally be entitled to a deduction in the amount of the compensation income recognized by the participant, subject to the requirements of Section 162(m), if applicable.

Restricted Stock, Restricted Stock Units and Other Stock-Based Awards. Restricted stock that is subject to a substantial risk of forfeiture generally results in income recognition by the participant in an amount equal to the excess of the fair market value of the shares of stock over the purchase price, if any, of the restricted stock at the time the restrictions lapse. However, if permitted by New Vivint, a recipient of restricted stock may make an election under Section 83(b) of the Internal Revenue Code to instead be taxed on the excess of the fair market value of the shares granted, measured at the time of grant and determined without regard to any applicable risk of forfeiture or transfer restrictions, over the purchase price, if any, of such restricted stock. A participant who has been granted shares of Class A common stock that are not subject to a substantial risk of forfeiture for federal income tax purposes will realize ordinary income in an amount equal to the fair market value of the shares at the time of grant. A recipient of RSUs, performance awards or other stock-based awards (other than restricted stock) will generally recognize ordinary income at the time that the award is settled in an amount equal to the cash and/or fair market value of the shares received at settlement. In each of these cases, New Vivint will have a corresponding tax deduction at the same time the participant recognizes such income, subject to the limitations of Section 162(m), if applicable.

New Plan Benefits

No awards have been made under the 2019 Omnibus Plan subject to stockholder approval of this proposal. The number and types of awards that will be granted under the 2019 Omnibus Plan in the future are not determinable, as the Committee will make these determinations in its sole discretion. On [●], 2019, the closing price of the underlying shares of Mosaic Class A common stock traded on the NYSE was $[●] per share.

Equity Compensation Plan Information

As of December 31, 2018, Mosaic had no compensation plans (including individual compensation arrangements) under which equity securities of Mosaic were authorized for issuance.

Registration with the SEC

If the 2019 Omnibus Plan is approved by our stockholders and becomes effective, Mosaic intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the 2019 Omnibus Plan as soon as reasonably practicable after Mosaic becomes eligible to use such form.

Vote Required

If the Business Combination Proposal is not approved, the Incentive Plan Proposal will not be presented at the Mosaic Special Meeting. The approval of the Merger Issuance Proposal requires the majority of the votes cast by the Mosaic stockholders present in person or represented by proxy at the Mosaic Special Meeting.

Failure to submit a proxy or to vote in person at the Mosaic Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Incentive Plan Proposal.

The merger is conditioned upon the approval of the Incentive Plan Proposal, subject to the terms of the merger agreement. Notwithstanding the approval of the Incentive Plan Proposal, if the merger is not consummated for any reason, the actions contemplated by the Incentive Plan Proposal will not be effected.

The Sponsors and one of Mosaic’s independent directors have agreed to vote the Founder Shares and any public shares owned by them in favor of the Incentive Plan Proposal. See “Other Agreements—Sponsor Agreement” for more information.

Recommendation of the Mosaic Board of Directors

MOSAIC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 17—THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow Mosaic’s board of directors to adjourn the Mosaic Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Mosaic Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Proposals, the Fortress Issuance Proposal, the Blackstone Issuance Proposal, the Merger Issuance Proposal or the Incentive Plan Proposal, or holders of Mosaic’s public shares have elected to redeem an amount of public shares such that Mosaic would have less than $5,000,001 of net tangible assets or the Maximum Redemption Condition would not be satisfied or waived by Vivint Smart Home. In no event will Mosaic’s board of directors adjourn the Mosaic Special Meeting or consummate the merger beyond the date by which it may properly do so under our existing charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Mosaic’s stockholders, Mosaic’s board of directors may not be able to adjourn the Mosaic Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Charter Proposals, the Fortress Issuance Proposal, the Blackstone Issuance Proposal, the Merger Issuance Proposal or the Incentive Plan Proposal, or holders of Mosaic’s public shares have elected to redeem an amount of public shares such that Mosaic would have less than $5,000,001 of net tangible assets or the Maximum Redemption Condition would not be satisfied or waived by Vivint Smart Home, and may be unable to consummate the merger. If we do not consummate the merger and fail to complete an initial business combination by January 23, 2020 (subject to the requirements of law), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.

Vote Required for Approval

The approval of the Adjournment Proposal requires the majority of the votes cast by the Mosaic stockholders present in person or represented by proxy at the Mosaic Special Meeting.

Failure to submit a proxy or to vote in person at the Mosaic Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Adjournment Proposal.

The merger is not conditioned upon the approval of the Adjournment Proposal.

The Sponsors and one of Mosaic’s independent directors have agreed to vote the Founder Shares and any public shares owned by them in favor of the Adjournment Proposal (if necessary). See “Other Agreements—Sponsor Agreement” for more information.

Recommendation of the Board of Directors

MOSAIC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT MOSAIC

References in this section to “we”, “our”, “us”, the “Company”, or “Mosaic” generally refer to Mosaic Acquisition Corp.

General

Mosaic is a blank check company originally incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Effective December 21, 2018, Mosaic changed its jurisdiction of incorporation from Cayman Islands to the State of Delaware. Mosaic’s efforts to identify a prospective target business were not limited to any particular industry or geographic region. Prior to executing the merger agreement, Mosaic’s efforts were limited to organizational activities, completion of Mosaic’s IPO and the evaluation of possible business combinations.

Initial Public Offering and Private Placement

In August 2017, the Sponsors purchased an aggregate of 8,625,000 of its Founder Shares, par value $0.0001 per share, for an aggregate purchase price of $25,000, or approximately $0.003 per share, with each Sponsor purchasing an equal number of Founder Shares. In October 2017, the Sponsors transferred an aggregate of 30,000 Founder Shares to one of its independent directors for their original purchase price.

On October 23, 2017, Mosaic completed its initial public offering of 34,500,000 units at a price of $10.00 per unit (“units”), generating gross proceeds of $345,000,000. Each unit consists of one share of Mosaic’s Class A common stock, par value $0.0001, and one-third of one warrant. Each whole warrant entitles the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share, subject to certain adjustments.

Concurrently with the completion of Mosaic’s IPO, the Sponsors purchased an aggregate of 5,933,334 warrants at a price of $1.50 per warrant, or $8,900,001 in the aggregate, with each Sponsor purchasing an equal number of warrants. The purchase price of the private placement warrants was added to the net proceeds of Mosaic’s IPO and placed in the Trust Account such that the Trust Account held $345,000,000 at the time of closing of Mosaic’s IPO. Each whole private placement warrant entitles the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share, subject to certain adjustments.

In addition, Mosaic entered into forward purchase agreements pursuant to which certain anchor investors (including an affiliate of Fortress Mosaic Sponsor LLC) agreed to purchase an aggregate of 15,789,474 shares of Class A common stock at a purchase price of $9.50 multiplied by the number of shares of Class A common stock purchased, or approximately $150,000,000 in the aggregate, in a private placement to occur concurrently with the closing of our initial business combination. The shares of Class A common stock to be purchased by the anchor investors are referred to herein as the forward purchase shares.

Fair Market Value of Target Business

The NYSE rules require that Mosaic’s initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust) at the time of it signing a definitive agreement in connection with an initial business combination. Mosaic’s board of directors determined that this test was met in connection with the proposed business combination with Vivint Smart Home as described in the section titled “The Merger” in this proxy statement/consent solicitation statement/prospectus.

Stockholder Approval of Merger and Redemptions

Under Mosaic’s existing charter, in connection with any proposed business combination, Mosaic is not required to seek stockholder approval of a business combination at a meeting called for such purpose. Asset acquisitions and share purchases would not typically require stockholder approval while direct mergers with Mosaic where it does not survive and any transactions where Mosaic issues more than 20% of its outstanding shares of common stock or seeks to amend its existing charter would require stockholder approval.

Pursuant to the terms of this transaction as described in the section titled “Mosaic Special Meeting of Stockholders” in this proxy statement/consent solicitation statement/prospectus, Mosaic is seeking stockholder approval at a meeting called for such purpose at which public stockholders may seek to redeem their public shares for cash, regardless of whether they vote for or against the proposed business combination, subject to the limitations described in this proxy statement/consent solicitation statement/prospectus. Accordingly, in connection with the merger, the Mosaic public stockholders may seek to redeem their public shares for cash in accordance with the procedures set forth in this proxy statement/consent solicitation statement/prospectus.

Mosaic will complete the merger only if the holders of a majority of the outstanding shares of Mosaic common stock vote in favor of the merger. A majority of the voting power of the issued and outstanding Mosaic common stock entitled to vote at the Mosaic Special Meeting must be present, in person or represented by proxy, at the Mosaic Special Meeting to constitute a quorum and in order to conduct business at the Mosaic Special Meeting. The holders of the Founder Shares, who currently own 20% of the issued and outstanding shares of Mosaic common stock, will count towards this quorum.

Voting Restrictions in Connection with Stockholder Meeting

Pursuant to the terms of the Mosaic letter agreement entered into with Mosaic, the Sponsors and Mosaic’s officers and directors have agreed to vote any Founder Shares held by them and any public shares purchased during or after Mosaic’s IPO in favor of an initial business combination. See “Other Agreements—Mosaic letter agreement” for more information. Pursuant to the terms of the Sponsor Agreement, the Sponsors and one of Mosaic’s independent directors have also agreed to vote any Founder Shares held by them and any public shares purchased during or after Mosaic’s IPO in favor of all of the proposals set forth in this proxy statement/consent solicitation statement/prospectus. See “Other Agreements—Sponsor Agreement” for more information. The Sponsors, Mosaic’s directors and officers and their permitted transferees own at least 20% of its outstanding common stock entitled to vote thereon. The quorum and voting thresholds at the Mosaic Special Meeting, the Mosaic letter agreement and the Sponsor Agreement may make it more likely that Mosaic will consummate the merger. In addition, pursuant to the terms of the Mosaic letter agreement and the Sponsor Agreement, the Sponsors and Mosaic’s officers and directors have agreed to waive their redemption rights with respect to any Founder Shares and any public shares held by them in connection with the completion of a business combination.

Liquidation if No Initial Business Combination

The Sponsors and Mosaic’s officers and directors have agreed that it will have only 27 months from the closing of Mosaic’s IPO (including a three month extension since Mosaic executed the merger agreement within 24 months from the closing of Mosaic’s IPO but has not yet completed the initial business combination) to complete any initial business combination. If Mosaic is unable to complete an initial business combination within such 27 month period, Mosaic will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Mosaic to fund its working capital requirements, subject to an annual limit of $750,000, and/or to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and Mosaic’s board of directors, dissolve and liquidate, subject in each case to Mosaic’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to its warrants, which will expire worthless if Mosaic fails to complete an initial business combination within the 27 month time period.

Pursuant to the Mosaic letter agreement and the Sponsor Agreement, the Sponsors and Mosaic’s officers and directors have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Mosaic fails to complete an initial business combination within 27 months from Mosaic’s IPO. The Sponsors and Mosaic’s directors and officers will be entitled to liquidating distributions from the Trust Account with respect to any public shares acquired in the aftermarket if Mosaic fails to complete its initial business combination within the allotted time period.

Pursuant to the Mosaic letter agreement, the Sponsors and Mosaic’s officers and directors have agreed that they will not propose any amendment to Mosaic’s existing charter that would affect the substance or timing of its obligation to redeem 100% of its public shares if Mosaic does not complete an initial business combination within 27 months from the closing of Mosaic’s IPO, unless Mosaic provides its public stockholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Mosaic to fund its working capital requirements, subject to an annual limit of $750,000, and/or to pay its taxes, divided by the number of then outstanding public shares. However, Mosaic may not redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it does not then become subject to the SEC’s “penny stock” rules).

Mosaic expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the $1,100,000 of proceeds held outside the Trust Account, although Mosaic cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing its plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, Mosaic may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If Mosaic were to expend all of the net proceeds of Mosaic’s IPO and the sale of the private placement warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon Mosaic’s dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of Mosaic’s creditors which would have higher priority than the claims of its public stockholders. Mosaic cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.00. While Mosaic intends to pay such amounts, if any, it cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although Mosaic seeks to have all third parties, service providers (other than its independent auditors), prospective target businesses or other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its public stockholders, there is no guarantee that they will execute such agreements or even if they execute or have executed such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against its assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Mosaic’s management performs an analysis of the alternatives available to it and only enters into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Mosaic than any alternative. Examples of possible instances where Mosaic may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Mosaic and will not seek recourse against the Trust Account for any reason. Upon redemption of its public shares, if Mosaic is unable to complete its initial business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with its initial business combination, Mosaic will be required to provide for payment of claims of creditors that were not waived that may be brought against Mosaic within the 10 years following redemption. The Sponsors have agreed that they will be liable to Mosaic, jointly and severally, if and to the extent any claims by a third party (other than Mosaic’s independent auditors) for services rendered or products sold to Mosaic, or a prospective target business with which Mosaic has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to fund Mosaic’s working capital requirements, subject to an annual limit of $750,000, and/or to pay its taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under its indemnity of the underwriters of Mosaic’s IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsors will not be responsible to the extent of any liability for such third-party claims. Mosaic has not independently verified whether the Sponsors have sufficient funds to satisfy their indemnity obligations and believes that the Sponsors’ only assets are securities of its company and, therefore, its Sponsors may not be able to satisfy those obligations. None of Mosaic’s other officers will indemnify Mosaic for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the interest which may be withdrawn to fund Mosaic’s working capital requirements, subject to an annual limit of $750,000, and/or to pay its taxes, and the Sponsors assert that they are unable to satisfy their indemnification obligations or that they have no indemnification obligations related to a particular claim, Mosaic’s independent directors would determine whether to take legal action against its Sponsors to enforce their indemnification obligations. While Mosaic currently expects that its independent directors would take legal action on its behalf against the Sponsors to enforce their indemnification obligations to Mosaic, it is possible that its independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, Mosaic cannot assure you that due to claims of creditors the actual value of the per share redemption price will not be substantially less than $10.00 per share.

Mosaic will seek to reduce the possibility that the Sponsors will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all third parties, service providers (other than its independent auditors), prospective target businesses or other entities with which Mosaic does business execute agreements with it waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsors will also not be liable as to any claims under the indemnity of the underwriters of Mosaic’s IPO against certain liabilities, including liabilities under the Securities Act. Mosaic will have access to up to $928,388 from the proceeds of Mosaic’s IPO and the sale of the private placement warrants, with which to pay any such potential claims (including costs and expenses incurred in connection with its liquidation, currently estimated to be no more than approximately $100,000). In the event that Mosaic liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from Mosaic’s Trust Account could be liable for claims made by creditors.

If Mosaic files a bankruptcy petition or an involuntary bankruptcy petition is filed against Mosaic that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of Mosaic’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, Mosaic cannot assure you it will be able to return $10.00 per share to its public stockholders. Additionally, if Mosaic files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance”. As a result, a bankruptcy court could seek to recover some or all amounts received by Mosaic’s stockholders. Furthermore, Mosaic’s board may be viewed as having breached its fiduciary duty to Mosaic’s creditors and/or may have acted in bad faith, and thereby exposing itself and Mosaic to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. Mosaic cannot assure you that claims will not be brought against Mosaic for these reasons.

Mosaic’s public stockholders will be entitled to receive funds from the Trust Account only in the event of the redemption of its public shares if Mosaic does not complete an initial business combination within 27 months from the closing of Mosaic’s IPO or if they redeem their respective shares for cash upon the completion of an initial business combination. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In connection with the merger, a stockholder’s vote in connection with the business combination alone will not result in a stockholder’s redeeming its shares of Mosaic for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights.

Facilities

Mosaic currently maintains its executive offices at 375 Park Avenue, New York, NY 10152. Mosaic considers its current office space adequate for its current operations. Mosaic entered into an agreement with an affiliate of Mosaic Sponsor, LLC, pursuant to which it pays such affiliate a total of $16,875 per month for office space and related support services.

Upon consummation of the merger, the principal executive offices of Mosaic will be those of Vivint Smart Home, at which time nothing more will be paid to such affiliate of the Sponsor.

Employees

Mosaic currently has three officers and does not intend to have any full-time employees prior to the completion of an initial business combination. Members of Mosaic’s management team are not obligated to devote any specific number of hours to its matters but they intend to devote as much of their time as they deem necessary to Mosaic’s affairs until Mosaic has completed its initial business combination.

Periodic Reporting and Financial Information

Mosaic’s units, Class A common stock and warrants are registered under the Exchange Act and Mosaic has reporting obligations, including the requirement that it file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, Mosaic’s annual reports contain financial statements audited and reported on by its independent registered public accounting firm.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against Mosaic or any members of its management team in their capacity as such.

Management of Mosaic

Directors and Executive Officers

The below lists Mosaic’s officers and directors as of September 15, 2019. Concurrently with the consummation of the merger, Mosaic’s officers and directors, other than Mr. Maura (who will be a director of New Vivint Parent following the merger) will resign from their respective positions at Mosaic.

Name	Age	Title
David M. Maura	46	Chairman, President and Chief Executive Officer, Director
William H. Mitchell	61	Chief Financial Officer
R. Edward Albert III	46	Chief Operating Officer
Eugene I. Davis	63	Director
Tyler S. Kolarik	37	Director
Andrew A. McKnight	41	Director
Joshua A. Pack	44	Director

David M. Maura, CFA serves as Chief Executive Officer, President and Chairman of Mosaic’s board of directors. Mr. Maura has served as the Executive Chairman of Spectrum since January 20, 2016. Prior to such appointment, Mr. Maura served as Chairman of the board of directors since July 2011 and served as interim Chairman of the Board and as one of Spectrum’s directors since June 2010. Mr. Maura was a Managing Director and the Executive Vice President of Investments at HRG from October 2011 until November 2016, and has been a member of HRG’s board of directors since May 2011. Mr. Maura previously served as a Vice President and Director of Investments of Harbinger from 2006 until 2012, where he was responsible for investments in consumer products, agriculture and retail sectors. Prior to joining Harbinger in 2006, Mr. Maura was a Managing Director and Senior Research Analyst at First Albany Capital, where he focused on distressed debt and special situations, primarily in the consumer products and retail sectors. Prior to First Albany, Mr. Maura was a Director and Senior High Yield Research Analyst in Global High Yield Research at Merrill Lynch & Co. Mr. Maura was a Vice President and Senior Analyst in the High Yield Group at Wachovia Securities, where he covered various consumer product, service, and retail companies. Mr. Maura began his career at ZPR Investment Management as a Financial Analyst. During the past five years, Mr. Maura has served on the board of directors of Ferrous Resources, Ltd., Russell Hobbs (formerly Salton, Inc.), Applica, Inc., and HRG. Mr. Maura received a B.S. in Business Administration from Stetson University and is a CFA charterholder. Mr. Maura is well-qualified to serve as a director, in addition to his roles as President and Chief Executive, given his broad experience in M&A, finance and investments, and his significant directorship experience.

William H. Mitchell is Mosaic’s Chief Financial Officer. He previously served as the Chief Financial Officer of companies including Backcountry.com, LLC from 2014 to 2016, Audible, Inc. from 2006 to 2013, Viewpoint Corporation from 2003 to 2006 and Maxworldwide, Inc. from 2002 to 2003. Mr. Mitchell was a member of the Interactive Advertising Bureau CFO Council and was a director of the Broadcast Financial Management Association. He is a past Chairman of the National Telecommunications Cooperative Association Accounting Committee. Mr. Mitchell graduated with an A.B. from Dartmouth College and an MS/M.B.A. degree from Northeastern University and became a Certified Public Accountant in 1982. Mr. Mitchell’s extensive experience as an officer of many different companies, particularly as a Chief Financial Officer, qualifies him to serve as Mosaic’s Chief Financial Officer.

R. Edward Albert III is Mosaic’s Chief Operating Officer. He is a Managing Director of the Credit Funds Business at Fortress focused on structured equity and lending. Mr. Albert left Fortress in 2009 to successfully head the NY special situations business at Macquarie Bank USA and returned to Fortress in 2011. Prior to joining Fortress in 2007, Mr. Albert was a Managing Director at Milestone Capital and a Director with Giuliani Capital Advisors (formerly Ernst & Young Corporate Finance) acting as an advisor to companies, bondholders, lenders and creditors. Mr. Albert began his career working for the CFO of Marriott International in its Financial

Planning and Analysis Group. Mr. Albert received an MBA in finance from the University of Maryland at College Park in 1997, and is a Chartered Financial Analyst.

Eugene I. Davis serves as a member of Mosaic’s board of directors. Mr. Davis is Chairman and Chief Executive Officer of PIRINATE Consulting Group, LLC, or PIRINATE, a privately held consulting firm specializing in turnaround management, merger and acquisition consulting, and hostile and friendly takeovers, proxy contests, and strategic planning advisory services for domestic and international public and private business entities. Since forming PIRINATE in 1997, Mr. Davis has advised, managed, sold, liquidated and served as a chief executive officer, chief restructuring officer, director, committee chairman or chairman of a number of businesses operating in diverse sectors. From 1990 to 1997, Mr. Davis served as President, Vice Chairman, and Director of Emerson Radio Corporation and from 1996 to 1997 he served as Chief Executive Officer and Vice Chairman of Sport Supply Group, Inc. He began his career as an attorney and international negotiator with Exxon Corporation and Standard Oil Company (Indiana) and was in private practice from 1984 to 1998. Mr. Davis serves as a director and chairman of the board for U.S. Concrete, Inc. and Atlas Iron Limited. In addition, Mr. Davis serves as a director of Verso Corporation, Titan Energy, LLC, as well as certain non-SEC reporting companies. Mr. Davis was previously a director of the following public companies: Atlas Air Worldwide Holdings, Inc., The Cash Store Financial Services, Inc., Dex One Corp., Global Power Equipment Group, Inc., Goodrich Petroleum Corp., Great Elm Capital Corporation, GSI Group, Inc., Hercules Offshore, Inc., HRG, Knology, Inc., SeraCare Life Sciences, Inc., Spansion, Inc. and Spectrum. Mr. Davis’ prior experience also includes having served on the board of directors of each of ALST Casino Holdco, LLC and Trump Entertainment Resorts, Inc. Mr. Davis holds a bachelor’s degree from Columbia College, a master of international affairs degree (MIA) in international law and organization from the School of International Affairs of Columbia University, and a Juris Doctorate from Columbia University School of Law. As a result of these and other professional experiences, coupled with his strong leadership qualities, Mr. Davis possesses particular knowledge and experience in the areas of strategic planning, mergers and acquisitions, finance, accounting, capital structure and board practices of other corporations that benefits Mosaic and its board of directors.

Tyler S. Kolarik serves as a member of Mosaic’s board of directors. Mr. Kolarik served as Vice President, Investments at HRG from October 2011 until December 2016. Mr. Kolarik previously served as an Associate and Director of Investments of Harbinger from 2007 until 2011, where he was responsible for investments in the consumer products, agriculture and retail sectors. Prior to joining Harbinger in 2007, Mr. Kolarik was a Summer Analyst at Goldman Sachs, where he interned with the Financial Sponsors Group. Mr. Kolarik received a B.A. in Psychology, cum laude, from Harvard University. Mr. Kolarik’s substantial business and investments experience brings important and valuable skills to Mosaic’s board of directors.

Andrew A. McKnight serves as a member of Mosaic’s board of directors. Mr. McKnight is a managing director, serving on the investment committee for the Credit Funds and co-heads the Corporate Debt and Securities Group at Fortress. Mr. McKnight is also a member of the Management Committee of Fortress. Prior to joining Fortress in February 2005, Mr. McKnight was the trader for Fir Tree Partners where he was responsible for analyzing and trading high yield and convertible bonds, bank debt, derivatives and equities for the $2.3 billion value-based hedge fund. Prior to Fir Tree, Mr. McKnight worked on Goldman, Sachs & Co.’s distressed bank debt trading desk. Mr. McKnight received a B.A. in Economics from the University of Virginia. Mr. McKnight’s considerable financial and banking experience brings important and valuable skills to Mosaic’s board of directors.

Joshua A. Pack serves as a member of Mosaic’s board of directors. Mr. Pack is a Managing Director, serving on the investment committee for the Credit Funds and co-heads the Direct Lending, Structured Equity and Net Lease Groups at Fortress. Mr. Pack is also a member of the Management Committee of Fortress. Since joining Fortress in 2002, Mr. Pack has invested in more than $10 billion in corporate middle market debt and structured credit transactions with an emphasis towards media and entertainment, restaurants and retail and broadcasting and wireless spectrum. He has invested in a number of distressed situations in real estate and corporate debt as well as net lease real estate assets consisting of more than 2,000 individual properties. Prior to joining Fortress, Mr. Pack was a Vice President with Wells Fargo & Co. in the capital markets group where he managed a team of investment professionals originating and underwriting senior loan transactions. Before that, Mr. Pack was a Vice President with American Commercial Capital, an independent specialty finance company focused on corporate and real estate lending to middle market businesses. Mr. Pack attended the United States Air Force Academy and received a B.A. in Economics from California State University, San Marcos. Mr. Pack’s considerable financial and banking experience brings important and valuable skills to Mosaic’s board of directors.

Management Compensation

Mosaic entered into a services agreement (the “Services Agreement”) with CFO Bullpen LLC, a New Hampshire limited liability company wholly owned by Mr. Mitchell. Under the Services Agreement, Mr. Mitchell provides services to Mosaic as its Chief Financial Officer. Per the Services Agreement, Mosaic pays a monthly retainer of $5,000 which commenced on the closing of Mosaic’s IPO. The Services Agreement also provides that Mosaic will also make a deferred cash payment to him upon completion of an initial business combination, liquidation or Mr. Mitchell’s termination of engagement, whichever occurs first, equal to $330.00 multiplied by the number of hours Mr. Mitchell has worked to such date, less the total amount of the $5,000 monthly retainer already paid to CFO Bullpen LLC. Additionally, Mosaic will issue Class A common stock to CFO Bullpen LLC upon completion of its initial business combination equal to 17.895 shares per hour Mr. Mitchell worked for Mosaic up to the date of such combination with such shares delivered on the six-month anniversary of such date. CFO Bullpen LLC must be engaged by Mosaic on the date of its initial business combination or liquidation (as applicable) to receive the foregoing equity awards; however, CFO Bullpen LLC will remain eligible to receive such awards if the consulting relationship is terminated by Mosaic without Cause or by CFO Bullpen LLC for Good Reason (as such terms are defined in the Services Agreement and described below).

Per the Services Agreement, “Cause” is generally defined as (i) the willful and continuing refusal of Mr. Mitchell to follow the lawful directives of Mosaic’s CEO or board of directors, provided such directives are consistent with Mr. Mitchell’s title and position; (ii) conduct that is intentional and known by Mr. Mitchell to be materially harmful or potentially materially harmful to Mosaic’s best interest; (iii) gross negligence in the performance of, or willful disregard of, Mr. Mitchell’s obligations under the agreement; (iv) Mr. Mitchell’s conviction of any felony; (v) Mr. Mitchell’s commission of any act of dishonesty or moral turpitude which, in the good-faith opinion of Mosaic’s board of directors, is materially detrimental to Mosaic; or (vi) any material breach by CFO Bullpen LLC or Mr. Mitchell of the agreement. Per the Services Agreement, “Good Reason” is generally defined as (i) any material breach by Mosaic of its obligations under the agreement; (ii) a significant diminution of Mitchell’s position as the Chief Financial Officer of Mosaic without CFO Bullpen LLC’s consent; or (iii) a failure by the company to obtain a written agreement from any successor or assign of Mosaic to assume the material obligations under the agreement upon the consummation of a business combination.

Summary Compensation Table

The following table sets forth compensation that Mosaic’s employees earned during the Fiscal Year ended December 31, 2018 and 2017.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
David M. Maura	2018	—	—	—	—	—	—		$0
Chairman, President & Chief Executive Officer	2017	—	—	—	—	—	—		$0

William H. Mitchell	2018	$60,000	—	—	—	—	—		$60,000
Chief Financial Officer	2017	$15,000	—	—	—	—	42,915	(2)	$57,915

(1)	For Mr. Mitchell, this amount represents the $5,000 monthly retainer fee paid to CFO Bullpen LLC for Mr. Mitchell’s services, commencing on Mosaic’s public offering.
(2)

This amount represents Mr. Mitchell’s deferred cash award for 2017 less total retainer fees paid, payable on the first to occur of an initial business combination or liquidation of Mosaic and Mr. Mitchell’s termination of engagement.

Mosaic did not make any equity awards to any of its executives or officers during the fiscal year ending December 31, 2018 and 2017, and none of its executives or officers holds any outstanding equity as of December 31, 2018 and 2017.

The Sponsors, Mosaic’s officers and directors or any of their respective affiliates, are reimbursed for any reasonable out-of-pocket expenses incurred in connection with activities on its behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Mosaic’s audit committee reviews on a quarterly basis all payments that were made to the Sponsors, Mosaic’s officers and directors or any of their affiliates.

Mosaic does not intend to take any action to ensure that members of its management team maintain their positions with Mosaic after the consummation of its initial business combination, although it is possible that some or all of its officers and directors may negotiate employment or consulting arrangements to remain with it after the initial business combination. Mosaic is not party to any agreements with its officers and directors that provide for benefits upon termination of employment.

Selected Historical Financial Information of Mosaic

The following table sets forth selected historical financial information derived from Mosaic’s (i) unaudited financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for and as of the nine months ended September 30, 2019 and (ii) audited financial statements for and as of the year ended December 31, 2018. You should read the following summary financial information in conjunction with the section entitled “Mosaic’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Mosaic’s financial statements and related notes appearing elsewhere in this proxy statement/consent solicitation statement/prospectus.

We have neither engaged in any operations nor generated any revenue to date. Our only activities from inception through September 30, 2019 were organizational activities and those necessary to complete our initial public offering and identifying a target company for a business combination. We do not expect to generate any operating revenue until after the completion of the merger.

	For the period from July 26, 2017 (inception) through December 31, 2017	For the year ended December 31, 2018	For the nine months ended September 30,
			2018	2019
Statements of Operations Data:
Total interest income	$—	$6,187,823	$3,716,091	$4,755,479
Total expenses	(216,687)	(921,021)	(519,445)	(981,702)

Net (loss) income	$(216,687)	$5,266,802	$3,716,091	$3,568,848

Weighted average shares outstanding of Class A common stock	34,500,000	34,500,000	34,500,000	34,500,000
Basic and diluted net income per share, Class A	$0.00	0.16	$0.11	0.11
Weighted average shares outstanding of Class F common stock	8,625,000	8,625,000	8,625,000	8,625,000
Basic and diluted net (loss) income per share, Class F	(0.03)	(0.01)	0.00	(0.03)

	December 31,		September 30,
	2017	2018	2018	2019
Balance Sheets Data (end of period):
Cash	$928,388	$892,518	$986,401	$686,676
Cash and investments held in Trust Account	345,000,000	350,437,823	348,672,786	354,264,460
Total assets	346,221,811	351,443,016	349,833,111	355,112,440
Class A common stock, $0.0001 par value; 33,784,066 and 33,427,182 shares subject to possible redemption at September 30, 2019 and December 31, 2018, respectively	329,005,010	334,271,820	332,721,110	337,840,660
Total liabilities	12,216,791	12,171,194	12,112,000	12,271,770
Total stockholders’ equity	5,000,010	5,000,002	5,000,001	5,000,010
Cash Flow Data:
Net cash used in operating activities	(368,319)	(785,870)	(504,737)	(2,281,132)
Net cash (used in) provided by investing activities	(345,000,000)	750,000	562,750	2,075,290
Net cash provided by financing activities	346,296,707	—	—	—

Mosaic’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of the Mosaic’s financial condition and results of operations should be read in conjunction with Mosaic’s financial statements and the notes thereto contained elsewhere in this proxy statement/consent solicitation statement/prospectus. Certain information contained in the discussion, including, but not limited to, those described under the heading “Risk Factors” and analysis set forth below includes forward-looking statements that involve risks and uncertainties. References in this section to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of Mosaic Acquisition Corp.

Overview

We are a blank check company, originally incorporated as a Cayman Islands exempted company on July 26, 2017 and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. Effective December 21, 2018, we changed our jurisdiction of incorporation from Cayman Islands to the State of Delaware. Our sponsors are Mosaic Sponsor, LLC and Fortress Mosaic Sponsor LLC (the “Sponsors”).

The registration statement for Mosaic’s IPO was declared effective on October 18, 2017. On October 23, 2017, we consummated the initial public offering of 34,500,000 units (“units”), including the issuance of 4,500,000 units as a result of the underwriters’ exercise of their over-allotment option in full, at $10.00 per unit, generating gross proceeds of $345 million and incurring offering costs of approximately $19.7 million, inclusive of $12.075 million in deferred underwriting commissions.

Simultaneously with the closing of Mosaic’s IPO, we consummated the private placement (the “private placement”) of 5,933,334 warrants (the “private placement warrants”), at a price of $1.50 per private placement warrant, with the Sponsors, generating gross proceeds of $8.9 million.

Upon the closing of Mosaic’s IPO and private placement, $345 million ($10.00 per unit) of the aggregate net proceeds of the sale of the units in Mosaic’s IPO and the private placement was placed in a U.S.-based Trust Account (the “Trust Account”) at J.P. Morgan Chase Bank, N.A., maintained by Continental Stock Transfer & Trust Company, acting as trustee. Beginning in January 2018, the proceeds held in the Trust Account have been invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by us meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by us, until the earlier of: (i) the completion of a business combination and (ii) our failure to consummate a business combination within 24 months from the closing of Mosaic’s IPO (or October 23, 2019), or 27 months from the closing of Mosaic’s IPO (or January 23, 2020) if we have executed a letter of intent, agreement in principle or definitive agreement for an initial business combination within 24 months from the closing of Mosaic’s IPO (the “Combination Period”).

In order to protect the amounts held in the Trust Account, the Sponsors had agreed to indemnify the Trust Account if and to the extent any claims by third parties, such as a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into an acquisition agreement, reduce the amount of funds in the Trust Account below $10.00 per share. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriter of Mosaic’s IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsors will not be responsible to the extent of any liability for such third-party claims.

Our management has broad discretion with respect to the specific application of the net proceeds of Mosaic’s IPO, the over-allotment, and the private placement, although substantially all of the net proceeds are intended to be applied toward consummating a business combination.

On December 5, 2017, we announced that, commencing December 8, 2017, holders of the 34,500,000 units sold in Mosaic’s IPO may elect to separately trade the Class A ordinary shares and the warrants included in the units. Those units not separated continue to trade on the NYSE under the symbol “MOSC.U” and the Class A ordinary shares and warrants that were separated trade under the symbols “MOSC” and “MOSC WS”, respectively.

Upon our domestication in the State of Delaware on December 21, 2018, each of our outstanding Class A ordinary shares and Class F ordinary shares became, by operation of law, one share of Class A common stock or Class F common stock, respectively. Consequently, each holder of a unit, Class A ordinary share, Class F ordinary share or warrant immediately prior to the domestication held a unit, share of Class A common stock, share of Class F common stock or warrant representing the same proportional equity interest in Mosaic as that shareholder held prior to the domestication and representing the same class of security. Mosaic’s units, common stock and warrants continue to be listed for trading on the NYSE under the symbols “MOSC.U”, “MOSC” and “MOSC WS”, respectively. See “Mosaic’s Management’s Discussion and Analysis of Financial Condition and Results of Operation—Recent Developments—Domestication pursuant to Section 388 of the DGCL”.

Recent Developments

New York Stock Exchange Notice

On October 3, 2018, we were notified by the NYSE that Mosaic was not in compliance with the continued listing standards set forth in Section 802.01B of the NYSE Listed Company Manual because it has fewer than 300 public stockholders.

We delivered a business plan to the NYSE within 45 days of receipt of the notification outlining how we intended to cure the deficiency and comply with the NYSE continued listing requirement. We can avoid delisting if, within 18 months following receipt of the NYSE notice, our securities are owned by at least 300 public stockholders. We expect that upon completion of the merger, we will have at least 400 public stockholders.

If our common stock ultimately were to be delisted for any reason, including failure to comply with Section 802.01B of the NYSE Listed Company Manual, it could negatively impact us by (i) reducing the liquidity and market price of our common stock; (ii) reducing the number of investors willing to hold or acquire our common stock, which could further harm the performance of our common stock and negatively impact our ability to raise equity financing; (iii) limiting our ability to use a registration statement to offer and sell freely tradable securities, thereby preventing us from accessing the public capital markets; and (iv) impairing our ability to provide equity incentives to its employees.

Under the NYSE rules, our common stock will continue to be traded on the NYSE during this period, subject to our compliance with other continued listing requirements.

Domestication pursuant to Section 388 of the DGCL

On December 21, 2018, we held an extraordinary general meeting (the “EGM”) of our shareholders to consider certain proposals related to our domicile, including a domestication proposal to change our jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands (the “Cayman Company”) and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication Proposal”). A total of 32,729,725 (75.9%) of our issued and outstanding ordinary shares held of record as of November 26, 2018, the record date for the EGM, were present either in person or by proxy, which constituted a quorum, and the requisite number of shares were voted in favor of the Domestication Proposal.

Effective December 21, 2018, we changed our jurisdiction of incorporation from the Cayman Islands to the State of Delaware (the “Domestication”). Mosaic discontinued its existence as a Cayman Islands exempted company as provided under the Cayman Islands Companies Law (2018 Revision) and, pursuant to Section 388 of the DGCL, continued its existence under the DGCL as a corporation incorporated in the State of Delaware.

In accordance with Rule 12g-3(a) under the Exchange Act, the shares of Mosaic common stock, as the successor to the Cayman Company were deemed to be registered under Section 12(b) of the Exchange Act.

In the Domestication, each of the Cayman Company’s outstanding Class A ordinary shares and Class F ordinary shares became, by operation of law, one share of Mosaic Class A common stock or Class F common stock, respectively. Consequently, each holder of a Cayman Company unit, Class A ordinary share, Class F ordinary share or warrant immediately prior to the Domestication now holds a unit, share of Class A common stock, share of Class F common stock or warrant representing the same proportional equity interest in Mosaic as that stockholder held in the Cayman Company and representing the same class of security.

Mosaic’s units, common stock and warrants continue to be listed for trading on the New York Stock Exchange under the symbols “MOSC.U”, “MOSC” and “MOSC WS”, respectively. Upon effectiveness of the Domestication, Mosaic’s CUSIP numbers relating to its units, common stock and warrants changed to 61946M 209, 61946M 100 and 61946M 118, respectively.

The rights of holders of the Mosaic common stock are now governed by its Delaware certificate of incorporation, its Delaware by-laws and the DGCL, each of which is described in the Cayman Company’s final proxy statement/prospectus dated December 3, 2018 relating to the Domestication, which was filed with the SEC pursuant to Rule 424(b)(3) on December 3, 2018, which is part of Mosaic’s registration statement on Form S-4, which was filed with the SEC on November 5, 2018 and was amended on November 27, 2018 (Registration No. 333-228187).

The business, assets and liabilities of Mosaic, as well as its principal locations and fiscal year, were the same immediately after the Domestication as they were immediately prior to the Domestication. In addition, the directors and executive officers of Mosaic immediately after the Domestication were the same individuals who were directors and executive officers, respectively, of the Cayman Company immediately prior to the Domestication.

Merger Agreement

On September 15, 2019, we entered into the merger agreement, by and among Mosaic, Merger Sub and Vivint Smart Home. Pursuant to the terms of the merger agreement, a business combination between Mosaic and Vivint Smart Home will be effected through the merger of Merger Sub with and into Vivint Smart Home, with Vivint Smart Home surviving as the surviving company. At the effective time, each stockholder of Vivint Smart Home will receive 209.6849221312 shares of Mosaic Class A common stock for each share of Vivint Smart Home common stock that such stockholder owns. The business combination is subject to the approval of our stockholders, as well as other closing conditions. See “The Merger Agreement”.

Results of Operations

Our entire activity since inception up to September 30, 2019 related to our formation, commencement of Mosaic’s IPO, entering into forward purchase agreement, and, since the offering, our activity has been limited to the search for a prospective initial business combination, and we will not be generating any operating revenues until the closing and completion of our initial business combination. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the period from July 26, 2017 (inception) through December 31, 2017, we had a net loss of approximately $217,000, which consisted solely of general and administrative costs.

For the year ended December 31, 2018, we had a net income of approximately $5.3 million, which consisted of approximately $871,000 in general and administrative expenses, approximately $5,500 in franchise tax expense, approximately $44,000 in income tax expense, offset by approximately $6.2 million in interest income.

For the three months ended September 30, 2019, we had a net income of approximately $715,000, which consisted of approximately $1.7 million in interest income, offset by approximately $617,000 in general and administrative expenses, $50,000 in franchise tax expense, and approximately $354,000 in income tax expense.

For the nine months ended September 30, 2019, we had a net income of approximately $3.6 million, which consisted of approximately $5.9 million in interest income, offset by approximately $982,000 in general and administrative expenses, approximately $145,000 in franchise tax expense, and approximately $1.2 million in income tax expense.

For the three months ended September 30, 2018, we had a net income of approximately $1.5 million, which consisted of approximately $157,000 in general and administrative expenses offset by approximately $1.6 million in interest income.

For the nine months ended September 30, 2018, we had a net income of approximately $3.7 million, which consisted of approximately $519,000 in general and administrative expenses offset by approximately $4.2 million in interest income.

Going Concern

As indicated in the accompanying unaudited condensed financial statements, at September 30, 2019, we had approximately $687,000 in our operating bank account, approximately $9.3 million of interest income from investments held in Trust Account available to fund working capital requirements (subject to an annual limit of $750,000, of which we already withdrew $561,500 during the nine months ended September 30, 2019) and/or to pay for our tax obligations, and working capital of approximately $651,000.

Through September 30, 2019, our liquidity needs have been satisfied through receipt of a $25,000 capital contribution from the Sponsors in exchange for the issuance of the Founder Shares to the Sponsors, $100,000 in loans from the Sponsors, the net offering proceeds not held in the Trust Account which resulted from the consummation of Mosaic’s IPO and the sale of private placement warrants to the Sponsors, and the interest released from Trust Account for working capital (subject to an annual limit of $750,000) of approximately $1.5 million and approximately $1.4 million for taxes obligations since inception.

In addition, in order to finance transaction costs in connection with a business combination, the Sponsors or an affiliate of the Sponsors, or certain of our officers and directors may, but are not obligated to, loan us funds as may be required (“Working Capital Loans”).

In connection with our assessment of going concern considerations in accordance with the Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, management has determined that the mandatory liquidation and subsequent dissolution raises substantial doubt about our ability to continue as a going concern. Management has not recorded any adjustments to the carrying amounts of assets or liabilities after considering the requirement to liquidate after January 23, 2020 if we are unable to complete a business combination.

Related Party Transactions

Founder Shares

On August 15, 2017, we issued an aggregate of 8,625,000 shares of Founder Shares to the Sponsors in exchange for an aggregate capital contribution of $25,000, with each Sponsor purchasing an equal number of Founder Shares. The Sponsors agreed to forfeit an aggregate of up to 1,125,000 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriters. On October 23, 2017, the underwriters exercised their over-allotment option. As a result, the 1,125,000 Founder Shares were no longer subject to forfeiture. The Founder Shares will automatically convert into Class A common stock upon the consummation of a business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

The Sponsors and Mosaic’s officers and directors have agreed not to transfer, assign or sell any of their Founder Shares until the earliest of (a) one year after the completion of the initial business combination, (b) subsequent to the initial business combination, if the last reported sale price of the Mosaic common stock equals or exceeds $12.00 per share (as adjusted) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (c) following the completion of the initial business combination, such future date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public stockholders having the right to exchange their common stock for cash, securities or other property.

Forward Purchase Agreements

We entered into forward purchase agreements with anchor investors (including an affiliate of Fortress Mosaic Sponsor LLC), pursuant to which the anchor investors agreed to purchase an aggregate of 15,789,474 shares of Class A common stock at a purchase price of $9.50 multiplied by the number of Class A common stock purchased (“forward purchase shares”), or approximately $150,000,000 in the aggregate, in a private placement to occur concurrently with the closing of the initial business combination.

In connection with the forward purchase shares sold to the anchor investors, the Sponsors will receive (by way of an adjustment to their existing Founder Shares) an aggregate number of additional Founder Shares equal to one ninth of the aggregate number of forward purchase shares sold to the anchor investors.

If the last reported sale price of the Class A common stock is less than $11.00 (as adjusted for share splits, share combinations and the like) for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the first anniversary of our initial business combination, each anchor investor may purchase from the Sponsors, at a price per share of Class A common stock of $0.01, a number of Class A common stock no greater than (a) the number of forward purchase shares issued and sold to such anchor investor less any forward purchase shares sold by such anchor investor prior to its exercise of the right to purchase such contingent call shares divided by (b) 18 (as adjusted for share splits, share combinations and the like).

The forward purchase agreements also provided that the anchor investors are entitled to a right of first offer with respect to any proposed sale of additional equity or equity-linked securities by us for capital raising purposes in connection with the closing of the initial business combination (other than forward purchase shares) and registration rights with respect to their forward purchase securities.

The forward purchase agreements provided that prior to our initial business combination each anchor investor has the right to designate one individual to be, at its election, either elected as a member of our board of directors or a non-voting observer of our board of directors.

The proceeds from the sale of the forward purchase shares may be used as part of the consideration to the sellers in the initial business combination, expenses in connection with the initial business combination or for working capital in the post-transaction company. These purchases will be required to be made regardless of whether any Class A common stock is redeemed by the public stockholders and are intended to provide us with a minimum funding level for the initial business combination.

The anchor investors will have no right to the funds held in the Trust Account except with respect to any public shares owned by them.

Promissory Note—Related Party

The Sponsors had loaned us an aggregate of $100,000 to cover expenses related to Mosaic’s IPO pursuant to a promissory note. The loan was non-interest bearing, unsecured and due on the earlier of March 31, 2018 or the closing of Mosaic’s IPO. We repaid the promissory note on October 23, 2017.

Related Party Loans

In order to finance transaction costs in connection with a business combination, the Sponsors or an affiliate of either Sponsor, or certain of our officers and directors may, but are not obligated to, provide Working Capital Loans to us as may be required. If we complete a business combination, we would repay the Working Capital Loans out of the proceeds of the Trust Account released to us. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, we may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans, other than the interest on such proceeds that may be released for working capital purposes. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post business combination entity at a price of $1.50 per warrant. The warrants would be identical to the private placement warrants. There were no Working Capital Loans outstanding as of September 30, 2019 and December 31, 2018.

Office Space and Related Support Services

Effective October 18, 2017, we entered into an agreement with an affiliate of one of the Sponsors a monthly fee of $16,875 for office space and related support services.

On October 18, 2017, we agreed to pay a monthly fee of $5,000 for our Chief Financial Officer (“CFO”) commencing on the closing of Mosaic’s IPO, plus a deferred cash payment of $330 per hour, less cumulative monthly fees paid, payable upon completion of our initial business combination or liquidation, whichever occurs first. We had also agreed to pay our CFO according to the agreement for services performed prior to the closing of Mosaic’s IPO. Any deferred cash payment will not be claimed against the Trust Account. Additionally, we will issue Class A common stock to him upon completion of our initial business combination (“Equity Compensation”). The number of shares of Class A common stock to be issued is determined in accordance with an agreed formula, which is estimated to be 8,683 shares as of September 30, 2019. We are not obligated to issue the Equity Compensation if no business combination is consummated.

During the three months ended September 30, 2019 and 2018, we incurred approximately $71,000 and $60,000, respectively, for services provided by related parties in connection with these aforementioned agreements, as reflected in the accompanying unaudited condensed statements of operations. During the nine months ended September 30, 2019 and 2018, we incurred approximately $199,000 and $190,000, respectively, for services provided by related parties in connection with these aforementioned agreements, as reflected in the accompanying unaudited condensed statements of operations.

Fortress Subscription Agreement

In connection with the execution of the merger agreement, certain investment funds managed by affiliates of Fortress Investment Group LLC, an affiliate of one of the Sponsors, entered into a subscription agreement pursuant to which such funds subscribed for 12,500,000 newly-issued shares of common stock to be issued at the closing of the merger. The obligations to consummate the subscription is conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the merger agreement. See “Other Agreements—Subscription Agreements”.

Critical Accounting Policies and Estimates

Class A Common Stock Subject to Possible Redemption

We account for our Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity”. Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. Our Class A common stock features certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, at September 30, 2019 and December 31, 2018, 33,784,066 and 33,427,182 shares of Class A common stock subject to possible redemption at the redemption amount are presented as temporary equity, outside of the stockholders’ equity section of our balance sheets.

Net Income (Loss) Per Share of Common Stock

Our statement of operations includes a presentation of income per share for common stock subject to redemption in a manner similar to the two-class method of income per share.

Net income per common stock, basic and diluted for Class A common stock for three and nine months ended September 30, 2019 are calculated by dividing the interest income earned on the Trust Account, net of funds available to be withdrawn from trust for working capital (subject to an annual limit of $750,000) and tax payable purposes, resulted in a total of approximately $955,000 and $3.8 million, respectively, by the weighted average number of Class A common stock outstanding for the period. Net income per common stock, basic and diluted for Class A common stock for the three and nine months ended September 30, 2018 are calculated by dividing the interest income earned on the Trust Account, net of funds available to be withdrawn from the Trust Account for working capital (subject to an annual limit of $750,000) and tax payable purposes, resulted in a total of approximately $1.5 million and $3.7 million, respectively, by the weighted average number of Class A common stock outstanding for the period.

Net income (loss) per common stock, basic and diluted for Class F common stock for the three and nine months ended September 30, 2018 and 2019 are calculated by dividing the net income, less income attributable to Class A common stock by the weighted average number of Class F common stock outstanding for the period.

We comply with accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share”. Net loss per share of common stock is computed by dividing net loss applicable to common stockholders by the weighted average number of common stock outstanding for the period. We have not considered the effect of the warrants sold in Mosaic’s IPO (including the consummation of the over-allotment) and private placement to purchase an aggregate of 17,433,334 shares of Class A common stock in the calculation of diluted loss per share, since their inclusion would be anti-dilutive under the treasury stock method at September 30, 2018 and 2019.

Recent Accounting Pronouncements

Our management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on our financial statements.

Off-Balance Sheet Arrangements

As of December 31, 2018 and September 30, 2019, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

Quantitative and Qualitative Disclosures About Market Risk

All activity through September 30, 2019 related to our formation and the Initial Public Offering and identifying and evaluating prospective acquisition targets for an initial business combination. On January 2, 2018, the net proceeds of the Initial Public Offering and the sale of the private placement warrants held in the Trust Account were invested in U.S. government treasury bills with a maturity of 180 days or less. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk. Prior to 2018, such proceeds were not invested and were held in a non-interest-bearing Trust Account.

We have not engaged in any hedging activities since our inception. We do not expect to engage in any hedging activities with respect to the market risk to which we are exposed.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF MOSAIC

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of Mosaic’s Class A common stock and Class F common stock, as of [●], 2019, the record date for the Mosaic Special Meeting, for (1) each person known by Mosaic to be the beneficial owner of more than 5% of Mosaic’s outstanding common stock, (2) each member of Mosaic’s board of directors that beneficially own Mosaic common stock, (3) each of Mosaic’s named executive officers that beneficially own Mosaic common stock and (4) all of the members of Mosaic’s board of directors and Mosaic’s executive officers as a group. As of [●], 2019, Mosaic had 34,500,000 shares of Class A common stock outstanding, owned by [●] holders of record, and 8,625,000 shares of Class F common stock outstanding, owned by [3] holders of record.

The number of shares and the percentages of beneficial ownership below are based on the number of shares of Mosaic common stock issued and outstanding as of [●], 2019. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, Mosaic deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable within 60 days of [●], 2019. Mosaic did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned common stock.

	Class A		Class F
Name of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percentage of Class	Number of Shares Beneficially Owned (2)	Percentage of Class
Principal Stockholders:
Mosaic Sponsor, LLC (3)	—	—	4,297,500	49.83%
Fortress Mosaic Sponsor LLC (4)	—	—	4,297,500	49.83%
1992 MSF International Ltd. (5)	2,849,700	8.26%	—	—
Deutsche Bank Securities Inc. (6)	2,262,506	6.56%	—	—
Davidson Kempner Capital Management LP (7)	2,000,000	5.80%	—	—
Arrowgrass Capital Services (US) Inc. (8)	2,000,000	5.80%	—	—
Fir Tree Capital Management LP (9)	1,800,000	5.22%	—	—
Directors and Named Executive Officers:
David M. Maura (3)	25,000	*	4,297,500	49.83%
Eugene I. Davis	—	—	30,000	*
Tyler Kolarik	5,000	*	—	—
Directors and executive officers as a group (6 individuals)	30,000	*	8,625,000	100.00%

*	Less than one percent.
(1)

This table is based on 43,125,000 shares of Mosaic common stock outstanding at [●], 2019, of which 34,500,000 were shares of Class A common stock and 8,625,000 were shares of Class F common stock. Except as described in the footnotes below and subject to applicable community property laws and similar laws, Mosaic believes that each person listed above has sole voting and investment power with respect to such shares. Unless otherwise noted, the business address of each of the following entities or individuals is c/o Mosaic Acquisition Corp., 375 Park Avenue, New York, New York 10152.
(2)

Shares of Class F common stock are referred to as “Founder Shares”. The Founder Shares will convert into Class A common stock at the time of the merger, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. Excludes Class A common stock issuable pursuant to any forward purchase agreements, as such shares will only be issued concurrently with the closing of the merger. Beneficial ownership of Class F common stock reflected in this table has not been also reflected as beneficial ownership of the Class A common stock into which such shares may be converted.

(3)	The shares beneficially owned by Mosaic Sponsor, LLC may also be deemed to be beneficially owned by Mr. Maura.
(4)

Represents the interest directly held by Fortress Mosaic Sponsor LLC. The managing member of Fortress Mosaic Sponsor LLC is Principal Holdings I LP, a Delaware limited partnership, whose general partner is FIG Asset Co. LLC, a Delaware limited liability company, whose sole member is Fortress Investment Group LLC, a Delaware limited liability company. The address of Fortress Mosaic Sponsor LLC and each of the entities listed above is 1345 Avenue of the Americas, New York, New York 10105.

(5)

According to Schedule 13G, filed on February 14, 2019 by 1992 MSF International Ltd and Highbridge Capital Management, LLC, the business address of such parties is 40 West 57th Street, 32nd Floor, New York, New York 10019. According to Schedule 13G, Highbridge Capital Management, LLC is the trading manager of 1992 MSF International Ltd.

(6)

According to Schedule 13G, filed on February 14, 2019 by Deutsche Bank Securities Inc. on behalf of Deutsche Bank AG, the business address of Deutsche Bank AG is Taunusanlage 12, 60325 Frankfurt am Main, Federal Republic of Germany.

(7)

According to Schedule 13G, filed on October 19, 2017 by Davidson Kempner Partners, Davidson Kempner Institutional Partners, L.P., Davidson Kempner International, Ltd., Davidson Kempner Capital Management LP, Thomas L. Kempner, Jr. and Robert J. Brivio, Jr., the business address of such parties is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. According to such Schedule 13G, Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the SEC (“DKCM”), acts as investment manager to each of Davidson Kempner Partners (“DKP”), Davidson Kempner Institutional Partners, L.P. (“DKIP”), and Davidson Kempner International, Ltd. (“DKIL”). DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. Messrs. Thomas L. Kempner, Jr. and Robert J. Brivio, Jr., who are managing members of DKCM, are responsible for the voting and investment decisions relating to the securities held by DKP, DKIP and DKIL.

(8)

According to Schedule 13G, filed on February 14, 2018 by Arrowgrass Capital Partners (US) LP and Arrowgrass Capital Services (US) Inc., the business address of such parties is 1330 Avenue of the Americas, 32nd Floor, New York, New York 10019. According to such Schedule 13G, Arrowgrass Capital Partners (US) LP, a Delaware limited partnership, serves as the investment manager to certain funds and/or accounts with respect to the shares of Class A common stock directly held by such funds and/or accounts. Arrowgrass Capital Services (US) Inc. serves as the general partner of Arrowgrass Capital Partners (US) LP with respect to the Class A common stock held by such funds and/or accounts.

(9)	According to Schedule 13G, filed on February 14, 2018 by Fir Tree Capital Management LP, the business address of such party is 55 West 46th Street, 29th Floor, New York, New York 10036.

Mosaic’s Sponsors, together with one of Mosaic’s independent directors, beneficially own, on an as-converted basis, approximately 20% of its Mosaic common stock and have the right to elect all of Mosaic’s directors prior to the merger as a result of holding all of the Founder Shares. Holders of shares of Class A common stock will not have the right to elect any directors to Mosaic’s board of directors prior to the merger.

On August 15, 2017, Mosaic issued an aggregate of 8,625,000 Founder Shares to its Sponsors in exchange for an aggregate capital contribution of $25,000. In October 2017, Mosaic’s Sponsors transferred an aggregate of 30,000 Founder Shares to one of Mosaic’s independent directors for their original purchase price.

Mosaic’s Sponsors, together with one of Mosaic’s independent directors, currently own 8,625,000 Founder Shares.

In connection with the consummation of Mosaic’s IPO, Mosaic’s Sponsors purchased an aggregate of 5,933,333 private placement warrants at a price of $1.50 per private placement warrant (or $8,900,001 in the aggregate) in a private placement. Each private placement warrant entitles the holder to purchase one share of Class A common stock at $11.50 per share. The foregoing table does not reflect record or beneficial ownership of the private placement warrants as they are not exercisable within 60 days of [●], 2019.

Information about Vivint Smart Home

References in this section to “we”, “our”, “us”, the “Company”, or “Vivint Smart Home” generally refer to Vivint Smart Home, Inc. and its consolidated subsidiaries. Vivint Smart Home’s Business

We are a smart home technology company. Our mission is to redefine the home experience through intelligently designed cloud-enabled solutions delivered to every home by people who care. Our brand name, Vivint, represents “to live intelligently”, and our solutions help our subscribers do just that.

Creating a true smart home experience requires an end-to-end platform designed to drive broad consumer adoption. Our smart home platform is comprised of the following five pillars: (1) our Smart Home Operating System; (2) our AI-driven smart home automation and assistance software; Vivint Assist, (3) our portfolio of proprietary, internally developed smart devices; (4) our curated yet extensible partner-neutral ecosystem; and (5) our people delivering tech-enabled premium services, including consultative selling, professional installation, and support.

Our leading smart home platform currently has over 1.5 million subscribers and manages over 20 million in-home devices, processing over 1.5 billion home activity events each day, as of September 30, 2019. Using our solution, subscribers are able to interact with all aspects of their home with their voice or any mobile device—anytime, anywhere. They can engage with people at their front door; view live and recorded video inside and outside their home; control thermostats, locks, lights, and garage doors; and proactively manage the comings and goings of family, friends, and strangers. Our subscribers engage with our smart home apps approximately seven times per day on average.

The smart home market is an expanding global opportunity and in the very early stages of broad consumer adoption. We believe the smart home market is experiencing rapid evolution, which can be divided into three phases. The first phase is represented by the proliferation of stand-alone smart devices. The second phase takes those devices and connects them to the home. The third and final phase, which we believe is the most pivotal phase in the market’s evolution, takes smart home technology and applies it to create a continually learning, automated, seamlessly integrated smart home experience.

The connected home, the second phase, has a multitude of devices and an operating system to coordinate them all within a single unified system. But integrating numerous different devices from different manufacturers that were not designed to work together is difficult, and often results in an experience that is complex, inconsistent, and unreliable. Moreover, DIY solutions put a large burden on homeowners to accurately and correctly install and support so many devices themselves. And while whole-home automation is possible, it requires users to write individual rules for each and every circumstance. Mass adoption of the connected home by those other than technology enthusiasts has been limited. Our software within the devices, in the cloud, and in our app all work together to help mainstream consumers simply and easily manage their homes.

We believe that we are in a critical transition period from the second phase to the third phase, where the key challenges related to the connected home offerings are overcome by a smart home experience, which we enable through our end-to-end smart home platform.

In this third phase, a smart home continuously learns and adapts to user behavior and preferences and delivers a more automated, personalized experience, powered by artificial intelligence technology. To achieve broad consumer adoption, we believe that smart home solutions must deliver a truly intelligent experience, not just a remote control of the home. Our cloud-enabled software solution understands the state of the home and its occupants, interacts with users to enable awareness and control, and takes coordinated action with minimal user effort. We believe that Vivint Smart Home is best positioned to capitalize on the mass market opportunity of the smart home.

Our technology and people are the foundation of our business model. Our trained professionals educate consumers on the value and affordability of a smart home, customize a solution for their homes and needs, teach them how to use our platform and enhance their experience, and provide ongoing tech-enabled services to manage, monitor, and support their smart home. We have developed proprietary technology that enables our people to provide these consultative sales, installation, and support services to our subscribers more effectively and efficiently, delivering a powerful end-to-end smart home experience.

We have developed and launched over 10 proprietary devices since 2010, all designed to seamlessly integrate into a comprehensive smart home solution. These devices are the critical end points of the smart home experience, and our broad device portfolio enables our subscribers to achieve a comprehensive experience, across the entire home. The software inside these devices, in combination with our cloud-based software and mobile apps, comprises the Smart Home Operating System that knits these elements together to intuitively enable otherwise complex use cases that help address real-world problems. We also allow a select number of third-party stand-alone devices into our ecosystem if doing so enhances the smart home experience for our subscribers. These may be devices that have a large installed base or that have unique capabilities, such as voice assistants. In particular, we will often include competing stand-alone devices in our ecosystem to offer our subscribers choices. Regardless, we ensure that all partner devices are seamlessly integrated into our Smart Home Operating System, and that we are able to manage and support them as well as our own proprietary devices. Our subscribers trust us to professionally install, monitor, and support our devices. As of September 30, 2019, on average each subscriber had over 14 devices strategically placed in their home. Because our Smart Home Pros install the right devices in the right places in the home, we are able to collect superior data and generate unique insights, to improve the smart home experience for our users. We believe we are able to provide a much more complete picture of home activity than any of our competitors.

Our AI-driven smart home automation and assistance software, Vivint Assist, uses the data from our devices and partner devices to enable our subscribers to have a true smart home experience. We believe that we have the broadest, deepest, and purest home activity dataset, which we use to understand the state of the home in real time. This enables us to intelligently manage the residence on the homeowners’ behalf, while still keeping them informed and in full control. Moreover, our software learns from every interaction, enriching our platform and making the smart home experience smarter. We believe that no other company is as well positioned to capitalize on the opportunity to make the true smart home a reality.

The smart home requires an operating system that is always on, reliable, able to process large streams of incoming data, and protected by enterprise-trade security. Our Smart Home Operating System does all of this, while delivering a seamless and intuitive end-user experience. In addition to dedicated in-home touchscreens and our comprehensive integrations with voice-control devices, we provide apps for Android and iOS mobile devices, as well as a web-based application for access from desktop and laptop computers. Leveraging software running in the home, in the cloud, and on users’ mobile devices, our operating system manages real-time communications across the system, executes rule-based actions and notifications, and provides a means for users to interact with their homes anywhere, anytime, and on any device. We deliver new functionality continually, deploying weekly updates to our software. We also push firmware updates to smart home devices throughout the year to deliver new functionality and improve device performance. We believe that continuously improving the smart home experience both increases the lifetime value of our current subscribers and attracts new subscribers.

Our Smart Home as a Service business model generates subscription-based, high-margin recurring revenue from subscribers who sign up for our smart home services. We continue to focus on technology, service, and business model innovation to provide superior customer experience, from the time of first contact to the day-to-day experience.

In 2017, we made a strategic decision to offer Vivint Flex Pay to consumers as a part of our business model innovation, providing benefits to both our subscribers and our company. Vivint Flex Pay provides greater subscriber accessibility by enabling qualified customers to purchase smart home devices with unsecured financing either through a third party financing partner or through us, in most cases at zero percent annual percentage rate, or APR for qualified customers. The launch of Vivint Flex Pay has enabled us to expand our market opportunity by reducing upfront cash required to acquire new subscribers. Vivint Flex Pay has also improved our unit economics, increased contract length, reduced our balance sheet risk, and improved the capital efficiency of our business. Today, Vivint Flex Pay is an important driver of our subscriber retention strategy. Vivint Flex Pay has also improved our subscriber economics with an Average Subscriber Lifetime of 92 months (approximately 8 years), as of September 30, 2019, based on our expected long-term annualized attrition rate of 13%.

Our go-to-market strategy is based on directly educating consumers about the value and benefits of a smart home experience. We reach consumers through a variety of highly efficient customer acquisition channels, including our direct-to-home, national inside sales, and retail partnerships programs. We continue to scale these efforts through our proprietary operations technology, by launching new and innovative products and services, and by building out our consultative sales channels. Our nationwide sales and service footprint covers 98% of U.S. zip codes. We continue to strengthen our relationships with existing subscribers by offering them the ability to use Vivint Flex Pay to finance upgrades of their existing system and to add new devices and features to their smart homes as our portfolio of offerings expands.

As of September 30, 2019, we have over 1.5 million subscribers. During the nine months ended September 30, 2018 and 2019, we generated revenue of $773.9 million and $848.1 million, respectively along with a net loss of $353.0 million and $307.5 million, respectively. As of September 30, 2019, we had approximately $3.2 billion of total debt outstanding.

Our Industry

The smart home market is large and growing rapidly. There were over 160 million households in the United States and Canada in 2018. With over 1.5 million subscribers as of September 30, 2019, our smart home penetration is only 1% of our current total estimated addressable market in the United States and Canada alone. Given the rapid pace of technological development in our industry, we believe it is likely that the total addressable market will continue to expand. The ability to address the cost issue, among other things, can potentially increase smart home penetration in the future.

To date, the market has seen some early penetration from stand-alone devices with relatively narrow capabilities. These products have attracted early adopters and technology enthusiasts but have not adequately met the deeper need for a fully integrated smart home experience. These devices generally require do-it-yourself installation, do not integrate well with other devices, and have been designed with a single use case in mind. Generally, each device has its own mobile application, making installation and interoperability difficult for those consumers who do attempt to further their journey and install more devices in their home. As more and more devices have come to market, consumer demand for a central operating system that can better manage and integrate those devices has grown.

The connected home has a multitude of devices and requires an operating system to coordinate them all within a single unified system. But integrating many different devices from different manufacturers that were not designed to work together is difficult, and often results in an experience that is complex, inconsistent, and unreliable. Moreover, DIY solutions put a large burden on homeowners to install and support many devices themselves. And while whole-home automation is possible, it requires users to write individual rules for each and every circumstance. These DIY solutions also often require a high upfront cost, which can be prohibitively expensive for certain customers. For these reasons, mass adoption of the connected home by those other than technology enthusiasts has been limited.

As previously discussed, the next phase of the evolution of the connected home will be the smart home. Just as Apple and iOS enabled entirely new kinds of applications and use cases for the smart phone, we believe that our Smart Home Operating System will be the foundation for the full smart home experience and will enable many new business models that are based on streamlining various experiences in and around the home in innovative ways.

We believe there is a significant opportunity for companies to provide the end-to-end smart home experience. A successful smart home company must be able to provide the following:

•	An end-to-end solution with a comprehensive integration of technology and people;

•	A cloud-enabled operating system that provides a seamless and intuitive smart home experience;

•	A portfolio of compelling use cases orchestrated across multiple devices and leveraging artificial intelligence for adaptive and personalized automation;

•	A broad suite of smart devices designed to work as part of a comprehensive smart home;

•	An extensible platform complete with deep partner integrations of popular stand-alone devices;

•	Local professional services to educate consumers and to install and support devices in every home; and

•	A trusted relationship with consumers, who expect their sensitive home data to be kept private.

We believe that our fully integrated, end-to-end product, sales and service approach successfully addresses these key points of friction, and positions us to drive broad consumer market adoption.

Our Smart Home Platform

We believe that our integrated, end-to-end approach successfully addresses the above requirements.

End-to-End Platform Built to Drive Broad Market Adoption

Our purpose-built platform has the components required to deliver on the promise of a true smart home experience. Our technology and people are the foundation of our solution.

Our technology seamlessly integrates in-home devices and cloud-enabled services to deliver an experience that addresses real-world problems. From answering the door remotely to automating the temperature settings in a home environment, our smart home technology meets customers’ needs for convenience and control.

We believe that our purpose-built end-to-end platform best positions Vivint Smart Home to deliver on the promise of broad market smart home adoption.

Cloud-Enabled Smart Home Operating System

Our cloud-enabled Smart Home Operating System delivers a seamless, easy-to-use, and intuitive smart home experience. Leveraging software running in the home, in the cloud, and on customers’ mobile devices, our operating system securely manages real-time communications across the system, executes rules and notifications triggered by defined home-related events, and provides a means for users to interact with their homes from around the globe. In addition to dedicated in-home touchscreens and our comprehensive integrations with voice-control devices, we provide apps for Android and iOS mobile devices, as well as a web-based application for access from desktop and laptop computers.

Providing a seamless experience covering a multitude of separate devices is of critical importance in moving beyond individual devices to a more comprehensive solution that can help address real-world problems.

For instance, when someone comes to the front door, the homeowner may want to let them into the house. This requires a doorbell camera, lighting, locks, the security system, and possibly a garage door controller and interior cameras to all work gracefully together. Our Smart Home Operating System does just this, enabling a multitude of use cases in a simple and intuitive fashion. Moreover, it helps ensure that all of the mundane tasks of device management—security, firmware upgrades, telemetry, diagnostics, and more—are taken care of, so that the system is as reliable as possible.

We began installing comprehensive connected home solutions in 2010, and these quickly became the choice of the majority of our new subscribers and the clear focus of our company. We believe that our experience in this space—understanding consumers and the challenges of making a connected home into something seamless and reliable—sets us apart from our competitors.

Software-Enabled Smart Home Devices

We have developed and launched over 10 proprietary smart home devices since 2010. These devices are the end points of the smart home experience we offer. The software inside these devices, combined with our cloud-based software and mobile apps, enables our Smart Home Operating System to collect and combine end-point data into complex use cases that help consumers to address real-world problems. In particular, our devices are designed to work as part of a comprehensive system, with features and capabilities that only make sense in that context, and which are often not present on devices designed primarily for individual purchase and use.

Using the Smart Hub or the Vivint Smart Home App, our subscribers can connect to and communicate with their in-home devices, either from within the home or on-the-go. The Vivint Element Thermostat makes sure that the home environment is both comfortable and energy efficient, while the Vivint Smart Drive provides users with 24/7 DVR and personalized, local cloud storage. Our range of other devices, including cameras, door and window sensors, motion sensors, tilt sensors, glass break detectors, key fobs, medical pendants, carbon monoxide detectors, flood sensors, and lamp modules, extend the smart home experience to every part of the home, connecting users to their environments in new ways.

Our subscribers trust us to professionally install, monitor, and currently support an average of over 14 devices strategically placed in each home. Because our Smart Home Pros install the right devices in the right places, we are able to collect superior data and generate insights, enabling us to provide a much more complete picture of home activity than any of our competitors and to improve the smart home experience for our users.

Our Curated Partner Ecosystem

We allow a limited number of stand-alone devices into our ecosystem if doing so enhances the smart home experience for our subscribers. These may be devices that have a large installed base or that have unique capabilities, such as voice assistants. Using the Google Home and Amazon Alexa integrations, for example, subscribers can talk to their Smart Home Operating System, asking the system to play their favorite songs, while making sure that their garage doors are closed, and their locks are secured, along with other system functionality. In particular, we will often include competing stand-alone devices in our ecosystem to offer our subscribers choice.

Every device we support in our ecosystem is seamlessly integrated with both our Smart Home Operating System and our tech-enabled services. This curated, partner-neutral ecosystem is designed to provide our subscribers with a worry-free end-to-end experience from sale to installation through a lifetime of use and support.

Because our platform is the hub for an easy-to-use, end-to-end smart home experience, partners have sought us out and have enjoyed continued success through joint selling efforts. Through our ongoing partnership program, both Amazon and Google have been able to sell a large amount of connected smart home devices. We have found that enabling users to add their preferred devices only enhances their connected home experience. Additionally, adding more devices in each home enables our system to gather and learn from even more data points, leading to a better overall experience for users. Our partnerships with Google and Amazon are examples of the neutral approach we take in building our ecosystem. As both companies create competing voice-control platforms for a variety of tasks, we enable our subscribers to use either, or both, as part of their smart home. As the smart home market develops further, we believe that our platform will form the core of the home ecosystem, whereby businesses get new ways to streamline connections with customers in their living environments. In this regard, we will not only own the system powering the smart home, but we will also form strategic partnerships that will deepen the overall smart home experience. We expect these partnerships will help us protect and gain more market share.

AI-Driven Smart Home Automation and Assistance Software

We believe that our AI-driven smart home automation and assistance software, Vivint Assist, is a key differentiator that improves the customer experience and engagement by predicting and reacting to users’ needs, we believe which ultimately accelerates consumer adoption.

Our AI-driven smart home automation and assistance software, Vivint Assist, uses the data from our devices and our partner devices to enable our subscribers to have a true smart home experience. We have a relatively consistent set of devices installed across our subscribers’ homes, and are focused on building high-performing models for Vivint Assist to understand the state of the home and to take or suggest action on the customer’s behalf. This in turn provides us with the opportunity to use feedback from our customers’ response to this interaction to further refine our models.

We believe that we have the broadest, deepest, and purest home activity dataset, which we use to understand the state of the home in real time. That enables us to intelligently manage the residence on the homeowners’ behalf, while still keeping them informed and in full control. Vivint Assist processes home events such as interactions with lights, locks, thermostats, touchscreens, voice-control devices, and door and motion sensors; thermodynamic data such as interior and exterior temperature and heating/cooling duty cycles; location data from mobile devices; and users’ interactions with Vivint Assist itself.

Moreover, our software learns from every interaction, enriching our platform and making the smart home experience smarter. We believe that no other company is as well positioned as Vivint Smart Home to capitalize on the opportunity to make the true smart home a reality.

Local Tech-Enabled Services to Educate, Manage and Support the Smart Home

Our trained professionals educate consumers on the value and affordability of a smart home, customize a solution for their homes and needs, teach them how to use our platform and enhance their experience, and provide ongoing tech-enabled services to manage, monitor, and support their smart home. We have developed proprietary technology that enables our people to provide these consultative sales, installation, and support services to our subscribers more effectively and efficiently, delivering a powerful end-to-end smart home experience. Our teams bring significant domain expertise when it comes to troubleshooting and fixing issues that may arise within a smart home across devices and platforms. Our direct relationship gives us a real-time view into their smart home needs, which provides us with a distinct competitive advantage that enhances our agility and responsiveness to consumer needs. Our end-to-end platform allows us to be our customers’ trusted support system.

We are the company that we are today because of the people that make up our team. We are proud of the culture we have built around innovation and subscriber centricity. Innovation also permeates our subscriber-centric approach.

When it comes to creating a smart home experience, we believe many individuals want and need the help of professional installation teams to set up the technology and to ensure that it is fully functional, which is why our installation teams are a vital part of Vivint’s service. Whether our tech-enabled Smart Home Pros connect with our customers on the phone or in person, these individuals do their best to inform consumers on how Vivint Smart Home can help customize their living environments to meet their unique smart home needs. In contrast to DIY programs, we provide a premium experience complete with ongoing tech-enabled service and support.

Many companies can make a sale, but few are able to provide a continuous, end-to-end experience over time. Providing the best possible smart home experience is what drives us as a company, and that is why we are focused on continually educating and supporting our subscribers for the long run. Providing a truly comprehensive and customizable smart home experience requires ongoing tech-enabled support, which we provide through our consultative sales, professional installation and customer support teams. These teams exist because we want to ensure that our subscribers are cared for over the duration of their time with Vivint, which is currently approximately 8 years, on average, as of September 30, 2019.

High-Performing Scalable Economic Model

We believe our end-to-end solution, long-term customer relationships, and subscription-based, high-margin recurring revenues drive significant long-term value.

Our business is driven by the acquisition of new subscribers and by managing our existing subscriber base. The acquisition of new subscribers requires significant upfront investment, which in turn generates predictable, high-margin recurring revenue (with approximately 74% net service margins for the nine months ended September 30, 2019) from our cloud-enabled smart home solutions. This high-visibility, high-margin revenue comes from selling our solution and accompanying smart home devices to our subscribers. Therefore, we focus our investment decisions on acquiring new subscribers in the most cost-effective manner while striving to maximize existing subscriber retention and lifetime.

We drive long-term subscriber retention through our high-quality subscriber experience, from the time of first contact to day-to-day use. For example, our subscribers engage with our smart home apps on average seven times per day. To provide even greater subscriber accessibility and affordability to the platform and improve our cash flow economics, we launched Vivint Flex Pay in 2017. Vivint Flex Pay enables qualified subscribers to purchase smart home devices with unsecured financing either through a third-party financing partner or through us, in most cases at zero percent APR. Our Vivint Flex Pay subscribers that utilize a third-party financing provider invest on average approximately $1,500 in our products and related installation, further incentivizing long-term retention.

We have made it a primary focus to retain our existing subscribers. Our retention improves as our subscribers enter into longer term contracts. Although there are costs to acquiring new subscribers, because we operate on a recurring revenue-based model, acquiring subscribers results in cumulative value generation that compounds and accrues over time.

We will continue investing in innovative technologies that we believe will make our platform more valuable and engaging for subscribers, and we intend to continue investing in new subscriber acquisition channels to further improve the economics of our business model. We will also continue working to improve the lifetime value of our customers and the unit economics of our business by continually enhancing the smart home experience.

Our Customers

We had over 1.5 million subscribers in North America as of September 30, 2019.

Our business is not dependent on any single subscriber or a few subscribers, the loss of which would have a material adverse effect on the respective market or on us as a whole. No individual subscriber accounted for more than 1% of our consolidated 2018 revenue.

Privacy and Security

Our subscribers use our products and services to provide them with peace of mind for the things that matter most to them—their families and homes. This requires our devices to be professionally installed and deployed throughout their homes, and requires our solutions to collect and manage information about our subscribers’ home activity. Much of the information that our technology manages on our subscribers’ behalf, including sensor data, video, and the insights gleaned by our AI-driven smart home automation and assistance software, Vivint Assist, is sensitive and private, and we take our responsibility to protect this information seriously. Most importantly, we use this data and the insights we generate from it to improve the smart home experience. Our subscribers trust us to help them manage their homes, which we consider a unique relationship that we strive to strengthen.

Subscriber Contracts

We seek to ensure that our subscribers understand our smart home experience, along with the key terms of their contracts by conducting two surveys with every subscriber. The first survey is conducted live via telephone prior to the execution of the contract and professional installation, and the second survey is conducted on-line after the installation is completed. The telephonic survey is recorded and stored, along with the on-line survey in our subscriber relationship management and billing system software, or CRM software, enabling easy access and review.

Types of Contracts

When signing up for our services, subscribers currently have three options to pay for their products and associated installation: payment-in-full, or consumer financing either through our consumer financing program (the “CFP”) provided to qualified U.S. subscribers in partnership with our third-party financing providers, or under retail installment contract programs (“RICs”). For those who choose to pay in full at the time of signing, we receive cash (paid by the customer through various means, including check, automated clearing house debit, or credit or debit card) for the full amount of the purchase of products and related installation. We also receive recurring revenue for Services on a month-to-month basis from these subscribers. In 2018, 58% of new subscribers opted to sign up under our CFP. When a subscriber signs up under this program, we receive cash from the third-party financing provider for the subscriber’s purchase of products and the related installation costs. For certain third-party provider loans, we pay a monthly fee based on either the average daily outstanding balance of the loans or the number of outstanding loans, depending on the third-party financing provider. Additionally, we share in liabilities for credit losses depending on the credit quality of the customer. For other third party loans, we receive net proceeds (net of fees and expected losses) for which we have no further obligation to the third-party. We believe that the CFP helps to make the smart home experience more affordable and approachable for qualified customers, and it also helps to preserve the health of our balance sheet. Our last financing option is a RIC, which is available to U.S. subscribers who do not qualify for the CFP based on their credit profile, and all Canadian subscribers. When a customer signs up for a RIC, we record a note receivable from the customer for the purchase of products and related installation, minus risk-adjusted imputed interest, and this revenue is deferred and recognized over the life of the contract. We are planning to add additional financing partners in order to maximize the number of subscribers who are able to obtain financing through third-party partners and to move this risk off our balance sheet.

Term and Termination

Historically, we have generally offered contracts to subscribers that range in length from 36 to 60 months, subject to automatic monthly renewal after the expiration of the initial term. Since the beginning of 2013, a majority of new subscribers have entered into 60-month contracts. As a result, our average initial contract length has increased over time, reaching an average of 50 months as of December 31, 2018. Subscribers have a right of rescission period prescribed by applicable law during which such subscriber may cancel the contract without penalty or obligation. These rescission periods range from 3 to 15 days, depending on the jurisdiction in which a subscriber resides. As a company policy, we provide new subscribers 70 years of age and older a 30-day right of rescission. If the subscriber rescinds during the applicable rescission period under the terms of the contract, the subscriber is required to return the applicable equipment. Once the applicable rescission period expires, the subscriber is responsible for the monthly services fees under the contract.

Other Terms

We provide our subscribers with maintenance free of charge for the first 120 days. After 120 days, we will repair or replace defective smart home devices without charge, but we typically bill the subscriber a charge for each service visit. If a utility or governmental agency requires a change to our platform or tech-enabled service after installation of the system, the subscriber may be charged for the equipment and labor associated with the required change. We also charge certain subscribers a monthly fee related to the cost of maintaining our cellular communication network.

We do not provide insurance or warrant that the system will prevent a burglary, fire, hold-up or any such other event. Our contracts limit our liability to a maximum of $2,000 per event and, where permissible, provide a one-year statute of limitations to file an action against us. We may cease or suspend tech-enabled monitoring and repair service due to, among other things, work stoppages, weather, phone service interruption, government requirements, subscriber bankruptcy or non-payment by subscribers after we have given notice that their service is being canceled due to such non-payment.

Sales and Marketing

We acquire subscribers primarily through our direct-to-home (“DTH”), and national inside sales (“NIS”) channels. We are currently testing out several retail partnerships to determine the optimal format for this channel. Regardless of channel, our tech-enabled sales professionals always take a consultative approach to the sales process, educate potential subscribers on the benefits of smart home technology, and tailor a solution that serves each subscriber’s needs. This consultative sales process has enabled us to achieve a high adoption rate of our smart home solutions. We are continually evaluating ways to improve subscriber acquisition efficiency across all of our sales channels. For the year ended December 31, 2018, we acquired over 300,000 new subscribers; of these new subscribers, 55% joined through our DTH, and 41% were brought on through NIS.

Marketing Strategy

We leverage the Vivint brand across all our channels. We invest in certain marketing strategies which amplify the brand and awareness of our solutions, including through general paid media outlets. Vivint Smart Home also has exclusive brand naming rights for the Vivint Smart Home Arena, home of the NBA’s Utah Jazz.

Direct-to-Home Sales

Our direct-to-home tech-enabled sales team is comprised of up to 4,500 representatives at our peak selling season working across select markets throughout North America. DTH representatives visit consumers in their homes, providing interested individuals with an in-depth description of our offerings. They benefit from our recruiting and training programs designed to promote sales productivity. Markets are selected each year based on a number of factors, including demographics, population density and our past experience selling in these markets. Because expenses associated with our direct-to-home sales channels are directly correlated with new subscriber acquisition, the majority of the costs associated with this channel are variable and can scale with customer acquisition. We also have a program whereby a number of direct-to-home sales representatives reside in certain select markets and sell in those markets on a year round basis. We expect the number of new subscriber contracts generated through this program to continue to increase over time.

National Inside Sales

Our national inside sales channel provides a consultative experience for consumers who contact us. Driven by increasing brand awareness and marketing effectiveness, the number of new subscribers acquired through this channel in 2018 increased 15% compared to 2017.

The national inside sales team utilizes leads generated through multiple sources, both digital and traditional, including paid, organic and local search and display advertising. We believe that we will continue to experience strong growth in this channel, as our brand awareness improves and customers’ understanding of the smart home increases. Customers originated through our national inside sales channel has grown as a percentage of our total originations from approximately 10% in 2009 to approximately 41% for the year ended December 31, 2018.

Retail

We are currently running several retail partnerships pilot programs, with the goal of adding an additional subscriber acquisition channel that will allow us to offer a consultative sales experience while preserving our unit economics. Our retail partnership pilots are built on a variable-cost model. Through these pilots, we hope to reach additional consumers that have not yet considered purchasing a smart home, those that have already purchased a device that has not met their expectations, and those that want to experience and buy smart home solutions in a traditional retail setting. Given the success of our existing DTH and NIS efforts, our retail pilots are built to provide interested subscribers with a strong understanding of the technology and service components of our smart home experience, in a retail setting, on a scalable, variable-cost basis.

Our end-to-end solution includes a dedication to providing a smart home experience, complete with tech-enabled service and support. We have structured our organization and our operations in a way that allows us to maximize efficiency and prioritize the subscriber experience, which is why we have built a successful brand and generated high subscriber satisfaction ratings over time.

In-Home Service

We deploy full-time in-home tech-enabled service professionals (“Smart Home Pros”) throughout North America to provide prompt tech-enabled service to our subscribers, on an as-needed basis. Our in-home service professionals are highly trained to address maintenance and service issues. Using our proprietary, in-house sales and service technologies—TechGenie—they are able to schedule service and installation appointments in real-time, thus maximizing subscriber satisfaction and minimizing friction in the subscriber relationship. This dimension of our offering personalized in-home support is key to our end-to-end solution, and we believe that providing personalized smart home service will be an integral part of meeting the needs of the broader consumer market.

Customer Service and Monitoring

Our tech-enabled customer service centers operate around the clock, year round, without exception. All employees who work in customer service undergo training on billing and service-related questions. Customer service representatives are required to pass background checks and, depending upon their job function, may require licensing.

Our two central monitoring facilities are located in Utah and Minnesota and are fully able to be primary backups for each other and operate 24 hours a day, 7 days a week, year-round—including on holidays. All professionals who work in our monitoring facilities undergo comprehensive training and are required to pass background checks and, in certain cases, licensing tests or other checks to obtain the required licensing.

Billing and Collections

Our billing and collections representatives are located in our Utah offices. We cross-train these representatives to also handle general customer service inquiries with the goal of improving the customer experience and to increase personnel flexibility. Billing and collections representatives are also required to pass background checks and, depending upon their job function, may also require licensing by the state of Utah. A majority of our subscribers pay electronically either via ACH, credit or debit card. A subscriber who pays electronically is generally placed on a billing cycle based on their contract origination date and, in certain instances, the subscriber may choose their billing date. Our subscribers billed via direct invoice can be billed on any day of the month, with payment due 15 days subsequent to the invoice date. Subscribers are billed in advance for their monthly services based on their billing cycle and not calendar month. In those jurisdictions where we are entitled to do so by law, we charge late fees to subscribers whose accounts are more than 10 days past due.

Key Systems

We utilize an integrated subscriber relationship management and billing system software, based on a well-established enterprise-scale cloud solution (“CRM software”). This CRM software allows us to scale our business, providing the flexibility to accommodate the multiple customer support and billing models resulting from the continued expansion in our product and service offerings over time. The CRM software enables one-call resolution and allows for operational efficiency by not requiring the entry of data multiple times, thus improving data accuracy. Additionally, the data is replicated to both a reporting and a business intelligence server to reduce processing time, as well as to an offsite server used for disaster recovery purposes.

In 2017, we implemented an enterprise resource planning software (“ERP”) primarily to manage financial accounting, inventory and supply chain functions of our business. Similar to the CRM software, the ERP allows us to scale our operations to accommodate the continued expansion of our business models and product and service offerings. The ERP also provides improved security and automated system controls.

Suppliers

We provide our services through a panel installed in our subscribers’ homes. Since early 2014, nearly all new subscribers are using the Vivint Smart Home SkyControl panel. From 2010 through 2014, 2GIG Go!Control was our primary panel. As of September 30, 2019, approximately 87% of our subscriber base use SkyControl panels and 17% use 2GIG Go!Control panels. In 2013, we completed the sale of 2GIG Technologies, Inc., or 2GIG. In connection with the 2GIG sale, 2GIG assigned to us their intellectual property rights in the SkyControl Panel and certain peripheral equipment. This proprietary equipment is a critical component of our current smart home and security offerings, and we expect it to remain a critical component of our future offerings as well. In addition, at the time of the 2GIG sale we entered into a five-year supply agreement with 2GIG, pursuant to which they would be the exclusive provider of our control panel requirements and certain peripheral equipment, subject to certain exceptions, during the term. This agreement was completed in April 2018.

We license certain communications infrastructure, software and services from Alarm.com to support subscribers with the Go!Control panel. These Go!Control panels are connected to Alarm.com’s hosted platform. Alarm.com also provides an interface to enable these subscribers to access their systems remotely. We also license certain intellectual property from Alarm.com for our subscribers using the SkyControl panel.

Generally, our hardware device suppliers maintain a stock of devices and key components to cover any minor supply chain disruptions. Where possible we also utilize dual sourcing methods to minimize the risk of a disruption from a single supplier. However, we also rely on a number of sole source and limited source suppliers for critical components of our solution. In particular, we rely on Alpha Networks Inc. for our indoor cameras. Replacing any of these sole source or limited source suppliers could require the expenditure of significant resources and time to redesign and resource these products.

Research and Development

Our innovation center headquartered in Lehi, Utah, along with research and development offices in Santa Clara, California, and Boston, Massachusetts, focuses on the research and development of new products and services, both within and beyond our existing offerings. Our professionals are trained in our proprietary innovation management process, from subscriber needs assessment to Product and Service launch. Our innovation center includes people with expertise in all aspects of the development process, including hardware development, software development, design, and quality assurance.

By focusing on innovation, and continually enhancing our Product and Service offerings, we believe we can increase new subscriber originations, subscriber usage and subscriber satisfaction, thereby potentially increasing revenue per subscriber and lowering subscriber attrition.

We expect to continue introducing new, innovative devices and software features. We design these new products and, where appropriate, leverage partnerships for their manufacture.

By vertically integrating the development and design of our products and services with our existing sales and customer service activities, we believe we are able to more quickly respond to market needs, and better understand our subscribers’ interactions and engagement with our products and services. This provides critical data enabling us to improve the power, usability and intelligence of these products and services.

Intellectual Property

Patents, trademarks, copyrights, trade secrets, and other proprietary rights are important to our business, and we continuously refine our intellectual property strategy to maintain and improve our competitive position. We seek to protect new intellectual property to safeguard our ongoing technological innovations and strengthen our brand, and we believe we take appropriate action against infringements or misappropriations of our intellectual property rights by others. We review third-party intellectual property rights to help avoid infringement, and to identify strategic opportunities. We typically enter into confidentiality agreements to further protect our intellectual property.

We own a portfolio of over 150 issued U.S. patents and over 400 pending U.S. and foreign patent applications that relate to a variety of smart home, security and wireless Internet technologies utilized in our business. We also own a portfolio of trademarks, including domestic and foreign registrations for Vivint, and are a licensee of various patents, from our third-party suppliers and technology partners.

Because of the importance that subscribers place on reputation and trust when making a decision on a smart home provider, our brand is critical to our business. Patents related to individual products or technologies extend for varying periods dependent on the date of patent filing or grant and the legal term for patents in the various countries where we have sought patent protection. Trademark rights may potentially extend for longer periods of time and are dependent upon national laws and use of the marks.

Competition

The smart home industry is highly competitive and fragmented. Our major competitors range from large-cap technology companies, which predominantly offer DIY devices to expand their core market opportunity, to companies that are focused on singular smart home experiences (i.e. security focused), to industrial and telecommunications companies that are offering connected home experiences. Historically, the vast majority of companies have not offered comprehensive smart home solutions that meet the growing requirements of households. In many cases, companies have launched DIY or standalone devices to enhance their existing offerings, leading to partial or incomplete smart home experiences. Certain features of our platform compete with companies that fall into the following categories:

•	Large Technology companies: Amazon, Apple, Google and Microsoft

•	Security based offerings: ADT, Alarm.com, Brinks Home Security, SimpliSafe, Stanley Security Solutions, and Tyco Integrated Security

•	Industrial and Smart Hardware Companies: Arlo, Honeywell, Control4, and Resideo

•	Telecommunications Companies: Comcast Corporation, Cox Communications, Rogers Communications, and Time Warner Cable

We believe we compete effectively with each of our competitors listed above. However, we expect competition to intensify in the future. We face increasing competition from competitors that are building their own smart home platforms, such as Amazon, Apple and Google, as well as from companies that offer single-point connected devices. Having installed over 2 million smart home and security systems, we believe we are well positioned to compete with them because we benefit from more than 19 years of experience, our efficient direct-to-home sales channel, innovative products and our award-winning customer service.

In addition, several of our competitors have greater name recognition, much longer operating histories, more and better-established subscriber relationships, larger sales forces, larger marketing and software development budgets, and significantly greater resources than we do. Therefore, it is possible that we may not compete favorably with respect to certain of the foregoing factors.

We also compete with numerous smaller regional and local providers. We also face, or may in the future face, competition from other providers of information and communication products and services, a number of which have significantly greater capital and other resources than we do.

Companies in our industry compete primarily on the basis of price in relation to the quality of the devices and tech-enabled services they provide. The company’s brand and reputation, market visibility, service and product capabilities, quality, price, efficient direct-to-home sales channel, and the ability to identify and sell to prospective subscribers, are all factors that contribute to competitive success in the smart home industry. We emphasize the quality of the service we provide, rather than focusing primarily on price competition. We believe we compete effectively against other national, regional and local companies offering smart home and security alarm monitoring services by offering our subscribers an integrated smart home, along with an attractive value proposition, and our proven, award-winning customer service.

Government Regulations

United States

We are subject to a variety of laws, regulations and licensing requirements of federal, state and local authorities.

We are also required to obtain various licenses and permits from state and local authorities in connection with the operation of our businesses. The majority of states regulate in some manner the sale, installation, servicing, monitoring or maintenance of smart home and electronic security systems. In the states that do regulate such activity, our company and our employees are typically required to obtain and maintain licenses, certifications or similar permits from the state as a condition to engaging in the smart home and security services business.

In addition, a number of local governmental authorities have adopted ordinances regulating the activities of security service companies, typically in an effort to reduce the number of false alarms in their jurisdictions. These ordinances attempt to reduce false alarms by, among other things, requiring permits for individual electronic security systems, imposing fines (on either the subscriber or the company) for false alarms, discontinuing police response to notification of an alarm activation after a subscriber has had a certain number of false alarms, and requiring various types of verification prior to dispatching authorities.

Our sales and marketing practices are regulated by the federal, state and local agencies. These laws and regulations typically place restrictions on the manner in which products and services can be advertised and sold, and to provide residential purchasers with certain rescission rights. In certain circumstances, consumer protection laws also require the disclosure of certain information in the contract with our subscriber and, in addition, may prohibit the inclusion of certain terms or conditions of sale in such contracts. Many local governments regulate direct-to-home sales activities and contract terms, and require that salespeople and the company on whose behalf the salesperson is selling obtain licenses to carry on business in that municipality.

In addition, the CFP and RICs are subject to federal and state laws. These laws primarily require that consumer financing contracts include or be accompanied by certain prescribed disclosures, but these laws also may place limitations on particular fees and charges, and require licensing or registration of the party extending consumer credit. Citizens and any other financing partners providing third-party consumer financing under Vivint Flex Pay are responsible for compliance with such laws applicable to Vivint Flex Pay, and we are responsible for compliance with such federal and state laws regulating RICs.

Canada

Companies operating in the smart home and electronic security service industry in Canada are subject to provincial regulation of their business activities, including the regulation of direct-to-home sales activities and contract terms and the sale, installation and maintenance of smart home and electronic security systems. Most provinces in Canada regulate direct-to-home sales activities and contract terms, and require that salespeople and the company on whose behalf the salesperson is selling obtain licenses to carry on business in that province. Consumer protection laws in Canada also require that certain terms and conditions be included in the contract between the service provider and the subscriber.

A number of Canadian municipalities require subscribers to obtain licenses to use electronic security alarms within their jurisdiction. Municipalities also commonly require entities engaged in direct-to-home sales within their municipality to obtain business licenses.

Seasonality

Our DTH sales are seasonal in nature with a substantial majority of our new customer originations occurring during a sales season from April through August. We make investments in the recruitment of our DTH sales force and the inventory prior to each sales season. We experience increases in net subscriber acquisition costs during these time periods.

The management of our sales channels has historically resulted in a consistent sales pattern that enables us to more accurately forecast customer originations.

Employees

As of September 30, 2019, we had approximately 6,050 full-time employees, excluding our seasonal direct-to-home installation technicians, sales representatives and certain other support professionals. As of September 30, 2019, a very small minority of our employees were represented by a labor union. We believe that we generally have good relationships with our employees. The majority of our employees are located in the Salt Lake City metropolitan area. Employees located outside of the Salt Lake City metropolitan area are comprised primarily of our full-time Smart Home Pros, who service our customers and are located in all states in the United States except Maine and Vermont and all Canadian provinces except Quebec, and the monitoring professionals located at our monitoring station in Minnesota.

Properties

Our headquarters, and one of our two monitoring facilities, are located in Provo, Utah. These premises are leased under leases expiring between December 2024 and June 2028. Additionally, we lease the premises for a separate monitoring station located in Eagan, Minnesota. We also have facility leases in Lehi, Utah; Logan, Utah; Santa Clara, California; Boston, Massachusetts; and various other locations throughout the United States and Canada for research and development, call center, warehousing, recruiting, and training purposes. We believe that these facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate any expansion of our operations.

Legal Proceedings

We are engaged in the defense of certain claims and lawsuits arising out of the ordinary course and conduct of our business and have certain unresolved claims pending, the outcomes of which are not determinable at this time. Our subscriber contracts include exculpatory provisions as described under “—Subscriber Contracts—Other Terms” and other liability limitations. We also have insurance policies covering certain potential losses where such coverage is available and cost effective. In our opinion, any liability that might be incurred by us upon the resolution of any claims or lawsuits will not, in the aggregate, have a material adverse effect on our financial condition or results of operations. See Note 13 of our accompanying consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for additional information.

Management of Vivint Smart Home

References in this section to “we”, “our”, “us”, the “Company”, or “Vivint Smart Home” generally refer to Vivint Smart Home, Inc. and its consolidated subsidiaries.

The following table sets forth, as of November 15, 2019, certain information regarding our directors and executive officers who are responsible for overseeing the management of our business.

Name	Age	Position
Todd R. Pedersen	50	Chief Executive Officer and Director
Alex J. Dunn	48	President and Director
Dale R. Gerard	49	Interim Chief Financial Officer
Matthew J. Eyring	50	Executive Vice President, General Manager of Inside Sales
Scott R. Hardy	42	Chief Operating Officer
Patrick E. Kelliher	56	Chief Accounting Officer
Shawn J. Lindquist	49	Chief Legal Officer and Secretary
Todd M. Santiago	47	Executive Vice President, General Manager of Retail
Jeremy B. Warren	45	Chief Technology Officer
David F. D’Alessandro	68	Director
Paul S. Galant	51	Director
Bruce McEvoy	42	Director
Jay D. Pauley	42	Director
Joseph S. Tibbetts, Jr.	67	Director
Peter F. Wallace	44	Director

Todd R. Pedersen. Mr. Pederson founded our Company in 1999 and served as our President, Chief Executive Officer and Director. In February 2013, Mr. Pedersen relinquished his title as our President and remained our Chief Executive Officer and Director. In 2011, Mr. Pedersen founded our sister Company, Vivint Solar, and served as its Chief Executive Officer from August 2011 through January 2013. Mr. Pedersen currently serves as a member of Vivint Solar’s board of directors, a position he has held since November 2012. Mr. Pedersen was named the Ernst & Young Entrepreneur of the Year in 2010 in the services category for the Utah Region. Mr. Pedersen attended Brigham Young University.

Alex J. Dunn. Mr. Dunn was named our President in February 2013. Prior to this, he served as our Chief Operating Officer and Director from July 2005 through January 2013. Prior to joining us, Mr. Dunn served as Deputy Chief of Staff and Chief Operating Officer to Governor Mitt Romney in Massachusetts. Before joining Governor Romney’s staff, Mr. Dunn served as entrepreneur-in- residence at the venture capital firm General Catalyst. There, he helped start m-Qube, a mobile media management Company. Prior to that, he co-founded LavaStorm Technologies, an international telecommunications software Company, where he served as Chief Executive Officer. Mr. Dunn is also a founder of our sister Company, Vivint Solar, where he served as the Interim Chief Executive Officer from April 2013 through September 2013 and as the Chief Operating Officer from August 2011 through January 2013. Mr. Dunn currently serves on the board of directors of Vivint Solar, a position he has held since November 2012. Mr. Dunn holds a B.S. in Sociology from Brigham Young University.

Dale R. Gerard. Mr. Gerard was named our interim Chief Financial Officer in October 2019. Prior to this, he served as the Company’s Senior Vice President of Finance and Treasurer from September 2014 to October 2019 and Vice President of Finance and Treasurer from January 2013 to September 2014. Previously, he served as the Company’s Treasurer from March 2010 to January 2013. Mr. Gerard holds a B.S. in Accounting and an MBA from Purdue University.

Matthew J. Eyring. Mr. Eyring has served as our Executive Vice President, General Manager of Inside Sales since November 2018, which includes managing the Company’s call center operations, new business development, and strategy functions. Prior to this, he served as Chief Strategy and Innovation Officer from November 2012 to November 2018. Prior to Vivint, Mr. Eyring worked at Innosight, a global strategy and innovation consulting firm, from 2001 to 2012. He held many senior positions at the firm, most recently serving as Managing Partner with responsibility for all global strategy and operations. Prior to Innosight, Mr. Eyring was a Vice President and General Manager at LavaStorm Technologies, an Internet professional services Company, where he ran the Company’s Boston office. Prior to that, Mr. Eyring was a Product Manager at Medtronic, Inc. Mr. Eyring previously served on the board of directors of Virgin Pulse. Mr. Eyring holds a B.A. in Economics from the University of Utah and an MBA from the Harvard Business School, and is the co-author of a number of articles published in the Harvard Business Review.

Scott R. Hardy. Mr. Hardy has served as our Chief Operating Officer since December 2016. Prior to this, he served as our Senior Vice President, Inside Sales from February 2014 to December 2016. He joined Vivint Smart Home as Vice President, Business Analytics in 2013. Prior to joining us, Mr. Hardy served as Principal at the Cicero Group, LP, a consulting and market research firm, from 2011 to 2013, where he led the firm’s strategy consulting practice. Mr. Hardy also served in senior consulting roles at McKinsey and Company from 2006 to 2009 and Monitor Group from 2000 to 2002, where he focused on growth strategy and sales and marketing projects. From 2009 to 2011, Mr. Hardy held senior roles at Cisco, an information technology Company, including Director of Cisco’s Telepresence Cloud business unit and Director of Product Management, and starting in 2009 until their acquisition by Cisco in the same year, he led strategy and business development for TANDBERG, a provider of video conferencing systems. Mr. Hardy holds a B.S. in Economics from Brigham Young University and an MBA from the Harvard Business School.

Patrick E. Kelliher. Mr. Kelliher has served as our Chief Accounting Officer since February 2014. Prior to this, he served as our Vice President of Finance and Corporate Controller from March 2012 to February 2014. Prior to joining us, Mr. Kelliher served as Senior Director of Finance and Business Unit Controller of Adobe from November 2009 to March 2012. Prior to Adobe, Mr. Kelliher was the Vice President of Finance and Controller for Omniture, Inc. Before that he has served in various senior finance roles at other high growth technology companies. Mr. Kelliher holds a B.S. in Accounting and Finance from Northern Illinois University and an MBA from the University of Chicago Graduate School of Business.

Shawn J. Lindquist. Mr. Lindquist has served as our Chief Legal Officer and Secretary since May 2016. From February 2014 to May 2016, Mr. Lindquist served as Chief Legal Officer, Executive Vice President and Secretary of our sister Company, Vivint Solar. From February 2010 to February 2014, Mr. Lindquist served as Chief Legal Officer, Executive Vice President and Secretary of Fusion-io, Inc., a leading provider of flash memory solutions for application acceleration, which was acquired by Sandisk Corporation in 2014. From 2005 to 2010, Mr. Lindquist served as Chief Legal Officer, Senior Vice President and Secretary of Omniture, Inc., through the completion and integration of its merger with Adobe Systems Incorporated. Prior to Omniture, Mr. Lindquist was a corporate and securities attorney at Wilson Sonsini Goodrich & Rosati, P.C., the leading legal advisor to technology, life sciences and other growth enterprises worldwide. Mr. Lindquist has also served as in-house corporate and mergers and acquisitions counsel for Novell, Inc., a software and services Company, and as Vice President and General Counsel of a privately held, venture-backed Company. Mr. Lindquist has also served as an adjunct professor of law at the J. Reuben Clark Law School at Brigham Young University. Mr. Lindquist holds a B.S. in Business Management and J.D. from Brigham Young University.

Todd M. Santiago. Mr. Santiago has served as our Executive Vice President, General Manager of Retail since November 2018, which includes managing the Company’s retail relationships, home builder initiatives and direct sales platforms. Prior to this, he served as Chief Revenue Officer from February 2013 to November 2018. Prior to joining us, Mr. Santiago was President of 2GIG from December 2008 to March 2013 where he coordinated the successful launch of Go!Control. Prior to joining 2GIG, Mr. Santiago was Partner and General Manager of Signature Academies in Boise, ID and VP and General Manager at NCH Corporation in Irving, TX. Mr. Santiago is the brother-in-law of Mr. Pedersen. Mr. Santiago holds a B.A. in English from Brigham Young University and an MBA from the Harvard Business School.

Jeremy B. Warren. Mr. Warren has served as our Chief Technology Officer since December 2014. Prior to this, he served as Vice President of Innovation from November 2012 to December 2014. Prior to joining us, Mr. Warren was Chief Technology Officer at 2GIG Technologies where he was responsible for the engineering and mass production of 2GIG’s product line. Prior to joining 2GIG, Mr. Warren was Chief Technology Officer of the U.S. Department of Justice and Chief Architect of Lavastorm Technologies. Mr. Warren attended the Massachusetts Institute of Technology.

Non-Employee Directors

David F. D’Alessandro. Mr. D’Alessandro has served as a Director of Vivint Smart Home since July 2013. Mr. D’Alessandro serves on the boards of directors of several private companies as well as our publicly traded sister Company, Vivint Solar. From 2010 to September 2017, Mr. D’Alessandro also served as chairman of the board of directors of SeaWorld Entertainment, Inc. He served as chairman, president and chief executive officer of John Hancock Financial Services, Inc. from 2000 to 2004, having served as president and chief operating officer of the same entity from 1996 to 2000, and guided it through a merger with ManuLife Financial Corporation in 2004. Mr. D’Alessandro served as president and chief operating officer of ManuLife in 2004. He is a former partner of the Boston Red Sox. A graduate of Syracuse University, he holds honorary doctorates from three colleges and served as vice chairman and a trustee of Boston University.

Paul S. Galant. Mr. Galant has served as a Director of our Company since October 2015. Mr. Galant served as Chief Executive Officer of Brightstar Corp., a leading mobile services Company for managing devices and accessories and subsidiary of SoftBank Group Corp., and he has served as an Operating Partner of SoftBank. Prior to joining Brightstar, Mr. Galant was the Chief Executive Officer of VeriFone Systems, Inc., and a member of VeriFone’s board of directors, since October 2013. Prior to joining Verifone, Mr. Galant served as the CEO of Citigroup Inc.’s Enterprise Payments business since 2010. In this role, Mr. Galant oversaw the design, marketing and implementation of global business-to-consumer and consumer-to-business digital payments solutions. From 2009 to 2010, Mr. Galant served as CEO of Citi Cards, heading Citigroup’s North American and International Credit Cards business. From 2007 to 2009, Mr. Galant served as CEO of Citi Transaction Services, a division of Citi’s Institutional Clients Group. From 2002 to 2007, Mr. Galant was the Global Head of the Cash Management business, one of the largest processors of payments globally. Mr. Galant joined Citigroup, a multinational financial services corporation, in 2000. Prior to joining Citigroup, Mr. Galant held positions at Donaldson, Lufkin & Jenrette, Smith Barney, and Credit Suisse. Mr. Galant also brings broad financial industry experience from his time as chairman of the NY Federal Reserve Bank Payments Risk Committee and chairman of The Clearing House Secure Digital Payments LLC. Mr. Galant was on the board of directors of Conduent Incorporated, a leading provider of diversified business services with leading capabilities in transaction processing, automation and analytics. Mr. Galant holds a B.S. in Economics from Cornell University where he graduated a Phillip Merrill Scholar.

Bruce McEvoy. Mr. McEvoy has served as a Director of our Company since November 2012. Mr. McEvoy is a Senior Managing Director at Blackstone in the Private Equity Group. Before joining Blackstone in 2006, Mr. McEvoy worked at General Atlantic from 2002 to 2004, and was a consultant at McKinsey & Company from 1999 to 2002. Mr. McEvoy currently serves on the board of directors of Center for Autism and Related Disorders, MB Aerospace, RGIS Inventory Specialists, TeamHealth and our publicly traded sister Company, Vivint Solar. Mr. McEvoy was formerly a director of Performance Food Group Company, Catalent, Inc., GCA Services Group, Inc., SeaWorld Entertainment, Inc. and Vistar Corporation. Mr. McEvoy holds an A.B. in History from Princeton University and an MBA from the Harvard Business School.

Jay D. Pauley. Mr. Pauley has served as a Director of the Company since October 2015. Mr. Pauley is a Managing Director at Summit Partners, which he joined in 2010. Prior to joining Summit Partners, Mr. Pauley was Vice President at GTCR, a private equity firm, and an associate at Apax Partners, a private equity and venture capital firm. Before that, he worked for GE Capital. Mr. Pauley currently serves on the boards of directors of numerous private companies, including our publicly traded sister Company, Vivint Solar. Mr. Pauley holds a B.S. from the Ohio State University and an MBA from the Wharton School at the University of Pennsylvania.

Joseph S. Tibbetts, Jr. Mr. Tibbetts has served as a Director of our Company since October 2015. From March 2017 to March 2018, Mr. Tibbetts served as the interim chief financial officer of Acquia Corporation, a private Company that is a leading provider of cloud-based, digital experience management solutions. Prior to that Mr. Tibbetts served as the senior vice president and chief financial officer of Publicis Sapient, part of Publicis Group SA, from February 2015, when Publicis acquired Sapient Corporation, to September 2015. Prior to that Mr. Tibbetts served as senior vice president and global chief financial officer of Sapient Corporation from October 2006 to February 2015. He began serving as Sapient Corporation’s treasurer in December 2012 and was reappointed as Sapient Corporation’s chief accounting officer in June 2013, a role he previously held from 2009 to 2012. In addition to being Sapient Corporation’s chief financial officer, Mr. Tibbetts also served as Sapient Corporation’s managing director- SapientNitro Asia Pacific. Prior to joining Sapient Corporation, Mr. Tibbetts was the chief financial officer of Novell, Inc. from February 2003 to June 2006 and, prior to that, he held a variety of senior financial management positions at Charles River Ventures, Lightbridge, Inc., and SeaChange International, Inc. Mr. Tibbetts was also formerly a partner with Price Waterhouse LLP. Mr. Tibbetts currently serves on the board of directors of our publicly traded sister Company, Vivint Solar, as well as Carbon Black, Inc. and Casa Systems, Inc. Mr. Tibbetts holds a B.S. in business administration from the University of New Hampshire.

Peter F. Wallace. Mr. Wallace has served as a Director of our Company since November 2012. Mr. Wallace is a Senior Managing Director at Blackstone in the Private Equity Group, which he joined in 1997. Mr. Wallace has served on the board of directors of our publicly traded sister Company, Vivint Solar, Inc., since November 2012 and as Chairman of the Board since March 2014. Mr. Wallace also serves on the board of directors of Alight Solutions, Inc., Michaels Stores, Inc., Outerstuff, Service King, Tradesmen International and The Weather Channel Companies. Mr. Wallace was formerly a director of AlliedBarton Security Services, GCA Services, New Skies Satellites Holdings Ltd. and SeaWorld Entertainment. Mr. Wallace holds a B.A. in Government from Harvard College.

Executive Compensation

Compensation Discussion and Analysis

Introduction

Our executive compensation program is designed to attract and retain individuals with the qualifications to manage and lead the Company as well as to motivate them to develop professionally and contribute to the achievement of our financial goals and ultimately create and grow our overall enterprise value.

Our named executive officers (“NEOs”), for 2018 were:

•	Todd R. Pedersen, our Chief Executive Officer;

•	Mark J. Davies, our former Chief Financial Officer;

•	Alex J. Dunn, our President;

•	Matthew J. Eyring, our Executive Vice President, General Manager of Inside Sales; and

•	Todd M. Santiago, our Executive Vice President, General Manager of Retail.

Executive Compensation Objectives and Philosophy

Our primary executive compensation objectives are to:

•

attract, retain and motivate senior management leaders who are capable of advancing our mission and strategy and ultimately, creating and maintaining our long-term equity value. Such leaders must engage in a collaborative approach and possess the ability to execute our business strategy in an industry characterized by competitiveness and growth;

•	reward senior management in a manner aligned with our financial performance; and

•	align senior management’s interests with our equity owners’ long-term interests through equity participation and ownership.

To achieve our objectives, we deliver executive compensation through a combination of the following components:

•	Base salary;

•	Cash bonus opportunities;

•	Long-term incentive compensation;

•	Broad-based employee benefits;

•	Supplemental executive perquisites; and

•	Severance benefits.

Base salaries, broad-based employee benefits, supplemental executive perquisites and severance benefits are designed to attract and retain senior management talent. We also use annual cash bonuses and long-term equity awards to promote performance-based pay that aligns the interests of our named executive officers with the long-term interests of our equity-owners and to enhance executive retention.

Compensation Determination Process

The compensation committee of the board of directors of our direct subsidiary, APX Group Holdings, Inc. (the “Committee”) assists the board of directors of APX Group Holdings, Inc. (the “APX board of directors”) in overseeing our executive compensation program.

Messrs. Pedersen and Dunn generally participate in discussions and deliberations with the Committee and the APX board of directors regarding the determinations of annual cash incentive awards for our executive officers. Specifically, they make recommendations to the Committee and/or the APX board of directors regarding the performance factors to be used under our annual bonus plan and the amounts of annual cash incentive awards. Messrs. Pedersen and Dunn do not participate in discussions or determinations regarding their individual compensation.

Role of Compensation Consultant

We did not engage any compensation consultant to assist in making recommendations with respect to our 2018 compensation program. However, in December 2018 we engaged FW Cook & Co., Inc. to advise the Committee in 2019 with respect to the compensation of Messrs. Pedersen and Dunn and make recommendations to the Committee on the selection of companies for inclusion in a compensation peer group for 2019.

Use of Competitive Data

We do not target a specific market percentile when making executive compensation decisions; however, we believe that information regarding compensation practices at similar companies is a useful tool to help maintain practices that accomplish our executive compensation objectives. While we have done so in the past, we did not review or consider any peer group or survey data in connection with compensation decisions in 2018.

Employment Agreements

On August 7, 2014, Messrs. Pedersen and Dunn entered into employment agreements with us. These employment agreements contained the same material terms as, and superseded, those they had entered into previously with our parent, 313 Acquisition. On March 4, 2019, we entered into amended and restated employment agreements with Messrs. Pedersen and Dunn. See “—Compensation Actions Taken in 2019” below for a description of these amended and restated employment agreements. On March 8, 2016, Messrs. Davies, Eyring and Santiago entered into employment agreements with us. A full description of the material terms of each of these employment agreements as in effect during 2018 is discussed below under “—Narrative Disclosure to Summary Compensation Table and 2018 Grants of Plan-Based Awards”.

Compensation Elements

The following is a discussion and analysis of each component of our executive compensation program:

Base Salary

Annual base salaries compensate our executive officers for fulfilling the requirements of their respective positions and provide them with a predictable and stable level of cash income relative to their total compensation.

The Committee believes that the level of an executive officer’s base salary should reflect such executive’s performance, experience and breadth of responsibilities, salaries for similar positions within our industry and any other factors relevant to that particular job. The Committee, with the assistance of our Human Resources Department, also used the experience, market knowledge and insight of its members in evaluating the competitiveness of current salary levels.

In the sole discretion of the Committee, base salaries for our executive officers may be periodically adjusted to take into account changes in job responsibilities or competitive pressures.

In consideration of the above, the APX board of directors determined to increase each named executive officer’s base salary by 3%, effective as of April 1, 2018, as shown below

Name	Base Salary prior to April 1, 2018 ($)	Base Salary Effective as of April 1, 2018 ($)
Todd R. Pedersen	679,800	700,194
Mark J. Davies	618,000	636,540
Alex J. Dunn	679,800	700,194
Matthew J. Eyring	618,000	636,540
Todd M. Santiago	618,000	636,540

The “Summary Compensation Table” and corresponding footnotes to the table show the base salary earned by each named executive officer during fiscal 2018 as well as the base salary adjustments for each of our named executive officers made during fiscal 2018.

Bonuses

Cash bonus opportunities are available to various managers, directors and executives, including our named executive officers, to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance.

Fiscal 2018 Management Bonus—Messrs. Pedersen and Dunn

In fiscal 2018, Messrs. Pedersen and Dunn participated in a formalized annual cash incentive compensation plan pursuant to which they are eligible to receive an annual cash incentive award based on the achievement of company-wide performance objectives. As provided in their respective employment agreements, the target bonus amounts for each of Messrs. Pedersen and Dunn are 100% of their respective base salaries.

The actual bonus amounts paid to Messrs. Pedersen and Dunn for fiscal 2018 performance were calculated by multiplying each named executive officer’s bonus potential target (which is equal to 100% of his base salary at the end of the performance period) by an achievement factor based on our actual achievement relative to company-wide performance objectives.

The achievement factor was determined by calculating our actual achievement against the company-wide performance targets based on the pre-established scale set forth in the following table:

% Attainment of Performance Target	Achievement Factor
Less than 90%	0
90%	50%
100%	100%
110%	200%
130% or greater	250%

Based on the pre-established scale set forth above, no cash incentive award would be paid to Messrs. Pedersen and Dunn unless our actual performance for 2018 was at or above 90% of the performance target(s). If our actual performance was 100% of target, then Messrs. Pedersen and Dunn would be entitled to their respective bonus potential target amounts. If performance was 110% of target, then they would be eligible for a cash incentive award equal to 200% of their respective bonus potential target amounts. If performance was 130% or more of target, then they would be eligible for a maximum cash incentive equal to 250% of their respective bonus potential target amounts. For performance percentages between these levels, the resulting achievement factor would be adjusted on a linear basis. The performance target for 2018 for Messrs. Pedersen and Dunn was Covenant Adjusted EBITDA (as that term is defined elsewhere in this proxy statement/consent solicitation statement/prospectus under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Covenant Compliance”) of $532.6 million for the Company.

For fiscal 2018, the Company’s actual Covenant Adjusted EBITDA achieved was $537.7 million, or 101.0% of target, which results in an achievement factor of 110% of their respective base salaries under the annual cash incentive plan. The Committee, in its discretion and in consideration of the achievement of other objectives in 2018, including but not limited to a record number of new subscriber originations and the reorganization of the Company to position it for future growth by expanding the existing sales channels and developing new sales channels, determined to further adjust the Covenant Adjusted EBITDA metric to remove the effect of certain compensation items that the Committee determined were not indicative of the Company’s performance in fiscal 2018 and to make certain other adjustments. This resulted in the payment to Messrs. Pedersen and Dunn of award amounts equal to 125% of their base salaries.

The following table illustrates the calculation of the annual cash incentive awards earned by each of Messrs. Pedersen and Dunn in light of these performance results, including the exercise by the Committee of its positive discretion. The portion of the actual amount earned by Messrs. Pedersen and Dunn due to the Committee’s exercise of its positive discretion is disclosed in the “Bonus” column of the Summary Compensation Table under the “2018” designation, while the remaining amounts earned by Messrs. Pedersen and Dunn are disclosed in the “Non-Equity Incentive Plan Compensation” column.

Name	Salary (1) ($)	Target Bonus %	Target Bonus Amount ($)	Achievement Factor	Bonus Paid (2) ($)
Todd R. Pedersen	700,194	100%	700,194	110%	875,243
Alex J. Dunn	700,194	100%	700,194	110%	875,243

(1)	The annual base salaries of Messrs. Pedersen and Dunn were increased from $679,800 to $700,194, effective as of April 1, 2018.
(2)	As discussed above, the bonus amounts paid to Messrs. Pedersen and Dunn represented 125% of their annual base salaries.

Fiscal 2018 Management Bonus—Messrs. Davies, Eyring and Santiago

For fiscal 2018, Messrs. Davies, Eyring and Santiago were eligible to receive a discretionary bonus based on a percentage of such executive’s base salary, which bonuses were paid in March 2019. Each of Messrs. Davies, Eyring and Santiago were eligible to receive a target bonus opportunity of 60% of their respective base salaries. Based on Mr. Davies’ contribution to financial management and operational improvement, Mr. Eyring’s contribution to our product innovation and strategy, and Mr. Santiago’s contribution to the success of our 2018 selling efforts, the Committee determined to pay bonuses for fiscal 2018 to these named executive officers at 125% of target, as shown in the table below.

Named Executive Officer	Salary (1) ($)	Target Bonus %	Target Bonus Amount ($)	Bonus Amount Payable ($)
Mark J. Davies	636,540	60%	381,924	477,405
Matthew J. Eyring	636,540	60%	381,924	477,405
Todd M. Santiago	636,540	60%	381,924	477,405

(1)	The annual base salaries of Messrs. Davies, Eyring and Santiago were increased from $618,000 to $636,540, effective as of April 1, 2018.

Sign-On Bonuses

From time to time, we may award sign-on bonuses in connection with the commencement of an NEO’s employment with us. Sign-on bonuses are used only when necessary to attract highly skilled individuals to the Company. Generally, sign-on bonuses are used to incentivize candidates to leave their current employers or may be used to offset the loss of unvested compensation they may forfeit as a result of leaving their current employers.

Long-Term Incentive Compensation

Equity Awards

313 Acquisition, an entity controlled by investment funds or vehicles affiliated with Blackstone, grants long-term equity incentive awards designed to promote our interest by providing these executives with the opportunity to acquire equity interests as an incentive for their remaining in our service and aligning the executives’ interests with those of the Company’s ultimate equity holders. The long-term equity incentive awards are in the form of Class B Units in 313 Acquisition.

The Class B Units are profits interests having economic characteristics similar to stock appreciation rights and represent the right to share in any increase in the equity value of 313 Acquisition. Therefore, the Class B Units only have value to the extent there is an appreciation in the value of our business from and after the applicable date of grant. In addition, the vesting of two-thirds of the Class B Units were initially subject to Blackstone achieving minimum internal rates of return on its investment in Class A Units, as described further below.

The Class B Units granted to our named executive officers are designed to motivate them to focus on efforts that will increase the value of our equity while enhancing their retention. The specific sizes of the equity grants made are determined in light of Blackstone’s practices with respect to management equity programs at other private companies in its portfolio and the executive officer’s position and level of responsibility with us.

The Class B Units were initially divided into a time-vesting portion (one-third of the Class B Units granted), a 2.0x exit-vesting portion (one-third of the Class B Units granted), and a 3.0x exit-vesting portion (one-third of the Class B Units granted). In June 2018, the APX board of directors and the board of managers of 313 Acquisition approved a modification to the vesting terms of the Class B Units, designed to motivate and retain our employees and align their interests with the interests of the Company. Following such modification, the Class B Units were divided into two time-vesting portions (each one-third of the Class B Units granted) and a 2.0x exit-vesting portion (one-third of the Class B Units granted). Unvested Class B units are not entitled to distributions from the Company. The incremental fair value in connection with this modification is reflected in the “Stock Awards” column of the Summary Compensation Table. For additional information regarding our Class B Units, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards-Equity Awards”.

The initial award of Class B Units granted to Mr. Davies in connection with the commencement of his employment in 2013 contain the following different economic terms: Mr. Davies’s Class B Units will not entitle him to receive any distributions in respect of such units unless and until the cumulative value of such foregone distributions attributable to each Class B Unit equals the fair market value of a Class B Unit on the date of the grant of such Class B Unit (such foregone amount, the “Delayed Amount Per Class B Unit”). At that point, Mr. Davies (together with the other holders of Class B Units subject to similar foregone distributions) will become entitled to receive pro rata distributions of all subsequent amounts (to the exclusion of other holders who do not have similar rights) until he has received distributions per Class B Unit equal to the Delayed Amount Per Class B Unit. Thereafter, Mr. Davies will become entitled to receive the same amounts with respect to his Class B Units as other holders of Class B Units receive with respect to their Class B Units.

Another key component of our long-term equity incentive program, is that at the time of the Blackstone’s acquisition of Vivint Smart Home (the “2012 Blackstone Acquisition”), certain of our NEOs and other eligible employees were provided with the opportunity to invest in Class A Units of 313 Acquisition on the same general terms as Blackstone and other co-investors. The Class A Units are equity interests, have economic characteristics that are similar to those of shares of common stock in a corporation and have no vesting schedule. We consider this investment opportunity an important part of our long-term equity incentive program because it encourages equity ownership and aligns the NEOs’ financial interests with those of our ultimate equity holders. Each of Messrs. Pedersen, Dunn and Santiago, when presented with the opportunity, chose to invest in Class A Units of 313 Acquisition.

2018 Retention Awards

In 2018, we approved a retention program designed to motivate and retain our employees. Pursuant to this program, in July 2018, the Committee approved the grant of retention awards to Messrs. Davies, Eyring and Santiago.

Each of Messrs. Davies, Eyring and Santiago was granted a retention award in the amount of $2.5 million, payable as follows: (i) $833,333.33 payable in August 2018; (ii) $833,333.33 payable in August 2019; and (iii) $833,333.34 payable in August 2020, subject to continued employment and good standing with the Company or its subsidiaries through each payment date.

If Messrs. Davies’, Eyring’s or Santiago’s employment is terminated by the Company other than for Cause (as defined in his employment agreement), including due to death or disability, prior to any remaining payment date, he will receive the full remaining amount of the retention award, payable within two and one half months following his termination date subject to his (or his estate’s, as applicable), execution of an effective release of claims in favor of the Company. He will not be entitled to receive any remaining amount of his retention award if (i) he terminates his employment with the Company for any reason, or (ii) his employment is terminated by the Company for Cause, in either case at any time prior to the applicable eligibility date set forth above.

Benefits and Perquisites

We provide to all of our employees, including our named executive officers, employee benefits that are intended to attract and retain employees while providing them with retirement and health and welfare security. Broad-based employee benefits include:

•	a 401(k) savings plan;

•	paid vacation, sick leave and holidays;

•	medical, dental, vision and life insurance coverage; and

•	employee assistance program benefits.

Beginning in January 2018, all participants became eligible for matching under our 401(k) savings plan. Under this new matching program, we match an employee’s contributions to the 401(k) savings plan dollar-for-dollar up to 1% of such employee’s eligible earnings and $0.50 for every $1.00 for the next 5% of such employee’s eligible earnings. The maximum match available under the 401(k) plan is 3.5% of the employee’s eligible earnings. For employees who have been employed by us for less than two years, matching contributions vest on the second anniversary of their date of hire. Our matching contributions to our employees who have been employed by us for two years or more are always fully vested.

At no cost to the employee, we provide an amount of basic life insurance valued at $50,000.

We also provide our named executive officers with specified perquisites and personal benefits that are not generally available to all employees, such as personal use of our Company leased aircraft (subject to the terms and limits set forth in our corporate aircraft policy), use of a company vehicle, financial advisory services, reimbursement for health insurance premiums, enhanced employee cafeteria benefits, country club memberships, excess liability insurance premiums, alarm system fees, event tickets, fuel expenses, relocation assistance and, in certain circumstances, reimbursement for personal travel. In addition, as to Messrs. Pedersen and Dunn, perquisites have included personal use of Company personnel, however Messrs. Pedersen and Dunn reimburse the Company for the full costs of such personal use. Each of Messrs. Pedersen and Dunn has also been provided with an annual fringe benefit allowance of $300,000 under the terms of their employment agreements. We also reimburse our named executive officers for taxes incurred in connection with certain of these perquisites.

With respect to event tickets, we believe there is no incremental cost to us associated with the personal use by our named executive officers and their guests of (i) tickets to various sporting and entertainment events that we have acquired at no additional cost in connection with our corporate sponsorships of various organizations (ii) our corporate suite at Vivint Smart Home Arena in Salt Lake City, Utah, which is leased for business-related entertainment and paid for seasonally rather than individually by event or (iii) other tickets to various sporting and entertainment events that are paid for seasonally rather than individually by event. Accordingly, no amounts other than reimbursement for taxes incurred related to these items are included in the compensation of our named executive officers in the “Summary Compensation Table” below.

In addition, we have entered into time-sharing agreements with Messrs. Pedersen and Dunn, governing their personal use of the Company leased aircraft. Messrs. Pedersen and Dunn pay for personal flights an amount equal to the aggregate variable cost to the Company for such flights, up to the maximum authorized by Federal Aviation Regulations. The aggregate variable cost for this purpose includes fuel costs, out-of-town hangar costs, landing fees, airport taxes and fees, customs fees, travel expenses of the crew, any “deadhead” segments of flights to reposition corporate aircraft and other related rental fees. In addition, family members of our named executive officers have, in limited circumstances, accompanied the named executive officers on business travel on the Company leased aircraft for which we incurred de minimis incremental costs.

We provide these perquisites and personal benefits in order to further our goal of attracting and retaining our executive officers. The aggregate incremental cost to the Company of these benefits and perquisites are reflected in the “All Other Compensation” column of the “Summary Compensation Table” and the accompanying footnote in accordance with the SEC rules.

Severance Arrangements

APX’s board of directors believes that providing severance benefits to our named executive officers is critical to our long-term success, because severance benefits act as a retention device that helps secure an executive’s continued employment and dedication to the Company. Each of our named executive officers have severance arrangements, which are included in their employment agreements. Messrs. Pedersen and Dunn are eligible to receive severance benefits if their employment is terminated for any reason other than voluntary resignation or willful misconduct. The severance payments to our named executive officers are contingent upon the affected executive’s execution of a release and waiver of claims, which contains non-compete, non-solicitation and confidentiality provisions. See “—Potential Payments Upon Termination or Change in Control” for descriptions of these arrangements.

Messrs. Davies, Eyring and Santiago are eligible to receive severance benefits if their employment is terminated by us without “cause” (as defined below under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Employment Agreements”) and other than by reason of death or while he is disabled. See “—Potential Payments Upon Termination or Change in Control” for descriptions of these arrangements”.

Compensation Actions Taken in 2019

Employment Agreements with Messrs. Pedersen and Dunn

On March 4, 2019, we amended and restated the employment agreements with Messrs. Pedersen and Dunn. The amended and restated employment agreements with Messrs. Pedersen and Dunn contain substantially similar terms. The principal terms of each of the amended and restated employment agreements are summarized below.

Each amended and restated employment agreement provides for a term ending on March 4, 2022 and extends automatically for additional one-year periods unless either party elects not to extend the term. Under the amended and restated employment agreements, each executive is eligible to receive a minimum base salary, specified below, and an annual bonus based on the achievement of specified financial goals as determined by us. If these goals are achieved, the executive may receive an annual incentive cash bonus as provided below.

Mr. Pedersen’s amended and restated employment agreement provides that he is to serve as CEO and is eligible to receive a base salary originally set at $1,021,200, subject to periodic review and increase, but not decrease. Mr. Pedersen is also eligible to receive a target bonus equal to the sum of (x) 100% of his annual base salary at the end of the fiscal year minus (y) $300,000, if targets established by us are achieved.

Mr. Dunn’s amended and restated employment agreement provides that he is to serve as President and is eligible to receive a base salary originally set at $1,021,200, subject to periodic review and increase, but not decrease. Mr. Dunn is also eligible to receive a target bonus equal to the sum of (x) 100% of his annual base salary at the end of the fiscal year minus (y) $300,000, if targets established by us are achieved.

In addition, each amended and restated employment agreement provides Messrs. Pedersen and Dunn with annual reimbursements of up to $125,000 in respect of expenses incurred by the executive related to the engagement of a financial advisor by the executive to provide the executive with customary financial advice. Any such reimbursements to the executive will be considered taxable income to the executive and the executive will be entitled to tax “gross up” payments in respect thereof.

Each executive officer is also entitled to participate in all employee benefit plans, programs and arrangements made available to other executive officers generally.

Each of the amended and restated employment agreements also contains restrictive covenants, including an indefinite covenant on confidentiality of information, and covenants related to non-competition and non-solicitation of our employees and customers and affiliates at all times during employment, and for two years after any termination of employment. These covenants are substantially the same as the covenants Messrs. Pedersen and Dunn agreed to in connection with their receipt of Class B Units summarized below under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Equity Awards—Restrictive Covenants”.

Pursuant to their respective amended and restated employment agreements, if Mr. Pedersen’s or Mr. Dunn’s employment terminates for any reason, the executive is entitled to receive: (1) any base salary accrued through the date of termination; (2) any annual bonus earned, but unpaid, as of the date of termination; (3) reimbursement of any unreimbursed business expenses properly incurred by the executive; and (4) such employee benefits, if any, as to which the executive may be entitled under our employee benefit plans (the payments and benefits described in (1) through (4), “accrued rights”).

If the employment of Messrs. Pedersen and Dunn is terminated by us without “cause” (as defined below) (other than by reason of death or while he is disabled) or if either executive resigns with “good reason” (as defined below) (any such termination, a “qualifying termination”), such executive is entitled to the accrued rights and, conditioned upon execution and non-revocation of a release and waiver of claims in favor of us and our affiliates, and continued compliance with the non-compete, non-solicitation, non-disparagement, and confidentiality provisions set forth in the employment agreements and described below under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards”:

•	a pro rata portion of his target annual bonus based upon the portion of the fiscal year during which the executive was employed (the “pro rata bonus”);

•	a lump-sum cash payment equal to 200% of the executive’s then-current base salary plus 200% of the actual bonus the executive received in respect of the immediately preceding fiscal year; and

•

a lump-sum cash payment equal to the monthly cost of the health and welfare benefits for the executive and his dependents, at the levels at which the executive received benefits on the date of termination, times twenty four (the “COBRA payment”).

For purposes of the amended and restated employment agreements of each of Messrs. Pedersen and Dunn, the term “cause” means the executive’s continued failure to substantially perform his employment duties for a period of ten (10) days; any dishonesty in the performance of the executive’s employment duties that is materially injurious to us; act(s) on the executive’s part constituting either a felony or a misdemeanor involving moral turpitude; the executive’s willful malfeasance or misconduct in connection with his employment duties that causes substantial injury to us; or the executive’s material breach of any covenants set forth in the amended and restated employment agreements, including the restrictive covenants set forth therein. A termination for “good reason” is deemed to occur upon specified events, including: a material reduction in the executive’s base salary; a material reduction in the executive’s authority or responsibilities; specified relocation events; or our breach of any of the provisions of the amended and restated employment agreements. Each of the foregoing events is subject to specified notice and cure periods.

In the event of the executive’s termination of employment due to death or disability, he will only be entitled to the accrued rights, the pro rata bonus payment, and the COBRA payment.

Incentive Compensation Plan

On March 4, 2019, APX’s board of directors adopted an Incentive Compensation Plan (the “Cash Bonus Plan”). Our Cash Bonus Plan allows the Committee to provide annual cash incentive awards to selected employees, including our NEOs, based upon performance goals established by the Committee. Pursuant to the Cash Bonus Plan, the Committee, in its sole discretion, will establish a target award for each participant and a bonus pool, with actual awards payable from such bonus pool, with respect to the applicable performance period.

Under the Cash Bonus Plan, the Committee, in its sole discretion, will determine the performance goals applicable to awards, which goals may include, without limitation: attainment of research, development and launch milestones, bookings, business divestitures and acquisitions, cash flow, cash position, contract awards or backlog, customer renewals, customer attrition rates or customer retention rates from an acquired company, subsidiary, business unit or division, earnings (which may include earnings before interest, tax, depreciation and amortization (“EBITDA”), adjusted EBITDA, EBITDA and adjusted EBITDA lifetime value, earnings before interest and taxes, earnings before taxes and net earnings, and other metrics), earnings per share, expenses, gross margin, growth in stockholder value, internal rate of return, inventory turns, inventory levels, market share, net income, net profit, net sales, new product development, new product invention or innovation, number of customers, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product development and launch and product release timelines, productivity, profit, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results or selling efforts, sales growth and other growth initiatives, stock price, time to market, total stockholder return, working capital, financial management and operational improvement, product innovation and strategy, installation base lifetime value, service costs, onboard key employees, such other metrics as may be set forth in the Company’s filings with the SEC from time to time and individual objectives such as peer reviews or other subjective or objective criteria, each as may be adjusted. As determined by the Committee, performance goals that include our financial results may be determined in accordance with GAAP, or such financial results may consist of non-GAAP financial measures and any actual results may be adjusted by the Committee for one-time items or unbudgeted or unexpected items and/or payments when determining whether the performance goals have been met. The goals may be on the basis of any factors the Committee determines relevant, and may be on an individual, divisional, business unit or enterprise basis. The performance goals may differ from participant to participant and from award to award.

The Committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the Committee’s discretion. The Committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not be required to establish any allocation or weighting with respect to the factors it considers.

Actual awards are paid in cash (or its equivalent) in a single lump sum as soon as practicable after the end of the performance period during which they are earned and after they are approved by the Committee, but in no event later than the 15th day of the third month of the fiscal year following the date the award has been earned. Unless otherwise determined by the Committee, to earn an actual award, a participant must be employed by us (or an affiliate of ours) through the date the bonus is paid.

APX’s board of directors, in its sole discretion, may alter, suspend or terminate the Cash Bonus Plan provided such action does not, without the consent of the participant, alter or impair the rights or obligations under any award theretofore earned by such participant.

Treatment of Equity Incentive Awards in Connection with the Proposed Merger

Vesting/Distribution Modifications. As of immediately prior to the effective time, 313 Acquisition and Vivint Smart Home will take all actions necessary to modify the vesting schedule for the 2.0x Company Group Equity Awards in accordance with the 2.0x Modification and the distribution schedule of the MOIC LTIP Shares in accordance with the LTIP Modification. For additional information regarding the 2.0x Modification and the LTIP Modification, see “Questions and Answers—I am an employee of Vivint Smart Home who holds equity awards of 313 Acquisition LLC, the Parent of Vivint Smart Home and/or Vivint Group, Inc., a subsidiary of Vivint Smart Home. How will my equity awards be treated in the merger?”, which is incorporated herein by reference.

Vested Company Group Class B Units. As of immediately prior to the effective time, each vested Company Group Class B Unit , including those held by our named executive officers (other than Messrs. Pedersen and

Dunn) and directors, will be redeemed by 313 Acquisition for shares of VSLR common stock and Vivint Smart Home common stock, with an equivalent value as the Company Group Class B Unit so redeemed, in a manner determined by the 313 Board, pursuant to the terms and conditions of the Company Group Stock Plans and the 313 LLCA, assuming a hypothetical liquidation of 313 Acquisition. The number of shares of VSLR common stock and Vivint Smart Home common stock issued with respect to each vested Company Group Class B Unit in such redemptions shall be determined on a pro rata basis using the relative value of the shares of VSLR common stock and Vivint Smart Home common stock held by 313 Acquisition as of the effective time. Holders of shares of Vivint Smart Home common stock received in such redemptions will be entitled to receive the merger consideration in accordance with the merger agreement as described above.

Unvested Company Group Class B Units. As of immediately prior to the effective time, each unvested Company Group Class B Unit , including those held by our named executive officers (other than Messrs. Pedersen and Dunn) and directors, will be redeemed by 313 Acquisition for a number of shares of Company Restricted Stock, with an equivalent value as the Company Group Class B Units so redeemed, in a manner determined by the 313 Board in accordance with the terms of the Company Group Stock Plans and the 313 LLCA, assuming a hypothetical liquidation of 313 Acquisition. Such shares of Company Restricted Stock shall be subject to the same vesting terms and conditions as the corresponding Company Group Class B Units, as modified pursuant to the 2.0x Modification. As of the effective time, each such share of Company Restricted Stock will automatically, without any action on the part of the holder thereof, be cancelled and converted into a number of shares of Rollover Restricted Stock equal to the exchange ratio, rounded to the nearest whole share of Mosaic Class A common stock.

Company Group RSUs. As of the effective time, each Company Group RSU, including those held by our directors, to the extent then outstanding and unsettled, without any action on the part of the holder thereof, will automatically be cancelled and converted into, and thereafter evidence, a Rollover RSU entitling the holder thereof to receive upon settlement a number of shares of Mosaic Class A common stock equal to the product of (x) the number of shares of VGI common stock subject to such Company Group RSU as of immediately prior to the effective time, multiplied by (y) the VGI exchange ratio, rounded down to the nearest whole number of shares of Mosaic Class A common stock.

Company Group SARs. As of the effective time, each Company Group SAR, including those held by our directors, to the extent then outstanding and unexercised, without any action on the part of the holder thereof, will automatically be cancelled and converted into and thereafter evidence a Rollover SAR with respect to a number of shares of Mosaic Class A common stock equal to the product of (x) the number of shares of VGI common stock subject to such Company Group SAR as of immediately prior to the effective time, multiplied by (y) the VGI exchange ratio, rounded down to the nearest whole number of shares of Mosaic Class A common stock, with a strike price per share of Mosaic Class A common stock equal to the quotient obtained by dividing (i) the per share strike price of such Company Group SAR as of immediately prior to the effective time by (ii) the VGI exchange ratio, rounded up to the nearest whole cent.

Company Group LTIP Plans. As of the effective time, Mosaic will assume the Company Group LTIP Plans, including any liabilities and obligations associated therewith and make adjustments such that awards under the Company Group LTIP Plans will be settled in a number of shares of Mosaic Class A common stock with a fair market value equal to a number of hypothetical Rollover SARs with respect to (a) the number of shares of VGI common stock subject to the hypothetical Company Group SARs underlying such Company Group LTIP Plan as of immediately prior to the effective time, multiplied by (b) the VGI exchange ratio, rounded down to the nearest whole number of shares of Mosaic Class A common stock, with a strike price per share of Mosaic Class A common stock equal to the quotient obtained by dividing (x) the per share strike price of such hypothetical Company Group SARs as of immediately prior to the effective time by (y) the VGI exchange ratio, rounded up to the nearest whole cent as if the consummation of the merger constituted an event similar to a “Public Offering” for purposes of the Company Group LTIP Plans.

Rollover Equity Awards. Any shares of Mosaic Class A common stock issuable under Rollover Equity Awards, other than the awards granted under the Rollover LTIP Plans or held by Messrs. Pedersen and Dunn, will be subject to restrictions on transfer until the first anniversary of the closing date of the merger, unless otherwise agreed to by Vivint Smart Home and the applicable holder. Following the effective time, each Rollover Equity Award will be subject to the 2019 Omnibus Plan and to the same terms and conditions, including, without limitation, any vesting conditions (as modified by the 2.0x Modification or the LTIP Modification, as applicable), as had applied to the corresponding Company Group Equity Award as of immediately prior to the effective time, except for such terms rendered inoperative by reason of the merger, subject to such adjustments as reasonably determined by the Mosaic board of directors to be necessary or appropriate to give effect to the conversion or the merger. After the consummation of the merger, holders of outstanding Rollover Equity Awards will have the contingent right to receive earnout shares if, from the consummation of the merger until the fifth anniversary thereof, the volume-weighted average price of Mosaic Class A common stock exceeds certain thresholds as described below.

Treatment of Equity Awards Held by Messrs. Pedersen and Dunn. As of immediately prior to the effective time, the Company Group Class B Units, whether or not vested, held by the Holdback Executives will be converted into a number of Class A Units in 313 Acquisition (the “Converted Class A Units”), in accordance with the terms and conditions of the Company Group Stock Plans and the 313 LLCA, with an equivalent value and subject to the same vesting terms and conditions as the corresponding Company Group Class B Units (as modified pursuant to the 2.0x Modification). As of immediately following the effective time, the Converted Class A Units held by the Holdback Executives (in addition to any other Class A Units held by the Holdback Executive) will be automatically reclassified into a number of vested and unvested units designed to track 313 Acquisition’s interests in the VSLR common stock, Mosaic Class A common stock, common stock of Vivint Wireless, Inc. (“VW”) and its other property, in each case held as of the effective time, subject to the same vesting terms and conditions as the corresponding Converted Class A Units, as applicable (the “tracking units”). The number of each class of tracking unit to be issued to the Holdback Executives will be determined on a pro rata basis using the relative value of the shares of VSLR common stock, Mosaic Class A common stock and VW common stock and other property held by 313 Acquisition as of immediately following the effective time. On the first anniversary of the closing date of the merger, 10% of any then-vested tracking units held by the Holdback Executives (other than other property tracking units), less any amounts previously sold by, or distributed to, Holdback Executives in connection sales of shares of VSLR common stock, Mosaic Class A common stock and VW common stock by 313 Acquisition, will be redeemed by 313 Acquisition for the shares of VSLR common stock, Mosaic Class A common stock and VW common stock underlying such tracking units in accordance with the terms and conditions of the 313 LLCA. Following the second anniversary of the closing date of the merger, upon written request to 313 Acquisition by a Holdback Executive, 313 Acquisition will promptly redeem all (or any portion) of the then-vested tracking units (other than other property tracking units) held by the Holdback Executives for the shares of VSLR common stock, Mosaic Class A common stock and VW common stock underlying such tracking units in accordance with the terms and conditions of the 313 LLCA. 313 Acquisition will have no obligation to redeem any other property tracking units at any time and may redeem such tracking units, in its sole discretion, in accordance with the terms and conditions of the 313 LLCA. No unvested tracking units held by the Holdback Executives will be redeemed.

In connection with the merger, the Company Group Class B Units, Company Group SARs and Company Group RSUs held by Messrs. D’Alessandro, Galant and Tibbetts will be treated as described under “Compensation Discussion and Analysis—Treatment of Equity Incentive Awards in Connection with the Proposed Merger”.

Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our named executive officers.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	Declined Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (5)	Total ($)
Todd R. Pedersen,	2018	695,096	105,030	2,670,732	770,213	—	1,035,452	5,276,523
Chief Executive Officer and Director	2017	674,469	—	—	822,558	—	1,012,282	2,509,309
	2016	582,115	—	—	660,000	—	806,428	2,048,543

Mark J. Davies,	2018	631,905	1,310,738	455,167	—	—	138,504	2,536,314
Chief Financial Officer	2017	613,154	370,800	—	—	—	127,267	1,111,221
	2016	550,962	360,000	6,667	—	—	78,406	996,035

Alex J. Dunn,	2018	695,096	105,030	2,670,732	770,213	—	889,305	5,130,376
President and Director	2017	674,469	—	—	822,558	—	877,021	2,374,048
	2016	582,115	—	—	660,000	—	2,909,956	4,152,071

Matthew J. Eyring,	2018	631,905	1,310,738	596,000	—	—	107,724	2,646,367
Executive Vice President, General Manager of Inside Sales	2017	613,154	370,800	—	—	—	100,618	1,084,572
	2016	550,962	360,000	14,167	—	—	59,997	985,126

Todd M. Santiago,	2018	631,905	1,310,738	596,000	—	—	144,586	2,683,230
Executive Vice President, General Manager of Retail	2017	613,154	370,800	—	—	—	137,786	1,121,740
	2016	559,875	360,000	14,167	—	—	135,050	1,069,092

(1)

Effective April 1, 2018, the base salaries of Messrs. Pedersen, Davies, Dunn, Eyring and Santiago were increased as follows: for Messrs. Pedersen and Dunn, from $679,800 to $700,194; for Messrs. Davies, Eyring and Santiago, from $618,000 to $636,540.

(2)

The amounts reported in this column for Messrs. Pedersen and Dunn for fiscal 2018 reflect the discretionary portion of their respective annual cash incentive awards. The amounts reported in this column for Messrs. Davies, Eyring and Santiago represent their annual discretionary bonuses earned for each respective fiscal year. Additionally, amounts reported in this column for Messrs. Davies, Eyring and Santiago for fiscal 2018 each include $833,333 of retention bonuses paid.

(3)

We did not grant any new stock awards to the named executive officers in fiscal 2018. The amounts reported in this column for fiscal 2018 reflect the incremental fair value, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718-Stock Compensation (“Topic 718”) and using the assumptions contained in Note 12—Stock Based Compensation and Equity in the consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus, in connection with the June 2018 modification of their previously granted long-term equity incentive awards of Class B Units. See “—Compensation Discussion and Analysis-Long-Term Incentive Compensation-Equity Awards” and “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards-Equity Awards-Vesting Terms”.

(4)	Amounts reported in this column for Messrs. Pedersen and Dunn reflect amounts earned under the annual cash incentive plan. See “—Compensation Discussion and Analysis-Compensation Elements-Bonuses”.
(5)	Amounts reported under All Other Compensation for fiscal 2018 reflect the following:
(a)

as to Mr. Pedersen, $300,000 additional cash compensation paid to Mr. Pedersen pursuant to his employment agreement (see “Narrative Disclosure to Summary Compensation Table and Grants of Plan Based Awards-Employment Agreements”), reimbursement for health insurance premiums, excess liability insurance premiums, $21,951 in country club membership fees, $42,431 in actual Company expenditures for use, including business use, of a Company car, alarm system fees, event tickets (for which we incurred no incremental costs), fuel expenses, $125,000 in actual Company expenditures for financial advisory services provided to Mr. Pedersen, other miscellaneous personal benefits and $358,020 reimbursed for taxes with respect to perquisites. In addition, Mr. Pedersen reimburses the Company for the aggregate variable costs associated with his personal use of the Company leased aircraft in accordance with the time-sharing agreement described under “—Compensation Discussion and Analysis-Compensation Elements-Benefits and Perquisites”. While maintenance costs are not included in the reimbursement amount under the time-sharing agreement, the Company has determined it is appropriate to allocate a portion of the maintenance costs when calculating the aggregate incremental cost associated with personal use of the Company aircraft for purposes of SEC disclosure. Therefore, amounts reported also reflect $159,786 in maintenance costs allocated on the basis of the proportion of personal use. In addition, family members of Mr. Pedersen have, in limited circumstances, accompanied him on business travel on the Company leased aircraft for which we incurred de minimis incremental costs;
(b)

as to Mr. Davies, $42,365 in actual Company expenditures for use, including business use, of a Company car, reimbursement for health insurance premiums, country club membership fees, event tickets (for which we incurred no incremental costs), excess liability insurance premiums, fuel expenses and $74,685 reimbursed for taxes owed with respect to perquisites. In addition, family members of Mr. Davies have, in limited circumstances, accompanied him on business travel on the Company leased aircraft for which we incurred de minimis incremental costs;

(c)

as to Mr. Dunn, $300,000 additional cash compensation paid to Mr. Dunn pursuant to his employment agreement (see “Narrative Disclosure to Summary Compensation Table and Grants of Plan Based Awards-Employment Agreements”), reimbursement for health insurance premiums, excess liability insurance premiums, the value of meals in the Company cafeteria, country club membership fees, $35,639 in actual Company expenditures for use, including business use, of a Company car, alarm system fees, event tickets (for which we incurred no incremental costs) and Company paid personal travel, $125,000 in actual Company expenditures for financial advisory services provided to Mr. Dunn, other miscellaneous personal benefits and $216,136 reimbursed for taxes with respect to perquisites. In addition, Mr. Dunn reimburses the Company for the aggregate variable costs associated with his personal use of the Company leased aircraft in accordance with the time-sharing agreement described under “—Compensation Discussion and Analysis-Compensation Elements-Benefits and Perquisites”. As discussed in footnote 6(a) above, amounts reported reflect a similar allocation of $146,674 in maintenance costs associated with Mr. Dunn’s personal use of the Company leased aircraft. In addition, family members of Mr. Dunn have, in limited circumstances, accompanied him on business travel on the Company leased aircraft for which we incurred $34,690 of incremental costs;

(d)

as to Mr. Eyring, $32,482 in actual Company expenditures for use, including business use, of a Company car, reimbursement for health insurance premiums, country club membership fees, event tickets (for which we incurred no incremental costs), the value of meals in the Company cafeteria, excess liability insurance premiums, fuel expenses, alarm system fees and $50,009 reimbursed for taxes owed with respect to perquisites; and

(e)

as to Mr. Santiago, $24,436 in actual Company expenditures for use, including business use, of a Company car, alarm system fees, reimbursement for health insurance premiums, country club membership fees, event tickets (for which we incurred no incremental costs), Company paid personal travel, the value of meals in the Company cafeteria, excess liability insurance premiums, fuel expenses, and $75,212 reimbursed for taxes owed with respect to perquisites. In addition, family members of Mr. Santiago have, in limited circumstances, accompanied him on business travel on the Company leased aircraft for which we incurred de minimis incremental costs.

Grants of Plan-Based Awards in 2018

The following table provides supplemental information relating to grants of plan-based awards made to our named executive officers during 2018.

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	Grant Date Fair Value of Stock and Option Awards ($) (3)
Name		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Todd R. Pedersen	—	350,097	700,194	1,750,485	—	—	—	7,028,243	2,670,732
Mark J. Davies	—	—	—	—	—	—	—	1,575,000	455,167
Alex Dunn	—	350,097	700,194	1,750,485	—	—	—	7,028,243	2,670,732
Matthew J. Eyring	—	—	—	—	—	—	—	1,725,000	596,000
Todd M. Santiago	—	—	—	—	—	—	—	1,725,000	596,000

(1)

Reflects the possible payouts of cash incentive compensation to Messrs. Pedersen and Dunn under the fiscal 2018 management bonus. The actual amounts paid are reflected in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table” and described in “Compensation Discussion and Analysis—Compensation Elements—Bonuses—Fiscal 2018 Management Bonus – Messrs. Pedersen and Dunn” above.

(2)	Represents Class B Units, the vesting terms of which were modified in 2018, and does not reflect new awards.
(3)

The amounts reported in this column reflect the incremental fair value, calculated in accordance with Topic 718, in connection with the modification of the Class B Units. See “—Compensation Discussion and Analysis-Long-Term Incentive Compensation-Equity Awards” and “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards-Equity Awards-Vesting Terms”.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards

Employment Agreements

Employment Agreements with Messrs. Pedersen and Dunn

The employment agreements in effect in 2018 with our Chief Executive Officer (“CEO”), Todd Pedersen, and our President, Alex Dunn, contain substantially similar terms. The principal terms of each of these agreements are summarized below, except with respect to potential payments and other benefits upon specified terminations, which are summarized below under “—Potential Payments Upon Termination or Change in Control”. As described above under “—Compensation Discussion and Analysis-Compensation Actions Taken in 2019”, we amended and restated these employment agreements on March 4, 2019.

Each employment agreement was entered into on August 7, 2014, provides for a term ending on November 16, 2017 and extends automatically for additional one-year periods unless either party elects not to extend the term. Under the employment agreements, each executive is eligible to receive a minimum base salary, specified below, and an annual bonus based on the achievement of specified financial goals for fiscal years 2013 and beyond. If these goals are achieved, the executive may receive an annual incentive cash bonus equal to a percentage of his base salary as provided below.

Mr. Pedersen’s employment agreement provides that he is to serve as CEO and is eligible to receive a base salary originally set at $500,000, subject to periodic review and increase, but not decrease. Mr. Dunn’s employment agreement provides that he is to serve as President and is eligible to receive a base salary originally set at $500,000, subject to periodic review and increase, but not decrease. Messrs. Pedersen’s and Dunn’s base salaries were adjusted as follows:

Prior to January 1, 2015 ($)	Effective as of January 1, 2015 ($)	Effective as of July 25, 2016 ($)	Effective as of April 1, 2017 ($)	Effective as of April 1, 2018 ($)
500,000	525,000	660,000	679,800	700,194

Messrs. Pedersen and Dunn are also eligible to receive a target bonus of 100% of his annual base salary at the end of the fiscal year if targets established by us are achieved.

The employment agreements contain the method for determining the bonus of Messrs. Pedersen and Dunn for any given year. The agreements provide that the calculation of any bonus will be determined based on the achievement of performance objectives, with targets for “threshold”, “target”, and “high” achievement of the specified objectives as further described under “—Compensation Discussion and Analysis-Compensation Elements-Bonuses”.

In addition, each employment agreement provides for the following:

•	Reasonable personal use of the company airplane, subject to reimbursement by the executive of an amount determined on a basis consistent with IRS guidelines;

•

An annual payment equal to $300,000 per year, subject to all applicable taxes and withholdings, intended to be used to reimburse the Company for the costs of the executive’s personal use of the company airplane; and

•	Access to a financial advisor to provide the executive with customary financial advice, subject to a combined aggregate cap of $250,000 on such professional fees for Messrs. Pedersen and Dunn.

Each executive officer is also entitled to participate in all employee benefit plans, programs and arrangements made available to other executive officers generally.

Each of the employment agreements also contains restrictive covenants, including an indefinite covenant on confidentiality of information, and covenants related to non-competition and non-solicitation of our employees and customers and affiliates at all times during employment, and for two years after any termination of employment. These covenants are substantially the same as the covenants Messrs. Pedersen and Dunn agreed to in connection with their receipt of Class B Units summarized below under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Equity Awards—Restrictive Covenants”.

Employment Agreements with Messrs. Davies, Eyring and Santiago

On March 8, 2016, we entered into employment agreements with certain of our officers, including Messrs. Davies, Eyring and Santiago. The employment agreements with Messrs. Davies, Eyring and Santiago contain substantially similar terms. The principal terms of each of these agreements are summarized below.

The employment agreement with each of these named executive officers provides for a term ending on March 8, 2019, which extends automatically for additional one-year periods unless either party elects not to extend the term. Under the employment agreements, each executive is eligible to receive a minimum base salary, and an annual bonus award with a target amount equal to a percentage of his base salary. The current annual base salary of each of Messrs. Davies, Eyring and Santiago is $618,000, and each of them is eligible to earn an annual bonus award with a target amount equal to 60% of their base salary at the end of the performance period. If the employment of Messrs. Davies, Eyring or Santiago terminates for any reason, the executive is entitled to receive: (1) any base salary accrued through the date of termination; (2) reimbursement of any unreimbursed business expenses properly incurred by the executive; and (3) such employee benefits, if any, as to which the executive may be entitled under the Company’s employee benefit plans (the payments and benefits described in (1) through (3), “accrued rights”).

If the employment of Messrs. Davies, Eyring or Santiago is terminated by us without “cause” (as defined below) and other than by reason of death or while he is disabled (any such termination, a “qualifying termination”), such executive is entitled to the accrued rights and, conditioned upon execution and non-revocation of a release and waiver of claims in favor of the Company and its affiliates, and continued compliance with the non-compete, non-solicitation, non-disparagement, and confidentiality provisions set forth in the employment agreements:

•	a pro rata portion of his target annual bonus based upon the portion of the fiscal year during which the executive was employed (the “pro rata bonus”);

•

a lump-sum cash payment equal to 150% of the executive’s then-current base salary plus 150% of the actual bonus the executive received in respect of the immediately preceding fiscal year (or, if a termination of employment occurs prior to any annual bonus becoming payable under his employment agreement, the target bonus for the immediately preceding fiscal year); and

•

a lump-sum cash payment equal to the cost of the health and welfare benefits for the executive and his dependents, at the levels at which the executive received benefits on the date of termination, for 18 months (the “COBRA payment”).

For purposes of their respective employment agreements, the term “cause” means the executive’s continued failure to substantially perform his employment duties for a period of 10 days following written notice from the Company; any dishonesty in the performance of the executive’s employment duties that is materially injurious to the Company; act(s) on the executive’s part constituting either a felony or a misdemeanor involving moral turpitude; the executive’s willful malfeasance or misconduct in connection with his employment duties that causes substantial injury to us; or the executive’s material breach of the restrictive covenants set forth in the employment agreements. Each of the foregoing events is subject to specified notice and cure periods.

In the event of the executive’s termination of employment due to death or disability, he will only be entitled to the accrued rights, the pro rata bonus payment, and the COBRA payment.

Each executive officer is also entitled to participate in all employee benefit plans, programs and arrangements made available to other executive officers generally.

Each of the employment agreements also contains restrictive covenants, including an indefinite covenant on confidentiality of information, and covenants related to non-competition and non-solicitation of the Company’s employees and customers and affiliates at all times during employment, and for 18 months after any termination of employment.

Equity Awards

As a condition to receiving his Class B Units, each named executive officer was required to enter into a subscription agreement with us and 313 Acquisition and to become a party to the limited liability company agreement of 313 Acquisition as well as a securityholders agreement. These agreements generally govern the named executive officer’s rights with respect to the Class B units and contain certain rights and obligations of the parties thereto with respect to vesting, governance, distributions, indemnification, voting, transfer restrictions and rights, including put and call rights, tag-along rights, drag-along rights, registration rights and rights of first refusal, and certain other matters.

Vesting Terms

Only vested Class B units are entitled to distributions. Prior to the modification we approved to their terms in June 2018 (the “Modification”), the Class B units were divided into a time-vesting portion (1/3 of the Class B Units granted), a 2.0x exit-vesting portion (1/3 of the Class B Units granted), and a 3.0x exit-vesting portion (1/3 of the Class B Units granted). Prior to the Modification, the time-vesting Class B Units, 2.0 exit-vesting Class B Units and 3.0x exit-vesting Class B Units had the following vesting terms:

•

Time-Vesting Units: Twelve months after the initial “vesting reference date”, as defined in the applicable subscription agreement, 20% of the named executive officer’s time-vesting Employee Units will vest, subject to continued employment through such date. The “vesting reference date” for Messrs. Pedersen and Dunn is November 16, 2012, the date of the grant of their Class B Units. The “vesting reference” date for the Class B Units granted to Messrs. Eyring and Santiago on August 12, 2013 is also November 16, 2012 and the “vesting reference date” for the Class B Units granted to Mr. Davies is November 4, 2013, which is the date he commenced employment with us. Thereafter, an additional 20% of the named executive officer’s time-vesting Class B Units will vest every year until he is fully vested, subject to his continued employment through each vesting date. Notwithstanding the foregoing, the time-vesting Class B Units will become fully vested upon a change of control (as defined in the securityholders agreement) that occurs while the named executive officer is still employed by us. In addition, as to Messrs. Pedersen and Dunn, the time-vesting Class B Units will also continue to vest for one year following a termination by 313 Acquisition without “cause” (excluding by reason of death or disability) or resignation by the executive for “good reason”, each as defined in the executive’s employment agreement (any such termination, a “qualifying termination”).

•

2.0x Exit-Vesting Units: The 2.0x exit-vesting Class B Units vest if the named executive officer is employed by us when and if Blackstone receives cash proceeds in respect of its Class A Units in 313 Acquisition equal to (x) a return equal to 2.0x Blackstone’s cumulative invested capital in respect of the Class A Units and (y) an annual internal rate of return of at least 20% on Blackstone’s cumulative invested capital in respect of its Class A Units (the “IRR Hurdle”). In addition, as to Messrs. Pedersen and Dunn, the 2.0x exit-vesting Class B Units will remain eligible to vest for one year following a qualifying termination if a change of control occurs during such one-year period and, as a result of such change of control, the 2.0x exit-vesting conditions are met. As to Messrs. Davies, Eyring and Santiago, the 2.0x exit- vesting Class B Units will remain eligible to vest for six months following a termination by us without “cause” (as defined for the purposes of the employment agreement) and other than by reason of death or while he is disabled if the applicable vesting criteria are satisfied during the six-month period. If the exit-vesting units do not become vested following the end of the six-month period, they will be forfeited without consideration.

•

3.0 Exit-Vesting Units: The 3.0x exit-vesting Class B Units vest if the named executive officer is employed by us when and if Blackstone receives cash proceeds in respect of its Class A Units in 313 Acquisition equal to (x) a return equal to 3.0x Blackstone’s cumulative invested capital in respect of the Class A Units and (y) an annual internal rate of return of at least 25% on Blackstone’s cumulative invested capital in respect of its Class A Units. In addition, as to Messrs. Pedersen and Dunn, the 3.0x exit-vesting Class B Units will remain eligible to vest for one year following a qualifying termination if a change of control occurs during such one-year period and, as a result of such change of control, the 3.0x exit-vesting conditions are met. As to Messrs. Davies, Eyring and Santiago, the 3.0x exit-vesting Class B Units will remain eligible to vest for six months following a termination by us without “cause” (as defined for the purposes of the employment agreement) and other than by reason of death or while he is disabled if the applicable vesting criteria are satisfied during the six-month period. If the exit-vesting units do not become vested following the end of the six-month period, they will be forfeited without consideration.

Pursuant to the Modification, the management subscription agreement of each Class B Unit participant was amended to provide that (i) the 2.0x exit-vesting Class B Units shall instead become vested at such time, subject to the existing conditions related to continued employment with the Company or its subsidiaries, that Blackstone shall have received cash proceeds in respect of Blackstone’s Class A Units in 313 Acquisition in an amount necessary to ensure a return equal to 2.0 times Blackstone’s cumulative invested capital in respect of the Class A Units in 313 Acquisition and there shall be no IRR Hurdle and (ii) the 3.0x exit-vesting Class B Units shall no longer be subject to any performance criteria and instead become vested, subject to the applicable participant’s continued employment with the Company or its subsidiaries through the applicable vesting date, with respect to 20% of the 3.0x Class B Units on each of the first five anniversaries of June 12, 2018; provided, that in the event of a change of control during the applicable participant’s continued employment with the Company or its subsidiaries, the 3.0x exit-vesting Class B Units shall, to the extent not then vested or previously forfeited or cancelled, become fully vested. The terms of the time-vesting Class B Units remain unchanged and the terms of the 2.0x exit-vesting Class B Units and 3.0x exit-vesting Class B Units remained unchanged other than as set forth above. The incremental fair value in connection with the modification of the Class B Units is reflected in the “Stock Awards” column of the Summary Compensation Table and in the “Grants of Plan-Based Awards in 2018” table.

Put Rights

Prior to an initial public offering, if an executive officer’s employment is terminated due to death or disability, such executive has the right, subject to specified limitations and for a specified period following the termination date, to cause the Company to purchase on one occasion all, but not less than all, of such executive’s vested Class B Units, in either case, at the fair market value of such units.

Call Rights Regarding Messrs. Pedersen’s and Dunn’s Class B Units

If Messrs. Pedersen or Dunn are terminated for any reason, or in the event of a restrictive covenant violation, the Company has the right, for a specified period following the termination of such executive’s employment, to purchase all of such executive’s vested Class B units as follows:

Triggering Event	Call Price	Put Price
Death or Disability	fair market value	fair market value
Termination With Cause or Voluntary Resignation When Grounds Exist for Cause	lesser of (a) fair market value and (b) cost	N/A
Termination Without Cause or Resignation For Good Reason	fair market value	N/A
Voluntary Resignation Without Good Reason Prior to November 16, 2014	lesser of (a) fair market value and (b) cost	N/A
Voluntary Resignation on or After November 16, 2014	fair market value	N/A
Restrictive Covenant Violation	lesser of (a) fair market value and (b) cost	N/A

Call Rights Regarding Other Executive Officers’ Class B Units

With respect to our other executive officers, if the executive officer is terminated for any reason, in the event of a restrictive covenant violation or if the executive engages in any conduct that would be a violation of a restrictive covenant set forth in the executive’s management unit subscription agreement but for the fact that the conduct occurred outside the relevant periods (any such conduct, “Competitive Activity”), then the Company has the right, for a specified period following the termination of such executive’s employment, to purchase all of such executive’s vested Class B units as follows:

Triggering Event	Call Price	Put Price
Death or Disability	fair market value	fair market value
Termination With Cause or Voluntary Resignation When Grounds Exist for Cause	lesser of (a) fair market value and (b) cost	N/A
Termination Without Cause	fair market value	N/A
Voluntary Resignation Prior to November 16, 2014, or, if Later, the Second Anniversary of Date of Hire	lesser of (a) fair market value and (b) cost	N/A
Voluntary Resignation on or After November 16, 2014, or, if Later, the Second Anniversary of Date of Hire	fair market value	N/A
Restrictive Covenant Violation	lesser of (a) fair market value and (b) cost	N/A
Competitive Activity Not Constituting a Restrictive Covenant Violation	fair market value	N/A

Restrictive Covenants

In addition, as a condition of receiving their units in 313 Acquisition, our executive officers have agreed to specified restrictive covenants, including an indefinite covenant on confidentiality of information, and covenants related to non-disparagement, non-competition and non-solicitation of our employees and customers and affiliates at all times during the named executive officer’s employment, and for specified periods after any termination of employment as set forth in the subscription agreement (two years for Messrs. Pedersen and Dunn and one-year non-compete and non-solicit periods and a three-year non-disparagement period for each of our other named executive officers).

Additional terms regarding the equity awards are summarized above under “—Compensation Discussion and Analysis—Compensation Elements—Long-Term Equity Compensation” and under “—Potential Payments Upon Termination or Change in Control” below.

Outstanding Equity Awards at 2018 Fiscal Year-End

The following table provides information regarding outstanding equity awards for our named executive officers as of December 31, 2018. The equity awards held by the named executive officers are Class B Units, which represent an equity interest in 313 Acquisition.

	Stock Awards
	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#) (1)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Todd R. Pedersen	11/16/2012	7,028,243	(2)	7,028,243	(2)
Mark J. Davies	9/20/2016	213,333	(2)	133,333	(2)
	3/3/2014	1,441,667	(2)	1,441,667	(2)
Alex J. Dunn	11/16/2012	7,028,243	(2)	7,028,243	(2)
Matthew J. Eyring	9/20/2016	453,333	(2)	283,333	(2)
	7/12/2013	1,441,667	(2)	1,441,667	(2)
Todd M. Santiago	9/20/2016	453,333	(2)	283,333	(2)
	7/12/2013	1,441,667	(2)	1,441,667	(2)

(1)

Consists of time-vesting Class B Units of 313 Acquisition. The following provides information with respect to the vesting schedules of the time-vesting Class B Units of 313 Acquisition held by our NEOs:

•	Mr. Pedersen—of these outstanding time-vesting Class B Units of 313 Acquisition, all vest 20% over a five-year period on each anniversary of June 12, 2018.

•

Mr. Davies—of these outstanding time-vesting Class B Units of 313 Acquisition, 80,000 of the Class B Units granted on September 20, 2016 vest 20% over a five-year period on each anniversary of September 20, 2016, 133,333 of the Class B Units granted on September 20, 2016 vest 20% over a five-year period on each anniversary of June 12, 2018, and all of the Class B Units granted on March 3, 2014 vest 20% over a five-year period on each anniversary of June 12, 2018.

•	Mr. Dunn—of these outstanding time-vesting Class B Units of 313 Acquisition, all vest 20% over a five-year period on each anniversary of June 12, 2018.

•

Mr. Eyring—of these outstanding time-vesting Class B Units of 313 Acquisition, 170,000 of the Class B Units granted on September 20, 2016 vest 20% over a five-year period on each anniversary of September 20, 2016, 283,333 of the Class B Units granted on September 20, 2016 vest 20% over a five-year period on each anniversary of June 12, 2018, and all of the Class B Units granted on July 12, 2013 vest 20% over a five-year period on each anniversary of June 12, 2018.

•

Mr. Santiago—of these outstanding time-vesting Class B Units of 313 Acquisition, 170,000 of the Class B Units granted on September 20, 2016 vest 20% over a five-year period on each anniversary of September 20, 2016, 283,333 of the Class B Units granted on September 20, 2016 vest 20% over a five-year period on each anniversary of June 12, 2018, and all of the Class B Units granted on July 12, 2013 vest 20% over a five-year period on each anniversary of June 12, 2018.

Additional terms of these time-vesting units are summarized under “—Compensation Discussion and Analysis—Compensation Elements—Long-Term Equity Compensation”, “Narrative Disclosure to Summary Compensation Table and Grants of Plan Based Awards Table—Equity Awards” and “Potential Payments Upon Termination or Change in Control”. Vesting of the time-vesting Class B Units will be accelerated upon a change of control that occurs while the executive is still employed by us and, as to Messrs. Pedersen and Dunn, will also continue to vest for one year following a qualifying termination, each as described under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Equity Awards”.

(2)	Because there was no public market for the Class B Units of 313 Acquisition as of December 31, 2018, the market value of such units was not determinable as of such date.
(3)

Reflects exit-vesting Class B Units. Unvested exit-vesting Class B units vest as described under the “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Equity Awards” section above. As to (i) Messrs. Pedersen and Dunn, the 2.0x exit-vesting Class B Units will remain eligible to vest for one year following a qualifying termination if a change of control occurs during such one-year period and, as a result of such change of control, the respective exit-vesting conditions are met, and (ii) as to Messrs. Davies, Eyring and Santiago, 2.0x exit-vesting Class B Units will remain outstanding and eligible to vest for a six-month period following a termination by us without “cause” (as defined for the purposes of his employment agreement) and other than by reason of death or while he is disabled if the applicable vesting criteria are satisfied during the six-month period, each as described under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Equity Awards”.

Option Exercises and Stock Vested in 2018

The following table provides information regarding the equity held by our named executive officers that vested during 2018.

	Stock Awards
Name	Number of Shares or Units Acquired on Vesting (#)	Value Realized on Vesting ($)
Todd R. Pedersen	—	(1)
Mark J. Davies	315,000	(1)
Alex J. Dunn	—	(1)
Matthew J. Eyring	56,667	(1)
Todd M. Santiago	56,667	(1)

(1)	Because there was no public market for the Class B Units of 313 Acquisition as of the applicable vesting date, the market value of such units on the vesting date was not determinable.

Pension Benefits

We have no pension benefits for our executive officers.

Nonqualified Deferred Compensation

We have no nonqualified defined contribution or other nonqualified deferred compensation plans for our executive officers.

Potential Payments Upon Termination or Change in Control

The following section describes the potential payments and benefits that would have been payable to our named executive officers under existing plans and contractual arrangements assuming (1) a termination of employment or (2) a change of control occurred, in each case, on December 31, 2018, the last business day of fiscal 2018. The amounts shown in the table do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the named executive officers. These include distributions of plan balances under our 401(k) savings plan and similar items.

Messrs. Pedersen and Dunn

Pursuant to their respective employment agreements, if Mr. Pedersen’s or Mr. Dunn’s employment terminates for any reason, the executive is entitled to receive: (1) any base salary accrued through the date of termination; (2) any annual bonus earned, but unpaid, as of the date of termination; (3) reimbursement of any unreimbursed business expenses properly incurred by the executive; and (4) such employee benefits, if any, as to which the executive may be entitled under our employee benefit plans (the payments and benefits described in (1) through (4) , “accrued rights”).

If the employment of Messrs. Pedersen and Dunn is terminated by us without “cause” (as defined below) (other than by reason of death or while he is disabled) or if either executive resigns with “good reason” (as defined below) (any such termination, a “qualifying termination”), such executive is entitled to the accrued rights and, conditioned upon execution and non-revocation of a release and waiver of claims in favor of us and our affiliates, and continued compliance with the non-compete, non-solicitation, non-disparagement, and confidentiality provisions set forth in the employment agreements and described above under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards”:

•	a pro rata portion of his target annual bonus based upon the portion of the fiscal year during which the executive was employed (the “pro rata bonus”);

•

a lump-sum cash payment equal to 200% of the executive’s then-current base salary plus 200% of the actual bonus the executive received in respect of the immediately preceding fiscal year (or, if a termination of employment occurs prior to any annual bonus becoming payable under his employment agreement, the target bonus for the immediately preceding fiscal year); and

•

a lump-sum cash payment equal to the cost of the health and welfare benefits for the executive and his dependents, at the levels at which the executive received benefits on the date of termination, for two years (the “COBRA payment”).

For purposes of the employment agreements of each of Messrs. Pedersen and Dunn, the term “cause” means the executive’s continued failure to substantially perform his employment duties for a period of ten (10) days; any dishonesty in the performance of the executive’s employment duties that is materially injurious to us; act(s) on the executive’s part constituting either a felony or a misdemeanor involving moral turpitude; the executive’s willful malfeasance or misconduct in connection with his employment duties that causes substantial injury to us; or the executive’s material breach of any covenants set forth in the employment agreements, including the restrictive covenants set forth therein. A termination for “good reason” is deemed to occur upon specified events, including: a material reduction in the executive’s base salary; a material reduction in the executive’s authority or responsibilities; specified relocation events; or our breach of any of the provisions of the employment agreements. Each of the foregoing events is subject to specified notice and cure periods.

In the event of the executive’s termination of employment due to death or disability, he will only be entitled to the accrued rights, the pro rata bonus payment, and the COBRA payment.

On March 4, 2019, we amended and restated the employment agreements of Messrs. Pedersen and Dunn. The provisions relating to a termination of employment under such amended and restated employment agreements are summarized under “—Compensation Discussion and Analysis—Compensation Actions Taken in 2019—Employment Agreements with Messrs. Pedersen and Dunn” and such description is incorporated herein by reference.

Messrs. Davies, Eyring and Santiago

Pursuant to their respective employment agreements, if the employment of Messrs. Davies, Eyring or Santiago terminates for any reason, the executive is entitled to receive: (1) any base salary accrued through the date of termination; (2) reimbursement of any unreimbursed business expenses properly incurred by the executive; and (3) such employee benefits, if any, as to which the executive may be entitled under the Company’s employee benefit plans (the payments and benefits described in (1) through (3), “accrued rights”).

If the employment of Messrs. Davies, Eyring or Santiago is terminated by us without “cause” (as defined below) and other than by reason of death or while he is disabled (any such termination, a “qualifying termination”), such executive is entitled to the accrued rights and, conditioned upon execution and non-revocation of a release and waiver of claims in favor of the Company and its affiliates, and continued compliance with the non-compete, non-solicitation, non-disparagement, and confidentiality provisions set forth in the employment agreements:

•	a pro rata portion of his target annual bonus based upon the portion of the fiscal year during which the executive was employed (the “pro rata bonus”);

•

a lump-sum cash payment equal to 150% of the executive’s then-current base salary plus 150% of the actual bonus the executive received in respect of the immediately preceding fiscal year (or, if a termination of employment occurs prior to any annual bonus becoming payable under his employment agreement, the target bonus for the immediately preceding fiscal year); and

•

a lump-sum cash payment equal to the cost of the health and welfare benefits for the executive and his dependents, at the levels at which the executive received benefits on the date of termination, for 18 months (the “COBRA payment”).

Under the employment agreements for Messrs. Davies, Eyring, and Santiago, “cause” means the executive’s continued failure to substantially perform his employment duties for a period of ten (10) days following written notice from the Company; any dishonesty in the performance of the executive’s employment duties that is materially injurious to the Company; act(s) on the executive’s part constituting either a felony or a misdemeanor involving moral turpitude; the executive’s willful malfeasance or misconduct in connection with his employment duties that causes substantial injury to us; or the executive’s material breach of the restrictive covenants set forth in the employment agreements. Each of the foregoing events is subject to specified notice and cure periods.

In the event of the executive’s termination of employment due to death or disability, he will only be entitled to the accrued rights, the pro rata bonus payment, and the COBRA payment.

The following table lists the payments and benefits that would have been triggered for Messrs. Pedersen, Davies, Dunn, Eyring and Santiago under the circumstances described below assuming that the applicable triggering event occurred on December 31, 2018.

Name	Cash Severance ($) (1)	Prorated Bonus ($) (2)	Continuation of Health Benefits ($) (3)	Accrued But Unused Vacation ($)	Value of Accelerated Equity ($) (4)	Total ($)
Todd R. Pedersen
Termination Without Cause or for Good Reason	3,045,504	700,194	27,785	—	—	3,773,483
Change of Control	—	—	—	—	—	—
Death or Disability	—	700,194	27,785	—	—	727,979
Mark J. Davies
Termination Without Cause or for Good Reason	1,511,010	381,924	20,839	—	—	1,913,773
Change of Control	—	—	—	—	—	—
Death or Disability	—	381,924	—	—	—	381,924
Alex J. Dunn
Termination Without Cause or for Good Reason	3,045,504	700,194	27,785	—	—	3,773,483
Change of Control	—	—	—	—	—	—
Death or Disability	—	700,194	27,785	—	—	727,979
Matthew J. Eyring
Termination Without Cause or for Good Reason	1,511,010	381,924	20,839	—	—	1,913,773
Change of Control	—	—	—	—	—	—
Death or Disability	—	381,924	—	—	—	381,924
Todd M. Santiago
Termination Without Cause or for Good Reason	1,511,010	381,924	20,839	—	—	1,913,773
Change of Control	—	—	—	—	—	—
Death or Disability	—	381,924	—	—	—	381,924

(1)

Messrs. Pedersen and Dunn’s cash severance reflects a lump sum cash payment equal to the sum of (x) 200% of the executive’s base salary of $679,800 and (y) 200% of the executive’s respective actual annual bonus paid for the preceding fiscal year. For fiscal 2016, Messrs. Pedersen and Dunn each received an annual bonus of $660,000. Messrs. Davies, Eyring and Santiago’s cash severance reflects a lump sum cash payment equal to the sum of (x) 150% of the executive’s base salary of $618,000 and (y) 150% of the executive’s respective actual annual bonus paid for the preceding fiscal year. For fiscal 2016, Messrs. Davies, Eyring and Santiago each received an annual bonus of $360,000.

(2)	Reflects the executive’s target bonus for the 12 completed months of employment for the 2018 fiscal year.
(3)

For Messrs. Pedersen and Dunn reflects the cost of providing the executive officer with continued health and welfare benefits for the executive and his dependents under COBRA for two years and assuming 2018 rates. For Messrs. Davies, Eyring and Santiago reflects the cost of providing the executive officer with continued health and welfare benefits for the executive and his dependents under COBRA for 18 months and assuming 2018 rates.

(4)

Upon a change of control each of Messrs. Pedersen’s, Davies’, Dunn’s, Eyring’s and Santiago’s unvested time-vesting Class B Units (including the 3.0x exit-vesting Class B Units that were converted to time-vesting Class B Units pursuant to the Modification) would become immediately vested. However, because there was no public market for the Class B Units as of December 31, 2018, the market value of such Class B Units was not determinable. In addition, the unvested 2.0x exit-vesting Class B Units would vest upon a change of control if the exit-vesting hurdle is met. Amounts reported assume that the exit-vesting Class B Units do not vest upon a change of control.

Messrs. Davies, Eyring and Santiago

In addition, as described above under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Equity Awards—Restrictive Covenants”, as a condition of receiving their units in 313 Acquisition, Messrs. Davies, Eyring and Santiago agreed to specified restrictive covenants for specified periods upon a termination of employment, including an indefinite covenant on confidentiality of information, and one-year non-competition and non-solicitation covenants and a three-year non-disparagement covenant.

Director Compensation

The members of our board of directors other than David D’Alessandro, who was elected to the board of directors in fiscal 2013, and Paul Galant and Joseph S. Tibbetts, Jr., who were elected to the board of directors in October 2015, received no additional compensation for serving on the board of directors or our Audit Committee or Compensation Committee during 2018.

In connection with the election of each of Messrs. D’Alessandro, Galant and Tibbetts, the Company entered into a letter agreement setting forth the compensation terms related to his service on the board of directors. Pursuant to their respective letter agreements, the Company will pay each of them an annual retainer of $150,000 per year, and Messrs. D’Alessandro, Galant and Tibbetts will not be eligible for any bonus amounts or be eligible to participate in any of the Company’s employee benefit plans.

In addition, in 2013, an affiliate of Mr. D’Alessandro was granted 500,000 Class B Units, which are similar to the Class B Units granted to the named executive officers. The Class B Units were initially divided into a time-vesting portion (one-third of the Class B Units granted), a 2.0x exit-vesting portion (one-third of the Class B Units granted), and a 3.0x exit-vesting portion (one-third of the Class B Units granted). The vesting terms of these units, which have a “vesting reference date” of July 18, 2013, are substantially similar to the Class B Units previously granted to our named executive officers, were modified in 2018 in the same manner the Class B Units previously granted to our named executive officers were modified, and are described under “—Narrative to Summary Compensation Table and Grants of Plan-Based Awards—Equity Awards”. Subsequently, in March 2019, 313 Acquisition entered into an agreement with the affiliate of Mr. D’Alessandro which provided that the 2.0x exit-vesting portion of the Class B Units and 3.0x exit portion of the Class B Units would be further modified such that (i) the 2.0x exit-vesting portion will instead vest on the earlier to occur of (x) March 4, 2020, and (y) a change of control and (ii) the 3.0x exit-vesting portion will instead vest on the earlier to occur of (x) March 4, 2021, and (y) a change of control, subject, in each case, to Mr. D’Alessandro continuing to serve on the board of directors as of such date.

On September 20, 2016, each of Messrs. Galant and Tibbetts was granted an award of stock appreciation rights pursuant to the Vivint Group, Inc. Amended and Restated 2013 Omnibus Incentive Plan covering 84,034 shares of common stock of Vivint Group, Inc., with a strike price of $1.19 per share, which became vested and exercisable on July 1, 2017. Upon exercise of a vested SAR, Vivint Smart Home shall pay the holder an amount equal to the number of shares subject to such vested SAR which are being exercised, multiplied by the excess of the fair market value of one share over the applicable strike price, and reduced by the aggregate amount of all applicable income and employment taxes required to be withheld.

In addition, on June 8, 2018, each of Messrs. Galant and Tibbetts was granted an award of 180,000 restricted stock units and on March 4, 2019, an affiliate of Mr. D’Alessandro was granted an award of 236,111 restricted stock units, in each case covering an equivalent number of shares of Vivint Group, Inc. common stock and pursuant to the Vivint Group, Inc. Amended and Restated 2013 Omnibus Incentive Plan (the “Vivint Group Plan”). The restricted stock units granted to Messrs. Galant and Tibbetts become vested on each of the first three anniversaries of June 8, 2018. The restricted stock units granted to the affiliate of Mr. D’Alessandro become vested on each of the first three anniversaries of September 20, 2018. Vested restricted stock units will be settled as soon as reasonably practicable (and, in any event, within two and one-half months) following the earliest to occur of (x) the termination of a director’s service other than (1) a removal of such director for Cause (as defined in the Vivint Group Plan) or (2) a resignation of such director at a time when grounds exist for a removal for Cause, (y) a Change of Control (as defined in the Vivint Group Plan) and (z) the fifth anniversary of the grant date. Upon settlement of a vested restricted stock unit, Vivint Smart Home shall pay the holder an amount equal to one share of common stock of Vivint Group, Inc. in cash, shares of common stock of Vivint Group, Inc., shares or units of capital stock of 313 Acquisition or one of 313 Acquisition’s majority-owned subsidiaries that beneficially owns, directly or indirectly, a majority of the voting power of Vivint Group, Inc.’s capital stock valued at fair market value or any combination thereof. Prior to an initial public offering, if a director’s service is terminated due to death or disability, such director has the right, subject to specified limitations and for a specified period following the termination date, to cause the Company to purchase on one occasion all, but not less than all, of such director’s vested restricted stock units, in either case, at the fair market value of such units. In addition, if the director’s service is terminated for any reason other than cause or a restrictive covenant violation, if the director terminates his service voluntarily when grounds do not exist for a termination with cause or if the director engages in any conduct that would be a violation of a restrictive covenant set forth in the applicable award agreement but for the fact that the conduct occurred outside the relevant periods (any such conduct, a “Competitive Activity”), then the Company has the right, for a specified period following the termination of such director’s service, to purchase all of such director’s vested restricted stock units at fair market value.

The award agreements with Messrs. Galant and Tibbetts relating to the restricted stock units contain specified restrictive covenants, including an indefinite covenant on confidentiality of information, and covenants related to non-disparagement, noncompetition and non-solicitation of our employees and subscribers and affiliates at all times during the director’s service, and for a one-year period after any termination of his service.

In connection with the merger, the Class B Units, stock appreciation rights and restricted stock units held by Messrs. D’Alessandro, Galant and Tibbetts will be treated as described under “Compensation Discussion and Analysis—Treatment of Equity Incentive Awards in Connection with the Proposed Merger”.

The following table provides information on the compensation of our non-management directors in fiscal 2018.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David F. D’Alessandro	150,000	63,333	—	—	—	—	213,333
Paul S. Galant	150,000	86,400	—	—	—	—	236,400
Bruce McEvoy (2)	—	—	—	—	—	—	—
Jay D. Pauley (2)	—	—	—	—	—	—	—
Joseph S. Tibbetts, Jr.	150,000	86,400	—	—	—	—	236,400
Peter F. Wallace (2)	—	—	—	—	—	—	—

(1)

The amounts reported in this column for Messrs. Galant and Tibbetts reflect the grant date fair value of the restricted stock unit awards of Vivint Group, Inc., calculated in accordance with Topic 718 utilizing the assumptions discussed in Note 12—“Stock-Based Compensation and Equity” in the audited financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus. The amounts reported in this column for Mr. D’Alessandro reflect the incremental fair value, calculated in accordance with Topic 718, in connection with the modification of the Class B Units. See “—Compensation Discussion and Analysis-Long-Term Incentive Compensation-Equity Awards” and “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards-Equity Awards-Vesting Terms”. As of December 31, 2018, Mr. D’Alessandro held Class B Units as follows: 166,667 unvested units subject to time-vesting criteria that vest on each of the first five anniversaries of June 12, 2018, 166,667 unvested units subject to exit-vesting criteria and 166,667 vested units. Each of Messrs. Galant and Tibbetts held 84,034 stock appreciation rights covering shares of common stock of Vivint Group, Inc., which became vested and exercisable on July 1, 2017 and 180,000 restricted stock units of Vivint Group, Inc. which become vested on each of the first three anniversaries of June 8, 2018.
(2)	Employees of Blackstone and Summit Partners do not receive any compensation from us for their services on our board of directors.

Selected Historical Consolidated Financial Information of Vivint Smart Home

The following selected historical consolidated financial information and other data for Vivint Smart Home set forth below should be read in conjunction with “Vivint Smart Home’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Vivint Smart Home’s historical consolidated financial statements and the related notes thereto contained elsewhere in this proxy statement/consent solicitation statement/prospectus.

The selected historical consolidated financial information and other data presented below for the years ended December 31, 2016, 2017 and 2018, and the selected consolidated balance sheet and other data as of December 31, 2017 and 2018 have been derived from Vivint Smart Home’s audited consolidated financial statements included in this proxy statement/consent solicitation statement/prospectus. The selected historical consolidated financial information and other data presented below for the years ended December 31, 2014 and 2015 and the selected consolidated balance sheet and other data as of December 31, 2014, 2015 and 2016 have been derived from Vivint Smart Home’s consolidated financial statements which are not included in this proxy statement/consent solicitation statement/prospectus.

The selected consolidated financial data as of September 30, 2019 and for the nine months ended September 30, 2018 and 2019 have been derived from Vivint Smart Home’s unaudited condensed consolidated financial statements included in this proxy statement/consent solicitation statement/prospectus. The unaudited financial data presented have been prepared on a basis consistent with Vivint Smart Home’s audited consolidated financial statements. In the opinion of Vivint Smart Home’s management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

	Year Ended December 31,					Nine Months Ended September 30,
	2014	2015	2016	2017	2018	2018	2019
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Total revenue	$563,677	$653,721	$757,907	$881,983	$1,050,441	$773,899	$848,146
Total costs and expenses	657,546	762,396	829,009	1,037,476	1,297,221	973,451	969,559
Loss from operations	(93,869)	(108,675)	(71,102)	(155,493)	(246,780)	(199,522)	(121,413)
Other expenses:
Interest expense	(147,511)	(161,339)	(197,965)	(225,772)	(245,214)	(180,998)	(194,798)
Interest income	4,602	90	432	130	425	31	23
Gain on sale of Spectrum	—	—	—	—	50,389	50,389	—
Other income (expense)	1,779	(8,832)	(7,255)	(27,986)	(33,066)	(24,390)	8,126

Loss from continuing operations before income taxes	(234,999)	(278,756)	(275,890)	(409,121)	(474,246)	(354,520)	(308,062)
Income tax expense (benefit)	514	351	67	1,078	(1,611)	(1,562)	(604)

Net loss	$(235,513)	$(279,107)	$(275,957)	$(410,199)	$(472,635)	$(352,958)	$(307,458)

	As of December 31,					As of September 30,
	2014	2015	2016	2017	2018	2019
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$13,384	$23,668	$43,520	$3,872	$12,773	$2,878
Working capital deficit	(45,212)	(99,843)	(80,170)	(161,255)	(340,478)	(463,769)
Adjusted working capital deficit (excluding cash and capital/finance lease) obligation	(53,047)	(115,895)	(113,893)	(154,513)	(345,508)	(459,070)
Total assets	2,261,943	2,324,753	2,547,662	2,872,206	2,524,491	2,692,542
Total debt	1,835,068	2,138,112	2,486,700	2,820,297	3,045,195	3,171,788
Total stockholders’ equity (deficit)	230,843	(55,884)	(245,182)	(652,375)	(1,397,041)	(1,700,411)

	Year Ended December 31,					Nine Months Ended September 30,
	2014	2015	2016	2017	2018	2018	2019
	(in thousands)
Statement of Cash Flows Data:
Net cash used in operating activities	$(305,001)	$(255,307)	$(365,706)	$(309,332)	$(220,499)	$(130,023)	$(122,750)
Net cash (used in) provided by investing activities	(14,004)	(35,615)	(15,147)	(21,661)	32,922	37,455	(2,465)
Net cash provided by financing activities	29,218	302,932	401,171	291,213	196,407	201,664	115,298

Vivint Smart Home’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of Vivint Smart Home’s consolidated results of operations and financial condition. The discussion should be read in conjunction with “Selected Consolidated Financial Information of Vivint Smart Home” and Vivint Smart Home’s consolidated financial statements and notes thereto included elsewhere in this proxy statement/consent solicitation statement/prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under the heading “Risk Factors”. Actual results may differ materially from those contained in any forward-looking statements. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of Vivint Smart Home, Inc. and its consolidated subsidiaries.

Business Overview

We are a smart home technology company. Our purpose-built platform has all the components required to deliver on the promise of a true smart home experience. Our smart home platform is comprised of the following five pillars: (1) our Smart Home Operating System, (2) our AI-driven smart home automation and assistance software, Vivint Assist, (3) our portfolio of proprietary, internally developed smart devices, (4) our curated yet extensible partner-neutral ecosystem, and (5) our people delivering tech-enabled premium services, including consultative selling, professional installation, and support.

We were founded by our CEO Todd Pedersen in 1999 and have grown to become one of the largest smart home solutions providers in North America with over 1.5 million subscribers as of September 30, 2019, managing over 20 million devices and processing over 1.5 billion home-related events on a daily basis. Our nationwide sales and service footprint covers 98% of U.S. zip codes.

Our culture and our history are characterized by a spirit of continuous innovation, resulting in the development of cutting-edge proprietary smart home devices and tech-enabled services for the smart home. Consistent with our Vivint brand name, which represents ‘to live intelligently’, our solution allows subscribers to live intelligently and to enjoy the benefits of a smart home. Our approach has focused on putting the subscriber experience first, which we do by presenting our subscribers with the right combination of technology and support, delivered by people who care.

Our go-to-market strategy is based on directly educating consumers about the value and benefits of a smart home experience. We reach consumers through a variety of efficient customer acquisition channels, including our direct-to-home, national inside sales, and retail partnership programs. We continue to scale these efforts through our proprietary operations technology, by launching new and innovative products and services, and by building out our consultative sales channels. We continue to strengthen our relationships with existing subscribers by offering them the ability to use Vivint Flex Pay to finance an upgrade of their existing system and to add new devices and features to their smart homes as our portfolio of offerings expands.

Key Performance Measures

In evaluating our results, we review several key performance measures discussed below. We believe that the presentation of such metrics is useful to our investors and lenders because they are used to measure the value of companies such as ours with recurring revenue streams.

Total Subscribers

We refer to “Total Subscribers” as meaning the aggregate number of active smart home and security subscribers at the end of a given period.

Total Monthly Revenue

Total monthly revenue (“Total MR”), is the average monthly total revenue recognized during the period.

Average Monthly Revenue per User

Average monthly revenue per user (“AMRU”), is Total MR divided by average monthly Total Subscribers during a given period.

Total Monthly Service Revenue

Total monthly service revenue (“MSR”), is the contracted recurring monthly service billings to our smart home and security subscribers, based on the Total Subscribers number as of the end of a given period.

Average Monthly Service Revenue per User

Average monthly service revenue per user (“AMSRU”), is Total MSR divided by Total Subscribers at the end of a given period.

Attrition Rate

We refer to “Attrition rate” as meaning the aggregate number of canceled smart home and security subscribers during the prior 12 month period divided by the monthly weighted average number of Total Subscribers based on the Total Subscribers at the beginning and end of each month of a given period. Subscribers are considered canceled when they terminate in accordance with the terms of their contract, are terminated by us or if payment from such subscribers is deemed uncollectible (when at least four monthly billings become past due). If a sale of a service contract to third parties occurs, or a subscriber relocates but continues their service, we do not consider this as a cancellation. If a subscriber transfers their service contract to a new subscriber, we do not consider this as a cancellation.

Average Subscriber Lifetime

We refer to “Average Subscriber Lifetime”, in number of months, as meaning 100% divided by our expected long-term annualized attrition rate (which is currently estimated at 13%) multiplied by 12 months.

Net Service Cost per Subscriber

We refer to “net service cost per subscriber” as meaning the average monthly service costs incurred during the period (both period and capitalized service costs), including monitoring, customer service, field service and other service support costs, less total non-recurring Smart Home Services billings for the period divided by average monthly Total Subscribers for the same period.

Net Service Margin

We refer to “net service margin” as meaning the monthly average MSR for the period, less total average net service costs for the period divided by the monthly average MSR for the period.

New Subscribers

We refer to “New Subscribers” as meaning the aggregate number of net new smart home and security subscribers originated during a given period. This metric excludes new subscribers acquired by the transfer of a service contract from one subscriber to another.

Net Subscriber Acquisition Costs per New Subscriber

We refer to “net subscriber acquisition costs per New Subscriber” as meaning the net cash cost to create new smart home and security subscribers during a given 12 month period divided by New Subscribers for that period. These costs include commissions, products, installation, marketing, sales support and other allocations (general and administrative and overhead); less upfront payment received from the sale of products associated with the initial installation, and installation fees. These costs exclude capitalized contract costs and upfront proceeds associated with contract modifications.

Total Monthly Service Revenue for New Subscribers

We refer to “Total Monthly Service Revenue for New Subscribers” as meaning the contracted recurring monthly service billings to our New Subscribers during the prior 12 month period.

Total Bookings

We refer to “total bookings” as meaning total monthly Service revenue for New Subscribers multiplied by Average Subscriber Lifetime, plus total Product revenue to be recognized over the contract term from New Subscribers during the prior 12 month period.

Total Backlog

We refer to “total backlog” as meaning total unrecognized Product revenue plus total Service revenue expected to be recognized over the remaining subscriber lifetime for Total Subscribers.

Recent Developments

Going Concern

As discussed in Note 2 to our accompanying audited consolidated financial statements, if Vivint Smart Home does not make specified debt repayments prior to September 1, 2020, certain other indebtedness will become due and payable on that date as discussed below. We have historically generated recurring net losses and negative cash flows from operations and may be unable to refinance our debt or make such specified debt repayments prior to September 1, 2020. These conditions raise substantial doubt about our ability to continue as a going concern. Our accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 5 and Note 19 to our accompanying audited consolidated financial statements, certain of our debt agreements contain “springing maturity” provisions. Under the terms of these springing maturity provisions, if on September 1, 2020 more than $190.0 million aggregate principal amount under the 2020 notes remains outstanding or has not been refinanced, the 2022 notes and 2022 private placement notes will mature on September 1, 2020. If on September 1, 2020 more than $250.0 million aggregate principal amount under the 2020 notes remains outstanding or has not been refinanced, the revolving credit facility will also mature on September 1, 2020. In addition, if on September 1, 2020 more than $275.0 million aggregate principal amount under the 2020 notes remains outstanding or has not been refinanced, the term loan and the 2024 notes will also mature on September 1, 2020. As of September 30, 2019, we had $454.3 million aggregate principal amount of the 2020 notes outstanding.

As of September 30, 2019, we had $2.9 million of cash and cash equivalents and $140.4 million of availability under our revolving credit facility.

Our management plans to use a portion of the proceeds from the merger to repay all of the outstanding 2020 notes, in which case the maturity dates for the debt discussed above would not accelerate to September 1, 2020 from the original maturity dates disclosed in Note 5 and Note 19 to our accompanying audited consolidated financial statements. There is no assurance that the merger and the associated debt repayment will be completed as currently contemplated or at all. To the extent additional capital is not obtained through the merger, our management will seek other forms of financing, which may include issuance of additional equity or debt or other means of timely addressing our debt obligations. There is no assurance such other forms of financing will be available.

In addition, the 2024 Term Loan B Agreement and the indenture governing the 2024 Notes contain similar “springing maturity” provisions that may be triggered in 2023, as described further under “—Liquidity and Capital Resources—Long-Term Debt.”

Wireless Internet Business

On July 31, 2019, in an effort to deliver additional cost savings and cash-flow improvements, we completed a spin-off of our wireless internet business. In connection with the spin-off, the equity interests of Vivint Wireless, Inc. were distributed to the stockholders of Vivint Smart Home, Inc. pro rata based on their respective holdings.

Key Factors Affecting Operating Results

Our future operating results and cash flows are dependent upon a number of opportunities, challenges and other factors, including our ability to efficiently grow our subscriber base, expand our Product and Service offerings to generate increased revenue per user, provide high quality products and subscriber service to maximize subscriber lifetime value and improve the leverage of our business model.

Key factors affecting our operating results include the following:

Subscriber Lifetime

Our ability to retain subscribers has a significant impact on our financial results, including revenues, operating income, and operating cash flows. Because we operate a business built on recurring revenues, subscriber lifetime is a key determinant of our operating success. Our Average Subscriber Lifetime is 92 months (approximately 8 years) as of September 30, 2019. If our expected long-term annualized attrition rate increased by 1% to 14%, Average Subscriber Lifetime would decrease to approximately 86 months. Conversely, if our expected attrition decreased by 1% to 12%, our Average Subscriber Lifetime would increase to approximately 100 months. A portion of the subscriber base can be expected to cancel its service every year. Subscribers may choose not to renew or may terminate their contracts for a variety of reasons, including, but not limited to, relocation, cost, switching to a competitor’s service or service issues. We analyze our retention by tracking the number of subscribers who remain as a percentage of the monthly average number of subscribers at the end of each 12 month period. We caution investors that not all companies, investors and analysts in our industry define retention in this manner.

The table below presents our smart home and security subscriber data for the twelve months ended September 30, 2018 and September 30, 2019:

	Twelve months ended September 30, 2018	Twelve months ended September 30, 2019
Beginning balance of subscribers	1,270,478	1,450,185
New subscribers	337,327	315,490
Attrition	(157,620)	(205,612)

Ending balance of subscribers	1,450,185	1,560,063

Monthly average subscribers	1,340,075	1,474,663

Attrition rate	11.8%	13.9%

Historically, we have experienced an increased level of subscriber cancellations in the months surrounding the expiration of such subscribers’ initial contract term. Attrition in any twelve month period may be impacted by the number of subscriber contracts reaching the end of their initial term in such period. Attrition in the twelve months ended September 30, 2018 reflects the effect of the 2013 60-month, 2014 60-month and 2015 42-month contracts reaching the end of their initial contract term. Attrition in the twelve months ended September 30, 2019 reflects the effect of the 2014 60-month, 2015 42-month and 2016 42-month contracts reaching the end of their initial contract term. We believe this trend in cancellations at the end of the initial contract term is comparable to other companies within our industry.

Our subscribers are the foundation of our recurring revenue-based model. Our operating results are affected by the level of our net acquisition costs to generate those subscribers and the value of products and services purchased by them. A reduction in net subscriber acquisition costs or an increase in the total value of products or services purchased by a new subscriber increases the life-time value of that subscriber, which in turn, improves our operating results and cash flows over time.

The net upfront cost of adding incremental subscribers is a key factor impacting our ability to scale. Vivint Flex Pay has made it more affordable to accelerate the growth in New Subscribers. Prior to Vivint Flex Pay, we recovered the cost of equipment installed in subscribers’ homes over time through their monthly service billings. From the introduction of Vivint Flex Pay in early 2017 through September 30, 2019, 24% of subscribers have financed their equipment purchases through RICs, which we fund through our balance sheet. We expect the percentage of subscriber contracts financed through RICs to continue decreasing over time. In addition, since the introduction of Vivint Flex Pay in 2017, 100% of new subscribers have either opted to use this program to finance their equipment costs or paid for their equipment themselves at the time of contract origination. This has greatly reduced our net cost per acquisition, as well as the balance sheet impact of acquiring subscribers. Moving forward, we will continue to explore ways to grow our subscriber base in a cost-effective manner through our existing sales and marketing channels, through the growth of our financing programs, as well as through strategic partnerships and new channels, as these opportunities arise.

We believe the Vivint Flex Pay program will result in higher retention, more revenue per user, and thus greater subscriber lifetime values. Existing subscribers are also able to use Vivint Flex Pay to upgrade their systems or to add new products and services, which we believe further increases subscriber lifetime value. This positively impacts our operating performance, and we anticipate that adding additional financing partners to the Vivint Flex Pay program, both in the United States and Canada, will generate additional revenue growth and a subsequent increase in subscriber lifetime value.

Sales and Marketing Efficiency

Our continued ability to attract and sign new subscribers in a cost-effective manner across the United States and Canada will be a key determinant of our future operating performance. Because our direct-to-home and national inside sales channels are currently our primary means of subscriber acquisition, we have invested heavily in scaling these teams. There is a lag in the productivity of new hires, which we anticipate will improve over the course of their tenure, impacting our subscriber acquisition rates and overall operating success. These Smart Home Pros are instrumental to subscriber growth in the regions we cover, and their continued productivity is vital to our future success.

Generating subscriber growth through these investments in our sales teams depends, in part, on our ability to launch cost-effective marketing campaigns, both online and offline. This is particularly true for our NIS channel, because NIS fields inbound requests from subscribers who find us using online search and submitting our on-site contact form. Our marketing campaigns attract potential subscribers and successfully build awareness of our brand across all our sales channels. We also believe that building brand awareness is important to countering the competition we face from other companies in the geographies we serve, particularly in those markets where our direct-to-home sales representatives are present. We expect to scale our retail channel through several pilot programs. Similar to the delay between the hiring of a Smart Home Pro and the resulting revenue generation, we anticipate that our retail efforts will take time to reach capacity. Once they do, we hope to accelerate subscriber acquisition and revenue growth by scaling this channel, while maintaining our unit economics.

Expansion of Platform Monetization

As smart home technology develops, we will continue expanding the breadth and depth of our offerings to reflect the growing needs of our subscriber base and focus on expanding our platform through the addition of new smart home experiences and use cases. As a result of our investments to date, our smart home platform is active in over 1.5 million households. We will continue to develop our Smart Home Operating System to include new complex automation capabilities, use case scenarios, and comprehensive device integrations. Our platform supports over 20 million connected devices, as of September 30, 2019.

With each new Product, Service, or feature we add to our platform, we create an opportunity to generate revenue, either through sales to our existing subscribers or through the acquisition of new subscribers. As a result, we anticipate that offering a broader range of smart home experiences will allow us to grow revenue, because it improves our ability to offer tailored service packages to subscribers with different needs. This is the rationale behind our addition of Carguard, a service that expands our smart home experience beyond the four walls of the home. We believe this expansion of our Product and Service offerings will allow us to build our subscriber base, while maintaining or improving margins.

Whether we upsell existing subscribers or acquire new ones, expansion of our platform and corresponding monetization strategies directly impacts our revenue growth and our average revenue per user, and therefore, our operating results.

Subscribers who contract for a smart home are signing up for our combined proprietary smart home devices and tech-enabled service offerings. At the time of signing, subscribers choose the subscription-based service that matches their smart home needs. Because our revenue and operating margins are determined by which package a subscriber signs up for, ensuring that new subscribers choose the appropriate service offering is a major determinant of our operating success. Additionally, because we cover 98% of US zip codes, our service costs greatly impact our operating margins. Over time, as our organization grows, we achieve economies of scale on our service costs. While we anticipate that our service costs per subscriber will decline over time, an unanticipated increase in service costs could negatively impact our profitability moving forward.

Investment in Future Projects

To date, we have made significant investments in the development of our organization, and expect to leverage these investments to continue expanding our Product and Service offerings over time, including integration with third party products to drive future revenue. Our ability to expand our smart home platform and to monetize the platform as it develops will significantly impact our operating performance and profitability in the future.

We believe that the smart home of the future will be an ecosystem in which businesses will seek to deliver products and services to subscribers in a way that addresses the individual subscriber’s lifestyle and needs. As the smart home becomes the setting for the delivery of a wide range of these products and services, including healthcare, entertainment, home maintenance, elder care, beauty, and consumer goods, we hope to become the hub of this ecosystem and the strategic partner of choice for the businesses delivering these products and services.

Our success in connecting with business partners who integrate with our Smart Home Operating System in order to reach and interact with our subscriber base will be a key determinant of our continued operating success. We expect that additional partnerships will generate incremental revenue, because we will share in the revenue generated by each partner-provided product or service sale that occurs as a result of integration with our smart home platform. If we are able to continue expanding our curated set of partnerships with influential companies, as we already have with Google, Amazon, and Philips, we believe that this will help us to increase our revenue and resulting profitability.

Our ability to introduce a full suite of high-quality innovative new offerings that further expands our existing smart home platform will affect our ability to retain, grow and further monetize our subscriber base. Furthermore, we believe that by vertically integrating the development and design of our products and services with our existing sales and subscriber service activities allows us to more quickly respond to market needs, and better understand our subscribers’ interactions and engagement with our products and services. This provides critical data that we expect to enable us to continue improving the power, usability and intelligence of these products and services. We expect to continue investing in technologies that will make our platform more valuable and engaging for subscribers.

Basis of Presentation

We conduct business through one operating segment, Vivint. We primarily operate in two geographic regions: United States and Canada. See Note 15 in the accompanying audited consolidated financial statements and Note 16 in the accompanying unaudited condensed consolidated financial statements for more information about our geographic segments.

Components of Results of Operations

Total Revenues

Recurring and other revenue. Our revenues are generated through the sale and installation of our Smart Home Services contracted for by our subscribers. Recurring Smart Home Services for our subscriber contracts are billed directly to the subscriber in advance, generally monthly, pursuant to the terms of subscriber contracts and recognized ratably over the service period. Revenues from products are deferred and generally recognized on a straight-line basis over the customer contract term, the amount of which is dependent on the total sales price of products sold. Imputed interest associated with RIC receivables is recognized over the initial term of the RIC. The amount of revenue from services is dependent upon which of our service offerings is included in the subscriber contracts. Our smart home and video offerings generally provide higher service revenue than our base smart home service offering. Historically, we have generally offered contracts to subscribers that range in length from 36 to 60 months that are subject to automatic monthly renewal after the expiration of the initial term. In addition, to a lesser extent, we have contracts that are offered as month-to-month at the time of origination. At the end of each monthly period, the portion of recurring fees related to services not yet provided are deferred and recognized as these services are provided.

Total Costs and Expenses

Operating expenses. Operating expenses primarily consists of labor associated with monitoring and servicing subscribers and labor and expenses associated with products used in service repairs. We also incur equipment costs associated with excess and obsolete inventory and rework costs related to products removed from subscribers’ homes. In addition, a portion of general and administrative expenses, comprised of certain human resources, facilities and information technology costs are allocated to operating expenses. This allocation is primarily based on employee headcount and facility square footage occupied. Because our full-time Smart Home Pros perform most subscriber installations related to customer moves, customer upgrades or generated through our national inside sales channels, the costs incurred within field service associated with these installations are allocated to capitalized contract costs. We generally expect our operating expenses to increase in absolute dollars as the total number of subscribers we service continues to grow, but to remain relatively constant in the near to intermediate term as a percentage of our revenue.

Selling expenses. Selling expenses are primarily comprised of costs associated with housing for our direct-to-home sales representatives, advertising and lead generation, marketing and recruiting, certain portions of sales commissions (residuals), overhead (including allocation of certain general and administrative expenses) and other costs not directly tied to a specific subscriber origination. These costs are expensed as incurred. We generally expect our selling expenses to increase in absolute dollars as the total number of subscriber originations continues to grow, but to remain relatively constant in the near to intermediate term as a percentage of our revenue.

General and administrative expenses. General and administrative expenses consist largely of finance, legal, research and development, human resources, information technology and executive management expenses, including stock-based compensation expense. Stock-based compensation expense is recorded within various components of our costs and expenses. General and administrative expenses also include the provision for doubtful accounts. We allocate approximately one-third of our gross general and administrative expenses, excluding the provision for doubtful accounts, into operating and selling expenses in order to reflect the overall costs of those components of the business. We generally expect our general and administrative expenses to increase in absolute dollars to support the overall growth in our business, but to decrease in the near to intermediate term as a percentage of our revenue.

Depreciation and amortization. Depreciation and amortization consists of depreciation from property, plant and equipment, amortization of equipment leased under finance leases, capitalized contract costs and intangible assets. We generally expect our depreciation and amortization expenses to increase in absolute dollars as we grow our business and increase the number of new subscribers originated on an annual basis, but to remain relatively constant in the near to intermediate term as a percentage of our revenue.

Restructuring Expenses. Restructuring expenses are comprised of costs incurred in relation to activities to exit or dispose of portions of our business that do not qualify as discontinued operations. Expenses for related termination benefits are recognized at the date we notify the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period. Liabilities related to termination of a contract are measured and recognized at fair value when the contract does not have any future economic benefit to the entity and the fair value of the liability is determined based on the present value of the remaining obligation.

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on our revenue, loss from operations and net loss, as well as on the value of certain assets and liabilities on our consolidated balance sheets. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. At least quarterly, we evaluate our assumptions, judgments and estimates and make changes accordingly. Historically, our assumptions, judgments and estimates relative to our critical accounting estimates have not differed materially from actual results. We believe that the assumptions, judgments and estimates involved in the accounting for revenue recognition, deferred revenue, capitalized contract costs, derivatives, retail installment contract receivables, allowance for doubtful accounts, loss contingencies, valuation of intangible assets, impairment of long-lived assets, fair value and income taxes have the greatest potential impact on our consolidated financial statements; therefore, we consider these to be our critical accounting estimates. For information on our significant accounting policies, see Note 2 to the accompanying audited consolidated financial statements and Note 1 to our accompanying unaudited condensed consolidated financial statements.

Revenue Recognition

We offer our customers smart home services combining products, including a proprietary control panel, door and window sensors, door locks, security cameras and smoke alarms; installation; and a proprietary back-end cloud platform software and services. These together create an integrated system that allows our customers to monitor, control and protect their home (“Smart Home Services”). Our customers are buying this integrated system that provides them with these Smart Home Services. The number and type of products purchased by a customer depends on their desired functionality. Because the products and services included in the customer’s contract are integrated and highly interdependent, and because they must work together to deliver the Smart Home Services, we have concluded that installed products, related installation and services contracted for by the customer are generally not distinct within the context of the contract and, therefore, constitute a single, combined performance obligation. Revenues for this single, combined performance obligation are recognized on a straight-line basis over the customer’s contract term, which is the period in which the parties to the contract have enforceable rights and obligations. We have determined that certain contracts that do not require a long-term commitment for monitoring services by the customer contain a material right to renew the contract, because the customer does not have to purchase products upon renewal. Proceeds allocated to the material right are recognized over the period of benefit, which is generally three years.

The majority of our subscription contracts are between three and five years in length and are non-cancelable. These contracts with customers generally convert into month-to-month agreements at the end of the initial term, and some customer contracts are month-to-month from inception. Payment for recurring monitoring and other Smart Home Services is generally due in advance on a monthly basis.

Sales of products and other one-time fees such as service fees or installation fees are invoiced to the customer at the time of sale. Revenues for wireless internet service that were provided by Vivint Wireless Inc. (“Wireless Internet” or “Wireless”) and any products or services that are considered separate performance obligations are recognized when those products or services are delivered. Taxes collected from customers and remitted to governmental authorities are not included in revenue. Payments received or amounts billed in advance of revenue recognition are reported as deferred revenue.

We consider products, related installation, and our proprietary back-end cloud platform software and services an integrated system that allows our customers to monitor, control and protect their homes. These Smart Home Services are accounted for as a single performance obligation that is recognized over the customer’s contract term, which is generally three to five years.

Deferred Revenue

Our deferred revenues primarily consist of amounts for sales (including upfront proceeds) of Smart Home Services. Deferred revenues are recognized over the term of the related performance obligation, which is generally three to five years.

Capitalized Contract Costs

Capitalized contract costs represent the costs directly related and incremental to the origination of new contracts, modification of existing contracts or to the fulfillment of the related subscriber contracts. These include commissions, other compensation and related costs incurred directly for the origination and installation of new or upgraded customer contracts, as well as the cost of products installed in the customer home at the commencement or modification of the contract. We calculate amortization by accumulating all deferred contract costs into separate portfolios based on the initial month of service and amortize those deferred contract costs on a straight-line basis over the expected period of benefit that we have determined to be five years, consistent with the pattern in which we provide services to our customers. We believe this pattern of amortization appropriately reduces the carrying value of the capitalized contract costs over time to reflect the decline in the value of the assets as the remaining period of benefit for each monthly portfolio of contracts decreases. The period of benefit of five years is longer than a typical contract term because of anticipated contract renewals. We apply this period of benefit to our entire portfolio of contracts. We update our estimate of the period of benefit periodically and whenever events or circumstances indicate that the period of benefit could change significantly. Such changes, if any, are accounted for prospectively as a change in estimate. Amortization of capitalized contract costs is included in “Depreciation and Amortization” on the consolidated statements of operations.

The carrying amount of the capitalized contract costs is periodically reviewed for impairment. In performing this review, we consider whether the carrying amount of the capitalized contract costs will be recovered. In estimating the amount of consideration we expect to receive in the future related to capitalized contract costs, we consider factors such as attrition rates, economic factors, and industry developments, among other factors. If we determine that capitalized contract costs are impaired, we recognize an impairment loss for the amount by which the carrying amount of the capitalized contract costs and the anticipated costs that relate directly to providing the future services exceed the consideration that we have received and that we expect to receive in the future.

Contract costs not directly related and incremental to the origination of new contracts, modification of existing contracts or to the fulfillment of the related subscriber contracts are expensed as incurred. These costs include those associated with housing, marketing and recruiting, non-direct lead generation costs, certain portions of sales commissions and residuals, overhead and other costs considered not directly and specifically tied to the origination of a particular subscriber.

On the condensed consolidated statement of cash flows, capitalized contract costs are classified as operating activities and reported as “Capitalized contract costs—deferred contract costs” as these assets represent deferred costs associated with subscriber contracts.

Consumer Financing Program

Vivint Flex Pay became our primary sales model beginning in March 2017. Under Vivint Flex Pay, customers pay separately for the products (including control panel, security peripheral equipment, smart home equipment, and related installation) and Vivint’s smart home and security services. The customer has the following three ways to pay for the products: (1) qualified customers in the United States may finance the purchase of products through a third-party financing provider (“Consumer Financing Program”), (2) we offer to some customers not eligible for the Consumer Financing Program, but who qualify under our underwriting criteria, the option to enter into a retail installment contract (“RIC”) directly with us, or (3) customers may purchase the products at the outset of the service contract by check, automatic clearing house payments (“ACH”), credit or debit card.

Under the Consumer Financing Program, qualified customers are eligible for loans provided by third-party financing providers up to $4,000. The annual percentage rates on these loans range between 0% and 9.99%, based on the customer’s credit quality, and are either installment loans or revolving loans with a 42 or 60 month term.

For certain third-party provider loans, we pay a monthly fee based on either the average daily outstanding balance of the loans or the number of outstanding loans, depending on the third-party financing provider and we share liability for credit losses, with the Company being responsible for between 5% and 100% of lost principal balances. Additionally, we are responsible for reimbursing certain third-party financing providers for the credit card transaction fees associated with the loans. Because of the nature of these provisions, we record a derivative liability at its fair value when the third-party financing provider originates loans to customers, which reduces the amount of estimated revenue recognized on the provision of the services. The derivative liability represents the estimated remaining amounts to be paid to the third-party provider by us related to outstanding loans, including the monthly fees based on either the outstanding loan balances or the number of outstanding loans, shared liabilities for credit losses and customer payment processing fees. The derivative liability is reduced as payments are made by us to the third-party financing provider. Subsequent changes to the fair value of the derivative liability are realized through other expenses (income), net in the Condensed Consolidated Statement of Operations.

For other third-party loans, we receive net proceeds (net of fees and expected losses) for which we have no further obligation to the third-party. We record these net proceeds to deferred revenue.

Retail Installment Contract Receivables

For subscribers that enter into a RIC to finance the purchase of products and related installation, we record a receivable for the amount financed. Gross RIC receivables are reduced for (i) expected write-offs of uncollectible balances over the term of the RIC and (ii) a present value discount of the expected cash flows using a risk adjusted market interest rate (together, the “RIC Discount”). Therefore, the RIC receivables equal the present value of the expected cash flows to be received by us over the term of the RIC. At the time of installation, we record a long-term note receivable within long-term notes receivables and other assets, net on the condensed consolidated balance sheets for the present value of the receivables that are expected to be collected beyond 12 months of the reporting date. The unbilled receivable amounts that are expected to be collected within 12 months of the reporting date are included as a short-term notes receivable within accounts and notes receivable, net on the condensed consolidated balance sheets. The billed amounts of notes receivables are included in accounts receivable within accounts and notes receivable, net on the condensed consolidated balance sheets.

We impute the interest on the RIC receivable using a risk adjusted market interest rate and record it as an adjustment to deferred revenue and as an adjustment to the face amount of the related receivable. The risk adjusted interest rate considers a number of factors, including credit quality of the subscriber base and other qualitative considerations such as macro-economic factors. The imputed interest income is recognized over the term of the RIC contract as recurring and other revenue on the condensed consolidated statements of operations.

When we determine that there are RIC receivables that have become uncollectible, we record an adjustment to the RIC Discount and reduce the related note receivable balance. On a regular basis, we also assess the level of the RIC Discount balance based on historical RIC write-off trends and adjust the balance, if necessary. Account balances are written-off if collection efforts are unsuccessful and future collection is unlikely based on the length of time from the day accounts become past due.

Accounts Receivable

Accounts receivable consists primarily of amounts due from subscribers for recurring monthly monitoring Services and the billed portion of RIC receivables. The accounts receivable are recorded at invoiced amounts and are non-interest bearing and are included within accounts and notes receivable, net on the condensed consolidated balance sheets. We estimate this allowance based on historical collection experience and subscriber attrition rates. When we determine that there are accounts receivable that are uncollectible, they are charged off against the allowance for doubtful accounts. The provision for doubtful accounts is included in general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations.

Loss Contingencies

We record accruals for various contingencies including legal proceedings and other claims that arise in the normal course of business. The accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of legal counsel. We record an accrual when a loss is deemed probable to occur and is reasonably estimable. Factors that we consider in the determination of the likelihood of a loss and the estimate of the range of that loss in respect of legal matters include the merits of a particular matter, the nature of the litigation, the length of time the matter has been pending, the procedural posture of the matter, whether we intend to defend the matter, the likelihood of settling for an insignificant amount and the likelihood of the plaintiff accepting an amount in this range. However, the outcome of such legal matters is inherently unpredictable and subject to significant uncertainties.

Goodwill and Intangible Assets

Purchase accounting requires that all assets and liabilities acquired in a transaction be recorded at fair value on the acquisition date, including identifiable intangible assets separate from goodwill. For significant acquisitions, we obtain independent appraisals and valuations of the intangible (and certain tangible) assets acquired and certain assumed obligations as well as equity. Identifiable intangible assets include customer relationships and other purchased and internally developed technology. Goodwill represents the excess of cost over the fair value of net assets acquired.

The estimated fair values and useful lives of identified intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, estimates of cost avoidance, the nature of the business acquired, the specific characteristics of the identified intangible assets and our historical experience and that of the acquired business. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including product demand, market conditions, regulations affecting the business model of our operations, technological developments, economic conditions and competition.

We conduct a goodwill impairment analysis annually in the fourth fiscal quarter, as of October 1, and as necessary if changes in facts and circumstances indicate that the fair value of our reporting units may be less than their carrying amounts. When indicators of impairment do not exist and certain accounting criteria are met, we are able to evaluate goodwill impairment using a qualitative approach. When necessary, our quantitative goodwill impairment test consists of two steps. The first step requires that we compare the estimated fair value of our reporting units to the carrying value of the reporting unit’s net assets, including goodwill. If the fair value of the reporting unit is greater than the carrying value of its net assets, goodwill is not considered to be impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value of its net assets, we would be required to complete the second step of the test by analyzing the fair value of its goodwill. If the carrying value of the goodwill exceeds its fair value, an impairment charge is recorded. Our reporting units are determined based on our current reporting structure, which as of September 30, 2019 consisted of one reporting unit. As of September 30, 2019, there were no changes in facts and circumstances since the most recent annual impairment analysis to indicate impairment existed.

Property, Plant and Equipment and Long-lived Assets

Property, plant and equipment are stated at cost and depreciated on the straight-line method over the estimated useful lives of the assets or the lease term for assets under finance leases, whichever is shorter. Intangible assets with definite lives are amortized over the remaining estimated economic life of the underlying technology or relationships, which ranges from two to ten years. Definite-lived intangible assets are amortized on the straight-line method over the estimated useful life of the asset or in a pattern in which the economic benefits of the intangible asset are consumed. Amortization expense associated with leased assets is included with depreciation expense. Routine repairs and maintenance are charged to expense as incurred.

We review long-lived assets, including property, plant and equipment, capitalized contract costs, and definite-lived intangibles for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. We consider whether or not indicators of impairment exist on a regular basis and as part of each quarterly and annual financial statement close process. Factors we consider in determining whether or not indicators of impairment exist include market factors and patterns of customer attrition. If indicators of impairment are identified, we estimate the fair value of the assets. An impairment loss is recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.

We conduct an indefinite-lived intangible impairment analysis annually as of October 1, and as necessary if changes in facts and circumstances indicate that the fair value of our indefinite-lived intangibles may be less than the carrying amount. When indicators of impairment do not exist and certain accounting criteria are met, we are able to evaluate indefinite-lived intangible impairment using a qualitative approach. When necessary, our quantitative impairment test consists of two steps. The first step requires that we compare the estimated fair value of our indefinite-lived intangibles to the carrying value. If the fair value is greater than the carrying value, the intangibles are not considered to be impaired and no further testing is required. If the fair value is less than the carrying value, an impairment loss in an amount equal to the difference is recorded.

Income Taxes

We account for income taxes based on the asset and liability method. Under the asset and liability method, deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets when it is determined that it is more likely than not that some portion, or all, of the deferred tax asset will not be realized.

We recognize the effect of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Our policy for recording interest and penalties is to record such items as a component of the provision for income taxes.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. We record the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our results of operations, financial condition, or cash flows.

Results of Operations

	Year ended December 31,			Nine Months Ended September 30,
	2016	2017	2018	2018	2019
	(in thousands)
Total revenues	$757,907	$881,983	$1,050,441	$773,899	$848,146
Total costs and expenses	829,009	1,037,476	1,297,221	973,451	969,559

Loss from operations	(71,102)	(155,493)	(246,780)	(199,552)	(121,413)
Other expenses	204,788	253,628	227,466	154,968	186,649

Loss before taxes	(275,890)	(409,121)	(472,246)	(354,520)	(308,062)
Income tax expense (benefit)	67	1,078	(1,611)	(1,562)	(604)

Net loss	$(275,957)	$(410,199)	$(472,635)	$(352,958)	$(307,458)

Key Performance Measures

	Year ended December 31,			As of September 30,
	2016	2017	2018	2018	2019
Total Subscribers (in thousands)	1,146.7	1,292.7	1,444.8	1,450.2	1,560.1
Total MSR (in thousands)	$65,633	$70,992	$76,103	$75,482	$81,169
AMSRU	$57.23	$54.92	$52.67	$52.05	$52.03
Net subscriber acquisition costs per new subscriber	$1,996	$1,594	$1,189	$1,308	$1,033
Net service cost per subscriber	$14.72	$15.69	$16.27	$16.70	$13.81
Net service margin	74%	72%	69%	69%	74%
Average subscriber lifetime (months)	87	90	91	91	92
Total bookings (in millions)	$1,642	$1,524	$1,676	$1,750	$1,740
Total backlog (in millions)	$4,296	$4,758	$5,163	$5,225	$5,912

	Year ended December 31,				Nine Months Ended September 30,
	2016	2017	2018		2018	2019
			As Reported	As Adjusted (1)
Total MR (in thousands)	$63,159	$73,499	$87,537	$83,879	$85,989	$95,253
AMRU	$58.04	$60.21	$63.11	$60.47	$62.87	$63.90

(1)

As adjusted excludes the impact of adopting Topic 606 associated with total revenues recognized. See Note 3 “Revenue and Capitalized Contract Costs” in the accompanying notes to Vivint Smart Home’s consolidated financial statements for additional information related to the impact of adopting this standard and a discussion of our updated policies related to revenue recognition and accounting for costs to obtain and fulfill a customer contract.

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Revenues

The following table provides the significant components of our revenue for the years ended December 31, 2016 and 2017:

	Year ended December 31,
	2016	2017	% Change
	(in thousands)
Recurring and other revenue	$724,478	$843,420	16%
Service and other sales revenue	22,855	26,988	18%
Activation fees	10,574	11,575	9%

Total revenues	$757,907	$881,983	16%

Total revenues increased $124.1 million, or 16%, for the year ended December 31, 2017 as compared to the year ended December 31, 2016, primarily due to the growth in recurring and other revenue, which increased $118.9 million, or 16%. Approximately $87.0 million of the increase in recurring and other revenue was due to Service revenue associated with the increase in Total Subscribers of approximately 13% and approximately $4.7 million was due to increases in contracted Services across our subscriber base. Recurring and other revenue for the year ended December 31, 2017 included recognized deferred revenue and RIC imputed interest of $21.4 million and $7.3 million, respectively. Recurring and other revenues associated with our wireless internet business decreased $1.4 million for the year ended December 31, 2017 as compared to the year ended December 31, 2016. Currency translation positively affected total revenues by $1.4 million, as computed on a constant currency basis.

Total service and other sales revenue increased $4.1 million, or 18% for the year ended December 31, 2017 as compared to the year ended December 31, 2016, primarily due to due to increased service billings.

The revenue associated with activation fees is deferred upon billing and recognized over the estimated life of the subscriber relationship. Revenues recognized related to activation fees increased $1.0 million, for the year ended December 31, 2017 as compared to the year ended December 31, 2016, primarily due to the acceleration of recognizing deferred activation fees as a result of a change in the estimated timing related to amortization.

Costs and Expenses

The following table provides the significant components of our costs and expenses for the years ended December 31, 2016 and 2017:

	Year ended December 31,
	2016	2017	% Change
	(in thousands)
Operating expenses	$264,865	$321,476	21%
Selling expenses	131,421	198,348	51%
General and administrative	143,168	188,397	32%
Depreciation and amortization	288,542	329,255	14%
Restructuring and asset impairment charges	1,013	—	NM

Total costs and expenses	$829,009	$1,037,476	25%

Operating expenses increased $56.6 million, or 21%, for the year ended December 31, 2017 as compared to the year ended December 31, 2016. Excluding the $16.2 million in operating expenses directly associated with efforts to expand sales channels, operating expense increased $40.4 million, or 15%. The costs associated with this $40.4 million increase were primarily driven by an increase in personnel and related costs of $28.0 million associated primarily with field service and customer care, an increase in equipment and shipping costs of $8.7 million, an increase in IT related services of $3.4 million, and a $1.6 million increase in payment processing and bank fees associated with the increase in Total Subscribers and the Company’s introduction of Vivint Flex Pay, which requires a customer to use a credit or debit card as their payment method.

Selling expenses, excluding amortization of capitalized subscriber acquisition costs, increased $66.9 million, or 51%, for the year ended December 31, 2017 as compared to the year ended December 31, 2016. Selling expenses associated with expanding our sales channels increased by $47.2 million. We also had increases in personnel and related costs of $6.2 million, an increase in facility and housing related costs of $5.7 million, an increase in IT costs of $3.8 million, and an increase in marketing costs of $2.7 million primarily associated with lead generation.

General and administrative expenses increased $45.2 million, or 32%, for the year ended December 31, 2017 as compared to the year ended December 31, 2016. Increases were primarily related to an increase in personnel and associated costs of $15.8 million, an increase of $10.9 million in costs to support the Company’s expansion of new sales channels, an increase in contracted services of $2.3 million and an increase in advertising costs of $2.2 million, all to support the growth in our business. In addition, we recorded $10.0 million in 2017 related to the settlement of litigation with ADT and bad debt increased by $2.9 million, primarily due to the growth in our customer base.

Depreciation and amortization increased $40.7 million, or 14%, for the year ended December 31, 2017 as compared to the year ended December 31, 2016. The increase was primarily due to increased amortization of subscriber acquisition costs arising from the growth in our subscriber base and a change in the timing of recognizing capitalized subscriber acquisition costs as a result of the estimate relating to amortization.

Restructuring and asset impairment charges for the year ended December 31, 2016 primarily related to the net loss of $2.6 million associated with the 2016 Contract Sales, offset by $1.5 million of wireless restructuring and asset impairment recoveries. (See Note 10 to the accompanying consolidated financial statements).

Other Expenses, net

The following table provides the significant components of our other expenses, net, for the years ended December 31, 2016 and 2017:

	Year ended December 31,
	2016	2017	% Change
	(in thousands)
Interest expense	$197,965	$225,772	14%
Interest income	(432)	(130)	NM
Other loss, net	7,255	27,986	286%

Total other expenses, net	$204,788	$253,628	24%

Interest expense increased $27.8 million, or 14%, for the year ended December 31, 2017, as compared with the year ended December 31, 2016, due to a higher principal balance on our debt. See Note 4 to our accompanying Consolidated Financial Statements for further information on our long-term debt.

Other loss, net, increased by $20.7 million, for the year ended December 31, 2017, as compared with the year ended December 31, 2016. The primary component of other loss, net was from the loss and expenses of $10.1 million and $23.0 million resulting from our debt modification and extinguishments during the years ended December 31, 2016 and 2017, respectively. Other loss, net for the year ended December 31, 2017 also included the loss on our derivative liability of $9.6 million. In addition, the foreign currency exchange gain increased $2.8 million for the year ended December 31, 2017, as compared with the year ended December 31, 2016.

Income Taxes

The following table provides the significant components of our income tax expense for the years ended December 31, 2016 and 2017:

	Year ended December 31,
	2016	2017	% Change
	(in thousands)
Income tax expense	$67	$1,078	NM

Income tax expense increased $1.0 million for the year ended December 31, 2017, as compared with the year ended December 31, 2016. Our tax expense for the years ended December 31, 2016 and 2017 resulted primarily from earnings in our Canadian subsidiary, as well as U.S. minimum state taxes.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Revenues

The following table provides the significant components of our revenue for the years ended December 31, 2017 and 2018:

		2018			% Change
	2017	As Reported	Topic 606 Adjustments	As Adjusted (1)	As Reported	As Adjusted
	(in thousands)
Recurring and other revenue	$843,420	$1,050,441	$(99,780)	$950,661	25%	13%
Service and other sales revenue	26,988	—	46,177	46,177	NM (2)	71%
Activation fees	11,575	—	9,705	9,705	NM	(16)%

Total revenues	$881,983	$1,050,441	$(43,898)	$1,006,543	19%	14%

(1)

As adjusted excludes the impact of adopting Topic 606. See Note 3 “Revenue and Capitalized Contract Costs” in Vivint Smart Home’s accompanying notes to the consolidated financial statements for additional information related to the impact of adopting this standard and a discussion of our updated policies related to revenue recognition and accounting for costs to obtain and fulfill a customer contract.

(2)	Not Meaningful (“NM”)

Total revenues increased $168.5 million, or 19%, for the year ended December 31, 2018 as compared to the year ended December 31, 2017, of which $43.9 million was associated with the adoption of Topic 606 related to the timing of revenue recognition. The impact of Topic 606 primarily related to the change in timing of revenue recognition associated with customer payments related to products.

Recurring and other revenue for the year ended December 31, 2018 increased $207.0 million, or 25%, as compared to the year ended December 31, 2017, of which $99.8 million related to the adoption of Topic 606 associated with the timing of revenue recognition and classification of revenue components. The as adjusted recurring and other revenue for the year ended December 31, 2018 totaled $950.7 million, an increase of $107.2 million, or 13%. Approximately $110.1 million of this increase in recurring and other revenue was due to an increase in Total Subscribers. Recognized deferred revenue increased $46.0 million and recognized RIC imputed interest increased $7.6 million, due to the increased subscriber base, increases in sales of products and the company’s transition to Vivint Flex Pay in 2017. When compared to the year ended December 31, 2017, currency translation had an immaterial impact, as computed on a constant currency basis. The increase in recurring and other revenue was partially offset by $53.7 million from a decrease in the AMSRU of approximately $3.00 attributable to the Company’s transition to Vivint Flex Pay in early 2017 and a decrease of $2.7 million related to wireless.

Total service and other sales revenue for the year ended December 31, 2017 totaled $27.0 million. The as adjusted service and other sales revenue for the year ended December 31, 2018 totaled $46.2 million, which represented an increase of $19.2 million, or 71%, as compared to the year ended December 31, 2017, primarily due to upgrade Product sales and increased service related billings.

Revenues recognized related to activation fees for the year ended December 31, 2017 totaled $11.6 million. The as adjusted revenues recognized related to activation fees for the year ended December 31, 2018 totaled $9.7 million, which represented a decrease of $1.9 million, or 16% as compared to the year ended December 31, 2017. This change was primarily due to activation fees no longer being billed separately to subscribers at the time of installation under Vivint Flex Pay.

Costs and Expenses

The following table provides the significant components of our costs and expenses for the years ended December 31, 2017 and 2018:

		2018			% Change
	2017	As Reported	Topic 606 Adjustments	As Adjusted (1)	As Reported	As Adjusted
	(in thousands)
Operating expenses	$321,476	$355,813	$29,859	$385,672	11%	20%
Selling expenses	198,348	213,386	—	213,386	8%	8%
General and administrative	188,397	209,257	—	209,257	10%	10%
Depreciation and amortization	329,255	514,082	(146,203)	367,879	56%	12%
Restructuring and asset impairment charges	—	4,683	—	4,683	NM	NM

Total costs and expenses	$1,037,476	$1,297,221	$(116,344)	$1,180,877	20%	12%

(1)

As adjusted excludes the impact of adopting Topic 606. See Note 3 “Revenue and Capitalized Contract Costs” in Vivint Smart Home’s accompanying notes to the consolidated financial statements for additional information related to the impact of adopting this standard and a discussion of our updated policies related to revenue recognition and accounting for costs to obtain and fulfill a customer contract.

Operating expenses for the year ended December 31, 2018 increased $34.3 million, or 11%, as compared to the year ended December 31, 2017, which excluded $29.9 million related to certain contract costs previously expensed, but are now included in capitalized contract costs after the adoption of Topic 606. As adjusted operating expenses for the year ended December 31, 2018 increased $64.2 million, or 20% as compared to the year ended December 31, 2017. This increase was primarily due to increases of $62.9 million in personnel and related costs for field service and customer care, an increase of $11.1 million in non-capitalized equipment and shipping costs, and an increase of $2.7 million of payment processing and bank fees associated with the increase in Total Subscribers and the Company’s transition to Vivint Flex Pay. These increases were offset by decreases of $6.8 million in costs associated with our retail and other sales pilots, contracted services of $5.0 million primarily associated with third-party field services and information technology operating expenses of $2.1 million.

Selling expenses, excluding capitalized contract costs (formerly subscriber acquisition costs), increased by $15.0 million, or 8%, for the year ended December 31, 2018 as compared to the year ended December 31, 2017, primarily due to increases of $14.1 million in personnel and related costs, sales-related information technology costs of $7.9 million, housing and related costs of $6.0 million and marketing costs of $4.7 million primarily associated with lead generation. These increases were offset by a decrease of $18.8 million in costs associated with our retail and other sales pilots.

General and administrative expenses increased $20.9 million, or 10%, for the year ended December 31, 2018 as compared to the year ended December 31, 2017, primarily due to increases in personnel and related costs of $25.4 million, including (i) $6.0 million associated with us offering a 401(k) match beginning in 2018, (ii) $5.4 million in executive retention bonuses and (iii) approximately $1.4 million in incremental stock-based compensation expense from the June 2018 modification of equity awards, research and development costs of $5.3 million, an increase in expensed security offering costs of $4.7 million, an increase in information technology costs of $4.3 million and an increase in contracted services costs of $2.3 million. These costs were offset by a decrease of $10.4 million in costs associated with our retail and other sales pilots and a decrease of $9.1 million in legal and litigation matters.

Depreciation and amortization for the year ended December 31, 2018 increased $184.8 million, or 56%, as compared to the year ended December 31, 2017, of which $146.2 million was associated with the adoption of Topic 606, relating to the timing of amortization of capitalized contract costs. As adjusted depreciation and amortization for the year ended December 31, 2018 increased $38.6 million, or 12%, as compared to the year ended December 31, 2017 primarily due to increased amortization of capitalized contract costs (formerly subscriber acquisition costs) related to new subscribers.

Restructuring expenses for the year ended December 31, 2018 related to employee severance and termination benefits expenses (See Note 10 to Vivint Smart Home’s accompanying consolidated financial statements for further information).

Other Expenses, net

The following table provides the significant components of our other expenses, net, for the years ended December 31, 2017 and 2018:

	Year ended December 31,
	2017	2018	% Change
	(in thousands)
Interest expense	$225,772	$245,214	9%
Interest income	(130)	(425)	NM
Other loss (income), net	27,986	(17,323)	NM

Total other expenses, net	$253,628	$227,466	(10)%

Interest expense increased $19.4 million, or 9%, for the year ended December 31, 2018, as compared with the year ended December 31, 2017, due to a higher principal balance on our debt. See Note 5 to Vivint Smart Home accompanying consolidated financial statements for further information on our long-term debt.

Other loss (income), net, represented income of $17.3 million for the year ended December 31, 2018, as compared to a loss of $28.0 million for the year ended December 31, 2017. The other loss during the year ended December 31, 2017 was primarily due to a loss of $23.0 million resulting from our debt modification and extinguishment and a loss on our derivative instrument of $9.6 million, offset by a foreign currency exchange gain of $4.9 million. The other income during the year ended December 31, 2018 was primarily due to the $50.4 million gain associated with the sale of our spectrum intangible assets (see Note 7 to Vivint Smart Home’s accompanying consolidated financial statements for further information), offset by a loss on debt modification and extinguishment of $14.6 million, a loss on our derivative instrument of $12.6 million and a foreign currency exchange loss of $7.1 million.

See Note 5 to Vivint Smart Home’s accompanying consolidated financial statements for further information on our long-term debt related to other expenses, net.

Income Taxes

The following table provides the significant components of our income tax expense (benefit) for the years ended December 31, 2017 and 2018:

	Year ended December 31,
	2017	2018	% Change
	(in thousands)
Income tax expense (benefit)	$1,078	$(1,611)	NM

Income tax benefit was $1.6 million for the year ended December 31, 2018, as compared to an income tax expense of $1.1 million for the year ended December 31, 2017. Our tax benefit and expense for the years ended December 31, 2017 and 2018, respectively, resulted primarily from the loss and earnings in our Canadian subsidiary, as well as U.S. minimum state taxes.

Nine Months Ended September 30, 2019 Compared to the Nine Months Ended September 30, 2018

Revenues

The following table provides the significant components of our revenue for the nine month periods ended September 30, 2018 and September 30, 2019 (in thousands, except for percentages):

	Nine Months Ended September 30,
	2018	2019	% Change
Recurring and other revenue	$773,899	$848,146	10%

Recurring and other revenue increased $74.2 million, or 10% for the nine months ended September 30, 2019 as compared to the nine months ended September 30, 2018. An increase in Total Subscribers of approximately 8% led to an increase of approximately $70.7 million in recurring and other revenue and an increase in AMRU resulted in an increase of approximately $14.5 million in recurring and other revenue. When compared to the nine months ended September 30, 2018, currency translation negatively affected recurring and other revenue by $1.7 million, as computed on a constant foreign currency basis. In addition, during the nine months ended September 30, 2019, we recorded an adjustment to reduce recurring and other revenue of $9.1 million associated with a change in accounting estimate related to RIC receivables associated with subscribers originated in 2017 and 2018 (see Note 4 in Vivint Smart Home’s accompanying condensed consolidated financial statements).

Costs and Expenses

The following table provides the significant components of our costs and expenses for the nine month periods ended September 30, 2018 and September 30, 2019 (in thousands, except for percentages):

	Nine Months Ended September 30,
	2018	2019	% Change
Operating expenses	$265,784	$274,848	3%
Selling expenses	166,872	149,865	(10)%
General and administrative	154,345	141,585	(8)%
Depreciation and amortization	381,767	403,261	6%
Restructuring expenses	4,683	—	NM

Total costs and expenses	$973,451	$969,559	—%

Operating expenses for the nine months ended September 30, 2019 increased $9.1 million, or 3%, as compared to the nine months ended September 30, 2018. The primary drivers of the increase were higher personnel and related support costs of $6.7 million, facilities and equipment costs of $3.6 million, information technology costs of $1.7 million, customer payment processing costs of $1.7 million and equipment costs of $1.3 million. These increases were partially offset by decreases of $4.9 million in costs associated with our retail channel and other sales pilots.

Selling expenses, excluding capitalized contract costs, decreased by $17.0 million, or 10%, for the nine months ended September 30, 2019 as compared to the nine months ended September 30, 2018. The primary drivers of the decrease were a decrease in personnel and related support costs of $11.5 million, $10.8 million in lower costs associated with our retail channel and other sales pilots and a decrease in facility and housing costs of $2.6 million. These cost decreases were partially offset by an increase of $8.6 million in marketing costs primarily associated with lead generation.

General and administrative expenses decreased $12.8 million, or 8%, for the nine months ended September 30, 2019 as compared to the nine months ended September 30, 2018. The primary drivers of the decrease were a reduction in personnel and related support costs of $5.0 million, a decrease in expensed offering costs of $4.6 million, lower research and development costs of $3.7 million and lower information technology costs of $2.3 million. The decreases were partially offset by a $1.7 million increase in bad debt and $1.0 million in facility costs.

Depreciation and amortization for the nine months ended September 30, 2019 increased $21.5 million, or 6%, as compared to the nine months ended September 30, 2018, primarily due to increased amortization of capitalized contract costs related to new subscribers.

Restructuring expenses for the nine months ended September 30, 2018 related to employee severance and termination benefits expenses (See Note 15 to Vivint Smart Home’s accompanying unaudited condensed consolidated financial statements).

Other Expenses, net

The following table provides the significant components of our other expenses, net for the nine month periods ended September 30, 2018 and September 30, 2019 (in thousands, except for percentages):

	Nine Months Ended September 30,
	2018	2019	% Change
Interest expense	$180,998	$194,798	8%
Interest income	(31)	(23)	NM
Other income, net	(25,999)	(8,126)	NM

Total other expenses, net	$154,968	$186,649	20%

Interest expense increased $13.8 million, or 8%, for the nine months ended September 30, 2019, as compared with the nine months ended September 30, 2018, due to higher balances on our outstanding notes and revolving credit facility.

Other income, net decreased $17.9 million for the nine months ended September 30, 2019, as compared to the nine months ended September 30, 2018. The other income during the nine months ended September 30, 2019 was primarily due to a gain on our derivative instrument of $5.1 million, a gain on corporate equity securities of $2.3 million and a foreign currency exchange gain of $2.1 million, offset by a loss on sale of assets of $1.6 million. The other income during the nine months ended September 30, 2018 was primarily due to the $50.4 million gain associated with the sale of our Spectrum intangible assets (see Note 7 to Vivint Smart Home’s accompanying unaudited Condensed Consolidated Financial Statements for further information), offset by a loss on debt modification and extinguishment of $14.6 million, a loss on our derivative instrument of $9.9 million and a foreign currency exchange loss of $2.2 million.

See Note 3 to Vivint Smart Home’s accompanying unaudited Condensed Consolidated Financial Statements for further information on our long-term debt related to other expenses, net.

Income Taxes

The following table provides the significant components of our income tax benefit for the nine month periods ended September 30, 2018 and September 30, 2019 (in thousands, except for percentages):

	Nine Months Ended September 30,
	2018	2019	% Change
Income tax benefit	$(1,562)	$(604)	NM

Income tax benefit decreased $1.0 million for the nine months ended September 30, 2019, as compared to the nine months ended September 30, 2018. The income tax benefit for both the nine months ended September 30, 2019 and 2018 resulted primarily from losses in our Canadian subsidiary.

Liquidity and Capital Resources

Following the consummation of the merger, New Vivint intends to use the cash proceeds of the transactions to (i) redeem or repurchase all $454.3 million of the aggregate principal of the APX’s 2020 notes, (ii) repay any borrowings outstanding under the revolving credit facility, and (iii) pay fees and expenses relating to the transactions and the foregoing clauses (i) and (ii), which are estimated to be approximately $38 million. New Vivint expects to use any cash proceeds remaining after the payments associated with clauses (i), (ii) and (iii) above for general corporate purposes, including paying down other outstanding debt. As of September 30, 2019 we had $134.0 million of outstanding borrowings under our revolving credit facility.

As market conditions warrant, we and our equity holders, including 313 Acquisition, its affiliates and members of our management, may from time to time, seek to purchase our outstanding debt securities or loans in privately negotiated or open market transactions, by tender offer or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, any purchases made by us may be funded by the use of cash on our balance sheet or the incurrence of new secured or unsecured debt, including additional borrowings under our revolving credit facility. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may be with respect to a substantial amount of a particular class or series of debt, with the attendant reduction in the trading liquidity of such class or series. In addition, any such purchases made at prices below the “adjusted issue price” (as defined for U.S. federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which amounts may be material, and in related adverse tax consequences to us. Depending on conditions in the credit and capital markets and other factors, we will, from time to time, consider various financing transactions, the proceeds of which could be used to refinance our indebtedness or for other purposes. For examples:

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In September 2018, we borrowed $810 million under the 2024 Term Loan B (the “2024 Term Loan B”). We used a portion of the net proceeds from the borrowings under the 2024 Term Loan B to redeem in full the entire $269.5 million outstanding aggregate principal amount of the 6.375% senior secured notes due 2019 (the “2019 notes”) and pay the related accrued interest and redemption premium, to repurchase approximately $250.7 million aggregate principal amount of the 2020 notes, and to pay fees and expenses related to the 2024 Term Loan B Agreement.

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In May 2019, we issued $225 million aggregate principal amount of 2024 notes. We used the net proceeds from the 2024 notes offering to redeem $225 million aggregate principal amount of our 2020 notes, and to pay the related accrued interest and to pay all fees and expenses related thereto.

For a discussion of our ability to continue as a going concern as a result of our indebtedness, see “Vivint Smart Home’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Going Concern.”

Cash Flow and Liquidity Analysis

Our cash flows provided by operating activities include recurring monthly billings, cash received from the sale of products to our subscribers that either pay-in-full at the time of installation or finance their purchase of products under the Consumer Financing Program and other fees received from the subscribers we service. Cash used in operating activities includes the cash costs to monitor and service our subscribers, a portion of subscriber acquisition costs and general and administrative costs. Historically, we financed subscriber acquisition costs through our operating cash flows, the issuance of debt, and to a lesser extent, through the issuance of equity and sale of contracts to third parties. Currently, the upfront proceeds under Vivint Flex Pay, and those that are paid-in-full at the time of the sale of products, offset a portion of the upfront investment associated with subscriber acquisition costs.

Sales from our direct-to-home channel are seasonal in nature. We make investments in the recruitment of our direct-to-home sales representatives, inventory and other support costs for the April through August sales period prior to each sales season. We experience increases in capitalized contract costs, as well as costs to support the sales force throughout North America, prior to and during this time period. The incremental inventory purchased to support the direct-to-home sales season is generally consumed prior to the end of the calendar year in which it is purchased.

The following table provides a summary of cash flow data (in thousands):

	Year ended December 31,			Nine Months Ended September 30,
	2016	2017	2018	2018	2019
Net cash used in operating activities	$(365,706)	$(309,332)	$(220,499)	$(130,023)	$(122,750)
Net cash (used in) provided by investing activities	(15,147)	(21,661)	32,922	37,455	(2,465)
Net cash provided by financing activities	401,171	291,213	196,407	201,664	115,298

Cash Flows from Operating Activities

We generally reinvest the cash flows from our recurring monthly billings and cash received from the sale of products associated with the initial installation into our business, primarily to (1) maintain and grow our subscriber base, (2) expand our infrastructure to support this growth, (3) enhance our existing Smart Home Services offerings, (4) develop new Smart Home Services offerings and (5) expand into new sales channels. These investments are focused on generating new subscribers, increasing the revenue from our existing subscriber base, enhancing the overall quality of service provided to our subscribers, and increasing the productivity and efficiency of our workforce and back-office functions necessary to scale our business.

For the year ended December 31, 2016, net cash used in operating activities was $365.7 million. This cash used was primarily from a net loss of $276.0 million, adjusted for:

•	$302.9 million in non-cash amortization, depreciation, and stock-based compensation,

•	a $19.6 million provision for doubtful accounts,

•	a $10.1 million loss on early extinguishment of debt, and

•	a $7.1 million in non-cash restructuring and asset impairment charges.

Cash used in operating activities also resulted from changes in operating assets and liabilities, including:

•	a $419.5 million increase in subscriber acquisition costs,

•	a $24.3 million increase in accounts receivable,

•	a $11.8 million increase in inventories,

•	a $5.2 million increase in prepaid expenses and other current assets,

•	a $3.0 million decrease in accounts payable due primarily to the timing of inventory purchases, and

•	a $2.8 million decrease in the restructuring liability.

These uses of operating cash were partially offset by:

•	a $24.6 million increase in deferred revenue due to the increased subscriber base, and

•	a $12.7 million increase in accrued expenses and other liabilities due primarily from increases in accrued interest on our long term debt.

For the year ended December 31, 2017, net cash used in operating activities was $309.3 million. This cash used was primarily from a net loss of $410.2 million, adjusted for:

•	$337.4 million in non-cash amortization, depreciation, and stock-based compensation,

•	a $23.1 million loss on early extinguishment of debt, and

•	a $22.5 million provision for doubtful accounts.

Cash used in operating activities also resulted from changes in operating assets and liabilities, including:

•	a $457.7 million increase in subscriber acquisition costs,

•	a $75.6 million increase in inventories to support our Best Buy relationship and the anticipated sales generated by our inside sales channel,

•	a $74.8 million increase in other assets primarily due to increases in notes receivables associated with RICs,

•	a $49.6 million increase in accounts receivable driven primarily by the recognition of billed RIC receivables, and

•	a $6.0 million increase in prepaid expenses and other current assets.

These uses of operating cash were partially offset by:

•	a $247.5 million increase in deferred revenue due to the increased subscriber base and the generation of deferred revenues associated with Product sales under Vivint Flex Pay,

•	a $70.5 million increase in accounts payable due primarily to increases in inventory purchases, and

•	a $62.2 million increase in accrued expenses and other liabilities due primarily from increases in accrued interest on our long term debt.

For the year ended December 31, 2018, net cash used in operating activities was $220.5 million. This cash used was primarily from a net loss of $472.6 million, adjusted for:

•	$521.7 million in non-cash amortization, depreciation, and stock-based compensation,

•	a $49.8 million net gain on sale of disposal of assets primarily associated with the sale of our spectrum intangible assets,

•	a $14.6 million loss on early extinguishment of debt,

•	a $19.4 million provision for doubtful accounts,

•	$4.7 million of expensed costs associated with offering securities, and

•	a $0.5 million unrealized gain on equity securities.

Cash used in operating activities also resulted from changes in operating assets and liabilities, including:

•	a $499.3 million increase in capitalized contract costs,

•	$34.0 million increase in accounts receivable driven primarily by the increase in billed RIC receivables,

•	a $29.1 million increase in other assets primarily due to increases in notes receivables associated with RICs, and

•	a $27.0 million decrease in accounts payable due primarily to decreases in inventory purchases.

These uses of operating cash were partially offset by:

•	a $172.9 million increase in deferred revenue due to the increased subscriber base and the increase of deferred revenues associated with Product sales under Vivint Flex Pay,

•	a $91.5 million increase in accrued expenses and other liabilities due primarily from increases in accrued interest on our long term debt,

•	a $64.4 million decrease in inventories primarily associated with the decrease in inventory on hand associated with our retail sales channel, and

•	a $4.7 million decrease in prepaid expenses and other current assets.

For the nine months ended September 30, 2018, net cash used in operating activities was $130.0 million. This cash used was primarily from a net loss of $353.0 million, adjusted for:

•	a $49.9 million net gain primarily associated with the sale of our spectrum intangible assets,

•	$387.4 million in non-cash amortization, depreciation, and stock-based compensation

•	a provision for doubtful accounts of $14.3 million,

•	a $14.6 million loss on early extinguishment of debt,

•	$3.5 million of expensed costs associated with offering securities; and

•	a $1.4 million unrealized gain on equity securities.

Cash used in operating activities resulting from changes in operating assets and liabilities, included:

•	a $439.7 million increase in capitalized contract costs (formerly subscriber acquisition costs),

•	a $31.8 million decrease in accounts payable due primarily to decreased inventory purchases,

•	a $30.2 million increase in other assets primarily due to increase in notes receivables associated with RICs,

•	a $26.8 million increase in accounts receivable driven primarily by the recognition of billed RICs under Vivint Flex Pay and the growth in the number of our Total Subscribers, and

•	a $1.3 million increase in prepaid expenses and other current assets.

These uses of operating cash were partially offset by the following changes in operating assets and liabilities:

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a $169.0 million increase in accrued expenses and other liabilities due primarily to increases in the derivative liability associated with the Consumer Financing Program introduced in early 2017, and an increase in accrued commissions during the nine months ended September 30, 2018,

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a $173.3 million increase in deferred revenue due to the increased subscriber base and the generation of deferred revenues associated with the sale of Products under the Vivint Flex Pay plan, offset by a reduction in deferred revenue of $30.6 million associated with accelerated revenue recognition from the implementation of Topic 606, and

•	a $42.1 million decrease in inventories partially from decreased Products on hand to support our retail sales channel at the end of 2017.

For the nine months ended September 30, 2019, net cash used in operating activities was $122.8 million. This cash used was primarily from a net loss of $307.5 million, adjusted for:

•	$410.1 million in non-cash amortization, depreciation, and stock-based compensation

•	a provision for doubtful accounts of $17.0 million, and

•	a $2.3 million gain on equity securities.

Cash used in operating activities resulting from changes in operating assets and liabilities, including:

•	a $453.4 million increase in capitalized contract costs,

•	a $49.0 million increase in inventories to support our direct-to-home summer selling season, and

•	a $1.6 million increase in prepaid expenses and other current assets.

These uses of operating cash were partially offset by the following changes in operating assets and liabilities:

•	a $141.5 million increase in deferred revenue due primarily to the growth in deferred revenues associated with the sale of Products under the Vivint Flex Pay plan and the increased subscriber base,

•	a $29.9 million increase in accounts receivable driven primarily by the increase in RIC billings under Vivint Flex Pay and the growth in the number of our Total Subscribers,

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a $21.8 million decrease in long-term notes receivables, other assets, net and right-of-use assets primarily due to amortization of right-of-use lease assets and a decrease in notes receivables associated with RICs,

•	a $22.8 million increase in accounts payable due primarily to increased inventory purchases, and

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a $106.6 million increase in accrued payroll and commissions, accrued expenses, other current and long-term liabilities, and current and long-term operating lease liabilities due primarily to an increase in accrued payroll and commissions of $62.3 million, an increase in the derivative liability associated with the Consumer Financing Program of $30.6 million and an increase in accrued interest of $27.1 million. These increases were partially offset by the net decrease in the right-of-use liabilities associated with operating leases of $5.7 million.

Net cash interest paid for the years ended December 31, 2016, 2017 and 2018 related to our indebtedness (excluding capital leases) totaled $188.2 million, $203.4 million and $236.7 million, respectively. Our net cash from operating activities for the years ended December 31, 2016, 2017 and 2018, before these interest payments, was an outflow of $177.5 million, an outflow of $105.9 million and an inflow of $16.2 million, respectively. Accordingly, our net cash from operating activities for the years ended December 31, 2016, 2017 and 2018 was insufficient to cover these interest payments. For additional information regarding our outstanding indebtedness see “—Long-Term Debt” below.

Net cash interest paid for the nine months ended September 30, 2018 and 2019 related to our indebtedness (excluding finance or capital leases) totaled $145.2 million and $162.3 million, respectively. Our net cash flows from operating activities for the nine months ended September 30, 2018 and 2019, before these interest payments, were cash inflows of $15.1 million and $39.6 million, respectively. Accordingly, our net cash provided by operating activities for each of the nine months ended September 30, 2018 and 2019 was insufficient to cover these interest payments.

Cash Flows from Investing Activities

Historically, our investing activities have primarily consisted of capital expenditures, business combinations and technology acquisitions. Capital expenditures primarily consist of periodic additions to property, plant and equipment to support the growth in our business.

For the year ended December 31, 2016, net cash used in investing activities was $15.1 million. This cash used primarily consisted of capital expenditures of $11.6 million and capitalized subscriber acquisition costs of $5.2 million, partially offset by proceeds from the sales of capital assets of $3.1 million.

For the year ended December 31, 2017, net cash used in investing activities was $21.7 million. This cash used primarily consisted of capital expenditures of $20.4 million.

For the year ended December 31, 2018, net cash provided by investing activities was $32.9 million. This cash provided primarily consisted of net proceeds of $53.7 million primarily from the sale of our spectrum intangible assets, offset by capital expenditures of $19.4 million and acquisition of intangible assets of $1.5 million.

For the nine months ended September 30, 2018, net cash provided by investing activities was $37.5 million, consisting of net proceeds of $53.7 million primarily from the sale of our spectrum intangible assets, offset by capital expenditures of $15.4 million and acquisition of intangible assets of $1.1 million.

For the nine months ended September 30, 2019, net cash used in investing activities was $2.5 million primarily associated with capital expenditures of $7.1 million and acquisition of intangible assets of $1.4 million, offset by the sale of equity securities of $5.4 million.

Cash Flows from Financing Activities

Historically, our cash flows provided by financing activities primarily related to the issuance of debt and, to a lesser extent, from capital contributions from 313 Acquisition, all to fund the portion of upfront costs associated with generating new subscribers that are not covered through our operating cash flows or through our Vivint Flex Pay program. Uses of cash for financing activities are generally associated with the return of capital to our stockholders, the repayment of debt and the payment of financing costs associated with the issuance of debt.

For the year ended December 31, 2016, net cash provided by financing activities was $401.2 million, consisting primarily of $604 million in borrowings on notes, $100.4 million of proceeds from issuance of convertible preferred stock, and $57 million in borrowings on the revolving credit facility. This was offset with $235.5 million of repayments on notes, $77 million of repayments on the revolving credit facility, $21.1 million of capital returned to our stockholders, $18.3 million in financing costs and $8.3 million of repayments under our capital lease obligations.

For the year ended December 31, 2017, net cash provided by financing activities was $291.2 million, consisting primarily of $724.8 million in borrowings on notes and $196.9 million in borrowings on the revolving credit facility. This was offset with $450.0 million of repayments on notes, $136.9 million of repayments on the revolving credit facility, $29.4 million in financing costs, $10.0 million of repayments under our capital lease obligations, $3.0 million in repayments under spectrum lease obligations and $1.2 million in costs associated with offering securities.

For the year ended December 31, 2018, net cash provided by financing activities was $196.4 million, consisting primarily of $810.0 million in borrowings on notes, $201.0 million in borrowings on the revolving credit facility and $4.7 million from a capital contribution. This was offset with $522.2 million of repayments on notes, $261.0 million of repayments on the revolving credit facility, $20.6 million in financing costs, $12.4 million of repayments under our capital lease obligations and $3.1 million in costs associated with offering securities.

For the nine months ended September 30, 2018, net cash provided by financing activities was $201.7 million, consisting of $810.0 million net proceeds from the issuance of the Term Loan in September 2018, $201.0 million in borrowings on our revolving credit facility and a $4.7 million capital contribution. These cash proceeds were offset by $520.2 million of repayments on existing notes, $261.0 million of repayments on our revolving credit facility, $20.6 million in financing costs, $9.9 million of repayments under our capital lease obligations and $2.4 million in payments of offering costs.

For the nine months ended September 30, 2019, net cash provided by financing activities was $115.3 million, consisting of $200.5 million in borrowings on our revolving credit facility, proceeds from the issuance of $225.0 million aggregate principal amount of 2024 notes and a $4.7 million capital contribution. These cash proceeds were offset by $231.1 million of repayments on existing notes, $66.5 million of repayments on our revolving credit facility, $6.3 million of repayments under our finance lease obligations, $5.4 million in returns of capital and $4.9 million in financing costs.

Long-Term Debt

We are a highly leveraged company with significant debt service requirements. As of September 30, 2019, we had $3.2 billion of total debt outstanding, all of which was issued or borrowed by APX, our indirect subsidiary (“APX”), consisting of $454.3 million of outstanding 2020 notes, $270.0 million of outstanding 2022 private placement notes, $900.0 million of outstanding 2022 notes, $400.0 million of outstanding 2023 notes, $225.0 million of outstanding 2024 notes, $801.9 million of outstanding 2024 Term Loan B and $134.0 million of borrowings under the revolving credit facility (with $140.4 million of additional availability under the revolving credit facility after giving effect to $13.8 million of letters of credit outstanding).

2020 Notes

As of September 30, 2019, APX had $454.3 million outstanding aggregate principal amount of its 2020 notes. Interest on the 2020 notes is payable semi-annually in arrears on each June 1 and December 1. The 2020 notes mature on December 1, 2020.

We may, at our option, redeem at any time and from time to time some or all of the 2020 notes at par plus any accrued and unpaid interest to the date of redemption. Following the merger, New Vivint intends to redeem or repurchase all of the outstanding principal amount of APX’s 2020 notes.

2022 Private Placement Notes

As of September 30, 2019, APX had $270.0 million outstanding aggregate principal amount of its 2022 private placement notes. Interest on the 2022 private placement notes is payable semi-annually in arrears on June 1 and December 1 of each year.

We may, at our option, redeem at any time and from time to time some or all of the 2022 private placement notes at 104.5%, declining to par from and after December 1, 2019, in each case, plus any accrued and unpaid interest to the date of redemption.

The 2022 private placement notes mature on December 1, 2022 unless on September 1, 2020 (i.e. the 91st day prior to the maturity of the 2020 notes) more than an aggregate principal amount of $190 million of the 2020 notes remain outstanding or have not been refinanced as permitted under the terms of the 2022 private placement notes, in which case the private placement notes mature on September 1, 2020.

2022 Notes

As of September 30, 2019, APX had $900.0 million outstanding aggregate principal amount of its 2022 notes. Interest on the 2022 notes is payable semi-annually in arrears on June 1 and December 1 of each year.

We may, at our option, redeem at any time and from time to time some or all of the 2022 notes at 103.938%, declining to par from and after December 1, 2020, in each case, plus any accrued and unpaid interest to the date of redemption.

The 2022 notes mature on December 1, 2022, or on such earlier date when any outstanding pari passu lien indebtedness matures as a result of the operation of any springing maturity provisions set forth in the agreements governing such pari passu lien indebtedness.

2023 Notes

As of September 30, 2019, APX had $400.0 million outstanding aggregate principal amount of its 2023 notes. Interest on the 2023 notes is payable semi-annually in arrears on September 1 and March 1 of each year. The 2023 notes mature on September 1, 2023.

From and after September 1, 2019, we may, at our option, redeem at any time and from time to time some or all of the 2023 notes at 105.719%, declining to par from and after September 1, 2022, in each case, plus any accrued and unpaid interest to the date of redemption.

2024 Notes

As of September 30, 2019, APX had $225.0 million outstanding aggregate principal amount of its 2024 notes. Interest on the 2024 notes is payable semi-annually in arrears on May 1 and November 1 of each year.

We may, at our option, redeem at any time and from time to time prior to May 1, 2021, some or all of the 2024 notes at 100% of the principal amount thereof plus accrued and unpaid interest to the redemption date plus the applicable “make-whole premium”. From and after May 1, 2021, we may, at our option, redeem at any time and from time to time some or all of the 2024 notes at 104.25%, declining to par from and after May 1, 2023, in each case, plus any accrued and unpaid interest to the date of redemption. In addition, on or prior to May 1, 2021, we may, at our option, redeem up to 40% of the aggregate principal amount of the 2024 notes with the proceeds from certain equity offerings at 108.50%, plus accrued and unpaid interest to the date of redemption. In addition, on or prior to May 1, 2021, during any 12 month period, we also may, at our option, redeem at any time and from time to time up to 10% of the aggregate principal amount of the 2024 notes at a price equal to 103% of the principal amount thereof, plus accrued and unpaid interest, to but excluding the redemption date.

The 2024 notes mature on November 1, 2024, unless, under “springing maturity” provisions, (1) on September 1, 2020 (the 91st day prior to the maturity of the 2020 notes) more than an aggregate principal amount of $275.0 million of such 2020 notes remain outstanding or have not been refinanced as permitted under the note purchase agreement for the 2020 notes, in which case the 2024 notes will mature on September 1, 2020 or (2) on June 1, 2023 (the 91st day prior to the maturity of the 2023 notes) more than an aggregate principal amount of $125.0 million of such 2023 notes remain outstanding or have not been refinanced as permitted under the note purchase agreement for the 2023 notes, in which case the 2024 Notes will mature on June 1, 2023.

2024 Term Loan B

On September 6, 2018, APX incurred $810.0 million of term loans. Pursuant to the terms of the 2024 Term Loan B, quarterly amortization payments are due in an amount equal to 0.25% of the aggregate principal amount of the 2024 Term Loan B outstanding on the closing date.

The remaining principal amount outstanding under the 2024 Term Loan B will be due and payable in full on March 31, 2024 if the Springing Maturity Condition (as defined below) does not apply. If the Springing Maturity Condition does apply, the 2024 Term Loan B will be due and payable in full on either the Springing Maturity Date for the 2020 notes (as defined below) or the Springing Maturity Date for the 2023 notes (as defined below), as applicable.

The Springing Maturity Condition applies if either (i) on the Springing Maturity Date for the 2020 notes, an aggregate principal amount of 2020 notes in excess of $275.0 million are either outstanding or have not been repaid or redeemed or (ii) on the Springing Maturity Date for the 2023 notes, an aggregate principal amount of the 2023 notes in excess of $125.0 million are either outstanding or have not been repaid or redeemed. The “Springing Maturity Date for the 2020 notes” means the date that is 91 days before the maturity date with respect to the 2020 notes and the “Springing Maturity Date for the 2023 notes means the date that is 91 days before the maturity date with respect to the 2023 notes.

Revolving Credit Facility

On November 16, 2012, we entered into a $200.0 million senior secured revolving credit facility, with a five year maturity. In addition, we may request one or more term loan facilities, increased commitments under the revolving credit facility or new revolving credit commitments, in an aggregate amount not to exceed $225.0 million. Availability of such incremental facilities and/or increased or new commitments will be subject to certain customary conditions. As of September 30, 2019, the aggregate commitments available under the credit agreement, as amended and restated on August 10, 2017, was $288.2 million.

As of September 30, 2019 we had $140.4 million of availability under our revolving credit facility (after giving effect to $13.8 million of letters of credit outstanding and $134.0 million of borrowings).

Borrowings under the amended and restated revolving credit facility bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) the base rate determined by reference to the highest of (a) the Federal Funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) the LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month, plus 1.00% or (2) the LIBOR rate determined by reference to the London interbank offered rate for dollars for the interest period relevant to such borrowing. The applicable margin for base rate-based borrowings (1)(a) under the Series A Revolving Commitments of approximately $267.0 million is and, when in effect, the Series D Revolving Commitments of approximately $15.4 million was 2.0% per annum and (b) under the Series B Revolving Commitments of approximately $21.2 million was 3.0% and (2)(a) the applicable margin for LIBOR rate-based borrowings (a) under the Series A Revolving Commitments is and, when in effect, the Series D Revolving Commitments is currently 3.0% per annum and (b) under the Series B Revolving Commitments is currently 4.0%. The applicable margin for borrowings under the revolving credit facility is subject to one step-down of 25 basis points based on our meeting a consolidated first lien net leverage ratio test at the end of each fiscal quarter. Outstanding borrowings under the amended and restated revolving credit facility are allocated on a pro rata basis between each Series based on the total Revolving Commitments.

In addition to paying interest on outstanding principal under the revolving credit facility, we are required to pay a quarterly commitment fee (which will be subject to one interest rate step-down of 12.5 basis points, based on our meeting a consolidated first lien net leverage ratio test) to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. APX also pays a customary letter of credit and agency fees.

We are not required to make any scheduled amortization payments under the revolving credit facility. The Series D Revolving Commitments expired on March 31, 2019 and the principal amount outstanding under the revolving credit facility will be due and payable in full with respect to the extended commitments under the Series A Revolving Credit Facility and Series B Revolving Credit Facility on March 31, 2021.

Guarantees and Security (Revolving Credit Facility, 2024 Term Loan B and Notes)

All of the obligations under the credit agreement governing the revolving credit facility, the credit agreement governing the 2024 Term Loan B and the debt agreements governing the notes are guaranteed by APX and each of APX’s existing and future material wholly-owned U.S. restricted subsidiaries (subject to customary exclusions and qualifications). However, such subsidiaries shall only be required to guarantee the obligations under the debt agreements governing the Notes for so long as such entities guarantee the obligations under the revolving credit facility, the credit agreement governing the 2024 Term Loan B or our other indebtedness. See Note 18 of Vivint Smart Home’s accompanying consolidated financial statements included elsewhere in this report for additional financial information regarding guarantors and non-guarantors. Following the consummation of the merger, New Vivint expects to guarantee all of the obligations under the credit agreement governing the revolving credit facility, the credit agreement governing the 2024 Term Loan B and the debt agreements governing the notes.

The obligations under the revolving credit facility, 2024 Term Loan B and the 2022 private placement notes, 2022 notes and 2024 notes (collectively with the 2022 private placement notes and the 2022 notes, the “existing senior secured notes”) are secured by a security interest in (1) substantially all of the present and future tangible and intangible assets of the issuer and the guarantors, including without limitation equipment, subscriber contracts and communication paths, intellectual property, fee-owned real property, general intangibles, investment property, material intercompany notes and proceeds of the foregoing, subject to permitted liens and other customary exceptions, (2) substantially all personal property of the issuer and the guarantors consisting of accounts receivable arising from the sale of inventory and other goods and services (including related contracts and contract rights, inventory, cash, deposit accounts, other bank accounts and securities accounts), inventory and intangible assets to the extent attached to the foregoing books and records of the Company and the guarantors, and the proceeds thereof, subject to permitted liens and other customary exceptions, in each case held by the Company. and the guarantors and (3) a pledge of all of the capital stock of the Company, each of its subsidiary guarantors and each restricted subsidiary of the Company and its subsidiary guarantors, in each case other than excluded assets and subject to the limitations and exclusions provided in the applicable collateral documents.

Under the terms of the applicable security documents and intercreditor agreement, the proceeds of any collection or other realization of collateral received in connection with the exercise of remedies will be applied first to repay amounts due under the revolving credit facility, and up to an additional $60.0 million of “superpriority” obligations that we may incur in the future, before the holders of the existing senior secured notes or 2024 Term Loan B receive any such proceeds.

Debt Covenants

The credit agreement governing the revolving credit facility, the credit agreement governing the 2024 Term Loan B and the debt agreements governing the existing notes contain a number of covenants that, among other things, restrict, subject to certain exceptions, our and our restricted subsidiaries’ ability to:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	materially change the nature of their business;

•	enter into agreements that restrict the ability of restricted subsidiaries to make dividends or other payments to the issuer;

•	designate restricted subsidiaries as unrestricted subsidiaries;

•	amend, prepay, redeem or purchase certain subordinated debt; and

•	transfer or sell certain assets.

The credit agreement governing the revolving credit facility, the credit agreement governing the 2024 Term Loan B and the debt agreements governing the existing notes contain change of control provisions and certain customary affirmative covenants and events of default. As of September 30, 2019, we were in compliance with all covenants related to our long-term obligations.

Subject to certain exceptions, the credit agreement governing the revolving credit facility, the credit agreement governing the 2024 Term Loan B and the debt agreements governing the existing notes permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Our future liquidity requirements will be significant, primarily due to debt service requirements. The actual amounts of borrowings under the revolving credit facility will fluctuate from time to time.

Our liquidity and our ability to fund our capital requirements is dependent on our future financial performance, which is subject to general economic, financial and other factors that are beyond our control and many of which are described under “Risk Factors”. If those factors significantly change or other unexpected factors adversely affect us, our business may not generate sufficient cash flow from operations or we may not be able to obtain future financings to meet our liquidity needs. We anticipate that to the extent additional liquidity is necessary to fund our operations, it would be funded through borrowings under the revolving credit facility, incurring other indebtedness, additional equity or other financings or a combination of these potential sources of liquidity. We may not be able to obtain this additional liquidity on terms acceptable to us or at all.

Covenant Compliance

Under the credit agreement governing the revolving credit facility, the credit agreement governing the 2024 Term Loan B and the debt agreements governing the existing notes, our ability to engage in activities such as incurring additional indebtedness, making investments, refinancing certain indebtedness, paying dividends and entering into certain merger transactions is governed, in part, by our ability to satisfy tests based on Covenant Adjusted EBITDA (which measure is defined as “Consolidated EBITDA” in the credit agreements governing the revolving credit facility and 2024 Term Loan B and “EBITDA” in the debt agreements governing the existing notes) for the applicable four-quarter period. Such tests include an incurrence-based maximum consolidated secured debt ratio and consolidated total debt ratio of 4.00 to 1.0, an incurrence-based minimum fixed charge coverage ratio of 2.00 to 1.0, and, solely in the case of the credit agreement governing the revolving credit facility, a maintenance-based maximum consolidated first lien secured debt ratio of 5.35 to 1.0, each as determined in accordance with the credit agreement governing the revolving credit facility, the credit agreement governing the 2024 Term Loan B and the debt agreements governing the Notes. Non-compliance with these covenants could restrict our ability to undertake certain activities or result in a default under the credit agreement governing the revolving credit facility, the credit agreement governing the 2024 Term Loan B and the debt agreements governing the existing notes. As of September 30, 2019, our consolidated first lien secured debt ratio was 3.82 to 1.0, our consolidated total debt ratio was 5.22 to 1.0 and our fixed charge coverage ratio was 2.46 to 1.0, in each case based on Covenant Adjusted EBITDA for the four quarters ended September 30, 2019 and as calculated in accordance with the applicable debt agreements.

We refer to “Covenant Adjusted EBITDA” as meaning net income (loss) before interest expense (net of interest income), income and franchise taxes and depreciation and amortization (including amortization of capitalized subscriber acquisition costs), further adjusted to exclude the effects of certain contract sales to third parties, non-capitalized subscriber acquisition costs, stock based compensation and certain unusual, non-cash, non-recurring and other items permitted in certain covenant calculations under the agreements governing our notes, the credit agreement governing the 2024 Term Loan B and the credit agreement governing our revolving credit facility.

We believe that the presentation of Covenant Adjusted EBITDA is appropriate to provide additional information to investors about the calculation of, and compliance with, certain financial covenants contained in the agreements governing our notes, the credit agreements governing the revolving credit facility and the 2024 Term Loan B. We caution investors that amounts presented in accordance with our definition of Covenant Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts calculate Covenant Adjusted EBITDA in the same manner.

Covenant Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

The following table sets forth a reconciliation of net loss to Covenant Adjusted EBITDA (in thousands):

Twelve months ended September 30, 2019
Net loss	$(427,135)
Interest expense, net	258,597
Other expense, net	550
Income tax benefit	(653)
Depreciation and amortization (1)	108,753
Amortization of capitalized contract costs	426,823
Non-capitalized contract costs (2)	273,107
Non-cash compensation (3)	3,849
Other adjustments (4)	52,882
Adjustment for a change in accounting principle (Topic 606) (5)	(84,091)

Covenant Adjusted EBITDA	$612,682

(1)	Excludes loan amortization costs that are included in interest expense.
(2)

Reflects subscriber acquisition costs that are expensed as incurred because they are not directly related to the acquisition of specific subscribers. Certain other industry participants purchase subscribers through subscriber contract purchases, and as a result, may capitalize the full cost to purchase these subscriber contracts, as compared to our organic generation of new subscribers, which requires us to expense a portion of our subscriber acquisition costs under GAAP. (See Note 1 to Vivint Smart Home’s accompanying unaudited condensed consolidated financial statements)

(3)	Reflects non-cash compensation costs related to employee and director stock and stock option plans. Excludes non-cash compensation costs included in non-capitalized subscriber acquisition costs.
(4)	Other adjustments represent primarily the following items (in thousands):

Twelve months ended September 30, 2019
Product development (a)	$20,480
Consumer financing fees (b)	10,679
Hiring, retention and termination payments (c)	9,042
Certain legal and professional fees (d)	5,717
Monitoring fee (e)	5,085
All other adjustments (f)	1,879

Total other adjustments	$52,882

(a)	Costs related to the development of control panels, including associated software, peripheral devices and Wireless Internet Technology.
(b)	Monthly financing fees paid under the Consumer Financing Program.
(c)	Expenses associated with retention bonus, relocation and severance payments to management.
(d)	Legal and professional fees associated with strategic initiatives and financing transactions.
(e)	BMP monitoring fee (See Note 13 to Vivint Smart Home’s accompanying unaudited condensed consolidated financial statements).
(f)

Other adjustments primarily reflect adjustments to eliminate the impact of changes in other accounting principles, add back revenue reduction directly related to purchase accounting deferred revenue adjustments and costs associated with payments to third parties related to various strategic, legal and financing activities.

(5)	The adjustments to eliminate the impact of the Company’s adoption of Topic 606, are as follows (in thousands):

Twelve months ended September 30, 2019
Net loss	$66,360
Amortization of capitalized contract costs	(426,826)
Amortization of subscriber acquisition costs	276,375

Topic 606 adjustments	$(84,091)

Other Factors Affecting Liquidity and Capital Resources

Vivint Flex Pay. Vivint Flex Pay became our primary sales model beginning in March 2017. Under the Consumer Financing Program, qualified customers are eligible for loans provided by third-party financing providers up to $4,000. The annual percentage rates on these loans range between 0% and 9.99%, based on the customer’s credit quality, and are either installment loans or revolving loans with a 42 or 60 month term.

For certain third-party provider loans, we pay a monthly fee based on either the average daily outstanding balance of the loans or the number of outstanding loans, depending on the third-party financing provider. Additionally, we share in the liability for credit losses depending on the credit quality of the customer, with our Company being responsible for between 5% to 100% of lost principal balances, depending on factors specified in the agreement with such provider. Because of the nature of these provisions, we record a derivative liability at its fair value when the third-party financing provider originates loans to customers, which reduces the amount of estimated revenue recognized on the provision of the services. The derivative liability represents the estimated remaining amounts to be paid to the third-party provider by us related to outstanding loans, including the monthly fees based on either the outstanding loan balances or the number of outstanding loans, shared liabilities for credit losses and customer payment processing fees. The derivative liability is reduced as payments are made by us to the third-party financing provider. Subsequent changes to the fair value of the derivative liability are realized through other expenses (income), net in the Condensed Consolidated Statement of Operations. As of September 30, 2019 and December 31, 2018, the fair value of this derivative liability was $143.4 million and $117.6 million, respectively. As we continue to use of Vivint Flex Pay as our primary sales model, we expect our liability to third-party providers to continue to increase substantially and the rate of such increases may accelerate.

For other third-party provider loans, we receive net proceeds (net of fees and expected losses) for which we have no further obligation to the third-party. We record these net proceeds to deferred revenue.

Vehicle Leases. Since 2010, we have leased, and expect to continue leasing, vehicles primarily for use by our Smart Home Pros. For the most part, these leases have 36 to 48 month durations and we account for them as finance leases. At the end of the lease term for each vehicle we have the option to either (i) purchase it for the estimated end-of-lease fair market value established at the beginning of the lease term; or (ii) return the vehicle to the lessor to be sold by them and in the event the sale price is less than the estimated end-of-lease fair market value we are responsible for such deficiency. As of September 30, 2019, our total finance lease obligations were $12.0 million, of which $7.6 million is due within the next 12 months.

Aircraft Lease. In December 2012, we entered into an aircraft lease agreement for the use of a corporate aircraft, which is accounted for as an operating lease. Upon execution of the lease, we paid a $5.9 million security deposit which is refundable at the end of the lease term. Beginning January 2013, we are required to make 156 monthly rental payments of approximately $83,000 each. In January 2015, an amendment to the agreement was made which, among other changes, increased the required monthly rental payments to approximately $87,000 each. We also have the option to extend the lease for an additional 36 months upon expiration of the initial term. The lease agreement also provides us the option to purchase the aircraft on certain specified dates for a stated dollar amount, which represents the current estimated fair value as of the purchase date.

Off Balance Sheet Arrangements

Currently we do not engage in off-balance sheet financing arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2018, without giving effect to the merger. Certain contractual obligations are reflected on our consolidated balance sheet, while others are disclosed as future obligations under GAAP.

	Payments Due by Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(dollars in thousands)
Long-term debt obligations (1)	$3,057,274	$8,100	$695,499	$1,586,200	$767,475
Interest on long-term debt (2)	976,483	249,006	435,735	276,799	14,943
Capital lease obligations	13,772	8,193	5,572	7	—
Operating lease obligations	103,293	16,709	30,404	27,356	28,824
Purchase obligations (3)	59,459	17,996	15,192	13,541	12,730
Other long-term obligations	42,846	9,077	11,982	7,618	14,169

Total contractual obligations	$4,253,127	$309,081	$1,194,384	$1,911,521	$838,141

(1)

As of December 31, 2018, we had no borrowings under our revolving credit facility. The principal amount outstanding under the revolving credit facility will be due and payable in full on March 31, 2021. As of December 31, 2018, there was approximately $289.8 million of availability under our revolving credit facility (after giving effect to $13.8 million of outstanding letters of credit and no borrowings).

(2)

Represents aggregate interest payments on aggregate principal amounts of $679.3 million of outstanding 2020 notes, $270.0 million of the outstanding 2022 private placement notes, $900.0 million of the outstanding 2022 notes, $400.0 million of the outstanding 2023 notes, and $808.0 million of the 2024 Term Loan B as well as letter of credit and commitment fees for the unused portion of our revolving credit facility. Does not reflect interest payments on future borrowings under our revolving credit facility. Following the merger, New Vivint intends to redeem or repurchase approximately all of the outstanding aggregate principal amount of APX’s 2020 Notes.

(3)

Purchase obligations consist of commitments for purchases of goods and services that are not already included in our consolidated balance sheet as of December 31, 2018. We have contingent liabilities related to legal proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made at this time. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Our operations include activities in the United States and Canada. These operations expose us to a variety of market risks, including the effects of changes in interest rates and foreign currency exchange rates. We monitor and manage these financial exposures as an integral part of our overall risk management program.

Interest Rate Risk

Our revolving credit facility and term loan facility bear interest at a floating rate. As a result, we may be exposed to fluctuations in interest rates to the extent of our borrowings under these credit facilities. To help manage borrowing costs, we may from time to time enter into interest rate swap transactions with financial institutions acting as principal counterparties. We consider changes in the 30-day LIBOR rate to be most indicative of our interest rate exposure as it is a function of the base rate for our credit facilities and is reasonably correlated to changes in our earnings rate on our cash investments. Assuming the borrowing of all amounts available under our revolving credit facility, if the 30-day LIBOR rate increases by 1% due to normal market conditions, our interest expense will increase by approximately $10.9 million per annum.

We had $134.0 million borrowings under the revolving credit facility as of September 30, 2019.

Foreign Currency Risk

We have exposure to the effects of foreign currency exchange rate fluctuations on the results of our Canadian operations. Our Canadian operations use the Canadian dollar to conduct business but our results are reported in U.S. dollars. We are exposed periodically to the foreign currency rate fluctuations that affect transactions not denominated in the functional currency of our U.S. and Canadian operations. Based on results of our Canadian operations for the nine months ended September 30, 2019, if foreign currency exchange rates had decreased 10% throughout the period, our revenues would have decreased by approximately $5.3 million, our total assets would have decreased by $28.4 million and our total liabilities would have decreased by $25.4 million. We do not currently use derivative financial instruments to hedge investments in foreign subsidiaries. For the nine months ended September 30, 2019, before intercompany eliminations, approximately $53.5 million of our revenues, $284.1 million of our total assets and $253.7 million of our total liabilities were denominated in Canadian Dollars.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF VIVINT SMART HOME

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of Vivint Smart Home’s common stock and preferred stock, as of [●], 2019, for (1) each person known by Vivint Smart Home to be the beneficial owner of more than 5% of Vivint Smart Home’s outstanding shares of common stock and preferred stock, (2) each member of Vivint Smart Home’s board of directors, (3) each of Vivint Smart Home’s named executive officers and (4) all of the members of Vivint Smart Home’s board of directors and Vivint Smart Home’s executive officers as a group. As of [●], 2019, Vivint Smart Home had [●] shares of common stock outstanding, owned by [●] holders of record and had [●] shares of preferred stock outstanding, owned by [●] holders of record.

The number of shares and the percentages of beneficial ownership below are based on the number of shares of Vivint Smart Home’s common stock and preferred stock issued and outstanding as of [●], 2019. In computing the number of shares of common stock and preferred stock beneficially owned by a person and the percentage ownership of such person, Vivint Smart Home deemed to be outstanding all shares of common stock and preferred stock subject to options held by the person that are currently exercisable or exercisable within 60 days of [●], 2019. Vivint Smart Home did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or to direct the voting of the security, or “investment power”, which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned common stock and preferred stock.

Except as indicated in the footnotes to the table, each of the stockholders listed below has sole voting and investment power with respect to the shares of common stock and preferred stock owned by such stockholders. Unless otherwise noted, the address of each beneficial owner is c/o Vivint Smart Home, Inc., 4931 North 300 West, Provo, Utah 84604.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock	Number of Shares of Preferred Stock Beneficially Owned (1)	Percentage of Outstanding Preferred Stock
Principal Stockholders:
313 Acquisition LLC(2)
Solamere Capital LLC(3)
Directors and Named Executive Officers(4):
Todd R. Pedersen(5)
Alex J. Dunn
David F. D’Alessandro
Bruce McEvoy(6)
Jay D. Pauley
Joseph S. Tibbetts, Jr.
Paul S. Galant
Peter F. Wallace(6)
Mark J. Davies
Matthew J. Eyring
Todd M. Santiago
Directors and executive officers as a group (15 persons)

*	Indicates less than 1%
(1)

Vivint Smart Home preferred stock will convert into one share of Vivint Smart Home common stock at the time of the merger, or earlier at the option of the holder. Beneficial ownership of Vivint Smart Home preferred stock reflected in this table has not been also reflected as beneficial ownership of Vivint Smart Home common stock into which such shares may be converted.

(2)

Represents [●] shares held by 313 Acquisition. 313 Acquisition is managed by a board of managers and Blackstone Capital Partners VI L.P. (“BCP VI”), as managing member. The members of the board of managers of 313 Acquisition are Peter Wallace, Bruce McEvoy, Alex J. Dunn, Jay D. Pauley, Todd R. Pedersen, Paul S. Galant, Joseph S. Tibbetts, Jr. and David F. D’Alessandro. Blackstone Management Associates VI L.L.C. (“BMA VI L.L.C”.) is the general partner of BCP VI. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C. Blackstone Holdings III L.P. is the managing member of BMA VI L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group Inc. (f/k/a The Blackstone Group L.P.). The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. The foregoing Blackstone entities and Stephen A. Schwarzman may be deemed to beneficially own all the outstanding shares of Vivint Smart Home’s common stock beneficially owned by 313 Acquisition. Each of such Blackstone entities and Mr. Schwarzman disclaim beneficial ownership of such shares of Vivint Smart Home’s common stock held by 313 Acquisition. The address of each of such Blackstone entities and Mr. Schwarzman is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154. In addition to funds affiliated with Blackstone, principal holders of limited liability company interests in 313 Acquisition include entities affiliated with Summit Partners L.P., Todd Pedersen and Alex Dunn. The address of 313 Acquisition is 4931 North 300 West, Provo, Utah 84604.

(3)

Solamere Capital LLC own [●] shares of Vivint Smart Home’s Series A convertible preferred stock that will automatically convert into [●] shares of Vivint Smart Home’s common stock immediately prior to the consummation of the merger.

(4)

Certain of Vivint Smart Home’s directors and executive officers also own profits interests in 313 Acquisition, having economic characteristics similar to stock appreciation rights as described under “Management of Vivint Smart Home, Inc.—Compensation Discussion and Analysis—Long-term Incentive Compensation”.

(5)	Mr. Pedersen sits on the board of managers and is a member of 313 Acquisition LLC, but has no individual investment or voting control over the shares beneficially owned by 313 Acquisition LLC.
(6)

Messrs. McEvoy and Wallace are each employees of affiliates of Blackstone and members of the board of managers of 313 Acquisition LLC, but each disclaims beneficial ownership of shares beneficially owned by Blackstone and its affiliates. Messrs. McEvoy and Wallace are each employees of affiliates of the Blackstone entities described above, but each disclaims beneficial ownership of the limited liability company interests in 313 Acquisition beneficially owned by such Blackstone entities. The address for Messrs., McEvoy and Wallace is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154.

MANAGEMENT OF NEW VIVINT AFTER THE MERGER

References in this section to “we”, “our”, “us” and the “Company” generally refer to Vivint Smart Home, Inc. and its consolidated subsidiaries, prior to the merger and New Vivint Parent and its consolidated subsidiaries after giving effect to the merger.

Management and Board of Directors

Mosaic and Vivint Smart Home anticipate that the current executive officers and directors of Vivint Smart Home will become the executive officers and directors of New Vivint Parent. The following persons are expected to serve as New Vivint Parent’s executive officers and directors following the merger. For biographical information concerning the executive officers and directors, other than Mr. Maura, see “Management of Vivint Smart Home, Inc”. For biographical information concerning Mr. Maura, see “Management of Mosaic—Directors and Executive Officers”. Additionally, Fortress will be entitled to appoint a director affiliated with The SoftBank Vision Fund to New Vivint Parent’s board of directors so long as Fortress beneficially owns at least 50% of the shares of New Vivint Parent’s Class A common stock it owns immediately following the consummation of the merger.

Name	Age	Position
Todd R. Pedersen	50	Chief Executive Officer and Director
Alex J. Dunn	48	President and Director
Dale R. Gerard	49	Interim Chief Financial Officer
Matthew J. Eyring	50	Executive Vice President, General Manager of Inside Sales
Scott R. Hardy	42	Chief Operating Officer
Patrick E. Kelliher	56	Chief Accounting Officer
Shawn J. Lindquist	49	Chief Legal Officer
Todd M. Santiago	47	Executive Vice President, General Manager of Retail
Jeremy B. Warren	45	Chief Technology Officer
David F. D’Alessandro	68	Director
Paul S. Galant	51	Director
David M. Maura	46	Director
Bruce McEvoy	42	Director
Jay D. Pauley	42	Director
Joseph S. Tibbetts, Jr.	67	Director
Peter F. Wallace	44	Director

Corporate Governance

We will structure our corporate governance in a manner Mosaic and Vivint Smart Home believe will closely aligns our interests with those of our stockholders following the merger. Notable features of this corporate governance include:

•

we will have independent director representation on our audit, compensation and nominating and corporate governance committees immediately at the time of merger, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

•	at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC; and

•

we will implement a range of other corporate governance best practices, including placing limits on the number of directorships held by its directors to prevent “overboarding” and implementing a robust director education program.

Role of Board in Risk Oversight

The board of directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight through the regular reporting to the board of directors by the audit committee. The audit committee represents the board of directors by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, the surveillance of administrative and financial controls and our compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit committee reviews and discusses all significant areas of our business and summarizes for the board of directors all areas of risk and the appropriate mitigating factors. In addition, our board of directors receives periodic detailed operating performance reviews from management.

Controlled Company Exception

After the completion of the merger, affiliates of Blackstone will beneficially own a majority of the voting power of all outstanding shares of our common stock. As a result, New Vivint Parent will be a “controlled company” within the meaning of the NYSE’s corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following the merger, we may utilize these exemptions since our board has not yet made a determination with respect to the independence of any directors. Pending such determination, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. If New Vivint Parent ceases to be a “controlled company” and its shares continue to be listed on the NYSE, New Vivint Parent will be required to comply with these standards and, depending on the board’s independence determination with respect to our then-current directors, we may be required to add additional directors to our board in order to achieve such compliance within the applicable transition periods.

Composition of the New Vivint Parent Board of Directors After the Merger

Our business and affairs are managed under the direction of our board of directors. In connection with the merger, we will amend and restate Mosaic’s existing charter to provide for a classified Board of Directors, with [    ] directors in Class I (expected to be [    ]), [    ] directors in Class II (expected to be [    ]) and [    ] directors in Class III (expected to be [    ]). See “Description of Capital Stock—Anti-Takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law—Classified Board of Directors”.

Board Committees

After the completion of the merger, the standing committees of our board of directors will consist of an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may from time to time establish other committees.

Our president and chief executive officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities given the controlling interests held by 313 Acquisition.

Audit Committee

Upon the completion of the merger, we expect to have an audit committee, consisting of [    ], who will be serving as the chairperson, [    ] and [    ]. Each proposed member of the audit committee qualifies as an independent director under the NYSE corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. Following the merger, our board of directors will determine which member of our audit committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of the NYSE.

The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our board of directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm.

Our board of directors will adopt a written charter for the audit committee which will be available on our website upon the completion of the merger.

Compensation Committee

Upon the completion of the merger, we expect to have a compensation committee, consisting [    ], who will be serving as the chairperson, [    ] and [    ].

The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our board of directors will adopt a written charter for the compensation committee which will be available on our website upon the completion of the merger.

Nominating and Corporate Governance Committee

Upon the completion of the merger, we expect to have a nominating and corporate governance committee, consisting [    ], who will be serving as the chairperson, [    ] and [    ]. The purpose of our nominating and corporate governance committee will be to assist our board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new board of directors members, consistent with criteria approved by the board of directors, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of stockholders, (3) identifying board of directors members qualified to fill vacancies on any board of directors committee and recommending that the board of directors appoint the identified member or members to the applicable committee, (4) reviewing and recommending to the board of directors corporate governance principles applicable to us, (5) overseeing the evaluation of the board of directors and management and (6) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.

Our board of directors will adopt a written charter for the nominating and corporate governance committee which will be available on our website upon completion of the merger.

Code of Business Conduct

We will adopt a new code of business conduct that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, which will be available on our website upon the completion of the merger. Our code of business conduct is a “code of ethics”, as defined in Item 406(b) of Regulation S-K. Please note that our Internet website address is provided as an inactive textual reference only. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee was at any time during fiscal year 2018, or at any other time, one of our officers or employees. We are parties to certain transactions with Blackstone described in “Certain Relationships and Related Transactions”. None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of our board of directors or member of our compensation committee.

Compensation of Directors and Officers

Overview

Following the closing of the merger, we expect New Vivint’s executive compensation program to be consistent with Vivint Smart Home’s existing compensation policies and philosophies, which are designed to:

•

attract, retain and motivate senior management leaders who are capable of advancing our mission and strategy and ultimately, creating and maintaining our long-term equity value. Such leaders must engage in a collaborative approach and possess the ability to execute our business strategy in an industry characterized by competitiveness and growth;

•	reward senior management in a manner aligned with our financial performance; and

•	align senior management’s interests with our equity owners’ long-term interests through equity participation and ownership.

Following the closing of the merger, decisions with respect to the compensation of our executive officers, including our named executive officers, will be made by the compensation committee of our board of directors. The following discussion is based on the present expectations as to the compensation of our named executive officers and directors following the merger. The actual compensation of our named executive officers will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion.

We anticipate that compensation for our executive officers will have the following components: base salary, cash bonus opportunities, long-term incentive compensation, broad based employee benefits, supplemental executive perquisites and severance benefits. Base salaries, broad-based employee benefits, supplemental executive perquisites and severance benefits will be designed to attract and retain senior management talent. We will also use annual cash bonuses and long-term equity awards to promote performance-based pay that aligns the interests of our named executive officers with the long-term interests of our equity-owners and to enhance executive retention.

Base Salary

We expect that our named executive officers’ base salaries in effect prior to the merger will continue as described under “Management of Vivint Smart Home, Inc.—Executive Compensation”, subject to immaterial increases made in connection with Vivint Smart Home’s annual review of its named executive officers’ base salaries, and be reviewed annually by the compensation committee.

Annual Bonuses

We expect that New Vivint will use annual cash incentive bonuses for the named executive officers to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance. We expect that, near the beginning of each year, the compensation committee will select the performance targets, target amounts, target award opportunities and other terms and conditions of annual cash bonuses for the named executive officers, subject to the terms of their employment agreements. Following the end of each year, the compensation committee will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the named executive officers.

Stock-Based Awards

We expect New Vivint to use stock-based awards in future years to promote our interest by providing these executives with the opportunity to acquire equity interests as an incentive for their remaining in our service and aligning the executives’ interests with those of New Vivint’s equity holders. Stock-based awards will be awarded in future years under the 2019 Omnibus Plan, which has been adopted by Mosaic’s board of directors and is being submitted to Mosaic’s stockholders for approval at the special meeting. For a description of the 2019 Omnibus Plan, please see “Proposal No. 16—The Incentive Plan Proposal—Summary of Material Terms of the 2019 Omnibus Plan.”

Other Compensation

We expect New Vivint to continue to maintain various employee benefit plans currently maintained by Vivint Smart Home, including medical, dental, vision, life insurance and 401(k) plans, paid vacation, sick leave and holidays and employee assistance program benefits in which the named executive officers will participate. We also expect New Vivint to continue to provide its named executive officers with specified perquisites and personal benefits currently provided by Vivint Smart Home that are not generally available to all employees. For additional details, please see “Management of Vivint Smart Home, Inc.—Executive Compensation—Compensation Discussion and Analysis—Benefits and Perquisites.”

Director Compensation

Following the merger, non-employee directors of New Vivint that are not affiliated with Blackstone will receive varying levels of compensation for their services as directors and members of committees of New Vivint’s board of directors. New Vivint anticipates determining director compensation in accordance with industry practice and standards.

The Merger

The following is a discussion of the merger and the material terms of the merger agreement among Mosaic, Merger Sub and Vivint Smart Home. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We encourage you to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Mosaic or Vivint Smart Home. Such information can be found elsewhere in this proxy statement/consent solicitation statement/prospectus.

Terms of the Merger

Transaction Structure

Mosaic’s and Vivint Smart Home’s boards of directors have approved the merger agreement. The merger agreement provides for the merger of Vivint Smart Home with and into Merger Sub, a wholly owned subsidiary of Mosaic, with Vivint Smart Home surviving the merger as a wholly owned subsidiary of Mosaic.

Merger Consideration

Each share of Vivint Smart Home preferred stock issued and outstanding immediately prior to the effective time of the merger (other than shares owned by Vivint Smart Home as treasury stock) will be converted into a number of shares of Vivint Smart Home common stock in accordance with the certificate of designation of the Vivint Smart Home preferred stock.

Each share of Vivint Smart Home common stock issued and outstanding immediately prior to the effective time of the merger (other than shares owned by Vivint Smart Home as treasury stock or any dissenting shares) will be converted into the right to receive 209.6849221312 shares of Mosaic Class A common stock, except for any fractional shares of Mosaic Class A common stock which would result (which will instead be paid out in cash in accordance with the merger agreement). See “The Merger Agreement—Merger Consideration—Stock Consideration”.

Conversion of Shares; Exchange Procedures

The conversion of Vivint Smart Home common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, New Vivint will exchange certificates representing shares of Vivint Smart Home common stock and preferred stock for merger consideration to be received in the merger pursuant to the terms of the merger agreement.

Certificates and Letters of Transmittal

Concurrently with the mailing of this proxy statement/consent solicitation statement/prospectus, New Vivint will send a letter of transmittal to each holder of record of a certificate that represented shares of Vivint Smart Home common stock immediately prior to the effective time of the merger. This mailing will contain instructions on how to surrender shares of Vivint Smart Home common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement. From and after the effective time, Vivint Smart Home stockholders who properly surrender their certificates to New Vivint, together with a properly completed and duly executed letter of transmittal, and such other documents as may be required pursuant to such instructions, will receive for each share of Vivint Smart Home common stock the merger consideration.

Dissenting Shares

Shares held by Vivint Smart Home stockholders who have perfected and not lost their right to demand appraisal of their shares in accordance with the procedures and requirements of Section 262 of the DGCL will not be converted into the right to receive the merger consideration, and such Vivint Smart Home stockholders will instead be entitled only to the rights granted by Section 262 of the DGCL. If any such Vivint Smart Home stockholder withdraws or loses his or her appraisal rights under Section 262 of the DGCL, the shares of Vivint Smart Home capital stock held by such Vivint Smart Home stockholder will be deemed to be converted, as of the effective time, into the right to receive the merger consideration.

Lost, Stolen or Destroyed Stock Certificates

If a certificate for Vivint Smart Home common stock has been lost, stolen or destroyed, New Vivint will issue the merger consideration properly payable under the merger agreement upon receipt of an affidavit as to that loss, theft or destruction, any other appropriate evidence as to the ownership of that certificate by the claimant and appropriate and customary indemnification as may be requested by New Vivint.

Unaudited Prospective Financial Information of Vivint Smart Home

Vivint Smart Home does not as a matter of course make public projections as to future earnings, subscribers or other results. However, Vivint Smart Home’s senior management prepared and provided to Vivint Smart Home’s board of directors, Vivint’s financial advisors and Mosaic certain internal, unaudited prospective financial information in connection with the evaluation of the merger. Vivint Smart Home’s senior management prepared such financial information based on Vivint Smart Home’s senior management’s judgement and assumptions regarding the future financial performance of Vivint Smart Home. The inclusion of the below information should not be regarded as an indication that Vivint Smart Home or any other recipient of this information considered—or now considers—it to be necessarily predictive of actual future results.

The unaudited prospective financial information is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, that information by its nature becomes less predictive with each successive year.

While presented in this proxy statement/consent solicitation statement/prospectus with numeric specificity, the information set forth in the summary below was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Vivint Smart Home’s management, including, among other things, the matters described in the sections entitled “Forward-Looking Statements” and “Risk Factors”. Vivint Smart Home believes the assumptions in the prospective financial information were reasonable at the time the financial information was prepared, given the information Vivint Smart Home had at the time. However, important factors that may affect actual results and cause the results reflected in the prospective financial information not to be achieved include, among other things, risks and uncertainties relating to Vivint Smart Home’s business, industry performance, the regulatory environment, and general business and economic conditions. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. The unaudited prospective financial information was not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts but, in the view of Vivint Smart Home’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Vivint Smart Home. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/consent solicitation statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

No independent auditors have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, none of Vivint Smart Home, Mosaic or any of their independent auditors express an opinion or any other form of assurance with respect thereto or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The audit reports included in this proxy statement/consent solicitation statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.

Except as required by applicable securities laws, Vivint Smart Home does not intend to make publicly available any update or other revision to the prospective financial information. The prospective financial information does not take into account any circumstances or events occurring after the date that information was prepared. Readers of this proxy statement/consent solicitation statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth below. None of Vivint Smart Home, Mosaic nor any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Vivint Smart Home stockholder, Mosaic stockholder or any other person regarding ultimate performance compared to the information contained in the prospective financial information or that financial and operating results will be achieved.

Certain of the measures included in the prospective financial information may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Vivint Smart Home may not be comparable to similarly titled amounts used by other companies. Financial measures provided to a financial advisor in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, we have not provided a reconciliation of the financial measures.

The following table sets forth certain summarized prospective financial information regarding Vivint Smart Home for 2019, 2020 and 2021:

	Forecast Year Ended December 31,
(USD in millions)	2019E	2020P	2021P
Revenue	$1,168	$1,303	$1,444
Adjusted EBITDA(1)	$414	$530	$623
Total Subscribers(2)	1,571	1,700	1,859

(1)

Adjusted EBITDA is defined as net income (loss) before interest (including monthly financing fees paid under Vivint Flex Pay), taxes, depreciation, amortization, stock based compensation, and certain other non-recurring income or expense items. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

(2)	Total Subscribers is the aggregate number of active smart home and security subscribers at the end of a given period.

The Vivint Smart Home prospective financial information was prepared using a number of assumptions, including the following assumptions that Vivint Smart Home’s senior management believed to be material:

•	Growth in the number of Total Subscribers of approximately 6% in 2020 and approximately 9% in 2021.

•	Implementation of Vivint Smart Home’s 2020 pricing, which is assumed to result in higher upfront payments and decreased service revenue per customer in each of 2020 and 2021.

•	Net servicing cost per serviced subscriber in each of 2020 and 2021 equal to approximately 97% of net servicing cost per serviced subscriber in 2019.

•	A decrease in the cost of acquiring new subscribers of approximately 46% in 2020 and approximately 14% in 2021.

•	An increase in each of 2020 and 2021 of the portion of total new installations that are consumer financed and paid-in-full.

Background of the Merger

Mosaic is a blank check company originally incorporated on July 26, 2017 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Effective December 21, 2018, Mosaic changed its jurisdiction of incorporation from Cayman Islands to the State of Delaware. The business combination with Vivint Smart Home is a result of an extensive search for a potential transaction utilizing the global network and investing and transaction experience of Mosaic’s management team and board of directors. The terms of the merger agreement are the result of an arm’s length negotiation between representatives of Mosaic and Vivint Smart Home.

On an ongoing basis, Vivint Smart Home and its board of directors, together with their legal and financial advisors, have reviewed and evaluated strategic opportunities and alternatives with a view to enhancing stockholder value. Such opportunities and alternatives included, among other things, acquisitions, dispositions and capital markets transactions.

The following chronology summarizes the key meetings and events that led to the signing of the merger agreement. The following chronology does not purport to catalogue every conversation among representatives of Mosaic, Vivint Smart Home and other parties.

On October 23, 2017, Mosaic completed its initial public offering. Prior to the consummation of Mosaic’s IPO, neither Mosaic, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Mosaic.

From the date of Mosaic’s IPO through the signing of the merger agreement with Vivint Smart Home on September 15, 2019, David M. Maura, Mosaic’s Chairman, President and Chief Executive Officer, Andrew A. McKnight, a director of Mosaic, R. Edward Albert III, Mosaic’s Chief Operating Officer and Tyler S. Kolarik, a director of Mosaic, along with representatives of Mosaic’s financial advisors RBC Capital Markets, LLC (“RBC”) and Deutsche Bank AG (“DB”) contacted, and were contacted by, a number of individuals and entities with respect to business combination opportunities. As part of this process, representatives of Mosaic considered and evaluated over five hundred potential acquisition targets in a wide variety of industry sectors and evaluated illustrative transaction structures to effect a business combination with thirty-nine of such potential acquisition targets. In connection with such evaluation, representatives of Mosaic had discussions regarding certain transaction structures with the members of management and / or the boards of directors of certain potential acquisition targets. From the date of Mosaic’s IPO through September 15, 2019, representatives of Mosaic submitted indications of interest to fifteen potential acquisition targets following evaluation of, and discussions with, each such potential acquisition target.

Of the fifteen potential acquisition targets that received indications of interest, representatives of Mosaic engaged in significant due diligence and detailed discussions directly with the senior executives and / or shareholders of Vivint Smart Home and four other potential acquisition targets. Mosaic did not pursue a potential transaction with the other potential acquisition targets for a variety of factors, including the ability to reach a mutually acceptable valuation, and decisions to pursue potential alternative transactions. In July and August 2019, Mosaic engaged in discussions with one of those potential acquisition targets but decided not to continue those discussions because it had reached a preliminary understanding with Vivint Smart Home on the terms of a transaction and considered a transaction with Vivint Smart Home to be more compelling.

Mosaic decided to pursue an acquisition of Vivint Smart Home because it determined that Vivint Smart Home represented a compelling opportunity given its strong management team, strong growth and margin profile, and fast-growing and large market opportunity. Compared to Vivint Smart Home, Mosaic and its advisors did not consider the other alternative acquisition targets that Mosaic evaluated to be as compelling when taking into consideration their business prospects, strategy, management teams, structure, likelihood of execution and valuation considerations.

Certain funds managed by affiliates of Fortress Investment Group LLC (collectively, the “Fortress Debt Investor”) have previously held and/or currently hold positions in: (i) APX’s term loan (the “Loan”), (ii) APX’s secured bonds due December 2022 (the “2022 Bonds”), (iii) APX’s unsecured bonds due September 2023 (the “2023 Bonds”), and (iv) APX’s secured bonds due November 2024 (the “2024 Bonds” and, collectively with the Loan, the 2022 Bonds and the 2023 Bonds, the “Debt”), as described below. APX Group, Inc. is an indirect subsidiary of Vivint Smart Home.

•

The Fortress Debt Investor acquired a $72 million face amount position in the Loan between September 2018 and January 2019. The Fortress Debt Investor then sold a $5.5 million face amount position in the Loan in February and March 2019. The Fortress Debt Investor continues to hold a $66.5 million face amount position in the Loan.

•	The Fortress Debt Investor acquired a $5 million face amount position in the 2022 bonds in July 2018, and exited the respective position in August 2018.

•	The Fortress Debt Investor acquired a $40.6 million face amount position in the 2023 Bonds between July 2018 and April 2019.

•	The Fortress Debt Investor acquired a $20 million face amount position in the 2024 Bonds in April 2019.

During early January 2019, in light of the Fortress Debt Investor’s positions in the Debt, Mr. Maura discussed with the directors of Mosaic affiliated with Fortress the possibility that Mosaic could consider pursuing a transaction with Vivint Smart Home. During this discussion, Fortress informed Mosaic and Mr. Maura that it would not join, and would exclude itself from, any Mosaic transaction discussions and information exchanges with Vivint Smart Home, in light of the preliminary nature of such discussions and of the trading positions of the Fortress Debt Investor. Representatives of Fortress remained excluded from any transaction discussions and information exchanges between Mosaic and Vivint Smart Home until April 26, 2019 and, for the avoidance of doubt, all references to Mosaic and representatives of Mosaic (whether before or after April 26, 2019) do not include representatives of Fortress.

On January 14, 2019, Mr. Maura met with Peter Wallace and Bruce McEvoy, members of Vivint Smart Home’s board of directors, in order to discuss the possibility of a transaction between Mosaic and Vivint Smart Home, which was followed by a call on January 30, 2019, to further discuss the possibility of a transaction between Mosaic and Vivint Smart Home.

On February 12, 2019, there was a telephonic meeting of representatives from each of RBC and Mosaic to discuss certain initial considerations with respect to a transaction between Mosaic and Vivint Smart Home with representatives of Vivint Smart Home.

On February 13, 2019, Mosaic entered into a confidentiality agreement with Vivint Smart Home and began receiving confidential information thereunder.

On March 6, 2019, representatives of the Mosaic management team and the Vivint Smart Home management team met to discuss the rationale for a transaction between Mosaic and Vivint Smart Home and an overview of Vivint Smart Home’s business, including its operations.

On April 1, 2019, Mr. Maura sent Messrs. Wallace and McEvoy, Todd Pedersen and Alex Dunn, each of whom is a member of Vivint Smart Home’s board of directors, a letter of intent including a high-level summary of a preliminary proposal of transaction terms that included a transaction enterprise value for Vivint Smart Home of $6.25 billion, from which the exchange ratio for Vivint Smart Home common stock would be determined.

On April 10, 2019, representatives of each of Mosaic, Vivint Smart Home and RBC held a telephonic conference to discuss a potential transaction between Mosaic and Vivint Smart Home, including potential transaction structures and the process for completing a transaction with a special purpose acquisition company.

On April 26, 2019 and April 29, 2019, representatives of each of Mosaic, Vivint Smart Home and RBC held telephonic conferences to discuss business and financial due diligence matters.

On April 26, 2019, Mosaic informed Fortress that it was continuing to consider a potential transaction with Vivint Smart Home, at which time representatives of Fortress determined to become involved in Mosaic’s discussions with Vivint Smart Home and to receive confidential information about Vivint Smart Home in light of the significantly advanced nature of such discussions. As a result of this determination, the Fortress Debt Investor ceased engaging in any transactions in the Debt after April 26, 2019.

During the month of May 2019, representatives of each of Mosaic, Fortress, RBC, DB, Vivint Smart Home and J.P. Morgan Securities LLC (“J.P. Morgan”) held various teleconferences to discuss due diligence matters. During this time, representatives of Mosaic also held telephonic conferences and meetings with certain anchor investors (including an affiliate of Fortress Mosaic Sponsor LLC) with which Mosaic entered into forward purchase agreements in connection with Mosaic’s initial public offering (such investors, the “anchor investors”).

On May 1, 2019, representatives of each of Mosaic, Fortress, RBC, DB, Vivint Smart Home and J.P. Morgan met at Vivint Smart Home’s offices to discuss Vivint Smart Home’s business, operations and financial performance as well as the rationale for a transaction between Mosaic and Vivint Smart Home.

On May 7, 2019, Mosaic provided representatives of Vivint Smart Home with certain information, including information regarding pro forma capitalization, a timeline for the potential transaction between Mosaic and Vivint Smart Home and certain details with respect to the equity financing to be provided in connection with such a transaction.

On May 9, 2019, representatives of Fortress met with representatives of Vivint Smart Home to discuss certain topics relating to a potential transaction between Mosaic and Vivint Smart Home, including potential transaction structures, potential equity investors, equity financing commitment documentation and board representation and corporate governance matters.

On May 16, 2019, representatives of Fortress sent a high-level term sheet to representatives of Vivint Smart Home contemplating that Fortress affiliates would provide equity financing in connection with a transaction between Mosaic and Vivint Smart Home.

On May 19, 2019, Mosaic, Vivint Smart Home and 313 Acquisition LLC, the majority stockholder of Vivint Smart Home, entered into an exclusivity agreement providing for an exclusivity period until June 7, 2019.

On May 23, 2019, representatives of each of Mosaic, RBC, DB, Vivint Smart Home, J.P. Morgan and certain anchor investors met at Vivint Smart Home’s offices to discuss Vivint Smart Home’s business, operations and financial performance as well as the rationale for a transaction between Mosaic and Vivint Smart Home.

On June 5, 2019, Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), counsel to Mosaic, delivered an initial draft of the merger agreement to Simpson Thacher & Bartlett LLP (“Simpson Thacher”), counsel to Vivint Smart Home. The initial draft merger agreement provided for, among other things: (i) delivery of Vivint Smart Home stockholders’ approval of the merger agreement pursuant to the written consent of 313 Acquisition LLC prior to the execution of the merger agreement, (ii) the issuance of Mosaic common stock as consideration in the merger pursuant to a private placement transaction, (iii) the delivery of an equity financing commitment from affiliates of Fortress and (iv) representations, warranties and covenants customary for transactions of this type.

On June 13, 2019, Simpson Thacher delivered a revised draft of the merger agreement to Paul Weiss. The revised draft of the merger agreement noted that the transaction structure was under review by Simpson Thacher and Vivint Smart Home (including the timing of obtaining the approval of Vivint Smart Home stockholders and the possibility that the issuance of Mosaic common stock as merger consideration would need to be pursuant to a registration statement) and provided for, among other things: (i) conditions to closing in favor of Vivint Smart Home providing for the consummation of the transactions contemplated by the Fortress equity financing commitment and the forward purchase agreements, (ii) regulatory efforts covenants requiring Mosaic to take all actions necessary (including remedial actions) in order to obtain regulatory clearance and the applicability of such covenants to Mosaic’s affiliates and (iii) the conversion of outstanding Vivint Group, Inc. restricted stock units and stock appreciation rights into corresponding equity awards of Mosaic and the assumption by Mosaic of Vivint Group, Inc.’s long-term incentive plan.

On June 14, 2019, representatives of each of Paul Weiss and Simpson Thacher met telephonically to discuss issues related to the draft merger agreement. The parties discussed, among other things, the structure of the proposed transaction (including the timing of obtaining the approval of Vivint Smart Home stockholders and the issuance of Mosaic common stock as merger consideration), conditions to closing and antitrust covenants.

Over the course of the rest of June and into July, representatives of Mosaic, Fortress and Vivint Smart Home continued to discuss the possibility of a potential transaction and whether an agreement could be reached on the terms of the transaction, including with respect to the then-proposed post-closing capital structure, the equity financing for the transaction, the transaction enterprise valuation of Vivint Smart Home and the proposed exchange ratio. At one meeting, representatives of Mosaic discussed with representatives of Vivint Smart Home potential transaction structures, including a transaction enterprise value for Vivint Smart Home of $5.5 billion that the representatives believed would facilitate interest in the common stock of the combined company following the transaction.

On July 25, 2019, representatives of Vivint Smart Home sent Mosaic a revised transaction proposal. The transaction proposal provided for the following terms, among other things: (i) a transaction enterprise value for Vivint Smart Home of $5.5 billion, from which the exchange ratio for Vivint Smart Home common stock would be determined, (ii) an earnout of up to 25,000,000 shares of New Vivint common stock to be issued to Vivint Smart Home stockholders after the closing of the transaction if certain Vivint Smart Home common stock share price thresholds were met, (iii) a $225 million equity financing achieved through the sale of shares of Mosaic common stock at the closing of the transaction to Fortress affiliates for $125 million and Blackstone for $100 million and (iv) a condition that Vivint Smart Home would not be required to consummate the merger in the event that holders of more than 10.35 million shares of Mosaic common stock (which is equivalent to 30% of the outstanding Mosaic Class A common stock) exercise their right pursuant to Mosaic’s certificate of incorporation to have such shares of Mosaic common stock redeemed in connection with the transaction (such right to redeem, a “Redemption Right”).

On August 1, 2019, representatives of DB, acting on behalf of Mosaic, delivered Mosaic’s revised letter of intent to representatives of Vivint Smart Home, which provided for the following terms, among other things: (i) an earnout of up to 25,000,000 shares of New Vivint common stock to be issued to Vivint Smart Home stockholders after the closing of the transaction if certain New Vivint common stock share price thresholds were met, (ii) a $225 million equity financing achieved through the sale of shares of Mosaic common stock at the closing of the transaction to Fortress affiliates for $125 million (such equity issuance, the “Fortress equity issuance”) and Blackstone for $100 million (such equity issuance, the “Blackstone equity issuance”) and (iii) a condition that Vivint Smart Home would not be required to consummate the merger in the event that holders of more than 10.35 million shares of Mosaic common stock exercise their Redemption Rights.

From August 6, 2019, through September 15, 2019 (the date the merger agreement was signed), various representatives of each of Mosaic and Paul Weiss, conducted due diligence of Vivint Smart Home through document review and numerous telephonic conferences with representatives of Vivint Smart Home, covering various areas, including, but not limited to, commercial operations, financial results, litigation and legal compliance, intellectual property and general corporate matters.

On August 13, 2019, a representative of Vivint Smart Home met telephonically with Mr. Maura and Mr. McKnight to inform them that Vivint Smart Home was willing to negotiate a potential transaction on the basis of their discussions with Mosaic to date.

On August 14, 2019, Evercore, a financial advisor to Vivint Smart Home, sent a revised transaction proposal which provided for the following terms, among other things: (i) an earnout of up to 25,000,000 shares of New Vivint common stock to be issued to Vivint Smart Home stockholders after the closing of the transaction if certain New Vivint common stock share price thresholds were met, (ii) a $230 million equity financing achieved through the Fortress equity issuance, the Blackstone equity issuance and the sale of shares of Mosaic common stock at the closing to David Maura for $5 million (the “Maura equity issuance”) (the transaction proposal noted that the Maura equity issuance may be funded through a loan facilitated by certain Fortress funds) and (iii) a condition that Vivint Smart Home would not be required to consummate the merger in the event that holders of more than 10.35 million shares of Mosaic common stock exercise their Redemption Rights.

On August 18, 2019, Simpson Thacher delivered a revised draft of the merger agreement to Paul Weiss as well as drafts of certain ancillary agreements, including the stockholders agreement and registration rights agreement, in each case reflecting proposed transaction terms. The revised merger agreement provided for, among other things: (i) a transaction structure which required soliciting and obtaining the approval of Vivint Smart Home stockholders after the execution of the merger agreement, (ii) “fiduciary out” provisions enabling Vivint Smart Home to change its recommendation and/or terminate the merger agreement to accept a “superior proposal” in order to comply with Delaware law, (iii) the issuance of Mosaic common stock as consideration in the merger pursuant to a registration statement, (iv) covenants requiring Mosaic, Fortress and any of their affiliates to take any action necessary to obtain regulatory approval for the transaction and (v) a closing condition in favor of Vivint Smart Home providing that holders of no more than 10.35 million shares of Mosaic common stock exercise their Redemption Rights in connection with the transaction. The stockholders agreement provided for, among other things, a lock-up on the transfer or sale of shares of New Vivint common stock held by certain holders following consummation of the transaction for a specified period of time.

On August 21, 2019, Mr. Maura and a representative of Vivint Smart Home met telephonically to discuss certain issues with respect to the definitive documentation for the transaction, following which Paul Weiss delivered a revised draft of the merger agreement to Simpson Thacher. The revised draft of the merger agreement provided for, among other things: (i) delivery of the Vivint Smart Home stockholder approval of the merger agreement pursuant to a written consent of 313 Acquisition LLC prior to the execution of the merger, (ii) the issuance of Mosaic common stock as consideration in the merger in a private placement transaction, (iii) the absence of “fiduciary out” provisions enabling Vivint Smart Home to change its board of directors’ recommendation and/or terminate the merger agreement to accept a “superior proposal” in order to comply with Delaware law, (iv) a mutual condition to closing providing that the cash remaining in the Trust Account after satisfying the exercise of any Mosaic stockholders’ Redemption Rights would be no less than a fixed dollar amount at closing, (v) a closing condition in favor of Mosaic providing for the consummation of the transactions contemplated by the Blackstone subscription agreement (the “Blackstone subscription agreement”), (vi) a closing condition in favor of Vivint Smart Home providing for the consummation of the transactions contemplated by the Fortress subscription agreement (the “Fortress subscription agreement”) and (vii) the delivery of a subscription agreement providing for the Maura equity issuance to be consummated concurrently with the closing (the

“Maura subscription agreement”). The revised merger agreement accepted the conversion of outstanding Vivint Group, Inc. restricted stock units and stock appreciation rights into corresponding equity awards of Mosaic and the assumption by Mosaic of Vivint Group, Inc.’s long-term incentive plan.

On August 22, 2019, Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), counsel to Fortress, delivered a revised draft of the stockholders agreement and registration rights agreement to Simpson Thacher. The revised draft of the stockholders agreement provided for, among other things, certain revisions to the lock-up restrictions with respect to the transfer or sale of shares of New Vivint common stock following consummation of the transaction.

On August 24, 2019, representatives of each of Paul Weiss, Fried Frank and Simpson Thacher met telephonically to discuss certain issues with respect to the definitive documentation for the transaction. Later that day, Paul Weiss delivered an email to Simpson Thacher setting forth a proposal on behalf of Mosaic with respect to such issues, which such proposal included: (i) Mosaic would agree to Vivint Smart Home’s proposed transaction structure which contemplated that the approval of the Vivint Smart Home stockholders would be solicited and obtained after the execution of the merger agreement and that the Mosaic common stock issued as consideration in the transaction would be issued pursuant to a registration statement, (ii) a lock-up on the transfer or sale of shares of New Vivint common stock held by certain Mosaic stockholders for a period of one (1) year following the consummation of the transaction, and (iii) a closing condition in favor of Vivint Smart Home providing that holders of no more than 10.35 million shares of Mosaic common stock exercise their Redemption Rights in connection with the transaction but that Mosaic would have the ability to sell additional equity prior to the consummation of the transaction in order to satisfy such condition.

On August 25, 2019, Simpson Thacher delivered a revised draft of the merger agreement, as well as revised drafts of the stockholders agreement and registration rights agreement to Paul Weiss, reflecting Vivint Smart Home’s response to Mosaic’s August 24, 2019 proposal. The revised draft of the merger agreement provided for, among other things: (i) a transaction structure which required soliciting and obtaining the approval of Vivint Smart Home stockholders after the execution of the merger agreement, (ii) “fiduciary out” provisions enabling Vivint Smart Home to change its recommendation and/or terminate the merger agreement to accept a “superior proposal” in order to comply with Delaware law, (iii) the issuance of Mosaic common stock as consideration in the merger pursuant to a registration statement, (iv) covenants requiring Mosaic, Fortress and any of their affiliates to take any action necessary to obtain regulatory approval for the transaction, (v) a closing condition in favor of Vivint Smart Home providing that holders of no more than 10.35 million shares of Mosaic common stock exercise their Redemption Rights in connection with the transaction but that Mosaic would not have the ability to sell additional equity prior to the consummation of the transaction in order to satisfy such closing condition and (vi) a summary of the material actions to be taken with respect to equity interests in 313 Acquisition LLC upon the consummation of the transaction.

On August 26, 2019, representatives of each of Mosaic, Fortress, Vivint Smart Home, Paul Weiss, Fried Frank, Simpson Thacher, Evercore, Deutsche Bank, RBC and J.P. Morgan met telephonically to discuss process and timing with respect to finalizing definitive transaction documentation.

On August 27, 2019, Mr. Maura and Mr. McKnight met telephonically with representatives of Vivint Smart Home to discuss the following unresolved issues with respect to the transaction: (i) the proposed lock-up restrictions with respect to New Vivint common stock following the consummation of the business combination and (ii) the condition to closing related to redemptions from the Trust Account. The parties discussed their respective positions with respect to each such issue.

On August 28, 2019, Paul Weiss delivered a revised draft of the merger agreement to Simpson Thacher and Fried Frank delivered revised drafts of the stockholders agreement and registration rights agreement to Simpson Thacher. The revised draft of the merger agreement provided for, among other things, a mutual condition to closing providing that at closing the available cash remaining in the Trust Account after satisfying any exercise of Redemption Rights would be no less than a fixed amount of cash equal to 70% of cash in the Trust Account and that Mosaic would have the ability to sell additional equity prior to the consummation of the transaction in order to satisfy such closing condition.

On August 30, 2019, Simpson Thacher delivered a revised draft of the merger agreement, the stockholders agreement and the registration rights agreement to Paul Weiss and Fried Frank. The revised draft of the merger agreement provided for a closing condition in favor of Vivint Smart Home providing that holders of no more than 10.35 million shares of Mosaic common stock exercise their Redemption Rights in connection with the transaction and that Mosaic would not have the ability to sell additional equity prior to the consummation of the transaction in order to satisfy such closing condition. The revised draft of the stockholders agreement proposed a revised period of time pertaining to the lock-up of New Vivint common stock for certain stockholders following consummation of the business combination.

On September 3, 2019, Simpson Thacher delivered to Paul Weiss a draft of an exhibit to the merger agreement setting forth in greater detail the actions to be taken with respect to equity interests in 313 Acquisition LLC upon the consummation of the transaction. On September 4, 2019, representatives of Simpson Thacher and representatives of Paul Weiss met telephonically to discuss the actions to be taken with respect to equity interests in 313 Acquisition LLC upon the consummation of the transaction.

On September 4, 2019, Paul Weiss delivered a revised draft of the merger agreement to Simpson Thacher. The revised draft of the merger agreement accepted the condition to closing in favor of Vivint Smart Home providing that holders of no more than 10.35 million shares of Mosaic common stock exercise their Redemption Rights in connection with the transaction and that Mosaic would not have the ability to sell additional equity prior to the consummation of the transaction in order to satisfy such closing condition.

On September 5, 2019, Fried Frank delivered a revised draft of the stockholders agreement and registration rights agreement to Simpson Thacher. The revised draft of the stockholders agreement provided for, among other things, certain revisions to the lock-up provisions.

On September 5, 2019 and on September 6, 2019, Mr. Maura delivered notices specifying the terms of a right of first offer (the “ROFO Notices”) to the anchor investors pursuant to the terms of the forward purchase agreements. The ROFO Notices provided the anchor investors with the material terms of the equity issuances and the other transactions and provided the anchor investors with the opportunity to participate in the equity issuances in an amount up to their pro rata share. Pursuant to the terms of the forward purchase agreements, the ROFO Notices specified that the anchor investors had 8 business days from receipt of the ROFO Notice to notify Mosaic if they intended to exercise their right of first offer.

On September 9, 2019 representatives of each of RBC (who joined telephonically), Evercore (who joined telephonically), Deutsche Bank and J.P. Morgan had a meeting at Vivint Smart Home’s offices to discuss the transactions.

During the week of September 9, 2019, the parties continued to negotiate the various transaction documents and certain material terms thereof, including, among other things: (i) the lock-up provisions contained in the stockholders agreement, (ii) the ability of Mosaic to terminate the merger agreement due to a breach by Vivint Smart Home of the support agreement and (iii) certain details with respect to the Maura equity issuance. On September 12, 2019, the parties mutually agreed not to enter into the Maura subscription agreement and instead of effectuating the Maura equity issuance, the parties agreed that Mr. Maura would, as promptly as reasonably practicable following the announcement of the transaction, establish a customary “10b-5” trading plan to purchase $5 million of Mosaic common stock on the open market following the announcement of the transaction.

During the week of September 9, 2019, representatives of each of Mosaic, Fortress, Vivint Smart Home, Paul Weiss, Fried Frank, Simpson Thacher, Evercore, Deutsche Bank, RBC and J.P. Morgan along with representatives of each of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC (each financial advisors and / or capital markets advisors to Mosaic) met telephonically to discuss process and timing with respect to finalizing definitive transaction documentation.

During the afternoon of September 14, 2019, Mosaic’s board of directors held a telephonic meeting, which was attended by representatives from each of Mosaic’s management, RBC, DB and Paul Weiss. Representatives of each of RBC and DB first reviewed the financial terms of the proposed transaction with the board of directors and discussed among other things the total implied transaction value, the pro forma ownership of the post-closing company, the sources of funds for the transaction, including the private placements and the terms thereof, and the expected uses of such funds. Representatives of Paul Weiss then reviewed with the Mosaic board of directors their fiduciary duties under applicable law and reviewed in detail the provisions of the proposed merger agreement and other agreements and documents to be approved by the board of directors in connection with the proposed business combination. During the course of the meeting the board of directors discussed and considered the terms of the proposed transaction. Following the presentations by its advisors and discussions amongst board members, the board of directors determined to hold a subsequent meeting the following day to receive an update as to the status of any open discussions, including with the anchor investors, and to potentially consider the approval of the transactions.

During the afternoon of September 14, 2019, Simpson Thacher sent Paul Weiss a revised draft of the exhibit to the merger agreement setting forth in greater detail the actions to be taken with respect to equity interests in 313 Acquisition LLC upon the consummation of the transaction, which made technical changes to the version circulated by Simpson Thacher on September 3, 2019. During the evening of September 14, 2019, Simpson Thacher sent Paul Weiss and Fried Frank a calculation of the exchange ratio based on the transaction enterprise value for Vivint Smart Home of $5.5 billion that had been prepared by representatives of Vivint Smart Home. Representatives of Vivint Smart Home calculated the exchange ratio by determining the equity value per share of Vivint Smart Home common stock (including shares of Vivint Smart Home preferred stock that will be automatically converted into Vivint Smart Home common stock immediately prior to the merger) on a cash-free, debt-free basis and taking into account the cost of vested equity awards of Vivint Group, Inc., the 1,088,935.0852 shares of Vivint Smart Home common stock (including shares of Vivint Smart Home preferred stock that will be automatically converted into Vivint Smart Home common stock immediately prior to the merger) that would be outstanding as of September 15, 2019, and an equity value per share for Mosaic common stock of $10.00. On September 15, 2019, Paul Weiss confirmed on behalf of Mosaic and Fortress that the exchange ratio calculation was agreed.

On September 15, 2019, Paul Weiss, Fried Frank and Simpson Thacher finalized the merger agreement, subscription agreements, stockholders agreement (portions of which were separated into separate confidentiality and lock-up agreements for each stockholder), registration rights agreement and the other transaction documentation. During this time, representatives of Mosaic received fully executed notices from each of the anchor investors waiving such anchor investor’s right of first offer with respect to the equity issuances under the terms of the forward purchase agreements.

On the afternoon of September 15, 2019, Vivint Smart Home’s board of directors held a telephonic meeting, which was attended by representatives from each of Vivint Smart Home’s management and Simpson Thacher. Members of management reviewed with Vivint Smart Home’s board of directors the business and economic terms of the transaction. Representatives of Simpson Thacher reviewed with Vivint Smart Home’s board of directors the material provisions of the transaction documents and the resolutions to be approved by the board of directors in connection with entering into the transactions. At the meeting, Vivint Smart Home’s board of directors unanimously declared that the merger agreement, the merger and the related transaction documentation and other transactions contemplated thereby were advisable and in the best interests of Vivint Smart Home and its stockholders, approved the form, terms and provisions of, and the transactions contemplated by, the merger agreement, including the merger, and the related transaction documentation and other transactions contemplated thereby and authorized Vivint Smart Home to enter into the merger agreement and the other transaction documents and perform each of its obligations thereunder, including the merger.

On the evening of September 15, 2019, Mosaic’s board of directors held a telephonic meeting, which was attended by representatives from each of Mosaic’s management, RBC and Paul Weiss. Representatives of Paul Weiss reviewed with the Mosaic board of directors the current status of the transaction negotiations and documents and the fact that Mosaic had received a waiver from each of the anchor investors, changes to the merger agreement since their meeting on September 14, 2019 and the resolutions to be approved by the board of directors in connection with entering into the transactions. At the meeting, Mosaic’s board of directors unanimously declared that the merger agreement, the merger and the related transaction documentation and other transactions contemplated thereby were advisable and in the best interests of Mosaic and its stockholders, approved the form, terms and provisions of, and the transactions contemplated by, the merger agreement, including the merger, and the related transaction documentation and other transactions contemplated thereby, including the equity issuances and other matters required to be submitted to votes of the stockholders, and authorized Mosaic to enter into the merger agreement and the other transaction documents and perform each of its obligations thereunder, including the merger. In addition, to comply with Mosaic’s certificate of incorporation regarding transactions with affiliates, the independent directors (pursuant to the listing standards of the NYSE) approved each of the agreements and other transactions between Mosaic, on the one hand, and any of the Fortress Sponsor, Mosaic Sponsor or their respective affiliates, on the other hand.

Following the meeting of Vivint Smart Home’s board of directors and the meeting of Mosaic’s board of directors, the parties executed the merger agreement, and the related transaction documentation.

On the morning of September 16, 2019, prior to the commencement of trading of the shares of Mosaic common stock on the NYSE, the parties issued a press release announcing the transactions.

Recommendation of the Vivint Smart Home Board of Directors and Reasons for the Merger

After consideration, the Vivint Smart Home board of directors adopted resolutions determining that the merger agreement, the merger contemplated by the merger agreement and the other transactions contemplated by the merger agreement were advisable, fair to, and in the best interests of Vivint Smart Home and its stockholders, adopting and approving the merger agreement and the transactions contemplated thereby, including the merger, directing that the merger agreement be submitted to the holders of Vivint Smart Home common stock and preferred stock for consideration. The Vivint Smart Home board of directors recommends that the holders of Vivint Smart Home common stock and preferred stock adopt and approve the merger agreement and the transactions contemplated thereby by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.

In reaching its decision to adopt and approve, and declare advisable, the merger agreement and resolving to recommend that Vivint Smart Home stockholders adopt and approve the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement, the Vivint Smart Home board of directors consulted with Vivint Smart Home’s management, as well as its financial and legal advisors, and considered a number of factors, including its knowledge of Vivint Smart Home’s business, operations, financial condition, earnings and prospects, and its knowledge of the financial and capital markets and the risks associated with pursuing an initial public offering of Vivint Smart Home. Among the various factors that the Vivint Smart Home board of directors considered in favor of its decision are:

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Other Alternatives. It is the belief of the Vivint Smart Home board of directors, after review of alternative strategic opportunities from time to time, that the proposed merger represents the best potential transaction for Vivint Smart Home to create greater value for Vivint Smart Home’s stockholders, while also providing greater liquidity by owning stock in a public company.

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Advantages Over a Traditional IPO. Prior to executing the merger agreement, the Vivint Smart Home board of directors considered the alternative of a traditional IPO. The Vivint Smart Home board of directors considered that the merger provided certain advantages over a traditional IPO. In particular, the Vivint Smart Home board of directors considered that, based on available information at the time, including with respect to the conditions of the IPO market for companies of a similar size and industry as Vivint Smart Home, the merger with Mosaic was likely to provide for a more time- and cost-effective means to capital with a higher likelihood of completion in light of the committed equity investments, greater valuation certainty and less dilution to Vivint Smart Home’s existing stockholders and would provide potential investors with more extensive information about the prospects of Vivint Smart Home.

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Terms of the Merger Agreement. The Vivint Smart Home board of directors considered the terms and conditions of the merger agreement, including but not limited to the nature and scope of the closing conditions and the likelihood of obtaining any necessary regulatory approvals, in addition to the transactions contemplated thereby, including the merger.

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Size of Post-Combination Company. The Vivint Smart Home board of directors considered the merger implied enterprise value of approximately $5.6 billion for Vivint Smart Home, providing Vivint Smart Home’s stockholders with the opportunity to go forward with ownership in a public company with a larger market capitalization.

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Access to Capital. The Vivint Smart Home board of directors expects that the merger would be a more time- and cost-effective means to access capital, repay a portion of its existing indebtedness and reduce leverage than other options considered, including an IPO.

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Benefit from Being a Public Company. The Vivint Smart Home board of directors believes that under new public ownership it will have the flexibility and financial resources to pursue and execute a growth strategy to increase revenues and stockholder value and will benefit from being publicly traded, and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

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Mosaic letter agreement and Sponsor Agreement. The Vivint Smart Home board of directors considered that the Sponsors entered into (i) an agreement with Mosaic and (ii) the Sponsor Agreement with Mosaic and Vivint Smart Home pursuant to which the Sponsors and one of Mosaic’s independent directors have agreed to vote shares representing approximately 20% of the aggregate voting power of the Mosaic common stock in favor of the proposals required to effect the merger.

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Support Agreement. The Vivint Smart Home board of directors considered that 313 Acquisition entered into the Vivint Smart Home support agreement with Mosaic. Under the Vivint Smart Home support agreement, 313 Acquisition agreed, promptly following the SEC declaring this proxy statement/consent solicitation statement/prospectus effective, to execute and deliver a written consent with respect to the outstanding shares of Vivint Smart Home common stock and preferred stock held by 313 Acquisition, which represent approximately 92% of the outstanding voting power of Vivint Smart Home common stock and preferred stock (on an as converted basis), adopting the merger agreement and approving the merger, subject to certain exceptions. For a more detailed description of the Support Agreement, see the section titled “Other Agreements—Vivint Smart Home support agreement” beginning on page [●] of this proxy statement/consent solicitation statement/prospectus.

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Stockholders Agreement. The Vivint Smart Home board of directors considered that Mosaic entered into a Stockholders Agreement with 313 Acquisition and the Stockholder Parties. Under the Stockholders Agreement, following the merger, New Vivint Parent’s board of directors will be composed of a certain number of Sponsor Directors (as defined below), as determined by Blackstone, Fortress and the Summit Holders’ ownership of New Vivint Parent Class A common stock. For a more detailed description of the Stockholders Agreement, see the section titled “Other Agreements—Stockholders Agreement” beginning on page [●] of this proxy statement/consent solicitation statement/prospectus.

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Confidentiality and Lockup Agreements. Certain stockholders have agreed that they will not during the Lock-Up Period (as defined below), directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of New Vivint common stock, or any options or warrants to purchase any shares of New Vivint Parent Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of New Vivint Parent Class A common stock, or any interest in any of the foregoing. For a more detailed description of the Confidentiality and Lockup Agreements, see the section titled “Other Agreements—Confidentiality and Lockup Agreements” beginning on page [●] of this proxy statement/consent solicitation statement/prospectus.

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Registration Rights Agreement. The Vivint Smart Home board of directors also considered that New Vivint Parent entered into a registration rights agreement with the Investors and certain other stockholders of New Vivint Parent. Under the registration rights agreement, New Vivint Parent agreed to provide to Blackstone an unlimited number of “demand” registration rights and to provide to other Investors customary “piggyback” registration rights. The registration rights agreement also provides that New Vivint Parent will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act. For a more detailed description of the Registration Rights Agreement, see the section titled “Other Agreements—Registration Rights Agreement” beginning on page [●] of this proxy statement/consent solicitation statement/prospectus.

The Vivint Smart Home board of directors also considered the following negative factors:

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Risk that merger may not be completed. The Vivint Smart Home board of directors considered the risk that the merger might not be consummated in a timely manner or at all, due to a lack of stockholder approval or failure to satisfy various conditions to closing.

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Impact on reputation and business if the merger is not completed. The Vivint Smart Home board of directors considered the possibility that the merger might not be completed and that there may be an adverse effect of the public announcement of the merger on Vivint Smart Home’s reputation and business in the event the merger is not completed.

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Expenses and challenges. The Vivint Smart Home board of directors considered the expenses to be incurred in connection with the merger and related administrative challenges associated with combining the companies.

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Costs of being a public company. The Vivint Smart Home board of directors considered the additional public company expenses and obligations that Vivint Smart Home’s business will be subject to following the merger that it has not previously been subject to.

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Restrictions on operation of Vivint Smart Home’s business. The Vivint Smart Home board of directors considered the fact that, although Vivint Smart Home will continue to exercise, consistent with the terms and conditions of the merger agreement, control and supervision over its operations prior to the completion of the merger, the merger agreement generally obligates Vivint Smart Home, subject to Mosaic’s prior consent (which consent may not be unreasonably withheld, delayed or conditioned), to conduct its business in the ordinary course of business consistent with past practice and in accordance with specified restrictions, which might delay or prevent Vivint Smart Home from undertaking certain business opportunities that might arise pending completion of the merger.

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Interests of Vivint Smart Home executive officers and directors. The Vivint Smart Home board of directors considered the fact that certain executive officers and directors of Vivint Smart Home have interests in the merger that may be different from, or in addition to, the interests of Vivint Smart Home stockholders generally, including the manner in which they would be affected by the merger, and the other matters disclosed in the section titled “The Merger—Interests of Executive Officers and Directors of Vivint Smart Home in the Merger” beginning on page [●] of this proxy statement/consent solicitation statement/prospectus.

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Other risks. The Vivint Smart Home board of directors considered various other risks associated with the combined organization and the merger, including the risks described in the section titled “Risk Factors”.

The foregoing discussion of the factors considered by the Vivint Smart Home board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the Vivint Smart Home board of directors. In reaching its decision to adopt and approve, and declare advisable, the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Vivint Smart Home board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Vivint Smart Home board of directors considered all these factors as a whole, including discussions with, and questioning of, Vivint Smart Home’s management and financial and legal advisors, and, overall, considered these factors to be favorable to, and to support, its determination.

The Vivint Smart Home board of directors concluded that the potentially negative factors associated with the merger were outweighed by the potential benefits that it expected Vivint Smart Home stockholders would receive as a result of the merger, including the belief of the Vivint Smart Home board of directors that the merger would maximize the immediate value of shares of Vivint Smart Home common stock and preferred stock and eliminate the risk and uncertainty affecting the future prospects of Vivint Smart Home, including the potential execution risks associated with an initial public offering of Vivint Smart Home common stock and preferred stock and pursuing its business plan as a public company. Accordingly, the Vivint Smart Home board of directors determined that the merger and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, Vivint Smart Home and its stockholders, and adopted and approved, and declared advisable, the merger agreement, the merger and the other transactions contemplated by the merger agreement. The Vivint Smart Home board of directors recommends that Vivint Smart Home stockholders consent to the Vivint Merger Proposal and the Vivint Charter Amendment Proposals.

Recommendation of the Mosaic Board of Directors and Reasons for the Merger

Mosaic’s board of directors, in evaluating the merger, consulted with Mosaic’s management and financial and legal advisors. In reaching its unanimous resolution (i) that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Mosaic and its stockholders and (ii) to recommend that the stockholders adopt the merger agreement and approve the business combination and the transactions contemplated thereby, Mosaic’s board of directors considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the merger, Mosaic’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. Mosaic’s board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Mosaic’s reasons for the merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements”.

In approving the merger, Mosaic’s board of directors determined not to obtain a fairness opinion. The officers and directors of Mosaic have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with experience and sector expertise of Mosaic’s financial advisors, enabled them to make the necessary analyses and determinations regarding the merger. In additional, Mosaic’s officers and directors and Mosaic’s advisors have substantial experience with mergers and acquisitions.

Mosaic’s board of directors considered a number of factors pertaining to the merger as generally supporting its decision to enter into the merger agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

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Growth Prospects. Vivint Smart Home is a market leader in an attractive and growing industry with an already successful business and with strong growth prospects within the home technology services sector and adjacent markets;

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Stockholder Liquidity. The obligation in the merger agreement to have Mosaic Class A common stock issued as merger consideration listed on the NYSE, a major U.S. stock exchange, which Mosaic’s board of directors believes has the potential to offer stockholders greater liquidity;

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Recurring Revenue Model. Vivint Smart Home has a highly attractive smart-home-as-a-service business model yielding differentiated growth and margin expansion, with subscription and recurring revenues representing approximately 95% of the total revenue base;

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Platform Supports Further Growth Initiatives. Vivint Smart Home’s services supports further expansion of its footprint with existing customers, new customer additions and expansion into new markets and geographic regions in order to facilitate the achievement of revenue growth;

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Due Diligence. Due diligence examinations of Vivint Smart Home and discussions with Vivint Smart Home’s management and Mosaic’s financial and legal advisors concerning Mosaic’s due diligence examination of Vivint Smart Home;

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Financial Condition. Mosaic’s board of directors also considered factors such as Vivint Smart Home’s historical financial results, outlook, financial plan and debt structure, as well as the financial profiles of publicly traded companies in the home technology services sector and adjacent markets and certain relevant information with respect to companies that had been acquisition targets or received equity financings in transactions similar to the merger. In considering these factors, Mosaic’s board of directors reviewed Vivint Smart Home’s recent growth in certain key financial metrics (including certain subscriber and revenue metrics), the current prospects for growth if Vivint Smart Home achieved its business plans and various historical and current balance sheet items for Vivint Smart Home. In reviewing these factors, Mosaic’s board of directors noted that Vivint Smart Home was well-positioned in its industry for strong future growth;

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Experienced and Proven Management Team. Vivint Smart Home has a strong management team and the senior management of Vivint Smart Home (including the founders of Vivint Smart Home) intend to remain with New Vivint in the capacity of officers and/or directors, which will provide helpful continuity in advancing Vivint Smart Home’s strategic and growth goals;

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Lock-Up. The founders of Vivint Smart Home have agreed to be subject to a 2 year lockup in respect of their New Vivint Parent Class A common stock, Blackstone has agreed to be subject to a 1 year lockup in respect of its newly subscribed for shares of New Vivint Parent Class A common stock and a 6 month lockup in respect of its shares of New Vivint Parent Class A common stock received in the merger in exchange for its currently held shares of Vivint Smart Home and Fortress and certain senior management of Vivint Smart Home have agreed to a 1 year lockup in respect of all of their respective shares of New Vivint Parent Class A common stock, in each case subject to certain customary exceptions, which will provide important stability to the leadership and governance of New Vivint;

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Other Alternatives. Mosaic’s board of directors believes, after a thorough review of other business combination opportunities reasonably available to Mosaic, that the proposed merger represents the best potential business combination for Mosaic and the most attractive opportunity for Mosaic’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and Mosaic’s board of directors’ belief that such process has not presented a better alternative; and

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Negotiated Transaction. The financial and other terms of the merger agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between Mosaic and Vivint Smart Home.

Mosaic’s board of directors also considered a variety of uncertainties and risk and other potentially negative factors concerning the merger including, but not limited to, the following:

•	Macroeconomic Risks. Macroeconomic uncertainty and the effects it could have on the combined company’s revenues;

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Redemption Risk. The potential that a significant number of Mosaic stockholders elect to redeem their shares prior to the consummation of the merger and pursuant to Mosaic’s existing charter, which would potentially make the merger more difficult or impossible to complete;

•	Stockholder Vote. The risk that Mosaic’s stockholders may fail to provide the respective votes necessary to effect the merger;

•	Closing Conditions. The fact that the completion of the merger is conditioned on the satisfaction of certain closing conditions that are not within Mosaic’s control;

•	Litigation. The possibility of litigation challenging the merger or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the merger;

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Listing Risks. The challenges associated with preparing Vivint Smart Home, a private entity, for the applicable disclosure and listing requirements to which Mosaic will be subject as a publicly traded company on the NYSE;

•	Benefits May Not Be Achieved. The risks that the potential benefits of the merger may not be fully achieved or may not be achieved within the expected timeframe;

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Liquidation of Mosaic. The risks and costs to Mosaic if the merger is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Mosaic being unable to effect a business combination by October 23, 2019;

•	Costs Savings and Growth Initiatives May Not be Achieved. The risk that the cost savings and growth initiatives may not be fully achieved or may not be achieved within the expected timeframe;

•	No Third-Party Valuation. The risk that Mosaic did not obtain a third-party valuation or fairness opinion in connection with the merger;

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The Rights of Blackstone Pursuant to the Stockholders Agreement. The risks relating to the rights granted to Blackstone affiliates pursuant to the Stockholders Agreement, including such holders’ right to designate up to 50% of the board of directors following the closing;

•	Mosaic Stockholders Receiving a Minority Position in Vivint Smart Home. The risk that Mosaic stockholders will hold a minority position in Vivint Smart Home; and

•	Fees and Expenses. The fees and expenses associated with completing the merger.

In addition to considering the factors described above, Mosaic’s board of directors also considered other factors including, without limitation:

•	Interests of Certain Persons. Some officers and directors of Mosaic may have interests in the merger. (see—“Interests of Mosaic’s Directors and Officers in the Merger”)

•	Other Risks Factors. Various other risk factors associated with the business of Vivint Smart Home, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement.

Mosaic’s board of directors concluded that the potential benefits that it expected Mosaic and its stockholders to achieve as a result of the merger outweighed the potentially negative and other factors associated with the merger. Mosaic’s board of directors also noted that the Mosaic stockholders would have a substantial economic interest in the combined company (depending on the level of Mosaic stockholders that sought redemption of their public shares into cash). Accordingly, Mosaic’s board of directors unanimously determined that the merger and the transactions contemplated by the merger agreement, were advisable and in the best interests of Mosaic and its stockholders.

Satisfaction of 80% Test

The NYSE rules require that Mosaic’s initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in the Trust Account) at the time of Mosaic’s signing a definitive agreement in connection with its initial business combination. As of September 15, 2019, the date of the execution of the merger agreement, the value of the net assets held in the Trust Account was approximately $342 million (excluding approximately $12 million of deferred underwriting discount held in the Trust Account) and 80% thereof represents approximately $274 million. In reaching its conclusion that the merger meets the 80% asset test, the Mosaic’s board of directors used as a fair market value the enterprise value of approximately $5.6 billion, which was implied based on the terms of the transactions agreed to by the parties in negotiating the merger agreement. The enterprise value consists of a implied equity value of approximately $3.1 billion and approximately $2.5 billion of net debt. In determining whether the enterprise value described above represents the fair market value of Vivint Smart Home, Mosaic’s board of directors considered all of the factors described in this section and the section of this proxy statement/consent solicitation statement/prospectus entitled “The Merger Agreement” and the fact that the purchase price for Vivint Smart Home was the result of an arm’s length negotiation. As a result, the Mosaic’s board of directors concluded that the fair market value of the business acquired was significantly in excess of 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in the Trust Account).

Interests of Mosaic’s Directors and Officers in the Merger

In considering the recommendation of the board of directors of Mosaic to vote in favor of approval of the Business Combination Proposal, the Charter Proposals and the other proposals, stockholders should keep in mind that certain members of the board of directors and executive officers of Mosaic and the Sponsors, including their directors and executive officers, have interests in such proposals that are different from, or in addition to, those of Mosaic stockholders generally. In particular:

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If the merger or another business combination is not consummated by January 23, 2020, Mosaic will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the 8,625,000 Founder Shares held by the Sponsors and Eugene I. Davis, which were acquired for an aggregate purchase price of $25,000 prior to the Mosaic’s IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $[●] based upon the closing price of $[●] per share on the NYSE on [●], 2019, the Mosaic record date.

•

The Sponsors purchased an aggregate of 5,933,334 private placement warrants from Mosaic for an aggregate purchase price of $8,900,000 (or $1.50 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of Mosaic’s IPO. A portion of the proceeds Mosaic received from these purchases were placed in the Trust Account. Such warrants had an aggregate market value of $[●] based upon the closing price of $[●] per warrant on the NYSE on [●], 2019, the Mosaic record date. The private placement warrants will become worthless if Mosaic does not consummate a business combination by January 23, 2020.

•

David M. Maura will be a member of the board of directors of New Vivint Parent after the closing of the merger. As such, in the future Mr. Maura will receive any cash fees, stock options or stock awards that the New Vivint Parent board of directors determines to pay to its non-executive directors.

•

Pursuant to the terms of his services agreement, William H. Mitchell will be entitled to a deferred cash payment upon the closing of the merger equal to $330.00 multiplied by the number of hours Mr. Mitchell has worked for Mosaic up to the date of the merger, less the total amount of the $5,000 monthly retainer already paid to CFO Bullpen LLC (a company wholly owned by Mr. Mitchell) through such date. In addition, Mosaic will issue Class A common stock to CFO Bullpen LLC upon the closing of the merger equal to 17.895 shares per hour Mr. Mitchell has worked for Mosaic up to the date of the merger, with such shares being delivered on the six-month anniversary of the closing of the merger.

•

If Mosaic is unable to complete a business combination within the required time period, its executive officers will be personally liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Mosaic for services rendered or contracted for or products sold to Mosaic. If Mosaic consummates a business combination, on the other hand, Mosaic will be liable for all such claims.

•

Mosaic’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Mosaic’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Mosaic fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Mosaic may not be able to reimburse these expenses if the merger or another business combination, are not completed by January 23, 2020.

•	The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

Interests of Vivint Smart Home Directors and Executive Officers in the Merger

In considering the recommendation of the Vivint Smart Home board of directors with respect to approving the merger agreement, the merger contemplated by the merger agreement and the other transactions contemplated by the merger agreement by unanimous written consent, the stockholders of Vivint Smart Home should be aware that certain members of the board of directors and executive officers of Vivint Smart Home, as well as 313 Acquisition, have interests in the merger that may be different from, or in addition to, your interests as a stockholder. The Vivint Smart Home board of directors was aware of such interests during its deliberations on the merits of the merger and in deciding to recommend that Vivint Smart Home stockholders submit written consents in favor of the Vivint Merger Proposal and the Vivint Charter Proposals. In particular:

•

Certain of Vivint Smart Home’s directors and executive officers are expected to become directors and/or executive officers of New Vivint Parent upon the closing of the merger. Specifically, the following individuals who are currently executive officers of Vivint Smart Home are expected to become executive officers of New Vivint Parent upon the closing of the merger, serving in the offices set forth opposite their names below.

Name	Office
Todd R. Pedersen	Chief Executive Officer
Alex J. Dunn	President
Dale R. Gerard	Interim Chief Financial Officer
Matthew J. Eyring	Executive Vice President, General Manager of Inside Sales
Scott R. Hardy	Chief Operating Officer
Patrick E. Kelliher	Chief Accounting Officer
Shawn J. Lindquist	Chief Legal Officer
Todd M. Santiago	Executive Vice President, General Manager of Retail
Jeremy B. Warren	Chief Technology Officer

•

In addition, the following individuals who are currently directors of Vivint Smart Home are expected to become directors of New Vivint Parent upon the closing of the merger: of David F. D’Alessandro, Alex J. Dunn, Paul S. Galant, Bruce McEvoy, Jay D. Pauley, Todd R. Pedersen, Joseph S. Tibbetts, and Peter Wallace.

•	Certain of Vivint Smart Home’s executive officers and Messrs. D’Alessandro, Galant and Tibbetts hold vested and unvested Company Group Class B Units, Company Group SARs, and/or Company Group

RSUs, as applicable. The treatment of such equity awards in connection with the merger is described in “The Merger Agreement—Treatment of Company Group Equity Awards”, which description is incorporated by reference herein. The ownership of such awards by our executive officers and Messrs. D’Alessandro, Galant and Tibbetts is set forth in the tables below.

Company Group Class B Units

	Vested Company Group Class B Units		Unvested Time-Vesting Company Group Class B Units		Unvested 2.0x Company Group Class B Units
Named Executive Officers
Todd R. Pedersen	[	●]	[	●]	[	●]
Mark J. Davies	[	●]	[	●]	[	●]
Alex J. Dunn	[	●]	[	●]	[	●]
Matthew J. Eyring	[	●]	[	●]	[	●]
Todd M. Santiago	[	●]	[	●]	[	●]
All Other Executive Officers as a Group	[	●]	[	●]	[	●]
Directors
David F. D’Alessandro	[	●]	[	●]	[	●]

Company Group SARs

	Vested Company Group SARs		Unvested Time-Vesting Company Group SARs		Unvested 2.0x Company Group SARs
All Other Executive Officers as a Group	[	●]	[	●]	[	●]
Directors
Paul S. Galant	[	●]	[	●]	[	●]
Joseph S. Tibbetts, Jr.	[	●]	[	●]	[	●]

Company Group RSUs

	Vested Company Group RSUs		Unvested Company Group RSUs
All Other Executive Officers as a Group	[	●]	[	●]
Directors	[	●]	[	●]
Paul S. Galant	[	●]	[	●]
Joseph S. Tibbetts, Jr.	[	●]	[	●]
David F. D’Alessandro	[	●]	[	●]

•

Certain of Vivint Smart Home’s executive officers hold Class A Units in 313 Acquisition. The treatment of such Class A Units held by executive officers is described in “The Merger Agreement—Treatment of Company Group Equity Awards”, which description is incorporated herein by reference. Messrs. Pedersen, Dunn, and Santiago own [●], [●] and [●] Class A Units, respectively. Vivint Smart Home’s other executive officers, as a group, hold an aggregate of [●] Class A Units.

•

In connection with its entry into the merger agreement, Vivint Smart Home [expects to enter into]a letter agreement with one of its executive officers. The letter agreement provides that the closing of the merger will constitute a “Public Offering” and the first anniversary of the closing date will constitute a “Transaction Event” for purposes of such executive officer’s employment agreement, the consequences of which will trigger a payment to such executive officer in an amount not to exceed $1,400,000 on the first anniversary of the closing date, subject to the executive officer’s continued employment through such date.

•	313 Acquisition holds approximately 92% of outstanding shares of Vivint Smart Home stock and, accordingly, if the merger is consummated, will be entitled to approximately [●] shares of Mosaic

Class A common stock and a contingent right to receive shares of Mosaic Class A common stock in earnout consideration as described in “The Merger Agreement—Merger Consideration—Earnout consideration”, which description is incorporated herein by reference. In addition 313 Acquisition (i) is a Stockholder Party under the Stockholders Agreement and, following the effective time, 313 Acquisition and its affiliates will have the right to designate a number of directors to the New Vivint Parent board of directors in accordance with their aggregate percentage holding of shares of New Vivint Parent common stock as described in “Other Agreements—Stockholders Agreement”, which description is incorporated herein by reference, (ii) is a party to the registration rights agreement, pursuant to which New Vivint Parent provides to 313 Acquisition an unlimited number of “demand” registration rights as described in “Other Agreements—Registration Rights Agreement”, which description is incorporated herein by reference and (iii) will be a Stockholder Party under Mosaic’s proposed charter to be adopted at the effective time, which would, among other things (x) permit 313 Acquisition to call a special meeting for any purpose and (y) require different voting standards depending on the aggregate percentage holding of all Stockholder Parties, as described in “—Proposals No. 2 Through No. 9—The Charter Proposals”, which described is incorporated herein by reference.

Regulatory Approvals Required For The Merger

Completion of the merger is subject to regulatory approval under the HSR Act. Mosaic has agreed to use its reasonable best efforts to obtain all required regulatory approvals and Vivint Smart Home has agreed to request early termination of any waiting period under the HSR Act. We received early termination of the waiting period under the HSR Act on October 4, 2019.

HSR Act

Under the HSR Act, and related rules, the transactions may not be completed until notifications have been filed with and certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and all statutory waiting period requirements have been satisfied. Mosaic and Vivint Smart Home filed Notification and Report Forms with the Antitrust Division and the FTC on September 27, 2019 and received early termination of the HSR waiting period on October 4, 2019.

At any time before or after the completion of the merger, the Antitrust Division or the FTC could take action under the U.S. antitrust laws, including seeking to prevent the merger, to rescind the merger or to clear the merger subject to the divestiture of assets of Mosaic or Vivint Smart Home or subject the transactions to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest including without limitation seeking to enjoin the completion of the transactions or permitting completion subject to the divestiture of assets of Mosaic or Vivint Smart Home or other remedies. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the transactions on antitrust grounds will not be made or, if such challenge is made, that it would not be successful.

There can be no assurances that the regulatory approvals discussed above will be received on a timely basis, or as to the ability of Mosaic and Vivint Smart Home to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals.

Accounting Treatment

The merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Mosaic will be treated as the “acquired” company for accounting purposes and the business combination will be treated as the equivalent of Vivint Smart Home issuing stock for the net assets of Mosaic, accompanied by a recapitalization. The net assets of Mosaic will be stated at historical cost, with no goodwill or other intangible assets recorded.

Vivint Smart Home has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•

Vivint Smart Home’s existing shareholders will have the greatest voting interest in the combined entity under the no and maximum redemption scenarios with over 75% and 77% voting interest, respectively;

•	The largest individual minority stockholder of the combined entity is an existing shareholder of Vivint Smart Home;

•	Vivint Smart Home’s directors will represent the majority of the New Vivint Parent board of directors;

•	Vivint Smart Home’s senior management will be the senior management of New Vivint; and

•	Vivint Smart Home is the larger entity based on historical total assets and revenues

The preponderance of evidence as described above is indicative that Vivint Smart Home is the accounting acquirer in the merger.

Public Trading Markets

Mosaic Class A common stock is listed on the NYSE under the symbol “MOSC”. Mosaic’s warrants are listed on the NYSE under the symbol “MOSC WS”. Mosaic’s units are listed on the NYSE under the symbol “MOSC.U”. Following the merger, New Vivint Parent Class A common stock (including common stock issuable in the merger) will be listed on the NYSE under the symbol “VVNT”.

SELLING STOCKHOLDERS

The shares of Mosaic Class A common stock issued in the merger will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for shares issued to persons who may be deemed to be “affiliates” of Vivint Smart Home for purposes of Rule 145 under the Securities Act and shared subject to contracted restraints on transfer, including pursuant to the confidentiality and lockup agreements described under “Other Agreements—Confidentiality and Lockup Agreements” which each selling stockholder is party to. Affiliates may not sell their shares of Mosaic Class A common stock acquired in connection with the merger except pursuant to an effective registration statement under the Securities Act covering those shares or in compliance with Rule 145 under the Securities Act or another applicable exemption to the registration requirements of the Securities Act. Persons who may be deemed to be affiliates of Vivint Smart Home generally include individuals or entities that control, are controlled by or are under common control with Vivint Smart Home and may include officers of Vivint Smart Home as well as certain holders of ownership interests in Vivint Smart Home.

The following table sets forth information as of [●], 2019 with respect to the selling stockholders named herein, giving effect to the shares of Mosaic Class A common stock issued upon the closing of the merger.

	Ownership Prior to the Offering			Number of Shares that May be Offered for Resale	Ownership After the Offering(3)
Name	Number of Shares	Percent of Class A Common Stock Outstanding			Number of Shares	Percent of Class A Common Stock Outstanding
Solamere V Investment, LLC(1)	14,894,745	[	●]%	14,894,745	—	—
Rivendell Investments 2016-5 LLC(2)	1,654,971	[	●]%	1,654,971	—	—

(1)

The address for Solamere V Investment, LLC is c/o 137 Newbury St, 7th Floor, Boston, MA 02116. Solamere V Investment, LLC owns 71,033.9385 shares of Vivint Smart Home’s Series A convertible preferred stock that will automatically convert into 71,033.9385 shares of Vivint Smart Home’s common stock immediately prior to the consummation of the merger. Such shares of Vivint Smart Home’s common stock will automatically convert in the merger into 14,894,745 shares of Mosaic Class A common stock.

(2)

The address for Rivendell Investments 2016-5 LLC is 1209 Orange Street, Wilmington, Delaware 19801. Rivendell Investments 2016-5 LLC owns 7,892.6598 shares of Vivint Smart Home’s Series A convertible preferred stock that will automatically convert into 7,892.6598 shares of Vivint Smart Home’s common stock immediately prior to the consummation of the merger. Such shares of Vivint Smart Home’s common stock will automatically convert in the merger into 1,654,971 shares of Mosaic Class A common stock.

(3)	Assumes sale of all shares that may be offered for resale.

PLAN OF DISTRIBUTION

Selling Stockholders

The selling stockholders, and their pledgees, donees, transferees or other successors in interest, may sell the securities being offered by this proxy statement/consent solicitation statement/prospectus in one or more of the following ways from time to time:

•	on the NYSE or any exchange or market on which Mosaic Class A common stock is listed or quoted;

•	in “at the market offerings” to or through a market maker or into an existing trading market, or a securities exchange or otherwise;

•	in privately negotiated transactions;

•	for settlement of short calls, or through long sales, options or hedging transactions involving cross or block trades;

•	by pledge to secure debts and other obligations;

•	a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	through agents;

•	to or through underwriters or dealers;

•	directly to purchasers; or

•	through a combination of any of these methods of sale or by any other legally available means.

The selling stockholders may sell their shares of Mosaic Class A common stock either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale, including in “at the market offerings”;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

The selling stockholders, and their pledgees, donees, transferees or other successors in interest, may offer their shares of Mosaic Class A common stock in one or more offerings, and if required by applicable law or in connection with an underwritten offering, pursuant to one or more prospectus supplements, and any such prospectus supplement will set forth the terms of the relevant offering. To the extent any securities offered by a selling stockholder pursuant to a prospectus supplement remain unsold, the selling stockholder may offer those securities on different terms pursuant to another prospectus supplement. Sales by the selling stockholders may not require the provision of a prospectus supplement.

Each of the selling stockholders also may resell all or a portion of the Mosaic Class A common stock that the selling stockholder owns in open market transactions in reliance upon Rule 144 under the Securities Act provided the selling stockholder meets the criteria and conforms to the requirements of Rule 144.

Mosaic will not receive any of the proceeds from the sale of Mosaic Class A common stock by selling stockholders.

Underwriting Compensation

Any public offering price and any fees, discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers, agents or remarketing firms may be changed from time to time. Underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act. Any discounts or commissions they receive from the selling stockholders and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. The selling stockholders will identify any underwriters, agents or dealers and describe their fees, commissions or discounts in the applicable prospectus supplement or pricing supplement, as the case may be. Underwriters in the public offerings by the selling stockholders may include advisors, lenders or underwriters to Mosaic or Vivint Smart Home, or their affiliates.

Indemnification; Other Relationships

The selling stockholders may agree to indemnify underwriters, dealers, agents and remarketing firms against certain civil liabilities, including liabilities under the Securities Act and to make contribution to them in connection with those liabilities. Underwriters, dealers, agents and remarketing firms, and their affiliates, may engage in transactions with, or perform services for us, and our affiliates, in the ordinary course of business, including commercial banking transactions and services.

Lockup Agreements.

Pursuant to Confidentiality and Lockup Agreements (as defined below under “Other Agreements—Confidentiality and Lockup Agreements”), certain stockholders have agreed that they will not, during the Lock-Up Period (as defined below) directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of New Vivint Parent common stock, or any options or warrants to purchase any shares of New Vivint Parent common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of New Vivint Parent common stock, or any interest in any of the foregoing (in each case, subject to certain exceptions set forth in the Confidentiality and Lockup Agreements). The Confidentiality and Lockup Agreements will become effective upon the consummation of the merger. For more information see “Other Agreements—Confidentiality and Lockup Agreements”.

Market Making, Stabilization and Other Transactions

Any underwriters to whom the selling stockholders sell securities for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

To facilitate the offering of the securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than the selling stockholders sold to them. In these circumstances, these persons would cover the over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

The Merger Agreement

This section describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/consent solicitation statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Mosaic or Vivint Smart Home. Such information can be found elsewhere in this proxy statement/consent solicitation statement/prospectus.

Effects of the Merger

As a result of the merger, Merger Sub will merge with and into Vivint Smart Home with Vivint Smart Home surviving the merger as a wholly owned subsidiary of Mosaic. The certificate of incorporation set forth as exhibit C to the merger agreement and the bylaws of Vivint Smart Home as in effect immediately prior to the merger will be the certificate of incorporation and bylaws (respectively) of the surviving company.

Merger Consideration

Conversion of Shares. Each share of Vivint Smart Home preferred stock issued and outstanding immediately prior to the effective time of the merger (other than shares owned by Vivint Smart Home as treasury stock ) will be converted into a number of shares of Vivint Smart Home common stock in accordance with the certificate of designation of the Vivint Smart Home preferred stock.

Each share of Vivint Smart Home common stock (including the shares of Vivint Smart Home common stock resulting from the conversion of Vivint Smart Home preferred stock described above) issued and outstanding immediately prior to the effective time of the merger (other than shares owned by Vivint Smart Home as treasury stock or dissenting shares) will be converted into the right to receive a number of shares of Mosaic Class A common stock equal to the exchange ratio. We refer to the shares of Mosaic Class A common stock to be issued upon conversion of a share of Vivint Smart Home common stock pursuant to the merger agreement as the “merger consideration”.

No fractional shares of Mosaic Class A common stock will be issued. In lieu of the issuance of any such fractional shares, Mosaic has agreed to pay to each former holder of Vivint Smart Home common stock who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Mosaic Class A common stock to which such holder otherwise would have been entitled multiplied by (ii) an amount equal to the VWAP of shares of Mosaic Class A common stock for the 20 trading days prior to the date that is 3 business days prior to the closing.

Earnout consideration. After the consummation of the merger, holders of Vivint Smart Home common stock immediately prior to the merger and holders of outstanding Rollover Restricted Stock immediately following the merger will have the contingent right to receive earnout shares and holders of Rollover Equity Awards (other than Rollover Restricted Stock) immediately following the merger will be entitled to an increase in the value of their awards if, from the c`onsummation of the merger until the fifth anniversary thereof, the volume-weighted average price of New Vivint Parent Class A common stock exceeds certain thresholds. The first issuance of earnout shares will occur if the volume-weighted average price of New Vivint Parent Class A common stock exceeds $12.50 for any 20 trading days within any 30 trading day period. The second issuance of earnout shares will occur if the volume-weighted average price of New Vivint Parent Class A common stock exceeds $15.00 for any 20 trading days within any 30 trading day period. The price targets and the number of earnout shares issued shall be equitably adjusted for any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event affecting New Vivint Parent Class A common stock. If such targets are achieved, such holders will receive, in aggregate, 12,500,000 New Vivint Parent Class A common stock on the achievement of each target (or in the case of holders of Rollover Equity Awards, an equivalent increase in value of such awards) based on their proportional holding of such stock or awards immediately prior to the merger.

Closing and Effective Time of the Merger

Unless the parties otherwise mutually agree, the closing of the merger (the “closing”) will take place on the date which is three business days after the date on which all of the closing conditions have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the merger) (such date, the “closing date”). See “The Merger Agreement—Conditions to the Merger” beginning on page [●] for a more complete description of the conditions that must be satisfied prior to closing.

On the closing date, Mosaic and Vivint Smart Home will effect the merger by filing a certificate of merger with the Secretary of State of the State of Delaware, and the merger will become effective at the time the certificate of merger has been duly filed. The time at which the merger becomes effective is sometimes referred to in this proxy statement/consent solicitation statement/prospectus as the “effective time”.

As of the date of this proxy statement/consent solicitation statement/prospectus, the parties expect that the merger will be effective during the fourth quarter of 2019 or the first quarter of 2020. However, there can be no assurance as to when or if the merger will occur.

If the merger is not completed by January 22, 2020 or if Mosaic has obtained stockholder approval for an extension to the deadline by which it must complete its first business combination and amended its organizational documents accordingly, April 23, 2020 (the “termination date”), the merger agreement may be terminated by either Mosaic or Vivint Smart Home. A party may not terminate the merger agreement pursuant to the provision described in this paragraph if the failure of the closing to occur by the termination date is due primarily to the failure of the party seeking to terminate the merger agreement to fulfil any obligations of such party set forth in the merger agreement. See “The Merger Agreement—Termination” beginning on page [●].

Treatment of Company Group Equity Awards

Vesting/Distribution Modifications. As of immediately prior to the effective time, 313 Acquisition and Vivint Smart Home will take all actions necessary to modify the vesting schedule for the 2.0x Company Group Equity Awards in accordance with the 2.0x Modification and the distribution schedule of the MOIC LTIP Shares in accordance with the LTIP Modification.

Vested Company Group Class B Units. As of immediately prior to the effective time, each vested Company Group Class B Unit (other than those held by the Holdback Executives) will be redeemed by 313 Acquisition for shares of VSLR common stock and Vivint Smart Home common stock, with an equivalent value as the Company Group Class B Unit so redeemed, in a manner determined by the 313 Board, pursuant to the terms and conditions of the Company Group Stock Plans and the 313 LLCA, assuming a hypothetical liquidation of 313 Acquisition. The number of shares of VSLR common stock and Vivint Smart Home common stock issued with respect to each vested Company Group Class B Unit in such redemptions shall be determined on a pro rata basis using the relative value of the shares of VSLR common stock and Vivint Smart Home common stock held by 313 Acquisition as of the effective time. Holders of shares of Vivint Smart Home common stock received in such redemptions will be entitled to receive the merger consideration in accordance with the merger agreement as described above.

Unvested Company Group Class B Units. As of immediately prior to the effective time, each unvested Company Group Class B Unit (other than those held by the Holdback Executives) will be redeemed by 313

Acquisition for a number of shares of Company Restricted Stock, with an equivalent value as the Company Group Class B Units so redeemed, in a manner determined by the 313 Board in accordance with the terms of the Company Group Stock Plans and the 313 LLCA, assuming a hypothetical liquidation of 313 Acquisition. Such shares of Company Restricted Stock shall be subject to the same vesting terms and conditions as the corresponding Company Group Class B Units, as modified pursuant to the 2.0x Modification. As of the effective time, each such share of Company Restricted Stock will automatically, without any action on the part of the holder thereof, be cancelled and converted into a number of shares of Rollover Restricted Stock equal to the exchange ratio rounded to the nearest whole share of New Vivint Parent Class A common stock.

Company Group RSUs. As of the effective time, each Company Group RSU, to the extent then outstanding and unsettled, without any action on the part of the holder thereof, will automatically be cancelled and converted into and thereafter evidence a Rollover RSU entitling the holder thereof to receive upon settlement a number of shares of New Vivint Parent Class A common stock equal to the product of (x) the number of shares of VGI common stock subject to such Company Group RSU as of immediately prior to the effective time, multiplied by (y) the VGI exchange ratio, rounded down to the nearest whole number of shares of New Vivint Parent Class A common stock.

Company Group SARs. As of the effective time, each Company Group SAR, to the extent then outstanding and unexercised, without any action on the part of the holder thereof, will automatically be cancelled and converted into and thereafter evidence a Rollover SAR with respect to a number of shares of New Vivint Parent Class A common stock equal to the product of (x) the number of shares of VGI common stock subject to such Company Group SAR as of immediately prior to the effective time, multiplied by (y) the VGI exchange ratio, rounded down to the nearest whole number of shares of New Vivint Parent Class A common stock, with a strike price per share of New Vivint Parent Class A common stock equal to the quotient obtained by dividing (i) the per share strike price of such Company Group SAR as of immediately prior to the effective time by (ii) the VGI exchange ratio, rounded up to the nearest whole cent.

Company Group LTIP Plans. As of the effective time, New Vivint Parent will assume the Company Group LTIP Plans, including any liabilities and obligations associated therewith and make adjustments such that awards under the Company Group LTIP Plans will be settled in a number of shares of New Vivint Parent Class A common stock with a fair market value equal to a number of hypothetical Rollover SARs with respect to (a) the number of shares of VGI common stock subject to the hypothetical Company Group SARs underlying such Company Group LTIP Plan as of immediately prior to the effective time, multiplied by (b) the VGI exchange ratio, rounded down to the nearest whole number of shares of New Vivint Parent Class A common stock, with a strike price per share of New Vivint Parent Class A common stock equal to the quotient obtained by dividing (x) the per share strike price of such hypothetical Company Group SARs as of immediately prior to the effective time by (y) the VGI exchange ratio, rounded up to the nearest whole cent as if the consummation of the merger constituted an event similar to a “Public Offering” for purposes of the Company Group LTIP Plans.

Rollover Equity Awards. Any shares of New Vivint Parent Class A common stock issuable under Rollover Equity Awards, other than the awards granted under the Rollover LTIP Plans or held by the Holdback Executives, will be subject to restrictions on transfer until the first anniversary of the closing date of the merger, unless otherwise agreed to by Vivint Smart Home and the applicable holder. Following the effective time, each Rollover Equity Award will be subject to the 2019 Omnibus Plan and to the same terms and conditions, including, without limitation, any vesting conditions (as modified by the 2.0x Modification or the LTIP Modification, as applicable), as had applied to the corresponding Company Group Equity Award as of immediately prior to the effective time, except for such terms rendered inoperative by reason of the merger, subject to such adjustments as reasonably determined by the New Vivint Parent Board to be necessary or appropriate to give effect to the conversion or the merger. After the consummation of the merger, holders of outstanding Rollover Equity Awards will have the contingent right to receive earnout shares if, from the consummation of the merger until the fifth anniversary thereof, the volume-weighted average price of New Vivint Parent Class A common stock exceeds certain thresholds as described below.

Treatment of Holdback Executives. As of immediately prior to the effective time, the Company Group Class B Units, whether or not vested, held by the Holdback Executives will be converted into a number of Converted Class A Units, in accordance with the terms and conditions of the Company Group Stock Plans and the 313 LLCA, with an equivalent value and subject to the same vesting terms and conditions as the corresponding Company Group Class B Units (as modified pursuant to the 2.0x Modification). As of immediately following the effective time, the Converted Class A Units held by the Holdback Executives (in addition to any other Class A Units held by the Holdback Executive) will be automatically reclassified into a number of vested and unvested tracking units. The number of each class of tracking unit to be issued to the Holdback Executives will be determined on a pro rata basis using the relative value of the shares of VSLR common stock, New Vivint Parent Class A common stock and VW common stock and other property held by 313 Acquisition as of immediately following the effective time. On the first anniversary of the closing date of the merger, 10% of any then-vested tracking units held by the Holdback Executives (other than other property tracking units), less any amounts previously sold by, or distributed to, Holdback Executive in connection sales of shares of VSLR common stock, New Vivint Parent Class A common stock and VW common stock by 313 Acquisition, will be redeemed by 313 Acquisition for the shares of VSLR common stock, New Vivint Parent Class A common stock and VW common stock underlying such tracking units in accordance with the terms and conditions of the 313 LLCA. Following the second anniversary of the closing date of the merger, upon written request to 313 Acquisition by a Holdback Executive, 313 Acquisition will promptly redeem all (or any portion) of the then-vested tracking units (other than other property tracking units) held by the Holdback Executives for the shares of VSLR common stock, New Vivint Parent Class A common stock and VW common stock underlying such tracking units in accordance with the terms and conditions of the 313 LLCA. 313 Acquisition will have no obligation to redeem any other property tracking units at any time and may redeem such tracking units, in its sole discretion, in accordance with the terms and conditions of the 313 LLCA. No unvested tracking units held by the Holdback Executives will be redeemed.

Vivint Smart Home common stock. At the effective time of the merger, each share of Vivint Smart Home common stock issued and outstanding immediately prior to the effective time of the merger (other than shares owned by Vivint Smart Home as treasury stock or dissenting shares) will convert into the right to receive 209.6849221312 shares of Mosaic Class A common stock (such number of shares, the “exchange ratio”), except for any fractional shares of Mosaic Class A common stock which would result (which will instead be paid out in cash in accordance with the merger agreement).

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger. Vivint Smart Home has agreed that, prior to the effective time of the merger, it will conduct its business, and cause its subsidiaries to conduct their respective businesses, in the ordinary course of business consistent with past practice, preserve intact the current business organization and ongoing businesses of Vivint Smart Home and its subsidiaries, maintain the existing relations and goodwill of Vivint Smart Home and its subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of Vivint Smart Home and maintain all insurance policies of Vivint Smart Home and its subsidiaries or substitutes therefor.

In addition to the general covenants above, Vivint Smart Home has agreed that prior to the effective time of the merger, subject to specified exceptions, it will not, and will cause its subsidiaries not to, without the written consent of Mosaic (which may not be unreasonably withheld, conditioned or delayed):

•	change or amend its certificate of incorporation, bylaws or other organizational documents;

•

(i) make, declare or pay any dividend or distribution (whether in cash, stock or property) to the stockholders of Vivint Smart Home in their capacities as stockholders, (ii) effect any recapitalization, reclassification, split or other change in its capitalization, (iii) except in connection with the exercise or settlement of any Vivint Smart Home group equity award or for grants of Vivint Smart Home group equity awards in the ordinary course of business consistent with past practice, authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, Company Group RSU, Company Group SAR or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock, or (iv) except pursuant to the Company Group Stock Plans, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests;

•

enter into, or amend or modify any material term of (in a manner adverse to Vivint Smart Home or any of its subsidiaries), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under certain listed material contracts, any lease related to the certain leased real property or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Vivint Smart Home or its subsidiaries is a party or by which it is bound, other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business consistent with past practice;

•

sell, transfer, lease, pledge or otherwise encumber or subject to any lien, abandon, cancel, let lapse or convey or dispose of any of its assets, properties or business (including owned intellectual property and owned company software), except for (i) dispositions of obsolete or worthless assets, (ii) sales of inventory in the ordinary course of business consistent with past practice and, (iii) sales, abandonment, lapses of assets or items or materials in excess of a specified aggregate amount, other than as permitted by the merger agreement and encumbrances on property and assets in the ordinary course of business consistent with past practice and that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect;

•

except as set forth on exhibit E of the merger agreement or as otherwise required pursuant to Vivint Smart Home’s benefit plans, policies or contracts, or applicable law, (i) grant any material increase in compensation, benefits or severance to any employee of Vivint Smart Home or its subsidiaries, other than any employee with an annual base salary below a specified amount, (ii) except the Vivint Smart Home group stock plan and awards thereunder, adopt, enter into or materially amend any Vivint Smart Home benefit plan or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Vivint Smart Home or any of its subsidiaries are a party or by which they are bound, (iii) grant or provide any severance or termination payments or benefits to any employee, except in connection with the promotion, hiring (to the extent permitted by under (iv) below) or firing of any employee in the ordinary course of business consistent with past practice, or (iv) hire any employee or any other individual who is providing or will provide services to Vivint Smart Home or its subsidiaries, other than any employee with an annual base salary below a specified amount (except to replace terminated employees) in the ordinary course of business consistent with past practice;

•

(i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the transactions contemplated by the merger agreement);

•

make any capital expenditures (or commitment to make any capital expenditures) that in the aggregate exceed a specified amount, other than any capital expenditure (or series of related capital expenditures) consistent with Vivint Smart Home’s annual capital expenditure budget for periods following the date of the merger agreement;

•	make any loans, advances or capital contributions to, or investments in, any other person or entity, make any material change in its existing borrowing or lending arrangements for or on behalf of such persons or entities, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person or entity, except advances to its employees or officers in the ordinary course of business consistent with past practice;

•

make, revoke or change any material tax election, adopt or change any material tax accounting method or period, file any amendment to a material tax return, enter into any closing agreement with a governmental authority with respect to a material amount of taxes, settle or compromise any examination, audit or other action with a taxing authority relating to any material taxes or consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of taxes or enter into any tax sharing or similar agreement (excluding any commercial contract not primarily related to taxes);

•	take any action, or knowingly fail to take any action, which would prevent or impede the transactions contemplated by the merger agreement from qualifying for the intended tax treatment;

•	acquire any fee interest in real property;

•	enter into, renew or amend any Vivint Smart Home affiliate agreement in any material respect;

•

waive, release, compromise, settle or satisfy any pending or threatened material claim (including any pending or threatened action) or compromise or settle any liability, other than in the ordinary course of business consistent with past practice or that otherwise does not exceed a specified amount in the aggregate;

•

incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness in excess of a specified amount, other than in connection with borrowings, extensions of credit and other financial accommodations under its existing credit facilities, notes and other existing indebtedness and, in each case, any refinancings thereof, subject to certain limitations;

•	enter into any material new line of business outside of the business currently conducted by Vivint Smart Home and its subsidiaries as of the date of the merger agreement;

•

make any material change in its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable law;

•

voluntarily fail to maintain, cancel or materially change coverage under any insurance policy equivalent in all material respects to the insurance coverage maintained with respect to Vivint Smart Home and its subsidiaries and their assets and properties; or

•	enter into any agreement to do any action prohibited under the foregoing.

Mosaic has agreed to a more limited set of restrictions on its business prior to the effective time of the merger. Specifically, Mosaic has agreed that prior to the effective time of the merger, except as expressly contemplated or permitted by the merger agreement or as required by law and subject to certain specified exceptions, it will not, without the written consent of Vivint Smart Home (which may not be unreasonably withheld, conditioned or delayed):

•

change, modify or amend the forward purchase agreements, the trust agreement, the Mosaic organizational documents or the organizational documents of merger sub, other than to the extent necessary to extend the deadline for Mosaic to consummate its initial business combination;

•

make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests; split, combine, reclassify or otherwise change any of its capital stock or other equity interests; or, other than the redemption of any shares of Mosaic Class A common stock or as otherwise required by Mosaic’s organizational documents in order to consummate the transactions contemplated by the merger agreement, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Mosaic;

•

make, revoke or change any material tax election, adopt or change any material tax accounting method or period, file any amendment to a material tax return, enter into any agreement with a governmental authority with respect to a material amount of taxes, settle or compromise any examination, audit or other action with a governmental authority of or relating to any material taxes or settle or compromise any claim or assessment by a governmental authority in respect of material taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of taxes, or enter into any tax sharing or similar agreement (excluding any commercial contract not primarily related to taxes);

•

take any action, or knowingly fail to take any action, which action or failure to act could prevent or impede the transactions contemplated by the merger agreement from qualifying for the intended tax treatment;

•

enter into, renew or amend in any material respect, any Mosaic affiliate agreement (or any contract, that if existing on the date of the merger agreement, would have constituted a Mosaic affiliate agreement);

•

enter into, or amend or modify any material term of (in a manner adverse to Mosaic or any of its subsidiaries (including Vivint Smart Home and its subsidiaries)), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any contract to which Mosaic or any of its subsidiaries is a party or by which any of their assets is bound (or any contract, that if existing on the date of the merger agreement, would have constituted such a contract) or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Mosaic or its subsidiaries is a party or by which it is bound;

•	waive, release, compromise, settle or satisfy any pending or threatened claim (including any pending or threatened action) or compromise or settle any liability;

•	incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness;

•

(A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Mosaic or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (i) in connection with the exercise of any Mosaic warrants outstanding on the date of the merger agreement or (ii) the transactions contemplated by the merger agreement (including the transactions contemplated by the forward purchase agreements and the subscription agreements), or (B) amend, modify or waive any of the terms or rights set forth in, any Mosaic warrant or the warrant agreement, including any amendment, modification or reduction of the warrant price set forth therein, other than pursuant to the Sponsor Agreement;

•

except as contemplated by the Mosaic omnibus incentive plan proposal, (i) adopt or amend any Mosaic benefit plan, or enter into any employment contract or collective bargaining agreement or (ii) hire any employee or any other individual who is providing or will provide services to Mosaic or its subsidiaries;

•

fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the transactions contemplated by the merger agreement);

•	make any capital expenditures;

•

make any loans, advances or capital contributions to, or investments in, any other person, make any change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person or entity;

•	enter into any new line of business outside of the business currently conducted by Mosaic and its subsidiaries as of the date of the merger agreement;

•

make any change in its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable law;

•

voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent to the insurance coverage currently maintained with respect to Mosaic and its subsidiaries and their assets and properties; or

•	enter into any agreement to do any action prohibited under the foregoing.

HSR Act and Regulatory Approvals. Vivint Smart Home and Mosaic have agreed to comply promptly but in no event later than ten business days after the date of the merger agreement with the notification and reporting requirements of the HSR Act. Vivint Smart Home and Mosaic have agreed to furnish to each other as promptly as reasonably practicable all information required for any application or other filing to be made by the other pursuant to any applicable law relating to antitrust.

Vivint Smart Home and Mosaic have agreed to promptly notify the other of any substantive communication with, and furnish to the other copies of any notices or written communications received by, them or any of their respective affiliates and any third party or governmental authority with respect to the transactions contemplated by the merger agreement, and Vivint Smart Home and Mosaic have agreed to permit counsel to the other an opportunity to review in advance, and Vivint Smart Home and Mosaic (respectively) have agreed to consider in good faith the views of such counsel in connection with, any proposed communications by Vivint Smart Home and Mosaic (respectively) and/or its affiliates to any governmental authority concerning the transactions contemplated by the merger agreement; provided, that neither party shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any governmental authority without the written consent of the other. Vivint Smart Home and Mosaic have agreed to provide the other and their respective counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Vivint Smart Home and Mosaic (respectively) and/or any of its affiliates, agents or advisors, on the one hand, and any governmental authority, on the other hand, concerning or in connection with the transactions contemplated by the merger agreement.

Vivint Smart Home has agreed to (i) substantially comply with any information or document requests from the Antitrust Division and FTC and (ii) request early termination of any waiting period under the HSR Act.

Notwithstanding the above covenant or any other provision of the merger agreement, nothing in the merger agreement shall require or obligate Vivint Smart Home or any of its affiliates (including Blackstone and any investment funds or investment vehicles affiliated with, or managed or advised by, Blackstone or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Blackstone or of any such investment fund or investment vehicle) to, and Mosaic shall not, without the prior written consent of Vivint Smart Home, agree or otherwise be required to, take any action with respect to Vivint Smart Home, or any of its subsidiaries or such affiliates, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of Vivint Smart Home or any of its subsidiaries or such affiliates, or any interest therein.

Mosaic has agreed to request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable laws relating to antitrust, (ii) prevent the entry in any action brought by the Antitrust Division or FTC or any other person or entity of any governmental order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by the merger agreement, and (iii) if any such governmental order is issued in any such action, cause such governmental order to be lifted.

Mosaic has agreed to cooperate in good faith with the Antitrust Division and the FTC and exercise its reasonable best efforts to undertake promptly any and all action required to complete lawfully the transactions contemplated by the merger agreement as soon as practicable (but in any event prior to the termination date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under any applicable law relating to antitrust or the actual or threatened commencement of any proceeding in any forum by or on behalf of the Antitrust Division and the FTC or the issuance of any governmental order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the merger. Without limiting the generality of the foregoing, Mosaic has agreed to, and agreed to cause its subsidiaries to (i) propose, negotiate, commit to and effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, or license of any investments, assets, properties, products, rights, services or businesses of Mosaic or such subsidiaries, or any interest therein, and (ii) otherwise take or commit to take any actions that would limit Mosaic’s or such subsidiaries’ freedom of action with respect to, or its or their ability to retain any assets, properties, products, rights, services or businesses of Mosaic or such subsidiaries, or any interest or interests therein; provided, that any such action contemplated by the covenant described in this paragraph is conditioned upon the consummation of the merger.

Notwithstanding the above covenant or any other provision of the merger agreement, nothing in the merger agreement shall require or obligate Mosaic’s affiliates, the Sponsors, the purchasers under the forward purchase agreements as described in the section entitled “Description of Mosaic Capital Stock—Forward Purchase Agreements” beginning on page [●] (which agreements we collectively refer to as the “forward purchase agreements” and such parties we collectively refer to as the “Forward Purchasers”), Fortress, their respective affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by, Mosaic’s affiliates, the Sponsors, the Forward Purchasers, Fortress or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Mosaic’s affiliates, the Sponsors, the Forward Purchasers, Fortress or of any such investment fund or investment vehicle to take any action in connection with (A) obtaining termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable law relating to antitrust or (B) avoiding, preventing, eliminating or removing any impediment under applicable law relating to antitrust with respect to the transactions contemplated by the merger agreement, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect such person’s or entity’s freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of such person or entity or any of such entity’s subsidiaries or affiliates, or any interest therein.

Mosaic has agreed to pay 50% of all filing fees payable to the Antitrust Division and FTC in connection with the transactions contemplated by the merger agreement.

Mosaic has agreed that it will not, and shall cause its subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders or declarations of the Antitrust Division or FTC or the expiration or termination of any applicable waiting period; (ii) increase the risk of any governmental authority entering an order prohibiting the consummation of the transaction contemplated by the merger agreement; (iii) increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) delay or prevent the consummation of the transactions contemplated by the merger agreement.

Notwithstanding anything in the merger agreement to the contrary, the restrictions and obligations described in the above paragraph shall not apply to or be binding upon Mosaic’s affiliates, the Sponsors, the Forward Purchasers, Fortress, their respective affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, Mosaic’s affiliates, the Sponsors, the Forward Purchasers, Fortress or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Mosaic’s affiliates, the Sponsors, the Forward Purchasers, Fortress or of any such investment fund or investment vehicle.

Proxy Solicitation. Mosaic and Vivint Smart Home have agreed to use reasonable best efforts to, as promptly as practicable, (i) establish the record date for, duly call, give notice of, convene and hold the Mosaic Special Meeting in accordance with the DGCL, (ii) cause this proxy statement/consent solicitation statement/prospectus to be disseminated to Mosaic’s stockholders in compliance with applicable law, and (iii) solicit proxies from the holders of Mosaic common stock to vote in favor of each of the proposals contained in this proxy statement/consent solicitation statement/prospectus. Mosaic has agreed, through the Mosaic board of directors, to recommend to its stockholders that they approve the proposals contained in this proxy statement/consent solicitation statement/prospectus (the “Mosaic board recommendation”) and shall include the Mosaic board recommendation in this proxy statement/consent solicitation statement/prospectus, subject to the obligations described in this paragraph. The Mosaic board of directors shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Mosaic board recommendation (a “Mosaic change in recommendation”); provided, that the Mosaic board of directors may make a Mosaic change in recommendation if it determines in good faith, after consultation with its outside legal counsel, that a failure to make a Mosaic change in recommendation would constitute a breach by the Mosaic board of directors of its fiduciary obligations to its stockholders under applicable law. Notwithstanding the foregoing, if on a date for which the Mosaic Special Meeting is scheduled, Mosaic has not received proxies representing a sufficient number of shares of Mosaic common stock to obtain the stockholder approvals of the proposals contained in this proxy statement/consent solicitation statement/prospectus, whether or not a quorum is present, Mosaic shall have the right to make one or more successive postponements or adjournments of the Mosaic Special Meeting.

Vivint Smart Home has agreed to solicit the adoption of the merger agreement (the “company approval”) by holders of a majority of the voting power of the outstanding shares of Vivint Smart Home common stock and preferred stock (the “Vivint Smart Home stockholders”) via written consent as soon as promptly as practicable after this proxy statement/consent solicitation statement/prospectus becomes effective. In connection therewith, Mosaic and Vivint Smart Home have agreed to use reasonable best efforts to, as promptly as practicable, (i) establish the record date for determining the Vivint Smart Home stockholders entitled to provide such written consent, (ii) cause this this proxy statement/consent solicitation statement/prospectus to be disseminated to the Vivint Smart Home stockholders in compliance with applicable law and (iii) unless a company change in recommendation (as defined below) has been made, solicit written consents from Vivint Smart Home stockholders to give the company approval. Vivint Smart Home has agreed, through the Vivint Smart Home board of directors, to recommend to the Vivint Smart Home stockholders that they adopt the merger agreement (the “company board recommendation”) and include the company board recommendation in this proxy statement/consent solicitation statement/prospectus, subject to the obligations described in this paragraph. The Vivint Smart Home board of directors shall not (and no committee or subgroup thereof shall) (i) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the company board recommendation or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any acquisition proposal (any action described in clause (i) or (ii), a “company change in recommendation”) except in accordance with the provisions of the merger agreement described under the heading “—Covenants and Agreements; No Solicitation”. Vivint Smart Home has agreed to provide Mosaic with copies of all stockholder consents it receives within one business day of receipt. If the company approval is obtained, then promptly following the receipt of the required written consents, Vivint Smart Home has agreed to prepare and deliver to its stockholders who have not consented the notice required by Section 228(e) of the DGCL. Unless the merger agreement has been terminated in accordance with its terms, Vivint Smart Home’s obligation to solicit written consents from the Vivint Smart Home stockholders to give the company approval in accordance with the obligations described in this paragraph shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any acquisition proposal or superior proposal (as such terms are described under the heading “—No Solicitation”), or by any company change of recommendation.

No Solicitation. Except as expressly permitted by the provisions of the merger agreement summarized under this heading “—No Solicitation” (the “no solicitation provisions”), from the date of the merger agreement to the effective time or, if earlier, the valid termination of the merger agreement in accordance with its terms, Vivint Smart Home has agreed not to, and shall cause its subsidiaries not to and shall use its reasonable best efforts to cause its and their respective representatives not to, directly or indirectly:

•

initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any acquisition proposal (as defined below);

•

engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person or entity relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any acquisition proposal;

•	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal;

•

execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement (other than an acceptable confidentiality agreement executed in accordance with the no solicitation provisions), merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any acquisition proposal; or

•	resolve or agree to do any of the foregoing,

provided that any determination or action by Vivint Smart Home board of directors is made in accordance with the exceptions described below shall not be deemed to be a breach or violation of the obligations described in this paragraph.

Vivint Smart Home also agreed that immediately following the execution of the merger agreement it shall, and shall cause each of its subsidiaries and shall use its reasonable best efforts to cause its and their representatives to, cease any solicitations, discussions or negotiations with any person or entity (other than the parties to the merger agreement and their respective representatives) conducted prior to the merger agreement in connection with an acquisition proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an acquisition proposal. Vivint Smart Home also agrees that within 3 business days of the execution of the merger agreement, Vivint Smart Home shall request each person and entity (than the parties to the merger agreement and their respective representatives) that has prior to the date of the merger agreement executed a confidentiality agreement in connection with its consideration of acquiring Vivint Smart Home (and with whom Vivint Smart Home has had contact in 12 months prior to the date of the merger agreement regarding the acquisition of Vivint Smart Home) to return or destroy all confidential information furnished to such person or entity by or on behalf of it or any of its subsidiaries prior to the date of the merger agreement and terminate access to any physical or electronic data room maintained by or on behalf of Vivint Smart Home or any of its subsidiaries.

Vivint Smart Home has agreed to promptly (and in any event within one business day) notify, in writing, Mosaic of the receipt of any inquiry, proposal, offer or request for information received after the date of the merger agreement that constitutes, or could reasonably be expected to result in or lead to, any acquisition proposal, which notice shall include a summary of the material terms of, and the identity of the person or entity or group of persons and/or entities making, such inquiry, proposal, offer or request for information and an unredacted copy of any acquisition proposal or inquiry, proposal or offer made in writing or, if not in writing, a written description of the material terms and conditions of such inquiry, proposal or offer (and shall include any other documents evidencing or specifying the terms of such proposal, offer, inquiry or request). Vivint Smart Home shall promptly (and in any event within one business day) keep Mosaic reasonably informed of any material developments with respect to any such inquiry, proposal, offer, request for information or acquisition proposal (including any material changes thereto and copies of any additional written materials received by Vivint Smart Home, its subsidiaries or their respective representatives).

Notwithstanding anything to the contrary in the merger agreement, Vivint Smart Home may grant a waiver, amendment or release under any confidentiality or standstill agreement to the extent necessary to allow for a confidential bona fide written acquisition proposal (which acquisition proposal was made after the date of the merger agreement and did not result from a material breach of the no solicitation provisions) to be made to Vivint Smart Home or the Vivint Smart Home board of directors so long as Vivint Smart Home promptly (and in any event within one business day thereafter) notifies Mosaic thereof (including the identity of such counterparty) after granting any such waiver, amendment or release and the Vivint Smart Home board of directors determines prior to the grant of such waiver, amendment or release in good faith, after consultation with outside legal counsel to Vivint Smart Home, that the failure of the Vivint Smart Home board of directors to take such action would be inconsistent with its fiduciary duties under applicable law. Without limiting the foregoing, any violation of the no solicitation provisions by any of Vivint Smart Home’s subsidiaries, or any of Vivint Smart Home’s or its subsidiaries’ respective representatives acting on Vivint Smart Home or one of its subsidiaries’ behalf, shall be deemed to be a breach of the no solicitation provisions by Vivint Smart Home.

Notwithstanding anything to the contrary in above described obligations, the merger agreement shall not prevent Vivint Smart Home or the Vivint Smart Home board of directors from:

•

taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to the transactions contemplated by the merger agreement or an acquisition proposal; provided that this paragraph shall not be deemed to permit Vivint Smart Home or the Vivint Smart Home board of directors to effect a company change in recommendation except in accordance with the no solicitation provisions;

•

prior to obtaining the company approval, contacting and engaging in discussions with any person, entity or group and their respective representatives who has made a bona fide written acquisition proposal after the date of the merger agreement that did not result from a material breach of the no solicitation provisions, solely for the purpose of clarifying such acquisition proposal and the terms thereof;

•

prior to obtaining the company approval, (A) contacting and engaging in any negotiations or discussions with any person or entity and its representatives who has made a bona fide written acquisition proposal after the date hereof that did not result from a material breach of the no solicitation provisions (which negotiations or discussions need not be solely for clarification purposes) and (B) providing access to Vivint Smart Home’s or any of its subsidiaries’ properties, books and records and providing information or data in response to a request therefor by a person or entity who has made a bona fide written acquisition proposal that did not result from a material breach of the no solicitation provisions, in each case, if Vivint Smart Home board of directors (I) shall have determined in good faith, after consultation with its outside legal counsel and financial advisor(s), that such acquisition proposal constitutes or could reasonably be expected to constitute, result in or lead to a superior proposal; (II) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable law; and (III) has received from the person or entity so requesting such information an executed acceptable confidentiality agreement; provided that Vivint Smart Home shall provide to Mosaic and Merger Sub any material non-public information or data that is provided to any person or entity given such access that was not previously made available to Mosaic or Merger Sub prior to or substantially concurrently with the time it is provided to such person or entity (and in any event within twenty-four (24) hours thereof);

•	prior to obtaining the company approval, making a company change in recommendation (only to the extent permitted by the no solicitation provisions); or

•	resolving, authorizing, committing or agreeing to take any of the foregoing actions, only to the extent such actions would be permitted by the foregoing bullet points.

Notwithstanding anything in the no solicitation provisions to the contrary, if, at any time prior to obtaining the company approval, the Vivint Smart Home board of directors determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, in response to a bona fide written acquisition proposal that did not result from a material breach of the no solicitation provisions, that (i) such proposal constitutes a superior proposal (as defined below) and (ii) the failure to take the actions specified in clause (A) or (B) of this paragraph would be inconsistent with its fiduciary duties under applicable law, Vivint Smart Home or the Vivint Smart Home board of directors may, prior to obtaining the company approval, (A) make a company change in recommendation or (B) terminate the merger agreement to enter into a definitive agreement with respect to such superior proposal; provided that Vivint Smart Home pays to Mosaic the Company Termination Payment (as described under the heading “—Termination; Company Termination Fee”) at or prior to the time of such termination (it being agreed that such termination shall not be effective unless such fee is so paid); provided further that Vivint Smart Home will not be entitled to make a company change in recommendation or terminate the merger agreement unless (x) Vivint Smart Home delivers to Mosaic a written notice (a “Company Notice”) advising Mosaic that the Vivint Smart Home board of directors proposes to take such action and containing the material terms and conditions of the superior proposal that is the basis of the proposed action of the Vivint Smart Home board of directors, and (y) at or after 5:00 p.m., New York City time, on the fifth business day immediately following the day on which Vivint Smart Home delivered the Company Notice (such period from the time the Company Notice is provided until 5:00 p.m. New York City time on the fifth business day immediately following the day on which the Company delivered the Company Notice (it being understood that any material revision, amendment, update or supplement to the terms and conditions of such superior proposal shall be deemed to constitute a new superior proposal and shall require a new notice but with an additional four business day (instead of five business day) period from the date of such notice), the “Notice Period”), the Vivint Smart Home board of directors reaffirms in good faith (1) after consultation with its outside legal counsel and financial advisor(s) that such acquisition proposal continues to constitute a superior proposal if the adjustments to the terms and conditions of the merger agreement proposed by Mosaic (if any) were to be given effect and (2) after consultation with its outside legal counsel, that the failure to make a company change in recommendation or so terminate would be inconsistent with its fiduciary duties under applicable law.

If requested by Mosaic, Vivint Smart Home has agreed to, and will cause its subsidiaries to, and will use its reasonable best efforts to cause its or their representatives to, during the Notice Period, engage in good faith negotiations with Mosaic and its representatives to make such adjustments in the terms and conditions of the merger agreement so that such acquisition proposal would cease to constitute a superior proposal.

Notwithstanding anything in the no solicitation provisions or the obligations on Vivint Smart Home described under the heading “—Proxy Solicitation” above to the contrary, if, at any time prior to obtaining the company approval, the Vivint Smart Home board of directors determines in good faith, in response to an intervening event, after consultation with its outside legal counsel, that the failure to make a company change in recommendation would be inconsistent with its fiduciary duties under applicable law, the Vivint Smart Home board of directors may, prior to obtaining the company approval, make a company change in recommendation;

provided that the Vivint Smart Home board of directors will not be entitled to make, or agree or resolve to make, a company change in recommendation unless (i) Vivint Smart Home delivers to Mosaic a written notice (an “Intervening Event Notice”) advising Mosaic that the Vivint Smart Home board of directors proposes to take such action and containing the material facts underlying the Vivint Smart Home board of directors’ determination that an intervening event has occurred, and (ii) at or after 5:00 p.m., New York City time, on the fifth business day immediately following the day on which Vivint Smart Home delivered the Intervening Event Notice (such period from the time the Intervening Event Notice is provided until 5:00 p.m. New York City time on the fifth business day immediately following the day on which Vivint Smart Home delivered the Intervening Event Notice (it being understood that any material development with respect to an intervening event shall require a new notice but with an additional four business day (instead of five business day) period from the date of such notice), the “Intervening Event Notice Period”), the Vivint Smart Home board of directors reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make a company change in recommendation would be inconsistent with its fiduciary duties under applicable law.

If requested by Mosaic, Vivint Smart Home has agreed to, and will cause its subsidiaries to, and will use its reasonable best efforts to cause its or their representatives to, during the Intervening Event Notice Period, engage in good faith negotiations with Mosaic and its representatives to make such adjustments in the terms and conditions of the merger agreement so as to obviate the need for a company change in recommendation.

As used in the merger agreement:

•

“acquisition proposal” means any proposal or offer from any person, entity or “group” (as defined in the Exchange Act) (other than Mosaic, Merger Sub or their respective affiliates) relating to, in a single transaction or series of related transactions, (A) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of Vivint Smart Home and its subsidiaries, taken as a whole, (B) any direct or indirect acquisition of 20% or more of the consolidated assets of Vivint Smart Home and its subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Vivint Smart Home board of directors), including through the acquisition of one or more subsidiaries of the Vivint Smart Home owning such assets, (C) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity securities of Vivint Smart Home, any tender offer or exchange offer that if consummated would result in any person or entity beneficially owning 20% or more of the total voting power of the equity securities of Vivint Smart Home, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Vivint Smart Home (or any subsidiary of Vivint Smart Home whose business constitutes 20% or more of the net revenues, net income or assets of Vivint Smart Home and its subsidiaries, taken as a whole) or (D) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity securities of Vivint Smart Home.

•

“superior proposal” means a bona fide and written acquisition proposal made after the date of the merger agreement, that did not result from a material breach of the no solicitation provisions, that the Vivint Smart Home board of directors in good faith determines (after consultation with its outside legal counsel and financial advisor(s)) is reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable from a financial point of view to the stockholders of Vivint Smart Home (solely in their capacity as such) than the transactions contemplated hereby after taking into account all such factors and matters deemed relevant in good faith by the Vivint Smart Home board of directors, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and the merger agreement and the transactions contemplated hereby (including any offer by Mosaic to amend the terms of the merger agreement, termination or break-up fee and conditions to consummation); provided that for purposes of the definition of “superior proposal”, the term “acquisition proposal” shall have the meaning assigned to such term summarized above, except that the references to “20%” in such definition shall be deemed to be references to “80%”.

•

“intervening event” means an event, fact, development, circumstance or occurrence (but specifically excluding any acquisition proposal or superior proposal) that materially affects the business, assets, operations or prospects of Vivint Smart Home and its subsidiaries, taken as a whole, and that was not known and was not reasonably foreseeable to Vivint Smart Home or the Vivint Smart Home board of directors as of the date of the merger agreement (or the consequences of which were not reasonably foreseeable to the Vivint Smart Home board of directors as of the date of the merger agreement), and that becomes known to Vivint Smart Home or the Vivint Smart Home board of directors after the date of the merger agreement.

Mosaic Exclusivity. Through the closing or earlier valid termination of the merger agreement, to the extent not inconsistent with the fiduciary duties of the Mosaic board of directors, Mosaic has agreed not take, nor permit any of its affiliates or representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person or entity (other than Vivint Smart Home, its stockholders and/or any of their affiliates or representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination other than with Vivint Smart Home, its stockholders and their respective affiliates and representatives. Mosaic has agreed to, and cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person or entity conducted prior to the date of the merger agreement with respect to, or which is reasonably likely to give rise to or result in, a proposal for a business combination.

The NYSE Listing. Through the closing, Mosaic has agreed to use reasonable best efforts to ensure Mosaic remains listed as a public company on, and for shares of Mosaic Class A common stock to be listed on, the NYSE. Mosaic has agreed to use reasonable best efforts to cause the Mosaic Class A common stock to be issued in connection with the merger (including the Mosaic Class A common stock to be issued pursuant to payment of the earnout consideration) to be approved for listing on the NYSE as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the closing date.

Indemnification and Directors’ and Officers’ Insurance. From and after the effective time of the merger, Mosaic and the Vivint Smart Home have agreed that they shall indemnify and hold harmless each present and former director and officer of Vivint Smart Home and each of its subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, to the fullest extent that Vivint Smart Home or its subsidiaries, as the case may be, would have been permitted under applicable law and its certificate of incorporation, bylaws or other organizational documents in effect on the date of the merger agreement to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable law). Without limiting the foregoing, Mosaic has agreed to, and agreed to cause Vivint Smart Home and its subsidiaries to, (i) maintain for a period of not less than six years from the effective time provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those persons than the provisions of such certificates of incorporation (if applicable), bylaws and other organizational documents as of the date of the merger agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, in each case, except as required by law. Mosaic has agreed to assume, and be liable for, and shall cause Vivint Smart Home and their respective subsidiaries to honor, each of the covenants described in this paragraph.

For a period of six years from the effective time, Mosaic has agreed to, or cause one or more of its subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by Mosaic’s or its subsidiaries’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Mosaic or its subsidiaries be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by Vivint Smart Home and its subsidiaries for such insurance policy for the year ended December 31, 2018; provided, however, that (i) Mosaic may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the effective time, and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under the obligations described in this paragraph shall be continued in respect of such claim until the final disposition thereof.

Financing. Mosaic and Merger Sub have agreed to take, or cause to be taken, as promptly as practicable after the execution of the merger agreement, all actions, and to do, or cause to be done, all things necessary (including enforcing its rights under the forward purchase agreements and the Blackstone Subscription Agreements and the Fortress Subscription Agreement (collectively, the “subscription agreements”), on or prior to the closing date, to consummate (x) the financing contemplated by the forward purchase agreements on the terms and conditions described or contemplated therein and (y) the purchases contemplated by the subscription agreements on the terms and conditions described or contemplated therein. Mosaic shall deliver all notices it is required to deliver under the forward purchase agreements on a timely basis in order to cause the Forward Purchasers to consummate the financing contemplated by the forward purchase agreements concurrently with the closing.

Other Covenants and Agreements. The merger agreement contains other covenants and agreements, including covenants related to:

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Vivint Smart Home and Mosaic providing access, subject to certain specified restrictions and conditions, to the other party and its respective representatives reasonable access to Vivint Smart Home’s and Mosaic’s (as applicable) and its subsidiary’s properties, records, systems, contracts and commitments;

•	Vivint Smart Home, its subsidiaries and stockholders agreeing not to engage in transactions involving securities of Mosaic without Mosaic’s prior consent;

•	Vivint Smart Home waiving claims to the Trust Account in the event that the merger does not consummate;

•	Vivint Smart Home agreeing to take all actions necessary or appropriate to cause certain appointments to the board of Vivint Smart Home;

•	Vivint Smart Home and Mosaic cooperating on the preparation and efforts to make effective this proxy statement/consent solicitation statement/prospectus;

•	Mosaic making certain disbursements from the Trust Account;

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Mosaic keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws;

•	Mosaic taking all actions necessary to cause certain affiliate agreements to be terminated;

•	Mosaic taking steps to exempt the acquisition of Mosaic Class A common stock from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder;

•	Mosaic obtaining directors’ and officers’ liability insurance;

•	cooperation between Vivint Smart Home and Mosaic in obtaining any necessary third-party consents required to consummate the merger;

•	agreement relating to the intended tax treatment of the transactions contemplated by the merger agreement; and

•	confidentiality and publicity relating to the merger agreement and the transactions contemplated thereby.

Representations and Warranties

The merger agreement contains representations and warranties made by Vivint Smart Home to Mosaic relating to a number of matters, including the following:

•	corporate organization, qualification to do business, good standing and corporate power;

•	subsidiaries;

•	requisite corporate authority to enter into the merger agreement and to complete the contemplated transactions;

•	absence of conflicts with organizational documents, applicable laws or certain agreements and instruments as a result of entering into the merger agreement or consummating the merger;

•	required governmental and regulatory consents necessary in connection with the merger;

•	capitalization;

•	APX’s financial statements;

•	absence of undisclosed liabilities;

•	legal proceedings and absence of governmental orders;

•	compliance with applicable law;

•	intellectual property and information technology systems;

•	material contracts;

•	employee compensation and benefits matters;

•	labor matters;

•	tax matters;

•	broker’s and finder’s fees related to the merger;

•	insurance;

•	properties;

•	environmental matters;

•	absence of a material adverse effect since December 31, 2018 and absence of certain other changes;

•	affiliate agreements;

•	internal control;

•	permits; and

•	accuracy of Vivint Smart Home’s information provided in this proxy statement/consent solicitation statement/prospectus.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect”. For purposes of the merger agreement, a “material adverse effect” with respect to Vivint Smart Home means any event, change or circumstance that has a material adverse effect on the assets, business, results of operations or financial condition of Vivint Smart Home and its subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “material adverse effect”: (a) any change in applicable laws or GAAP or any official interpretation thereof, (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (c) the announcement or the execution of the merger agreement, the pendency or consummation of the merger or the performance of the merger agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided, that the exceptions in this clause (c) shall not be deemed to apply to references to “material adverse effect” in the representations and warranties relating to the absence of certain conflicts and, to the extent related thereto, the condition to closing relating to those representations and warranties), (d) any change generally affecting any of the industries or markets in which Vivint Smart Home or its subsidiaries operate or the economy as a whole, (e) the compliance with the terms of the merger agreement or the taking of any action required or contemplated by the merger agreement or with the prior written consent of Mosaic (provided, that the exceptions in this clause (e) shall not be deemed to apply to references to “material adverse effect” in the representations and warranties relating to the absence of certain conflicts and, to the extent related thereto, the condition to closing relating to those representations and warranties), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, pandemic, weather condition, explosion fire, act of God or other force majeure event, (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, Vivint Smart Home operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (h) any failure of Vivint Smart Home and its subsidiaries, taken as a whole, to meet any projections, forecasts or budgets or (i) any actions taken, or failures to take action, or such other changes or events, in each case, which Mosaic has requested or to which it has consented or which actions are contemplated by this Agreement; provided, that clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a material adverse effect (to the extent such change or effect is not otherwise excluded from this definition of material adverse effect), except in the case of clause (a), (b), (d), (f) and (g) to the extent that such change does not have a disproportionate impact on Vivint Smart Home and its subsidiaries, taken as a whole, as compared to other industry participants or (ii) the ability of Vivint Smart Home to consummate the transactions contemplated by the merger agreement.

The merger agreement also contains representations and warranties made by Mosaic to Vivint Smart Home relating to a number of matters, including the following:

•	corporate organization, qualification to do business, good standing and corporate power;

•	requisite corporate authority to enter into the merger agreement and to complete the contemplated transactions;

•	absence of conflicts with governing documents, applicable laws or certain agreements and instruments as a result of entering into the merger agreement or consummate the merger;

•	litigation and proceedings;

•	compliance with laws;

•	employee benefit plans;

•	required governmental and regulatory consents necessary in connection with the merger;

•	financial ability; the Trust Account;

•	tax matters;

•	broker’s and finder’s fees related to the merger;

•	proper filing of documents with the SEC, the accuracy of information contained in the documents filed with the SEC and Sarbanes-Oxley certifications;

•	absence of operations;

•	accuracy of Mosaic’s information provided in this proxy statement/consent solicitation statement/prospectus;

•	capitalization;

•	the NYSE stock market quotation;

•	contracts;

•	title to property;

•	investment company act;

•	affiliate agreements;

•	the forward purchase agreements; and

•	the Fortress Subscription Agreement.

The representations and warranties in the merger agreement do not survive the effective time and, as described below under “—Termination”, if the merger agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the merger agreement, unless (i) a party willfully breached the merger agreement or (ii) the Vivint Smart Home termination fee is payable as described below.

This summary and the copy of the merger agreement attached to this proxy statement/consent solicitation statement/prospectus as Annex A are included solely to provide investors with information regarding the terms of the merger agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The merger agreement contains representations and warranties by Mosaic and Vivint Smart Home, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the merger agreement were made solely for the benefit of the parties to the merger agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the merger agreement, and in reviewing the representations, warranties and covenants contained in the merger agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the merger agreement to be characterizations of the actual state of facts or condition of Mosaic, Vivint Smart Home or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures.

Conditions to the Merger

Conditions to Each Party’s Obligations. The respective obligations of each of Vivint Smart Home and Mosaic to complete the merger are subject to the satisfaction of the following conditions:

•	the applicable waiting period(s) under the HSR Act in respect of the transactions contemplated by the merger agreement shall have expired or been terminated;

•	there shall not have been enacted or promulgated any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the transactions contemplated by the merger agreement;

•	the redemption offer in relation to the public shares shall have been completed in accordance with the terms of the merger agreement and this proxy statement/consent solicitation statement/prospectus;

•	Mosaic shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing;

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the approval by Mosaic stockholders of the Business Combination Proposal, the Charter Proposals, the Fortress Issuance Proposal, the Blackstone Issuance Proposal and the Incentive Plan Proposal shall have been obtained;

•

the Mosaic Class A common stock to be issued in connection with the merger (including the Mosaic Class A common stock to be issued pursuant to payment of the earnout consideration) shall have been approved for listing on the NYSE, subject only to official notice of issuance thereof; and

•	the company approval shall have been obtained.

Conditions to Obligations of Mosaic. The obligation of Mosaic to complete the merger is also subject to the satisfaction, or waiver by Mosaic, of the following conditions:

•

the accuracy of the representations and warranties of Vivint Smart Home as of the date of the merger agreement and as of the closing date of the merger, other than, in most cases, those failures to be true and correct that would not reasonably be likely to have a material adverse effect on Vivint Smart Home;

•	each of the covenants of Vivint Smart Home to be performed or complied with as of or prior to the closing shall have been performed or complied with in all material respects;

•	the receipt of a certificate signed by an officer of Vivint Smart Home certifying that the two preceding conditions have been satisfied; and

•	the transactions contemplated by the Blackstone Subscription Agreements have been consummated concurrently with the closing.

Conditions to Obligations of Vivint Smart Home. The obligation of Vivint Smart Home to complete the merger is also subject to the satisfaction or waiver by Vivint Smart Home of the following conditions:

•	the accuracy of the representations and warranties of Mosaic as of the date of the merger agreement and as of the closing date of the merger;

•	each of the covenants of Mosaic to be performed or complied with as of or prior to the closing shall have been performed or complied with in all material respects;

•	the receipt of a certificate signed by an executive officer of Mosaic certifying that the two preceding conditions have been satisfied;

•	the existing charter of Mosaic shall be amended and restated in the form attached to the merger agreement as Exhibit A;

•	the transactions contemplated by the Fortress Subscription Agreement have been consummated concurrently with the closing;

•	the transactions contemplated by the forward purchase agreements have been consummated concurrently with the closing;

•	the transactions contemplated by the Sponsor Agreement between Mosaic and the Sponsors have been consummated concurrently with or prior to the closing; and

•	the public stockholders shall have requested redemptions for fewer than 10,350,000 shares in the aggregate of Mosaic Class A common stock.

Termination

Mutual termination rights. The merger agreement may be terminated and the transactions contemplated thereby abandoned:

•	by written consent of Vivint Smart Home and Mosaic; or

•

by written notice from either Vivint Smart Home or Mosaic to the other if the approval of Mosaic stockholders to the Business Combination Proposal, the Charter Proposals, the Fortress Issuance Proposal, the Blackstone Issuance Proposal and the Incentive Plan Proposal are not obtained at the Mosaic Special Meeting (subject to any adjournment or recess of the Mosaic Special Meeting).

Vivint Smart Home termination rights. The merger agreement may be terminated and the transactions contemplated thereby abandoned:

•

prior to the closing, by written notice to Mosaic from Vivint Smart Home if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Mosaic set forth in the merger agreement, such that the conditions described in the first two bullet points under the heading “—Conditions to the Merger; Conditions to Obligations of Vivint Smart Home” would not be satisfied at the closing (a “terminating Mosaic breach”), except that, if any such terminating Mosaic breach is curable by Mosaic through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Vivint Smart Home provides written notice of such violation or breach and the termination date) after receipt by Mosaic of notice from Vivint Smart Home of such breach, but only as long as Mosaic continues to exercise such commercially reasonable efforts to cure such terminating Mosaic breach (the “Mosaic cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating Mosaic breach is not cured within the Mosaic cure period, (ii) the closing has not occurred on or before the termination date, or (iii) the consummation of the merger is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation; provided, that the right to terminate the merger agreement under this paragraph shall not be available if Vivint Smart Home’s failure to fulfill any obligation under the merger agreement has been the primary cause of, or primarily resulted in, the failure of the closing to occur on or before such date; or

•

by written notice from Vivint Smart Home prior to obtaining the company approval, in order to enter into a definitive agreement with respect to a superior proposal, subject to the terms and conditions described under the heading “—No Solicitation” above.

Mosaic termination rights. The merger agreement may be terminated and the transactions contemplated thereby abandoned:

•

prior to the closing, by written notice to Vivint Smart Home from Mosaic if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Vivint Smart Home set forth in the merger agreement or 313 Acquisition commits certain breaches of the Support and Services Agreement (as defined below), in each case, such that the conditions described in the first two bullet points under the heading “—Conditions to the Merger; Conditions to Obligations of Mosaic” above would not be satisfied at the closing (a “terminating company breach”), except that, if such terminating company breach is curable by Vivint Smart Home through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Mosaic provides written notice of such violation or breach and the termination date) after receipt by Vivint Smart Home of notice from Mosaic of such breach, but only as long as Vivint Smart Home continues to use its commercially reasonable efforts to cure such terminating company breach (the “company cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating company breach is not cured within the company cure period, (ii) the closing has not occurred on or before the termination date, or (iii) the consummation of the merger is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation; provided, that the right to terminate the merger agreement under this paragraph shall not be available if Mosaic’s failure to fulfill any obligation under the merger agreement has been the primary cause of, or primarily resulted in, the failure of the closing to occur on or before such date; or

•

by written notice from Mosaic if the Vivint Smart Home board of directors (A) shall have made, prior to obtaining the company approval, a company change in recommendation or (B) shall have failed to include the company board recommendation in the consent solicitation statement distributed to stockholders.

Company Termination Fee. Vivint Smart Home must pay Mosaic a termination fee of $81,060,000 if the merger agreement is terminated under either of the following circumstances:

•

prior to obtaining the company approval, Vivint Smart Home terminates the merger agreement in order to enter into a definitive agreement with respect to a superior proposal, subject to the terms and conditions described under the heading “—No Solicitation” above; or

•

Mosaic terminates the merger agreement as a result of the Vivint Smart Home board of directors (A) prior to obtaining the company approval, a company change in recommendation or (B) failure to include the company board recommendation in the consent solicitation statement distributed to stockholders.

Effect of Termination

If the merger agreement is validly terminated, the agreement will become void without any liability on the part of any of the parties unless a party willfully breaches the merger agreement, which is deemed to include a failure by Mosaic and Merger Sub to close in accordance with the merger agreement when they are obliged to do so. However, the confidentiality, Trust Account claims waiver, termination fee and certain other technical provisions will continue in effect notwithstanding termination of the merger agreement.

Amendments

The merger agreement may be amended, modified or supplemented by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of the merger agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate the merger agreement in accordance with its terms or to cause such party to enter into an amendment to the merger agreement in accordance with its terms.

Specific Performance

The parties to the merger agreement agree that they shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms of provisions thereof prior to valid termination of the merger agreement.

The parties further agree that Vivint Smart Home, on 5 days notice to Mosaic, is entitled to, at its election (i) on behalf of Mosaic, seek an injunction, specific performance or other equitable relief to prevent breaches of the forward purchase agreements and to enforce specifically the terms and provisions thereof or (ii) to seek an injunction, specific performance or other equitable relief, to cause Mosaic to prevent breaches of the forward purchase agreements and to cause Mosaic to enforce the specifically the terms and provisions thereof prior to valid termination of the merger agreement.

Stock Market Listing

Application will be made by Mosaic to have the shares of Mosaic Class A common stock to be issued in the merger approved for listing on the NYSE, which is the principal trading market for existing shares of Mosaic Class A common stock. It is a condition to both parties’ obligation to complete the merger that such approval is obtained, subject to official notice of issuance.

Fees and Expenses

Except with respect to all filing and other fees in connection with any filing under the HSR Act, 50% of which will be borne by Mosaic, and certain other specified fees and expenses, all costs and expenses incurred in connection with the merger agreement will be paid by the party incurring such cost or expense.

Other Agreements

Mosaic Letter Agreement

In connection with Mosaic’s IPO, the Sponsors and Mosaic’s officers and directors (collectively, the “Letter Agreement Parties”) entered into a letter agreement with Mosaic, pursuant to which they have agreed (and their permitted transferees will agree) to vote any Founder Shares held by them and any public shares purchased during or after Mosaic’s IPO in favor of a proposed initial business combination. In addition, the Letter Agreement Parties agreed to waive (i) their redemption rights with respect to any Founder Shares and any public shares held by them in connection with the completion of an initial business combination or any other tender offer made by Mosaic to purchase Mosaic common stock and (ii) their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Mosaic fails to complete an initial business combination within the time period prescribed by its existing charter.

The Letter Agreement Parties also agreed that they will not propose any amendment to Mosaic’s existing charter that would affect the substance or timing of its obligation to redeem 100% of the public shares if it does not complete an initial business combination within the time period prescribed in its existing charter, unless Mosaic provides its public stockholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Mosaic to fund its working capital requirements and/or to pay taxes, divided by the number of then outstanding public shares.

The Mosaic letter agreement also provides that (i) the Founder Shares (and any shares of Mosaic common stock issuable upon conversion thereof) held by the Letter Agreement Parties shall be subject to a one-year lock-up restriction following an initial business combination (subject to certain exceptions) and (ii) the private placement warrants (and any shares of Mosaic common stock issued or issuable upon the exercise of such warrants) held by the Letter Agreement Parties shall be subject to a 30-day lock-up restriction following an initial business combination.

Sponsor Agreement

In connection with the execution of the merger agreement, the Sponsors and Eugene I. Davis (collectively, the “Sponsor Agreement Parties”) entered into a Sponsor Agreement (the “Sponsor Agreement”) with Mosaic and Vivint Smart Home that amended and restated the Mosaic letter agreement in its entirety with respect to Sponsor Agreement Parties, pursuant to which the Sponsor Agreement Parties have agreed to vote all shares of Mosaic common stock beneficially owned by such persons in favor of each of the proposals at the Mosaic Special Meeting, to use their reasonable best efforts to take all actions reasonably necessary to consummate the merger and the other transactions contemplated by the merger agreement and to not take any action that would reasonable be expected to materially delay or prevent the satisfaction of the conditions to the merger set forth in the merger agreement.

The Sponsor Agreement provides that the Sponsor Agreement Parties will not redeem any shares of Mosaic common stock owned such persons in connection with the merger and will take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against Mosaic, Vivint Smart Home or any of their respective successors and assigns relating to the negotiation, execution or delivery of the Sponsor Agreement, the merger agreement or the consummation of the transactions contemplated in such agreements.

The Sponsor Agreement Parties also agreed, subject to certain exceptions, not to transfer any Founder Shares (or any shares of Mosaic common stock issuable upon conversion thereof) or any private placement warrants (or any shares of Mosaic common stock issuable upon exercise thereof) until the earlier of (A) one year after the completion of the merger, (B) subsequent to the merger, if the last sale price of Mosaic common stock equals or exceeds $12.00 per share (ad adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the merger or (C) the date following the completion of the merger on which Mosaic completes a liquidation, merger, share exchange, reorganization or similar transaction that results in all of Mosaic’s stockholders having the right to exchange their shares of Mosaic common stock for cash, securities or other property (the “Mosaic Sponsor Lock-up Period”).

The Sponsor Agreement also provides that all the Founder Shares (and any shares of Mosaic common stock issuable upon conversion thereof) and private placement warrants held by each Sponsor Agreement Party as of the closing of the merger shall be unvested and shall be subject to certain time and performance-based vesting provisions described below. The Sponsor Agreement Parties have agreed not to transfer any unvested Founder Shares or private placement warrants prior to the date such securities become vested.

Pursuant to the Sponsor Agreement, 50% of the unvested Founder Shares shall vest at the closing of the merger. 25% of the unvested Founder Shares shall vest at such time as a $12.50 Stock Price Level (as defined below) is achieved on or before the fifth anniversary of the closing of the merger. The remaining 25% of unvested Founder Shares shall vest at such time as a $15.00 Stock Price Level is achieved on or before the fifth anniversary of the closing of the merger. 50% of the unvested private placement warrants shall vest at such time as a $12.50 Stock Price Level is achieved on or before the fifth anniversary of the closing of the merger. The remaining 50% of the unvested private placement warrants shall vest at such time as a $15.00 Stock Price Level is achieved on or before the fifth anniversary of the closing of the merger.

In the event Mosaic entered into a binding agreement on or before the fifth anniversary of the closing of the merger related to certain sale transactions involving the shares of Mosaic common stock or all or substantially all the assets of Mosaic (a “Mosaic Sale”), all unvested Founder Shares and unvested private placement warrants shall vest on the day prior to the closing of such Mosaic Sale if the per share price implied in such Mosaic Sale meets or exceeds the applicable Stock Price Level.

Any Founder Shares or private placement warrants that remain unvested after the fifth anniversary of the closing of the merger shall be forfeited. The applicable “Stock Price Level” will be considered achieved only (a) when the volume weighted average price of Mosaic common stock on the New York Stock Exchange is greater than or equal to the applicable threshold for any 20 trading days within a 30 trading day period or (b) the per share price implied a Mosaic Sale is greater than or equal to the applicable threshold.

The Sponsor Agreement shall terminate on the earlier of (a) the consummation of a Mosaic Sale and (b) the later of (i) the earlier of (x) the achievement of a $15.00 Stock Price Level on or before the fifth anniversary of the closing of the merger and (y) the fifth anniversary of the closing of the merger and (ii) the expiration of the Mosaic Sponsor Lock-up Period. In the event of a valid termination of the merger agreement, the Sponsor Agreement shall be of no force and effect and shall revert to the Mosaic letter agreement.

Vivint Smart Home Support Agreement

In connection with the execution of the merger agreement, 313 Acquisition entered into the Vivint Smart Home support agreement with Mosaic. Under the Vivint Smart Home support agreement, 313 Acquisition agreed, promptly following the SEC declaring this proxy statement/consent solicitation statement/prospectus effective, to execute and deliver a written consent with respect to the outstanding shares of Vivint Smart Home common stock and preferred stock held by 313 Acquisition adopting the merger agreement and approving the merger, unless the merger is no longer recommended by the Vivint Smart Home board of directors in accordance with the merger agreement, in which case, 313 Acquisition would vote 35% of the shares of Vivint Smart Home stock approving the merger and is entitled, in its sole discretion, to vote its remaining shares in any manner. The shares of Vivint Smart Home common stock and preferred stock that are owned by 313 Acquisition and subject to the Vivint Smart Home support agreement represent approximately 92% of the outstanding voting power of Vivint Smart Home common stock and preferred stock (on an as converted basis). In addition, the Vivint Smart Home support agreement prohibits 313 Acquisition from engaging in activities that have the effect of soliciting a competing acquisition proposal.

Subscription Agreements

In connection with the execution of the merger agreement, the Fortress Subscribers and the Blackstone Subscribers entered into the Fortress Subscription Agreement and the Blackstone Subscription Agreements, respectively, pursuant to which each of the Fortress Subscribers and the Blackstone Subscribers have respectively subscribed for 12,500,000 and 10,000,000 newly-issued shares of Mosaic Class A common stock to be issued at the closing of the merger. The obligations to consummate the subscriptions contemplated by the Fortress Subscription Agreement and the Blackstone Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the merger agreement.

Stockholders Agreement

In connection with the execution of the merger agreement, Mosaic entered into a Stockholders Agreement (the “Stockholders Agreement”) with 313 Acquisition, certain stockholders of 313 Acquisition, Mosaic and the Sponsors (the “Investors”) and certain other parties that will be stockholders of New Vivint Parent following the consummation of the merger (collectively, the “Stockholder Parties”). The Stockholders Agreement will become effective upon the consummation of the merger.

Under the Stockholders Agreement New Vivint Parent agreed to nominate a number of individuals designated by Blackstone for election as its directors at any meeting of its stockholders (each a “Blackstone Director”) such that, following the election of any directors and taking into account any director continuing to serve as such without the need for re-election, the number of Blackstone Directors serving as directors of New Vivint Parent will be equal to: (1) if the 313 Acquisition, Blackstone and their affiliates (the “313 Acquisition Entities”) together continue to beneficially own at least 50% of the shares of New Vivint Parent’s Class A common stock entitled to vote generally in the election of directors as of the record date for such meeting, the lowest whole number that is greater than 50% of the total number of directors comprising New Vivint Parent’s board of directors; (2) if the 313 Acquisition Entities together continue to beneficially own at least 40% (but not more than 50%) of the shares of New Vivint Parent’s Class A common stock entitled to vote generally in the election of directors as of the record date for such meeting, the lowest whole number that is at least 40% of the total number of directors comprising New Vivint Parent’s board of directors; (3) if the 313 Acquisition Entities together continue to beneficially own at least 30% (but less than 40%) of the shares of New Vivint Parent’s Class A common stock entitled to vote generally in the election of directors as of the record date for such meeting, the lowest whole number that is at least 30% of the total number of directors comprising New Vivint Parent’s board of directors; (4) if the 313 Acquisition Entities together continue to beneficially own at least 20% (but less than 30%) of the shares of New Vivint Parent’s Class A common stock entitled to vote generally in the election of directors as of the record date for such meeting, the lowest whole number that is at least 20% of the total number of directors comprising New Vivint Parent’s board of directors; and (5) if the 313 Acquisition Entities together continue to beneficially own at least 5% (but less than 20%) of the shares of New Vivint Parent’s Class A common stock entitled to vote generally in the election of directors as of the record date for such meeting, the lowest whole number that is at least 10% of the total number of directors comprising New Vivint Parent’s board of directors.

Under the Stockholders Agreement, New Vivint Parent agreed to nominate one director designated by Fortress (the “Fortress Director”) to New Vivint Parent’s board of directors so long as Fortress beneficially owns at least 50% of the shares of New Vivint Parent’s Class A common stock it owns immediately following the consummation of the merger; provided that the Fortress Director must be an employee or principal of The SoftBank Vision Fund. Additionally, so long as Fortress beneficially owns at least 50% of the shares of New

Vivint Parent’s Class A common stock it owns immediately following the consummation of the merger, Fortress shall have the right to appoint a representative (the “Fortress Observer”) who will have the right to attend meetings of New Vivint Parent’s board of directors and receive information given to New Vivint Parent’s directors, subject to certain customary exceptions, including to preserve confidentiality obligations or privilege. The Fortress Observer will not have any voting rights.

Under the Stockholders Agreement, New Vivint Parent agreed to nominate one director designated by the Summit Designator (as defined in the Stockholders Agreement) (the “Summit Director” and together with the Blackstone Directors and the Fortress Director, the “Sponsor Directors”) to New Vivint Parent’s board of directors so long as the Summit Holders (as defined in the Stockholders Agreement) beneficially own at least 50% of the shares of New Vivint Parent’s Class A common stock they own immediately following the consummation of the merger.

In the case of a vacancy on New Vivint Parent’s board created by the removal or resignation of a Sponsor Director, New Vivint Parent agreed to nominate an individual designated by Blackstone or Fortress, as applicable, for election to fill the vacancy.

Confidentiality and Lockup Agreements

In addition, pursuant to certain Confidentiality and Lockup Agreements (the “Confidentiality and Lockup Agreements”), certain stockholders have agreed that they will not, during the period beginning on the closing date and continuing to and including the date that is (i) in the case of 313 Acquisition, six months after the closing date, (ii) in the case of the Pedersen Holders, Dunn Holders, Summit Holders and Black Horse Holders (each as defined in the Stockholders Agreement), two years after the closing date and (iii) for all other Stockholder Parties, one year after the closing date (in each case, the “Lock-Up Period”), directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of New Vivint Parent common stock, or any options or warrants to purchase any shares of New Vivint Parent common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of New Vivint Parent common stock, or any interest in any of the foregoing (in each case, subject to certain exceptions set forth in the Confidentiality and Lockup Agreements). The Confidentiality and Lockup Agreements will become effective upon the consummation of the merger.

Registration Rights Agreement

In connection with the execution of the merger agreement, New Vivint entered into a registration rights agreement with the Investors and certain other stockholders of New Vivint. The registration rights agreement will become effective upon the consummation of the merger. Under the registration rights agreement, New Vivint agreed to provide to Blackstone an unlimited number of “demand” registration rights and to provide to other Investors customary “piggyback” registration rights. The registration rights agreement also provides that New Vivint will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Support and Services Agreement

In connection with the 2012 Blackstone Acquisition, 313 Acquisition and certain subsidiaries of Vivint Smart Home entered into a support and services agreement (the “Support and Services Agreement”) with Blackstone Management Partners L.L.C. (“BMP”), an affiliate of Blackstone. Under the existing support and services agreement, Vivint Smart Home has agreed to reimburse BMP for any out-of-pocket expenses incurred by BMP and its affiliates and to indemnify BMP and its affiliates and related parties, in each case, in connection with the 2012 Blackstone Acquisition and the related transactions and the provision of services under the support and services agreement. In connection with the execution of the merger agreement, the parties to the support and services agreement entered into an amended and restated support and services agreement with BMP as described below.

Monitoring Services and Fees.

In addition, under the agreement, Vivint Smart Home engaged BMP to provide, directly or indirectly, monitoring, advisory and consulting services that may be requested by Vivint Smart Home in the following areas: (1) advice regarding the structure, distribution and timing of debt and equity offerings and advice regarding relationships with Vivint Smart Home’s lenders and bankers, (2) advice regarding the structuring and implementation of equity participation plans, employee benefit plans and other incentive arrangements for certain of Vivint Smart Home’s key executives, (3) general advice regarding dispositions and/or acquisitions, (4) advice regarding the strategic direction of Vivint Smart Home’s business and (5) such other advice directly related or ancillary to the above advisory services as may be reasonably requested by Vivint Smart Home. The existing agreement contemplated that these services would generally be provided until the first to occur of (a) the tenth anniversary of the closing date of the existing support and services agreement (November 16, 2022), (b) the date of a first underwritten public offering of shares of Vivint Smart Home’s common stock listed on the NYSE or Nasdaq’s national market system for aggregate proceeds of at least $150 million (a “Vivint IPO”) and (c) the date upon which Blackstone owns less than 9.9% of Vivint Smart Home’s common stock or that of Vivint Smart Home’s direct or indirect controlling parent and such stock has a fair market value (as determined by Blackstone) of less than $25 million (each of the events specified in clauses (a) through (c) above, the “Exit Date”).

The existing agreement provided that the monitoring fee payable for monitoring services in any fiscal year of Vivint Smart Home would be equal to the greater of (1) a minimum base fee of $2.7 million (the “Minimum Annual Fee”), subject to adjustment as summarized below if Vivint Smart Home engages in a business combination or disposition that is “significant” (as defined in the support and services agreement) and (2) the amount of the monitoring fee paid in respect of the immediately preceding fiscal year, without regard to the post-fiscal year “true-up” adjustment described in the paragraph below (which will not yet have occurred at the time the annual monitoring fee is paid). We refer to the adjusted monitoring fee for any fiscal year of Vivint Smart Home following the merger as the “Monitoring Fee” for such fiscal year.

In the case of a significant business combination or disposition, if 1.5% of Vivint Smart Home’s pro forma consolidated EBITDA (as defined in the support and services agreement) after giving effect to the business combination or disposition exceeds (in the case of a business combination) or is less than (in the case of a disposition) the then-current Monitoring Fee, the Monitoring Fee for the year in which the significant business combination or disposition occurs will be adjusted upward or downward, respectively, by the amount of such excess or shortfall, with such adjustment prorated based on the remaining full or partial fiscal quarters remaining in Vivint Smart Home’s then-current fiscal year. Vivint Smart Home will pay upward adjustments to the Monitoring Fee promptly upon availability of the pro forma income statement prepared in respect of such business combination. Downward adjustments to the Monitoring Fee will be effected through a rebate of the fee paid to BMP in that fiscal year. Subsequently, the Minimum Annual Fee applicable to full fiscal years following any significant business combination or disposition will be equal to 1.5% of Vivint Smart Home’s pro forma consolidated EBITDA after giving effect to the business combination or disposition (subject to further adjustments for subsequent significant business combinations and dispositions). However, in all cases (including in the case of a current-year rebate described above), the Monitoring Fee will always be at least $2.7 million and in no event will a rebate for a downward adjustment result in BMP retaining a monitoring fee of less than $2.7 million for monitoring services in respect of any particular fiscal year.

In addition to the adjustments to the Minimum Annual Fee and the Monitoring Fee in connection with significant business combinations or dispositions and the related payments or rebates described above, there may be other adjustments to the Monitoring Fee based on projected consolidated EBITDA and a post-fiscal year “true-up”. If 1.5% of Vivint Smart Home’s projected consolidated EBITDA, as first presented to Vivint Smart Home’s board of directors by senior management during the last third of such fiscal year, is projected to exceed the amount of the monitoring fee previously paid to BMP in respect of monitoring services due to be rendered during that fiscal year, Vivint Smart Home will pay BMP the amount of such excess as an upward adjustment to the Monitoring Fee within two business days of such presentation. Following the completion of each applicable fiscal year and within deadlines required by Vivint Smart Home’s revolving credit facility, Vivint Smart Home’s chief financial officer will certify to BMP the amount of Vivint Smart Home’s consolidated EBITDA for such fiscal year. If 1.5% of such certified consolidated EBITDA is greater than the Monitoring Fee previously paid to BMP for monitoring services rendered during that fiscal year (including the adjustment in respect of projected EBITDA described above), Vivint Smart Home will pay BMP the amount of such excess within two business days of such certification. If 1.5% of such certified consolidated EBITDA is less than the monitoring fee previously paid to BMP for services rendered during that fiscal year (including the adjustment in respect of projected consolidated EBITDA described above), the amount of such shortfall will be applied as a credit against the next payment by Vivint Smart Home of the Monitoring Fee to BMP. However, BMP will always be entitled to retain the Minimum Annual Fee as then in effect and under no circumstances will BMP be obligated to rebate any amount that would result in BMP having been paid Monitoring Fees for monitoring services in an amount less than the Minimum Annual Fee applicable to the relevant fiscal year.

Amended and Restated Support and Services Agreement.

In connection with the execution of the merger agreement, the parties to the support and services agreement entered into an amended and restated support and services agreement with BMP. The amended and restated support and services agreement will become effective upon the consummation of the merger and amends and restates the existing support and services agreement to, upon the consummation of the merger, (a) eliminate the requirement to pay a milestone payment to BMP upon the occurrence of a Vivint IPO, (b) for any fiscal year beginning after the consummation of the merger, (i) eliminate the Minimum Annual Fee and (ii) decrease the “true-up” of the annual Monitoring Fee payment to BMP to 1% of consolidated EBITDA and (c) upon the earlier of (1) the completion of New Vivint’s fiscal year ended December 31, 2021 or (2) the date upon which Blackstone owns less than 5% of the voting power of all of the shares of capital stock entitled to vote generally in the election of directors of New Vivint’s or its direct or indirect controlling parent, and such stake has a fair market value (as determined by Blackstone) of less than $25 million (the “Exit Date”), the annual Monitoring Fee payment to BMP otherwise payable in connection with the agreement will cease and no other milestone payment or other similar payment will be owed by New Vivint to BMP.

Under the amended and restated support and services agreement, BMP had made available to Vivint Smart Home its portfolio operations group to provide support services customarily provided by Blackstone’s portfolio operations group to Blackstone’s private equity portfolio companies of a type and amount determined by such portfolio services group it its sole discretion to be warranted and appropriate. BMP may, at any time, choose not to provide any such services. Such services will be provided without charge, other than for the reimbursement of related out-of-pocket expenses incurred by BMP and its affiliates.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Subject to the limitations and qualifications set forth herein (including Exhibits 8.1 and 8.2 hereto), the following discussion of the material U.S. federal income tax consequences of (i) the merger to the U.S. Holders (as defined below) of Vivint Smart Home common stock and (ii) the exercise by beneficial owners of Mosaic Class A common stock (“Mosaic public shares”) of their redemption rights in connection with the merger is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, our U.S. federal income tax counsel, insofar as it expresses conclusions as to the application of U.S. federal income tax law. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or non U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/consent solicitation/prospectus. These authorities may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those (i) U.S. Holders of Vivint Smart Home common stock that hold their shares of Vivint Smart Home common stock and will, following the merger, hold their shares of the Mosaic common stock, and (ii) beneficial owners of Mosaic public shares that hold their Mosaic public shares, as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any tax considerations for beneficial owners of Founder Shares. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	a real estate investment trust;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a regulated investment company or a mutual fund;

•	a “controlled foreign corporation” or a “passive foreign investment company”;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Vivint Smart Home common stock or Mosaic public shares that is liable for the alternative minimum tax;

•

a holder of Vivint Smart Home common stock that received Vivint Smart Home common stock, or a holder of Mosaic public shares that received Mosaic public shares, through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a U.S. Holder of Vivint Smart Home common stock or Mosaic public shares that has a functional currency other than the U.S. dollar;

•

a holder of Vivint Smart Home common stock that holds Vivint Smart Home common stock or a holder of Mosaic public shares that holds mosaic public shares, as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•

a person required to accelerate the recognition of any item of gross income with respect to Vivint Smart Home common stock or Mosaic public shares, as applicable. as a result of such income being recognized on an applicable financial statement;

•	a holder of Vivint Smart Home common stock that is not a U.S. Holder

•	a holder of Vivint Smart Home common stock that is a U.S. expatriate; or

•	a holder of Vivint Smart Home common stock who exercise its appraisal rights.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Vivint Smart Home common stock, or beneficial owner of Mosaic public shares, as applicable, that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source. A “Non-U.S. Holder” means a beneficial owner of Mosaic public shares (other than a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds Vivint Smart Home common stock or Mosaic public shares, the U.S. federal income tax consequences of the merger, or of a redemption of Mosaic public shares, as applicable, to a partner in such partnership (or owner of such entity) generally will depend on the status of the partner and the activities of the partnership (or entity). Any entity treated as a partnership for U.S. federal income tax purposes that holds Vivint Smart Home common stock or Mosaic public shares, and any partners in such partnership, are urged to consult their own tax advisors with respect to the tax consequences of the merger in their specific circumstances.

The tax consequences of the merger or of a redemption of your Mosaic public shares, as applicable, will depend on your specific situation. You should consult with your own tax advisor as to the tax consequences of the merger or of a redemption of your Mosaic public shares, as applicable, in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Tax Consequences of the Merger to Holders of Vivint Smart Home Common Stock

Tax Consequences if the Merger Qualifies as a Reorganization Within the Meaning of Section 368(a) of the Code and/or a Transaction Governed by Section 351 of the Code

The parties intend for the merger to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code and/or a transaction governed by Section 351 of the Code. The obligations of Vivint Smart Home and Mosaic to complete the merger are not conditioned on the receipt of opinions from STB or Paul, Weiss to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and/or a transaction governed by Section 351 of the Code for U.S. federal income tax purposes, and the merger will occur even if it does not so qualify.

In connection with the filing of the registration statement of which this proxy statement/consent solicitation statement/prospectus is a part and subject to the qualifications and limitations set forth herein, Paul, Weiss has delivered an opinion that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. This opinion is based on facts and representations contained in representation letters provided by Vivint Smart Home and Mosaic and on customary assumptions. Because the determination of whether the merger will also qualify as a transaction governed by Section 351 of the Code is highly factual, and because the tax consequences of the merger to a holder of Vivint Smart Home common stock are the same regardless of whether the transaction qualifies only as a “reorganization” within the meaning of Section 368(a) of the Code, or whether the merger qualifies both as a “reorganization” within the meaning of Section 368(a) of the Code and also a transaction governed by Section 351 of the Code, Paul, Weiss will not deliver an opinion that the merger will also qualify as a transaction governed by Section 351 of the Code.

Neither Vivint Smart Home nor Mosaic has requested, and neither intends to request, a ruling from the Internal Revenue Service (“IRS”) as to the U.S. federal income tax consequences of the merger and an opinion of counsel is not binding on the IRS. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each U.S. Holder is urged to consult its tax advisor with respect to the particular tax consequence of the merger to such holder.

On the basis of the opinion described above, the tax consequences for U.S. Holders who receive shares of Mosaic Class A common stock in exchange for shares of Vivint Smart Home common stock (including the shares of Vivint Smart Home common stock resulting from the conversion of Vivint Smart Home preferred stock described under “The Merger Agreement—Merger Consideration”) pursuant to the merger are as follows.

You will not recognize gain or loss upon exchanging your Vivint Smart Home common stock for Mosaic Class A common stock. The aggregate tax basis in the shares of Mosaic Class A common stock that you receive pursuant to the merger (including, except as discussed below with respect to any earnout shares that represent imputed interest, any earnout shares received as described above under the heading “The Merger Agreement—Merger Consideration—Earnout consideration”) will equal your aggregate adjusted tax basis in the shares of the Vivint Smart Home common stock you surrender. Such aggregate adjusted tax basis will be allocated to the Mosaic Class A common stock you receive. Your holding period for the shares of Mosaic Class A common stock that you receive pursuant to the merger (excluding any earnout shares treated as imputed interest) will include your holding period for the shares of the Vivint Smart Home common stock you surrender. A portion of any earnout shares you receive pursuant to the Merger will be taxable to you upon receipt as imputed interest. Your basis in any earnout shares treated as imputed interest will equal the fair market value of such shares on the date of receipt and your holding period in such earnout shares will begin on the day following the date of receipt.

If you receive cash instead of a fractional share of Mosaic Class A common stock, you are urged to consult your tax advisor regarding the manner in which such cash is taxed (e.g., as a dividend as a result of the application of Section 304 of the Code to the transaction or as transaction that may give rise to capital gain or loss).

If you acquired different blocks of Vivint Smart Home common stock at different times or different prices, you are urged to consult your tax advisor regarding the manner in which gain or loss should be determined in your specific circumstances, including the possible application of the installment sale rules.

Information Reporting

Certain information reporting requirements may apply to each U.S. Holder that is a “significant holder” of Vivint Smart Home common stock. A “significant holder” is a holder of Vivint Smart Home common stock, that, immediately before the merger, owned at least 1% (by vote or value) of the outstanding stock of Vivint Smart Home (or, in certain instances, Vivint Smart Home common stock with a basis of at least $1 million). You are urged to consult your tax advisor as to the potential application of these information reporting requirements.

All holders of Vivint Smart Home common stock are urged to consult their tax advisors with respect to the tax consequences of the merger in their particular circumstances, including tax return reporting requirements, the applicability and effect of the alternative minimum tax, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, foreign or other tax laws.

Tax Consequences of a Redemption of Mosaic Public Shares

Tax Consequences for U.S. Holders

The discussion below applies to you if you are A “U.S. Holder” (as defined above) of Mosaic public shares that exercises the redemption rights described above under “Mosaic Special Meeting of Stockholders –Redemption Rights” with respect to your Mosaic public shares.

Treatment of Redemption

The treatment of a redemption of your Mosaic public shares for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the Mosaic public shares under Section 302 of the Code. If the redemption qualifies as a sale of the Mosaic public shares, you will recognize gain or loss as described below under “—Gain or Loss on Redemptions Treated as a Sale of Mosaic public shares” below. If the redemption does not qualify as a sale of Mosaic public shares, you will be treated as receiving a corporate distribution subject to tax as described below under “—Taxation of Redemptions Treated as Distributions”. Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of Mosaic public shares treated as held by you (including any shares constructively owned by the you, including Mosaic public shares constructively held by you as a result of owning Mosaic publicly traded warrants) relative to all of the Mosaic public shares outstanding both before and after the redemption. The redemption of Mosaic public shares generally will be treated as a sale of the Mosaic public shares (rather than as a corporate distribution) if the redemption (i) results in a “complete termination” of your interest in Mosaic, (ii) is “not essentially equivalent to a dividend” with respect to you or (iii) is a “substantially disproportionate redemption” with respect to you. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, you must take into account not only Mosaic public shares actually owned by you, but also Mosaic public shares that are constructively owned by you. You may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which you have an interest or that have an interest in you, as well as any shares you have a right to acquire by exercise of an option (such as Mosaic publicly traded warrants). There will be a complete termination of your interest if either (i) all of the shares of Mosaic public shares actually and constructively owned by you are redeemed or (ii) all of the Mosaic public shares actually owned by you are redeemed and you are eligible to waive, and do waive, the attribution of shares owned by certain family members and you do not constructively own any other shares. The redemption of Mosaic public shares will not be essentially equivalent to a dividend if your redemption results in a “meaningful reduction” of your proportionate interest in Mosaic. Whether the redemption will result in a meaningful reduction in your proportionate interest in Mosaic will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over its corporate affairs may constitute such a “meaningful reduction”. In order to meet the “substantially disproportionate” test, the percentage of outstanding Mosaic public shares actually and constructively owned by you immediately following the redemption of the Mosaic public shares must, among other requirements, be less than 80% of the percentage of the outstanding Mosaic public shares actually and constructively owned by you immediately before the redemption. You are urged to consult with your tax advisor as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption proceeds will be treated as a corporate distribution and the tax effects will be as described under “—Taxation of Redemptions Treated as Distributions”, below. After the application of those rules, any remaining tax basis you have in the redeemed Mosaic public shares will be added to your adjusted tax basis in your remaining Mosaic public shares, or, if you have none, to your adjusted tax basis in Mosaic publicly traded warrants held by you or possibly in other shares constructively owned by you.

Taxation of Redemptions Treated as Distributions

If the redemption of your Mosaic public shares does not qualify as a sale of Mosaic public shares, you will be treated as receiving a distribution from Mosaic. You generally will be required to include in gross income as dividends the amount of proceeds received in connection with such a redemption to the extent the distribution is paid out of Mosaic’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described below under “— Gain or Loss on Redemptions Treated as a Sale of Mosaic public shares”.

If you are a corporate U.S. Holder, dividends paid by Mosaic to you generally will be eligible for the dividends-received deduction allowed to domestic corporations in respect of dividends received from other domestic corporations so long as you satisfy the holding period requirement for the dividends-received deduction.

If you are a non-corporate U.S. Holder, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate so long as you satisfy the holding period requirement of at least sixty days which begins within a certain number of days before the ex-dividend date (see “—Gain or Loss on Redemptions Treated as a Sale of Mosaic public shares” below).

Gain or Loss on Redemptions Treated as a Sale or Exchange of Mosaic public shares

If a redemption of your Mosaic public shares qualifies as a sale of Mosaic public shares, you generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received in the redemption and (ii) your adjusted tax basis in the Mosaic public shares so redeemed.

Any such capital gain or loss generally will be long-term capital gain or loss if your holding period for the Mosaic public shares so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible for taxation at reduced rates. The deductibility of capital losses is subject to limitations.

Information Reporting with Respect to the Redemption for Significant Holders

Certain information reporting requirements may apply to each U.S. Holder that is a “significant holder” of Mosaic public shares. A “significant holder” is a beneficial owner of Mosaic public shares that, immediately prior to the redemption, actually or constructively owns 5% or more of the outstanding Mosaic public shares (by vote or value). You are urged to consult with your tax advisor as to the potential application of these reporting requirements.

Tax Consequences for Non-U.S. Holders

The discussion below applies to you if you are A “Non-U.S. Holder” (as defined above) of Mosaic public shares that exercises the redemption rights described above under “Mosaic Special Meeting of Stockholders – Redemption Rights” with respect to your Mosaic public shares.

Treatment of Redemption

If you are a Non-U.S. Holder, the characterization for U.S. federal income tax purposes of the redemption of your Mosaic public shares generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s Mosaic public shares, as described above under “Tax Consequences for U.S. Holders—Treatment of Redemption”.

Non-U.S. Holders considering exercising their redemption rights are urged to consult their own tax advisors as to whether the redemption of their Mosaic public shares will be treated as a distribution, or as a sale, under the Code.

Taxation of Redemptions Treated as Distributions

If the redemption of a your Mosaic public shares does not qualify as a sale or exchange of Mosaic public shares, you will be treated as receiving a distribution from Mosaic, which distribution will be treated as a dividend to the extent the distribution is paid out of Mosaic’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The gross amount of such dividends will be subject to a withholding tax at a rate of 30% unless you are eligible for a reduced rate of withholding under an applicable income tax treaty and provide proper certification of your eligibility for such reduced rate. Dividends that are effectively connected with the conduct by you of a trade or business in the United States (and are attributable to a U.S. permanent establishment if an applicable treaty so requires) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Distributions in excess of such earnings and profits generally will be treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described under “—Gain or Loss on Redemptions Treated as a Sale or Exchange of Mosaic public shares” below.

Gain or Loss on Redemptions Treated as a Sale or Exchange of Mosaic public shares

If the redemption of your Mosaic public shares qualifies as a sale or exchange of such shares, you generally will not be subject to U.S. federal income tax on any gain recognized on such redemption unless:

•

such gain is effectively connected with the conduct by you of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that you maintain in the United States), in which case you generally will be subject to U.S. federal income tax on such gain at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate;

•

You are an individual who is present in the United States for 183 days or more in the taxable year of the redemption and certain other conditions are met, in which case you will be subject to a 30% tax on your net capital gain for the year; or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the redemption or the period during which you held Mosaic public shares, and, in the case where our Mosaic public shares are traded on an established securities market, you have owned, directly or constructively, more than 5% of our Mosaic public shares at any time within the shorter of the five-year period or your holding period for our Mosaic public shares. We do not believe that we are or have been a U.S. real property holding corporation.

All holders of Mosaic public shares are urged to consult their tax advisors with respect to the tax consequences of a redemption of Mosaic public shares in their particular circumstances, including tax return reporting requirements, the applicability and effect of the alternative minimum tax, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, foreign or other tax laws.

Information Reporting and Backup Withholding

Proceeds received in connection with the merger or a redemption of Mosaic public shares may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Comparison of Stockholders’ Rights

General

Vivint Smart Home is incorporated under the laws of the State of Delaware and the rights of Vivint Smart Home stockholders are governed by the laws of the State of Delaware, including the DGCL, Vivint Smart Home’s charter and Vivint Smart Home’s bylaws. As a result of the merger, Vivint Smart Home stockholders who receive shares of New Vivint Parent Class A common stock will become New Vivint Parent stockholders. New Vivint Parent is incorporated under the laws of the State of Delaware and the rights of New Vivint Parent stockholders are governed by the laws of the State of Delaware, including the DGCL, New Vivint Parent’s charter and New Vivint Parent’s bylaws. Thus, following the merger, the rights of Vivint Smart Home stockholders who become New Vivint Parent stockholders in the merger will continue to be governed by Delaware law but will no longer be governed by Vivint Smart Home’s charter and Vivint Smart Home’s bylaws and instead will be governed by New Vivint Parent’s charter and New Vivint Parent’s bylaws.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of Vivint Smart Home stockholders under Vivint Smart Home’s charter and Vivint Smart Home’s bylaws (left column), and the rights of New Vivint Parent stockholders under forms of New Vivint Parent’s charter and bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of Vivint Smart Home’s charter and Vivint Smart Home’s bylaws, and forms of New Vivint Parent’s charter and bylaws, which are attached as Annex B, as well as the relevant provisions of the DGCL.

Vivint Smart Home	New Vivint Parent
Authorized Capital Stock

Vivint Smart Home common stock. Vivint Smart Home is currently authorized to issue 2,000,000 shares of common stock, par value $0.0001 per share. As of [●], 2019, there were [●] shares of Vivint Smart Home common stock outstanding.

Vivint Smart Home preferred stock. Vivint Smart Home is currently authorized to issue 400,000 shares of undesignated preferred stock, par value $0.01 per share; of such authorized and unissued shares of preferred stock, Vivint Smart Home created a series of preferred stock designated as Series A Convertible Preferred Stock and is currently authorized to issue 100,000 shares of such Series A Convertible Preferred Stock. As of [●], 2019, there were [●] shares of Vivint Smart Home preferred stock outstanding.

New Vivint Parent Class A common stock. New Vivint Parent will be authorized to issue [●] shares of capital stock, consisting of (i) [●] shares of Class A common stock, par value $0.0001 per share, and (ii) [●] shares of preferred stock, par value $0.0001 per share. As of [●], 2019, we expect there will be [●] shares of New Vivint Parent Class A common stock outstanding following consummation of the merger.

New Vivint Parent preferred stock. Following consummation of the merger, New Vivint Parent is not expected to have any preferred stock outstanding.

Rights of Preferred Stock
Vivint Smart Home’s board of directors may fix for any series of preferred stock such voting powers, full or limited, or no voting powers, and such preferences, designations and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions	New Vivint Parent’s board of directors may fix for any class or series of preferred stock such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as

Vivint Smart Home	New Vivint Parent

of the Vivint Smart Home board of directors providing for the issuance of such series.

The Series A Preferred Stock may be entitled to certain preferential rights upon the sale or merger of Vivint Smart Home, as though such sale or merger was a liquidation, dissolution or winding up of Vivint Smart Home. The Series A Preferred Stock also has certain voting rights, preferences, designations and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be described herein.

may be stated in the resolutions of the New Vivint Parent board of directors providing for the issuance of such class or series.

No shares of New Vivint Parent preferred stock are outstanding as of the date of this proxy statement/consent solicitation statement/prospectus.

Number and Qualification of Directors
The Vivint Smart Home board of directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the board of directors. Directors need not be stockholders.

The number of directors that constitutes the entire New Vivint Parent board of directors shall be determined from time to time exclusively by resolution adopted by the board of directors.

None of the directors need be a stockholder of New Vivint Parent.

Election of Directors

The stockholders shall elect directors each of whom shall hold office for a term of one year or until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal.

At all meetings of stockholders for the election of directors at which a quorum is present a plurality of the votes cast shall be sufficient to elect.

The New Vivint Parent’s charter provides for three classes of directors, each consisting of, as nearly as may be possible, of one-third of the total number of directors constituting the entire board of directors. At New Vivint Parent’s annual meeting, one class of directors is elected for a three-year term and each until his or her successor is duly elected and qualified, subject to his or her death, resignation or removal. If the number of directors is changed, any increase or decrease is apportioned among the classes to maintain an equal number of directors in each class as nearly as possible, and any additional director of any class elected to fill a vacancy will hold office for the remaining term of that class, but in no case will a decrease in the number of directors remove or shorten the term of any incumbent director.

The New Vivint Parent bylaws provide that directors will be elected by a plurality of votes of the shares of capital stock of New Vivint Parent, present in person or represented by proxy, and entitled to vote in the election of directors at any meeting of stockholders with respect to which (i) New Vivint Parent receives a notice that a stockholder has nominated a person for election to the board of directors that was timely made in accordance with the applicable nomination

Vivint Smart Home	New Vivint Parent
periods provided in New Vivint Parent’s bylaws or the Exchange Act [and (ii) such nomination or notice has not been withdrawn or otherwise excluded from New Vivint Parent’s proxy materials on or before the 10th day before New Vivint Parent first mails its initial proxy statement in connection with such election of directors].
Removal of Directors
Any director or the entire Vivint Smart Home board of directors may be removed, with or without cause, by the holders of not less than 80% in voting power of outstanding shares of capital stock entitled to vote at an election of directors.	Any director may be removed at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of the issued and outstanding shares of capital stock of New Vivint Parent entitled to vote in the election of directors, voting together as a single class. However, currently and for so long as the persons who are Stockholder Parties under the Stockholders Agreement own at least 30% of the issued and outstanding shares of capital stock of New Vivint Parent entitled to vote generally in the election of directors, any director or the entire board of directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of such shares.
Voting

Each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after 3 years from its date, unless the proxy provides for a longer period.

All elections, except for the election of directors, and questions presented to the stockholders at a meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock of Vivint Smart Home which are present in person or by proxy and entitled to vote thereon.

Shares of its own stock belonging to Vivint Smart Home or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by Vivint Smart Home, shall not be entitled to vote; provided,

Each share of New Vivint Parent Class A common stock is entitled to one vote on all matters properly presented at a meeting of stockholders.

Vivint Smart Home	New Vivint Parent

however, that the foregoing shall not limit the right of Vivint Smart Home or any subsidiary of Vivint Smart Home to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

The holders of Series A Preferred Stock shall be entitled to vote with the holders of common stock on all matters submitted for a vote of the holders of common stock. Each share of Series A Preferred Stock is entitled to a number of votes equal to the number of shares of common stock into which each such share of Series A Preferred Stock is then convertible, as calculated at the then effective conversion rate at the time of the related record date.

Except as provided by law and as described below, holders of Series A Preferred Stock shall vote together with the holders of common stock as a single class and are not entitled to vote as a separate class on any merger, consolidation or similar reorganization or change of control transaction involving Vivint Smart Home.

Vivint Smart Home may not, without first obtaining the written consent of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, take any of the following actions: (i) amend Vivint Smart Home’s charter in any manner that materially and adversely affects any right, preference, privilege or voting power of the Series A Preferred Stock or the holders thereof, provided that no written consent is required (1) in connection with any such amendment that results from a merger or consolidation, Vivint Smart Home is the surviving corporation in such merger and the Series A Preferred Stock remains outstanding with such rights thereof unchanged in any material and adverse respect or is converted into a new series of preferred stock having such rights thereof unchanged from the Series A Preferred Stock in any material and adverse respect, or (2) in connection with an amendment that only involves (x) an increase in the amount of authorized preferred stock or (y) authorization or designation of any series of preferred stock; (ii) issue to Blackstone any class or series of capital stock that is or would be senior to Series A Preferred Stock or would be capital stock to a subsidiary of Vivint Smart Home; (iii) issue to Blackstone any debt instrument that has any equity-like features or is entitled to any return tied to equity value, unless holders of Series A Preferred Stock are granted a right to acquire the same form of such debt instruments from Vivint Smart Home for the same price

Vivint Smart Home	New Vivint Parent
and on the same terms in an amount equal to the greater of $25,000,000 and 200% of such holders’ pro rata share; or (iv) issue any class or series of capital stock that would have parity ranking with Series A Preferred Stock, other than any such issuance to a holder other than Blackstone as consideration for a merger or consolidation.
Cumulative Voting
Delaware law allows for cumulative voting only if provided for in the Vivint Smart Home charter; however, the Vivint Smart Home charter does not authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in the New Vivint Parent’s charter; however, the New Vivint Parent’s charter does not authorize cumulative voting.
Vacancies on the Board of Directors
Unless otherwise provided by law or Vivint Smart Home’s charter, any newly created directorship or any vacancy occurring in the Vivint Smart Home board of directors for any cause may be filled by a majority of the remaining members of the board of directors, even if such majority is less than a quorum, or by a plurality of the votes cast at a meeting of stockholders, and each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is elected and qualified.	Any newly created directorship on the New Vivint Parent board of directors that results from an increase in the number of directors and any vacancy occurring in the New Vivint Parent board of directors may be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when the Stockholder Parties and their affiliates beneficially own, in the aggregate, less than 30% of voting power of the stock of New Vivint Parent entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (other than directors elected by the holders of any series of preferred stock, by voting separately as a series or together with one or more series, as the case may be) (and not by the stockholders).
Special Meeting of the Board of Directors
Special meetings of the board of directors may be called by the President, any Vice President, the Secretary or by any member of the board of directors.	The New Vivint Parent bylaws provide that special meetings of the New Vivint Parent board of directors may be called by the chairman of the New Vivint Parent board of directors or the chief executive officer.
Stockholder Action by Written Consent
Any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing,	The New Vivint Parent’s charter provides that any action required or permitted to be taken by the stockholders of New Vivint Parent at any annual or special meeting of stockholders may be taken without

Vivint Smart Home	New Vivint Parent
setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to Vivint Smart Home.	a meeting, without prior notice and without a vote if a consent in writing setting forth the action is signed by all the stockholders entitled to vote with respect to that action having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of New Vivint Parent’s stock entitled to vote thereon were present and voted; provided that the Stockholder Parties own at least 30% in voting power of the issued and outstanding shares of capital stock of New Vivint Parent entitled to vote in the election of directors. At any time when the Stockholder Parties beneficially own, in the aggregate, less than 30% of the total voting power of all the then outstanding shares of stock of New Vivint Parent entitled to vote generally in the election of directors, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent of stockholders in lieu of a meeting, unless such action is recommended by all directors then in office; provided, however, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock.
Amendment to Certificate of Incorporation
Under Delaware law, an amendment to a charter generally requires the approval of Vivint Smart Home’s board of directors and a majority of the combined voting power of the then outstanding shares of voting stock, voting together as a single class.	The New Vivint Parent’s charter provides that at any time when the Stockholder Parties and their affiliates beneficially own, in the aggregate, less than 30% in voting power of New Vivint Parent’s stock entitled to vote generally in the election of directors, the following provisions in New Vivint Parent’s charter may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power all the then outstanding shares of New Vivint Parent’s stock entitled to vote thereon, voting together as a single class: Article V of the New Vivint Parent’s charter relating to amendment of the New Vivint Parent’s charter and bylaws, Article VI of the New Vivint Parent’s charter relating to the board of directors, Article VII of the New Vivint Parent’s charter relating to limitation of director liability, Article VIII of the New Vivint Parent’s charter relating to stockholder actions by written consent and annual and special stockholder

Vivint Smart Home	New Vivint Parent

meetings, Article IX of the New Vivint Parent’s charter relating to competition and corporate opportunities, Article X of the New Vivint Parent’s charter relating to DGCL Section 203 and business combinations and Article XI(B) of the New Vivint Parent’s charter relating to exclusive forum.

For any other amendment, the New Vivint Parent’s charter applies Delaware law, which allows an amendment to a charter generally with the affirmative vote of a majority of the outstanding shares of voting stock entitled to vote thereon, voting together as a single class.

Amendment of Bylaws
Vivint Smart Home’s board of directors, acting by majority vote, is expressly authorized to make, alter, amend or repeal the Vivint Smart Home bylaws.	The New Vivint Parent’s charter provides that the board of directors is expressly authorized to adopt, amend or repeal the bylaws of New Vivint Parent, and New Vivint Parent may not adopt, amend or repeal any bylaw unless such action is approved by the affirmative vote of the holders of a majority of the voting power of outstanding New Vivint Parent Class A common stock; provided, however, at any time when the Stockholder Parties beneficially own less than 30% of the total voting power of all the then outstanding shares of stock of New Vivint Parent entitled to vote generally in the election of directors, the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of stock of New Vivint Parent entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of New Vivint Parent to alter, amend, repeal or rescind, in whole or in part, any provision of the bylaws or to adopt any provision inconsistent therewith.
Quorum

Board of Directors. At all meetings of the Vivint Smart Home board of directors, the directors entitled to cast a majority of the votes of the whole board of directors shall constitute a quorum for the transaction of business.

Stockholders. The presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of stock entitled to vote at the meeting will constitute a quorum at any meeting of stockholders, except as otherwise provided by law, the Vivint Smart Home charter or the Vivint Smart Home bylaws. Shares of its own stock belonging to Vivint Smart Home or to another corporation, if a majority of the shares entitled

Board of Directors. At all meetings of New Vivint Parent’s board of directors, a majority of the directors will constitute a quorum for the transaction of business.

Stockholders. The holders of record of a majority of the voting power of the New Vivint Parent’s capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, constitute a quorum at all meetings of New Vivint Parent stockholders for the transaction of business.

Vivint Smart Home	New Vivint Parent
to vote in the election of directors of such other corporation is held, directly or indirectly, by Vivint Smart Home, shall not be counted for quorum purposes.
Interested Directors

Under Section 144 of the DGCL, no contract or transaction between Vivint Smart Home and one or more directors or officers, or between Vivint Smart Home and any other entity in which Vivint Smart Home’s directors or officers are directors or officers or have a financial interest will be void or voidable solely for that reason if (1) the material facts as to such interested director’s relationship or interests are disclosed or known to the Vivint Smart Home’s board of directors and the Vivint Smart Home’s board of directors in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though less than a quorum, (2) such material facts are disclosed or known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by the stockholders, or (3) the transaction is fair as to Vivint Smart Home as of the time it is authorized, approved or ratified.

To the fullest extent permitted by law, except as may be otherwise agreed in writing between such director and Vivint Smart Home, (1) no director of Vivint Smart Home (other than any director who is an executive officer of Vivint Smart Home) will have any duty to refrain from engaging in the same or similar activities or line of business at Vivint Smart Home or any of its subsidiaries or doing business with any client, customer or vendor of Vivint Smart Home, and (2) no director shall be deemed to have breached any duty (fiduciary or otherwise), if any, to Vivint Smart Home or its subsidiaries or stockholders solely by reason of any director of Vivint Smart Home (other than any director who is an executive officer of Vivint Smart Home) engaging in any such activity or entering into such transactions.

Vivint Smart Home renounces any interest or expectation in, nor right to be informed of, any corporate opportunity, and in the event that any director of Vivint Smart Home (other than any director who is an executive officer of Vivint Smart Home) acquires knowledge of a potential transaction that may be a corporate opportunity, to the fullest extent permitted by law, such director will have no duty (fiduciary or otherwise) or obligation to communicate or offer such

The New Vivint Parent’s charter provides that in the event that a non-employee director (including any non-employee director who serves as an officer of New Vivint in both its director and officer capacities) or its affiliates acquires knowledge of a potential transaction that may be a corporate opportunity, if knowledge of the potential transaction was not obtained solely in connection with such person’s capacity as director or officer of any of New Vivint Parent, then such non-employee director has no duty to communicate or offer such transaction or other business opportunity to New Vivint Parent and its respective affiliates and stockholders and, to the fullest extent permitted by law, will not be liable to New Vivint Parent and its respective affiliates and stockholders for any breach or alleged breach of any fiduciary duty in respect of such corporate opportunity.

See also “—Interested Stockholders” below.

Vivint Smart Home	New Vivint Parent
corporate opportunity to Vivint Smart Home and its subsidiaries and stockholders and will not be liable to Vivint Smart Home and its subsidiaries and stockholders for breach of any fiduciary duty in respect of such corporate opportunity
Interested Stockholders
See “—Interested Directors” above and “—Anti-Takeover Provisions and other Stockholder Provisions” below.

New Vivint Parent’s charter provides that to the maximum extent permitted from time to time by Delaware law, New Vivint Parent renounces any interest or expectancy that New Vivint Parent has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to New Vivint Parent’s officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are New Vivint Parent’s or New Vivint Parent’s subsidiaries’ employees.

New Vivint Parent’s charter provides that, to the fullest extent permitted by law, none of the Stockholder Parties or any of their affiliates or any director who is not employed by New Vivint Parent (including any non-employee director who serves as one of New Vivint Parent’s officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which New Vivint Parent or its affiliates now engage or propose to engage or (2) otherwise competing with New Vivint Parent or its affiliates.

To the fullest extent permitted by law, in the event that any Stockholder Party or non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for New Vivint Parent or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to New Vivint Parent or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity.

See also “—Anti-Takeover Provisions and other Stockholder Protections” below.

Special Stockholder Meetings
A special meeting of Vivint Smart Home’s stockholders may be called at any time by the chairman of the board	The New Vivint Parent’s charter provides that special meetings of stockholders for any purpose or purposes

Vivint Smart Home	New Vivint Parent
of directors or the board of directors, but such special meetings may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.	may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, that at any time when the Stockholder Parties beneficially own, in the aggregate, at least 30% of the total voting power of all the then outstanding shares of stock of New Vivint Parent entitled to vote generally in the election of directors, special meetings of the stockholders of the New Vivint Parent for any purpose or purposes shall also be called by or at the direction of the board of directors or the chairman of the board of directors at the request of Blackstone.
Notice of Stockholder Meetings

Notice stating the place, if any, date and hour of each meeting of Vivint Smart Home’s stockholders, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in case of a special meeting, the purpose or purposes for which the meeting is called will, unless otherwise provided by law or Vivint Smart Home’s governing documents, be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

The holders of the shares of Series A Preferred Stock shall be entitled to receive notice of all stockholders’ meetings (or advance notice of any action by written consent) in accordance with Vivint Smart Home’s governing documents as if the holders of Series A Preferred Stock were holders of common stock.

Whenever stockholders are required or permitted to take any action at a meeting, a timely notice in writing or by electronic transmission, in the manner provided in Section 232 of the DGCL, of the meeting, which shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purposes for which the meeting is called, shall be mailed to or transmitted electronically by the Secretary of New Vivint Parent to each stockholder of record entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting. Unless otherwise provided by law, the charter or the bylaws, notice shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.
Stockholder Proposals (Other than Nomination of Persons for Election as Directors)
Any proper business, including the election of directors, may be transacted at the annual meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.	No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in New Vivint Parent’s notice of meeting (or any supplement thereto) delivered pursuant to the bylaws, (ii) properly brought before the annual meeting by or at the direction of the board or (iii) otherwise properly brought before the annual meeting by any stockholder of New Vivint Parent who is entitled to vote at the meeting, who complies

Vivint Smart Home	New Vivint Parent

with the notice procedures set forth in the bylaws and who is a stockholder of record at the time such notice is delivered to the Secretary of New Vivint Parent.

The stockholder must (i) give timely notice thereof in proper written form to the Secretary of New Vivint Parent, and (ii) the business must be a proper matter for stockholder action. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of New Vivint Parent not less than ninety (90) or more than one-hundred twenty (120) days before the meeting. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the New Vivint Parent bylaws.

Stockholder Nominations of Persons for Election as Directors
Nominations of persons for election to the Vivint Smart Home board of directors at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in Vivint Smart Home’s notice of such special meeting, may be made (i) by or at the direction of the board of directors or (ii) by any stockholder of Vivint Smart Home (x) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in Vivint Smart Home’s bylaws.

Nominations of persons for election to the New Vivint Parent board of directors may be made at an annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in New Vivint Parent’s notice of such special meeting, (i) by or at the direction of the New Vivint Parent board of directors or (ii) by any stockholder of New Vivint Parent who is entitled to vote at the meeting, who complies with the notice procedures set forth in the bylaws and who is a stockholder of record at the time such notice is delivered to the Secretary of New Vivint Parent.

For a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of New Vivint Parent (i) in the case of an annual meeting, not later than the close of business not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting or, if the number of directors to be elected to the board of directors is increased and the first public announcement naming all of the nominees for directors or specifying the size of the increased board of directors is less than 100 days prior to the meeting, the close of business on the 10th day following the day on which public announcement of the date of

Vivint Smart Home	New Vivint Parent
such meeting is first made; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by New Vivint Parent. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the New Vivint Parent bylaws.
Limitation of Liability of Directors and Officers
A director of Vivint Smart Home shall not be personally liable to Vivint Smart Home or its stockholders for monetary damages for breach of fiduciary duty owed to Vivint Smart Home and its stockholders. Neither the amendment nor appeal of this provision in Vivint Smart Home’s charter nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of Vivint Smart Home existing at the time of such amendment, repeal, adoption or modification.	A director of New Vivint Parent shall not be personally liable to New Vivint Parent or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same now exists or may hereafter be amended.
Indemnification of Directors, Officers, Employees and Agents

New Vivint Parent will indemnify any person for any proceeding by reason of being a director or officer of New Vivint Parent or, while a director or officer, is or was serving at the request of New Vivint Parent as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise if such proceeding or part thereof was authorized by New Vivint Parent’s board of directors.

The right to indemnification covers all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection with such proceeding. It also includes the right to be paid by New Vivint Parent the expenses (including attorney’s fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition, provided, however, that, if the DGCL requires, an advancement of expenses will be made only upon

Vivint Smart Home	New Vivint Parent

delivery to New Vivint Parent of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it will ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnitee is not entitled to be indemnified for the expenses.

Such rights will continue as to an indemnitee who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors and administrators.

Dividends, Distributions and Stock Repurchases

Dividends upon the capital stock of Vivint Smart Home, subject to the provisions of the Vivint Smart Home charter, may be declared by the board of directors at any regular or special meeting, and may be paid in cash, property or shares of capital stock of Vivint Smart Home.

If Vivint Smart Home’s board of directors (or, in the event of a reorganization event, the board of directors of the relevant successor parent, as applicable) shall declare a dividend upon the then outstanding shares of common stock, Vivint Smart Home shall also declare and pay to each holder of outstanding shares of Series A Preferred Stock a dividend or distribution, as the case may be, in respect of each share of Series A Preferred Stock held by such holder, the amount and kind of dividends or distributions as would be payable in respect of the number of shares of common stock issuable upon the conversion of a share of Series A Preferred Stock assuming such share of Series A Preferred Stock had been converted immediately prior to the record date.

Subject to the rights of the holders of New Vivint Parent preferred stock, and to the other provisions of the New Vivint Parent’s charter, dividends and other distributions in cash, property or capital stock of New Vivint Parent may be declared and paid ratably on the Class A common stock out of the assets of New Vivint Parent which are legally available for this purpose at such times and in such amounts as the board of directors in its discretion shall determine.
Liquidation
Upon any liquidation, dissolution or winding up of Vivint Smart Home, after satisfaction of all liabilities and obligations to creditors of Vivint Smart Home and any senior stock and before any distribution or payment is made to holders of any junior stock, each holder of Series A Preferred Stock shall be entitled to receive, out of the assets of Vivint Smart Home or proceeds thereof, (i) the stated value per share less the amount of any cash dividends, and less the fair market value of any non-cash dividends, in each case previously paid to such holder of Series A Preferred Stock in respect of each such share and (ii) the amount of cash and the fair market value of any securities or other property that a holder of Series A Preferred Stock would have received	The New Vivint Parent’s charter provides that, in the event of any liquidation, dissolution or winding up of New Vivint Parent, the holders of shares of New Vivint Parent Class A common stock are entitled to receive, subject to the preferential rights as to distributions upon such liquidation event of each of the creditors of New Vivint Parent and the holders of all classes or series of stock at the time outstanding, their ratable and proportionate share of the remaining assets of New Vivint Parent.

Vivint Smart Home	New Vivint Parent
in respect of each share of Series A Preferred Stock held by such holder had such holder, immediately prior to such liquidation, converted its shares of Series A Preferred Stock into shares of common stock pursuant to the certificate of designation.
Conversion

There are no conversion rights relating to shares of Vivint Smart Home common stock.

At any time, each holder of Series A Preferred Stock shall have the right, at such holder’s option and by delivery of written notice to Vivint Smart Home, to convert any or all of such holder’s shares of Series A Preferred Stock into shares of common stock.

In the event of (i) a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of Vivint Smart Home’s common stock for an aggregate public offering price of not less than $100,000,000 and in connection with which the common stock will be listed on the NYSE or Nasdaq, or (ii) a reorganization event, such as a merger or consolidation, or if, following the receipt of any participating dividend in cash or freely tradeable securities, the unreturned basis is zero or a negative number, each share of Series A Preferred Stock then outstanding will automatically convert, without any action on the part of any holder thereof, into shares of common stock at the then effective conversion rate, as may be adjusted pursuant to the certificate of designation.

There are no conversion rights relating to the New Vivint Parent Class A common stock.

The New Vivint Parent board of directors is authorized to issue preferred stock that is convertible into, or exchangeable for, shares of any other class or series of stock of New Vivint Parent at any price or rate of exchange and with such adjustments as may be stated in the resolutions of the board establishing such class or series of preferred stock.

Recapitalizations, Reclassifications and Other Changes
The Vivint Smart Home charter does not contain such provisions.	The New Vivint Parent’s charter does not contain such provisions.
Supermajority Voting Provisions
Any director or the entire Vivint Smart Home board of directors may be removed, with or without cause, by the holders of not less than 80% in voting power of outstanding shares of capital stock entitled to vote at an election of directors.	At any time when the Stockholder Parties and their affiliates beneficially own less than 30% of the total voting power of all outstanding shares of New Vivint Parent’s stock entitled to vote generally in the election of directors, any director or the entire board of directors may be removed from office only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of the issued and outstanding shares of capital stock of New Vivint Parent entitled to vote in the election of directors.

Vivint Smart Home	New Vivint Parent

At any time when the Stockholder Parties and their affiliates beneficially own, in the aggregate, less than 30% in voting power of New Vivint Parent’s stock entitled to vote generally in the election of directors, the affirmative vote of the holders of at least 66 2/3% in voting power all the then outstanding shares of New Vivint Parent’s stock entitled to vote thereon, voting together as a single class: Article V of the New Vivint Parent’s charter relating to amendment of the New Vivint Parent’s charter and bylaws, Article VI of the New Vivint Parent’s charter relating to the board of directors, Article VII of the New Vivint Parent’s charter relating to limitation of director liability, Article VIII of the New Vivint Parent’s charter relating to stockholder actions by written consent and annual and special stockholder meetings, Article IX of the New Vivint Parent’s charter relating to competition and corporate opportunities, Article X of the New Vivint Parent’s charter relating to DGCL Section 203 and business combinations and Article XI(B) of the New Vivint Parent’s charter relating to exclusive forum.

At any time when the Stockholder Parties beneficially own less than 30% of the total voting power of all the then outstanding shares of stock of New Vivint Parent entitled to vote generally in the election of directors, the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of stock of New Vivint Parent entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of New Vivint Parent to alter, amend, repeal or rescind, in whole or in part, any provision of the bylaws or to adopt any provision inconsistent therewith.

Anti-Takeover Provisions and other Stockholder Protections

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of Vivint Smart Home voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

The Vivint Smart Home charter contains an election, as permitted by Delaware law, to be exempt from the requirements of Section 203 of the DGCL, and Vivint

The New Vivint Parent’s charter requires approval by the board of directors and authorization at an annual or special meeting of stockholders, and not by written consent, by a supermajority vote of at least 66 2/3% of the outstanding voting stock of New Vivint Parent which is not owned by the interested stockholder for any action of stockholders related to business combinations.

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a

Vivint Smart Home	New Vivint Parent
Smart Home is therefore not governed by the terms of this provision of the DGCL.

stockholder owning 15% or more of New Vivint Parent’s voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

The New Vivint Parent’s charter contains an election, as permitted by Delaware law, to be exempt from the requirements of Section 203 of the DGCL, and New Vivint Parent is therefore not governed by the terms of this provision of the DGCL.

Stockholder Rights Plan

While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

Vivint Smart Home does not have a stockholder rights plan currently in effect, but under the DGCL, Vivint Smart Home’s board of directors could adopt such a plan without stockholder approval.

While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

New Vivint Parent does not have a stockholder rights plan currently in effect, but under the DGCL, New Vivint Parent’s board of directors could adopt such a plan without stockholder approval.

Preemptive Rights
There are no preemptive rights relating to shares of Vivint Smart Home common stock.	There are no preemptive rights relating to shares of New Vivint Parent Class A common stock.
Duties of Directors

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing, and the duty of care requires directors in managing Vivint Smart Home’s affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.

Vivint Smart Home’s board of directors may exercise all such powers of Vivint Smart Home and do all such lawful acts and things as are not by statute or the Vivint Smart Home’s charter or bylaws directed or required to be exercised or done solely by the stockholders.

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing, and the duty of care requires directors in managing New Vivint Parent’s affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.

New Vivint Parent’s board of directors may exercise all such authority and powers of New Vivint Parent and do all such lawful acts and things as are not by statute or the New Vivint Parent’s charter directed or required to be exercised or done solely by the stockholders.

Vivint Smart Home	New Vivint Parent

Inspection of Books and Records; Stockholder Lists

Inspection. Under Section 220 of the DGCL, any stockholder, in person or by attorney or other agent, has, upon written demand under oath stating the purpose thereof, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from Vivint Smart Home’s stock ledger, a list of its stockholders and its other books and records.

Voting List. Vivint Smart Home will prepare and make available, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting. The list will be open to the examination of any stockholder, for any purpose germane to the meeting, as required by applicable law.

Inspection. Under Section 220 of the DGCL, any stockholder, in person or by attorney or other agent, has, upon written demand under oath stating the purpose thereof, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from New Vivint Parent’s stock ledger, a list of its stockholders and its other books and records.

Voting List. New Vivint Parent will prepare, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting. The list will be open to the examination of any stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting either (i) on a reasonably accessible electronic network or (ii) during ordinary business hours at the principal place of business of New Vivint Parent. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting will be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present.

Choice of Forum
The Vivint Smart Home charter designates the Court of Chancery of the State of Delaware as the exclusive forum for (i) any derivative action or proceeding brought on behalf of Vivint Smart Home, (ii) any claim of breach of a fiduciary duty owed by any of Vivint Smart Home’s directors, officers, employees or agents to Vivint Smart Home or its stockholders, (iii) any claim arising pursuant to any provision of its charter, bylaws or the DGCL, (iv) any action to interpret, apply, enforce or determine the validity of Vivint Smart Home’s charter or bylaws or (v) any claim governed by the internal affairs doctrine.	The New Vivint Parent’s charter designates the Court of Chancery of the State of Delaware as the exclusive forum for (i) any derivative action brought by a stockholder on behalf of New Vivint Parent, (ii) any claim of breach of a fiduciary duty owed by any of New Vivint Parent’s directors, officers, stockholders or employees, (iii) any claim against New Vivint Parent arising under its charter, bylaws or the DGCL or (iv) any claim against New Vivint Parent governed by the internal affairs doctrine.

Description of New Vivint Capital Stock

As a result of the merger, Vivint Smart Home stockholders who receive shares of New Vivint Parent Class A common stock in the merger will become New Vivint Parent stockholders. Your rights as New Vivint Parent stockholders will be governed by Delaware law and New Vivint Parent’s charter and bylaws. The following description of the material terms of New Vivint Parent’s capital stock, including the common stock and preferred stock to be issued in the merger, reflects the anticipated state of affairs upon completion of the merger. We urge you to read the applicable provisions of Delaware law and New Vivint Parent’s forms of charter and bylaws carefully and in their entirety because they describe your rights as a holder of shares of New Vivint Parent Class A common stock.

In connection with the merger, New Vivint Parent will amend and restate its certificate of incorporation and bylaws. The following is a description of the material terms of, and is qualified in its entirety by, New Vivint Parent’s charter and bylaws, each of which will be in effect upon the consummation of the merger, the forms of which are filed as Annex B to the registration statement of which this proxy statement/consent solicitation statement/prospectus is a part.

New Vivint Parent’s purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the consummation of the merger, New Vivint Parent’s authorized capital stock will consist of [●] shares of Class A common stock, par value $0.0001 per share, and [●] shares of preferred stock, par value $0.0001 per share. No shares of preferred stock will be issued or outstanding immediately after the merger. Unless New Vivint Parent’s board of directors determines otherwise, New Vivint Parent will issue all shares of its capital stock in uncertificated form.

Common Stock

Holders of New Vivint Parent Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election or removal of directors. The holders of New Vivint Parent’s Class A common stock do not have cumulative voting rights in the election of directors. Upon New Vivint Parent’s liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of New Vivint Parent’s Class A common stock will be entitled to receive pro rata New Vivint Parent’s remaining assets available for distribution. Holders of New Vivint Parent’s Class A common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by New Vivint Parent. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of New Vivint Parent’s Class A common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of New Vivint Parent’s Class A common stock will be subject to those of the holders of any shares of New Vivint Parent’s preferred stock New Vivint Parent may authorize and issue in the future.

As of [August 9], 2019, Mosaic had approximately 34,500,000 shares of Class A common stock, par value $0.0001 per share, and 8,625,000 shares of Class F common stock, par value $0.0001 per share, issued and outstanding [and [●] holders of record of common stock]. After giving effect to the merger, we expect New Vivint Parent will have approximately [●] shares of common stock outstanding.

Preferred Stock

New Vivint Parent’s charter will authorize New Vivint Parent’s board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the NYSE, the authorized shares of preferred stock will be available for issuance without further action by you. New Vivint Parent’s board of directors may determine, with respect to any series of preferred stock, the powers including preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which New Vivint Parent’s board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of New Vivint Parent’s affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of New Vivint Parent or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

New Vivint Parent could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of New Vivint Parent’s Class A common stock might believe to be in their best interests or in which the holders of New Vivint Parent’s Class A common stock might receive a premium for your Class A common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of New Vivint Parent’s Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of New Vivint Parent’s Class  A common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus”, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of New Vivint Parent’s board of directors. The time and amount of dividends will be dependent upon New Vivint Parent’s financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in New Vivint Parent’s debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors New Vivint Parent’s board of directors may consider relevant.

New Vivint Parent has no current plans to pay dividends on its Class A common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of New Vivint Parent’s board of directors and will depend on, among other things, New Vivint Parent’s results of operations, cash requirements, financial condition, contractual restrictions and other factors that New Vivint Parent’s board of directors may deem relevant. Because New Vivint Parent is a holding company and has no direct operations, New Vivint Parent will only be able to pay dividends from funds it receive from its subsidiaries. In addition, New Vivint Parent’s ability to pay dividends will be limited by covenants in its existing indebtedness and may be limited by the agreements governing other indebtedness that it or its subsidiaries incur in the future.

Annual Stockholder Meetings

New Vivint Parent’s bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by New Vivint Parent’s board of directors. To the extent permitted under applicable law, New Vivint Parent may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of New Vivint Parent’s charter and Bylaws and Certain Provisions of Delaware Law

New Vivint Parent’s charter and bylaws will contain and the DGCL contains provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of New Vivint Parent’s board of directors. These provisions are intended to avoid costly takeover battles, reduce New Vivint Parent’s vulnerability to a hostile change of control and enhance the ability of New Vivint Parent’s board of directors to maximize stockholder value in connection with any unsolicited offer to acquire New Vivint Parent. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of New Vivint Parent by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares.

However, the listing requirements of the NYSE, which would apply if and so long as New Vivint Parent’s Class A common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

New Vivint Parent’s board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of New Vivint Parent or the removal of New Vivint Parent’s management. Moreover, New Vivint Parent’s authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved Class A common stock or preferred stock may be to enable New Vivint Parent’s board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of New Vivint Parent by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of New Vivint Parent’s management and possibly deprive New Vivint Parent’s stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Classified Board of Directors

New Vivint Parent’s charter provides that New Vivint Parent’s board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with each director serving a three-year term. As a result, approximately one-third of New Vivint Parent’s board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of New Vivint Parent’s board of directors. New Vivint Parent’s charter and bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations

New Vivint Parent has opted out of Section 203 of the DGCL; however, New Vivint Parent’s charter will contain similar provisions providing that New Vivint Parent may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, New Vivint Parent’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of New Vivint Parent’s voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by New Vivint Parent’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of holders of at least 66 2/3% of New Vivint Parent’s outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of New Vivint Parent’s outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with New Vivint Parent for a three-year period. This provision may encourage companies interested in acquiring New Vivint Parent to negotiate in advance with New Vivint Parent’s board of directors because the stockholder approval requirement would be avoided if New Vivint Parent’s board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in New Vivint Parent’s board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

New Vivint Parent’s charter will provide that Blackstone, its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in New Vivint Parent’s charter, a director serving on a classified board may be removed by the stockholders only for cause. New Vivint Parent’s charter will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when the Stockholder Parties and their affiliates beneficially own in the aggregate, less than 30% of the total voting power of all outstanding shares of New Vivint Parent’s stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, New Vivint Parent’s charter will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding and the rights granted pursuant to the Stockholders Agreement, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on the board of directors will be filled only by the affirmative vote of a majority of the remaining directors (other than directors elected by the holders of any series of preferred stock, voting separately as a series or together with one or more series, as the case may be), even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, that subject to the rights of the holders of preferred stock or those granted pursuant to the Stockholders Agreement, at any time when the Stockholder Parties and their affiliates beneficially own, in the aggregate, less than 30% of the total voting power of all then outstanding shares of stock of New Vivint Parent entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (other than directors elected by the holders of any series of preferred stock, by voting separately as a series or together with one or more series, as the case may be) (and not by the stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the charter specifically authorizes cumulative voting. New Vivint Parent’s charter will not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of New Vivint Parent’s stock entitled to vote generally in the election of directors will be able to elect all New Vivint Parent’s directors.

Special Stockholder Meetings

New Vivint Parent’s charter will provide that special meetings of New Vivint Parent’s stockholders may be called at any time only by or at the direction of the board of directors or the chairperson of the board of directors; provided, however, at any time when the Stockholder Parties and their affiliates beneficially own, in the aggregate, at least 30% in voting power of the stock entitled to vote generally in the election of directors, special meetings of New Vivint Parent’s stockholders shall also be called by or at the direction of the board of directors or the chairperson of the board of directors at the request of Blackstone and its affiliates. New Vivint Parent’s bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of New Vivint Parent.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

New Vivint Parent’s bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide New Vivint Parent with certain information. Generally, to be timely, a stockholder’s notice must be received at New Vivint Parent’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. New Vivint Parent’s bylaws also specify requirements as to the form and content of a stockholder’s notice. New Vivint Parent’s bylaws will allow the chairperson of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of New Vivint Parent.

Consent of Stockholders in Lieu of Meeting

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of New Vivint Parent’s stock entitled to vote thereon were present and voted, unless New Vivint Parent’s charter provides otherwise. New Vivint Parent’s charter will preclude stockholder action by any consent in lieu of a meeting at any time when the Stockholder Parties and their affiliates own, in the aggregate, less than 30% in voting power of New Vivint Parent’s stock entitled to vote generally in the election of directors.

Supermajority Provisions

New Vivint Parent’s charter and bylaws will provide that the board of directors is expressly authorized to make, amend, alter, change, add to, rescind or repeal, in whole or in part, New Vivint Parent’s bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or New Vivint Parent’s charter. For as long as the Stockholder Parties and their affiliates beneficially own, in the aggregate, at least 30% in voting power of New Vivint Parent’s stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition or repeal of New Vivint Parent’s bylaws by New Vivint Parent’s stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of New Vivint Parent’s stock present in person or represented by proxy and entitled to vote on such amendment, alteration, rescission or repeal. At any time when the Stockholder Parties and their affiliates beneficially own, in the aggregate, less than 30% in voting power of New Vivint Parent’s stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of New Vivint Parent’s bylaws by New Vivint Parent’s stockholders requires the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

New Vivint Parent’s charter will provide that at any time when the Stockholder Parties and their affiliates beneficially own, in the aggregate, less than 30% in voting power of New Vivint Parent’s stock entitled to vote generally in the election of directors, the following provisions in New Vivint Parent’s charter may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power all the then outstanding shares of New Vivint Parent’s stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend New Vivint Parent’s bylaws;

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on New Vivint Parent’s board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•	the provisions providing the exclusive forum for certain claims and controversies; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the lack of cumulative voting and the supermajority voting requirements will make it more difficult for New Vivint Parent’s existing stockholders to replace New Vivint Parent’s board of directors as well as for another party to obtain control of New Vivint Parent by replacing New Vivint Parent’s board of directors. Because New Vivint Parent’s board of directors has the power to retain and discharge New Vivint Parent’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of New Vivint Parent’s management or New Vivint Parent, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of New Vivint Parent’s board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of New Vivint Parent. These provisions are designed to reduce New Vivint Parent’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for New Vivint Parent’s shares and, as a consequence, they also may inhibit fluctuations in the market price of New Vivint Parent’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, New Vivint Parent’s stockholders will have appraisal rights in connection with a merger or consolidation of New Vivint Parent. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of New Vivint Parent’s stockholders may bring an action in New Vivint Parent’s name to procure a judgment in New Vivint Parent’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of New Vivint Parent’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

New Vivint Parent’s charter will provide that unless New Vivint Parent consents to the selection of an alternative forum, any (1) derivative action or proceeding brought on behalf of New Vivint Parent, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee to New Vivint Parent or its stockholders, (3) action asserting a claim arising pursuant to any provision of the DGCL or New Vivint Parent’s charter or New Vivint Parent’s bylaws or (4) action asserting a claim governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of New Vivint Parent shall be deemed to have notice of and consented to the forum provisions in New Vivint Parent’s charter. In addition, the provisions described above will not apply to suits brought to enforce a duty or liability created by the federal securities laws or any other claim for which the federal courts have exclusive jurisdiction.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. New Vivint Parent’s charter will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that New Vivint Parent has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to New Vivint Parent’s officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are New Vivint Parent’s or New Vivint Parent’s subsidiaries’ employees. New Vivint Parent’s charter will provide that, to the fullest extent permitted by law, none of the Stockholder Parties or any of their affiliates or any director who is not employed by New Vivint Parent (including any non-employee director who serves as one of New Vivint Parent’s officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which New Vivint Parent or its affiliates now engage or propose to engage or (2) otherwise competing with New Vivint Parent or its affiliates. In addition, to the fullest extent permitted by law, in the event that any Stockholder Party or non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for New Vivint Parent or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to New Vivint Parent or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. New Vivint Parent’s charter will not renounce New Vivint Parent’s interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of New Vivint Parent. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for New Vivint Parent unless New Vivint Parent would be permitted to undertake the opportunity under its charter, New Vivint Parent has sufficient financial resources to undertake the opportunity and the opportunity would be in line with New Vivint Parent’s business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. New Vivint Parent’s charter will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of New Vivint Parent and its stockholders, through stockholders’ derivative suits on New Vivint Parent’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

New Vivint Parent’s bylaws will provide that New Vivint Parent must indemnify and advance expenses to New Vivint Parent’s directors and officers to the fullest extent authorized by the DGCL. New Vivint Parent also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for New Vivint Parent’s directors, officers and certain employees for some liabilities. New Vivint Parent believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in New Vivint Parent’s charter and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.

These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New Vivint Parent and its stockholders. In addition, your investment may be adversely affected to the extent New Vivint Parent pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of Vivint Smart Home’s or Mosaic’s directors, officers or employees for which indemnification is sought.

Certain Relationships and Related Party Transactions

Certain Relationships and Related Person Transactions—New Vivint

Stockholders Agreement

In connection with the execution of the merger agreement, New Vivint entered into a Stockholders Agreement with the Stockholder Parties, which provides for certain rights, including director appointment and board observer rights, for certain stockholders. The Stockholders Agreement will become effective upon the consummation of the merger. See “Other Agreements—Stockholders Agreement”, which disclosure is incorporated herein by reference.

Registration Rights Agreement

In connection with the execution of the merger agreement, New Vivint entered into a registration rights agreement with the Investors and certain other stockholders of New Vivint, which provides for customary “demand” and “piggyback” registration rights for certain stockholders. The registration rights agreement will become effective upon the consummation of the merger. See “Other Agreements—Registration Rights Agreement”, which disclosure is incorporated herein by reference.

Amended and Restated Support and Services Agreement

In connection with the execution of the merger agreement, Mosaic, BMP and certain subsidiaries of Vivint Smart Home who were parties to the Support and Services Agreement entered into in connection with the 2012 Blackstone Acquisition entered into an amended and restated support and services agreement, which provides that BMP shall make available to New Vivint certain support services in exchange for a fee equal to 1% of New Vivint’s “Consolidated EBITDA” (as defined in the amended and restated support and services agreement) until the Post-Merger Exit Date. The amended and restated support and services agreement will become effective upon the consummation of the merger. See “Other Agreements—Support and Services Agreement—Amended and restated support and services agreement”, which disclosure is incorporated herein by reference.

Procedures with Respect to Review and Approval of Related Person Transactions

In connection with the merger, New Vivint expects to adopt a formal written policy for the review and approval of transactions with related persons. Such policy will require, among other things, that:

•

any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by an approving body comprised of the disinterested and independent members of the board of directors of New Vivint Parent or any committee of the board of directors of New Vivint Parent, provided that a majority of the members of the board of directors or such committee, respectively, are disinterested; and

•

any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors of New Vivint Parent or recommended by the compensation committee to the board of directors of New Vivint Parent for its approval.

In connection with the review and approval or ratification of a related person transaction:

•

management must disclose to the approving body the name of the related person and the basis on which the person is a related person, the related person’s interest in the transaction, the material terms of the related person transaction, including the business purpose of the transaction, the approximate dollar value of the amount involved in the transaction, the approximate dollar value of the amount of the related person’s interest in the transaction and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•

management must advise the approving body as to whether the related person transaction complies with the terms of New Vivint’s agreements, including the agreements governing New Vivint’s material outstanding indebtedness, that limit or restrict New Vivint’s ability to enter into a related person transaction;

•

management must advise the approving body as to whether the related person transaction will be required to be disclosed in applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such statutes and related rules; and

•	management must advise the approving body as to whether the related person transaction may constitute a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy will provide that the approving body, in connection with any approval of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent” or “non-employee” director, as applicable, under the rules and regulations of the SEC and any exchange on which our securities are listed.

The related person transaction policy will also contain a standing approval for certain transactions with or related to Blackstone, including, without limitation: (1) transactions in which Blackstone may have a direct or indirect material interest entered into or in effect at the effective time of the merger; (2) transactions involving New Vivint’s securities in which Blackstone serves as an underwriter, placement agent, initial purchaser, financial advisor or in a similar capacity, and the fees and commissions received by Blackstone for such services are no greater (on a per security basis) than those received by other underwriters, placement agents, initial purchasers, financial advisors or persons performing in a similar capacity in the transaction or that would be received by an unaffiliated third party; and (3) the purchase or sale of products or services involving a Blackstone portfolio company, provided that (a) the appropriate officers of New Vivint reasonably believe the transaction to be on market terms and the subject products or services are of a type generally made available to other customers of the subject Blackstone portfolio company or (b) the aggregate value involved in such purchase or sale is expected to be less than $5 million over five years.

Certain Relationships and Related Person Transactions—Vivint Smart Home

Support and Services Agreement

In connection with the 2012 Blackstone Acquisition, 313 Acquisition and certain subsidiaries of Vivint Smart Home entered into the Support and Services Agreement with BMP, which provides that Vivint Smart Home shall reimburse BMP for any out-of-pocket expenses incurred by BMP and its affiliates and indemnify BMP and its affiliates and related parties, in each case, in connection with the 2012 Blackstone Acquisition and the related transactions and the provision of services under the Support and Services Agreement. In addition, under the Support and Services Agreement, Vivint Smart Home has engaged BMP to provide, directly or indirectly, requested monitoring, advisory and consulting services in exchange for an annual Monitoring Fee of at least the Minimum Annual Fee, as may be adjusted through a “true-up”, until the Exit Date. Vivint Smart Home incurred expenses for such services of approximately $4.2 million during the nine months ended September 30, 2019 and $4.1 million, $3.5 million and $3.7 million for the twelve months ended December 31, 2018, 2017 and 2016, respectively, in connection with this agreement. See “Other Agreements—Support and Services Agreement—Monitoring services and Fees”, which disclosure is incorporated herein by reference.

Other Transactions with Blackstone

Blackstone Advisory Partners L.P., an affiliate of Blackstone, participated as one of the arrangers of the 2022 notes in 2016, the 2022 notes and 2023 notes in 2017, the 2024 Term Loan B of APX in 2018 and the 2024 notes in 2019 and received fees at the time of closing of such issuances aggregating approximately $2.3 million.

In addition, GSO Capital Partners, an affiliate of Blackstone, is a participating lender in the 2024 Term Loan B entered into in September 2018. As of September 30, 2019 and December 31, 2018, GSO Capital Partners held $82.9 million and $75.1 million, respectively, of outstanding aggregate principal of the 2024 Term Loan B. GSO may receive proceeds of debt repayment in connection with the transactions to the extent it holds any applicable indebtedness.

We have engaged Blackstone Advisory Partners L.P., an affiliate of Blackstone, to provide certain capital markets and financial advisory services in connection with the merger and have agreed to pay, upon the closing of the merger, a fee of up to $2 million.

Agreements with Solar

Vivint Smart Home has negotiated and entered into a number of agreements with its sister company, Vivint Solar. Some of those agreements related to Vivint Solar’s use of certain of Vivint Smart Home’s information technology and infrastructure services; however, Vivint Solar stopped using such services in July 2017. In August 2017, Vivint Smart Home entered into a sales dealer agreement with Vivint Solar, pursuant to which each company will act as a non-exclusive dealer for the other party to market, promote and sell each other’s products. The sales dealer agreement has an initial term of two years and replaces substantially all of the activities being undertaken under the parties’ former marketing and customer relations agreement. Such subsidiary and Vivint Solar also agreed to extend the term of the non-solicitation provisions under an existing non-competition agreement to match the term of the sales dealer agreement. Net expenses charged to Vivint Solar in connection with these agreements was $8.4 million during the nine months ended September 30, 2019 and $17.3 million, $2.8 million and $4.6 million for the fiscal years ended December 31, 2018, 2017 and 2016, respectively. The balance due from Solar in connection with these agreements and other expenses paid on Solar’s behalf was $1.4 million at September 30, 2019 and immaterial at December 31, 2018, respectively, and is included in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets.

Transactions with Executive Officers

In each of 2016, 2017, 2018 and 2019, Vivint Smart Home entered into one-year lease agreements with Axis Aviation LLC (“Axis Aviation”), a company owned by Mr. Pedersen through a trust, for use of an airplane hangar at the Provo, Utah airport. Such lease agreements are terminable by either party on 90 days’ prior written notice without penalty. Payments to Axis Aviation pursuant to such lease agreements totaled $50,625 for the nine months ended September 30, 2019 and $67,500, $65,980 and $53,205 for the years ended December 31, 2018, 2017 and 2016, respectively.

Transaction with Fortress

The Fortress Debt Investor has previously held and/or currently hold positions in: (i) the Term Loan, (ii) the 2022 notes, (iii) the 2023 notes, and (iv) the 2024 notes, as described below. The Fortress Debt Investor acquired a $72 million face amount position in the Term Loan between September 2018 and January 2019. The Fortress Debt Investor then sold a $5.5 million face amount position in the Term Loan in February and March 2019. The Fortress Debt Investor continues to hold a $66.5 million face amount position in the Term Loan. The Fortress Debt Investor acquired a $5 million face amount position in the 2022 notes in July 2018, and exited the respective position in August 2018. The Fortress Debt Investor acquired a $40.6 million face amount position in the 2023 note between July 2018 and April 2019. The Fortress Debt Investor acquired a $20 million face amount position in the 2024 notes in April 2019. Fortress may receive proceeds of debt repayment in connection with the transactions to the extent it holds any applicable indebtedness.

Procedures with Respect to Review and Approval of Related Person Transactions

From time to time, Vivint Smart Home may do business with certain companies affiliated with Blackstone. Vivint Smart Home’s board of directors has not adopted a formal written policy for the review and approval of transactions with related persons. Presently, Vivint Smart Home’s board of directors reviews and approves transactions with related persons as appropriate. In connection with the merger, New Vivint expects to adopt a formal written policy for the review and approval of transactions with related persons. See “Certain

Relationships and Related Party Transactions—Procedures with Respect to Review and Approval of Related Party Transactions.”

Certain Relationships and Related Person Transactions—Mosaic

See “Mosaic’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Related Party Transactions”.

Price Range of Securities and Dividends

Mosaic’s units, warrants and Class A common stock are traded on the NYSE under the symbols MOSC, MOSC.U and MOSC.WS, respectively. The following table sets forth, for the periods indicated, the high and low sales prices for MOSC units, warrants and Class A common stock (ordinary shares, prior to Mosaic’s domestication) and dividends declared per share of MOSC Class A common stock as reported on the New York Stock Exchange.

There is no established public trading market for Vivint Smart Home’s common stock. The following table sets forth, for the periods indicated, dividends declared with respect to Vivint Smart Home’s common stock. Vivint Smart Home’s stockholders are urged to obtain current market quotations for MOSC Class A common stock and to carefully review the other information contained in this proxy statement/consent solicitation statement/prospectus, when considering whether to adopt the merger agreement and thereby approve the Mergers and the other transactions contemplated thereby.

Period	Mosaic							Vivint Smart Home Common Stock
	MOSC.U Units		MOSC.WS Warrants		MOSC Class A Common Stock
	High	Low	High	Low	High	Low	Dividends Declared	Dividends Declared
2019:							$—	$—
Fourth Quarter*	$10.90	$10.75	$1.15	$0.80	$10.71	$10.25
Third Quarter	10.90	10.30	1.32	0.98	10.37	10.16
Second Quarter	10.59	10.30	1.10	0.838	10.20	9.99
First Quarter	10.32	10.09	0.96	0.66	10.15	9.85
2018:							—	—
Fourth Quarter	10.29	10.08	1.42	0.90	9.905	9.65
Third Quarter	10.26	10.02	1.38	1.20	9.85	9.68
Second Quarter	10.10	9.97	1.27	1.1378	9.80	9.57
First Quarter	10.18	10.00	1.30	1.17	9.90	9.49
2017:							—	—
Fourth Quarter	10.24	10.00	1.50	1.10	9.90	9.65

*	Through October 25, 2019.

Experts

The financial statements of Mosaic Acquisition Corp. as of December 31, 2018 and 2017 and for the year ended December 31, 2018 and the period from July 26, 2017 (inception) through December 31, 2017 have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Mosaic Acquisition Corp. to continue as a going concern, as described in Note 1 to the financial statements), appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Vivint Smart Home, Inc. and Subsidiaries at December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018, included in the Proxy Statement of Mosaic Acquisition Corp., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements), and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Legal Matters

The legality of shares of Mosaic Class A common stock offered by this proxy statement/consent solicitation statement/prospectus will be passed upon for Mosaic by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Other Matters

As of the date of this proxy statement/consent solicitation statement/prospectus, the Mosaic board of directors does not know of any matters that will be presented for consideration at the Mosaic Special Meeting other than as described in this proxy statement/consent solicitation statement/prospectus. If any other matters properly come before the Mosaic Special Meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

Appraisal Rights

Under the DGCL, if a Vivint Smart Home stockholder does not wish to accept the merger consideration provided for in the merger agreement, does not consent to the adoption of the merger agreement and the merger is consummated, such stockholder has the right to seek appraisal of his, her or its shares of Vivint Smart Home common stock and to receive payment in cash for the fair value of his, her or its shares of Vivint Smart Home common stock exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value of such shares of Vivint Smart Home common stock. These rights are known as appraisal rights. The “fair value” of such shares of Vivint Smart Home common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the merger consideration that a stockholder of record is otherwise entitled to receive for the same number of shares of Vivint Smart Home common stock under the terms of the merger agreement. Stockholders of Vivint Smart Home who elect to exercise appraisal rights must comply with the provisions of Section 262 of the DGCL to perfect their rights. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. Stockholders of Vivint Smart Home who wish to exercise appraisal rights, or preserve the ability to do so, must not deliver a signed written consent adopting the merger agreement.

This section is intended only as a brief summary of the material provisions of the statutory procedures under the DGCL that a Vivint Smart Home stockholder must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is attached as Annex C to this proxy statement/consent solicitation statement/prospectus. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262 of the DGCL. Unless otherwise noted, all references in this summary to “stockholders” or “you” are to the record holders of shares of Vivint Smart Home common stock immediately prior to the effective time of the merger as to which appraisal rights are asserted. A person having a beneficial interest in shares of Vivint Smart Home common stock held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Section 262 of the DGCL requires that where a merger agreement is adopted by a written consent of stockholders in lieu of a meeting of stockholders, stockholders entitled to appraisal rights must be given notice that appraisal rights are available. A copy of Section 262 of the DGCL must be included with such notice. The notice must be provided after the merger is approved and no later than 10 days after the effective date of the merger. Only those Vivint Smart Home stockholders who did not submit a written consent adopting the merger agreement and who have otherwise complied with Section 262 of the DGCL are entitled to receive such notice. The notice may be given by Vivint Smart Home. If given at or after the effective date of the merger, the notice must also specify the effective date of the merger; otherwise, a supplementary notice will provide this information. This proxy statement/consent solicitation statement/prospectus is not intended to constitute such a notice. Do not send in your demand before the date of such notice because any demand for appraisal made prior to your receipt of such notice may not be effective to perfect your rights.

Following Vivint Smart Home’s receipt of sufficient written consents to adopt the merger agreement, Vivint Smart Home will send all non-consenting Vivint Smart Home stockholders who satisfy the other statutory conditions the notice regarding the receipt of such written consents and the availability of appraisal rights. A Vivint Smart Home stockholder electing to exercise his, her or its appraisal rights will need to take action at that time, in response to such notice, but this description is being provided to all Vivint Smart Home stockholders now so you can determine whether you wish to preserve your ability to demand appraisal rights in the future in response to such notice.

In order to preserve your right to receive notice and to demand appraisal rights, you must not deliver a written consent adopting the merger agreement. As described below, you must also continue to hold your shares through the effective date of the merger.

If you elect to demand appraisal of your shares of Vivint Smart Home common stock, you must, within 20 days after the date of mailing of the notice, make a written demand for the appraisal of your shares of Vivint Smart Home common stock to Vivint Smart Home, at the specific address which will be included in the notice of appraisal rights. Do not submit a demand before the date of the notice of appraisal rights because a demand that is made before the date of such notice may not be effective to perfect your appraisal rights.

A Vivint Smart Home stockholder wishing to exercise appraisal rights must hold of record the shares of Vivint Smart Home common stock on the date the written demand for appraisal is made. In addition, a holder must continue to hold of record the shares of Vivint Smart Home common stock through the effective date of the merger. Appraisal rights will be lost if your shares of Vivint Smart Home common stock are transferred prior to the effective time. If you are not the stockholder of record, you will need to follow special procedures as discussed further below.

If you and/or the record holder of your shares of Vivint Smart Home common stock fail to comply with all of the conditions required by Section 262 of the DGCL to perfect your appraisal rights, and the merger is completed, your shares of Vivint Smart Home common stock (assuming that you hold them through the effective time of the merger) will be converted into the right to receive the merger consideration in respect thereof, as provided for in the merger agreement, but without interest, and you will have no appraisal rights with respect to such shares.

As noted above, a holder of shares of Vivint Smart Home common stock wishing to exercise his, her or its appraisal rights must, within 20 days after the date of mailing of the notice of appraisal rights, make a written demand for the appraisal of his, her or its shares of Vivint Smart Home common stock. The demand must reasonably inform Vivint Smart Home of the identity of the stockholder of record and his, her or its intent to demand appraisal of the fair value of the shares held by such holder. Only a holder of record of shares of Vivint Smart Home common stock issued and outstanding immediately prior to the effective date will be entitled to assert appraisal rights for the shares of Vivint Smart Home common stock registered in that holder’s name. . The demand for appraisal should be executed by or on behalf of the holder of record of the shares of Vivint Smart Home common stock, fully and correctly, as the stockholder’s name appears on the Vivint Smart Home stock certificate(s), as applicable, should specify the stockholder’s name and mailing address and the number of shares registered in the stockholder’s name, and must state that the person intends thereby to demand appraisal of the stockholder’s shares of Vivint Smart Home common stock in connection with the merger. The demand cannot be made by the beneficial owner of shares of Vivint Smart Home common stock if such beneficial owner does not also hold of record such shares. A beneficial owner of shares of Vivint Smart Home common stock held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co. Any beneficial holder desiring appraisal who holds shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The beneficial holder of such shares should instruct such firm, bank or institution that the demand for appraisal be made by the record holder of the shares, which may be the nominee of a central security depository if the shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform the Company of the identity of the holder(s) of record (which may be a nominee as described above) and of such holder’s intention to seek appraisal of such shares. If shares of Vivint Smart Home common stock are owned of record in a fiduciary capacity (such as by a trustee, guardian or custodian) execution of the demand for appraisal should be made in that capacity. If the shares of Vivint Smart Home common stock are held of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal on behalf of a holder of record; however, the agent must identify the record holder or holders and expressly disclose the fact that, in executing the demand, he, she or it is acting as agent for the record holder or holders. A record holder who holds shares of Vivint Smart Home common stock as a nominee for others, may exercise appraisal rights with respect to such shares held for one or more beneficial owners, while not exercising such rights with respect to shares held for other beneficial owners. In that case, the written demand should state the number of shares of Vivint Smart Home common stock as to which appraisal is sought. Where no number of shares of Vivint Smart Home common stock is expressly mentioned, the demand for appraisal will be presumed to cover all shares of Vivint Smart Home common stock held in the name of the record holder. Stockholders who hold their shares of Vivint Smart Home common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

At any time within 60 days after the effective date of the merger, but not thereafter, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand for appraisal and accept the merger consideration for his, her or its shares of Vivint Smart Home common stock by delivering to Vivint Smart Home a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the merger will require written approval of Vivint Smart Home. Unless the demand for appraisal is properly withdrawn by the stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party within 60 days after the effective date of the merger, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any Vivint Smart Home stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the court deems just. If Vivint Smart Home does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the merger consideration for his, her or its shares of Vivint Smart Home common stock.

Within 120 days after the effective date of the merger, either Vivint Smart Home (as the surviving corporation of the merger) or any stockholder who has complied with the requirements of Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Vivint Smart Home common stock held by all stockholders entitled to appraisal. Upon the filing of such a petition by a stockholder, service of a copy of such petition shall be made upon Vivint Smart Home. Mosaic has no present intent to cause Vivint Smart Home to file such a petition and has no obligation to cause such a petition to be filed, and stockholders should not assume that Vivint Smart Home will file a petition. Accordingly, it is the obligation of the holders of Vivint Smart Home common stock to initiate all necessary action to perfect their appraisal rights in respect of such shares of Vivint Smart Home common stock within the time prescribed in Section 262 of the DGCL, as the failure of a stockholder to file such a petition within the period specified could nullify his, her or its previous written demand for appraisal. In addition, within 120 days after the effective date of the merger, any stockholder who has properly complied with the requirements for the exercise of appraisal rights, upon written request, will be entitled to receive from Vivint Smart Home a statement setting forth the aggregate number of shares of Vivint Smart Home common stock for which a written consent adopting the merger agreement was not submitted and with respect to which demands for appraisal have been received, and the aggregate number of holders of such shares. The statement must be mailed within 10 days after such written request has been received by Vivint Smart Home or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of shares of Vivint Smart Home common stock may, in such person’s own name, file a petition for appraisal or request from Vivint Smart Home such statement.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served upon Vivint Smart Home, then Vivint Smart Home will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of Vivint Smart Home common stock and with whom agreements as to the value of their shares of Vivint Smart Home common stock have not been reached. After notice to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights provided thereunder. The Delaware Court of Chancery may require stockholders who have demanded payment for their shares of Vivint Smart Home common stock to submit their stock certificates to the Delaware Register in Chancery for notation of the pendency of the appraisal proceedings, and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares of Vivint Smart Home common stock, the Delaware Court of Chancery will appraise such shares of Vivint Smart Home common stock, determining their fair value as of the effective date of the merger after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the Vivint Smart Home stock certificates, representing their shares of Vivint Smart Home common stock. Holders of Vivint Smart Home common stock considering seeking appraisal should be aware that the fair value of their shares of Vivint Smart Home common stock as determined under Section 262 could be more or less than or the same as the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares of Vivint Smart Home common stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy Unless the court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger of the merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, Vivint Smart Home may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided above only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court of Chancery and (2) interest theretofore accrued, unless paid at that time. The costs of the appraisal action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

No representation is made as to the outcome of the appraisal of fair value as determined by the court and stockholders should recognize that such an appraisal could result in a determination of a value lower than, or the same as, the merger consideration. Moreover, none of Mosaic or Vivint Smart Home anticipates offering more than the merger consideration to any stockholder exercising appraisal rights and Mosaic and Vivint Smart Home reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of Vivint Smart Home common stock is less than the per share merger consideration.

Under the merger agreement, holders of Vivint Smart Home preferred stock will have their shares converted into shares of Vivint Smart Home common stock immediately prior to the effective time. Accordingly, the foregoing discussion is applicable to holders of Vivint Smart Home preferred stock in their capacity as holders of Vivint Smart Home common stock immediately prior to the merger.

FAILING TO FOLLOW PROPER STATUTORY PROCEDURES MAY RESULT IN LOSS OF YOUR APPRAISAL RIGHTS. In view of the complexity of Section 262 of the DGCL, holders of shares of Vivint common stock who may wish to pursue appraisal rights should consult their legal and financial advisors.

Holders of Mosaic common stock are not entitled to appraisal rights in connection with the merger under Delaware law.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Mosaic Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Mosaic Acquisition Corp. (the ‘‘Company’’) as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2018 and for the period from July 26, 2017 (inception) through December 31, 2017, and the related notes (collectively referred to as the ‘‘financial statements’’). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended December 31, 2018 and for the period from July 26, 2017 (inception) through December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company does not complete a business combination by October 23, 2019, then the Company will cease all operations except for the purpose of winding down and liquidating. This mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (‘‘PCAOB’’) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2017.

New York, New York

March 18, 2019

MOSAIC ACQUISITION CORP.

BALANCE SHEETS

	December 31,
	2018	2017
Assets:
Current assets:
Cash	$892,518	$928,388
Prepaid expenses	112,675	293,423
Total current assets	1,005,193	1,221,811
Cash and investments held in Trust Account	350,437,823	345,000,000

Total Assets	$351,443,016	$346,221,811

Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$8,735	$93,876
Accrued expenses	—	5,000
Accrued expenses—related parties	37,530	42,915
Franchise tax payable	5,480	—
Income tax payable	44,449	—

Total current liabilities	96,194	141,791
Deferred underwriting commissions	12,075,000	12,075,000

Total liabilities	12,171,194	12,216,791
Commitments
Class A common stock, $0.0001 par value; 33,427,182 and 32,900,501 shares subject to possible redemption at
December 31, 2018 and 2017, respectively	334,271,820	329,005,010
Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding at December 31, 2018 and 2017, respectively	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 1,072,818 and 1,599,499 shares issued and outstanding (excluding 33,427,182 and 32,900,501 shares subject to possible redemption) at December 31, 2018 and 2017, respectively	107	160
Class F common stock, $0.0001 par value; 20,000,000 shares authorized; 8,625,000 shares issued and outstanding at December 31, 2018 and 2017, respectively	863	863
Additional paid-in capital	—	5,215,674
Retained earnings (accumulated deficit)	4,999,032	(216,687)

Total stockholders’ equity	5,000,002	5,000,010

Total Liabilities and Stockholders’ Equity	$351,443,016	$346,221,811

The accompanying notes are an integral part of these financial statements.

MOSAIC ACQUISITION CORP.

STATEMENTS OF OPERATIONS

	For the year ended December 31, 2018	For the period from July 26, 2017 (inception) through December 31, 2017
General and administrative expenses	$871,091	$216,687
Franchise tax expense	5,480	—

Loss from operations	(876,571)	(216,687)
Interest income	6,187,823	—

Income (loss) before income tax expense	5,311,252	(216,687)
Income tax expense	44,450	—

Net income (loss)	$5,266,802	$(216,687)

Weighted average shares outstanding of Class A common stock	34,500,000	34,500,000

Basic and diluted net income (loss) per share, Class A	$0.16	$0.00

Weighted average shares outstanding of Class F common stock	8,625,000	8,625,000

Basic and diluted net income (loss) per share, Class F	$(0.01)	$(0.03)

The accompanying notes are an integral part of these financial statements.

MOSAIC ACQUISITION CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock					Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity
	Class A		Class F		Additional Paid-In
	Shares	Amount	Shares	Amount	Capital
Balance—July 26, 2017 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class F common stock to Sponsor	—	—	8,625,000	863	24,137	—	25,000
Sale of units in initial public offering, net of offering costs	34,500,000	3,450	—	—	325,293,256	—	325,296,706
Sale of private placement warrants to Sponsor in private	—	—	—	—	8,900,001	—	8,900,001
placement
Common stock subject to possible redemption	(32,900,501)	(3,290)	—	—	(329,001,720)	—	(329,005,010)
Net loss	—	—	—	—	—	(216,687)	(216,687)

Balance—December 31, 2017	1,599,499	160	8,625,000	863	5,215,674	(216,687)	5,000,010

Common stock subject to possible redemption	(526,681)	(53)	—	—	(5,266,757)	—	(5,266,810)
Reclassification of additional paid-in capital to retained earnings	—	—	—	—	51,083	(51,083)	—
Net income	—	—	—	—	—	5,266,802	5,266,802

Balance—December 31, 2018	1,072,818	$107	8,625,000	$863	$—	$4,999,032	$5,000,002

The accompanying notes are an integral part of these financial statements.

MOSAIC ACQUISITION CORP.

STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2018	For the period from July 26, 2017 (inception) through December 31, 2017
Cash Flows from Operating Activities:
Net income (loss)	$5,266,802	$(216,687)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest income in cash and investments held in Trust Account	(6,187,823)	—
Changes in operating assets and liabilities:
Prepaid expenses	180,748	(293,423)
Accounts payable	(85,141)	93,876
Accrued expenses	(5,000)	5,000
Accrued expenses—related parties	(5,385)	42,915
Franchise tax payable	5,480	—
Income tax payable	44,449	—

Net cash used in operating activities	(785,870)	(368,319)

Cash Flows from Investing Activities
Interest released from Trust Account	750,000	—
Cash deposited in Trust Account	—	(345,000,000)

Net cash provided by (used in) investing activities	750,000	(345,000,000)

Cash Flows from Financing Activities
Proceeds from issuance of Class F common stock to Sponsors	—	25,000
Proceeds received under loan from related parties	—	100,000
Repayment of loan from related parties	—	(100,000)
Proceeds received from initial public offering, net of offering costs	—	337,371,706
Proceeds received from private placement	—	8,900,001

Net cash provided by financing activities	—	346,296,707

Net change in cash	(35,870)	928,388
Cash—beginning of the period	928,388	—

Cash—end of the period	$892,518	$928,388

Supplemental disclosure of noncash transactions:
Change in value of Class A common stock subject to possible redemption	$5,266,810	$329,005,010

Deferred underwriting commissions in connection with the initial public offering	$—	$12,075,000

The accompanying notes are an integral part of these financial statements.

Note 1. Description of Organization and Business Operations

Mosaic Acquisition Corp. (the “Company”) is a blank check company and was incorporated in the Cayman Islands on July 26, 2017. Effective December 21, 2018, the Company changed its jurisdiction of incorporation from Cayman Islands to the State of Delaware (“Domestication”). The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (“business combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to capitalize on the ability of its management team to identify, acquire and operate a business that may provide opportunities for attractive risk-adjusted returns.

All activity from July 26, 2017 (inception) through December 31, 2018 relates to the Company’s formation, completion of the initial public offering (“Initial Public Offering”), entering into forward purchase agreements, and, since the closing of the Initial Public Offering, the search for a Business Combination candidate described below.

The registration statement for the Company’s Initial Public Offering was declared effective on October 18, 2017. On October 23, 2017, the Company consummated its Initial Public Offering of 34,500,000 units (“units”), including the issuance of 4,500,000 units as a result of the underwriters’ exercise of their over-allotment option in full, at $10.00 per unit, generating gross proceeds of $345 million and incurring offering costs of approximately $19.7 million, inclusive of $12.075 million in deferred underwriting commissions (Note 6).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“private placement”) of 5,933,334 warrants (the “private placement warrants”), at a price of $1.50 per private placement warrant, with the Company’s sponsors, Mosaic Sponsor, LLC and Fortress Mosaic Sponsor LLC (each a “sponsor” and, together, the “sponsors”), generating gross proceeds of $8.9 million (Note 4).

Upon the closing of the Initial Public Offering and private placement, $345 million ($10.00 per unit) of the aggregate net proceeds of the sale of the units in the Initial Public Offering and the Private Placement was placed in a U.S.-based trust account (“Trust Account”) at J.P. Morgan Chase Bank, N.A., maintained by Continental Stock Transfer & Trust Company, acting as trustee. Beginning in January 2018, the proceeds held in the Trust Account are invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

At December 31, 2018, the Company had approximately $893,000 in cash held outside of the Trust Account. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of private placement warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company’s initial Business Combination must be with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the trust account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended, or the Investment Company Act.

The Company will provide its holders of Class A common stock (“public stockholders”) with the opportunity to redeem all or a portion of their Class A common stock upon the completion of a business combination either

(i) in connection with a stockholder meeting called to approve the business combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a business combination or conduct a tender offer will be made by the Company, solely in its discretion. If, however, stockholder approval of the transaction is required by law or stock exchange listing requirement, or the Company decides to obtain stockholder approval for business or other legal reasons, it will: (i) conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which regulates the solicitation of proxies, and not pursuant to the tender offer rules; and (ii) file proxy materials with the Securities and Exchange Commission (“SEC”). The public stockholders will be entitled to redeem their Class A common stock for a pro rata portion of the amount then in the trust account (initially approximately $10.00 per share) plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to fund working capital requirements, subject to an annual limit of $750,000, and/or to pay for the Company’s tax obligations. As of December 31, 2018, the Company has withdrawn an aggregate of approximately $750,000 of interest earned on funds held in Trust Account for working capital purposes. The per-share amount to be distributed to public stockholders who redeem their Class A common stock will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These shares of Class A common stock are recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”)

Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a business combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a business combination and a majority of the shares voted are voted in favor of the business combination. If a stockholder vote is not required by the law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its certificate of incorporation, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents with the SEC prior to completing a business combination. If, however, a stockholder approval of the transactions is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Class A common stock irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a business combination, the initial stockholders (as defined below) have agreed to vote their founder shares (as defined in Note 5) and any Class A common stock purchased during or after the Initial Public Offering in favor of a business combination. In addition, the initial stockholders have agreed to waive their redemption rights with respect to their founder shares and Class A common stock in connection with the completion of a business combination.

In addition, certain institutional and accredited investors (“anchor investors”) have entered into forward purchase agreements with the Company, pursuant to which the anchor investors agreed to purchase an aggregate of 15,789,474 shares of Class A common stock, at a purchase price of $9.50 per share of Class A common stock (for an aggregate amount of approximately $150 million), in a private placement to occur concurrently with the closing of the initial business combination (“forward purchase agreements”). The obligations under the forward purchase agreements do not depend on whether any Class A common stock are redeemed by the public stockholders. In connection with these agreements, if the last reported sale price of the Class A common stock is less than $11.00 (as adjusted for share splits, share combinations and the like) for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the first anniversary of the initial business combination, each anchor investor may purchase from the sponsors, at a price per share of Class A common stock of $0.01, a number of Class A common stock (“contingent call shares”) no greater than (a) the number of forward purchase shares issued and sold to such anchor investor less any forward purchase shares sold by such anchor investor prior to its exercise of the right to purchase such contingent call shares divided by (b) 18 (as adjusted for share splits, share combinations and the like).

Notwithstanding the foregoing, the Company’s certificate of incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), is restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A common stock sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s sponsors, officers and directors (the “initial stockholders”) agreed not to propose an amendment to the Company’s Memorandum and Articles of Association that would affect the substance or timing of the Company’s obligation to redeem 100% of its Class A common stock if the Company does not complete a business combination, unless the Company provides the public stockholders with the opportunity to redeem their Class A common stock in conjunction with any such amendment.

If the Company is unable to complete a business combination within 24 months from the closing of the Initial Public Offering, or 27 months from the closing of the Initial Public Offering if the Company has executed a letter of intent, agreement in principle or definitive agreement for an initial business combination within 24 months from the closing of the Initial Public Offering (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Class A common stock which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law.

In connection with the redemption of 100% of the Company’s outstanding Class A common stock for a portion of the funds held in the trust account, each holder will receive a full pro rata portion of the amount then in the trust account, plus any pro-rata interest earned on the funds held in the trust account and not previously released to the Company to fund working capital requirements, subject to an annual limit of $750,000, or to pay the Company’s taxes payable (less up to $100,000 of interest to pay dissolution expenses). The Company withdrew interest earned from funds held in the Trust Account of approximately $750,000 during the year ended December 31, 2018 for working capital purposes.

The initial stockholders agreed to waive their liquidation rights with respect to the founder shares if the Company fails to complete a business combination within the combination period. However, if the initial stockholders should acquire Class A common stock in or after the Initial Public Offering, they will be entitled to liquidating distributions from the trust account with respect to such Class A common stock if the Company fails to complete a business combination within the combination period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a business combination within the combination period and, in such event, such amounts will be included with the funds held in the trust account that will be available to fund the redemption of the Company’s Class A common stock. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including trust account assets) will be only $10.00 per share initially held in the trust account (or less than that in certain circumstances). In order to protect the amounts held in the trust account, the sponsors have agreed to be liable to the Company, jointly and severally, if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the trust account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the sponsors will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the sponsors will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent auditors), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the trust account.

Liquidity and Going Concern

As of December 31, 2018, the Company had approximately $893,000 in its operating bank account and working capital of approximately $909,000.

In order to finance transaction costs in connection with a business combination, the sponsors or an affiliate of the sponsors, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”) (see Note 5).

In connection with the Company’s assessment of going concern considerations in accordance with the Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. Management has not recorded any adjustments to the carrying amounts of assets or liabilities after considering the requirement to liquidate after October 23, 2019 if the Company is unable to complete a Business Combination.

Note 2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statement is presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Income taxes

The Company complies with the accounting and reporting requirements of Accounting Standards Codification (“ASC”) Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction from inception, and changed to State of Delaware since the Domestication on December 21, 2018. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2018 and 2017. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

At December 31, 2018, the Company had gross deferred tax assets related federal and state net operating loss carry forwards for income tax purposes of approximately $9,000. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and taxing strategies in making this assessment. In case the deferred tax assets will not be realized in future periods, the Company has provided a valuation allowance for the full amount of the deferred tax assets at December 31, 2018.

Class A common stock subject to possible redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption (if any) are classified as liability instruments. Conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control)

are classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, an aggregate of 33,427,182 and 32,900,501 Class A common stock subject to possible redemption at redemption value at December 31, 2018 and 2017, respectively, are presented as temporary equity, outside of the stockholders’ equity section of the Company’s accompanying balance sheets.

Net Income (Loss) per Share

The Company’s statement of operations includes a presentation of income per share for common stock subject to redemption in a manner similar to the two-class method of income per share. Net income per common stock, basic and diluted for Class A common stock for the year ended December 31, 2018 are calculated by dividing the interest income earned on the Trust Account of approximately $6.2 million, net of funds available to be withdrawn from Trust for working capital and tax payable purposes (subject to an annual limit of $750,000), resulted in a total of approximately $5.4 million, by the weighted average number of Class A common stock outstanding for the period. Net income per common stock, basic and diluted for Class F common stock for the year ended December 31, 2018 are calculated by dividing the net income, less income attributable to Class A common stock by the weighted average number of Class F common stock outstanding for the period.

The Company complies with accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share.” Net loss per share of common stock is computed by dividing net loss applicable to common stockholders by the weighted average number of common stock outstanding for the period. The Company has not considered the effect of the warrants sold in the Initial Public Offering (including the consummation of the over-allotment) and Private Placement to purchase an aggregate of 17,433,334 shares of Class A common stock in the calculation of diluted loss per share, since their inclusion would be anti-dilutive under the treasury stock method at December 31, 2018. At December 31, 2017, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal Depository Insurance Corporation coverage of $250,000. At December 31, 2018 and 2017, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Recent Accounting Pronouncements

In August 2018, the SEC adopted the final rule under SEC Release No. 33-10532, Disclosure Update and Simplification, amending certain disclosure requirements that were redundant, duplicative, overlapping, outdated or superseded. In addition, the amendments expanded the disclosure requirements on the analysis of stockholders’ equity for interim financial statements. Under the amendments, an analysis of changes in each caption of stockholders’ equity presented in the balance sheet must be provided in a note or separate statement. The analysis should present a reconciliation of the beginning balance to the ending balance of each period for which a statement of comprehensive income is required to be filed. The Company anticipates its first presentation of changes in stockholders’ equity will be included in its Form 10-Q for the quarter ended March 31, 2019.

In July 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): Part I. Accounting for Certain Financial Instruments with Down Round Features; Part II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Also, entities must adjust their basic Earnings Per Share (“EPS”) calculation for the effect of the down round provision when triggered (that is, when the exercise price of the related equity-linked financial instrument is adjusted downward because of the down round feature). That effect is treated as a dividend and as a reduction of income available to common shareholders in basic EPS. An entity will also recognize the effect of the trigger within equity. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company plans to adopt this guidance during the quarter ended March 31, 2019. The adoption of this guidance is not expected to have a material impact on the Company’s financial position, results of operations, cash flows or disclosures until a trigger event occurs. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update are not expected to have an impact on the Company.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3. Initial Public Offering

On October 23, 2017, the Company sold 34,500,000 units, including the issuance of 4,500,000 units as a result of the underwriters’ exercise of their over-allotment option in full, at a price of $10.00 per unit in the Initial Public

Offering. Each unit consists of one Class A common stock and one-third of one redeemable warrant. Each whole warrant will entitle the holder to purchase one Class A common stock at an exercise price of $11.50 per share, subject to adjustment (see Note 7).

Note 4. Private Placement

Concurrently with the closing of the Initial Public Offering, the Sponsors purchased an aggregate of 5,933,334 Private Placement Warrants, generating gross proceeds of $8.9 million in the aggregate in a Private Placement. Each Private Placement Warrant is exercisable to purchase one Class A common stock at $11.50 per share. A portion of the proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless.

Note 5. Related Party Transactions

Founder Shares

On October 23, 2017, the Company issued an aggregate of 8,625,000 shares of Class F common stock to the sponsors (the “founder shares”) in exchange for an aggregate capital contribution of $25,000, with each sponsor purchasing an equal number of founder shares. The sponsors agreed to forfeit an aggregate of up to 1,125,000 founder shares to the extent that the over-allotment option is not exercised in full by the underwriters. On October 23, 2017, the underwriters exercised their over-allotment option. As a result, the 1,125,000 founder shares were no longer subject to forfeiture. The founder shares will automatically convert into Class A common stock upon the consummation of a business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment (see Note 7).

The initial stockholders agreed not to transfer, assign or sell any of their founder shares until the earliest of (a) one year after the completion of the initial business combination, (b) subsequent to the initial business combination, if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (C) following the completion of the initial business combination, such future date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public stockholders having the right to exchange their common stock for cash, securities or other property.

Forward Purchase Agreements

The Company entered into forward purchase agreements with anchor investors (including an affiliate of Fortress Mosaic Sponsor LLC), pursuant to which the anchor investors agreed to purchase an aggregate of 15,789,474 shares of Class A common stock at a purchase price of $9.50 multiplied by the number of shares of Class A common stock purchased (“forward purchase shares”), or approximately $150,000,000 in the aggregate, in a private placement to occur concurrently with the closing of the initial business combination.

In connection with the forward purchase shares sold to the anchor investors, the sponsors will receive (by way of an adjustment to their existing founder shares) an aggregate number of additional founder shares equal to one ninth of the aggregate number of forward purchase shares sold to the anchor investors.

If the last reported sale price of the Class A common stock is less than $11.00 (as adjusted for share splits, share combinations and the like) for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the first anniversary of the Company’s initial business combination, each anchor investor may purchase from the sponsors, at a price per Class A common stock of $0.01, a number of Class A common stock no greater than (a) the number of forward purchase shares issued and sold to such anchor investor less any forward purchase shares sold by such anchor investor prior to its exercise of the right to purchase such contingent call shares divided by (b) 18 (as adjusted for share splits, share combinations and the like).

The forward purchase agreements also provided that the anchor investors are entitled to a right of first offer with respect to any proposed sale of additional equity or equity-linked securities by the Company for capital raising purposes in connection with the closing of the initial business combination (other than forward purchase shares) and registration rights with respect to their forward purchase securities.

The forward purchase agreements provided that prior to our initial business combination each anchor investor has the right to designate one individual to be, at its election, either elected as a member of our board of directors or a non-voting observer of our board of directors.

The proceeds from the sale of the forward purchase shares may be used as part of the consideration to the sellers in the initial business combination, expenses in connection with the initial business combination or for working capital in the post-transaction company. These purchases will be required to be made regardless of whether any Class A common stock are redeemed by the public stockholders and are intended to provide the Company with a minimum funding level for the initial business combination.

The anchor investors will have no right to the funds held in the trust account except with respect to any public shares owned by them.

Office Space and Related Support Services

Effective October 18, 2017, the Company entered into an agreement with an affiliate of one of the sponsors a monthly fee of $16,875 for office space and related support services.

On October 18, 2017, the Company agreed to pay a monthly fee of $5,000 for its Chief Financial Officer (“CFO”) commencing on the closing of the Initial Public Offering, plus a deferred cash payment of $330 per hour, less cumulative monthly fees paid, payable upon completion of its initial business combination or liquidation, whichever occurs first. In addition, the Company also agreed to pay its CFO according to the agreement for services performed prior to the closing of the Initial Public Offering. Any deferred cash payment will not be claimed against the trust account. Additionally, the Company will issue Class A common stock to him upon completion of the Company’s initial business combination (“Equity Compensation”). The number of Class A common stock to be issued is determined in accordance with an agreed formula, which is estimated to be 6,110 shares as of December 31, 2018. The Company is not obligated to issue the Equity Compensation if no Business Combination is consummated. The equity compensation fee is an unrecognized contingent liability, as closing of a potential business combination was not considered probable as of December 31, 2018.

The Company had incurred $257,000 and $58,000 in expenses during the year ended December 31, 2018 and for the period from July 26, 2017 (inception) through December 31, 2017, respectively, as reflected in the accompanying Statements of Operations for services provided by related parties in connection with these aforementioned agreements with related parties. An aggregate of approximately $37,500 and $43,000 in fees for these services was accrued as of December 31, 2018 and 2017, respectively, as reflected in the accompanying balance sheets.

Related Party Loans

In order to finance transaction costs in connection with a business combination, the sponsors or an affiliate of either sponsor, or certain of our officers and directors may, but are not obligated to, provide Working Capital Loans to the Company as may be required. If the Company completes a business combination, the Company would repay the Working Capital Loans out of the proceeds of the trust account released to the Company.

Otherwise, the Working Capital Loans would be repaid only out of funds held outside the trust account. In the event that a business combination does not close, the Company may use a portion of proceeds held outside the trust account to repay the Working Capital Loans but no proceeds held in the trust account would be used to repay the Working Capital Loans, other than the interest on such proceeds that may be released for working capital purposes. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post business combination entity at a price of $1.50 per warrant. The warrants would be identical to the private placement warrants. There were no Working Capital Loans outstanding as of December 31, 2018 and 2017.

Note 6. Commitments & Contingencies

Registration Rights

The holders of the founder shares and private placement warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A common stock issuable upon the exercise of the private placement warrants and warrants that may be issued upon conversion of Working Capital Loans) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a business combination. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Pursuant to the forward purchase agreements, the Company agreed to file within 30 days after the closing of the business combination a registration statement for a secondary offering of the forward purchase shares and contingent call shares and to maintain the effectiveness of such registration statement until the earliest of (A) the date on which the anchor investors cease to hold the securities covered thereby, (B) the date all of the securities covered thereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act, subject to certain conditions and limitations set forth in the forward purchase agreements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the Initial Public Offering to purchase up to 4,500,000 additional units to cover over-allotments, if any, at the price paid by the underwriters in the Initial Public Offering. The underwriters exercised this over-allotment in full concurrently with the closing of the Initial Public Offering.

The underwriters were entitled to an underwriting discount of $0.20 per unit, or $6.9 million in the aggregate, paid upon the closing of the Initial Public Offering. Additionally, a deferred underwriting discount of $0.35 per unit, or $12.075 million in the aggregate will be payable to the underwriters from the amounts held in the trust account solely in the event that the Company completes a business combination, subject to the terms of the underwriting agreement.

Note 7. Stockholders’ Equity

Class A Common Stock—The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share on each matter on which they are entitled to vote. At December 31, 2018 and 2017, there were 34,500,000 shares of Class A common stock issued and outstanding, including 33,427,182 and 32,900,501 shares of Class A common stock subject to possible redemption, respectively.

Class F Common Stock—The Company is authorized to issue 20,000,000 founder shares with a par value of $0.0001 per share. Holders of the Company’s founder shares are entitled to one vote for each share on each matter on which they are entitled to vote. The founder shares will automatically convert into Class A common stock on the first business day following the consummation of the initial business combination on a one-for-one basis. As of December 31, 2018 and 2017, there were 8,625,000 founder shares outstanding.

Holders of the founder shares will have the right to elect all of the Company’s directors prior to the initial business combination and each director will need to receive the vote of two-thirds of the outstanding founder shares in order to be elected. Otherwise, holders of Class A common stock and founder shares will vote together as a single class on all matters submitted to a vote of stockholders except as required by law or the applicable rules of the New York Stock Exchange then in effect.

Founder shares will automatically convert into Class A common stock on the first business day following the consummation of the initial business combination, or earlier at the option of the holders, on a one-for-one basis, subject to adjustment. In the case that additional Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of the initial business combination, the ratio at which the founder shares shall convert into Class A common stock will be adjusted (unless the holders of two-thirds of the outstanding founder shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A common stock issuable upon conversion of all founder shares will equal, in the aggregate, 20% of the sum of the total number of all common stock outstanding upon the completion of the Initial Public Offering plus all Class A common stock and equity-linked securities issued or deemed issued in connection with the initial business combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination and excluding forward purchase shares sold to the anchor investors. The conversion ratio of the founder shares into Class A common stock will be further adjusted in connection with the forward purchase shares sold to the anchor investors such that the sponsors will receive upon the closing of our initial business combination an aggregate number of additional Class A common stock equal to one ninth of the aggregate number of forward purchase shares sold to the anchor investors.

Preferred stock—The Company is authorized to issue 1,000,000 preferred stock with a par value of $0.0001 per share. At December 31, 2018 and 2017, there are no preferred stock issued or outstanding.

Warrants—Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will become exercisable on the later of (a) 30 days after the completion of a business combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a business combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) day after the closing of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. The warrants will expire five years after the completion of a business combination or earlier upon redemption or liquidation.

The private placement warrants are identical to the warrants underlying the units sold in the Initial Public Offering, except that the private placement warrants and the Class A common stock issuable upon exercise of the private placement warrants will not be transferable, assignable or salable until 30 days after the completion of a business combination, subject to certain limited exceptions. Additionally, the private placement warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the private placement warrants are held by someone other than the initial stockholders or their permitted transferees, the private placement warrants will be redeemable by the Company and exercisable by such holders on the same basis as the warrants.

The Company may call the warrants for redemption:    1. For cash:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported closing price of the common stock equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations, reclassifications, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

2. For Class A common stock:

•	in whole and not in part;

•

at a price equal to a number of Class A common stock to be determined by reference to a table included in the warrant agreement, based on the redemption date and the fair market value of the Class A common stock;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported closing price of the common stock equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, reorganizations, reclassifications, recapitalizations and the like) on the trading day prior to the date on which the Company sends notice of redemption to the warrant holders.

If the Company calls the warrants for redemption, management will have the option to require all holders that wish to exercise the warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants shares. If the Company is unable to complete a business combination within the combination period and the Company liquidates the funds held in the trust account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the trust account with the respect to such warrants. In such a situation, the warrants would expire worthless.

Note 8. Fair Value Measurements

The following table presents information about the Company’s assets that are measured on a recurring basis as of December 31, 2018 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

	Quoted Prices	Significant Other	Significant Other
	in Active Markets	Observable Inputs	Unobservable Inputs
Description	(Level 1)	(Level 2)	(Level 3)
Cash and investments held in Trust Account	$350,437,823	$—	$—

None of the balance in the Trust Account was held in cash as of December 31, 2018. As of December 31, 2017, the total balance of $345,000,000 in the Trust Account was held in cash.

Note 9. Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were available to be issued.

MOSAIC ACQUISITION CORP.

CONDENSED BALANCE SHEETS

	September 30, 2019	December 31, 2018
	(Unaudited)
Assets:
Current assets:
Cash	$686,676	$892,518
Prepaid expenses	161,304	112,675

Total current assets	847,980	1,005,193
Cash and investments held in Trust Account	354,264,460	350,437,823

Total assets	$355,112,440	$351,443,016

Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$1,637	$8,735
Accrued expenses	5,000	—
Accrued expenses—related parties	40,133	37,530
Franchise tax payable	150,000	5,480
Income tax payable	—	44,449

Total current liabilities	196,770	96,194
Deferred underwriting commissions	12,075,000	12,075,000

Total liabilities	12,271,770	12,171,194
Commitments
Class A common stock, $0.0001 par value; 33,784,066 and 33,427,182 shares subject to possible redemption at September 30, 2019 and December 31, 2018, respectively	337,840,660	334,271,820
Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding at September 30, 2019 and December 31, 2018, respectively	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 715,934 and 1,072,818 shares issued and outstanding (excluding 33,784,066 and 33,427,182 shares subject to possible redemption) at September 30, 2019 and December 31, 2018, respectively	72	107
Class F common stock, $0.0001 par value; 20,000,000 shares authorized; 8,625,000 shares issued and outstanding at September 30, 2019 and December 31, 2018, respectively	863	863
Additional paid-in capital	—	—
Retained earnings	4,999,075	4,999,032

Total stockholders’ equity	5,000,010	5,000,002

Total Liabilities and Stockholders’ Equity	$355,112,440	$351,443,016

The accompanying notes are an integral part of these unaudited condensed financial statements.

MOSAIC ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
General and administrative expenses	$616,452	$157,497	$981,702	$519,445
Franchise tax expense	50,000	—	144,746	—

Loss from operations	(666,452)	(157,497)	(1,126,448)	(519,445)
Interest income	1,735,331	1,626,620	5,901,927	4,235,536

Income before income tax expense	1,068,879	1,469,123	4,775,479	3,716,091
Income tax expense	353,919	—	1,206,631	—

Net income	$714,960	$1,469,123	$3,568,848	3,716,091

Weighted average shares outstanding of Class A common stock	34,500,000	34,500,000	34,500,000	34,500,000

Basic and diluted net income per share, Class A	$0.03	$0.04	$0.11	$0.11

Weighted average shares outstanding of Class F common stock	8,625,000	8,625,000	8,625,000	8,625,000

Basic and diluted net income (loss) per share, Class F	$(0.03)	$0.00	$(0.03)	$0.00

The accompanying notes are an integral part of these unaudited condensed financial statements.

MOSAIC ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	For the nine months ended September 30, 2019
	Common Stock					Retained Earnings	Total Stockholders’ Equity
	Class A		Class F		Additional Paid-In Capital
	Shares	Amount	Shares	Amount
Balance—December 31, 2018	1,072,818	$107	8,625,000	$863	$—	$4,999,032	$5,000,002

Common stock subject to possible redemption	(137,800)	(13)	—	—	—	(1,377,987)	(1,378,000)
Net income	—	—	—	—	—	1,378,002	1,378,002

Balance—March 31, 2019 (unaudited)	935,018	$94	8,625,000	$863	$—	$4,999,047	$5,000,004

Common stock subject to possible redemption	(147,588)	(15)	—	—	—	(1,475,865)	(1,475,880)
Net income	—	—	—	—	—	1,475,886	1,475,886

Balance—June 30, 2019 (unaudited)	787,430	$79	8,625,000	$863	$—	$4,999,068	$5,000,010

Common stock subject to possible redemption	(71,496)	(7)	—	—	—	(714,953)	(714,960)
Net income	—	—	—	—	—	714,960	714,960

Balance—September 30, 2019 (unaudited)	715,934	$72	8,625,000	$863	$—	$4,999,075	$5,000,010

	For the nine months ended September 30, 2018
	Ordinary shares					Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity
	Class A		Class F		Additional Paid-In Capital
	Shares	Amount	Shares	Amount
Balance—December 31, 2017	1,599,499	$160	8,625,000	$863	$5,215,674	$(216,687)	$5,000,010

Ordinary shares subject to possible redemption	(95,838)	(10)	—	—	(958,369)	—	(958,379)
Net income	—	—	—	—	—	958,379	958,379

Balance—March 31, 2018 (unaudited)	1,503,661	$150	8,625,000	$863	$4,257,305	$741,692	$5,000,010

Ordinary shares subject to possible redemption	(128,859)	(13)	—	—	(1,288,578)	—	(1,288,591)
Net income	—	—	—	—	—	1,288,589	1,288,589

Balance—June 30, 2018 (unaudited)	1,374,802	$137	8,625,000	$863	$2,968,727	$2,030,281	$5,000,008

Ordinary shares subject to possible redemption	(146,913)	(14)	—	—	(1,469,116)	—	(1,469,130)
Net income	—	—	—	—	—	1,469,123	1,469,123

Balance—September 30, 2018 (unaudited)	1,227,889	$123	8,625,000	$863	$1,499,611	$3,499,404	$5,000,001

The accompanying notes are an integral part of these unaudited condensed financial statements.

MOSAIC ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	For the nine months ended September 30,
	2019	2018
Cash Flows from Operating Activities:
Net income	$3,568,848	$3,716,091
Adjustments to reconcile net income to net cash used in operating activities:
Interest income from investments held in Trust Account	(5,901,927)	(4,235,536)
Changes in operating assets and liabilities:
Prepaid expenses	(48,629)	119,499
Accounts payable	(7,098)	(92,659)
Accrued expenses	5,000	(5,000)
Accrued expenses—related parties	2,603	(7,132)
Franchise tax payable	144,520	—
Income tax payable	(44,449)	—

Net cash used in operating activities	(2,281,132)	(504,737)

Cash Flows from Investing Activities
Interest released from Trust Account	2,075,290	562,750

Net cash provided by investing activities	2,075,290	562,750

Net change in cash	(205,842)	58,013

Cash—beginning of the period	892,518	928,388

Cash—end of the period	$686,676	$986,401

Supplemental disclosure of noncash transactions:
Change in value of Class A common stock subject to possible redemption	$3,568,840	$3,716,100

Supplemental cash flow disclosure:
Cash paid for income taxes	$1,368,127	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

MOSAIC ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1. Description of Organization and Business Operations

Mosaic Acquisition Corp. (the “Company” or “Mosaic”) is a blank check company and was incorporated in the Cayman Islands on July 26, 2017. Effective December 21, 2018, the Company changed its jurisdiction of incorporation from Cayman Islands to the State of Delaware (“Domestication”). The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (“Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to capitalize on the ability of its management team to identify, acquire and operate a business that may provide opportunities for attractive risk-adjusted returns.

All activity from July 26, 2017 (inception) through September 30, 2019 relates to the Company’s formation, completion of the initial public offering (“Initial Public Offering”), entering into forward purchase agreements, and, since the closing of the Initial Public Offering, the search for a Business Combination candidate described below.

The registration statement for the Company’s Initial Public Offering was declared effective on October 18, 2017. On October 23, 2017, the Company consummated its Initial Public Offering of 34,500,000 units (“units”), including the issuance of 4,500,000 units as a result of the underwriters’ exercise of their over-allotment option in full, at $10.00 per unit, generating gross proceeds of $345 million and incurring offering costs of approximately $19.7 million, inclusive of $12.075 million in deferred underwriting commissions (Note 6).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“private placement”) of 5,933,334 warrants (the “private placement warrants”), at a price of $1.50 per private placement warrant, with the Company’s sponsors, Mosaic Sponsor, LLC and Fortress Mosaic Sponsor LLC (each a “sponsor” and, together, the “sponsors”), generating gross proceeds of $8.9 million (Note 4).

Upon the closing of the Initial Public Offering and private placement, $345 million ($10.00 per unit) of the aggregate net proceeds of the sale of the units in the Initial Public Offering and the Private Placement was placed in a U.S.-based trust account (“Trust Account”) at J.P. Morgan Chase Bank, N.A., maintained by Continental Stock Transfer & Trust Company, acting as trustee. Beginning in January 2018, the proceeds held in the Trust Account are invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of private placement warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company’s initial Business Combination must be with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended, or the Investment Company Act.

MOSAIC ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

The Company will provide its holders of Class A common stock (“public stockholders”) with the opportunity to redeem all or a portion of their Class A common stock upon the completion of a business combination either (i) in connection with a stockholder meeting called to approve the business combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a business combination or conduct a tender offer will be made by the Company, solely in its discretion. If, however, stockholder approval of the transaction is required by law or stock exchange listing requirement, or the Company decides to obtain stockholder approval for business or other legal reasons, it will: (i) conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which regulates the solicitation of proxies, and not pursuant to the tender offer rules; and (ii) file proxy materials with the Securities and Exchange Commission (“SEC”). The public stockholders will be entitled to redeem their Class A common stock for a pro rata portion of the amount then in the Trust Account (initially approximately $10.00 per share) plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to fund working capital requirements, subject to an annual limit of $750,000, and/or to pay for the Company’s tax obligations. Since inception, the Company has withdrawn approximately $1.5 million for working capital and approximately $1.4 million for taxes obligations. The per-share amount to be distributed to public stockholders who redeem their Class A common stock will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These shares of Class A common stock are recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a business combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a business combination and a majority of the shares voted are voted in favor of the business combination. If a stockholder vote is not required by the law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its certificate of incorporation, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents with the SEC prior to completing a business combination. If, however, a stockholder approval of the transactions is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Class A common stock irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a business combination, the initial stockholders (as defined below) have agreed to vote their founder shares (as defined in Note 5) and any Class A common stock purchased during or after the Initial Public Offering in favor of a business combination. In addition, the initial stockholders have agreed to waive their redemption rights with respect to their founder shares and Class A common stock in connection with the completion of a business combination.

In addition, certain institutional and accredited investors (“anchor investors”) have entered into forward purchase agreements with the Company, pursuant to which the anchor investors agreed to purchase an aggregate of 15,789,474 shares of Class A common stock, at a purchase price of $9.50 per share of Class A common stock (for an aggregate amount of approximately $150 million), in a private placement to occur concurrently with the closing of the initial business combination (“forward purchase agreements”). The obligations under the forward purchase agreements do not depend on whether any Class A common stock are redeemed by the public stockholders. In connection with these agreements, if the last reported sale price of the Class A common stock is less than $11.00 (as adjusted for share splits, share combinations and the like) for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the first anniversary of the initial business combination, each anchor investor may purchase from the sponsors, at a price per share of Class A common stock of $0.01, a number of Class A common stock (“contingent call shares”) no greater than (a) the number of forward purchase shares issued and sold to such anchor investor less any forward purchase

MOSAIC ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

shares sold by such anchor investor prior to its exercise of the right to purchase such contingent call shares divided by (b) 18 (as adjusted for share splits, share combinations and the like).

Notwithstanding the foregoing, the Company’s certificate of incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), is restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A common stock sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s sponsors, officers and directors (the “initial stockholders”) agreed not to propose an amendment to the Company’s Memorandum and Articles of Association that would affect the substance or timing of the Company’s obligation to redeem 100% of its Class A common stock if the Company does not complete a business combination, unless the Company provides the public stockholders with the opportunity to redeem their Class A common stock in conjunction with any such amendment.

The initial stockholders agreed to waive their liquidation rights with respect to the founder shares if the Company fails to complete a business combination within the Combination Period. However, if the initial stockholders should acquire Class A common stock in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Class A common stock if the Company fails to complete a business combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a business combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Class A common stock. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account (or less than that in certain circumstances). In order to protect the amounts held in the Trust Account, the sponsors have agreed to be liable to the Company, jointly and severally, if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the sponsors will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the sponsors will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent auditors), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Pursuant to the Company’s certificate of incorporation, the Company originally had until 24 months from the closing of the Initial Public Offering (or October 23, 2019) to complete a business combination, or 27 months from the closing of the Initial Public Offering (or January 23, 2020) if the Company has executed a letter of intent, agreement in principle or definitive agreement for an initial business combination within 24 months from the closing of the Initial Public Offering. On September 15, 2019, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Mosaic, Maiden Merger Sub, Inc., a wholly owned subsidiary of Mosaic (“Merger Sub”), and Vivint Smart Home, Inc. (“Vivint Smart Home”) (see Note 9). As a result, the Company extended the time by which it must consummate a business combination until January 23, 2020 (the “Combination Period”).

MOSAIC ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

If the Company is unable to complete a business combination by the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Class A common stock which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law.

Going Concern

As of September 30, 2019, the Company had approximately $687,000 in its operating bank account, approximately $9.3 million of interest income from investments held in Trust Account available to fund working capital requirements (subject to an annual limit of $750,000, of which the Company already withdrew $561,500 during the nine months ended September 30, 2019) and/or to pay for the Company’s tax obligations, and working capital of approximately $651,000.

In order to finance transaction costs in connection with a business combination, the sponsors or an affiliate of the sponsors, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”) (see Note 5).

In connection with the Company’s assessment of going concern considerations in accordance with the Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. Management has not recorded any adjustments to the carrying amounts of assets or liabilities after considering the requirement to liquidate after January 23, 2020 if the Company is unable to complete a Business Combination.

Note 2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2019 are not necessarily indicative of the results that may be expected for any future period. For further information, refer to the financial statements and footnotes thereto included in the Company’s 2018 10-K filed with the SEC on March 18, 2019.

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding

MOSAIC ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Income taxes

The Company complies with the accounting and reporting requirements of Accounting Standards Codification (“ASC”) Topic 740, “Income Taxes” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands was the Company’s major tax jurisdiction from inception, and changed to the State of Delaware since the Domestication on December 21, 2018. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2019 and December 31, 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

MOSAIC ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

At September 30, 2019 and December 31, 2018, the Company had gross deferred tax assets related federal and state net operating loss carry forwards for income tax purposes of approximately $215,000 and $9,000, respectively. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and taxing strategies in making this assessment. In case the deferred tax assets will not be realized in future periods, the Company has provided a valuation allowance for the full amount of the deferred tax assets at September 30, 2019 and December 31, 2018.

Class A common stock subject to possible redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity” Class A common stock subject to mandatory redemption (if any) are classified as liability instruments. Conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. The Company’s Class A common stock feature contains certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, an aggregate of 33,784,066 and 33,427,182 Class A common stock subject to possible redemption at redemption value at September 30, 2019 and December 31, 2018, respectively, are presented as temporary equity, outside of the stockholders’ equity section of the Company’s accompanying balance sheets.

Net Income (Loss) per Share of Common Stock

The Company’s statement of operations includes a presentation of income per share for common stock subject to redemption in a manner similar to the two-class method of income per share.

Net income per common stock, basic and diluted for Class A common stock for the three and nine months ended September 30, 2019 are calculated by dividing the interest income earned on the Trust Account, net of funds available to be withdrawn from the Trust Account for working capital (subject to an annual limit of $750,000) and tax payable purposes, resulted in a total of approximately $955,000 and $3.8 million, respectively, by the weighted average number of Class A common stock outstanding for the period. Net income per common stock, basic and diluted for Class A common stock for the three and nine months ended September 30, 2018 are calculated by dividing the interest income earned on the Trust Account, net of funds available to be withdrawn from the Trust Account for working capital (subject to an annual limit of $750,000) and tax payable purposes, resulted in a total of approximately $1.5 million and $3.7 million, respectively, by the weighted average number of Class A common stock outstanding for the period.

Net income (loss) per common stock, basic and diluted for Class F common stock for the three and nine months ended September 30, 2019 and 2018 are calculated by dividing the net income, less income attributable to Class A common stock by the weighted average number of Class F common stock outstanding for the period.

The Company complies with accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share”. Net loss per share of common stock is computed by dividing net loss applicable to common stockholders by the weighted average number of common stock outstanding for the period. The Company has not considered the effect of the warrants sold in the Initial Public Offering (including the consummation of the over-allotment) and Private Placement to purchase an aggregate of 17,433,334 shares of Class A common stock in the calculation

MOSAIC ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

of diluted loss per share, since their inclusion would be anti-dilutive under the treasury stock method at September 30, 2019 and 2018.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal Depository Insurance Corporation coverage of $250,000. At September 30, 2019 and December 31, 2018, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3. Initial Public Offering

On October 23, 2017, the Company sold 34,500,000 units, including the issuance of 4,500,000 units as a result of the underwriters’ exercise of their over-allotment option in full, at a price of $10.00 per unit in the Initial Public Offering. Each unit consists of one share of Class A common stock and one-third of one redeemable warrant. Each whole warrant will entitle the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustment (see Note 7).

MOSAIC ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 4. Private Placement

Concurrently with the closing of the Initial Public Offering, the sponsors purchased an aggregate of 5,933,334 Private Placement Warrants, generating gross proceeds of $8.9 million in the aggregate in a Private Placement. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at $11.50 per share. A portion of the proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless.

Note 5. Related Party Transactions

Founder Shares

On October 23, 2017, the Company issued an aggregate of 8,625,000 shares of Class F common stock to the sponsors (the “founder shares”) in exchange for an aggregate capital contribution of $25,000, with each sponsor purchasing an equal number of founder shares. The sponsors agreed to forfeit an aggregate of up to 1,125,000 founder shares to the extent that the over-allotment option is not exercised in full by the underwriters. On October 23, 2017, the underwriters exercised their over-allotment option. As a result, the 1,125,000 founder shares were no longer subject to forfeiture. The founder shares will automatically convert into Class A common stock upon the consummation of a business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment (see Note 7).

The initial stockholders agreed not to transfer, assign or sell any of their founder shares until the earliest of (a) one year after the completion of the initial business combination, (b) subsequent to the initial business combination, if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (C) following the completion of the initial business combination, such future date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public stockholders having the right to exchange their common stock for cash, securities or other property.

Forward Purchase Agreements

The Company entered into forward purchase agreements with anchor investors (including an affiliate of Fortress Mosaic Sponsor LLC), pursuant to which the anchor investors agreed to purchase an aggregate of 15,789,474 shares of Class A common stock at a purchase price of $9.50 multiplied by the number of shares of Class A common stock purchased (“forward purchase shares”), or approximately $150,000,000 in the aggregate, in a private placement to occur concurrently with the closing of the initial business combination.

In connection with the forward purchase shares sold to the anchor investors, the sponsors will receive (by way of an adjustment to their existing founder shares) an aggregate number of additional founder shares equal to one ninth of the aggregate number of forward purchase shares sold to the anchor investors.

If the last reported sale price of the Class A common stock is less than $11.00 (as adjusted for share splits, share combinations and the like) for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the first anniversary of the Company’s initial business combination, each anchor investor may purchase from the sponsors, at a price per Class A common stock of $0.01, a number of Class A common stock no greater than (a) the number of forward purchase shares issued and sold to such anchor investor less any forward purchase shares sold by such anchor investor prior to its exercise of the right to purchase such contingent call shares divided by (b) 18 (as adjusted for share splits, share combinations and the like).

MOSAIC ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

The forward purchase agreements also provided that the anchor investors are entitled to a right of first offer with respect to any proposed sale of additional equity or equity-linked securities by the Company for capital raising purposes in connection with the closing of the initial business combination (other than forward purchase shares) and registration rights with respect to their forward purchase securities.

The forward purchase agreements provided that prior to our initial business combination each anchor investor has the right to designate one individual to be, at its election, either elected as a member of our board of directors or a non-voting observer of our board of directors.

The proceeds from the sale of the forward purchase shares may be used as part of the consideration to the sellers in the initial business combination, expenses in connection with the initial business combination or for working capital in the post-transaction company. These purchases will be required to be made regardless of whether any Class A common stock are redeemed by the public stockholders and are intended to provide the Company with a minimum funding level for the initial business combination.

The anchor investors will have no right to the funds held in the Trust Account except with respect to any public shares owned by them.

Office Space and Related Support Services

Effective October 18, 2017, the Company entered into an agreement with an affiliate of one of the sponsors a monthly fee of $16,875 for office space and related support services.

On October 18, 2017, the Company agreed to pay a monthly fee of $5,000 for its Chief Financial Officer (“CFO”) commencing on the closing of the Initial Public Offering, plus a deferred cash payment of $330 per hour, less cumulative monthly fees paid, payable upon completion of its initial business combination or liquidation, whichever occurs first. In addition, the Company also agreed to pay its CFO according to the agreement for services performed prior to the closing of the Initial Public Offering. Any deferred cash payment will not be claimed against the Trust Account. Additionally, the Company will issue Class A common stock to him upon completion of the Company’s initial business combination (“Equity Compensation”). The number of Class A common stock to be issued is determined in accordance with an agreed formula, which is estimated to be 8,683 shares as of September 30, 2019. The Company is not obligated to issue the Equity Compensation if no Business Combination is consummated. The equity compensation fee is an unrecognized contingent liability, as closing of a potential business combination was not considered probable as of September 30, 2019.

During the three months ended September 30, 2019 and 2018, the Company incurred approximately $71,000 and $60,000, respectively, for services provided by related parties in connection with these aforementioned agreements, as reflected in the accompanying unaudited condensed statements of operations. During the nine months ended September 30, 2019 and 2018, the Company incurred approximately $199,000 and $190,000, respectively, for services provided by related parties in connection with these aforementioned agreements, as reflected in the accompanying unaudited condensed statements of operations.

Related Party Loans

In order to finance transaction costs in connection with a business combination, the sponsors or an affiliate of either sponsor, or certain of our officers and directors may, but are not obligated to, provide Working Capital Loans to the Company as may be required. If the Company completes a business combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the

MOSAIC ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

event that a business combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans, other than the interest on such proceeds that may be released for working capital purposes. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post business combination entity at a price of $1.50 per warrant. The warrants would be identical to the private placement warrants. There were no Working Capital Loans outstanding as of September 30, 2019 and December 31, 2018.

Note 6. Commitments & Contingencies

Registration Rights

The holders of the founder shares and private placement warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A common stock issuable upon the exercise of the private placement warrants and warrants that may be issued upon conversion of Working Capital Loans) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a business combination. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Pursuant to the forward purchase agreements, the Company agreed to file within 30 days after the closing of the business combination a registration statement for a secondary offering of the forward purchase shares and contingent call shares and to maintain the effectiveness of such registration statement until the earliest of (A) the date on which the anchor investors cease to hold the securities covered thereby, (B) the date all of the securities covered thereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act, subject to certain conditions and limitations set forth in the forward purchase agreements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the Initial Public Offering to purchase up to 4,500,000 additional units to cover over-allotments, if any, at the price paid by the underwriters in the Initial Public Offering. The underwriters exercised this over-allotment in full concurrently with the closing of the Initial Public Offering.

The underwriters were entitled to an underwriting discount of $0.20 per unit, or $6.9 million in the aggregate, paid upon the closing of the Initial Public Offering. Additionally, a deferred underwriting discount of $0.35 per unit, or $12.075 million in the aggregate will be payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a business combination, subject to the terms of the underwriting agreement.

Note 7. Stockholders’ Equity

Class A Common Stock—The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote

MOSAIC ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

for each share on each matter on which they are entitled to vote. At September 30, 2019 and December 31, 2018, there were 34,500,000 shares of Class A common stock issued and outstanding, including 33,784,066 and 33,427,182 shares of Class A common stock subject to possible redemption, respectively.

Class F Common Stock—The Company is authorized to issue 20,000,000 founder shares with a par value of $0.0001 per share. Holders of the Company’s founder shares are entitled to one vote for each share on each matter on which they are entitled to vote. The founder shares will automatically convert into Class A common stock on the first business day following the consummation of the initial business combination on a one-for-one basis. As of September 30, 2019 and December 31, 2018, there were 8,625,000 founder shares outstanding.

Holders of the founder shares will have the right to elect all of the Company’s directors prior to the initial business combination and each director will need to receive the vote of two-thirds of the outstanding founder shares in order to be elected. Otherwise, holders of Class A common stock and founder shares will vote together as a single class on all matters submitted to a vote of stockholders except as required by law or the applicable rules of the New York Stock Exchange then in effect.

Founder shares will automatically convert into Class A common stock on the first business day following the consummation of the initial business combination, or earlier at the option of the holders, on a one-for-one basis, subject to adjustment. In the case that additional Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of the initial business combination, the ratio at which the founder shares shall convert into Class A common stock will be adjusted (unless the holders of two-thirds of the outstanding founder shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A common stock issuable upon conversion of all founder shares will equal, in the aggregate, 20% of the sum of the total number of all common stock outstanding upon the completion of the Initial Public Offering plus all Class A common stock and equity-linked securities issued or deemed issued in connection with the initial business combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination and excluding forward purchase shares sold to the anchor investors. The conversion ratio of the founder shares into Class A common stock will be further adjusted in connection with the forward purchase shares sold to the anchor investors such that the sponsors will receive upon the closing of our initial business combination an aggregate number of additional Class A common stock equal to one ninth of the aggregate number of forward purchase shares sold to the anchor investors.

Preferred Stock—The Company is authorized to issue 1,000,000 preferred stock with a par value of $0.0001 per share. At September 30, 2019 and December 31, 2018, there are no preferred stock issued or outstanding.

Warrants—Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will become exercisable on the later of (a) 30 days after the completion of a business combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a business combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A common stock

MOSAIC ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

issuable upon exercise of the warrants is not effective by the sixtieth (60th) day after the closing of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. The warrants will expire five years after the completion of a business combination or earlier upon redemption or liquidation.

The private placement warrants are identical to the warrants underlying the units sold in the Initial Public Offering, except that the private placement warrants and the Class A common stock issuable upon exercise of the private placement warrants will not be transferable, assignable or salable until 30 days after the completion of a business combination, subject to certain limited exceptions. Additionally, the private placement warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the private placement warrants are held by someone other than the initial stockholders or their permitted transferees, the private placement warrants will be redeemable by the Company and exercisable by such holders on the same basis as the warrants.

The Company may call the warrants for redemption:

1. For cash:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported closing price of the common stock equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations, reclassifications, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

2. For Class A common stock:

•	in whole and not in part;

•

at a price equal to a number of Class A common stock to be determined by reference to a table included in the warrant agreement, based on the redemption date and the fair market value of the Class A common stock;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported closing price of the common stock equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, reorganizations, reclassifications, recapitalizations and the like) on the trading day prior to the date on which the Company sends notice of redemption to the warrant holders.

If the Company calls the warrants for redemption, management will have the option to require all holders that wish to exercise the warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the

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NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

warrants shares. If the Company is unable to complete a business combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. In such a situation, the warrants would expire worthless.

Note 8. Fair Value Measurements

The following table presents information about the Company’s assets that are measured on a recurring basis as of September 30, 2019 and December 31, 2018 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

September 30, 2019

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investments held in Trust Account	$354,264,460	$—	$—

December 31, 2018

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investments held in Trust Account	$350,437,823	$—	$—

None of the balance in the Trust Account was held in cash as of September 30, 2019 and December 31, 2018.

Note 9. Merger Agreement

Pursuant to the terms of the Merger Agreement, a business combination between Mosaic and Vivint Smart Home will be effected through the merger of Merger Sub with and into Vivint Smart Home, with Vivint Smart Home surviving as the surviving company (the “Merger”). At the effective time of the Merger (the “Effective Time”), each stockholder of Vivint Smart Home will receive 209.6849221312 shares of Mosaic’s Class A common stock, par value $0.0001 per share (the “Common Stock”) for each share of Vivint Smart Home common stock, par value $0.01 per share (“Vivint common stock”), that such stockholder owns. Pursuant to the terms of the Merger Agreement, Mosaic is required to use reasonable best efforts to cause the Common Stock to be issued in connection with the transactions contemplated by the Merger Agreement (the “Transactions”) to be listed on the New York Stock Exchange (“NYSE”) prior to the closing of the Merger (the “Closing”). Certain investment funds managed by affiliates of Fortress Investment Group LLC (“Fortress”) and certain investment funds affiliated with The Blackstone Group Inc. (“Blackstone”) have agreed to purchase, respectively, 12,500,000 and 10,000,000 newly-issued shares of Common Stock (such purchases, the “Fortress Subscription” and the “Blackstone Subscription”, respectively, and together, the “Subscriptions”) concurrently with the completion of the Merger. Following the Merger, cash proceeds are expected to be used to repay certain of Vivint Smart Home’s existing indebtedness, including its senior notes due 2020.

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NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

The consummation of the proposed Transactions is subject to the receipt of the requisite approval of the stockholders of each of Mosaic and Vivint Smart Home (such approvals, the “Mosaic stockholder approval” and the “Vivint Smart Home stockholder approval”, respectively) and the fulfillment of certain other conditions

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) entity organization, formation and authority, (b) capital structure, (c) authorization to enter into the Merger Agreement, (d) licenses and permits, (e) taxes, (f) financial statements, (g) real property, (h) material contracts, (i) title to assets, (j) absence of changes, (k) employee matters, (l) compliance with laws, (m) litigation, (n) transactions with affiliates and (o) regulatory matters.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to operation of the business prior to consummation of the Transactions and efforts to satisfy conditions to consummation of the Transactions. The Merger Agreement also contains additional covenants of the parties, including, among others, (a) covenants providing for Mosaic and Vivint Smart Home to use reasonable best efforts to obtain all necessary regulatory approvals, (b) covenants providing for Mosaic, Merger Sub and Vivint Smart Home to cooperate in the preparation of the Registration Statement and Proxy Statement (as each such terms are defined in the Merger Agreement) required to be filed in connection with the Transactions and (c) covenants providing for Mosaic and Vivint Smart Home to use commercially reasonable efforts to ensure that funds held by Mosaic at the Closing be used to repay Vivint Smart Home’s outstanding indebtedness.

Earnout

Following the Closing, holders of Vivint common stock and holders of Rollover Restricted Stock (as defined in the Merger Agreement) and outstanding Rollover Equity Awards (as defined in the Merger Agreement) will have the contingent right to receive, in the aggregate, up to 25,000,000 shares of Common Stock if, from the Closing until the fifth anniversary thereof, the dollar volume-weighted average price of Common Stock exceeds certain thresholds (as further described in the Merger Agreement).

Mosaic Omnibus Incentive Plan

Prior to the Closing, Mosaic will adopt the Acquiror Omnibus Incentive Plan (as defined in the Merger Agreement) subject to the receipt of the Mosaic stockholder approval.

Vivint Smart Home Non-Solicitation Restrictions

Except as expressly permitted by the Merger Agreement, from the date of the Merger Agreement to the Effective Time or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, Vivint Smart Home has agreed not to, among other things, initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal (as defined in the Merger Agreement).

Prior to the receipt of the Vivint Smart Home stockholder approval, the Vivint Smart Home board of directors may, among other things, (a) change its recommendation that the Vivint Smart Home stockholders adopt the Merger Agreement or (b) pay the termination fee described below and terminate the Merger Agreement

MOSAIC ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

to enter into a definitive acquisition agreement providing for a Superior Proposal (as defined in the Merger Agreement), subject to the conditions set forth in the Merger Agreement including, Mosaic’s board of directors concluding, in consultation with its financial advisor(s) and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

Mosaic Exclusivity Restrictions

From the date of the Merger Agreement to the Effective Time or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, to the extent not inconsistent with Mosaic’s board of directors’ fiduciary duties, Mosaic has agreed not to, among other things, solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person (other than Vivint Smart Home, its stockholders or any of their affiliates or representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in any Business Combination (as defined in the Merger Agreement) other than with Vivint Smart Home, its stockholders and their affiliates or representatives.

Mosaic Change in Recommendation

Mosaic is required to use its reasonable best efforts to include in the Proxy Statement the recommendation of Mosaic’s board of directors to Mosaic’s stockholders that they approve the transaction proposals (the “Mosaic board recommendation”). Mosaic is permitted to change the Mosaic Board Recommendation (such change, a “change in recommendation”) if it determines, in good faith, after consultation with its outside legal counsel, that the failure to make such a change in recommendation would be inconsistent with its fiduciary duties under applicable law.

Conditions to Closing

General Conditions

Consummation of the proposed transactions is conditioned on Mosaic having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the Closing.

In addition, the consummation of the Merger is conditioned upon, among other things, (i) the expiration or termination of the waiting period under the Hart-Scott-Rodino Act, (ii) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions, (iii) the completion of the redemption offer in relation to Common Stock in accordance with the terms of the Merger Agreement and the Proxy Statement, (iv) receipt of the Mosaic stockholder approval, (v) receipt of the Vivint Smart Home stockholder approval and (vi) the receipt of the approval for listing by the New York Stock Exchange of the Common Stock to be issued in connection with the Transactions.

Mosaic’s Conditions to Closing

The obligations of Mosaic to consummate the Merger are also conditioned upon, among other things, customary closing conditions and the consummation of the Blackstone Subscription.

Vivint Smart Home’s Conditions to Closing

The obligations of Vivint Smart Home to consummate the Merger also are conditioned upon, among other things, (i) customary closing conditions, (ii) the amendment and restatement of Mosaic’s certificate of

MOSAIC ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

incorporation in the form attached to the Merger Agreement, (iii) stockholders of Common Stock having requested redemption for fewer than 10,350,000 shares in the aggregate of Common Stock, (iv) the consummation of the Fortress Subscription, (v) the consummation of the transactions contemplated by those certain Forward Purchase Agreements, each dated as of September 26, 2017, by and among Mosaic and the other parties thereto and (vi) the completion of the transactions contemplated to occur with or prior to the Closing pursuant to the Sponsor Agreement (as defined below).

Waivers

If permitted under applicable law, either Mosaic or Vivint Smart Home may waive in writing any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and waive compliance with any agreements or conditions for the benefit of itself or such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement. Notwithstanding the foregoing, pursuant to Mosaic’s current certificate of incorporation, Mosaic cannot consummate the proposed transaction if it has less than $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the Closing.

Termination

The Merger Agreement may be terminated at any time, but not later than the Closing, as follows:

(i)	by mutual written consent of Mosaic and Vivint Smart Home;

(ii)

by either Mosaic or Vivint Smart Home if the other party has breached any of its covenants or representations and warranties (or, in the case of Mosaic, certain breaches on the part of 313 Acquisition of the Support Agreement (each as defined below)) such that closing conditions would not be satisfied at the Closing (subject to a thirty-day cure period);

(iii)

by either Mosaic or Vivint Smart Home if the transactions are not consummated on or before January 22, 2020 (or April 23, 2020, if stockholders of Common Stock have approved the deadline for Mosaic to consummate its initial Business Combination), provided that such right to termination will not be available to a party if such party’s failure to fulfill any of its obligations under the Merger Agreement has been the primary cause of the failure of the Closing to occur by such date;

(iv)

by either Mosaic or Vivint Smart Home if a governmental entity shall have issued a final, non-appealable governmental order, rule or regulation permanently enjoining or prohibiting the consummation of the Merger;

(v)	by either Mosaic or Vivint Smart Home if the Mosaic stockholder approval is not obtained at the Mosaic special stockholder meeting;

(vi)

by written notice from Vivint Smart Home prior to obtaining the Vivint Smart Home stockholder approval, in order for Vivint Smart Home to enter into a Superior Proposal (subject to the relevant terms and conditions of the Merger Agreement); or

(vii)

by written notice from Mosaic if Vivint Smart Home’s board of directors (A) change its recommendation that the Vivint Smart Home stockholders adopt the Merger Agreement, or (B) fail to include its recommendation that the Vivint Smart Home stockholders adopt the Merger Agreement in the consent solicitation statement distributed to Vivint Smart Home stockholders.

In the event the Merger Agreement is terminated in accordance with the termination rights set forth in items (vi) and (vii) above, then Mosaic shall be entitled to receive a termination fee in the amount of $81,060,000.

MOSAIC ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Sponsor Agreement

In connection with the execution of the Merger Agreement, the sponsors and Eugene I. Davis (together with the sponsors, the “Sponsor Agreement Parties”) entered into an amendment to the existing sponsor agreement (as amended, the “Sponsor Agreement”) with Mosaic and Vivint Smart Home pursuant to which the Sponsor Agreement Parties have agreed to vote all shares of Common Stock beneficially owned by such persons in favor of each of the proposals at the Mosaic special stockholder meeting, to use their reasonable best efforts to take all actions reasonably necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement and to not take any action that would reasonable be expected to materially delay or prevent the satisfaction of the conditions to the Merger set forth in the Merger Agreement.

Pursuant to the Sponsor Agreement, prior to the valid termination of the Merger Agreement, each Sponsor Agreement Party is subject to certain non-solicitation restrictions restricting each Sponsor Agreement Party from, among other things, soliciting, initiating or knowingly encouraging or knowingly facilitating any inquiry, proposal or offer which constitutes, or could reasonably be expected to constitute a Business Combination Proposal (as defined in the Sponsor Agreement) other than with Vivint Smart Home, its stockholders and their respective affiliates and representatives or entering into any letter of intent, merger agreement or similar agreement providing such a Business Combination Proposal.

The Sponsor Agreement provides that the Sponsor Agreement Parties will not redeem any shares of Common Stock owned by such persons in connection with the Merger and will take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against Mosaic, Vivint Smart Home or any of their respective successors and assigns relating to the negotiation, execution or delivery of the Sponsor Agreement, the Merger Agreement or the consummation of the transactions contemplated in such agreements.

The Sponsor Agreement Parties have also agreed, subject to the Stockholders Agreement (described below) and subject to certain exceptions, not to transfer any Founder Shares (as defined in the Sponsor Agreement) (or any shares of Common Stock issuable upon conversion thereof) or any Private Placement Warrants (as defined in the Sponsor Agreement) (or any shares of Common Stock issuable upon exercise thereof) until the earlier of (A) one year after the completion of the Merger, (B) subsequent to the Merger, if the last sale price of Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Merger or (C) such future date following the completion of the Merger on which Mosaic completes a liquidation, merger, share exchange, reorganization or similar transaction that results in all of Mosaic’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property (the “Lock-up Period”).

The Sponsor Agreement also provides that all the Founder Shares (and any shares of Common Stock issuable upon conversion thereof) and Private Placement Warrants held by each Sponsor Agreement Party as of the Closing shall be unvested and shall be subject to certain time and performance-based vesting provisions described below. The Sponsor Agreement Parties have agreed not to transfer any unvested Founder Shares or Private Placement Warrants prior to the date such securities become vested.

Pursuant to the Sponsor Agreement, 50% of the unvested Founder Shares shall vest at the closing of the Merger. 25% of the unvested Founder Shares shall vest at such time as a $12.50 Stock Price Level (as defined below) is achieved on or before the fifth anniversary of the Closing. The remaining 25% of unvested Founder Shares shall vest at such time as a $15.00 Stock Price Level is achieved on or before the fifth anniversary of the Closing. 50% of the unvested Private Placement Warrants shall vest at such time as a $12.50 Stock Price Level is

MOSAIC ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

achieved on or before the fifth anniversary of the Closing. The remaining 50% of the unvested Private Placement Warrants shall vest at such time as a $15.00 Stock Price Level is achieved on or before the fifth anniversary of the Closing.

In the event Mosaic enters into a binding agreement on or before the fifth anniversary of the Closing related to certain sale transactions involving the shares of Common Stock or all or substantially all the assets of Mosaic (a “Mosaic Sale”), all unvested Founder Shares and unvested Private Placement Warrants shall vest on the day prior to the closing of such Mosaic Sale if the per share price implied in such Mosaic Sale meets or exceeds the applicable Stock Price Level.

Any Founder Shares or Private Placement Warrants that remain unvested after the fifth anniversary of the Closing shall be forfeited. The applicable “Stock Price Level” will be considered achieved only (a) when the volume weighted average price of Common Stock on the New York Stock Exchange is greater than or equal to the applicable threshold for any 20 trading days within a 30 trading day period or (b) the per share price implied in a Mosaic Sale is greater than or equal to the applicable threshold.

The Sponsor Agreement shall terminate on the earlier of (a) the consummation of a Mosaic Sale and (b) the later of (i) the earlier of (x) the achievement of a $15.00 Stock Price Level on or before the fifth anniversary of the Closing and (y) the fifth anniversary of the Closing and (ii) the expiration of the Lock-up Period.

Support Agreement

In connection with the execution of the Merger Agreement, Mosaic, Merger Sub and 313 Acquisition LLC (“313 Acquisition”), which holds Vivint Smart Home common stock representing approximately 92% of the voting power of Vivint Smart Home common stock and preferred stock, entered into a support agreement (the “Support Agreement”), providing, among other things, that on (or effective as of) the third business day following the date that the consent solicitation statement/prospectus included in the Registration Statement is disseminated to Vivint Smart Home’s stockholders, 313 Acquisition will execute and deliver a written consent with respect to the outstanding shares of Vivint Smart Home common stock held by 313 Acquisition adopting the Merger Agreement and approving the Merger, unless the Merger is no longer recommended by the Vivint Smart Home board of directors in accordance with the Merger Agreement, in which case, 313 Acquisition would vote a number of shares equal to 35% of the shares of Vivint Smart Home stock approving the Merger and is entitled, in its sole discretion, to vote its remaining shares in any manner. The shares of Vivint Smart Home common stock that are owned by 313 Acquisition and subject to the Support Agreement represent approximately 92% of the outstanding voting power of Vivint Smart Home common stock and preferred stock. In addition, the Support Agreement prohibits 313 Acquisition from engaging in activities that have the effect of soliciting a competing acquisition proposal.

Stockholders Agreement

In connection with the execution of the Merger Agreement, Mosaic entered into a stockholders agreement (the “Stockholders Agreement”) with the sponsors, Blackstone and certain other parties thereto (collectively, the “Stockholder Parties”). The Stockholders Agreement will become effective upon the consummation of the Merger. Pursuant to the terms of the Stockholders Agreement, Blackstone will have the right to designate nominees for election to Mosaic’s board of directors following the Closing at any meeting of its stockholders (each, a “Blackstone Director”). The number of nominees that Blackstone will be entitled to nominate pursuant to the Stockholders Agreement is dependent on Blackstone’s beneficial ownership of Common Stock. For so long as Blackstone and their affiliates own (i) 50% or more of the Common Stock, Blackstone will be entitled to designate a majority of Mosaic’s directors, (ii) 40% to 50% of the Common Stock, Blackstone will be entitled to

MOSAIC ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

designate 40% of Mosaic’s directors, (iii) 30% (but less than 40%) of the Common Stock, Blackstone will be entitled to designate 30% of Mosaic’s directors, (iv) 20% (but less than 30%) of the Common Stock, Blackstone will be entitled to designate 20% of Mosaic’s directors and (v) 5% (but less than 20%) of the Common Stock, Blackstone will be entitled to designate 10% of Mosaic’s directors.

Under the Stockholders Agreement, Mosaic agreed to nominate one director designated by Fortress (the “Fortress Director”) to Mosaic’s board of directors so long as Fortress beneficially owns at least 50% of the shares of Mosaic’s Common Stock it owns immediately following the consummation of the Merger; provided that the Fortress Director must be an employee or principal of the Softbank Vision Fund unless otherwise agreed by Mosaic and Blackstone. Additionally, so long as Fortress beneficially owns at least 50% of the shares of Mosaic’s common stock it owns immediately following the consummation of the Merger, Fortress shall have the right to appoint a representative (the “Fortress Observer”) who will have the right to attend meetings of Mosaic’s board of directors and receive information given to Mosaic’s directors, subject to certain customary exceptions, including to preserve confidentiality obligations or privilege. The Fortress Observer will not have any voting rights.

Under the Stockholders Agreement, Mosaic agreed to nominate one director designated by the Summit Designator (as defined in the Stockholders Agreement) (the “Summit Director” and together with the Blackstone Directors and the Fortress Director, the “Stockholder Directors”) to Mosaic’s board of directors so long as the Summit Holders (as defined in the Stockholders Agreement) beneficially own at least 50% of the shares of Mosaic’s Common Stock they own immediately following the consummation of the Merger. Additionally, so long as the Summit Holders beneficially owns at least 50% of the shares of Mosaic’s common stock they own immediately following the consummation of the Merger, the Summit Holders shall have the right to appoint a representative (the “Summit Observer”) who will have the right to attend meetings of Mosaic’s board of directors and receive information given to Summit’s directors, subject to certain customary exceptions, including to preserve confidentiality obligations or privilege. The Summit Observer will not have any voting rights.

In the case of a vacancy on Mosaic’s board created by the removal or resignation of a Stockholder Director, Mosaic agreed to nominate an individual designated by Blackstone or Fortress, as applicable, for election to fill the vacancy.

Confidentiality and Lockup Agreements

In addition, pursuant to certain Confidentiality and Lockup Agreements (the “Confidentiality and Lockup Agreements”), certain stockholders have agreed that they will not, during the period beginning on the effective time of the Merger and continuing to and including the date that is (i) in the case of 313 Acquisition, six months after the date of Closing, (ii) in the case of the Pedersen Holders, Dunn Holders, Summit Holders and Black Horse Holders (each as defined in the Stockholders Agreement), two years after the date of Closing and (iii) for all other Stockholder Parties, one year after the date of Closing, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, or any interest in any of the foregoing (in each case, subject to certain exceptions set forth in the Confidentiality and Lockup Agreements). The Confidentiality and Lockup Agreements will become effective upon the consummation of the Merger.

Registration Rights Agreement

In connection with the execution of the Merger Agreement, Vivint Smart Home, Mosaic, 313 Acquisition and certain significant stockholders of Mosaic entered into a registration rights agreement (“Registration Rights

MOSAIC ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Agreement”). The Registration Rights Agreement will become effective upon the consummation of the Merger. Under the Registration Rights Agreement, following the consummation of the Merger Mosaic agreed to provide to 313 Acquisition an unlimited number of “demand” registration rights and to provide to other stockholders customary “piggyback” registration rights. The Registration Rights Agreement also provides that Mosaic will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Support and Services Agreement

In connection with the execution of the Merger Agreement, Mosaic, a subsidiary of Vivint Smart Home and Blackstone Management Partners L.L.C. (“BMP”), an affiliate of Blackstone, entered into an amended and restated support and services agreement (as amended, the “Support and Services Agreement”), which amends and restates and existing agreement between Vivint Smart Home and BMP. The Support and Services Agreement will become effective upon the consummation of the Merger. Pursuant to the Support and Services Agreement, BMP has been engaged to provide, directly or indirectly, monitoring, advisory and consulting services that may be requested by Vivint Smart Home in the following areas: (1) advice regarding the structure, distribution and timing of debt and equity offerings and advice regarding relationships with Vivint Smart Home’s lenders and bankers, (2) advice regarding the structuring and implementation of equity participation plans, employee benefit plans and other incentive arrangements for certain of Vivint Smart Home’s key executives, (3) general advice regarding dispositions and/or acquisitions, (4) advice regarding the strategic direction of Vivint Smart Home’s business and (5) such other advice directly related or ancillary to the above advisory services as may be reasonably requested by Vivint Smart Home. In exchange for these services, Vivint Smart Home will pay an annual monitoring fee to BMP of 1% of consolidated EBITDA until upon the earlier of (1) the completion of Vivint Smart Home’s fiscal year ended December 31, 2021 or (2) the date upon which Blackstone owns less than 5% of the voting power of all of the shares of capital stock entitled to vote generally in the election of directors of Vivint Smart Home or its direct or indirect controlling parent, and such stake has a fair market value (as determined by Blackstone) of less than $25 million.

Additionally, under the Support and Services Agreement, BMP will make available to Vivint Smart Home its portfolio operations group to provide support services customarily provided by Blackstone’s portfolio operations group to Blackstone’s private equity portfolio companies of a type and amount determined by such portfolio services group it its sole discretion to be warranted and appropriate. BMP may, at any time, choose not to provide any such services. Such services will be provided without charge, other than for the reimbursement of related out-of-pocket expenses incurred by BMP and its affiliates.

Subscription Agreements

In connection with the execution of the Merger Agreement, each of Fortress and Blackstone entered into the Subscription Agreements pursuant to which each of Fortress and Blackstone have respectively subscribed for 12,500,000 and 10,000,000 newly-issued shares of Common Stock to be issued at the Closing. The obligations to consummate the Subscriptions are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Vivint Smart Home, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vivint Smart Home, Inc. and Subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has generated recurring net losses and negative cash flows from operations and has substantial indebtedness subject to contractual terms that will accelerate maturity of such indebtedness if the Company has not made specified debt repayments prior to September 1, 2020. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Adoption of Accounting Standards Update (ASU) No. 2014-09

As discussed in Note 2 and Note 3 to the consolidated financial statements, the Company has changed its method for recognizing revenue from contracts with customers and its accounting for contract acquisition costs due to the adoption ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2011.

Salt Lake City, Utah

September 24, 2019

VIVINT SMART HOME, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2017	2018
ASSETS
Current Assets:
Cash and cash equivalents	$3,872	$12,773
Accounts and notes receivable, net	40,721	48,724
Inventories	115,222	50,552
Prepaid expenses and other current assets	19,509	11,449

Total current assets	179,324	123,498
Property, plant and equipment, net	78,081	73,401
Capitalized contract costs, net	—	1,115,775
Subscriber acquisition costs, net	1,308,558	—
Deferred financing costs, net	3,099	2,058
Intangible assets, net	377,451	255,085
Goodwill	836,970	834,855
Long-term notes receivables and other assets, net	88,723	119,819

Total assets	$2,872,206	$2,524,491

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current Liabilities:
Accounts payable	$109,555	$67,086
Accrued payroll and commissions	57,752	65,479
Accrued expenses and other current liabilities	74,321	136,715
Deferred revenue	88,337	186,953
Current portion of capital lease obligations	10,614	7,743

Total current liabilities	340,579	463,976
Notes payable, net	2,760,297	2,961,947
Notes payable, net—related party	—	75,148
Revolving line of credit	60,000	—
Capital lease obligations, net of current portion	11,089	5,571
Deferred revenue, net of current portion	264,555	323,585
Other long-term obligations	79,020	90,209
Deferred income tax liabilities	9,041	1,096

Total liabilities	3,524,581	3,921,532
Commitments and contingencies (See Note 13)
Stockholders’ deficit:
Common stock, $0.01 par value, 2,000,000 shares authorized; 1,003,587 and 1,006,290 shares issued and outstanding as of December 31, 2017 and 2018, respectively	10	10
Preferred stock, $0.01 par value, 400,000 shares authorized, including 100,000 shares designated and 79,791 shares issued and outstanding of Series A Convertible Preferred Stock as of December 31, 2017 and 2018	1	1
Additional paid-in capital	728,850	735,966
Accumulated deficit	(1,353,935)	(2,104,181)
Accumulated other comprehensive loss	(27,301)	(28,837)

Total stockholders’ deficit	(652,375)	(1,397,041)

Total liabilities and stockholders’ deficit	$2,872,206	$2,524,491

See accompanying notes to consolidated financial statements

VIVINT SMART HOME, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Year ended December 31,
	2016	2017	2018
Revenues:
Recurring and other revenue	$724,478	$843,420	$1,050,441
Service and other sales revenue	22,855	26,988	—
Activation fees	10,574	11,575	—

Total revenues	757,907	881,983	1,050,441
Costs and expenses:
Operating expenses (exclusive of depreciation and amortization shown separately below)	264,865	321,476	355,813
Selling expenses (exclusive of amortization of deferred commissions of $64,007, $84,152 and $165,797, respectively, which are included in depreciation and amortization shown separately below)	131,421	198,348	213,386
General and administrative expenses	143,168	188,397	209,257
Depreciation and amortization	288,542	329,255	514,082
Restructuring and asset impairment charges	1,013	—	4,683

Total costs and expenses	829,009	1,037,476	1,297,221

Loss from operations	(71,102)	(155,493)	(246,780)
Other expenses (income):
Interest expense	197,965	225,772	245,214
Interest income	(432)	(130)	(425)
Other loss (income), net	7,255	27,986	(17,323)

Loss before income taxes	(275,890)	(409,121)	(474,246)
Income tax expense (benefit)	67	1,078	(1,611)

Net loss	$(275,957)	$(410,199)	$(472,635)

Net loss attributable per share to common stockholders:
Basic	$(274.99)	$(408.75)	$(470.61)
Diluted	$(274.99)	$(408.75)	$(470.61)
Weighted-average shares used in computing net loss attributable per share to common stockholders:
Basic	1,003,528	1,003,544	1,004,295
Diluted	1,003,528	1,003,544	1,004,295

See accompanying notes to consolidated financial statements

VIVINT SMART HOME, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	December 31,
	2016	2017	2018
Net loss	$(275,957)	$(410,199)	$(472,635)
Other comprehensive (loss) income, net of tax effects:
Foreign currency translation adjustment	2,482	3,155	(2,216)
Unrealized gain (loss) on marketable securities	1,011	(1,693)	—

Total other comprehensive income (loss)	3,493	1,462	(2,216)

Comprehensive loss	$(272,464)	$(408,737)	$(474,851)

See accompanying notes to consolidated financial statements

VIVINT SMART HOME, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(In thousands, except shares)

	Common Stock		Convertible Preferred Stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
	Shares	Amount	Shares	Amount
Balance, December 31, 2015	1,003,523	$10	—	$—	$644,108	$(667,746)	$(32,256)	$(55,884)
Net Loss	—	—	—	—	—	(275,957)	—	(275,957)
Foreign currency translation adjustment	—	—	—	—	—	—	2,482	2,482
Unrealized gain on marketable securities	—	—	—	—	—	—	1,011	1,011
Stock-based compensation	—	—	—	—	3,868	—	—	3,868
Issuance of common stock	18	—	—	—	—	—	—	—
Issuance of convertible preferred stock, net of issuance costs	—	—	79,791	1	100,406	—	—	100,407
Return of capital	—	—	—	—	(21,109)	—	—	(21,109)

Balance, December 31, 2016	1,003,541	10	79,791	1	727,273	(943,703)	(28,763)	(245,182)
Net Loss	—	—	—	—	—	(410,199)	—	(410,199)
Foreign currency translation adjustment	—	—	—	—	—	—	3,155	3,155
Unrealized loss on marketable securities	—	—	—	—	—	—	(1,693)	(1,693)
Stock-based compensation	—	—	—	—	1,577	(33)	—	1,544
Issuance of common stock	46	—	—	—	—	—	—	—

Balance, December 31, 2017	1,003,587	10	79,791	1	728,850	(1,353,935)	(27,301)	(652,375)
Net Loss	—	—	—	—	—	(472,635)	—	(472,635)
Foreign currency translation adjustment	—	—	—	—	—	—	(2,216)	(2,216)
Stock-based compensation	—	—	—	—	2,416	—	—	2,416
ASU 2014-09 adoption	—	—	—	—	—	(276,931)	—	(276,931)
ASU 2016-01 adoption	—	—	—	—	—	(680)	680	—
Issuance of common stock	31	—	—	—	—	—	—	—
Capital contribution	2,672	—	—	—	4,700	—	—	4,700

Balance, December 31, 2018	1,006,290	$10	79,791	$1	$735,966	$(2,104,181)	$(28,837)	$(1,397,041)

See accompanying notes to consolidated financial statements

VIVINT SMART HOME, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,
	2016	2017	2018
Cash flows from operating activities:
Net loss from operations	$(275,957)	$(410,199)	$(472,635)
Adjustments to reconcile net loss to net cash used in operating activities of operations:
Amortization of capitalized contract costs	—	—	398,174
Amortization of subscriber acquisition costs	154,877	206,153	—
Amortization of customer relationships	108,178	94,863	84,174
Gain on fair value changes of equity securities	—	—	(477)
Depreciation and amortization of property, plant and equipment and other intangible assets	25,488	28,239	31,734
Amortization of deferred financing costs and bond premiums and discounts	10,447	6,586	5,152
Expense for previously deferred offering costs	—	—	4,721
(Gain) loss on sale or disposal of assets	(33)	458	(49,762)
Loss on early extinguishment of debt	10,085	23,062	14,571
Stock-based compensation	3,868	1,595	2,505
Provision for doubtful accounts	19,624	22,465	19,405
Deferred income taxes	(478)	929	(2,149)
Restructuring and asset impairment charges	7,126	—	—
Changes in operating assets and liabilities, net of acquisitions:
Accounts and notes receivable, net	(24,338)	(49,590)	(34,008)
Inventories	(11,827)	(75,580)	64,442
Prepaid expenses and other current assets	(5,165)	(5,975)	4,695
Capitalized contract costs, net	—	—	(499,252)
Subscriber acquisition costs, net	(419,509)	(457,679)	—
Long-term notes receivables and other assets, net	368	(74,801)	(29,118)
Accounts payable	(2,978)	70,525	(27,045)
Accrued payroll and commissions, expenses and other current and long-term liabilities	12,702	62,208	91,469
Restructuring liability	(2,797)	(91)	—
Deferred revenue	24,613	247,500	172,905

Net cash used in operating activities	(365,706)	(309,332)	(220,499)
Cash flows from investing activities:
Subscriber acquisition costs—company owned equipment	(5,243)	—	—
Capital expenditures	(11,642)	(20,391)	(19,412)
Proceeds from the sale of intangible assets	—	—	53,693
Proceeds from the sale of capital assets	3,123	776	127
Acquisition of intangible assets	(1,385)	(1,745)	(1,486)
Acquisition of other assets	—	(301)	—

Net cash (used in) provided by investing activities	(15,147)	(21,661)	32,922

See accompanying notes to consolidated financial statements

VIVINT SMART HOME, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS CONTINUED

(In thousands)

	Year ended December 31,
	2016	2017	2018
Cash flows from financing activities:
Proceeds from notes payable	604,000	724,750	759,000
Proceeds from notes payable—related party	—	—	51,000
Repayments of notes payable	(235,535)	(450,000)	(522,191)
Borrowings from revolving line of credit	57,000	196,895	201,000
Repayments on revolving line of credit	(77,000)	(136,895)	(261,000)
Repayments of capital lease obligations	(8,315)	(10,007)	(12,354)
Payments of other long-term obligations	—	(2,983)	—
Financing costs	(9,036)	(18,277)	(11,317)
Deferred financing costs	(9,241)	(11,119)	(9,302)
Payments for deferred offering	—	(1,151)	(3,129)
Return of capital	(21,109)	—	—
Proceeds from capital contributions	100,407	—	4,700

Net cash provided by financing activities	401,171	291,213	196,407
Effect of exchange rate changes on cash	(466)	132	71

Net increase (decrease) in cash and cash equivalents	19,852	(39,648)	8,901
Cash and cash equivalents:
Beginning of period	23,668	43,520	3,872

End of period	$43,520	$3,872	$12,773

Supplemental cash flow disclosures:
Income tax paid	$435	$219	$330
Interest paid	$189,170	$207,433	$239,441
Supplemental non-cash investing and financing activities:
Capital lease additions	$8,411	$14,633	$4,569
Deferred offering costs included within accounts payable	$—	$2,208	$441
Intangible asset acquisitions included within accounts payable, accrued expenses and other current liabilities and other long-term obligations	$31,283	$557	$974
Capital expenditures included within accounts payable, accrued expenses and other current liabilities	$2,345	$2,531	$128
Change in fair value of equity securities	$1,011	$1,314	$—
Property acquired under build-to-suit agreements included within other long-term obligations	$4,619	$2,300	$—

See accompanying notes to consolidated financial statements

VIVINT SMART HOME, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Vivint Smart Home, Inc. (“Parent”) is a holding company, and all operations are conducted by its wholly-owned subsidiaries. Parent and its wholly-owned subsidiaries, (collectively the “Company”), is engaged in the sale, installation, servicing and monitoring of smart home and security systems, primarily in the United States and Canada. Parent, which is majority-owned by 313 Acquisition, LLC. (“313”), APX Group Holdings, Inc. (“Holdings”), which is wholly-owned by Parent, and APX Group, Inc. (“APX”), which is wholly-owned by Holdings, have no operations.

2. Significant Accounting Policies

Basis of Presentation

The Company has prepared the accompanying consolidated financial statements pursuant to generally accepted accounting principles in the United States (“GAAP”). Preparing financial statements requires the Company to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on the Company’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the Company’s estimates. The results of operations presented herein are not necessarily indicative of the Company’s results for any future period.

Going Concern

The Company has prepared its consolidated financial statements assuming that the Company will continue as a going concern. However, if the Company does not make specified debt repayments prior to September 1, 2020, certain other indebtedness will become due and payable on that date as discussed below. The Company has historically generated recurring net losses and negative cash flows from operations and may be unable to refinance its debt or make such specified debt repayments prior to September 1, 2020. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 5 and Note 19, certain of the Company’s debt agreements contain “springing maturity” provisions. Under the terms of these springing maturity provisions, if on September 1, 2020 more than $190.0 million aggregate principal amount under the 2020 Notes remains outstanding or has not been refinanced, the 2022 Notes and 2022 Private Placement Notes will mature on September 1, 2020. If on September 1, 2020 more than $250.0 million aggregate principal amount under the 2020 Notes remains outstanding or has not been refinanced, the Revolving Credit Facility will also mature on September 1, 2020. In addition, if on September 1, 2020 more than $275.0 million aggregate principal amount under the 2020 Notes remains outstanding or has not been refinanced, the Term Loan and the 2024 Notes will also mature on September 1, 2020. As of June 30, 2019, the Company had $454.3 million aggregate principal amount of the 2020 Notes outstanding.

As of June 30, 2019, the Company had $3.1 million of cash and cash equivalents and $140.3 million of availability under the Company’s revolving credit facility.

Management plans to use a portion of the proceeds from the Merger discussed in Note 19 to repay all of the outstanding 2020 Notes, in which case the maturity dates for the debt discussed above would not accelerate to September 1, 2020 from the original maturity dates disclosed in Note 5 and Note 19. There is no assurance that the Merger and the associated debt repayment will be completed as currently contemplated or at all. To the extent additional capital is not obtained through the Merger, management will seek other forms of financing, which may include issuance of additional equity or debt or other means of timely addressing the Company’s debt obligations. There is no assurance such other forms of financing will be available.

Vivint Flex Pay

In January 2017, the Company announced the introduction of the Vivint Flex Pay plan (“Vivint Flex Pay”), which became the Company’s primary sales model beginning in March 2017. Under Vivint Flex Pay, customers pay separately for the products (including control panel, security peripheral equipment, smart home equipment, and related installation) (“Products”) and Vivint’s smart home and security services (“Services”). The customer has the following three options to pay for the Products: (1) qualified customers in the United States may finance the purchase of Products through a third-party financing provider (“Consumer Financing Program”) (2) customers not eligible for the Consumer Financing Program, but who qualify under the Company’s underwriting criteria, may enter into a retail installment contract (“RIC”) directly with Vivint, or (3) customers may purchase the Products at the outset of the service contract by check, automatic clearing house payments (“ACH”), credit or debit card.

Although customers pay separately for the Products and Services under the Vivint Flex Pay plan, the Company has determined that the shift in its sales model does not change the Company’s conclusion that the sale of Products and Services are one single performance obligation. As a result, all forms of transactions under Vivint Flex Pay create deferred revenue for the gross amount of Products sold. Gross deferred revenues are reduced by imputed interest on the RICs and the present value of expected payments due to the third-party financing provider under the Consumer Financing Program.

Under the Consumer Financing Program, qualified customers are eligible for installment loans provided by a third-party financing provider of up to $4,000 for either 42 or 60 months. The Company pays a monthly fee to the third-party financing provider based on the average daily outstanding balance of the loans provided to our subscribers, and the Company shares the liability for credit losses, with the Company being responsible for between 5% to 100% of lost principal balances. Additionally, the Company is responsible for reimbursing the financing provider for the credit card transaction fees associated with the loans. Because of the nature of these provisions under the Consumer Financing Program, the Company records a derivative liability at its fair value when the third-party financing provider originates installment loans to customers, which reduces the amount of estimated revenue recognized on the provision of the services. The derivative liability is reduced as payments are made from the Company to the third-party financing provider. Subsequent changes to the fair value of the derivative liability are realized through other loss/(income), net in the Consolidated Statement of Operations. (See Note 9).

Retail Installment Contract Receivables

For customers that enter into a RIC under the Vivint Flex Pay plan, the Company records a receivable for the amount financed. Gross RIC receivables are reduced for (i) expected write-offs of uncollectible balances over the term of the RIC and (ii) a present value discount of the expected cash flows using a risk adjusted market interest rate (together, the “RIC Discount”). Therefore, the RIC receivables equal the present value of the expected cash flows to be received by the Company over the term of the RIC. At the time of installation, the Company records a long-term note receivable within long-term notes receivables and other assets, net on the consolidated balance sheets for the present value of the receivables that are expected to be collected beyond 12 months of the reporting date. The unbilled receivable amounts that are expected to be collected within 12 months of the reporting date are included as a short-term notes receivable within accounts and notes receivable, net on the consolidated balance sheets. The billed amounts of notes receivables are included in accounts receivable within accounts and notes receivable, net on the consolidated balance sheets.

The Company imputes the interest on the RIC receivable using a risk adjusted market interest rate and records it as an adjustment to deferred revenue and as an adjustment to the face amount of the related receivable. The risk adjusted interest rate considers a number of factors, including credit quality of the subscriber base and other qualitative considerations such as macro-economic factors. The imputed interest income is recognized over the term of the RIC contract as recurring and other revenue on the consolidated statements of operations.

When the Company determines that there are RIC receivables that have become uncollectible, it records an adjustment to the RIC Discount and reduces the related note receivable balance. On a regular basis, the Company also assesses the level of the RIC Discount balance based on historical RIC write-off trends and adjusts the balance, if necessary. Account balances are written-off if collection efforts are unsuccessful and future collection is unlikely based on the length of time from the day accounts become past due. (See Note 4).

Revenue Recognition

The Company offers its customers smart home services combining Products, including a proprietary control panel, door and window sensors, door locks, security cameras and smoke alarms; installation; and a proprietary back-end cloud platform software and Services. These together create an integrated system that allows the Company’s customers to monitor, control and protect their home (“Smart Home Services”). The Company’s customers are buying this integrated system that provides them with these Smart Home Services. The number and type of Products purchased by a customer depends on their desired functionality. Because the Products and Services included in the customer’s contract are integrated and highly interdependent, and because they must work together to deliver the Smart Home Services, the Company has concluded that installed Products, related installation and Services contracted for by the customer are generally not distinct within the context of the contract and, therefore, constitute a single, combined performance obligation. Revenues for this single, combined performance obligation are recognized on a straight-line basis over the customer’s contract term, which is the period in which the parties to the contract have enforceable rights and obligations. The Company has determined that certain contracts that do not require a long-term commitment for monitoring services by the customer contain a material right to renew the contract, because the customer does not have to purchase Products upon renewal. Proceeds allocated to the material right are recognized over the period benefit, which is generally three years.

The majority of the Company’s subscription contracts are between three and five years in length and are non-cancelable. These contracts with customers generally convert into month-to-month agreements at the end of the initial term, and some customer contracts are month-to-month from inception. Payment for recurring monitoring and other Smart Home Services is generally due in advance on a monthly basis.

Sales of Products and other one-time fees such as service fees or installation fees are invoiced to the customer at the time of sale. Revenues for wireless internet service provided by Vivint Wireless Inc. (“Wireless Internet” or “Wireless”) and any Products or Services that are considered separate performance obligations are recognized when those Products or Services are delivered. Taxes collected from customers and remitted to governmental authorities are not included in revenue. Payments received or amounts billed in advance of revenue recognition are reported as deferred revenue.

Deferred Revenue

The Company’s deferred revenues primarily consist of amounts for sales (including upfront proceeds) of Smart Home Services. Deferred revenues are recognized over the term of the related performance obligation.

Accounts Receivable

Accounts receivable consists primarily of amounts due from customers for recurring monthly monitoring Services and the billed portion of RIC receivables. The accounts receivable are recorded at invoiced amounts and are non-interest bearing and are included within accounts and notes receivable, net on the consolidated balance sheets. Accounts receivable totaled $24.3 million and $16.5 million at December 31, 2017 and 2018, respectively net of the allowance for doubtful accounts of $5.4 million and $5.6 million at December 31, 2017 and 2018, respectively. The Company estimates this allowance based on historical collection experience and subscriber attrition rates. When the Company determines that there are accounts receivable that are uncollectible, they are charged off against the allowance for doubtful accounts. The provision for doubtful accounts is included in general and administrative expenses in the accompanying consolidated statements of operations and totaled $22.5 million and $19.4 million for the years ended December 31, 2017 and 2018, respectively.

The changes in the Company’s allowance for accounts receivable were as follows for the periods ended (in thousands):

	Year ended December 31,
	2016	2017	2018
Beginning balance	$3,541	$4,138	$5,356
Provision for doubtful accounts	19,624	22,465	19,405
Write-offs and adjustments	(19,027)	(21,247)	(19,167)

Balance at end of period	$4,138	$5,356	$5,594

Restructuring and Asset Impairment Charges

Restructuring and asset impairment charges represent expenses incurred in relation to activities to exit or dispose of portions of the Company’s business that do not qualify as discontinued operations. Liabilities associated with restructuring are measured at their fair value when the liability is incurred. Expenses for related termination benefits are recognized at the date the Company notifies the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period. Liabilities related to termination of a contract are measured and recognized at fair value when the contract does not have any future economic benefit to the entity and the fair value of the liability is determined based on the present value of the remaining obligation. The Company expenses all other costs related to an exit or disposal activity as incurred (See Note 10).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Capitalized Contract Costs

Capitalized contract costs represent the costs directly related and incremental to the origination of new contracts, modification of existing contracts or to the fulfillment of the related customer contracts. These include commissions, other compensation and related costs incurred directly for the origination and installation of new or upgraded customer contracts, as well as the cost of Products installed in the customer home at the commencement or modification of the contract. The Company calculates amortization by accumulating all deferred contract costs into separate portfolios based on the initial month of service and amortizes those deferred contract costs on a straight-line basis over the expected period of benefit that the Company has determined to be five years, consistent with the pattern in which the Company provides services to its customers. The Company believes this pattern of amortization appropriately reduces the carrying value of the capitalized contract costs over time to reflect the decline in the value of the assets as the remaining period of benefit for each monthly portfolio of contracts decreases. The period of benefit of five years is longer than a typical contract term because of anticipated contract renewals. The Company applies this period of benefit to its entire portfolio of contracts. The Company updates its estimate of the period of benefit periodically and whenever events or circumstances indicate that the period of benefit could change significantly. Such changes, if any, are accounted for prospectively as a change in estimate. Amortization of capitalized contract costs is included in “Depreciation and Amortization” on the consolidated statements of operations.

The carrying amount of the capitalized contract costs is periodically reviewed for impairment. In performing this review, the Company considers whether the carrying amount of the capitalized contract costs will be recovered. In estimating the amount of consideration the Company expects to receive in the future related to capitalized contract costs, the Company considers factors such as attrition rates, economic factors, and industry developments, among other factors. If it is determined that capitalized contract costs are impaired, an impairment loss is recognized for the amount by which the carrying amount of the capitalized contract costs and the anticipated costs that relate directly to providing the future services exceed the consideration that has been received and that is expected to be received in the future.

Contract costs not directly related and incremental to the origination of new contracts, modification of existing contracts or to the fulfillment of the related customer contracts are expensed as incurred. These costs include those associated with housing, marketing and recruiting, non-direct lead generation costs, certain portions of sales commissions and residuals, overhead and other costs considered not directly and specifically tied to the origination of a particular subscriber.

On the consolidated statement of cash flows, capitalized contract costs are classified as operating activities and reported as “Capitalized contract costs—deferred contract costs” as these assets represent deferred costs associated with customer contracts.

Cash and Cash Equivalents

Cash and cash equivalents consists of highly liquid investments with remaining maturities when purchased of three months or less.

Inventories

Inventories, which are comprised of smart home and security system equipment and parts are stated at the lower of cost or market with cost determined under the first-in, first-out (FIFO) method. The Company adjusts the inventory balance based on anticipated obsolescence, usage and historical write-offs.

Property, Plant and Equipment and Long-lived Assets

Property, plant and equipment are stated at cost and depreciated on the straight-line method over the estimated useful lives of the assets or the lease term for assets under capital leases, whichever is shorter. Intangible assets with definite lives are amortized over the remaining estimated economic life of the underlying technology or relationships, which ranges from 5 to 10 years. Definite-lived intangible assets are amortized on the straight-line method over the estimated useful life of the asset or in a pattern in which the economic benefits of the intangible asset are consumed. Amortization expense associated with leased assets is included with depreciation expense. Routine repairs and maintenance are charged to expense as incurred.

The Company reviews long-lived assets, including property, plant and equipment, capitalized contract costs, and definite-lived intangibles for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company considers whether or not indicators of impairment exist on a regular basis and as part of each quarterly and annual financial statement close process. Factors the Company considers in determining whether or not indicators of impairment exist include market factors and patterns of customer attrition. If indicators of impairment are identified, the Company estimates the fair value of the assets. An impairment loss is recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.

The Company conducts an indefinite-lived intangible impairment analysis annually as of October 1, and as necessary if changes in facts and circumstances indicate that the fair value of the Company’s indefinite-lived intangibles may be less than the carrying amount. When indicators of impairment do not exist and certain accounting criteria are met, the Company is able to evaluate indefinite-lived intangible impairment using a qualitative approach. When necessary, the Company’s quantitative impairment test consists of two steps. The first step requires that the Company compare the estimated fair value of its indefinite-lived intangibles to the carrying value. If the fair value is greater than the carrying value, the intangibles are not considered to be impaired and no further testing is required. If the fair value is less than the carrying value, an impairment loss in an amount equal to the difference is recorded.

During the years ended December 31, 2016, 2017 and 2018, no impairments to long-lived assets or intangibles were recorded.

The Company’s depreciation and amortization included in the consolidated statements of operations consisted of the following (in thousands):

	Year ended December 31,
	2016	2017	2018
Amortization of capitalized contract costs	$—	$—	$398,174
Amortization of subscriber acquisition costs	154,877	206,153	—
Amortization of definite-lived intangibles	116,865	101,827	90,945
Depreciation of property, plant and equipment	16,800	21,275	24,963

Total depreciation and amortization	$288,542	$329,255	$514,082

Wireless Spectrum Licenses

The Company had capitalized as an intangible asset wireless spectrum licenses that were acquired from third parties. The cost basis of the wireless spectrum asset includes the purchase price paid for the licenses at the time of acquisition, plus costs incurred to acquire the licenses. The asset and related liability were recorded at the net present value of future cash outflows using the Company’s incremental borrowing rate at the time of acquisition.

The Company determined that the wireless spectrum licenses met the definition of indefinite-lived intangible assets because the licenses were able to be renewed periodically for a nominal fee, provided that the Company continued to meet the service and geographic coverage provisions. In January 2018, the Company terminated the wireless spectrum licenses for cash consideration. See Note 8 for further discussion.

Long-term Investments

The Company’s long-term investments are composed of equity securities in both privately held and public companies. As of December 31, 2017 and 2018, the Company’s equity investments totaled $3.4 million and $3.9 million, respectively.

Management determines the appropriate fair value measurement of its investments at the time of purchase and reevaluates the fair value measurement at each balance sheet date. Equity securities, are classified as either short-term or long-term, based on the nature of each security and its availability for use in current operations. The Company’s equity securities are carried at fair value, with gains and losses, reported in other income or loss within the statement of operations

The Company’s equity investments without readily determinable fair values as of both December 31, 2017 and 2018 totaled $0.7 million. The Company performs impairment analyzes of its cost based investments when events occur or circumstances change that would, more likely than not, reduce the fair value of the investment below its carrying value. When indicators of impairment do not exist, the Company evaluates impairment using a qualitative approach. Additionally, increases or decreases in the carrying amount resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer are adjusted through the statement of operations as needed. As of December 31, 2018, no indicators of impairment or changes in observable prices existed associated with investments without readily determinable fair values.

Deferred Financing Costs

Certain costs incurred in connection with obtaining debt financing are deferred and amortized utilizing the straight-line method, which approximates the effective-interest method, over the life of the related financing. Deferred financing costs associated with obtaining APX’s revolving credit facility are amortized over the amended maturity dates discussed in Note 5. If such financing is paid off or replaced prior to maturity with debt instruments that have substantially different terms, the unamortized costs are charged to expense. Deferred financing costs included in the accompanying consolidated balance sheets within deferred financing costs, net at December 31, 2017 and 2018 were $3.1 million and $2.1 million, net of accumulated amortization of $8.6 million and $9.6 million, respectively. Deferred financing costs included in the accompanying consolidated balance sheets within notes payable, net at December 31, 2017 and 2018 were $35.7 million and $32.4 million, net of accumulated amortization of $45.2 million and $54.6 million, respectively. Amortization expense on deferred financing costs recognized and included in interest expense in the accompanying consolidated statements of operations totaled $11.6 million, $11.4 million and $10.4 million for the years ended December 31, 2016, 2017 and 2018, respectively.

Offering Costs

Specific incremental costs (i.e. consisting of legal, accounting and other fees and costs) directly attributable to a proposed or actual offering of securities are deferred and charged against the gross proceeds of the offering. In the event a planned offering of securities does not occur or is significantly delayed, all of the costs are expensed. There were $3.4 million of offering costs capitalized as of December 31, 2017, in prepaid expenses and other current assets on the consolidated balance sheets. Offering costs of $4.7 million were expensed to general and administrative expenses in the year ended December 31, 2018 when offering plans were delayed.

Residual Income Plans

The Company has a program that allows certain third-party sales channel partners to receive additional compensation based on the performance of the underlying contracts they create (the “Channel Partner Plan”). In addition, in 2018, the Company introduced a new residual sales compensation plan (the “Residual Plan”). Under the Residual Plan, the Company’s sales personnel (each, a “Plan Participant”) have the option to convert up to a specified portion of their earnings (as defined in the Residual Plan) into the right to receive monthly residual compensation payable over the life of the subscriber accounts sold by such Plan Participant.

For both the Channel Partner Plan and Residual Plan, the Company calculates the present value of the expected future residual payments and records a liability for this amount in the period the subscriber account is originated. These costs are recorded to capitalized contract costs. The Company monitors actual payments and customer attrition on a periodic basis and, when necessary, makes adjustments to the liability. The amount included in accrued payroll and commissions was $3.3 million and $4.5 million as of December 31, 2017 and 2018, respectively, and the amount included in other long-term obligations was $18.5 million and $13.0 million at December 31, 2017 and 2018, respectively, representing the present value of the estimated amounts owed to third-party sales channel partners.

Stock-Based Compensation

The Company measures compensation cost based on the grant-date fair value of the award and recognizes that cost over the requisite service period of the awards (See Note 12).

Advertising Expense

Advertising costs are expensed as incurred. Advertising costs were approximately $33.0 million, $42.5 million and $47.2 million for the years ended December 31, 2016, 2017 and 2018, respectively.

Income Taxes

The Company accounts for income taxes based on the asset and liability method. Under the asset and liability method, deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets when it is determined that it is more likely than not that some portion, or all, of the deferred tax asset will not be realized.

The Company recognizes the effect of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company’s policy for recording interest and penalties is to record such items as a component of the provision for income taxes.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. The Company records the effect of a tax rate or law change on the Company’s deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on the Company’s results of operations, financial condition, or cash flows (See Note 11).

Contracts Sold

During the year ended December 31, 2016, the Company sold all of its New Zealand and Puerto Rico subscriber contracts and ceased operations in these geographical regions (“2016 Contract Sales”). As a result, during the year ended December 31, 2016 the Company recorded the impact of these transactions in restructuring and asset impairment (See Note 10).

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of receivables and cash. At times during the year, the Company maintains cash balances in excess of insured limits. The Company is not dependent on any single customer or geographic location. The loss of a customer would not adversely impact the Company’s operating results or financial position.

Concentrations of Supply Risk

As of December 31, 2018, approximately 80% of the Company’s installed panels were SkyControl panels and 19% were 2GIG Go!Control panels. During the three months ended March 31, 2018 the Company transitioned to a new panel supplier. The loss of the Company’s panel supplier could potentially impact its operating results or financial position.

Fair Value Measurement

Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities subject to on-going fair value measurement are categorized and disclosed into one of three categories depending on observable or unobservable inputs employed in the measurement. These two types of inputs have created the following fair value hierarchy:

Level 1: Quoted prices in active markets that are accessible at the measurement date for assets and liabilities.

Level 2: Observable prices that are based on inputs not quoted in active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available.

This hierarchy requires the Company to minimize the use of unobservable inputs and to use observable market data, if available, when determining fair value. The Company recognizes transfers between levels of the hierarchy based on the fair values of the respective financial measurements at the end of the reporting period in which the transfer occurred. There were no transfers between levels of the fair value hierarchy during the years ended December 31, 2017 and 2018.

The carrying amounts of the Company’s accounts receivable, accounts payable and accrued and other liabilities approximate their fair values due to their short maturities.

Goodwill

The Company conducts a goodwill impairment analysis annually in the fourth fiscal quarter, as of October 1, and as necessary if changes in facts and circumstances indicate that the fair value of the Company’s reporting units may be less than their carrying amounts. When indicators of impairment do not exist and certain accounting criteria are met, the Company is able to evaluate goodwill impairment using a qualitative approach. When necessary, the Company’s quantitative goodwill impairment test consists of two steps. The first step requires that the Company compare the estimated fair value of its reporting units to the carrying value of the reporting unit’s net assets, including goodwill. If the fair value of the reporting unit is greater than the carrying value of its net assets, goodwill is not considered to be impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value of its net assets, the Company would be required to complete the second step of the test by analyzing the fair value of its goodwill. If the carrying value of the goodwill exceeds its fair value, an impairment charge is recorded. The Company’s reporting units are determined based on its current reporting structure, which as of December 31, 2018 consisted of two reporting units. The Company found that no indicators of goodwill impairment existed during the year ended December 31, 2018, thus a qualitative approach was used and it was determined that no impairment existed for goodwill.

During the years ended December 31, 2016, 2017 and 2018, no impairments to goodwill were recorded.

Foreign Currency Translation and Other Comprehensive Income

The functional currencies of Vivint Canada, Inc. and Vivint New Zealand, Ltd. are the Canadian and New Zealand dollars, respectively. Accordingly, assets and liabilities are translated from their respective functional currencies into U.S. dollars at period-end rates and revenue and expenses are translated at the weighted-average exchange rates for the period. Adjustments resulting from this translation process are classified as other comprehensive (loss) income and shown as a separate component of equity. During the year ended December 31, 2016, the Company completed the 2016 Contract Sales which included all contracts in the New Zealand, Ltd. entity. (See Note 10)

When intercompany foreign currency transactions between entities included in the consolidated financial statements are of a long term investment nature (i.e., those for which settlement is not planned or anticipated in the foreseeable future) foreign currency translation adjustments resulting from those transactions are included in stockholders’ (deficit) equity as accumulated other comprehensive loss or income. When intercompany transactions are deemed to be of a short term nature, translation adjustments are required to be included in the consolidated statement of operations. The Company has determined that settlement of Vivint Canada, Inc. and Vivint New Zealand, Ltd. intercompany balances are anticipated and therefore such balances are deemed to be of a short-term nature. Translation activity included in the statements of operations in other loss, net related to intercompany balances was a gain of $2.1 million for the year ended December 31, 2016, a gain of $4.9 million for the year ended December 31, 2017, and a loss of $7.1 million for the year ended December 31, 2018.

Letters of Credit

As of December 31, 2017 and 2018, the Company had $9.5 million and $13.8 million, respectively, of letters of credit issued in the ordinary course of business, all of which are undrawn.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-13, “Financial Instruments—Credit Losses (Topic 326),” which modifies the measurement of expected credit losses of certain financial instruments. This update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019 and must be applied using a modified-retrospective approach, with early adoption permitted. The Company is evaluating the adoption of ASU 2016-13 and plans to provide additional information about its expected impact at a future date.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” to increase transparency and comparability among organizations as it relates to lease assets and lease liabilities. The update requires that lease assets and lease liabilities be recognized on the balance sheet, and that key information about leasing arrangements be disclosed. Prior to this update, GAAP did not require operating leases to be recognized as lease assets and lease liabilities on the balance sheet.

The Company adopted ASU 2016-02 as of January 1, 2019, utilizing the modified retrospective approach and using certain practical expedients. The adoption of the standard resulted in recording ROU assets of $75.5 million and lease liabilities of $85.9 million as of January 1, 2019. The ROU assets are lower than the lease liabilities as existing deferred rent and lease incentive liabilities were recorded against the ROU assets at adoption in accordance with the standard. The standard did not materially affect the Company’s condensed consolidated statements of operations or its condensed consolidated statements of cash flows. The standard also resulted in a reassessment that a sale would have occurred at January 1, 2019 for the Company’s build-to-suit building. As a result, the Company classifies the leasing arrangement as an operating lease. The recognition of the sale-leaseback transaction resulted in an immaterial amount recorded to opening equity.

Recently Adopted Accounting Standards

ASU 2016-01

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments-Overall (Subtopic 825-10),” which enhances the reporting model for financial instruments by addressing certain aspects of the recognition, measurement, presentation and disclosure of financial instruments. Key provisions require equity investments (except those accounted for under the equity method of accounting) to be measured at fair value with changes in fair value recognized in net income (loss). In addition, the exit price notion must be used when measuring the fair value of financial instruments for disclosure purposes. The Company adopted ASU 2016-01 on January 1, 2018, with a cumulative-effect adjustment to increase accumulated deficit by $0.7 million for the net unrealized losses within accumulated other comprehensive income related to equity investments. During the year ended December 31, 2018, the Company recorded a net loss of $0.3 million, respectively, to other income associated with the change in fair value of equity investments.

ASU 2014-09

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” which supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605).” Under Topic 606, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, Topic 606 requires enhanced disclosures, including disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Topic 606 also includes

Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, the Company refers to Topic 606 and Subtopic 340-40 as the “new standard”.

The Company adopted the new standard as of January 1, 2018, utilizing the modified retrospective method of transition (the cumulative catch-up transition method). Adoption of the new standard resulted in changes to the accounting policies for revenue recognition, deferred revenue, and capitalized contract costs (formerly subscriber acquisition costs). The cumulative effect of applying the new standard to all contracts with customers that were not completed as of January 1, 2018 was recorded as an adjustment to accumulated deficit as of the adoption date. The comparative information has not been adjusted and continues to be reported under Topic 605. See Note 3 “Revenue and Capitalized Contract Costs” for additional information related to the impact of adopting this standard and a discussion of the Company’s updated policies related to revenue recognition and accounting for costs to obtain and fulfill a customer contract.

3. Revenue and Capitalized Contract Costs

Subscribers are typically invoiced for Smart Home Services monthly in advance or at the time the Company delivers the related Smart Home Services. The majority of subscribers pay at the time of invoice via credit card, debit card or ACH. The Company does not generally record any contract assets. The Company records deferred revenues when cash payments (or other consideration) are received or due in advance of performance of the Company’s obligations, including amounts which are refundable.

The increase in the deferred revenue balance during the year ended December 31, 2018 was primarily driven by cash payments received or due in advance of satisfying the Company’s performance obligations, offset by $144.1 million of revenues recognized that were included in the deferred revenue balance as of December 31, 2017.

Transaction Price Allocated to the Remaining Performance Obligations

As of December 31, 2018, approximately $2.2 billion of revenue is expected to be recognized from remaining performance obligations for existing subscription contracts over the remaining contract term and excludes the effect of any cancellations. The Company expects to recognize approximately 62.5% of the revenue related to these remaining performance obligations over the next 24 months, with the remaining balance recognized over an additional 36 months.

Financial Statement Impact of Adopting Topic 606

The Company adopted Topic 606 using the modified retrospective method. The cumulative effect of applying the new standard to all contracts with subscribers that were not completed as of January 1, 2018 was recorded as an adjustment to accumulated deficit as of the adoption date. As a result of applying the modified retrospective method to adopt the new revenue guidance, the following cumulative catch-up adjustments were made to select consolidated balance sheet line items as of January 1, 2018 (in thousands):

Consolidated Balance Sheets

	As Reported December 31, 2017	Adjustments	Adjusted January 1, 2018
Assets
Capitalized contract costs, net	$—	$1,020,408	$1,020,408
Subscriber acquisition costs, net	1,308,558	(1,308,558)	—
Long-term notes receivables and other assets, net	88,723	2,713	91,436

Liabilities and Stockholders’ Deficit
Accrued expenses and other current liabilities	74,321	10,329	84,650
Deferred revenue	88,337	39,868	128,205
Deferred revenue, net of current portion	264,555	(53,062)	211,493
Deferred income tax liabilities	9,041	(5,641)	3,400
Accumulated deficit	(1,353,935)	(276,931)	(1,630,866)

The following tables compare the select reported consolidated balance sheets, statements of operations and cash flows line items to the amounts had the previous guidance been in effect (in thousands):

Consolidated Balance Sheets

	December 31, 2018
	As Reported	Balances Without Adoption of Topic 606	Effect of Change Higher/(Lower)
Assets
Capitalized contract costs, net	$1,115,775	$—	$1,115,775
Subscriber acquisition costs, net	—	1,518,188	(1,518,188)
Liabilities and Stockholders’ Deficit
Accrued expenses and other current liabilities	136,715	126,900	9,815
Deferred revenue	186,953	126,582	60,371
Deferred revenue, net of current portion	323,585	440,474	(116,889)
Deferred income tax liabilities	1,096	8,682	(7,586)
Accumulated deficit	(2,104,181)	(1,754,510)	(349,671)
Accumulated other comprehensive loss	(28,837)	(30,384)	1,547

Consolidated Statements of Operations and Comprehensive Loss

	Year ended December 31, 2018
	As Reported	Balances Without Adoption of Topic 606	Effect of Change Higher/(Lower)
Revenues:
Recurring and other revenue	$1,050,441	$950,661	$99,780
Service and other sales revenue	—	46,177	(46,177)
Activation fees	—	9,705	(9,705)
Total revenues	1,050,441	1,006,543	43,898
Costs and expenses:
Operating expenses	355,813	385,672	(29,859)
Depreciation and amortization	514,082	367,879	146,203
Loss from operations	(246,780)	(174,334)	(72,446)
Income tax (benefit) expense	(1,611)	806	(2,417)
Net loss	(472,635)	(402,606)	(70,029)
Other comprehensive loss, net of tax effects:
Foreign currency translation adjustment	(2,216)	(3,763)	1,547
Total other comprehensive (loss) income	(2,216)	(3,763)	1,547
Comprehensive loss	(474,851)	(406,369)	(68,482)

Consolidated Statements of Cash flows

	Year ended December 31, 2018
	As Reported	Balances Without Adoption of Topic 606	Effect of Change Higher/(Lower)
Cash flows from operating activities:
Net loss	$(472,635)	$(402,606)	$(70,029)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of capitalized contract costs	398,174	—	398,174
Amortization of subscriber acquisition costs	—	251,971	(251,971)
Changes in operating assets and liabilities:
Capitalized contract costs—deferred contract costs	(499,252)	—	(499,252)
Subscriber acquisition costs—deferred contract costs	—	(469,393)	469,393
Accrued expenses and other current liabilities	91,469	93,886	(2,417)
Deferred revenue	172,905	216,803	(43,898)

Net cash used in operating activities	(220,499)	(220,499)	—

Timing of Revenue Recognition

The Company previously recognized certain service and other sales revenue when the Services were provided or when title to Products sold transferred to the subscriber. Revenue from the sale of Products that were not part of the service offering (i.e., those Products sold subsequent to the date of the initial installation) were also generally recognized upon delivery of Products. Under the new standard, the Company considers Products, related installation, and its proprietary back-end cloud platform software and services an integrated system that allows the Company’s subscribers to monitor, control and protect their homes. These Smart Home Services are accounted for as a single performance obligation that is recognized over the subscriber’s contract term.

Accordingly, the Company now defers a larger portion of certain Smart Home Services revenue, as prior to the adoption of Topic 606 certain of this revenue was recognized at the time services were provided or upon delivery.

The Company previously amortized deferred revenues related to sales of Products and activation fees on subscriber contracts over the expected life of the customer, which was 15 years using a 240% declining balance method. Under the new standard, revenues related to sales of Products and activation fees are included in the transaction price allocated to the single Smart Home Service performance obligation and recognized straight-line over the subscriber’s contract term, which is generally three to five years.

Capitalized Contract Costs

Capitalized contract costs generally include commissions, other compensation and related costs incurred directly for the generation and installation of new or modified subscriber contracts, as well as the cost of Products installed in the subscriber’s home at the commencement or modification of the contract. The Company previously deferred and amortized these costs for new subscriber contracts in the same manner as deferred revenue and generally expensed all costs associated with modified subscriber contracts. Under the new standard, the Company defers and amortizes these costs for new or modified subscriber contracts on a straight-line basis over the expected period of benefit of five years.

4. Retail Installment Contract Receivables

Certain subscribers have the option to purchase Products under a RIC, payable over either 42 or 60 months. Short-term RIC receivables are recorded in accounts and notes receivable, net and long-term RIC receivables are recorded in long-term notes receivables and other assets, net in the consolidated balance sheets.

The following table summarizes the installment receivables (in thousands):

	December 31, 2017	December 31, 2018
RIC receivables, gross	$131,024	$175,250
RIC Discount	(36,048)	(34,163)

RIC receivables, net	$94,976	$141,087

Classified on the consolidated balance sheets as:
Accounts and notes receivable, net	$16,469	$32,185
Long-term notes receivables and other assets, net	78,507	108,902

RIC receivables, net	$94,976	$141,087

Activity in the RIC Discount was as follows (in thousands):

	For the Years Ended
	December 31, 2017	December 31, 2018
RIC Discount, beginning of period	$—	$36,048
Write-offs, net of recoveries	(6,055)	(26,360)
Change in RIC Discount on short-term and long-term RIC receivables	42,103	24,475

RIC Discount, end of period	$36,048	$34,163

During year ended December 31, 2017 and 2018, the amount of RIC imputed interest income recognized in recurring and other revenue was $7.3 million and $14.9 million, respectively.

5. Long-Term Debt

Notes Payable

2019 Notes

On November 16, 2012, APX issued $925.0 million aggregate principal amount of 6.375% senior secured notes due 2019 (the “2019 notes”) with a maturity date of December 1, 2019 which were secured on a first-priority lien basis by substantially all of the tangible and intangible assets whether now owned or hereafter acquired by the Company, subject to permitted liens and exceptions.

The Company repurchased $205.5 million, $300.0 million and $150.0 million aggregate principal amount of the outstanding 2019 notes in May 2016, February 2017, and August 2017, respectively. In September 2018, the Company redeemed in full the entire remaining $269.5 million outstanding aggregate principal amount of the 2019 notes.

2020 Notes

On November 16, 2012, APX issued $380.0 million aggregate principal amount of 8.75% senior notes due 2020 (the “2020 notes”) with a maturity date of December 1, 2020.

During 2013, APX completed two offerings of additional 2020 notes under the indenture dated November 16, 2012. On May 31, 2013, APX issued $200.0 million of 2020 notes at a price of 101.75% and on December 13, 2013, APX issued an additional $250.0 million of 2020 notes at a price of 101.50%.

During 2014, APX issued an additional $100.0 million of 2020 notes at a price of 102.00%.

In September 2018, the Company repurchased $250.7 million outstanding aggregate principal amount of the 2020 notes.

2022 Private Placement Notes

In October 2015, APX issued $300.0 million aggregate principal amount of 8.875% senior secured notes due 2022 (the “2022 private placement notes”), pursuant to a note purchase agreement dated as of October 19, 2015 in a private placement exempt from registration under the Securities Act. The 2022 private placement notes will mature on December 1, 2022, unless, under “Springing Maturity” provisions, on September 1, 2020 (the 91st day prior to the maturity of the 2020 notes) more than an aggregate principal amount of $190.0 million of such 2020 notes remain outstanding or have not been refinanced as permitted under the note purchase agreement for the 2022 private placement notes, in which case the 2022 private placement notes will mature on September 1, 2020. The 2022 private placement notes are secured, on a pari passu basis, by the collateral securing obligations under the 2019 notes, the 2022 private placement notes, the 2022 notes (as defined below), and the 2023 notes (as defined below), and the revolving credit facilities and the Term Loan (as defined below), in each case, subject to certain exceptions and permitted liens.

In May 2016, the Company repurchased $29.5 million outstanding aggregate principal amount of the 2022 private placement notes.

2022 Notes

In May 2016, APX issued $500.0 million aggregate principal amount of 7.875% senior secured notes due 2022 (the “2022 notes”), pursuant to an indenture dated as of May 26, 2016 among APX, the guarantors party thereto and Wilmington Trust, National Association, as trustee and collateral agent. The 2022 notes will mature on December 1, 2022, or on such earlier date when any outstanding pari passu lien indebtedness matures as a result of the operation of any “Springing Maturity” provision set forth in the agreements governing such pari passu lien indebtedness. The 2022 notes are secured, on a pari passu basis, by the collateral securing obligations under the 2019 notes and 2022 private placement notes, the revolving credit facilities and the Term Loan, in all cases, subject to certain exceptions and permitted liens. APX used a portion of the net proceeds from the issuance of the 2022 notes to repurchase approximately $235 million aggregate principal amount of the outstanding 2019 notes and 2022 private placement notes in privately negotiated transactions and repaid borrowings under the existing revolving credit facility.

In August 2016, APX issued an additional $100.0 million aggregate principal amount of the 2022 notes at a price of 104.00%.

In February 2017, APX issued an additional $300.0 million aggregate principal amount of the 2022 notes at a price of 108.25% (“February 2017 issuance”). A portion of the net proceeds from the offering of these 2022 notes were used to redeem $300.0 million aggregate principal amount of the existing 2019 notes and pay the related accrued interest and redemption premium, and to pay all fees and expenses related thereto and any remaining proceeds will be used for general corporate purposes.

2023 Notes

In August 2017, APX issued $400.0 million aggregate principal amount of the 7.625% senior notes due 2023 (the “2023 notes” and, together with the 2019 notes, the 2020 notes and the 2022 private placement notes, the “Notes”) (“August 2017 issuance”). The proceeds from the outstanding 2023 notes offering were used to redeem $150.0 million aggregate principal amount of the outstanding 2019 notes and pay the related accrued interest and redemption premium, and to pay all fees and expenses related thereto. Any remaining net proceeds have been or will be used for general corporate purposes, which may include the repayment of outstanding borrowings under the revolving credit facility.

All of the obligations under the credit agreement governing the revolving credit facility, the credit agreement governing the Term Loan (defined below) and the debt agreements governing the Existing Notes are guaranteed by APX Group Holdings, Inc. and each of APX Group, Inc.’s existing and future material wholly-owned U.S. restricted subsidiaries. However, such subsidiaries shall only be required to guarantee the obligations under the debt agreements governing the Existing Notes for so long as such entities guarantee the obligations under the revolving credit facility, the credit agreement governing the Term Loan or the Company’s other indebtedness. Interest accrues at the rate of 8.75% per annum for the 2020 notes, 8.875% per annum for the 2022 private placement notes, 7.875% per annum for the 2022 notes and 7.625% per annum for the 2023 notes. Interest on the 2020 notes, 2022 private placement notes and 2022 notes is payable semiannually in arrears on each June 1 and December 1. Interest on the 2023 notes is payable semiannually in arrears on each March 1 and September 1. APX may redeem the Existing Notes at the prices and on the terms specified in the applicable indenture, note purchase agreement or credit agreement.

Term Loan

In September 2018, APX entered into a credit agreement (the “September 2018 issuance”) for total term loans of $810.0 million (the “Term Loan”). The Company is required to make quarterly amortization payments under the Term Loan in an amount equal to 0.25% of the aggregate principal amount of Term Loan outstanding on the closing date thereof. The remaining principal amount outstanding under the Term Loan will be due and payable in full on March 31, 2024, unless, under “Springing Maturity” provisions, (1) on September 1, 2020 (the 91st day prior to the maturity of the 2020 notes) more than an aggregate principal amount of $275.0 million of such 2020 notes remain outstanding or have not been refinanced as permitted under the credit agreement for the Term Loan, in which case the Term Loan will mature on September 1, 2020 or (2) on June 1, 2023 (the 91st day prior to the maturity of the 2023 notes) more than an aggregate principal amount of $125.0 million of such 2023 notes remain outstanding or have not been refinanced as permitted under the credit agreement for the Term Loan, in which case the Term Loan will mature on June 1, 2023. The net proceeds from the Term Loan were used in-part to redeem in full the entire $269.5 million outstanding aggregate principal amount of the 2019 Notes and pay the related accrued interest and redemption premium, to repurchase approximately $250.7 million aggregate principal amount of the outstanding 2020 Notes, to repay the outstanding borrowings under the revolving credit facility and to pay fees and expenses related to the Term Loan and the transactions described above.

Borrowings under the Term Loan bear interest at a rate per annum equal to an applicable margin plus, at the Company’s option, either (1) the base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) the LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month, plus 1.00% or (2) the LIBOR rate determined by reference to the London interbank offered rate for dollars for the interest period relevant to such borrowing. The applicable margin for base rate-based borrowings is 4.0% per annum and the applicable margin for LIBOR rate-based borrowings is 5.0% per annum. APX may prepay the Term Loan at the prices and on the terms specified in the credit agreement covering the Term Loan.

Debt Modifications and Extinguishments

In accordance with ASC 470-50 Debt—Modifications and Extinguishments, the Company performed analyses for the September 2018, August 2017 and February 2017 issuances to determine if the notes repurchased with the proceeds from those issuances were substantially different than the notes issued to determine the appropriate accounting treatment of associated issuance fees. As a result of these analyses, the Company recorded the following amounts of other expense and loss on extinguishment and deferred financing costs during the years ended December 31, 2016, 2017 and 2018 (in thousands):

	Other expense and loss on extinguishment				Deferred financing costs
Issuance	Original premium extinguished	Previously deferred financing costs extinguished	New financing costs	Total other expense and loss on extinguishment	Previously deferred financing rolled over	New deferred financing costs	Total deferred financing costs
For the year ended December 31, 2016
May 2016 issuance	$355	$695	$9,036	$10,086	$3,423	$6,628	$10,051
For the year ended December 31, 2017
August 2017 issuance	$—	$1,408	$8,881	$10,289	$473	$4,569	$5,042
February 2017 issuance	—	3,259	9,491	12,750	1,476	6,076	7,552

Total	$—	$4,667	$18,372	$23,039	$1,949	$10,645	$12,594
For the year ended December 31, 2018
September 2018 issuance	$(953)	$4,207	$11,317	$14,571	$—	$10,275	$10,275

Deferred financing costs are amortized to interest expense over the life of the issued debt. The following table presents deferred financing activity for the year ended December 31, 2017 and 2018 (in thousands):

	Unamortized Deferred Financing Costs
	Balance 12/31/2016	Additions	Refinances	Early Extinguishment	Amortized	Balance 12/31/2017
Revolving Credit Facility	$4,420	$399	$—	$—	$(1,720)	$3,099
2019 Notes	11,693	—	(1,949)	(4,667)	(2,200)	2,877
2020 Notes	15,053	—	—	—	(3,844)	11,209
2022 Private Placement Notes	903	—	—	—	(151)	752
2022 Notes	11,714	6,076	1,476	—	(3,199)	16,067
2023 Notes	—	4,569	473	—	(280)	4,762

Total Deferred Financing Costs	$43,783	$11,044	$—	$(4,667)	$(11,394)	$38,766

	Unamortized Deferred Financing Costs
	Balance 12/31/2017	Additions	Refinances	Early Extinguishment	Amortized	Balance 12/31/2018
Revolving Credit Facility	$3,099	$—	$—	$—	$(1,041)	$2,058
2019 Notes	2,877	—	—	(1,877)	(1,000)	—
2020 Notes	11,209	—	—	(2,330)	(3,499)	5,380
2022 Private Placement Notes	752	—	—	—	(150)	602
2022 Notes	16,067	—	—	—	(3,268)	12,799
2023 Notes	4,762	—	—	—	(840)	3,922
Term Loan	—	10,275	—	—	(613)	9,662

Total Deferred Financing Costs	$38,766	$10,275	$—	$(4,207)	$(10,411)	$34,423

Revolving Credit Facility

On November 16, 2012, APX entered into a $200.0 million senior secured revolving credit facility, with a five year maturity. On March 6, 2015, APX amended and restated the credit agreement governing the revolving credit facility to provide for, among other things, (1) an increase in the aggregate commitments previously available to APX thereunder from $200.0 million to $289.4 million (“Revolving Commitments”) and (2) the extension of the maturity date with respect to certain of the previously available commitments. On August 10, 2017, APX further amended and restated the credit agreement governing the revolving credit facility to provide for, among other things, (1) an increase in the aggregate commitments previously available to the Company from $289.4 million to $324.3 million and (2) the extension of the maturity date with respect to certain of the previously available commitments.

Borrowings under the amended and restated revolving credit facility bear interest at a rate per annum equal to an applicable margin plus, at APX’s option, either (1) the base rate determined by reference to the highest of (a) the Federal Funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) the LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month, plus 1.00% or (2) the LIBOR rate determined by reference to the London interbank offered rate for dollars for the interest period relevant to such borrowing. The applicable margin for base rate-based borrowings (1)(a) under the Series A Revolving Commitments of approximately $267.0 million and Series D Revolving Commitments of approximately $15.4 million is currently 2.0% per annum and (b) under the Series B Revolving Commitments of approximately $21.2 million is currently 3.0% and (2)(a) the applicable margin for LIBOR rate-based borrowings (a) under the Series A Revolving Commitments, Series C Revolving Commitments, and Series D Revolving Commitments is currently 3.0% per annum and (b) under the Series B Revolving Commitments is currently 4.0%. The applicable margin for borrowings under the revolving credit facility is subject to one step-down of 25 basis points based on APX meeting a consolidated first lien net leverage ratio test at the end of each fiscal quarter. In November 2017, previous commitments of $20.8 million under the Series C Revolving Commitments had expired. Outstanding borrowings under the amended and restated revolving credit facility are allocated on a pro-rata basis between each Series based on the total Revolving Commitments.

In addition to paying interest on outstanding principal under the revolving credit facility, APX is required to pay a quarterly commitment fee (which will be subject to one interest rate step-down of 12.5 basis points, based on APX meeting a consolidated first lien net leverage ratio test) to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. APX also pays customary letter of credit and agency fees.

APX is not required to make any scheduled amortization payments under the revolving credit facility. The principal amount outstanding under the revolving credit facility will be due and payable in full on March 31, 2021, unless, under “Springing Maturity” provisions, on September 1, 2020 (the 91st day prior to the maturity of the 2020 notes) more than an aggregate principal amount of $250.0 million of such 2020 notes remain outstanding or have not been refinanced as permitted under the credit agreement, in which case the principal amount outstanding under the revolving credit facility will mature on September 1, 2020.

As of December 31, 2018 there was no outstanding borrowings under the revolving credit facility. As of December 31, 2017, there was $3.0 million outstanding borrowings under the revolving credit facility. As of December 31, 2018, the Company had $289.8 million of availability under the revolving credit facility (after giving effect to $13.8 million of outstanding letters of credit and no borrowings).

The Company’s debt at December 31, 2017 and 2018 consisted of the following (in thousands):

	December 31, 2017
	Outstanding Principal	Unamortized Premium (Discount)	Unamortized Deferred Financing Costs (1)	Net Carrying Amount
Series D Revolving Credit Facility due 2019	$3,000	$—	$—	$3,000
Series A, B Revolving Credit Facilities due 2021	57,000	—	—	57,000
6.375% Senior Secured Notes due 2019	269,465	—	(2,877)	266,588
8.75% Senior Notes due 2020	930,000	4,465	(11,209)	923,256
8.875% Senior Secured Notes Due 2022	270,000	(2,559)	(752)	266,689
7.875% Senior Secured Notes Due 2022	900,000	24,593	(16,067)	908,526
7.625% Senior Notes Due 2023	400,000	—	(4,762)	395,238

Total Debt	$2,829,465	$26,499	$(35,667)	$2,820,297

	December 31, 2018
	Outstanding Principal	Unamortized Premium (Discount)	Unamortized Deferred Financing Costs (1)	Net Carrying Amount
8.75% Senior Notes due 2020	$679,299	$2,230	$(5,380)	$676,149
8.875% Senior Secured Notes Due 2022	270,000	(2,122)	(602)	267,276
7.875% Senior Secured Notes Due 2022	900,000	20,178	(12,799)	907,379
7.625% Senior Notes Due 2023	400,000	—	(3,922)	396,078
Term Loan—noncurrent	799,875	—	(9,662)	790,213

Total Long-Term Debt	3,049,174	20,286	(32,365)	3,037,095
Term Loan—current	8,100	—	—	8,100

Total Debt	$3,057,274	$20,286	$(32,365)	$3,045,195

(1)

Unamortized deferred financing costs related to the revolving credit facilities included in deferred financing costs, net on the consolidated balance sheets at December 31, 2017 and 2018 was $3.1 million and $2.1 million, respectively.

6. Balance Sheet Components

The following table presents material balance sheet component balances as of December 31, 2017 and 2018 (in thousands):

	December 31,
	2017	2018
Prepaid expenses and other current assets
Prepaid expenses	$8,000	$7,183
Deposits	1,596	904
Other	9,913	3,362

Total prepaid expenses and other current assets	$19,509	$11,449

Capitalized contract costs
Capitalized contract costs	$—	$2,361,795
Accumulated amortization	—	(1,246,020)

Capitalized contract costs, net	$—	$1,115,775

Subscriber acquisition costs
Subscriber acquisition costs	$1,837,388	$—
Accumulated amortization	(528,830)	—

Subscriber acquisition costs, net	$1,308,558	$—

Long-term notes receivables and other assets
RIC receivables, gross	$114,556	$143,065
RIC Discount	(36,049)	(34,164)
Security deposits	6,427	6,586
Investments	3,429	3,865
Other	360	467

Total long-term notes receivables and other assets, net	$88,723	$119,819

Accrued payroll and commissions
Accrued payroll	$30,267	$36,753
Accrued commissions	27,485	28,726

Total accrued payroll and commissions	$57,752	$65,479

Accrued expenses and other current liabilities
Accrued interest payable	$28,737	$28,885
Current portion of derivative liability	25,473	67,710
Service warranty accrual	—	8,813
Current portion of notes payable	—	8,100
Blackstone monitoring fee, a related party	933	4,793
Accrued taxes	4,585	5,351
Spectrum license obligation	3,861	—
Accrued payroll taxes and withholdings	3,185	5,097
Loss contingencies	2,156	3,131
Other	5,391	4,835

Total accrued expenses and other current liabilities	$74,321	$136,715

7. Property Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):

	December 31,		Estimated Useful Lives
	2017	2018
Vehicles	$42,008	$45,050	3-5 years
Computer equipment and software	46,651	53,891	3-5 years
Leasehold improvements	20,783	26,401	2-15 years
Office furniture, fixtures and equipment	17,202	19,532	7 years
Build-to-suit lease building	8,268	8,247	10.5 years
Construction in process	4,299	2,975

Property, plant and equipment, gross	139,211	156,096
Accumulated depreciation and amortization	(61,130)	(82,695)

Property, plant and equipment, net	$78,081	$73,401

Property plant and equipment includes approximately $26.2 million and $23.7 million of assets under capital lease obligations, net of accumulated amortization of $16.6 million and $22.2 million at December 31, 2017 and 2018, respectively. Depreciation and amortization expense on all property plant and equipment was $16.8 million, $21.3 million and $25.0 million for the years ended December 31, 2016, 2017 and 2018, respectively. Amortization expense relates to assets under capital leases as included in depreciation and amortization expense.

In June 2016, the Company entered into a non-cancellable lease to occupy a new building constructed in Logan, UT as a location to further sales recruitment and training, as well as conduct research and development (the “Logan Facility”). Because of its involvement in certain aspects of the construction of the Logan Facility, per the terms of the lease, the Company was deemed the owner of the building for accounting purposes during the construction period. Accordingly, the Company recorded a build-to-suit lease asset and a corresponding build-to-suit lease liability during the construction period.

In April 2017, construction on the Logan Facility was completed and the Company commenced occupancy. In accordance with ASC 840-40 Sale-Leaseback Transactions, the building did not qualify for sale-leaseback treatment. As such, the Company retains the building asset and corresponding lease obligation on the balance sheet.

8. Goodwill and Intangible Assets

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2017 and 2018, were as follows (in thousands):

Balance as of January 1, 2017	$835,233
Effect of Foreign Currency Translation	1,737

Balance as of December 31, 2017	836,970
Effect of Foreign Currency Translation	(2,115)

Balance as of December 31, 2018	$834,855

Intangible assets, net

The following table presents intangible asset balances as of December 31, 2017 and 2018 (in thousands):

	December 31, 2017			December 31, 2018
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Estimated Useful Lives
Definite-lived intangible assets:
Customer contracts	$970,147	$(637,780)	$332,367	$964,100	$(717,648)	$246,452	10 years
2GIG 2.0 technology	17,000	(13,274)	3,726	17,000	(15,292)	1,708	8 years
Other technology	2,917	(1,250)	1,667	2,917	(1,667)	1,250	5 - 7 years
Space Monkey technology	7,100	(4,066)	3,034	7,100	(5,756)	1,344	6 years
Patents	10,616	(5,835)	4,781	12,123	(8,415)	3,708	5 years

Total definite-lived intangible assets:	1,007,780	(662,205)	345,575	1,003,240	(748,778)	254,462
Indefinite-lived intangible assets:
Spectrum licenses	31,253	—	31,253	—	—	—
IP addresses	564	—	564	564	—	564
Domain names	59	—	59	59	—	59

Total Indefinite-lived intangible assets	31,876	—	31,876	623	—	623

Total intangible assets, net	$1,039,656	$(662,205)	$377,451	$1,003,863	$(748,778)	$255,085

During the year ended December 31, 2016, Vivint Wireless entered into leasing agreements with Nextlink Wireless, LLC (“Nextlink”) for designated radio frequency spectrum in 40 mid-sized metropolitan markets. The lease term was for seven years, with an option to become the licensor of record with the Federal Communications Commission (“FCC”) with respect to the applicable spectrum licenses at the end of this initial term for a nominal fee. The Company acquired $31.3 million of spectrum licenses, measured using the present value of the lease payments, and recorded an intangible asset and a corresponding liability within other long-term obligations. While licenses are issued for only a fixed time, such licenses are subject to renewal by the FCC.

On January 10, 2018, Vivint Wireless and Verizon consummated the transactions contemplated by a termination agreement to which the parties agreed, among other things, to terminate the spectrum leases between Vivint Wireless and Nextlink, a subsidiary of Verizon, in exchange for a cash payment by Verizon to Vivint Wireless. The calculation of the gain recorded included cash proceeds of $55.0 million, extinguishment of the spectrum license liability of $27.9 million, offset by the write-off of the spectrum license asset in the amount of $31.3 million and regulatory costs associated with the sale of $1.3 million for a total net gain on sale of $50.4 million which is included in other income, net in the consolidated statement of operations.

During the year ended December 31, 2017 and 2018, the Company added $2.0 million and $1.7 million of intangibles related to patents, respectively. Amortization expense related to intangible assets was approximately $116.9 million, $101.8 million and $90.9 million for the years ended December 31, 2018, 2017, and 2016, respectively.

As of December 31, 2018, the remaining weighted-average amortization period for definite-lived intangible assets was 3.9 years. Estimated future amortization expense of intangible assets, excluding approximately $0.3 million in patents currently in process, is as follows as of December 31, 2018 (in thousands):

2019	$79,062
2020	67,807
2021	58,578
2022	48,674
2023	47
Thereafter	11

Total estimated amortization expense	$254,179

9. Financial Instruments

Cash, Cash Equivalents and Equity Securities

Cash equivalents and equity securities with readily available determinable fair values (“Corporate Securities”) are classified as level 1 assets, as they have readily available market prices in an active market.

The following tables set forth the Company’s cash and cash equivalents and Corporate Securities’ adjusted cost, gross unrealized gains, gross unrealized losses, gross realized gains, gross realized losses and fair value by significant investment category recorded as cash and cash equivalents or long-term notes receivables and other assets, net as of December 31, 2017 and 2018 (in thousands):

	December 31, 2017
	Adjusted Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents	Long-Term Notes Receivables and Other Assets, net
Cash	$3,866	$—	$—	$3,866	$3,866
Level 1:
Money market funds	6	—	—	6	6	—
Corporate securities	4,018	—	(1,315)	2,703	—	2,703

Subtotal	4,024	—	(1,315)	2,709	6	2,703

Total	$7,890	$—	$(1,315)	$6,575	$3,872	$2,703

	December 31, 2018
	Adjusted Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents	Long-Term Notes Receivables and Other Assets, net
Cash	$6,681	$—	$—	$6,681	$6,681	$—
Level 1:
Money market funds	6,092	—	—	6,092	6,092	—
Corporate securities	3,485	—	(304)	3,181	—	3,181

Subtotal	9,577	—	(304)	9,273	6,092	3,181

Total	$16,258	$—	$(304)	$15,954	$12,773	$3,181

The Corporate Securities represents the Company’s investment of $3.0 million in publicly traded common stock of a nonaffiliated company (“investee”). During the years ended December 31, 2016, 2017 and 2018 the

Company recorded an unrealized gain of $1.0 million, an unrealized loss of $1.3 million and an unrealized loss of $0.3 million, respectively associated with the change in fair value of the investee’s stock. As of December 31, 2018 the Company had no accumulated other comprehensive income associated with unrealized gains and losses for the change in fair value of the investment as a result of the adoption of ASU 2016-01. The balance of accumulated other comprehensive income associated with unrealized gains and losses for the change in fair value totaled net losses of $0.3 million at December 31, 2017.

The carrying amounts of the Company’s accounts and notes receivable, accounts payable and accrued and other liabilities approximate their fair values.

Components of the Company’s debt including the associated interest rates and related fair values (in thousands, except interest rates) are as follows:

Issuance	December 31, 2017		December 31, 2018		Stated Interest Rate
	Face Value	Estimated Fair Value	Face Value	Estimated Fair Value
2019 Notes	$269,465	$273,507	$—	$—	6.375%
2020 Notes	930,000	952,134	679,299	643,568	8.75%
2022 Notes Private Placement Notes	270,000	276,486	270,000	257,073	8.875%
2022 Notes	900,000	966,420	900,000	855,000	7.875%
2023 Notes	400,000	425,000	400,000	326,000	7.625%
Term Loan	—	—	807,975	807,975	N/A

Total	$2,769,465	$2,893,547	$3,057,274	$2,889,616

The fair value of the 2019 notes, 2020 notes, 2022 private placement notes, 2022 notes and the 2023 notes are fixed-rate debt and are considered Level 2 measurements as the value was determined using observable market inputs, such as current interest rates as well as prices observable from less active markets. The Term Loan is floating-rate debt and approximates the carrying value as interest accrues at floating rates based on market rates.

Derivative Financial Instruments

Under the Consumer Financing Program, the Company pays a monthly fee to a third-party financing provider based on the average daily outstanding balance of the installment loans and shares the liability for credit losses, depending on the credit quality of the customer. Because of the nature of certain provisions under the Consumer Financing Program, the Company records a derivative liability that is not designated as a hedging instrument and is adjusted to fair value, measured using the present value of the estimated future payments. Changes to the fair value are recorded through other (income) loss, net in the Consolidated Statement of Operations. The following represent the contractual obligations with the third-party financing provider under the Consumer Financing Program that are components of the derivative:

•	The Company pays a monthly fee based on the average daily outstanding balance of the installment loans

•	The Company shares the liability for credit losses depending on the credit quality of the customer

•	The Company pays transactional fees associated with customer payment processing

The derivative is classified as a Level 3 instrument. The derivative positions are valued using a discounted cash flow model, with inputs consisting of available market data, such as market yield discount rates, as well as unobservable internally derived assumptions, such as collateral prepayment rates, collateral default rates and loss severity rates. These derivatives are priced quarterly using a credit valuation adjustment methodology. In summary, the fair value represents an estimate of the present value of the cash flows the Company will be obligated to pay to the third-party financing provider for each component of the derivative.

The following table summarizes the fair value and the notional amount of the Company’s outstanding derivative instrument as of December 31, 2017 and 2018 (in thousands):

	December 31,
	2017	2018
Consumer Financing Program Contractual Obligations:
Fair value	$46,496	$117,620
Notional amount	163,032	368,708
Classified on the consolidated balance sheets as:
Accrued expenses and other current liabilities	25,473	67,710
Other long-term obligations	21,023	49,910

Total Consumer Financing Program Contractual Obligation	$46,496	$117,620

Changes in Level 3 Fair Value Measurements

The following table summarizes the change in the fair value of the Level 3 outstanding derivative instrument for the years ended December 31, 2017 and 2018 (in thousands):

	December 31,
	2017	2018
Balance, beginning of period	$—	$46,496
Additions	44,913	93,095
Settlements	(7,972)	(34,587)
Losses included in earnings	9,555	12,616

Balance, end of period	$46,496	$117,620

10. Restructuring and Asset Impairment Charges

Restructuring

During the year ended December 31, 2018, the Company announced a number of cost reduction initiatives that are expected to reduce certain of the Company’s General and Administrative, Customer Service, and Sales Support fixed costs. The Company completed the majority of these cost reduction initiatives in the second and third quarters of 2018, with the remainder by the end of 2018. In addition to resulting in meaningful cost reductions, the Company’s initiatives are expected to streamline operations, focus engineering and innovation and provide a better focus on driving customer satisfaction.

As part of these initiatives, the Company and Best Buy agreed in principle to end the co-branded Best Buy Smart Home by Vivint arrangement (“Best Buy Agreement”), which resulted in the elimination of in-store sales positions. In addition, the Company eliminated other general and administrative positions. These actions resulted in one-time cash employee severance and termination benefits expenses of $4.7 million during the year ended December 31, 2018. The Company formally terminated its relationship with Best Buy in December 2018 and agreed to pay a termination fee of $5.5 million. The difference between the termination fee and all previously recorded liabilities relating to the Company’s Best Buy Agreement was recorded as a reduction to capitalized contract costs.

During the year ended December 31, 2016, the Company sold all of its New Zealand and Puerto Rico contracts and recorded the impact of these transactions in restructuring and asset impairment. The calculation of the net loss recorded related to the 2016 Contract Sales included the expensing of all unamortized deferred subscriber acquisition costs associated with these subscriber accounts in the amount of $7.6 million, the realization of outstanding amounts of accumulated other comprehensive loss associated with the New Zealand foreign currency translation process of $1.1 million upon the substantial sale of the subsidiary, offset by cash proceeds of $6.2 million for a total net loss on the 2016 Contract Sales of $2.6 million.

Restructuring and asset impairment charges were as follows (in thousands):

	Year ended December 31,
	2016	2017	2018
Wireless restructuring recoveries:
Asset recoveries	$(710)	$—	$—
Contract termination recoveries	(751)	—	—
Employee severance and termination benefits recoveries	(77)	—	—

Total wireless restructuring recoveries	(1,538)	—	—
Loss on subscriber contract sales	2,551	—	—
Employee severance and termination benefits charges	—	—	4,683

Total restructuring and asset impairment charges	$1,013	$—	$4,683

The following table presents accrued restructuring activity for the years ended December 31, 2017 and 2018.

	Asset impairments	Contract termination costs	Employee severance and termination benefits	Total
Accrued restructuring balance as of December 31, 2015	$—	$3,954	$321	$4,275
Restructuring and impairment recoveries	(710)	(751)	(77)	(1,538)
Cash payments	—	(2,554)	(244)	(2,798)
Non-cash settlements	710	—	—	710

Accrued restructuring balance as of December 31, 2016	—	649	—	649
Cash payments	—	(91)	—	(91)

Accrued restructuring balance as of December 31, 2017	—	558	—	558
Restructuring expenses	—	—	4,683	4,683
Cash payments	—	(91)	(4,341)	(4,432)

Accrued restructuring balance as of December 31, 2018	$—	$467	$342	$809

Accrued restructuring at December 31, 2018 is included in current liabilities within accrued expenses and other current liabilities of $0.4 million and in long-term liabilities within other long-term obligations of $0.4 million.

Contract termination costs represent ongoing contractual commitments related to the 2015 restructuring of the Company’s Wireless Internet Business. Additional charges may be incurred in the future for facility-related or other restructuring activities as the Company continues to align resources to meet the needs of the business.

11. Income Taxes

The Company files a consolidated federal income tax return with its wholly-owned subsidiaries.

The income tax (benefit) expense consisted of the following (in thousands):

	Year ended December 31,
	2016	2017	2018
Current income tax:
Federal	$—	$—	$—
State	545	151	512
Foreign	95	(24)	(52)

Total	640	127	460
Deferred income tax:
Federal	—	(326)	—
State	—	(53)	—
Foreign	(573)	1,330	(2,071)

Total	(573)	951	(2,071)

Income tax (benefit) expense	$67	$1,078	$(1,611)

The following reconciles the tax expense computed at the statutory federal rate and the Company’s tax expense (in thousands):

	Year ended December 31,
	2016	2017	2018
Computed expected tax expense	$(93,770)	$(139,100)	$(98,598)
State income taxes, net of federal tax effect	360	65	404
Foreign income taxes	(949)	(299)	(690)
Other reconciling items	666	(344)	—
Permanent differences	1,688	2,008	4,406
Effect of Federal law change	—	166,876	—
Change in valuation allowance	92,072	(28,128)	92,867

Income tax (benefit) expense	$67	$1,078	$(1,611)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities were as follows (in thousands):

	December 31,
	2017	2018
Gross deferred tax assets:
Net operating loss carryforwards	$590,455	$591,273
Deferred subscriber income	72,389	113,103
Interest expense limitation	—	56,381
Accrued expenses and allowances	17,633	18,766
Purchased intangibles and deferred financing costs	15,191	17,788
Inventory reserves	6,662	4,688
Property and equipment	1,176	—
Research and development credits	41	41
Valuation allowance	(303,343)	(467,734)

Total	400,202	334,306
Gross deferred tax liabilities:
Deferred capitalized contract costs	(408,610)	(332,547)
Property and equipment	—	(2,242)
Prepaid expenses	(633)	(613)

Total	(409,243)	(335,402)

Net deferred tax liabilities	$(9,041)	$(1,096)

The Company had net operating loss carryforwards as follows (in thousands):

	December 31,
	2017	2018
Net operating loss carryforwards:
Federal	$2,350,517	$2,405,465
States	1,710,368	1,656,418
Canada	27,326	19,753

Total	$4,088,211	$4,081,636

U.S. federal net operating loss carryforwards will begin to expire in 2026, if not used. State net operating loss carryforwards expire over different periods and some have already begun to expire. The Company had United States research and development credits of approximately $41,000 at December 31, 2017 and 2018, which begin to expire in 2030.

Canadian net operating loss carryforwards will begin to expire in 2029.

Realization of the Company’s federal and state net operating loss carryforwards and tax credits is dependent on generating sufficient taxable income prior to their expiration. Although a portion of these net operating loss carryforwards are subject to the provisions of Internal Revenue Code Section 382, the Company has not performed a formal study to determine the amount of any limitation. The use of the net operating loss carryforwards may have additional limitations resulting from future ownership changes or other factors under Section 382 of the Internal Revenue Code.

In December 2017, the SEC issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which provides guidance on accounting for the tax effects of Tax Reform. SAB 118 provides a measurement period that should not extend beyond one year from the enactment date for companies to complete the accounting relating to Tax Reform under ASC Topic 740. In accordance with SAB 118, to the extent that a company’s accounting for certain income tax effects of Tax Reform is incomplete, but it is able to determine a reasonable estimate, the company should report a provisional estimate in its financial statements. Where a reasonable estimate cannot be determined, a company should continue to apply ASC Topic 740 based on the provisions of the tax laws that were in effect immediately before the enactment of Tax Reform.

The SAB 118 period has closed and, based on its analysis of Tax Reform, the Company did not change its recorded provisional tax expense of $166.9 million for the year ended December 31, 2017, resulting from the remeasurement of its deferred tax balances due to the reduction in the U.S. corporate income tax rate from 35% to 21%. This expense was offset by a corresponding change in the valuation allowance, resulting in no change in net tax expense or benefit.

Additionally, the Company’s analysis of the new requirement that certain income (i.e., GILTI) earned by foreign subsidiaries must be included currently in the gross income of the U.S. resulted in an inclusion amount of approximately $7.7 million in 2018. The Company has elected to treat taxes due on future inclusions in U.S. taxable income related to GILTI as a current-period expense when incurred.

At December 31, 2017 and 2018, the Company recorded a valuation allowance against its U.S. federal and state net deferred tax assets as it believes it is more likely than not that these benefits will not be realized. Significant judgment is required in determining the Company’s provision for income taxes, recording valuation allowances against net deferred tax assets and evaluating the Company’s uncertain tax positions. The Company has considered and weighed the available evidence, both positive and negative, to determine whether it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Based on available information, management does not believe it is more likely than not that all of its deferred tax assets will be utilized. The Company recorded a valuation allowance for U.S. net deferred tax assets of approximately $303.3 million and $467.7 million at December 31, 2017 and 2018, respectively.

As of December 31, 2018, the Company’s income tax returns for the tax years 2014 and later, remain subject to examination by the Internal Revenue Service and various state taxing authorities.

12. Stock-Based Compensation and Equity

Stock-Based Compensation

313 Incentive Units

The Company’s indirect parent, 313 Acquisition LLC (“313”), which is wholly owned by the Investors, has authorized the award of profits interests, representing the right to share a portion of the value appreciation on the initial capital contributions to 313 (“Incentive Units”). As of December 31, 2018, a total of 85,362,836 Incentive Units had been awarded, and were outstanding, to current and former members of senior management and a board member, of which 42,169,456 were issued to the Company’s Chief Executive Officer and President. In June 2018, the Incentive Units and SARs (defined below) vesting terms were modified (“Modification”). Prior to the Modification, the Incentive Units were subject to time-based and performance-based vesting conditions, with (1) one-third subject to ratable time-based vesting over a five year period from the applicable vesting reference date and (2) two-thirds subject to the achievement of certain investment return thresholds by The Blackstone Group, L.P. and its affiliates (“Blackstone”). Pursuant to the Modification the Incentive Units are subject to time-based and performance-based vesting conditions, with (1) one-third subject to ratable time-based vesting over a five year period from the applicable vesting reference date, (2) one-third subject to the achievement of certain investment return thresholds by Blackstone and (3) one-third subject to ratable time-based vesting over a five year period from the applicable vesting reference date or June 2018 for those granted prior to the modification. The Company has not recorded any expense related to the performance-based portion of the awards, as the achievement of the vesting condition is not yet deemed probable. In the event of a change of control, all outstanding Incentive Units with time-based vesting conditions will become fully vested and exercisable.

The fair value of stock-based awards is measured at the grant date, or the Modification date, and is recognized as expense over the employee’s requisite service period. The grant date fair value was determined using a Monte Carlo simulation valuation approach with the following assumptions: expected volatility varies from 55% to 125%; expected exercise term between 3.96 and 6.00 years; and risk-free rate between 0.61% and 2.61%.

A summary of the Incentive Unit activity for the years ended December 31, 2017 and 2018 is presented below:

	Incentive Units	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding, December 31, 2016	85,882,836	$1.19	6.81	$—
Forfeited	(70,000)	1.30

Outstanding, December 31, 2017	85,812,836	1.19	5.81	—
Forfeited	(450,000)	1.93

Outstanding, December 31, 2018	85,362,836	1.18	4.81	—

Unvested shares expected to vest after December 31, 2018	59,663,659	1.22	4.93	—
Exercisable at December 31, 2018	25,699,177	$1.11	4.50	$—

As of December 31, 2018, there was $10.7 million of unrecognized compensation expense related to outstanding Incentive Units, which will be recognized over a weighted-average period of 4.29 years. As of December 31, 2017 and 2018, the weighted average grant date fair value per share of the outstanding incentive units was $0.30 and $0.36, respectively.

Stock Appreciation Rights

The Company’s subsidiary, Vivint Group, Inc. (“Vivint Group”), has awarded Stock Appreciation Rights (“SARs”) to various levels of key employees and board members, pursuant to an omnibus incentive plan. The purpose of the SARs is to attract and retain personnel and provide an opportunity to acquire an equity interest of Vivint Group. Prior to the Modification in June 2018, the SARs were subject to time-based and performance-based vesting conditions, with (1) one-third subject to ratable time-based vesting over a five year period from the applicable vesting reference date and (2) two-thirds subject to the achievement of certain investment return thresholds by Blackstone. Pursuant to the Modification the Incentive Units are subject to time-based and performance-based vesting conditions, with (1) one-third subject to ratable time-based vesting over a five year period from the applicable vesting reference date, (2) one-third subject to the achievement of certain investment return thresholds by Blackstone and (3) one-third subject to ratable time-based vesting over a five year period from the applicable vesting reference date or June 2018 for those granted prior to the modification. The Company has not recorded any expense related to the performance-based portion of the awards, as the achievement of the vesting condition is not yet deemed probable. In connection with this plan, 38,011,879 SARs were outstanding as of December 31, 2018. In addition, 53,621,891 SARs have been set aside for funding incentive compensation pools pursuant to long-term sales and installation employee incentive plans established by the Company. In the event of a change of control, all outstanding SARs with time-based vesting conditions will become fully vested and exercisable. The Company expects to settle SARs through issuance of common stock.

The fair value of the Vivint Group awards is measured at the grant date, or the Modification date, and is recognized as expense over the employee’s requisite service period. The fair value is determined using a Black-Scholes option valuation model with the following assumptions: expected volatility varies from 55% to 125%, expected dividends of 0%; expected exercise term between 6.00 and 6.50 years; and risk-free rates between 0.61% and 2.61%. Due to the lack of historical exercise data, the Company used the simplified method in determining the estimated exercise term, for all Vivint Group awards.

A summary of the Vivint Group SAR activity for the years ended December 31, 2017 and 2018 is presented below:

	Stock Appreciation Rights	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding, December 31, 2016	21,993,158	$0.96	8.23	$—
Granted	13,250,640	1.74
Forfeited	(2,374,864)	1.12
Exercised	(114,644)	0.72

Outstanding, December 31, 2017	32,754,290	1.26	9.21	—
Granted	14,630,000	1.79
Forfeited	(9,255,137)	1.31
Exercised	(117,274)	0.89

Outstanding, December 31, 2018	38,011,879	1.46	8.07	—

Unvested shares expected to vest after December 31, 2018	33,813,668	1.51	8.28	—
Exercisable at December 31, 2018	4,198,211	$1.02	6.30	$—

As of December 31, 2018, there was $4.6 million of unrecognized compensation expense related to outstanding Vivint awards, which will be recognized over a weighted-average period of 4.40 years. As of December 31, 2017 and 2018, the weighted average grant date fair value per share of the outstanding SARs was $0.19 and $0.23, respectively.

The Company’s subsidiary, Vivint Wireless, has also awarded an immaterial amount of Wireless SARs to various employees. There were no Wireless SARs outstanding as of December 31, 2018 and the Company does not intend to issue any additional Wireless SARs.

Restricted Stock Units

In June 2018, the Company’s subsidiary, Vivint Group, awarded 360,000 Restricted Stock Units (“RSUs”) to certain board members, pursuant to an omnibus incentive plan. The purpose of the RSUs is to compensate board members for their board service and align their interests of those of the Company’s shareholders. The RSUs are subject to a three year time-based ratable vesting period. All RSUs are expected to vest after December 31, 2018 and none are exercisable at December 31, 2018. In the event of a change of control, all outstanding RSUs will become fully vested.

The fair value of the RSU awards, representing the estimated equity value per share of Vivint Group at the grant date, is recognized as expense over the requisite service period. The fair value was determined using management’s financial projections and available market data at the time of issuance. As of December 31, 2018, there was $0.1 million of unrecognized compensation expense related to outstanding RSUs, which will be recognized over a period of 2.44 years. The grant date fair value per share of the outstanding SARs was $0.48.

Stock-based compensation expense in connection with all stock-based awards for the years ended December 31, 2016, 2017 and 2018 is allocated as follows (in thousands):

	Year ended December 31,
	2016	2017	2018
Operating expenses	$68	$65	$129
Selling expenses	(127)	217	285
General and administrative expenses	3,927	1,313	2,091

Total stock-based compensation	$3,868	$1,595	$2,505

Total stock-based compensation increased in 2018, partially as a result of the Modification. Stock-based compensation expense presented in selling expenses was negative for the year ended December 31, 2016 due to a retrospective adjustment in the grant-date fair value of a series of stock-based awards. Stock-based compensation expense included in general and administrative expenses for the year ended December 31, 2016 included $2.2 million of compensation related to an equity repurchase by 313 from one of the Company’s executives.

Equity

Common Stock

The Company had 2,000,000 shares of $0.01 par value common stock authorized, of which 1,003,587 and 1,006,290 shares were legally issued and outstanding as of December 31, 2017 and 2018, respectively. Each share of common stock has the right to one vote on all matters submitted to a vote of stockholders. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the the Company’s board of directors, subject to prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No dividends have been declared or paid on our common stock through December 31, 2018.

Convertible Preferred Stock

During 2016, the Company authorized 400,000 shares of preferred stock, of which 100,000 shares were designated as convertible preferred series A stock (“Series A Preferred Stock”). During 2016, the Company issued 79,791 shares of the Series A Preferred Stock for $100.4 million, net of issuance costs.

The holders of the Company’s Series A Preferred Stock have various rights, preferences, and privileges as follows:

Conversion Rights

At any time, each holder of Series A Preferred Stock shall have the right, at such holder’s option and by delivery of written notice to the Company, to convert any or all of such holder’s shares of Series A Preferred Stock (including any fraction of a share) into shares of the Company’s common stock (“Common Stock”). The default conversion rate is one share of Common Stock for every converted share of Series A Preferred Stock (the “Conversion Rate”), which Conversion Rate is subject to adjustment in the event of certain dilutive events.

Series A Preferred Stock holders are also granted conversion rights in the event of a reclassification, statutory exchange, merger, consolidation or other similar business combination, including the sale, transfer or conveyance of all or substantially all of the Company’s assets. Where such a transaction involves the exchange or conversion of Common Stock for or into other securities, cash or property, Series A Preferred Stock will automatically become convertible into the number, kind and amount of such other securities, cash or property as though the holders of such Series A Preferred Stock had converted such shares of Series A Preferred Stock to Common Stock immediately prior to such transaction.

Anti-Dilution

The Conversion Rate is subject to adjustment in the case of the issuance of Common Stock as a dividend or distribution to all or substantially all outstanding holders of Common Stock, or a subdivision, split or combination of Common Stock or a reclassification of Common Stock into a greater or lesser number of shares of Common Stock.

Voting Rights

The holders of Series A Preferred Stock are entitled to vote with the holders of Common Stock on all matters submitted for a vote of the holders of Common Stock. Each share of Series A Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which each such share of Series A Preferred Stock is then convertible, as calculated at the then effective Conversion Rate at the time of the related record date.

The Company shall not, without first obtaining the written consent of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock (1) amend the Company’s certificate of incorporation, (2) issue to Blackstone any class or series of Capital Stock that is or would be Senior Stock or that is or would be capital stock of any Subsidiary, (3) issue to Blackstone any debt instrument that has any equity-like features or is entitled to any return tied to equity value or the repayment amount of which at issuance is in excess of the sum of the amount of cash plus the face amount, including accrued interest, of debt of the Company, in either case, that is tendered as payment for such debt instruments; or (4) issue any class or series of shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by the Company that is or would be, in general, in parity with the Series A Preferred Stock.

Participating Dividends

If the board of directors of the Company shall declare a dividend or other distribution payable upon the then outstanding shares of Common Stock, whether in cash or in other securities or property, the Company shall also declare and pay to each holder of outstanding shares of Series A Preferred Stock a dividend or distribution, as the case may be, in respect of each share of Series A Preferred Stock held by such holder, the amount and kind of dividends or distributions as would be payable in respect of the number of shares of Common Stock issuable upon the conversion of a share of Series A Preferred Stock.

Liquidation Rights

Upon the liquidation, dissolution or winding up of the Company and after payment in full of all amounts required to be paid to creditors and to the holders of stock having priority liquidation preferences, if any, and before any distribution or payment is made to holders of Common Stock, holders of Series A Preferred Stock will be entitled to an amount per share of Series A Preferred Stock, out of the legally available assets of the Company and proceeds thereof, equal to the greater of (1) $1,267.00 less the amount of any cash dividends and less the fair market value of any non-cash dividends or distributions, in each case previously paid to such holder of Series A Preferred Stock pursuant to certain dividend declarations or other distributions (the “Unreturned Basis”) or (2) the amount of cash and fair market value of any securities or other property that a holder of Series A Preferred Stock would have received in respect of each share of Series A Preferred Stock held by such holder had such holder, immediately prior to such liquidation, dissolution or winding up of the Company, converted its shares into shares of Common Stock (at the conversion rate of one share of Common Stock per share of Series A Preferred Stock, subject to certain anti-dilution adjustments). If the assets of the Company or proceeds therefrom are not sufficient to pay in full the Unreturned Basis payable on the Series A Preferred Stock and the corresponding liquidation preference amounts payable on stock with equally ranked priority liquidation preferences, if any, then such assets or proceeds thereof will be paid pro rata in accordance with the amounts that would otherwise have been payable on the Series A Preferred Stock and such other shares.

Return of Capital

During the year ended December 31, 2016, the Company returned capital of $20.9 million to 313 and $0.2 million to certain other investors.

Capital Contribution

During the year ended December 31, 2018, 313 contributed $4.7 million to the Company as a capital contribution.

13. Commitments and Contingencies

Indemnification

Subject to certain limitations, the Company is obligated to indemnify its current and former directors, officers and employees with respect to certain litigation matters and investigations that arise in connection with their service to the Company. These obligations arise under the terms of its certificate of incorporation, its bylaws, applicable contracts, and Delaware and California law. The obligation to indemnify generally means that the Company is required to pay or reimburse these individuals’ reasonable legal expenses and possibly damages and other liabilities incurred in connection with these matters.

Legal

The Company is named from time to time as a party to lawsuits arising in the ordinary course of business related to its sales, marketing, and the provision of its services and equipment claims. Actions filed against the Company include commercial, intellectual property, customer, and labor and employment related claims, including complaints of alleged wrongful termination and potential class action lawsuits regarding alleged violations of federal and state wage and hour and other laws. In addition, from time to time the Company is subject to examinations, investigations and/or enforcement actions by federal and state licensing and regulatory agencies and may face the risk of penalties for violation of financial services, consumer protections and other applicable laws and regulations. For example, in 2019, the Company received a subpoena in connection with an investigation by the U.S. Department of Justice (“DOJ”) concerning potential violations of the Financial Institutions Reform, Recovery and Enforcement Act (“FIRREA”). The Company also has received a civil investigative demand from the staff of the Federal Trade Commission (“FTC”) concerning potential violations of the Fair Credit Reporting Act (“FCRA”) and the “Red Flags Rule” thereunder, and the Federal Trade Commission Act (“FTC Act”). In general, litigation and regulatory proceedings can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings are difficult to predict and the costs incurred in litigation can be substantial. The Company believes the amounts provided in its financial statements are adequate in light of the probable and estimated liabilities. Factors that the Company considers in the determination of the likelihood of a loss and the estimate of the range of that loss in respect of legal matters include the merits of a particular matter, the nature of the matter, the length of time the matter has been pending, the procedural posture of the matter, how the Company intends to defend the matter, the likelihood of settling the matter and the anticipated range of a possible settlement. Because such matters are subject to many uncertainties, the ultimate outcomes are not predictable and there can be no assurances that the actual amounts required to satisfy alleged liabilities from the matters described above will not exceed the amounts reflected in the Company’s financial statements or that the matters will not have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

The Company regularly reviews outstanding legal claims and actions to determine if reserves for expected negative outcomes of such claims and actions are necessary. The Company had reserves for all such matters of approximately $2.2 million and $2.5 million as of December 31, 2017 and 2018, respectively.

During the year ended December 31, 2017 the Company accrued $10.0 million related to the settlement of litigation with ADT Inc. included in accounts payable on the consolidated balance sheets. The Company paid the full amount in early 2018.

Operating Leases

The Company leases office and warehouse space, certain equipment, towers, wireless spectrum, software and an aircraft under operating leases with related and unrelated parties expiring in various years through 2028. The leases require the Company to pay additional rent for increases in operating expenses and real estate taxes and contain renewal options. Total rent expense for all operating leases for the years ended December 31, 2016, 2017 and 2018 was $16.0 million, $17.0 million and $16.5 million, respectively.

Capital Leases

The Company also enters into certain capital leases with expiration dates through May 2022. On an ongoing basis, the Company enters into vehicle lease agreements under a Fleet Lease Agreement. The lease agreements are typically 36 months leases for each vehicle and the average remaining life for the fleet is 19 months as of December 31, 2018. As of December 31, 2017 and 2018, the capital lease obligation balance was $21.7 million and $13.3 million, respectively.

Spectrum Licenses

During the year ended December 31, 2016, Vivint Wireless, Inc. (“Vivint Wireless”), an indirect wholly owned subsidiary of the Company, entered into leasing agreements with Nextlink Wireless, LLC (“Nextlink”) for designated radio frequency spectrum in 40 mid-sized metropolitan markets. In December 2017, Vivint Wireless entered into a Termination Agreement with Verizon Communications Inc. (“Verizon”) pursuant to which the parties agreed, among other things, to terminate certain spectrum leases, including the 40 aforementioned leasing agreements, between Vivint Wireless and Nextlink, a subsidiary of Verizon, in exchange for cash consideration. Subsequent to the year ended December 31, 2018, the Company consummated the transactions contemplated by the Termination Agreement with Verizon. See Note 8 for further discussion.

As of December 31, 2018, future minimum lease payments were as follows (in thousands):

	Operating	Capital	Total
2019	$16,709	$8,193	$24,902
2020	15,478	5,209	20,687
2021	14,926	363	15,289
2022	13,655	7	13,662
2023	13,701	—	13,701
Thereafter	28,824	—	28,824
Amounts representing interest	—	(459)	(459)

Total lease payments	$103,293	$13,313	$116,606

In addition to the commitments mentioned above, the Company had other purchase obligations of $59.5 million as of December 31, 2018 that consisted of commitments related to software licenses, marketing activities, and other goods and services.

14. Related Party Transactions

Transactions with Vivint Solar

The Company and Vivint Solar, Inc. (“Solar”) have entered into agreements under which the Company provided certain ongoing administrative services to Solar through September 2017 and the Sales Dealer Agreement (as defined below). During the year ended December 31, 2016, 2017 and 2018 the Company charged $4.6 million, $2.8 million and $17.3 million, respectively of net expenses to Solar in connection with these agreements. The balance due from Solar in connection with these agreements and other expenses paid on Solar’s behalf was immaterial at both December 31, 2017 and 2018.

Also in connection with Solar’s initial public offering in 2014, the Company entered into a number of agreements with Solar related to services and other support that it has provided and will provide to Solar including:

•

A Master Intercompany Framework Agreement which established a framework for the ongoing relationship between the Company and Solar and contains master terms regarding the protection of each other’s confidential information, and master procedural terms, such as notice procedures, restrictions on assignment, interpretive provisions, governing law and dispute resolution;

•

A Non-Competition Agreement in which the Company and Solar each defined their current areas of business and their competitors, and agreed not to directly or indirectly engage in the other’s business for three years;

•

A Transition Services Agreement pursuant to which the Company agreed to provide to Solar various enterprise services, including services relating to information technology and infrastructure, human resources and employee benefits, administration services and facilities-related services;

•

A Product Development and Supply Agreement pursuant to which one of Solar’s wholly owned subsidiaries would, for an initial term of three years, subject to automatic renewal for successive one-year periods unless either party elects otherwise, collaborate with the Company to develop certain monitoring and communications equipment that will be compatible with other equipment used in Solar’s energy systems and will replace equipment Solar currently procures from third parties;

•

A Marketing and Customer Relations Agreement which governs various cross-marketing initiatives between the Company and Solar, in particularly the provision of sales leads from each company to the other; and

•

A Trademark License Agreement pursuant to which the licensor, a special purpose subsidiary majority-owned by the Company and minority-owned by Solar, will grant Solar a royalty-free exclusive license to the trademark “VIVINT SOLAR” in the field of selling renewable energy or energy storage products and services.

In 2016, the Company and Solar amended the Marketing and Customer Relations Agreement to update certain terms and conditions governing existing cross-marketing initiatives and to implement new cross-marketing initiatives including a pilot program with the purpose of exploring potential opportunities for each company to offer, sell and integrate the other company’s respective products and services with its standard product offering.

In 2017, the Company and Solar entered into a Sales Dealer Agreement (the “Sales Dealer Agreement”), pursuant to which each party will act as a non-exclusive dealer for the other party to market, promote and sell each other’s products. The agreement has an initial two-year term, which will be automatically renewed for successive one-year terms unless written notice of termination is provided by one of the parties to the other no less than 90 days prior to the end of the then current term. The products, territories and consideration that is payable by each party to the other will be determined in accordance with the agreement. The Sales Dealer Agreement governs and replaces substantially all of the activities that were previously undertaken under the Marketing and Customer Relations Agreement described above, including the pilot program. The Company and Solar also agreed to extend the term of the non-solicitation provisions under the existing Non-Competition Agreement to match the term of the Sales Dealer Agreement.

Other Related-party Transactions

The Company incurred additional expenses during the years ended December 31, 2016, 2017 and 2018 of approximately $4.2 million, $3.5 million, and $2.7 million, respectively, for other related-party transactions including contributions to the charitable organization Vivint Gives Back, legal fees, and other services. Accrued expenses and other current liabilities at December 31, 2017 and 2018 included net payables associated with these related-party transactions of $1.4 million and $0.2 million, respectively.

On November 16, 2012, the Company was acquired by an investor group comprised of certain investment funds affiliated with Blackstone Capital Partners VI L.P., and certain co-investors and management investors through certain mergers and related reorganization transactions (collectively, the “Transaction”).

In connection with the Transaction, the Company engaged Blackstone Management Partners L.L.C. (“BMP”) to provide monitoring, advisory and consulting services on an ongoing basis. In consideration for these services, the Company agreed to pay an annual monitoring fee equal to the greater of (i) a minimum base fee of $2.7 million subject to adjustments if the Company engages in a business combination or disposition that is deemed significant and (ii) the amount of the monitoring fee paid in respect of the immediately preceding fiscal year, without regard to any post-fiscal year “true-up” adjustments as determined by the agreement. The Company incurred expenses for such services of approximately $3.7 million, $3.5 million and $4.1 million during the years ended December 31, 2016, 2017 and 2018, respectively. Accrued expenses and other current liabilities at December 31, 2017 and 2018 included a liability of $0.9 million and $4.8 million, respectively, to BMP in regards to the monitoring fee.

Under the support and services agreement, the Company also engaged BMP to arrange for Blackstone’s portfolio operations group to provide support services customarily provided by Blackstone’s portfolio operations group to Blackstone’s private equity portfolio companies of a type and amount determined by such portfolio services group to be warranted and appropriate. BMP will invoice the Company for such services based on the time spent by the relevant personnel providing such services during the applicable period but in no event shall the Company be obligated to pay more than $1.5 million during any calendar year. During the years ended December 31, 2016, 2017 and 2018 the Company incurred no costs associated with such services.

During the year ended December 31, 2018, Blackstone Advisory Partners L.P. (“BAP”), an affiliate of Blackstone, participated as one of the initial purchasers of the Term Loan in September 2018 and received fees at the time of closing of such issuances aggregating approximately $0.9 million.

During the year ended December 31, 2017, BAP participated as one of the initial purchasers of the 2022 notes in the February 2017 issuance and the 2023 notes in the August 2017 issuance and received fees at the time of closing of such issuances aggregating approximately $0.6 million.

During the year ended December 31, 2016, BAP participated as one of the initial purchasers of the 2022 notes in each of the May 2016 and August 2016 offerings and received fees at the time of closing of such issuances aggregating approximately $0.5 million.

In addition, GSO Capital Partners, an affiliate of Blackstone, is a participating lender in the Term Loan and as of December 31, 2018 had received in aggregate interest payments of approximately $0.9 million. As of December 31, 2018, GSO Capital Partners holds $75.1 million of outstanding aggregate principal of the Term Loan.

During the year ended December 31, 2016, the Company returned capital of $20.9 million to 313.

During the year ended December 31, 2018 313 contributed $4.7 million to the Company as a capital contribution.

The company incurred stock-based compensation expense of $2.2 million included in general and administrative expenses for the year ended December 31, 2016 related to an equity repurchase by 313 from one of the Company’s executives.

Long-term notes receivables and other assets, includes amounts due for non-interest bearing advances made to employees that are expected to be repaid in excess of one year. Amounts due from employees as of both December 31, 2017 and 2018, amounted to approximately $0.3 million. As of December 31, 2017 and 2018, this amount was fully reserved.

Prepaid expenses and other current assets at December 31, 2017 and 2018 included a receivable for $0.5 million and $1.8 million, respectively, from certain members of management in regards to their personal use of the corporate jet.

From time to time, the Company does business with a number of other companies affiliated with Blackstone.

Transactions involving related parties cannot be presumed to be carried out at an arm’s-length basis.

15. Segment Reporting and Business Concentrations

For the years ended December 31, 2016, 2017 and 2018, the Company conducted business through one operating segment, Vivint. Historically, the Company primarily operated in three geographic regions: United States, Canada and New Zealand. During the year ended December 31, 2016, the Company completed the 2016 Contract Sales and ceased operations in New Zealand. Historically, the Company’s operations in New Zealand were considered immaterial and reported in conjunction with the United States. Revenues by geographic region were as follows (in thousands):

	United States	Canada	Total
Revenue from external customers
Year ended December 31, 2016	$700,471	$57,436	$757,907
Year ended December 31, 2017	$816,026	$65,957	$881,983
Year ended December 31, 2018	$977,877	$72,564	$1,050,441

16. Employee Benefit Plan

The Company offers eligible employees the opportunity to defer a percentage of their earned income into company-sponsored 401(k) plans.

The Company offers eligible employees the opportunity to contribute a percentage of their earned income into company-sponsored 401(k) plans.

Beginning in January 2018, participants in the 401(k) plans are eligible for the Company’s matching program. Under this new matching program, the Company matches an employee’s contributions to the 401(k) savings plan dollar-for-dollar up to 1% of such employee’s eligible earnings and $0.50 for every $1.00 for the next 5% of such employee’s eligible earnings. The maximum match available under the 401(k) plan is 3.5% of the employee’s eligible earnings. For employees who have been employed by the Company for less than two years, matching contributions vest on the second anniversary of their date of hire. The Company’s matching contributions to employees who have been employed by the Company for two years or more are fully vested.

Matching contributions that were made to the plans during the year ended December 31, 2018 totaled $6.0 million. No matching contributions were made to the plans for the years ended December 31, 2017 and 2016.

17. Basic and Diluted Net Loss Per Share

The Company computes basic loss per share by dividing loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could be exercised or converted into common shares, and is computed by dividing net earnings available to common stockholders by the weighted-average number of common shares outstanding plus the effect of potentially dilutive shares to purchase common stock.

The following table sets forth the computation of the Company’s basic and diluted net loss attributable per share to common stockholders for the years ended December 31, 2016, 2017 and 2018:

	Year ended December 31,
	2016	2017	2018
Numerator:
Net loss attributable to common stockholders (in thousands)	$(275,957)	$(410,199)	$(472,635)
Denominator:
Shares used in computing net loss attributable per share to common stockholders, basic and diluted	1,003,528	1,003,544	1,004,295
Net loss attributable per share to common stockholders:
Basic and diluted	$(274.99)	$(408.75)	$(470.61)

The following table discloses securities that could potentially dilute basic net loss per share in the future that were not included in the computation of diluted net loss per share because to do so would have been antidilutive for all periods presented:

	Year ended December 31,
	2016	2017	2018
Series A Convertible Preferred Stock	79,791	79,791	79,791
Vivint Group SARs	75,615,049	86,376,181	91,633,770
Vivint Group RSUs	—	—	360,000

See Note 12 for additional information regarding the terms of the Preferred Stock, SARs and RSUs.

18. Supplemental Financial Information

The Notes were issued by APX and are fully and unconditionally guaranteed, jointly and severally by Holdings and each of APX’s existing and future material wholly-owned U.S. restricted subsidiaries. APX’s existing and future foreign subsidiaries are not expected to guarantee the Notes. Vivint Smart Home, Inc. is not a guarantor of the notes.

Presented below is the consolidating financial information of APX, subsidiaries of APX that are guarantors (the “Guarantor Subsidiaries”), and APX’s subsidiaries that are not guarantors (the “Non-Guarantor Subsidiaries”) as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018. The audited consolidating financial information reflects the investments of APX in the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries using the equity method of accounting.

Condensed Consolidating Balance Sheet

December 31, 2017

(In thousands)

	Parent	APX Group Holdings, Inc.	APX Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets	$3,359	$—	$4,150	$284,293	$49,935	$(162,413)	$179,324
Property and equipment, net	—	—	—	77,345	736	—	78,081
Subscriber acquisition costs, net	—	—	—	1,214,678	93,880	—	1,308,558
Deferred financing costs, net	—	—	3,099	—	—	—	3,099
Investment in subsidiaries	—	—	2,188,221	—	—	(2,188,221)	—
Intercompany receivable	—	—	—	6,303	—	(6,303)	—
Intangible assets, net	—	—	—	350,710	26,741	—	377,451
Goodwill	—	—	—	809,678	27,292	—	836,970
Long-term notes receivables and other assets, net	—	—	106	78,173	10,550	(106)	88,723

Total Assets	$3,359	$—	$2,195,576	$2,821,180	$209,134	$(2,357,043)	$2,872,206

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities	$2,208	$—	$28,805	$343,398	$128,581	$(162,413)	$340,579
Intercompany payable	—	—	—	—	6,303	(6,303)	—
Notes payable and revolving line of credit, net of current portion	—	—	2,820,297	—	—	—	2,820,297
Capital lease obligations, net of current portion	—	—	—	10,791	298	—	11,089
Deferred revenue, net of current portion	—	—	—	248,643	15,912	—	264,555
Accumulated losses of investee	653,526	653,526				(1,307,052)	—
Other long-term obligations	—	—	—	79,020	—	—	79,020
Deferred income tax liability	1,164	—	—	106	9,041	(1,270)	9,041
Total (deficit) equity	(653,539)	(653,526)	(653,526)	2,139,222	48,999	(880,005)	(652,375)

Total liabilities and stockholders’ (deficit) equity	$3,359	$—	$2,195,576	$2,821,180	$209,134	$(2,357,043)	$2,872,206

Condensed Consolidating Balance Sheet

December 31, 2018

(In thousands)

	Parent	APX Group Holdings, Inc.	APX Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets	$—	$—	$12,951	$269,770	$103,451	$(262,674)	$123,498
Property and equipment, net	—	—	—	72,937	464	—	73,401
Capitalized contract costs, net	—	—	—	1,047,532	68,243	—	1,115,775
Deferred financing costs, net	—	—	2,058	—	—	—	2,058
Investment in subsidiaries	—	—	1,662,367	—	—	(1,662,367)	—
Intercompany receivable	—	—	—	6,303	—	(6,303)	—
Intangible assets, net	—	—	—	236,677	18,408	—	255,085
Goodwill	—	—	—	809,678	25,177	—	834,855
Long-term notes receivables and other assets, net	—	—	106	102,695	17,124	(106)	119,819

Total Assets	$—	$—	$1,677,482	$2,545,592	$232,867	$(1,931,450)	$2,524,491

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities	$440	$—	$36,988	$507,063	$182,159	$(262,674)	$463,976
Intercompany payable	—	—	—	—	6,303	(6,303)	—
Notes payable and revolving line of credit, net of current portion	—	—	3,037,095	—	—	—	3,037,095
Capital lease obligations, net of current portion	—	—	—	5,570	1	—	5,571
Deferred revenue, net of current portion	—	—	—	306,653	16,932	—	323,585
Accumulated losses of investee	1,396,601	1,396,601				(2,793,202)	—
Other long-term obligations	—	—	—	90,209	—	—	90,209
Deferred income tax liability	(29)	—	—	106	1,096	(77)	1,096
Total (deficit) equity	(1,397,012)	(1,396,601)	(1,396,601)	1,635,991	26,376	1,130,806	(1,397,041)

Total liabilities and stockholders’ (deficit) equity	$—	$—	$1,677,482	$2,545,592	$232,867	$(1,931,450)	$2,524,491

Condensed Consolidating Statements of Operations and Comprehensive Loss

For the Year ended December 31, 2016

(In thousands)

	Parent	APX Group Holdings, Inc.	APX Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$—	$—	$715,072	$45,539	$(2,704)	$757,907
Costs and expenses	—	—	—	787,138	44,575	(2,704)	829,009

(Loss) income from operations	—	—	—	(72,066)	964	—	(71,102)
Loss from subsidiaries	(275,957)	(275,957)	(69,637)	—	—	621,551	—
Other expense (income), net	—	—	206,320	(1,207)	(325)	—	204,788

Loss before income taxes	(275,957)	(275,957)	(275,957)	(70,859)	1,289	621,551	(275,890)
Income tax expense (benefit)	—	—	—	545	(478)	—	67

Net (loss) income	$(275,957)	$(275,957)	$(275,957)	$(71,404)	$1,767	$621,551	$(275,957)

Other comprehensive income, net of tax effects:
Other comprehensive loss from subsidiaries	3,493	3,493	3,493	—	—	(10,479)	—
Foreign currency translation adjustment	—	—	—	—	2,482	—	2,482
Unrealized gain on marketable securities	—	—	—	1,011	—	—	1,011

Total other comprehensive income, net of tax effects	3,493	3,493	3,493	1,011	2,482	(10,479)	3,493

Comprehensive loss	$(272,464)	$(272,464)	$(272,464)	$(70,393)	$4,249	$611,072	$(272,464)

Condensed Consolidating Statements of Operations and Comprehensive Loss

For the Year ended December 31, 2017

(In thousands)

	Parent	APX Group Holdings, Inc.	APX Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$—	$—	$841,658	$43,015	$(2,690)	$881,983
Costs and expenses	—	—	—	997,247	42,919	(2,690)	1,037,476

(Loss) income from operations	—	—	—	(155,589)	96	—	(155,493)
Loss from subsidiaries	(410,199)	(410,199)	(165,497)	—	—	985,895	—
Other expense (income), net	—	—	244,702	13,545	(4,619)	—	253,628

(Loss) income before income taxes	(410,199)	(410,199)	(410,199)	(169,134)	4,715	985,895	(409,121)
Income tax (benefit) expense	(565)	—	—	(228)	1,306	565	1,078

Net (loss) income	$(409,634)	$(410,199)	$(410,199)	$(168,906)	$3,409	$985,330	$(410,199)

Other comprehensive income (loss), net of tax effects:
Other comprehensive loss from subsidiaries	1,462	1,462	1,462	—	—	(4,386)	—
Foreign currency translation adjustment	—	—	—	—	3,155	—	3,155
Unrealized gain on marketable securities	—	—	—	(1,693)	—	—	(1,693)

Total other comprehensive income (loss), net of tax effects	1,462	1,462	1,462	(1,693)	3,155	(4,386)	1,462

Comprehensive (loss) income	$(408,172)	$(408,737)	$(408,737)	$(170,599)	$6,564	$980,944	$(408,737)

Condensed Consolidating Statements of Operations and Comprehensive Loss

For the Year ended December 31, 2018

(In thousands)

	Parent	APX Group Holdings, Inc.	APX Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$—	$—	$998,190	$54,818	$(2,567)	$1,050,441
Costs and expenses	4,721	—	—	1,240,570	54,497	(2,567)	1,297,221

(Loss) income from operations	(4,721)	—	—	(242,380)	321	—	(246,780)
Loss from subsidiaries	(467,914)	(467,914)	(211,665)	—	—	1,147,493	—
Other expense (income), net	—	—	256,249	(35,936)	7,153	—	227,466

Loss before income taxes	(472,635)	(467,914)	(467,914)	(206,444)	(6,832)	1,147,493	(474,246)
Income tax (benefit) expense	(1,194)	—	—	512	(2,123)	1,194	(1,611)

Net loss	$(471,441)	$(467,914)	$(467,914)	$(206,956)	$(4,709)	$1,146,299	$(472,635)

Other comprehensive loss, net of tax effects:
Other comprehensive loss from subsidiaries	(2,216)	(2,216)	(2,216)	—	—	6,648	—
Foreign currency translation adjustment	—	—	—	—	(2,216)	—	(2,216)

Total other comprehensive loss, net of tax effects	(2,216)	(2,216)	(2,216)	—	(2,216)	6,648	(2,216)

Comprehensive loss	$(473,657)	$(470,130)	$(470,130)	$(206,956)	$(6,925)	$1,152,947	$(474,851)

Condensed Consolidating Statements of Cash Flows

For the Year ended December 31, 2016

(In thousands)

	Parent	APX Group Holdings, Inc.	APX Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net cash (used in) provided by operating activities	$—	$—	$—	$(380,508)	$14,802	$—	$(365,706)
Cash flows from investing activities:
Subscriber acquisition costs – company owned equipment	—	—	—	(5,243)	—	—	(5,243)
Capital expenditures	—	—	—	(11,642)	—	—	(11,642)
Proceeds from sale of capital assets	—	—	—	3,080	43	—	3,123
Investment in subsidiary	(100,407)	(100,407)	(408,214)	—	—	609,028	—
Acquisition of intangible assets	—	—	—	(1,385)	—	—	(1,385)

Net cash used in investing activities	(100,407)	(100,407)	(408,214)	(15,190)	43	609,028	(15,147)
Cash flows from financing activities:
Proceeds from notes payable	—	—	604,000	—	—	—	604,000
Repayment on notes payable	—	—	(235,535)	—	—	—	(235,535)
Borrowings from revolving line of credit	—	—	57,000	—	—	—	57,000
Repayment of revolving line of credit	—	—	(77,000)	—	—	—	(77,000)
Proceeds from capital contribution	100,407	100,407	100,407	—	—	(200,814)	100,407
Payment of intercompany settlement	—	—	—	3,000	(3,000)	—	—
Intercompany receivable	—	—	—	12,906	—	(12,906)	—
Intercompany payable	—	—	—	408,214	(12,906)	(395,308)	—
Repayments of capital lease obligations	—	—	—	(8,295)	(20)	—	(8,315)
Financing costs	—	—	(9,036)	—	—	—	(9,036)
Deferred financing costs	—	—	(9,241)	—	—	—	(9,241)
Return of capital	(21,109)	—	—	—	—	—	(21,109)

Net cash provided by (used in) financing activities	79,298	100,407	430,595	415,825	(15,926)	(609,028)	401,171
Effect of exchange rate changes on cash	—	—	—	—	(466)	—	(466)

Net (decrease) increase in cash	(21,109)	—	22,381	20,127	(1,547)	—	19,852
Cash:
Beginning of period	21,109	—	2,299	(1,941)	2,201	—	23,668

End of period	$—	$—	$24,680	$18,186	$654	$—	$43,520

Condensed Consolidating Statements of Cash Flows

For the Year ended December 31, 2017

(In thousands)

	Parent	APX Group Holdings, Inc.	APX Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net cash (used in) provided by operating activities	$—	$—	$—	$(313,290)	$3,958	$—	$(309,332)
Cash flows from investing activities:
Capital expenditures	—	—	—	(20,391)	—	—	(20,391)
Proceeds from sale of capital assets	—	—	—	776	—	—	776
Investment in subsidiary	1,151	1,151	(325,222)	—	—	322,920	—
Acquisition of intangible assets	—	—	—	(1,745)	—	—	(1,745)
Other assets	—	—	—	(301)	—	—	(301)

Net cash provided by (used in) investing activities	1,151	1,151	(325,222)	(21,661)	—	322,920	(21,661)
Cash flows from financing activities:
Proceeds from notes payable	—	—	724,750	—	—	—	724,750
Repayment on notes payable	—	—	(450,000)	—	—	—	(450,000)
Borrowings from revolving line of credit	—	—	196,895	—	—	—	196,895
Repayment of revolving line of credit	—	—	(136,895)	—	—	—	(136,895)
Proceeds from capital contribution	—	—	—	326,373	—	(326,373)	—
Payment of intercompany settlement	—	—	—	(2,983)	—	—	(2,983)
Intercompany receivable	—	—		3,621	—	(3,621)	—
Intercompany payable	—	—	—	—	(3,621)	3,621	—
Repayments of capital lease obligations	—	—	—	(9,667)	(340)	—	(10,007)
Payment of deferred offering	(1,151)	—	—	—	—	—	(1,151)
Financing costs	—	—	(18,277)	—	—	—	(18,277)
Deferred financing costs	—	—	(11,119)	—	—	—	(11,119)
Return of capital	—	(1,151)	(1,151)	(1,151)	—	3,453	—

Net cash (used in) provided by financing activities	(1,151)	(1,151)	304,203	316,193	(3,961)	(322,920)	291,213
Effect of exchange rate changes on cash	—	—	—	—	132	—	132

Net increase (decrease) in cash	—	—	(21,019)	(18,758)	129	—	(39,648)
Cash:
Beginning of period	—	—	24,680	18,186	654	—	43,520

End of period	$—	$—	$3,661	$(572)	$783	$—	$3,872

Condensed Consolidating Statements of Cash Flows

For the Year ended December 31, 2018

(In thousands)

	Parent	APX Group Holdings, Inc.	APX Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net cash (used in) provided by operating activities	$—	$—	$—	$(220,952)	$453	$—	$(220,499)
Cash flows from investing activities:
Capital expenditures	—	—	—	(19,409)	(3)	—	(19,412)
Proceeds from sale of intangibles	—	—	—	53,693	—	—	53,693
Proceeds from sale of capital assets	—	—	—	127	—	—	127
Investment in subsidiary	(1,571)	(1,571)	(201,292)	—	—	204,434	—
Acquisition of intangible assets	—	—	—	(1,486)	—	—	(1,486)

Net cash (used in) provided by investing activities	(1,571)	(1,571)	(201,292)	32,925	(3)	204,434	32,922
Cash flows from financing activities:
Proceeds from notes payable	—	—	810,000	—	—	—	810,000
Repayment on notes payable	—	—	(522,191)	—	—	—	(522,191)
Borrowings from revolving line of credit	—	—	201,000	—	—	—	201,000
Repayment of revolving line of credit	—	—	(261,000)	—	—	—	(261,000)
Proceeds from capital contribution	4,700	4,700	4,700	204,421	—	(213,821)	4,700
Repayments of capital lease obligations	—	—	—	(12,011)	(343)	—	(12,354)
Payment of deferred offering	(3,129)	—	—	—	—	—	(3,129)
Financing costs	—	—	(11,317)	—	—	—	(11,317)
Deferred financing costs	—	—	(9,302)	—	—	—	(9,302)
Return of capital	—	(3,129)	(3,129)	(3,129)	—	9,387	—

Net cash provided by (used in) financing activities	1,571	1,571	208,761	189,281	(343)	(204,434)	196,407
Effect of exchange rate changes on cash	—	—	—	—	71	—	71

Net increase in cash	—	—	7,469	1,254	178	—	8,901
Cash:
Beginning of period	—	—	3,661	(572)	783	—	3,872

End of period	$—	$—	$11,130	$682	$961	$—	$12,773

19. Subsequent Events

The Company evaluated subsequent events through September 24, 2019, the date the financial statements were available for issuance.

On May 10, 2019, APX issued $225.0 million aggregate principal amount of 8.5% Senior Secured Notes due 2024 (“2024 notes”) in a private placement. APX used the net proceeds from the 2024 notes offering to redeem $225.0 million aggregate principal amount of its 2020 notes, and to pay the related accrued interest and to pay all fees and expenses related thereto. The indenture governing the 2024 notes contains covenants similar to the 2022 notes. An affiliate of Blackstone acted as one of the initial purchasers in connection with this offering. The 2024 notes will mature on November 1, 2024, unless, under “Springing Maturity” provisions, on September 1, 2020 (the 91st day prior to the maturity of the 2020 notes) more than an aggregate principal amount of $275.0 million of such 2020 notes remain outstanding or have not been refinanced as permitted under the note purchase agreement, in which case the 2024 notes will mature on September 1, 2020.

On July 31, 2019, in an effort to deliver additional cost savings and cash-flow improvements, the Company completed a spin-off of its wireless internet business. In connection with the spin-off, the equity interests of Vivint Wireless, Inc. were distributed to the shareholders of Vivint Smart Home, Inc. pro rata based on their respective holdings.

On September 15, 2019, the Company announced that it had entered into a definitive agreement to merge with a subsidiary of Mosaic Acquisition Corp. (“Mosaic”), a publicly traded special purpose acquisition company (“the Merger”). The Merger is subject to approval by stockholders of the Company and Mosaic.

VIVINT SMART HOME INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands, except share and per share amounts)

	December 31, 2018	September 30, 2019
ASSETS
Current Assets:
Cash and cash equivalents	$12,773	$2,878
Accounts and notes receivable, net	48,724	64,642
Inventories	50,552	99,602
Prepaid expenses and other current assets	11,449	15,702

Total current assets	123,498	182,824

Property, plant and equipment, net	73,401	60,216
Capitalized contract costs, net	1,115,775	1,247,678
Deferred financing costs, net	2,058	1,348
Intangible assets, net	255,085	197,236
Goodwill	834,855	836,040
Operating lease right-of-use assets	—	66,792
Long-term notes receivables and other assets, net	119,819	100,408

Total assets	$2,524,491	$2,692,542

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$67,086	$95,126
Accrued payroll and commissions	65,479	118,608
Accrued expenses and other current liabilities	136,715	180,183
Deferred revenue	186,953	233,783
Current portion of operating lease liabilities	—	11,316
Current portion of finance lease liabilities	7,743	7,577

Total current liabilities	463,976	646,593

Notes payable, net	2,961,947	2,946,762
Notes payable, net—related party	75,148	82,926
Revolving credit facility	—	134,000
Finance lease liabilities, net of current portion	5,571	4,377
Deferred revenue, net of current portion	323,585	418,840
Operating lease liabilities	—	65,644
Other long-term obligations	90,209	92,683
Deferred income tax liabilities	1,096	1,128

Total liabilities	3,921,532	4,392,953
Commitments and contingencies (See Note 11)
Stockholders’ deficit:
Common stock, $0.01 par value, 2,000,000 shares authorized; 1,006,290 and 1,009,144 shares issued and outstanding as of December 31, 2018 and September 30, 2019, respectively	10	10
Preferred stock, $0.01 par value, 400,000 shares authorized, including 100,000 shares designated and 79,791 shares issued and outstanding of Series A Convertible Preferred Stock as of December 31, 2018 and September 30, 2019	1	1
Additional paid-in capital	735,966	739,169
Accumulated deficit	(2,104,181)	(2,411,555)
Accumulated other comprehensive loss	(28,837)	(28,036)

Total stockholders’ deficit	(1,397,041)	(1,700,411)

Total liabilities and stockholders’ deficit	$2,524,491	$2,692,542

See accompanying notes to unaudited condensed consolidated financial statements

VIVINT SMART HOME INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands, except share and per share amounts)

	Nine Months Ended September 30,
	2018	2019
Revenues:
Recurring and other revenue	$773,899	$848,146
Costs and expenses:
Operating expenses (exclusive of depreciation and amortization shown separately below)	265,784	274,848
Selling expenses (exclusive of amortization of deferred commissions of $121,609 and $134,299, respectively, which are included in depreciation and amortization shown separately below)	166,872	149,865
General and administrative expenses	154,345	141,585
Depreciation and amortization	381,767	403,261
Restructuring expenses	4,683	—

Total costs and expenses	973,451	969,559

Loss from operations	(199,552)	(121,413)
Other expenses (income):
Interest expense	180,998	194,798
Interest income	(31)	(23)
Other (income) expenses, net	(25,999)	(8,126)

Loss before income taxes	(354,520)	(308,062)
Income tax benefit	(1,562)	(604)

Net loss	$(352,958)	$(307,458)

Net loss attributable per share to common stockholders:
Basic	$(351.68)	$(305.22)
Diluted	$(351.68)	$(305.22)
Weighted-average shares used in computing net loss attributable per share to common stockholders:
Basic	1,003,620	1,007,334
Diluted	1,003,620	1,007,334

See accompanying notes to unaudited condensed consolidated financial statements

VIVINT SMART HOME INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNUADITED)

(in thousands)

	Nine Months Ended September 30,
	2018	2019
Net loss	$(352,958)	$(307,458)
Other comprehensive (loss) income, net of tax effects:
Foreign currency translation adjustment	(670)	801

Total other comprehensive (loss) income	(670)	801

Comprehensive loss	$(353,628)	$(306,657)

See accompanying notes to unaudited condensed consolidated financial statements

VIVINT SMART HOME INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFECIT)

(In thousands, except shares)

	Nine Months Ended September 30,
	2018		2019
	Shares	Amount	Shares	Amount
Common Stock
Balance, beginning of period	1,003,587	$10	1,006,290	$10
Issuance of common stock	2,703	—	2,854	—

Balance, end of period	1,006,290	10	1,009,144	10

Preferred Stock
Balance, beginning of period	79,791	1	79,791	1

Balance, end of period	79,791	1	79,791	1

Additional paid-in capital
Balance, beginning of period		728,850		735,966
Stock-based compensation		1,651		3,292
Return of capital		—		(4,789)
Capital contribution		4,700		4,700

Balance, end of period		735,201		739,169

Accumulated deficit
Balance, beginning of period		(1,353,935)		(2,104,181)
Net Loss		(352,958)		(307,458)
ASU 2014-09 adoption		(282,572)		—
ASU 2016-01 adoption		(680)		—
ASU 2016-02 adoption		—		84

Balance, end of period		(1,990,145)		(2,411,555)

Accumulated other comprehensive loss
Balance, beginning of period		(27,301)		(28,837)
Foreign currency translation adjustment		(670)		801
ASU 2016-01 adoption		680		—

Balance, end of period		(27,291)		(28,036)

Total stockholders’ deficit		$(1,282,224)		$(1,700,411)

VIVINT SMART HOME INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Nine Months Ended September 30,
	2018	2019
Cash flows from operating activities:
Net loss	$(352,958)	$(307,458)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of capitalized contract costs	294,802	323,451
Amortization of customer relationships	63,163	55,896
Depreciation and amortization of property, plant and equipment and other intangible assets	23,802	23,914
Amortization of deferred financing costs and bond premiums and discounts	3,944	3,528
Expense for previously deferred offering costs	3,630	114
Gain on fair value changes of equity securities	(1,385)	(2,254)
Loss (gain) on sale or disposal of assets	(49,942)	591
Loss on early extinguishment of debt	14,571	806
Stock-based compensation	1,651	3,292
Provision for doubtful accounts	14,318	16,988
Deferred income taxes	—	(452)
Changes in operating assets and liabilities:
Accounts and notes receivable, net	(26,830)	(29,897)
Inventories	42,053	(48,976)
Prepaid expenses and other current assets	(1,327)	(1,608)
Capitalized contract costs, net	(439,711)	(453,366)
Long-term notes receivables, other assets, net and right-of-use assets	(30,231)	21,787
Accounts payable	(31,781)	22,812
Accrued payroll and commissions, accrued expenses, other current and long-term liabilities, and current and long-term operating lease liabilities	168,953	106,623
Deferred revenue	173,255	141,459

Net cash used in operating activities	(130,023)	(122,750)
Cash flows from investing activities:
Capital expenditures	(15,355)	(7,080)
Proceeds from the sale of intangible assets	53,693	—
Proceeds from the sale of capital assets	185	578
Acquisition of intangible assets	(1,068)	(1,393)
Proceeds from sales of equity securities	—	5,430

Net cash provided by (used in) investing activities	37,455	(2,465)
Cash flows from financing activities:
Proceeds from notes payable	759,000	225,000
Proceeds from notes payable—related party	51,000	—
Repayment of notes payable	(520,166)	(231,075)
Borrowings from revolving credit facility	201,000	200,500
Repayments on revolving credit facility	(261,000)	(66,500)
Proceeds from capital contribution	4,700	4,700
Repayments of finance lease obligations	(9,882)	(6,300)
Financing costs	(11,317)	—
Payments for offering costs	(2,369)	(695)
Deferred financing costs	(9,302)	(4,896)
Return of capital	—	(5,436)

Net cash provided by financing activities	201,664	115,298
Effect of exchange rate changes on cash	(2)	22

Net increase (decrease) in cash and cash equivalents	109,094	(9,895)
Cash and cash equivalents:
Beginning of period	3,872	12,773

End of period	$112,966	$2,878

Supplemental non-cash investing and financing activities:
Finance lease additions	$4,432	$5,314
Intangible assets acquisitions included within accounts payable, accrued expenses and other current liabilities and other long-term obligations	$424	$1,700
Offering costs included within accounts payable	$108	$2,877
Capital expenditures included within accounts payable	$352	$1,653
Financing costs included within accounts payable and accrued expenses and other current liabilities	$974	$—

See accompanying notes to unaudited condensed consolidated financial statements

VIVINT SMART HOME INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of Presentation and Significant Accounting Policies

Description of Business

Vivint Smart Home, Inc. (“Parent”) is a holding company, and all operations are conducted by its wholly-owned subsidiaries. Parent and its wholly-owned subsidiaries, (collectively the “Company”), is engaged in the sale, installation, servicing and monitoring of smart home and security systems, primarily in the United States and Canada. Parent, which is majority-owned by 313 Acquisition, LLC. (“313”), APX Group Holdings, Inc. (“Holdings”), which is wholly-owned by Parent, and APX Group, Inc. (“APX”), which is wholly-owned by Holdings, have no operations.

Going Concern

The Company has prepared its unaudited condensed consolidated financial statements assuming that the Company will continue as a going concern. However, if the Company does not make specified debt repayments prior to September 1, 2020, certain other indebtedness will become due and payable on that date as discussed below. The Company has historically generated recurring net losses and negative cash flows from operations and may be unable to refinance its debt or make such specified debt repayments prior to September 1, 2020. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3, certain of the Company’s debt agreements contain “springing maturity” provisions. Under the terms of these springing maturity provisions, if on September 1, 2020 more than $190.0 million aggregate principal amount under the 2020 Notes remains outstanding or has not been refinanced, the 2022 Notes and 2022 Private Placement Notes will mature on September 1, 2020. If on September 1, 2020 more than $250.0 million aggregate principal amount under the 2020 Notes remains outstanding or has not been refinanced, the Revolving Credit Facility will also mature on September 1, 2020. In addition, if on September 1, 2020 more than $275.0 million aggregate principal amount under the 2020 Notes remains outstanding or has not been refinanced, the Term Loan and the 2024 Notes will also mature on September 1, 2020. As of September 30, 2019, the Company had $454.3 million aggregate principal amount of the 2020 Notes outstanding.

As of September 30, 2019, the Company had $2.9 million of cash and cash equivalents and $140.4 million of availability under the Company’s revolving credit facility.

On September 15, 2019, the Company announced that it had entered into a definitive agreement to merge with a subsidiary of Mosaic Acquisition Corp. (“Mosaic”), a publicly traded special purpose acquisition company (“the Merger”). The Merger is subject to approval by stockholders of the Company and Mosaic. Management plans to use a portion of the proceeds from the Merger to repay all of the outstanding 2020 Notes, in which case the maturity dates for the debt discussed above would not accelerate to September 1, 2020 from the original maturity dates disclosed in Note 3. There is no assurance that the Merger and the associated debt repayment will be completed as currently contemplated or at all. To the extent additional capital is not obtained through the Merger, management will seek other forms of financing, which may include issuance of additional equity or debt or other means of timely addressing the Company’s debt obligations. There is no assurance such other forms of financing will be available.

Unaudited Interim Financial Statements

The accompanying interim unaudited condensed consolidated financial statements have been prepared by the Company without audit. The accompanying consolidated financial statements include the accounts of Vivint

Smart Home, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) have been condensed or omitted pursuant to such rules and regulations. The information as of December 31, 2018 included in the unaudited condensed consolidated balance sheets was derived from the Company’s audited consolidated financial statements. The unaudited condensed consolidated financial statements included in this prospectus were prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments (all of which are considered of a normal recurring nature) considered necessary to present fairly the Company’s financial position, results of operations and cash flows for the periods and dates presented. The results of operations for the nine months ended September 30, 2019 are not necessarily indicative of the results that may be expected for the year ending December 31, 2019.

These unaudited condensed consolidated financial statements and notes should be read in conjunction with the Company’s audited consolidated financial statements and related notes included elsewhere in this prospectus.

Basis of Presentation

The unaudited condensed consolidated financial statements of the Company are presented for Vivint Smart Home, Inc. (“Parent”) and its wholly-owned subsidiaries. The Company has prepared the accompanying unaudited condensed consolidated financial statements pursuant to GAAP. Preparing financial statements requires the Company to make estimates and assumptions that affect the amounts that are reported in the condensed consolidated condensed financial statements and accompanying disclosures. Although these estimates are based on the Company’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the Company’s estimates. The results of operations presented herein are not necessarily indicative of the Company’s results for any future period.

Vivint Flex Pay

The Vivint Flex Pay plan (“Vivint Flex Pay”) became the Company’s primary sales model beginning in March 2017. Under Vivint Flex Pay, customers pay separately for the products (including control panel, security peripheral equipment, smart home equipment, and related installation) (“Products”) and Vivint’s smart home and security services (“Services”). The customer has the following three ways to pay for the Products: (1) qualified customers in the United States may finance the purchase of Products through third-party financing providers (“Consumer Financing Program”), (2) the Company offers to some customers not eligible for the Consumer Financing Program, but who qualify under the Company’s underwriting criteria, the option to enter into a retail installment contract (“RIC”) directly with Vivint, or (3) customers may purchase the Products at the outset of the service contract by check, automatic clearing house payments (“ACH”), credit or debit card.

Although customers pay separately for Products and Services under the Vivint Flex Pay plan, the Company has determined that the sale of Products and Services are one single performance obligation. As a result, all forms of transactions under Vivint Flex Pay create deferred revenue for the gross amount of Products sold. Gross deferred revenues are reduced by imputed interest and estimated write-offs on the RICs and the present value of expected payments due to the third-party financing provider under the Consumer Financing Program.

Under the Consumer Financing Program, qualified customers are eligible for loans provided by third-party financing providers up to $4,000. The annual percentage rates on these loans range between 0% and 9.99%, based on the customer’s credit quality, and are either installment or revolving loans with a 42 or 60 month term.

For certain third-party provider loans, the Company pays a monthly fee based on either the average daily outstanding balance of the loans or the number of outstanding loans, depending on the third-party financing provider and the Company shares liability for credit losses, with the Company being responsible for between 5%

and 100% of lost principal balances. Additionally, the Company is responsible for reimbursing certain third-party financing providers for credit card transaction fees associated with the loans. Because of the nature of these provisions, the Company records a derivative liability at its fair value when the third-party financing provider originates loans to customers, which reduces the amount of estimated revenue recognized on the provision of the services. The derivative liability is reduced as payments are made by the Company to the third-party financing provider. Subsequent changes to the fair value of the derivative liability are realized through other expenses (income), net in the Condensed Consolidated Statement of Operations. (See Note 8).

For other third-party loans, the Company receives net proceeds (net of fees and expected losses) for which the Company has no further obligation to the third-party. The Company records these net proceeds to deferred revenue.

Retail Installment Contract Receivables

For subscribers that enter into a RIC to finance the purchase of Products and related installation, the Company records a receivable for the amount financed. Gross RIC receivables are reduced for (i) expected write-offs of uncollectible balances over the term of the RIC and (ii) a present value discount of the expected cash flows using a risk adjusted market interest rate (together, the “RIC Discount”). Therefore, the RIC receivables equal the present value of the expected cash flows to be received by the Company over the term of the RIC. At the time of installation, the Company records a long-term note receivable within long-term notes receivables and other assets, net on the condensed consolidated balance sheets for the present value of the receivables that are expected to be collected beyond 12 months of the reporting date. The unbilled receivable amounts that are expected to be collected within 12 months of the reporting date are included as a short-term notes receivable within accounts and notes receivable, net on the condensed consolidated balance sheets. The billed amounts of notes receivables are included in accounts receivable within accounts and notes receivable, net on the condensed consolidated balance sheets.

The Company imputes the interest on the RIC receivable using a risk adjusted market interest rate and records it as an adjustment to deferred revenue and as an adjustment to the face amount of the related receivable. The risk adjusted interest rate considers a number of factors, including credit quality of the subscriber base and other qualitative considerations such as macro-economic factors. The imputed interest income is recognized over the term of the RIC contract as recurring and other revenue on the condensed consolidated statements of operations.

When the Company determines that there are RIC receivables that have become uncollectible, it records an adjustment to the RIC Discount and reduces the related note receivable balance. On a regular basis, the Company also assesses the level of the RIC Discount balance based on historical RIC write-off trends and adjusts the balance, if necessary. Account balances are written-off if collection efforts are unsuccessful and future collection is unlikely based on the length of time from the day accounts become past due.

Accounts Receivable

Accounts receivable consists primarily of amounts due from subscribers for recurring monthly monitoring Services and the billed portion of RIC receivables. The accounts receivable are recorded at invoiced amounts and are non-interest bearing and are included within accounts and notes receivable, net on the condensed consolidated balance sheets. Accounts receivable totaled $16.5 million and $22.1 million at December 31, 2018 and September 30, 2019, respectively net of the allowance for doubtful accounts of $5.6 million and $6.7 million at December 31, 2018 and September 30, 2019, respectively. The Company estimates this allowance based on historical collection experience and subscriber attrition rates. When the Company determines that there are accounts receivable that are uncollectible, they are charged off against the allowance for doubtful accounts. The provision for doubtful accounts is included in general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations and totaled $14.3 million and $17.0 million for the nine months ended September 30, 2018 and 2019, respectively.

The changes in the Company’s allowance for accounts receivable were as follows (in thousands):

	Twelve Months Ended December 31, 2018	Nine Months Ended September 30, 2019
Beginning balance	$5,356	$5,594
Provision for doubtful accounts	19,405	16,988
Write-offs and adjustments	(19,167)	(15,843)

Balance at end of period	$5,594	$6,739

Revenue Recognition

The Company offers its customers smart home services combining Products, including a proprietary control panel, door and window sensors, door locks, security cameras and smoke alarms; installation; and a proprietary back-end cloud platform software and Services. These together create an integrated system that allows the Company’s customers to monitor, control and protect their home (“Smart Home Services”). The Company’s customers are buying this integrated system that provides them with these Smart Home Services. The number and type of Products purchased by a customer depends on their desired functionality. Because the Products and Services included in the customer’s contract are integrated and highly interdependent, and because they must work together to deliver the Smart Home Services, the Company has concluded that installed Products, related installation and Services contracted for by the customer are generally not distinct within the context of the contract and, therefore, constitute a single, combined performance obligation. Revenues for this single, combined performance obligation are recognized on a straight-line basis over the customer’s contract term, which is the period in which the parties to the contract have enforceable rights and obligations. The Company has determined that certain contracts that do not require a long-term commitment for monitoring services by the customer contain a material right to renew the contract, because the customer does not have to purchase Products upon renewal. Proceeds allocated to the material right are recognized over the period of benefit, which is generally three years.

The majority of the Company’s subscription contracts are between three and five years in length and are non-cancelable. These contracts with customers generally convert into month-to-month agreements at the end of the initial term, and some customer contracts are month-to-month from inception. Payment for recurring monitoring and other Smart Home Services is generally due in advance on a monthly basis.

Sales of Products and other one-time fees such as service fees or installation fees are invoiced to the customer at the time of sale. Revenues for wireless internet service that were provided by Vivint Wireless Inc. (“Wireless Internet” or “Wireless”) and any Products or Services that are considered separate performance obligations are recognized when those Products or Services are delivered. Taxes collected from customers and remitted to governmental authorities are not included in revenue. Payments received or amounts billed in advance of revenue recognition are reported as deferred revenue.

Deferred Revenue

The Company’s deferred revenues primarily consist of amounts for sales (including upfront proceeds) of Smart Home Services. Deferred revenues are recognized over the term of the related performance obligation, which is generally three to five years.

Capitalized Contract Costs

Capitalized contract costs represent the costs directly related and incremental to the origination of new contracts, modification of existing contracts or to the fulfillment of the related subscriber contracts. These include commissions, other compensation and related costs incurred directly for the origination and installation of new or upgraded customer contracts, as well as the cost of Products installed in the customer home at the commencement or modification of the contract. The Company calculates amortization by accumulating all deferred contract costs into separate portfolios based on the initial month of service and amortizes those deferred contract costs on a straight-line basis over the expected period of benefit that the Company has determined to be five years, consistent with the pattern in which the Company provides services to its customers. The Company believes this pattern of amortization appropriately reduces the carrying value of the capitalized contract costs over time to reflect the decline in the value of the assets as the remaining period of benefit for each monthly portfolio of contracts decreases. The period of benefit of five years is longer than a typical contract term because of anticipated contract renewals. The Company applies this period of benefit to its entire portfolio of contracts. The Company updates its estimate of the period of benefit periodically and whenever events or circumstances indicate that the period of benefit could change significantly. Such changes, if any, are accounted for prospectively as a change in estimate. Amortization of capitalized contract costs is included in “Depreciation and Amortization” on the consolidated statements of operations.

The carrying amount of the capitalized contract costs is periodically reviewed for impairment. In performing this review, the Company considers whether the carrying amount of the capitalized contract costs will be recovered. In estimating the amount of consideration the Company expects to receive in the future related to capitalized contract costs, the Company considers factors such as attrition rates, economic factors, and industry developments, among other factors. If it is determined that capitalized contract costs are impaired, an impairment loss is recognized for the amount by which the carrying amount of the capitalized contract costs and the anticipated costs that relate directly to providing the future services exceed the consideration that has been received and that is expected to be received in the future.

Contract costs not directly related and incremental to the origination of new contracts, modification of existing contracts or to the fulfillment of the related subscriber contracts are expensed as incurred. These costs include those associated with housing, marketing and recruiting, non-direct lead generation costs, certain portions of sales commissions and residuals, overhead and other costs considered not directly and specifically tied to the origination of a particular subscriber.

On the condensed consolidated statement of cash flows, capitalized contract costs are classified as operating activities and reported as “Capitalized contract costs – deferred contract costs” as these assets represent deferred costs associated with subscriber contracts.

Cash and Cash Equivalents

Cash and cash equivalents consists of highly liquid investments with remaining maturities when purchased of three months or less.

Inventories

Inventories, which are comprised of smart home and security system Products and parts, are stated at the lower of cost or net realizable value with cost determined under the first-in, first-out (“FIFO”) method. The Company adjusts the inventory balance based on anticipated obsolescence, usage and historical write-offs.

Property, Plant and Equipment and Long-lived Assets

Property, plant and equipment are stated at cost and depreciated on the straight-line method over the estimated useful lives of the assets or the lease term for assets under finance leases, whichever is shorter. Intangible assets with definite lives are amortized over the remaining estimated economic life of the underlying technology or relationships, which ranges from 2 to 10 years. Definite-lived intangible assets are amortized on the straight-line method over the estimated useful life of the asset or in a pattern in which the economic benefits of the intangible asset are consumed. Amortization expense associated with leased assets is included with depreciation expense. Routine repairs and maintenance are charged to expense as incurred.

The Company reviews long-lived assets, including property, plant and equipment, capitalized contract costs, and definite-lived intangibles for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company considers whether or not indicators of impairment exist on a regular basis and as part of each quarterly and annual financial statement close process. Factors the Company considers in determining whether or not indicators of impairment exist include market factors and patterns of customer attrition. If indicators of impairment are identified, the Company estimates the fair value of the assets. An impairment loss is recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.

The Company conducts an indefinite-lived intangible impairment analysis annually as of October 1, and as necessary if changes in facts and circumstances indicate that the fair value of the Company’s indefinite-lived intangibles may be less than the carrying amount. When indicators of impairment do not exist and certain accounting criteria are met, the Company is able to evaluate indefinite-lived intangible impairment using a qualitative approach. When necessary, the Company’s quantitative impairment test consists of two steps. The first step requires that the Company compare the estimated fair value of its indefinite-lived intangibles to the carrying value. If the fair value is greater than the carrying value, the intangibles are not considered to be impaired and no further testing is required. If the fair value is less than the carrying value, an impairment loss in an amount equal to the difference is recorded.

During the nine months ended September 30, 2018 and 2019, no impairments to long-lived assets or intangibles were recorded.

The Company’s depreciation and amortization included in the consolidated statements of operations consisted of the following (in thousands):

	Nine Months Ended September 30,
	2018	2019
Amortization of capitalized contract costs	$294,802	$323,450
Amortization of definite-lived intangibles	68,193	60,484
Depreciation of property, plant and equipment	18,772	19,327

Total depreciation and amortization	$381,767	$403,261

Leases

Effective January 1, 2019 the Company accounts for leases under Topic 842 (see Recently Adopted Accounting Standards below). Under Topic 842, the Company determines if an arrangement is a lease at inception. Lease right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. In determining the present value of lease payments, the Company uses the implicit rate when available. When implicit rates are not available, the Company uses an incremental borrowing rate based on the information available at commencement date. The lease ROU asset also includes any lease payments made and is reduced by lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company does not record lease ROU assets and liabilities for leases with terms of 12 months or less.

Leases are classified as either operating or finance at lease inception. Operating lease assets and liabilities and finance lease liabilities are stated separately on the condensed consolidated balance sheets. Finance lease assets are included in property, plant and equipment, net on the condensed consolidated balance sheets.

The Company has lease agreements with lease and non-lease components. For facility type leases, the Company separates the lease and non-lease components. Generally, the Company accounts for the lease and non-lease components as a single lease component for all other class of leases.

Prior to the adoption of Topic 842, the Company’s leases were classified as either operating or capital leases. Capital lease liabilities were stated separately on the condensed consolidated balance sheets and capital lease assets were included in property, plant and equipment, net on the condensed consolidated balance sheets. Operating leases were not recognized in the balance sheet. Capital lease balances are presented on the same lines as finance lease balances for comparative prior periods in the unaudited condensed consolidated financial statements. See Recently Adopted Accounting Standards below and note 12 “Leases” for additional information related to the impact of adopting Topic 842.

Long-term Investments

The Company’s long-term investments are composed of equity securities in certain companies. As of December 31, 2018 the Company’s equity investments totaled $3.9 million, including $0.7 million of equity investments without readily determinable fair values. The Company did not hold any equity security investments as of September 30, 2019.

Management determines the appropriate fair value measurement of its investments at the time of purchase and reevaluates the fair value measurement at each balance sheet date. Equity securities are classified as either short-term or long-term, based on the nature of each security and its availability for use in current operations. The Company’s equity securities are carried at fair value, with gains and losses reported in other income or loss within the statement of operations.

The Company performs impairment analyses of its investments without readily determinable fair values when events occur or circumstances change that would, more likely than not, reduce the fair value of the investment below its carrying value. When indicators of impairment do not exist, the Company evaluates impairment using a qualitative approach. Additionally, increases or decreases in the carrying amount resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer are adjusted through the statement of operations as needed.

Deferred Financing Costs

Certain costs incurred in connection with obtaining debt financing are deferred and amortized utilizing the straight-line method, which approximates the effective-interest method, over the life of the related financing. Deferred financing costs associated with obtaining APX Group, Inc.’s (“APX”) revolving credit facility are amortized over the amended maturity dates discussed in Note 3. Deferred financing costs included in the accompanying unaudited condensed consolidated balance sheets within deferred financing costs, net at December 31, 2018 and September 30, 2019 were $2.1 million and $1.3 million, net of accumulated amortization of $9.6 million and $10.3 million, respectively. Deferred financing costs included in the accompanying unaudited condensed consolidated balance sheets within notes payable, net at December 31, 2018 and September 30, 2019 were $32.4 million and $29.3 million, net of accumulated amortization of $54.6 million and $61.3 million, respectively. Amortization expense on deferred financing costs recognized and included in interest expense in the accompanying unaudited condensed consolidated statements of operations, totaled $7.9 million and $7.4 million for the nine months ended September 30, 2018 and 2019, respectively (See Note 3).

Offering Costs

Specific incremental costs (i.e. consisting of legal, accounting and other fees and costs) directly attributable to a proposed or actual offering of securities are deferred and charged against the gross proceeds of the offering. In the event a planned offering of securities does not occur or is significantly delayed, all of the costs are expensed. Offering costs of $3.6 million and $0.1 million were expensed to general and administrative expenses during the nine months ended September 30, 2018 and 2019, respectively, when offering plans were delayed. There was $3.0 million of offering costs capitalized as of September 30, 2019 in prepaid expenses and other current assets on the condensed consolidated balance sheets. No offering costs were capitalized as of December 31, 2018.

Residual Income Plans

The Company has a program that allows certain third-party sales channel partners to receive additional compensation based on the performance of the underlying contracts they create (the “Channel Partner Plan”). The Company also has a residual sales compensation plan (the “Residual Plan”) under which the Company’s sales personnel (each, a “Plan Participant”) receive compensation based on the performance of the underlying contracts they create.

For both the Channel Partner Plan and Residual Plan, the Company calculates the present value of the expected future residual payments and records a liability for this amount in the period the subscriber account is originated. These costs are recorded to capitalized contract costs. The Company monitors actual payments and customer attrition on a periodic basis and, when necessary, makes adjustments to the liability. The amount included in accrued payroll and commissions $4.9 million and $5.2 million at December 31, 2018 and September 30, 2019, respectively, and the amount included in other long-term obligations was $17.6 million and $27.7 million at December 31, 2018 and September 30, 2019, respectively.

Stock-Based Compensation

The Company measures compensation cost based on the grant-date fair value of the award and recognizes that cost over the requisite service period of the awards (See Note 10).

Advertising Expense

Advertising costs are expensed as incurred. Advertising costs were $34.8 million and $46.1 million for the nine months ended September 30, 2018 and 2019, respectively

Income Taxes

The Company accounts for income taxes based on the asset and liability method. Under the asset and liability method, deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets when it is determined that it is more likely than not that some portion, or all, of the deferred tax asset will not be realized.

The Company recognizes the effect of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company’s policy for recording interest and penalties is to record such items as a component of the provision for income taxes.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. The Company records the effect of a tax rate or law change on the Company’s deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on the Company’s results of operations, financial condition, or cash flows.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of receivables and cash. At times during the year, the Company maintains cash balances in excess of insured limits. The Company is not dependent on any single customer or geographic location. The loss of a customer would not adversely impact the Company’s operating results or financial position.

Concentrations of Supply Risk

As of September 30, 2019, approximately 87% of the Company’s installed panels were SkyControl panels and 13% were 2GIG Go!Control panels and 1% were other panels. During 2018 the Company transitioned to a new panel supplier. The loss of the Company’s panel supplier could potentially impact its operating results or financial position.

Fair Value Measurement

Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities subject to on-going fair value measurement are categorized and disclosed into one of three categories depending on observable or unobservable inputs employed in the measurement. These two types of inputs have created the following fair value hierarchy:

Level 1: Quoted prices in active markets that are accessible at the measurement date for assets and liabilities.

Level 2: Observable prices that are based on inputs not quoted in active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available.

This hierarchy requires the Company to minimize the use of unobservable inputs and to use observable market data, if available, when determining fair value. The Company recognizes transfers between levels of the hierarchy based on the fair values of the respective financial measurements at the end of the reporting period in which the transfer occurred. There were no transfers between levels of the fair value hierarchy during the nine months ended September 30, 2018 and 2019.

The carrying amounts of the Company’s accounts receivable, accounts payable and accrued and other liabilities approximate their fair values due to their short maturities.

Goodwill

The Company conducts a goodwill impairment analysis annually in the fourth fiscal quarter, as of October 1, and as necessary if changes in facts and circumstances indicate that the fair value of the Company’s reporting units may be less than their carrying amounts. When indicators of impairment do not exist and certain accounting criteria are met, the Company is able to evaluate goodwill impairment using a qualitative approach. When necessary, the Company’s quantitative goodwill impairment test consists of two steps. The first step requires that the Company compare the estimated fair value of its reporting units to the carrying value of the reporting unit’s net assets, including goodwill. If the fair value of the reporting unit is greater than the carrying value of its net assets, goodwill is not considered to be impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value of its net assets, the Company would be required to complete the second step of the test by analyzing the fair value of its goodwill. If the carrying value of the goodwill exceeds its fair value, an impairment charge is recorded. The Company’s reporting units are determined based on its current reporting structure, which as of September 30, 2019 consisted of one reporting unit. As of September 30, 2019, there were no changes in facts and circumstances since the most recent annual impairment analysis to indicate impairment existed.

Foreign Currency Translation and Other Comprehensive Income

The functional currency of Vivint Canada, Inc. is the Canadian dollar. Accordingly, Vivint Canada, Inc. assets and liabilities are translated from their respective functional currencies into U.S. dollars at period-end rates and Vivint Canada, Inc. revenue and expenses are translated at the weighted-average exchange rates for the period. Adjustments resulting from this translation process are classified as other comprehensive income (loss) and shown as a separate component of equity.

When intercompany foreign currency transactions between entities included in the consolidated financial statements are of a long term investment nature (i.e., those for which settlement is not planned or anticipated in the foreseeable future) foreign currency translation adjustments resulting from those transactions are included in stockholders’ deficit as accumulated other comprehensive loss or income. When intercompany transactions are deemed to be of a short term nature, translation adjustments are required to be included in the condensed consolidated statement of operations. The Company has determined that settlement of Vivint Canada, Inc. intercompany balances is anticipated and therefore such balances are deemed to be of a short term nature. Translation activity included in the statement of operations in other (income) expenses, net related to intercompany balances was as follows: (in thousands)

	Nine Months Ended September 30,
	2018	2019
Translation loss (gain)	$2,175	$(2,082)

Letters of Credit

As of each December 31, 2018 and September 30, 2019, the Company had $13.8 million of letters of credit issued in the ordinary course of business, all of which are undrawn.

Restructuring and Asset Impairment Charges

Restructuring and asset impairment charges represent expenses incurred in relation to activities to exit or disposal of portions of the Company’s business that do not qualify as discontinued operations. Liabilities associated with restructuring are measured at their fair value when the liability is incurred. Expenses for related termination benefits are recognized at the date the Company notifies the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period. Liabilities related to termination of a contract are measured and recognized at fair value when the contract does not have any future economic benefit to the entity and the fair value of the liability is determined based on the present value of the remaining obligation. The Company expenses all other costs related to an exit or disposal activity as incurred (See Note 15).

Recent Accounting Pronouncements

In June 2016, the FASB issued Accounting Standard Update (“ASU”) 2016-13, “Financial Instruments—Credit Losses (Topic 326)” which modifies the measurement of expected credit losses of certain financial instruments. This update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019 and must be applied using a modified-retrospective approach, with early adoption permitted. The Company is evaluating the adoption of ASU 2016-13 and plans to provide additional information about its expected impact at a future date.

Recently Adopted Accounting Standards

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” to increase transparency and comparability among organizations as it relates to lease assets and lease liabilities. The update requires that lease assets and lease liabilities be recognized on the balance sheet, and that key information about leasing arrangements be disclosed. Prior to this update, GAAP did not require operating leases to be recognized as lease assets and lease liabilities on the balance sheet.

The Company adopted ASU 2016-02 as of January 1, 2019, utilizing the modified retrospective approach and using certain practical expedients. The adoption of the standard resulted in recording ROU assets of $75.5 million and lease liabilities of $85.9 million as of January 1, 2019. The ROU assets are lower than the lease liabilities as existing deferred rent and lease incentive liabilities were recorded against the ROU assets at adoption in accordance with the standard. The standard did not materially affect the Company’s condensed consolidated statements of operations or its condensed consolidated statements of cash flows. The standard also resulted in a reassessment that a sale would have occurred at January 1, 2019 for the Company’s build-to-suit building. As a result, the Company classifies the leasing arrangement as an operating lease. The recognition of the sale-leaseback transaction resulted in an immaterial amount recorded to opening equity. See Note 6 for additional information on the sale-leaseback transaction. See Note 12 “Leases” for additional information related to the impact of adopting this standard.

2. Revenue and Capitalized Contract Costs

Customers are typically invoiced for Smart Home Services in advance or at the time the Company delivers the related Smart Home Services. The majority of customers pay at the time of invoice via credit card, debit card or ACH. Deferred revenue relates to the advance consideration received from customers, which precedes the Company’s satisfaction of the associated performance obligation. The Company’s deferred revenues primarily result from customer payments received in advance for recurring monthly monitoring and other Smart Home Services, or other one-time fees, because these performance obligations are satisfied over time.

During the nine months ended September 30, 2018 and 2019, the Company recognized revenues of $132.4 million and $178.4 million, respectively, that were included in the deferred revenue balance as of December 31, 2017 and 2018, respectively.

Transaction Price Allocated to the Remaining Performance Obligations

As of September 30, 2019, approximately $2.6 billion of revenue is expected to be recognized from remaining performance obligations for subscription contracts. The Company expects to recognize approximately 60% of the revenue related to these remaining performance obligations over the next 24 months, with the remaining balance recognized over an additional 36 months.

Timing of Revenue Recognition

The Company considers Products, related installation, and its proprietary back-end cloud platform software and services an integrated system that allows the Company’s customers to monitor, control and protect their homes. These Smart Home Services are accounted for as a single performance obligation that is recognized over the customer’s contract term, which is generally three to five years.

Capitalized Contract Costs

Capitalized contract costs generally include commissions, other compensation and related costs paid directly for the generation and installation of new or modified customer contracts, as well as the cost of Products installed in the customer home at the commencement or modification of the contract. The Company defers and amortizes these costs for new or modified subscriber contracts on a straight-line basis over the expected period of benefit of five years.

3. Long-Term Debt

The Company’s debt at December 31, 2018 and September 30, 2019 consisted of the following (in thousands):

	December 31, 2018
	Outstanding Principal	Unamortized Premium (Discount)	Unamortized Deferred Financing Costs (1)	Net Carrying Amount
8.75% Senior Notes due 2020	$679,299	$2,230	$(5,380)	$676,149
8.875% Senior Secured Notes due 2022	270,000	(2,122)	(602)	267,276
7.875% Senior Secured Notes due 2022	900,000	20,178	(12,799)	907,379
7.625% Senior Notes Due 2023	400,000	—	(3,922)	396,078
Senior Secured Term Loan—noncurrent	799,875	—	(9,662)	790,213

Total Long-Term Debt	3,049,174	20,286	(32,365)	3,037,095
Senior Secured Term Loan—current	8,100	—	—	8,100

Total Debt	$3,057,274	$20,286	$(32,365)	$3,045,195

	September 30, 2019
	Outstanding Principal	Unamortized Premium (Discount)	Unamortized Deferred Financing Costs (1)	Net Carrying Amount
Senior Secured Revolving Credit Facilities	$134,000	$—	$—	$134,000
8.750% Senior Notes due 2020	454,299	935	(2,190)	453,044
8.875% Senior Secured Notes Due 2022	270,000	(1,768)	(489)	267,743
7.875% Senior Secured Notes Due 2022	900,000	16,679	(10,348)	906,331
7.625% Senior Notes Due 2023	400,000	—	(3,292)	396,708
8.500% Senior Secured Notes Due 2024	225,000	—	(4,656)	220,344
Senior Secured Term Loan—noncurrent	793,800	—	(8,282)	785,518

Total Long-Term Debt	3,177,099	15,846	(29,257)	3,163,688
Senior Secured Term Loan—current	8,100	—	—	8,100

Total Debt	$3,185,199	$15,846	$(29,257)	$3,171,788

(1)

Unamortized deferred financing costs related to the revolving credit facilities included in deferred financing costs, net on the condensed consolidated balance sheets at December 31, 2018 and September 30, 2019 were $2.1 million and $1.3 million, respectively.

Notes Payable

2020 Notes

As of September 30, 2019, APX had $454.3 million outstanding aggregate principal amount of 8.75% senior notes due 2020 (the “2020 notes”) with a maturity date of December 1, 2020.

2022 Private Placement Notes

As of September 30, 2019, APX had $270.0 million outstanding aggregate principal amount of 8.875% senior secured notes due 2022 (the “2022 private placement notes”). The 2022 private placement notes will mature on December 1, 2022, unless, under “Springing Maturity” provisions, on September 1, 2020 (the 91st day prior to the maturity of the 2020 notes) more than an aggregate principal amount of $190.0 million of such 2020 notes remain outstanding or have not been refinanced as permitted under the note purchase agreement for the

2020 notes, in which case the 2022 private placement notes will mature on September 1, 2020. The 2022 private placement notes are secured, on a pari passu basis, by the collateral securing obligations under the 2022 private placement notes, the 2022 notes (as defined below), the 2024 notes (as defined below) and the revolving credit facilities and the Term Loan (as defined below), in all cases, subject to certain exceptions and permitted liens.

2022 Notes

As of September 30, 2019, APX had $900.0 million outstanding aggregate principal amount of 7.875% senior secured notes due 2022 (the “2022 notes”). The 2022 notes will mature on December 1, 2022, or on such earlier date when any outstanding pari passu lien indebtedness matures as a result of the operation of any “Springing Maturity” provision set forth in the agreements governing such pari passu lien indebtedness. The 2022 notes are secured, on a pari passu basis, by the collateral securing obligations under the 2022 private placement notes, the 2024 notes (as defined below), the revolving credit facilities and the Term Loan, in all cases, subject to certain exceptions and permitted liens.

2023 Notes

As of September 30, 2019, APX had $400.0 million outstanding aggregate principal amount of the 7.625% senior notes due 2023 (the “2023 notes”) with a maturity date of September 1, 2023.

2024 Notes

In May 2019, APX issued $225.0 million outstanding aggregate principal amount of 8.50% senior secured notes due 2024 (the “2024 notes” and, together with the 2020 notes, the 2022 notes, the 2022 private placement notes and the 2023 notes the “Notes”). The net proceeds from the 2024 notes offering were used to redeem $225.0 million aggregate principal amount of our 2020 notes, and to pay the related accrued interest and to pay all fees and expenses related thereto. The 2024 notes will mature on November 1, 2024, unless, under “Springing Maturity” provisions, (1) on September 1, 2020 (the 91st day prior to the maturity of the 2020 notes) more than an aggregate principal amount of $275.0 million of such 2020 notes remain outstanding or have not been refinanced as permitted under the note purchase agreement for the 2020 notes, in which case the 2024 notes will mature on September 1, 2020 or (2) on June 1, 2023 (the 91st day prior to the maturity of the 2023 notes) more than an aggregate principal amount of $125.0 million of such 2023 notes remain outstanding or have not been refinanced as permitted under the note purchase agreement for the 2023 notes, in which case the 2024 notes will mature on June 1, 2023. The 2024 notes are secured, on a pari passu basis, by the collateral securing obligations under the 2022 private placement notes, the 2022 notes, the revolving credit facilities and the Term Loan, in all cases, subject to certain exceptions and permitted liens.

Interest accrues at the rate of 8.75% per annum for the 2020 notes, 8.875% per annum for the 2022 private placement notes, 7.875% per annum for the 2022 notes, 7.625% per annum for the 2023 notes and 8.50% per annum for the 2024 notes. Interest on the 2020 notes, 2022 private placement notes and 2022 notes is payable semiannually in arrears on June 1 and December 1 of each year. Interest on the 2023 notes is payable semiannually in arrears on March 1 and September 1 of each year. Interest on the 2024 notes is payable semiannually in arrears on May 1 and November 1 each year. APX may redeem the Notes at the prices and on the terms specified in the applicable indenture, or the note purchase agreement.

Term Loan

In September 2018, APX entered into a credit agreement (the “September 2018 issuance”) for total term loans of $810.0 million (the “Term Loan”). The Company is required to make quarterly amortization payments under the Term Loan in an amount equal to 0.25% of the aggregate principal amount of Term Loan outstanding on the closing date thereof. The remaining principal amount outstanding under the Term Loan will be due and payable in full on March 31, 2024, unless, under “Springing Maturity” provision, (1) on September 1, 2020 (the

91st day prior to the maturity of the 2020 notes) more than an aggregate principal amount of $275.0 million of such 2020 notes remain outstanding or have not been refinanced as permitted under the note purchase agreement for the 2020 notes, in which case the Term Loan will mature on September 1, 2020 or (2) on June 1, 2023 (the 91st day prior to the maturity of the 2023 notes) more than an aggregate principal amount of $125.0 million of such 2023 notes remain outstanding or have not been refinanced as permitted under the note purchase agreement for the 2023 notes, in which case the Term Loan will mature on June 1, 2023. The net proceeds from the Term Loan were used in-part to redeem in full the entire $269.5 million outstanding aggregate principal amount of the 2019 notes and pay the related accrued interest and redemption premium, to repurchase approximately $250.7 million aggregate principal amount of the outstanding 2020 notes, to repay the outstanding borrowings under the revolving credit facility and to pay fees and expenses related to the Term Loan and the transactions described above.

Borrowings under the Term Loan bear interest at a rate per annum equal to an applicable margin plus, at the Company’s option, either (1) the base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) the LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month, plus 1.00% or (2) the LIBOR rate determined by reference to the London interbank offered rate for dollars for the interest period relevant to such borrowing. The applicable margin for base rate-based borrowings is 4.0% per annum and the applicable margin for LIBOR rate-based borrowings is 5.0% per annum. APX may prepay the Term Loan at the prices and on the terms specified in the credit agreement covering the Term Loan.

Debt Modifications and Extinguishments

The Company performs analyses on a creditor-by-creditor basis for debt modifications and extinguishments to determine if repurchased debt was substantially different than debt issued to determine the appropriate accounting treatment of associated issuance costs. As a result of these analyses, the following amounts of other expense and loss on extinguishment and deferred financing costs were recorded (in thousands):

	Original premium extinguished	Previously deferred financing costs extinguished	New financing costs	Total other expense and loss on extinguishment	New deferred financing costs
Nine months ended September 30, 2018
September 2018 issuance	$(953)	$4,207	$11,317	$14,571	$10,275
Nine months ended September 30, 2019
May 2019 issuance	$(588)	$1,395	$—	$807	$4,956

Deferred financing costs are amortized to interest expense over the life of the issued debt.

The following table presents deferred financing activity for the year ended December 31, 2018 and nine months ended September 30, 2019 (in thousands):

	Unamortized Deferred Financing Costs
	Balance December 31, 2017	Additions	Early Extinguishment	Amortized	Balance December 31, 2018
Revolving Credit Facility	$3,099	$—	$—	$(1,041)	$2,058
2019 Notes	2,877	—	(1,877)	(1,000)	—
2020 Notes	11,209	—	(2,330)	(3,499)	5,380
2022 Private Placement Notes	752	—	—	(150)	602
2022 Notes	16,067	—	—	(3,268)	12,799
2023 Notes	4,762	—	—	(840)	3,922
Term Loan	—	10,275	—	(613)	9,662

Total Deferred Financing Costs	$38,766	$10,275	$(4,207)	$(10,411)	$34,423

	Unamortized Deferred Financing Costs
	Balance December 31, 2018	Additions	Early Extinguishment	Amortized	Balance September 30, 2019
Revolving Credit Facility	$2,058	$—	$—	$(710)	$1,348
2020 Notes	5,380	—	(1,395)	(1,795)	2,190
2022 Private Placement Notes	602	—	—	(113)	489
2022 Notes	12,799	—	—	(2,451)	10,348
2023 Notes	3,922	—	—	(630)	3,292
2024 Notes	—	4,956	—	(300)	4,656
Term Loan	9,662		—	(1,380)	8,282

Total Deferred Financing Costs	$34,423	$4,956	$(1,395)	$(7,379)	$30,605

Revolving Credit Facility

On November 16, 2012, APX entered into a $200.0 million senior secured revolving credit facility, with a five year maturity. On March 6, 2015, APX amended and restated the credit agreement governing the revolving credit facility to provide for, among other things, (1) an increase in the aggregate commitments previously available to APX thereunder from $200.0 million to $289.4 million (“Revolving Commitments”) and (2) the extension of the maturity date with respect to certain of the previously available commitments. On August 10, 2017, APX further amended and restated the credit agreement governing the revolving credit facility to provide for, among other things, (1) an increase in the aggregate commitments previously available to the Company from $289.4 million to $324.3 million and (2) the extension of the maturity date with respect to certain of the previously available commitments.

Borrowings under the amended and restated revolving credit facility bear interest at a rate per annum equal to an applicable margin plus, at APX’s option, either (1) the base rate determined by reference to the highest of (a) the Federal Funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) the LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month, plus 1.00% or (2) the LIBOR rate determined by reference to the London interbank offered rate for dollars for the interest period relevant to such borrowing. The applicable margin for base rate-based borrowings (1)(a) under the Series A Revolving Commitments of approximately $267.0 million is and, when in effect, the Series D Revolving Commitments of approximately $15.4 million was 2.0% per annum and (b) under the Series B Revolving Commitments of approximately $21.2 million was 3.0% and (2)(a) the applicable margin for LIBOR rate-based borrowings (a) under the Series A Revolving Commitments is, and, when in effect, the Series D Revolving Commitments is currently 3.0% per annum and (b) under the Series B Revolving Commitments is currently 4.0%. The applicable margin for borrowings under the revolving credit facility is subject to one step-down of 25 basis points based on APX meeting a consolidated first lien net leverage ratio test at the end of each fiscal quarter. Outstanding borrowings under the amended and restated revolving credit facility are allocated on a pro-rata basis between each Series based on the total Revolving Commitments.

In addition to paying interest on outstanding principal under the revolving credit facility, APX is required to pay a quarterly commitment fee (which will be subject to one interest rate step-down of 12.5 basis points, based on APX meeting a consolidated first lien net leverage ratio test) to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. APX also pays customary letter of credit and agency fees.

APX is not required to make any scheduled amortization payments under the revolving credit facility. The Series D Revolving Commitments of $15.4 million expired effective April 1, 2019 and the principal amount outstanding under the revolving credit facility will be due and payable in full with respect to the extended commitments under the Series A Revolving Credit Facility and Series B Revolving Credit Facility on March 31, 2021, unless, under “Springing Maturity” provisions, on September 1, 2020 (the 91st day prior to the maturity of the 2020 notes) more than an aggregate principal amount of $250.0 million of such 2020 notes remain outstanding or have not been refinanced as permitted under the note purchase agreement for the 2020 notes, in which case the principal amount outstanding under the revolving credit facility will mature on September 1, 2020.

As of September 30, 2019 there was $134.0 million of outstanding borrowings under the revolving credit facility. As of December 31, 2018, there were no outstanding borrowings under the revolving credit facility. As of September 30, 2019 the Company had $140.4 million of availability under the revolving credit facility (after giving effect to $13.8 million of letters of credit outstanding and $134.0 million of borrowings).

Guarantees

All of the obligations under the credit agreement governing the revolving credit facility, the credit agreement governing the Term Loan and the debt agreements governing the Notes are guaranteed by APX Group Holdings, Inc. and each of APX Group, Inc.’s existing and future material wholly-owned U.S. restricted subsidiaries. However, such subsidiaries shall only be required to guarantee the obligations under the debt agreements governing the Notes for so long as such entities guarantee the obligations under the revolving credit facility, the credit agreement governing the Term Loan or the Company’s other indebtedness.

4. Retail Installment Contract Receivables

Certain subscribers have the option to purchase Products under a RIC, payable over either 42 or 60 months. Short-term RIC receivables are recorded in accounts and notes receivable, net and long-term RIC receivables are recorded in long-term notes receivables and other assets, net in the condensed consolidated unaudited balance sheets.

The following table summarizes the RIC receivables (in thousands):

	December 31, 2018	September 30, 2019
RIC receivables, gross	$175,250	$200,123
RIC Discount	(34,163)	(64,263)

RIC receivables, net	$141,087	$135,860

Classified on the condensed consolidated unaudited balance sheets as:
Accounts and notes receivable, net	$32,185	$42,516
Long-term notes receivables and other assets, net	108,902	93,344

RIC receivables, net	$141,087	$135,860

The changes in the Company’s RIC Discount were as follows (in thousands):

	Twelve months ended December 31, 2018	Nine months ended September 30, 2019
RIC Discount, beginning of period	$36,048	$34,163
Write-offs, net of recoveries	(26,360)	(16,445)
Change in RIC Discount on short-term and long-term RIC receivables	24,475	46,545

RIC Discount, end of period	$34,163	$64,263

The amount of RIC imputed interest income recognized in recurring and other revenue was $10.9 million and $10.6 million during the nine months ended September 30, 2018 and 2019, respectively.

Change in Accounting Estimate in 2019

RIC receivables are recorded at their present value, net of the RIC Discount. The Company records the RIC Discount as an adjustment to deferred revenue and as an adjustment to the face amount of the related receivable. The RIC Discount considers a number of factors, including collection experience, credit quality of the subscriber base and other qualitative considerations such as macro-economic factors.

In the third quarter of 2019, with over two years of RIC customer history, the Company believed that it had sufficient data and experience from RIC receivables to reevaluate the remaining RIC Discount. The Company determined that actual RIC write-offs were trending higher than the expected write-offs used in the original estimates. Therefore, the Company determined that it was necessary to adjust the remaining RIC Discount balance primarily associated with subscribers originated in 2017 and 2018, to reflect the new estimate of the present value of cash expected to be collected over the remaining contractual periods.

In accordance with this change in accounting estimate, in the third quarter of 2019 the Company increased the RIC Discount and recognized an adjustment to revenue to record the proportional amount related to performance obligations that have already been delivered and the remaining amount (related to undelivered performance obligations) to deferred revenue. The Company recorded a total increase to the RIC Discount of $26.6 million, with a decrease to deferred revenue of $17.5 million and a decrease to recurring and other revenue of $9.1 million. The decrease to revenue resulted in a corresponding increase to net loss for the nine months ended September 30, 2019.

5. Balance Sheet Components

The following table presents material balance sheet component balances (in thousands):

	December 31, 2018	September 30, 2019
Prepaid expenses and other current assets
Prepaid expenses	$7,183	$8,774
Deposits	904	1,702
Other	3,362	5,226

Total prepaid expenses and other current assets	$11,449	$15,702

Capitalized contract costs
Capitalized contract costs	$2,361,795	$2,819,747
Accumulated amortization	(1,246,020)	(1,572,069)

Capitalized contract costs, net	$1,115,775	$1,247,678

Long-term notes receivables and other assets
RIC receivables, gross	$143,065	$157,607
RIC Discount	(34,164)	(64,263)
Security deposits	6,586	6,764
Investments	3,865	—
Other	467	300

Total long-term notes receivables and other assets, net	$119,819	$100,408

Accrued payroll and commissions
Accrued commissions	$28,726	$80,646
Accrued payroll	36,753	37,962

Total accrued payroll and commissions	$65,479	$118,608

Accrued expenses and other current liabilities
Accrued interest payable	$28,885	$55,971
Current portion of derivative liability	67,710	82,047
Service warranty accrual	8,813	8,829
Current portion of notes payable	8,100	8,100
Loss contingencies	2,531	1,831
Other	20,676	23,405

Total accrued expenses and other current liabilities	$136,715	$180,183

6. Property Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):

	December 31, 2018	September 30, 2019	Estimated Useful Lives
Vehicles	$45,050	$45,679	3 - 5 years
Computer equipment and software	53,891	59,816	3 - 5 years
Leasehold improvements	26,401	27,760	2 - 15 years
Office furniture, fixtures and equipment	19,532	20,507	2 - 7 years
Build-to-suit lease building	8,247	—	10.5 years
Construction in process	2,975	3,737

Property, plant and equipment, gross	156,096	157,499
Accumulated depreciation and amortization	(82,695)	(97,283)

Property, plant and equipment, net	$73,401	$60,216

Property, plant and equipment, net includes approximately $23.7 million and $22.8 million of assets under finance or capital lease obligations at December 31, 2018 and September 30, 2019, respectively, net of accumulated amortization of $22.2 million and $23.5 million, respectively. Depreciation and amortization expense on all property, plant and equipment was $18.8 million and $19.3 million during the nine months ended September 30, 2018 and 2019, respectively. Amortization expense relates to assets under finance or capital leases and is included in depreciation and amortization expense.

As a result of implementing ASU 2016-02, effective January 1, 2019 the Company’s build-to-suit leasing arrangement was considered a sale-leaseback and is classified as an operating lease. This resulted in a reduction to property, plant and equipment, net of $6.1 million and a reduction of $6.6 million related the financing lease obligation within accrued expenses and other current liabilities and other long-term obligations. See Note 12 “Leases” for additional information related to the impact of adopting ASU 2016-02.

7. Goodwill and Intangible Assets

Goodwill

As of December 31, 2018 and September 30, 2019, the Company had a goodwill balance of $834.9 million and $836.0 million, respectively. The change in the carrying amount of goodwill during the nine months ended September 30, 2019 was the result of foreign currency translation adjustments as well as a $0.4 million addition associated with the acquisition of CrowdStorage (defined below).

Intangible assets, net

The following table presents intangible asset balances (in thousands):

	December 31, 2018			September 30, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Estimated Useful Lives
Definite-lived intangible assets:
Customer contracts	$964,100	$(717,648)	$246,452	$966,196	$(775,117)	$191,079	10 years
2GIG 2.0 technology	17,000	(15,292)	1,708	17,000	(16,224)	776	8 years
Other technology	2,917	(1,667)	1,250	4,725	(2,496)	2,229	2 -7 years
Space Monkey technology	7,100	(5,756)	1,344	7,100	(6,546)	554	6 years
Patents	12,123	(8,415)	3,708	12,624	(10,085)	2,539	5 years

Total definite-lived intangible assets:	$1,003,240	$(748,778)	$254,462	$1,007,645	$(810,468)	$197,177
Indefinite-lived intangible assets:
IP addresses	564	—	564	—	—	—
Domain names	59	—	59	59	—	59

Total Indefinite-lived intangible assets	623	—	623	59	—	59

Total intangible assets, net	$1,003,863	$(748,778)	$255,085	$1,007,704	$(810,468)	$197,236

During the year ended December 31, 2016, Vivint Wireless entered into leasing agreements with Nextlink Wireless, LLC (“Nextlink”) for designated radio frequency spectrum in 40 mid-sized metropolitan markets. The lease term was for seven years, with an option to become the licensor of record with the Federal Communications Commission (“FCC”) with respect to the applicable spectrum licenses at the end of this term for a nominal fee. The Company acquired $31.3 million of spectrum licenses, measured using the present value of the lease payments, and recorded an intangible asset and a corresponding liability within other long-term obligations. While licenses are issued for only a fixed time, such licenses are subject to renewal by the FCC.

In January 2018, Vivint Wireless and Verizon consummated the transactions contemplated by a termination agreement to which the parties agreed, among other things, to terminate the spectrum leases between Vivint Wireless and Nextlink, a subsidiary of Verizon, in exchange for a cash payment by Verizon to Vivint Wireless. The calculation of the gain recorded included cash proceeds of $55.0 million, extinguishment of the spectrum license liability of $27.9 million, offset by the write-off of the spectrum license asset in the amount of $31.3 million and regulatory costs associated with the sale of $1.2 million for a total net gain on sale of $50.4 million which is included in other income, net in the condensed consolidated statement of operations.

In May 2019, the Company acquired majority ownership interest in CrowdStorage, Inc. (“CrowdStorage”), a distributed cloud storage solution company. The Company determined that CrowdStorage was a variable interest entity and the Company was the primary beneficiary, because CrowdStorage was dependent on the Company for ongoing financial support. As part of this acquisition, the Company recognized a definite-lived intangible asset of $1.8 million, included within the other technology asset class in the above table. The financial position and results of operations of CrowdStorage are consolidated by the Company and the non-controlling interest associated with the minority interest holders was immaterial as of, and for, the nine months ended September 30, 2019.

Amortization expense related to intangible assets was approximately $68.2 million and $60.5 million for the nine months ended September 30, 2018 and 2019, respectively.

As of September 30, 2019, the remaining weighted-average amortization period for definite-lived intangible assets was 3.1 years. Estimated future amortization expense of intangible assets, excluding approximately $0.2 million in patents currently in process, is as follows as of September 30, 2019 (in thousands):

2019—Remaining Period	$19,942
2020	69,221
2021	58,850
2022	48,863
2023	66
Thereafter	5

Total estimated amortization expense	$196,947

8. Financial Instruments

Cash, Cash Equivalents and Equity Securities

Cash equivalents and equity securities with readily available determinable fair values (“Corporate Securities”) are classified as level 1 assets, as they have readily available market prices in an active market.

The following tables set forth the Company’s cash and cash equivalents and Corporate Securities’ adjusted cost, gross unrealized gains, gross unrealized losses and fair value by significant investment category recorded as cash and cash equivalents or long-term notes receivables and other assets, net as of December 31, 2018 and September 30, 2019 (in thousands):

	December 31, 2018
	Adjusted Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents	Long-Term Notes Receivables and Other Assets, net
Cash	$6,681	$—	$—	$6,681	$6,681	$—
Level 1:
Money market funds	6,092	—	—	6,092	6,092	—
Corporate securities	3,485	—	(304)	3,181	—	3,181

Subtotal	9,577	—	(304)	9,273	6,092	3,181

Total	$16,258	$—	$(304)	$15,954	$12,773	$3,181

	September 30, 2019
	Adjusted Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents	Long-Term Notes Receivables and Other Assets, net
Cash	$2,874	$—	$—	$2,874	$2,874	$—
Level 1:
Money market funds	4	—	—	4	4	—

Total	$2,878	$—	$—	$2,878	$2,878	$—

During the nine months ended September 30, 2018, the Company recorded an unrealized gain of $1.4 million associated with the change in fair value of the Corporate Securities. The Company sold its Corporate Securities in June 2019 and realized a gain of $2.3 million.

The carrying amounts of the Company’s accounts and notes receivable, accounts payable and accrued and other liabilities approximate their fair values.

Long-Term Debt

Components of long-term debt including the associated interest rates and related fair values are as follows (in thousands, except interest rates):

	December 31, 2018		September 30, 2019		Stated Interest Rate
Issuance	Face Value	Estimated Fair Value	Face Value	Estimated Fair Value
2020 Notes	$679,299	$643,568	$454,299	$446,349	8.750%
2022 Private Placement Notes	270,000	257,073	270,000	269,993	8.875%
2022 Notes	900,000	855,000	900,000	894,690	7.875%
2023 Notes	400,000	326,000	400,000	356,000	7.625%
2024 Notes	—	—	225,000	227,250	8.500%
Term Loan	807,975	807,975	801,900	801,900	N/A

Total	$3,057,274	$2,889,616	$3,051,199	$2,996,182

The Notes are fixed-rate debt considered Level 2 fair value measurements as the values were determined using observable market inputs, such as current interest rates, prices observable from less active markets, as well as prices observable from comparable securities. The Term Loan is floating-rate debt and approximates the carrying value as interest accrues at floating rates based on market rates.

Derivative Financial Instruments

Under the Consumer Financing Program, the Company pays a monthly fee to third-party financing providers based on the either the average daily outstanding balance of the loans or the number of outstanding loans depending on third-party financing provider. The Company also shares the liability for credit losses, depending on the credit quality of the customer. Because of the nature of certain provisions under the Consumer Financing Program, the Company records a derivative liability that is not designated as a hedging instrument and is adjusted to fair value, measured using the present value of the estimated future payments. Changes to the fair value are recorded through other income, net in the Consolidated Statement of Operations. The following represent the contractual obligations with the third-party financing providers under the Consumer Financing Program that are components of the derivative:

•	The Company pays either a monthly fee based on the average daily outstanding balance of the loans, or the number of outstanding loans, depending on the third-party financing provider

•	The Company shares the liability for credit losses depending on the credit quality of the customer

•	The Company pays transactional fees associated with customer payment processing

The derivative is classified as a Level 3 instrument. The derivative positions are valued using a discounted cash flow model, with inputs consisting of available market data, such as market yield discount rates, as well as unobservable internally derived assumptions, such as collateral prepayment rates, collateral default rates and loss severity rates. These derivatives are priced quarterly using a credit valuation adjustment methodology. In summary, the fair value represents an estimate of the present value of the cash flows the Company will be obligated to pay to the third-party financing provider for each component of the derivative.

The following table summarizes the fair value and the notional amount of the Company’s outstanding derivative instrument as of December 31, 2018 and September 30, 2019 (in thousands):

	December 31, 2018	September 30, 2019
Consumer Financing Program Contractual Obligations:
Fair value	$117,620	$143,447
Notional amount	368,708	532,150
Classified on the condensed consolidated unaudited balance sheets as:
Accrued expenses and other current liabilities	67,710	82,047
Other long-term obligations	49,910	61,400

Total Consumer Financing Program Contractual Obligation	$117,620	$143,447

Changes in Level 3 Fair Value Measurements

The following table summarizes the change in the fair value of the Level 3 outstanding derivative liability instrument for the twelve months ended December 31, 2018 and the nine months ended September 30, 2019 (in thousands):

	Twelve months ended December 31, 2018	Nine months ended September 30, 2019
Balance, beginning of period	$46,496	$117,620
Additions	93,095	71,433
Settlements	(34,587)	(40,470)
Losses included in earnings	12,616	(5,136)

Balance, end of period	$117,620	$143,447

9. Income Taxes

In order to determine the quarterly provision for income taxes, the Company uses an estimated annual effective tax rate, which is based on expected annual income and statutory tax rates in the various jurisdictions in which the Company operates. Certain significant or unusual items are separately recognized in the quarter during which they occur and can be a source of variability in the effective tax rates from quarter to quarter.

The Company’s effective income tax benefit rate for the nine months ended September 30, 2018 and 2019 was approximately 0.44% and 0.20%, respectively. Income tax expense for the nine months ended September 30, 2019 was affected by year to date projected loss in Canada and estimated minimum state taxes in the US. Both the 2018 and 2019 effective tax rates differ from the statutory rate primarily due to the combination of not benefiting from expected pre-tax US losses, a result of changes to the valuation allowance, and recognizing current state income tax expense for minimum state taxes.

Significant judgment is required in determining the Company’s provision for income taxes, recording valuation allowances against deferred tax assets, and evaluating the Company’s uncertain tax positions. In evaluating the ability to realize its deferred tax assets, in full or in part, the Company considers all available positive and negative evidence, including past operating results, forecasted future earnings, and prudent and feasible tax planning strategies. Due to historical net losses incurred and the uncertainty of realizing the deferred tax assets, for all the periods presented, the Company has maintained a domestic valuation allowance against the deferred tax assets that remain after offset by domestic deferred tax liabilities, and the company currently anticipates recording a valuation allowance against net foreign deferred tax assets by the end of the current year.

10. Stock-Based Compensation and Equity

Stock-Based Compensation

313 Incentive Units

The Company’s indirect parent, 313 Acquisition LLC (“313”), which is majority owned by Blackstone, has authorized the award of profits interests, representing the right to share a portion of the value appreciation on the initial capital contributions to 313 (“Incentive Units”). As of September 30, 2019, 84,866,126 Incentive Units had been awarded, and were outstanding, to current and former members of senior management and a board member, of which 42,169,456 were outstanding to the Company’s Chief Executive Officer and President. In June 2018, the Incentive Units and SARs (defined below) vesting terms were modified (“Modification”). Prior to the Modification, the Incentive Units were subject to time-based and performance-based vesting conditions, with (1) one-third subject to ratable time-based vesting over a five year period from the applicable vesting reference date and (2) two-thirds subject to the achievement of certain investment return thresholds by The Blackstone Group Inc. and its affiliates (“Blackstone”). Pursuant to the Modification the Incentive Units are subject to time-based and performance-based vesting conditions, with (1) one-third subject to ratable time-based vesting over a five year period from the applicable vesting reference date, (2) one-third subject to the achievement of certain investment return thresholds by Blackstone and (3) one-third subject to ratable time-based vesting over a five year period from June 2018 for those granted prior to the modification or the applicable vesting reference date for those granted on or following the Modification. The Company has not recorded any expense related to the performance-based portion of the awards, as the achievement of the vesting condition is not yet deemed probable. In the event of a change of control, all outstanding Incentive Units with time-based vesting conditions will become fully vested and exercisable.

The fair value of stock-based awards is measured at the grant date, or the Modification date, and is recognized as expense over the employee’s requisite service period. The grant date fair value was primarily determined using a Monte Carlo simulation valuation approach with the following assumptions: expected volatility varies from 55% to 125%; expected exercise term between 3.96 and 6.00 years; and risk-free rates between 0.62% and 2.61%.

Vivint Stock Appreciation Rights

The Company’s subsidiary, Vivint Group, Inc. (“Vivint Group”), has awarded Stock Appreciation Rights (“SARs”) to various levels of key employees and board members, pursuant to an omnibus incentive plan. The purpose of the SARs is to attract and retain personnel and provide an opportunity to acquire an equity interest of Vivint Group and/or its direct or indirect parents. Prior to the Modification in June 2018, the SARs were subject to time-based and performance-based vesting conditions, with (1) one-third subject to ratable time-based vesting over a five year period from the applicable vesting reference date and (2) two-thirds subject to the achievement of certain investment return thresholds by Blackstone. Pursuant to the Modification the Incentive Units are subject to time-based and performance-based vesting conditions, with (1) one-third subject to ratable time-based vesting over a five year period from the applicable vesting reference date, (2) one-third subject to the achievement of certain investment return thresholds by Blackstone and (3) one-third subject to ratable time-based vesting over a five year period from June 2018 for those granted prior to the Modification or the applicable vesting reference date for those granted on or following the Modification. The Company has not recorded any expense related to the performance-based portion of the awards, as the achievement of the vesting condition is not yet deemed probable. In connection with this plan, 45,176,970 SARs were outstanding as of September 30, 2019. In addition, 53,621,891 SARs have been set aside for funding incentive compensation pools pursuant to long-term sales and installation employee incentive plans established by the Company. In the event of a change of control, all outstanding SARs with time-based vesting conditions will become fully vested and exercisable. The Company expects to settle SARs through issuance of common stock.

The fair value of the Vivint Group awards is measured at the grant date, or the Modification date, and is recognized as expense over the employee’s requisite service period. The fair value is determined using a Black-

Scholes option valuation model with the following assumptions: expected volatility varies from 55% to 125%, expected dividends of 0%; expected exercise term between 6.00 and 6.47 years; and risk-free rates between 0.61% and 2.61%. Due to the lack of historical exercise data, the Company used the simplified method in determining the estimated exercise term, for all Vivint Group awards.

Restricted Stock Units

In June 2018 and March 2019, the Company’s subsidiary, Vivint Group, awarded 360,000 and 236,111 Restricted Stock Units (“RSUs”), respectively, to certain board members, pursuant to an omnibus incentive plan. The purpose of the RSUs is to compensate board members for their board service and align their interests of those of the Company’s shareholders. The RSUs are subject to a three year time-based ratable vesting period. The RSUs are subject to a three year time-based ratable vesting period. In the event of a change of control, all outstanding RSUs will become fully vested.

The fair value of the RSU awards, representing the estimated equity value per share of Vivint Group at the grant date, is recognized as expense over the requisite service period. The fair values are determined using management’s financial projections and available market data at the time of issuance. The grant date fair value per share of the outstanding RSUs was $0.48 for the June 2018 issuance and $1.08 for the March 2019 issuance. As of September 30, 2019, there was $0.3 million of unrecognized compensation expense related to outstanding RSUs, which will be recognized over a period of 1.9 years.

Stock-based compensation expense in connection with all stock-based awards is presented as follows (in thousands):

	Nine Months Ended September 30,
	2018	2019
Operating expenses	$147	$234
Selling expenses	361	378
General and administrative expenses	1,143	2,680

Total stock-based compensation	$1,651	$3,292

Equity

Common Stock

The Company had 2,000,000 shares of $0.01 par value common stock authorized, of which 1,006,290 and 1,009,144 shares were legally issued and outstanding as of December 31, 2018 and September 30, 2019, respectively. Each share of common stock has the right to one vote on all matters submitted to a vote of stockholders. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Company’s board of directors, subject to prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No dividends have been declared or paid on our common stock through September 30, 2019.

Convertible Preferred Stock

During 2016, the Company authorized 400,000 shares of preferred stock, of which 100,000 shares were designated as convertible preferred series A stock (“Series A Preferred Stock”). During 2016, the Company issued 79,791 shares of the Series A Preferred Stock for $100.4 million, net of issuance costs.

The holders of the Company’s Series A Preferred Stock have various rights, preferences, and privileges as follows:

Conversion Rights

At any time, each holder of Series A Preferred Stock shall have the right, at such holder’s option and by delivery of written notice to the Company, to convert any or all of such holder’s shares of Series A Preferred Stock (including any fraction of a share) into shares of the Company’s common stock (“Common Stock”). The default conversion rate is one share of Common Stock for every converted share of Series A Preferred Stock (the “Conversion Rate”), which Conversion Rate is subject to adjustment in the event of certain dilutive events.

Series A Preferred Stock holders are also granted conversion rights in the event of a reclassification, statutory exchange, merger, consolidation or other similar business combination, including the sale, transfer or conveyance of all or substantially all of the Company’s assets. Where such a transaction involves the exchange or conversion of Common Stock for or into other securities, cash or property, Series A Preferred Stock will automatically become convertible into the number, kind and amount of such other securities, cash or property as though the holders of such Series A Preferred Stock had converted such shares of Series A Preferred Stock to Common Stock immediately prior to such transaction.

Anti-Dilution

The Conversion Rate is subject to adjustment in the case of the issuance of Common Stock as a dividend or distribution to all or substantially all outstanding holders of Common Stock, or a subdivision, split or combination of Common Stock or a reclassification of Common Stock into a greater or lesser number of shares of Common Stock.

Voting Rights

The holders of Series A Preferred Stock are entitled to vote with the holders of Common Stock on all matters submitted for a vote of the holders of Common Stock. Each share of Series A Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which each such share of Series A Preferred Stock is then convertible, as calculated at the then effective Conversion Rate at the time of the related record date.

The Company shall not, without first obtaining the written consent of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock (1) amend the Company’s certificate of incorporation, (2) issue to Blackstone any class or series of Capital Stock that is or would be Senior Stock or that is or would be capital stock of any Subsidiary, (3) issue to Blackstone any debt instrument that has any equity-like features or is entitled to any return tied to equity value or the repayment amount of which at issuance is in excess of the sum of the amount of cash plus the face amount, including accrued interest, of debt of the Company, in either case, that is tendered as payment for such debt instruments; or (4) issue any class or series of shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by the Company that is or would be, in general, in parity with the Series A Preferred Stock.

Participating Dividends

If the board of directors of the Company shall declare a dividend or other distribution payable upon the then outstanding shares of Common Stock, whether in cash or in other securities or property, the Company shall also declare and pay to each holder of outstanding shares of Series A Preferred Stock a dividend or distribution, as the case may be, in respect of each share of Series A Preferred Stock held by such holder, the amount and kind of dividends or distributions as would be payable in respect of the number of shares of Common Stock issuable upon the conversion of a share of Series A Preferred Stock.

Liquidation Rights

Upon the liquidation, dissolution or winding up of the Company and after payment in full of all amounts required to be paid to creditors and to the holders of stock having priority liquidation preferences, if any, and before any distribution or payment is made to holders of Common Stock, holders of Series A Preferred Stock will be entitled to an amount per share of Series A Preferred Stock, out of the legally available assets of the Company and proceeds thereof, equal to the greater of (1) $1,267.00 less the amount of any cash dividends and less the fair market value of any non-cash dividends or distributions, in each case previously paid to such holder of Series A Preferred Stock pursuant to certain dividend declarations or other distributions (the “Unreturned Basis”) or (2) the amount of cash and fair market value of any securities or other property that a holder of Series A Preferred Stock would have received in respect of each share of Series A Preferred Stock held by such holder had such holder, immediately prior to such liquidation, dissolution or winding up of the Company, converted its shares into shares of Common Stock (at the conversion rate of one share of Common Stock per share of Series A Preferred Stock, subject to certain anti-dilution adjustments). If the assets of the Company or proceeds therefrom are not sufficient to pay in full the Unreturned Basis payable on the Series A Preferred Stock and the corresponding liquidation preference amounts payable on stock with equally ranked priority liquidation preferences, if any, then such assets or proceeds thereof will be paid pro rata in accordance with the amounts that would otherwise have been payable on the Series A Preferred Stock and such other shares.

11. Commitments and Contingencies

Indemnification

Subject to certain limitations, the Company is obligated to indemnify its current and former directors, officers and employees with respect to certain litigation matters and investigations that arise in connection with their service to the Company. These obligations arise under the terms of its certificate of incorporation, its bylaws, applicable contracts, and Delaware and California law. The obligation to indemnify generally means that the Company is required to pay or reimburse these individuals’ reasonable legal expenses and possibly damages and other liabilities incurred in connection with these matters.

Legal

The Company is named from time to time as a party to lawsuits arising in the ordinary course of business related to its sales, marketing, and the provision of its services and equipment claims. Actions filed against the Company include commercial, intellectual property, customer, and labor and employment related claims, including complaints of alleged wrongful termination and potential class action lawsuits regarding alleged violations of federal and state wage and hour and other laws. In addition, from time to time the Company is subject to examinations, investigations and/or enforcement actions by federal and state licensing and regulatory agencies and may face the risk of penalties for violation of financial services, consumer protections and other applicable laws and regulations. For example, in 2019, the Company received a subpoena in connection with an investigation by the U.S. Department of Justice (“DOJ”) concerning potential violations of the Financial Institutions Reform, Recovery and Enforcement Act (“FIRREA”). The Company also has received a civil investigative demand from the staff of the Federal Trade Commission (“FTC”) concerning potential violations of the Fair Credit Reporting Act (“FCRA”) and the “Red Flags Rule” thereunder, and the Federal Trade Commission Act (“FTC Act”). In general, litigation can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings are difficult to predict and the costs incurred in litigation can be substantial. The Company believes the amounts provided in its financial statements are adequate in light of the probable and estimated liabilities. Factors that the Company considers in the determination of the likelihood of a loss and the estimate of the range of that loss in respect of legal matters include the merits of a particular matter, the nature of the matter, the length of time the matter has been pending, the procedural posture of the matter, how the Company intends to defend the matter, the likelihood of settling the matter and the anticipated range of a possible settlement. Because such matters are subject to many uncertainties, the ultimate outcomes are not predictable and there can be no assurances that the actual amounts required to satisfy alleged liabilities from the matters described above will not exceed the amounts reflected in the Company’s financial statements or that the matters will not have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

The Company regularly reviews outstanding legal claims and actions to determine if reserves for expected negative outcomes of such claims and actions are necessary. The Company had reserves for all such matters of approximately $2.5 million and $1.8 million as of December 31, 2018 and September 30, 2019, respectively. In conjunction with one of the settlements, the Company is obligated to pay certain future royalties, based on sales of future Products.

Operating Leases

The Company leases office and warehouse space and an aircraft under operating leases with related and unrelated parties expiring in various years through 2028. The leases require the Company to pay additional rent for increases in operating expenses and real estate taxes and contain renewal options. Total rent expense for all operating leases for the nine months ended September 30, 2018 was $13.6 million.

Capital Leases

The Company also enters into certain capital leases with expiration dates through July 2022. On an ongoing basis, the Company enters into vehicle lease agreements under a Fleet Lease Agreement. The lease agreements are typically 36 month leases for each vehicle. As of December 31, 2018, the capital lease obligation balance was $13.3 million.

See Note 12 “Leases” for additional information related to the impact of adopting Topic 842.

12. Leases

The Company has operating leases for corporate offices, warehouse facilities, research and development and other operating facilities, an aircraft, and other operating assets. The Company has finance leases for vehicles, office equipment and other warehouse equipment. The leases have remaining terms of 1 year to 9 years, some of which include options to extend the leases for up to 10 years, and some of which include options to terminate the leases within 1 year.

The components of lease expense were as follows (in thousands):

Nine Months Ended September 30,
2019
Operating lease cost	$12,881
Finance lease cost:
Amortization of right-of-use assets	$4,108
Interest on lease liabilities	548

Total finance lease cost	$4,656

Supplemental cash flow information related to leases was as follows (in thousands):

Nine Months Ended September 30,
2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(13,123)
Operating cash flows from finance leases	(548)
Financing cash flows from finance leases	(6,300)
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$2,375
Finance leases	5,314

Supplemental balance sheet information related to leases was as follows (in thousands, except lease term and discount rate):

September 30, 2019
Operating Leases
Operating lease right-of-use assets	$66,792
Current operating lease liabilities	$11,316
Operating lease liabilities	65,644

Total operating lease liabilities	$76,960

Finance Leases
Property, plant and equipment, gross	$46,358
Accumulated depreciation	(23,542)

Property, plant and equipment, net	$22,816

Current finance lease liabilities	$7,577
Finance lease liabilities	4,377

Total finance lease liabilities	$11,954

Weighted Average Remaining Lease Term
Operating leases	6 years
Finance leases	1.4 years
Weighted Average Discount Rate
Operating leases	8%
Finance leases	4%

Maturities of lease liabilities were as follows (in thousands):

	Operating Leases	Finance Leases
Year Ending December 31,
2019 (excluding the nine months ended September 30, 2019)	$4,260	$2,921
2020	16,378	6,610
2021	15,483	1,847
2022	14,436	1,017
2023	14,318	3
Thereafter	32,030	—

Total lease payments	96,905	12,398
Less imputed interest	(19,945)	(444)

Total	$76,960	$11,954

13. Related Party Transactions

Transactions with Vivint Solar

The Company is a party to a number of agreements with its sister company, Vivint Solar, Inc. (“Solar”). Some of those agreements related to Solar’s use of certain of the Company’s information technology and infrastructure services; however, Solar stopped using such services in July 2017. In August 2017, the Company entered into a sales dealer agreement with Solar, pursuant to which each company will act as a non-exclusive dealer for the other party to market, promote and sell each other’s products. The agreement has an initial term of two years and replaces substantially all of the activities being undertaken under the parties’ former marketing and customer relations agreement. The Company and Solar also agreed to extend the term of the non-solicitation provisions under an existing non-competition agreement to match the term of the sales dealer agreement. Net expenses charged to Solar in connection with these agreements was $10.8 million and $8.4 million during the nine months ended September 30, 2018 and 2019, respectively. The balance due from Solar in connection with these agreements and other expenses paid on Solar’s behalf was immaterial at December 31, 2018 and $1.4 million at September 30, 2019, and is included in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets.

Other Related-party Transactions

Prepaid expenses and other current assets at December 31, 2018 included a receivable for $1.8 million, from certain members of management in regards to their personal use of the corporate jet. As of September 30, 2019, the related amount included in prepaid expenses and other current assets was immaterial.

The Company incurred additional expenses of $1.5 million and $1.2 million during the nine months ended September 30, 2018 and 2019, respectively for other related-party transactions including contributions to the charitable organization Vivint Gives Back, legal fees, and other services. Accrued expenses and other current liabilities included on the Company’s balance sheets at December 31, 2018 and September 30, 2019 associated with these related-party transactions was immaterial.

On July 31, 2019, in an effort to deliver additional cost savings and cash-flow improvements, the Company completed a spin-off of Wireless, its wireless internet business. Associated with the spin-off, the Company and Wireless entered into a Transition Service Agreement (“TSA”) According to the TSA, Vivint performs specified services for Wireless, including human resources, information technology, and facilities. The Company invoices Wireless on a monthly basis for these agreed upon services. Additionally, Vivint cross charges Wireless for items not included in the TSA but are paid for by Vivint on behalf of Wireless. Transactions associated with these services were $0.6 million for the nine months ended September 30, 2019. The balance due from Wireless in connection with the TSA as of September 30, 2019 was $0.6 million and is included in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets.

On November 16, 2012, the Company was acquired by an investor group comprised of certain investment funds affiliated with Blackstone Capital Partners VI L.P., and certain co-investors and management investors through certain mergers and related reorganization transactions (collectively, the “Transaction”). In connection with the Transaction, the Company engaged Blackstone Management Partners L.L.C. (“BMP”) to provide monitoring, advisory and consulting services on an ongoing basis. In consideration for these services, the Company agreed to pay an annual monitoring fee equal to the greater of (i) a minimum base fee of $2.7 million, subject to adjustments if the Company engages in a business combination or disposition that is deemed significant and (ii) the amount of the monitoring fee paid in respect of the immediately preceding fiscal year, without regard to any post-fiscal year “true-up” adjustments as determined by the agreement. The Company incurred expenses for such services of approximately $3.2 million and $4.2 million during the nine months ended September 30, 2018 and 2019, respectively. Accrued expenses and other current liabilities at December 31, 2018 and September 30, 2019, included a liability to BMP in regards to the monitoring fee for $4.8 million and $4.2 million, respectively.

Under the support and services agreement, the Company also engaged BMP to arrange for Blackstone’s portfolio operations group to provide support services customarily provided by Blackstone’s portfolio operations group to Blackstone’s private equity portfolio companies of a type and amount determined by such portfolio services group to be warranted and appropriate. BMP will invoice the Company for such services based on the time spent by the relevant personnel providing such services during the applicable period but in no event shall the Company be obligated to pay more than $1.5 million during any calendar year. During the nine months ended September 30, 2018 and 2019 the Company incurred no costs associated with such services.

An affiliate of Blackstone participated as one of the arrangers in the Term Loan in September 2018 and as one of the initial purchasers in connection with the offering of the 2024 Notes in May 2019 and received approximately $1.2 million of total fees associated with these transactions.

In September 2018, GSO Capital Partners, an affiliate of Blackstone, participated as a lender in the Term Loan. As of December 31, 2018 and September 30, 2019, GSO Capital Partners held $75.1 million and $82.9 million, respectively, of outstanding aggregate principal of the Term Loan.

In each of September 2018 and July 2019, 313 contributed $4.7 million to the Company as a capital contribution.

From time to time, the Company does business with a number of other companies affiliated with Blackstone.

Transactions involving related parties cannot be presumed to be carried out at an arm’s-length basis.

14. Employee Benefit Plan

The Company offers eligible employees the opportunity to contribute a percentage of their earned income into company-sponsored 401(k) plans.

Since January 2018, participants in the 401(k) plans have been eligible for the Company’s matching program. Under this matching program, the Company matches an employee’s contributions to the 401(k) savings plan dollar-for-dollar up to 1% of such employee’s eligible earnings and $0.50 for every $1.00 for the next 5% of such employee’s eligible earnings. The maximum match available under the 401(k) plan is 3.5% of the employee’s eligible earnings. For employees who have been employed by the Company for less than two years, matching contributions vest on the second anniversary of their date of hire. The Company’s matching contributions to employees who have been employed by the Company for two years or more are fully vested.

Matching contributions that were made to the plans totaled $4.4 million and $4.9 million during the nine months ended September 30, 2018 and 2019, respectively.

15. Restructuring and Asset Impairment Charges

In July 2018, the Company announced a number of cost reduction initiatives that are expected to reduce certain of the Company’s General and Administrative, Customer Service, and Sales Support fixed costs. The Company completed the majority of these cost reduction initiatives in the second and third quarters of 2018, with the remainder by the end of 2018. In addition to resulting in meaningful cost reductions, the Company’s initiatives are expected to streamline operations, focus engineering and innovation and provide a better focus on driving customer satisfaction.

As part of these initiatives, the Company and Best Buy agreed in principle to end the co-branded Best Buy Smart Home by Vivint arrangement, which resulted in the elimination of in-store sales positions. In addition, the Company eliminated other general and administrative positions. These actions resulted in one-time cash employee severance and termination benefits expenses of $4.7 million during the nine months ended September 30, 2018.

The following table presents accrued restructuring activity for employee severance and termination benefits for the twelve months ended December 31, 2018 and the nine months ended September 30, 2019 (in thousands):

Employee severance and termination benefits
Accrued restructuring balance as of December 31, 2017	$—
Restructuring expenses	4,683
Cash payments	(4,341)
Accrued restructuring balance as of December 31, 2018	342
Cash payments	(342)
Accrued restructuring balance as of September 30, 2019	$—

Wireless Spin-Off

As described above, on July 31, 2019, the Company completed a spin-off of Wireless. In connection with the spin-off, the equity interests of Wireless were distributed to the shareholders of Vivint Smart Home pro rata based on their respective holdings. As a result of the spin-off, the Company’s additional paid-in capital was decreased by the net assets of Wireless of $4.4 million, as of the effective date of the spin-off. The spin-off does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results.

The results of Wireless are reflected in the Company’s condensed consolidated financial statement up through July 31, 2019. The following financial information presents the results of operations of Wireless for the three and nine months ended September 30, 2018 and 2019:

	Nine Months Ended September 30,
	2018	2019
Recurring and other revenue	$5,544	$2,808
Costs and expenses:
Operating expenses	6,361	5,455
Selling expenses	666	137
General and administrative expenses	11,094	5,291
Depreciation and amortization	74	68
Restructuring expenses	302	—

Total costs and expenses	18,497	10,951

Loss from operations	(12,953)	(8,143)
Other expenses (income):
Interest expense	2	—
Other income, net	(52,958)	(2,100)

Net income (loss)	$40,003	$(6,043)

16. Segment Reporting and Business Concentrations

For the nine months ended September 30, 2018 and 2019, the Company conducted business through one operating segment, Vivint. The Company primarily operated in two geographic regions: United States and Canada. Revenues disaggregated by geographic region were as follows (in thousands):

	United States	Canada	Total
Revenue from external customers
Nine months ended September 30, 2018	$719,690	$54,209	$773,899
Nine months ended September 30, 2019	794,691	53,455	848,146

17. Supplemental Financial Information

The Notes were issued by APX and are fully and unconditionally guaranteed, jointly and severally by Holdings and each of APX’s existing and future material wholly-owned U.S. restricted subsidiaries. APX’s existing and future foreign subsidiaries are not expected to guarantee the Notes. Vivint Smart Home, Inc. is not a guarantor of the notes.

Presented below is the condensed consolidating financial information of APX, subsidiaries of APX that are guarantors (the “Guarantor Subsidiaries”), and APX’s subsidiaries that are not guarantors (the “Non-Guarantor Subsidiaries”) as of December 31, 2018 and September 30, 2019 and for the nine months ended September 30, 2018 and 2019. The unaudited condensed consolidating financial information reflects the investments of APX in the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries using the equity method of accounting.

Supplemental Condensed Consolidating Balance Sheet

December 31, 2018

(in thousands)

	Parent	APX Group Holdings, Inc.	APX Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets	$—	$—	$12,951	$269,770	$103,451	$(262,674)	$123,498
Property, plant and equipment, net	—	—	—	72,937	464	—	73,401
Capitalized contract costs, net	—	—	—	1,047,532	68,243	—	1,115,775
Deferred financing costs, net	—	—	2,058	—	—	—	2,058
Investment in subsidiaries	—	—	1,662,367	—	—	(1,662,367)	—
Intercompany receivable	—	—	—	6,303	—	(6,303)	—
Intangible assets, net	—	—	—	236,677	18,408	—	255,085
Goodwill	—	—	—	809,678	25,177	—	834,855
Long-term notes receivables and other assets	—	—	106	102,695	17,124	(106)	119,819

Total Assets	$—	$—	$1,677,482	$2,545,592	$232,867	$(1,931,450)	$2,524,491

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities	$440	$—	$36,988	$507,063	$182,159	$(262,674)	$463,976
Intercompany payable	—	—	—	—	6,303	(6,303)	—
Notes payable and revolving credit facility, net of current portion	—	—	3,037,095	—	—	—	3,037,095
Capital lease obligations, net of current portion	—	—	—	5,570	1	—	5,571
Deferred revenue, net of current portion	—	—	—	306,653	16,932	—	323,585
Accumulated Losses of Investee, net	1,396,601	1,396,601				(2,793,202)	—
Other long-term obligations	—	—	—	90,209	—	—	90,209
Deferred income tax liability	(29)	—	—	106	1,096	(77)	1,096
Total (deficit) equity	(1,397,012)	(1,396,601)	(1,396,601)	1,635,991	26,376	1,130,806	(1,397,041)

Total liabilities and stockholders’ (deficit) equity	$—	$—	$1,677,482	$2,545,592	$232,867	$(1,931,450)	$2,524,491

Supplemental Condensed Consolidating Balance Sheet

September 30, 2019

(in thousands)

(unaudited)

	Parent	APX Group Holdings, Inc.	APX Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets	$3,017	$—	$1,900	$368,850	$150,148	$(341,091)	$182,824
Property, plant and equipment, net	—	—	—	59,502	714	—	60,216
Capitalized contract costs, net	—	—	—	1,176,617	71,061	—	1,247,678
Deferred financing costs, net	—	—	1,348	—	—	—	1,348
Investment in subsidiaries	—	—	1,523,857	—	—	(1,523,857)	—
Intercompany receivable	—	—	—	6,303	—	(6,303)	—
Intangible assets, net	—	—	—	182,581	14,655	—	197,236
Goodwill	—	—	—	810,129	25,911	—	836,040
Operating lease right-of-use assets	—	—	—	66,630	162	—	66,792
Long-term notes receivables and other assets	—	—	106	79,007	21,401	(106)	100,408

Total Assets	$3,017	$—	$1,527,211	$2,749,619	$284,052	$(1,871,357)	$2,692,542

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities	$2,877	$—	$64,074	$697,009	$223,724	$(341,091)	$646,593
Intercompany payable	—	—	—	—	6,303	(6,303)	—
Notes payable and revolving credit facility, net of current portion	—	—	3,163,688	—	—	—	3,163,688
Finance lease obligations, net of current portion	—	—	—	4,123	254	—	4,377
Deferred revenue, net of current portion	—	—	—	397,446	21,394	—	418,840
Operating lease liabilities	—	—	—	65,585	59	—	65,644
Other long-term obligations	—	—	—	91,791	892	—	92,683
Accumulated losses of investee, net	1,700,551	1,700,551				(3,401,102)	—
Deferred income tax liability	(57)	—	—	106	1,128	(49)	1,128
Total (deficit) equity	(1,700,354)	(1,700,551)	(1,700,551)	1,493,559	30,298	1,877,188	(1,700,411)

Total liabilities and stockholders’ (deficit) equity	$3,017	$—	$1,527,211	$2,749,619	$284,052	$(1,871,357)	$2,692,542

Supplemental Condensed Consolidating Statements of Operations and Comprehensive Loss

For the Nine Months Ended September 30, 2018

(in thousands)

(unaudited)

	Parent	APX Group Holdings, Inc.	APX Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$—	$—	$738,250	$37,590	$(1,941)	$773,899
Costs and expenses	3,630	—	—	930,065	41,697	(1,941)	973,451

Loss from operations	(3,630)	—	—	(191,815)	(4,107)	—	(199,552)
Loss from subsidiaries	(349,328)	(349,328)	(155,883)	—	—	854,539	—
Other expense (income), net	—	—	193,445	(40,737)	2,260	—	154,968

Loss before income tax expenses	(352,958)	(349,328)	(349,328)	(151,078)	(6,367)	854,539	(354,520)
Income tax (benefit) expense	(911)	—	—	157	(1,719)	911	(1,562)

Net loss	(352,047)	(349,328)	(349,328)	(151,235)	(4,648)	853,628	(352,958)
Other comprehensive loss, net of tax effects:
Net loss	(352,047)	(349,328)	(349,328)	(151,235)	(4,648)	853,628	(352,958)
Other comprehensive loss from subsidiaries	(670)	(670)	(670)	—	—	2,010	—
Foreign currency translation adjustment	—	—	—	—	(670)	—	(670)

Total other comprehensive income	(670)	(670)	(670)	—	(670)	2,010	(670)

Comprehensive loss	$(352,717)	$(349,998)	$(349,998)	$(151,235)	$(5,318)	$855,638	$(353,628)

Supplemental Condensed Consolidating Statements of Operations and Comprehensive Loss

For the Nine Months Ended September 30, 2019

(in thousands)

(unaudited)

	Parent	APX Group Holdings, Inc.	APX Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$—	$—	$808,958	$40,180	$(992)	$848,146
Costs and expenses	114	—	—	930,797	39,640	(992)	969,559

(Loss) income from operations	(114)	—	—	(121,839)	540	—	(121,413)
Loss from subsidiaries	(307,344)	(307,344)	(113,640)	—	—	728,328	—
Other expense (income), net	—	—	193,704	(5,103)	(1,952)	—	186,649

(Loss) income before income tax expenses	(307,458)	(307,344)	(307,344)	(116,736)	2,492	728,328	(308,062)
Income tax benefit	(28)	—	—	53	(657)	28	(604)

Net (loss) income	(307,430)	(307,344)	(307,344)	(116,789)	3,149	728,300	(307,458)
Other comprehensive loss, net of tax effects:
Net (loss) income	(307,430)	(307,344)	(307,344)	(116,789)	3,149	728,300	(307,458)
Other comprehensive income from subsidiaries	801	801	801	—	—	(2,403)	—
Foreign currency translation adjustment	—	—	—	—	801	—	801

Total other comprehensive income	801	801	801	—	801	(2,403)	801

Comprehensive (loss) income	$(306,629)	$(306,543)	$(306,543)	$(116,789)	$3,950	$725,897	$(306,657)

Supplemental Condensed Consolidating Statements of Cash Flows

For the Nine Months Ended September 30, 2018

(in thousands)

(unaudited)

	Parent	APX Group Holdings, Inc.	APX Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net cash used in operating activities	$—	$—	$—	$(130,718)	$695	$—	$(130,023)
Cash flows from investing activities:
Capital expenditures	—	—	—	(15,355)	—	—	(15,355)
Investment in subsidiary	(2,331)	(2,331)	(104,906)	—	—	109,568	—
Acquisition of intangible assets	—	—	—	(1,068)	—	—	(1,068)
Proceeds from sale of intangibles	—	—	—	53,693	—	—	53,693
Proceeds from sale of capital assets	—	—	—	185	—	—	185

Net cash (used in) provided by investing activities	(2,331)	(2,331)	(104,906)	37,455	—	109,568	37,455
Cash flows from financing activities:
Proceeds from notes payable	—	—	810,000	—	—	—	810,000
Repayment on notes payable	—	—	(520,166)	—	—	—	(520,166)
Borrowings from revolving credit facility	—	—	201,000	—	—	—	201,000
Repayments on revolving credit facility	—	—	(261,000)	—	—	—	(261,000)
Proceeds from capital contributions	4,700	4,700	4,700	107,275	—	(116,675)	4,700
Repayments of capital lease obligations	—	—	—	(9,611)	(271)	—	(9,882)
Financing costs	—	—	(11,317)	—	—	—	(11,317)
Deferred financing costs	—	—	(9,302)	—	—	—	(9,302)
Payments for offering costs	(2,369)	—	—	—	—	—	(2,369)
Return of capital	—	(2,369)	(2,369)	(2,369)	—	7,107	—

Net cash provided by (used in) financing activities	2,331	2,331	211,546	95,295	(271)	(109,568)	201,664
Effect of exchange rate changes on cash	—	—	—	—	(2)	—	(2)

Net increase in cash and cash equivalents	—	—	106,640	2,032	422	—	109,094
Cash and cash equivalents:
Beginning of period	—	—	3,661	(572)	783	—	3,872

End of period	$—	$—	$110,301	$1,460	$1,205	$—	$112,966

Supplemental Condensed Consolidating Statements of Cash Flows

For the Nine Months Ended September 30, 2019

(in thousands)

(unaudited)

	Parent	APX Group Holdings, Inc.	APX Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net cash used in operating activities	$—	$—	$—	$(122,286)	$(464)	$—	$(122,750)
Cash flows from investing activities:
Capital expenditures	—	—	—	(7,080)	—	—	(7,080)
Proceeds from sale of capital assets	—	—	—	578	—	—	578
Proceeds from sales of equity securities	—	—	—	5,430	—	—	5,430
Investment in subsidiary	1,431	1,431	(130,858)	—	—	127,996	—
Acquisition of intangible assets	—	—	—	(1,393)	—	—	(1,393)

Net cash provided by (used in) investing activities	1,431	1,431	(130,858)	(2,465)	—	127,996	(2,465)
Cash flows from financing activities:
Proceeds from notes payable	—	—	225,000	—	—	—	225,000
Repayment on notes payable	—	—	(231,075)	—	—	—	(231,075)
Borrowings from revolving credit facility	—	—	200,500	—	—	—	200,500
Repayments on revolving credit facility	—	—	(66,500)	—	—	—	(66,500)
Proceeds from capital contribution	4,700	4,700	4,700	136,989	—	(146,389)	4,700
Repayments of finance lease obligations	—	—	—	(6,086)	(214)	—	(6,300)
Payments for offering costs	(695)	—	—	—	—	—	(695)
Deferred financing costs	—	—	(4,896)	—	—	—	(4,896)
Return of capital	(5,436)	(6,131)	(6,131)	(6,131)	—	18,393	(5,436)

Net cash (used in) provided by financing activities	(1,431)	(1,431)	121,598	124,772	(214)	(127,996)	115,298
Effect of exchange rate changes on cash	—	—	—	—	22	—	22

Net (decrease) increase in cash and cash equivalents	—	—	(9,260)	21	(656)	—	(9,895)
Cash and cash equivalents:
Beginning of period	—	—	11,130	682	961	—	12,773

End of period	$—	$—	$1,870	$703	$305	$—	$2,878

18. Basic and Diluted Net Loss Per Share

The Company computes basic loss per share by dividing loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could be exercised or converted into common shares, and is computed by dividing net earnings available to common stockholders by the weighted-average number of common shares outstanding plus the effect of potentially dilutive shares to purchase common stock.

The following table sets forth the computation of the Company’s basic and diluted net loss attributable per share to common stockholders for the nine months ended September 30, 2018 and 2019:

	Nine Months Ended September 30,
	2018	2019
Numerator:
Net loss attributable to common stockholders (in thousands)	$(352,958)	$(307,458)
Denominator:
Shares used in computing net loss attributable per share to common stockholders, basic and diluted	1,003,620	1,007,334
Net loss attributable per share to common stockholders:
Basic and diluted	$(351.68)	$(305.22)

The following table discloses securities that could potentially dilute basic net loss per share in the future that were not included in the computation of diluted net loss per share because to do so would have been antidilutive for all periods presented:

	Nine Months Ended September 30,
	2018	2019
Series A Convertible Preferred Stock	79,791	79,791
Vivint Group SARs	92,773,381	98,798,861
Vivint Group RSUs	360,000	596,111

See Note 10 for additional information regarding the terms of the Preferred Stock, SARs and RSUs.

19. Subsequent Events

The Company evaluated subsequent events through November 18, 2019, the date the financial statements were available for issuance and has determined that it does not have any material events to disclose.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of

September 15, 2019

by and among

MOSAIC ACQUISITION CORP.,

MAIDEN MERGER SUB, INC.

and

VIVINT SMART HOME, INC.

Exhibits

Exhibit A – Form of Amended and Restated Certificate of Incorporation of Acquiror

Exhibit B – Form of Amended and Restated Bylaws of Acquiror

Exhibit C – Form of Acquiror Omnibus Incentive Plan

Exhibit D – Form of Amended and Restated Certificate of Incorporation of the Company

Exhibit E – Treatment of Company Group Equity Awards

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of September 15, 2019, is entered into by and among Mosaic Acquisition Corp., a Delaware corporation (“Acquiror”), Maiden Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Vivint Smart Home, Inc., a Delaware corporation (the “Company”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I of this Agreement.

RECITALS

WHEREAS, Acquiror is a blank check company incorporated to acquire one or more operating businesses through a Business Combination;

WHEREAS, Merger Sub is a newly formed, wholly owned, direct subsidiary of Acquiror, and was formed for the sole purpose of the Merger;

WHEREAS, subject to the terms and conditions hereof, at the Closing, Merger Sub is to merge with and into the Company pursuant to the Merger, with the Company surviving as the Surviving Company;

WHEREAS, the respective boards of directors or similar governing bodies of each of Acquiror, Merger Sub and the Company have each approved and declared advisable the Transactions upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, (i) Acquiror and the Fortress Subscriber have entered into that certain Subscription Agreement, dated as of the date hereof (as amended or modified from time to time, the “Fortress Subscription Agreement”) and (ii) Acquiror and each of the Blackstone Subscribers have entered into those certain Subscription Agreements, each dated as of the date hereof (as amended or modified from time to time, the “Blackstone Subscription Agreements” and, together with the Fortress Subscription Agreement, the “Subscription Agreements”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, each of the Sponsors has entered into that certain Sponsor Agreement, dated as of the date hereof (the “Sponsor Agreement”), with Acquiror and the Company;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, 313 Acquisition LLC has entered into that certain Support Agreement, dated as of the date hereof (the “Support Agreement”), with Acquiror;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Acquiror, the Company, certain Acquiror Stockholders and certain Company Shareholders who will receive Acquiror Common Stock pursuant to Article III, have entered into that certain Registration Rights Agreement (the “Registration Rights Agreement”), to be effective upon the Closing;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Acquiror, the Company, certain Acquiror Stockholders and certain Company Shareholders who will receive Acquiror Common Stock pursuant to Article III, have entered into that certain Stockholders Agreement and those certain related Confidentiality and Lockup Agreements (collectively, the “Stockholders Agreement”), each to be effective upon the Closing;

WHEREAS, pursuant to the Acquiror Organizational Documents, Acquiror shall provide an opportunity to its stockholders to have their Acquiror Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the Acquiror Organizational Documents, the Trust Agreement, and the Proxy Statement in conjunction with, inter alia, obtaining approval from the stockholders of Acquiror for the Business Combination (the “Offer”);

WHEREAS, prior to the consummation of the Transactions, the Acquiror shall, subject to obtaining the Acquiror Stockholder Approval, adopt the amended and restated certificate of incorporation (the “Acquiror A&R Charter”) in the form set forth on Exhibit A, to provide for, among other things, an increase to the number of Acquiror’s authorized shares of Acquiror Common Stock in connection with the Transactions;

WHEREAS, prior to the consummation of the Transactions, the Acquiror shall adopt the amended and restated bylaws (the “Acquiror A&R Bylaws”) in the form set forth on Exhibit B;

WHEREAS, prior to the consummation of the Transactions, the Acquiror shall, subject to obtaining the Acquiror Stockholder Approval, adopt the Mosaic Acquisition Corp. 2019 Omnibus Incentive Plan (the “Acquiror Omnibus Incentive Plan”) in the form set forth on Exhibit C; and

WHEREAS, each of the parties intends that, for U.S. federal income tax purposes, (i) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986 (the “Code”) and the Treasury Regulations promulgated thereunder and (ii) the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Transactions shall constitute a transaction that qualifies under Section 351 of the Code (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.01    Definitions. As used herein, the following terms shall have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and standstill provisions on terms no less favorable in any substantive respect to the Company than those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and such non-material changes requested by the counterparty to ensure the confidentiality agreement is consistent with its organization’s customary policies, procedures and practices with respect to confidentiality agreements);

“Acquiror” has the meaning specified in the preamble hereto.

“Acquiror A&R Charter” has the meaning specified in the recitals hereto.

“Acquiror Affiliate Agreement” has the meaning specified in Section 5.20.

“Acquiror and Merger Sub Representations” means the representations and warranties of each of Acquiror and Merger Sub expressly and specifically set forth in Article V of this Agreement, as qualified by the Schedules. For the avoidance of doubt, the Acquiror and Merger Sub Representations are solely made by Acquiror and Merger Sub.

“Acquiror Benefit Plans” has the meaning set forth in Section 5.06.

“Acquiror Board” means the board of directors of Acquiror.

“Acquiror Board Recommendation” has the meaning specified in Section 8.02(d).

“Acquiror Change in Recommendation” has the meaning specified in Section 8.02(d).

“Acquiror Class F Common Stock” means Acquiror’s Class F Common Stock, par value $0.0001 per share.

“Acquiror Common Stock” means Acquiror’s Class A Common Stock, par value $0.0001 per share.

“Acquiror Cure Period” has the meaning specified in Section 10.01(c).

“Acquiror Omnibus Incentive Plan” has the meaning specified in the recitals hereto.

“Acquiror Omnibus Incentive Plan Proposal” has the meaning specified in Section 8.02(c).

“Acquiror Organizational Documents” means the Certificate of Incorporation and Acquiror’s bylaws, in each case as may be amended from time to time in accordance with the terms of this Agreement.

“Acquiror Related Parties” means any of Acquiror’s or Merger Sub’s respective former, current or future general or limited partners, stockholders, controlling Persons, direct or indirect equityholders, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, direct or indirect equityholder, manager, member, director, officer, employee, Affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing; provided, “Acquiror Related Parties” shall not be deemed to include Acquiror or Merger Sub.

“Acquiror Sale” means the occurrence of any of the following events: (a) any Person or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto is or becomes the beneficial owner, directly or indirectly, of securities of Acquiror representing more than 50% of the combined voting power of Acquiror’s then outstanding voting securities, (b) there is consummated a merger or consolidation of Acquiror with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (x) the Acquiror Board immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (y) the voting securities of Acquiror immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (c) the shareholders of Acquiror approve a plan of complete liquidation or dissolution of Acquiror or there is consummated an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by Acquiror of all or substantially all of the assets of Acquiror and its Subsidiaries, taken as a whole, other than such sale or other disposition by Acquiror of all or substantially all of the assets of Acquiror and its Subsidiaries, taken as a whole, to an entity at least 50% of the combined voting power of the voting securities of which are owned by shareholders of Acquiror in substantially the same proportions as their ownership of Acquiror immediately prior to such sale.

“Acquiror SEC Reports” has the meaning specified in Section 5.11(a).

“Acquiror Stockholder” means a holder of Acquiror Common Stock.

“Acquiror Stockholder Approval” has the meaning specified in Section 5.02(b).

“Acquiror Stockholder Extension Approval” means the approval of the Extension and the other matters presented for stockholder approval in the Extension Proxy Statement by the requisite vote of the stockholders of Acquiror.

“Acquiror Warrant” means a warrant entitling the holder to purchase one share of Acquiror Common Stock per warrant.

“Acquisition Proposal” has the meaning specified in Section 6.08(e)(i).

“Action” means any claim, action, suit, assessment, arbitration or proceeding, in each case that is by or before any Governmental Authority.

“Additional Proposal” has the meaning specified in Section 8.02(c).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

“Agreement” has the meaning specified in the preamble hereto.

“Amendment Proposal” has the meaning specified in Section 8.02(c).

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Audited Financial Statements” has the meaning specified in Section 4.07.

“Blackstone Subscribers” means, collectively, Blackstone Capital Partners VI LP, Blackstone Family Investment Partnership VI L.P. and Blackstone Family Investment Partnership VI – ESC L.P.

“Blackstone Subscription Agreements” has the meaning specified in the Recitals hereto.

“Business Combination” has the meaning ascribed to such term in the Certificate of Incorporation.

“Business Combination Proposal” has the meaning set forth in Section 7.12.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Certificate of Designations” means the Certificate of Designations of the Company Preferred Stock, filed with the Secretary of State of the State of Delaware on April 25, 2016.

“Certificate of Incorporation” means the Certificate of Incorporation of Acquiror, filed with the Secretary of State of the State of Delaware on December 21, 2018.

“Certificate of Merger” has the meaning specified in Section 2.01.

“Claim” means any demand, claim, action, legal, judicial or administrative proceeding (whether at law or in equity) or arbitration.

“Closing” has the meaning specified in Section 2.03.

“Closing Date” has the meaning specified in Section 2.03.

“Code” has the meaning specified in the Recitals hereto.

“Company” has the meaning specified in the preamble hereto.

“Company Affiliate Agreement” has the meaning specified in Section 4.21.

“Company Benefit Plan” has the meaning specified in Section 4.13(a).

“Company Board” means the board of directors of the Company.

“Company Board Recommendation” has the meaning specified in Section 8.02(e)

“Company Certificate” has the meaning specified in Section 3.03(a).

“Company Change in Recommendation” has the meaning specified in Section 8.02(e).

“Company Common Stock” means a share of the Company’s common stock, par value $0.01 per share.

“Company Cure Period” has the meaning specified in Section 10.01(b).

“Company Intellectual Property” means all Owned Intellectual Property and all Intellectual Property used in the business of the Company and its Subsidiaries, as currently conducted.

“Company Group Class B Units” means Class B Units of 313 Acquisition LLC granted pursuant to the Company Group Stock Plans.

“Company Group Equity Awards” means shares of Company Restricted Stock, Company Group RSUs, Company Group SARs and any awards granted under the Company Group LTIP Plans or other Company Group Stock Plans.

“Company Group LTIP Plans” means, collectively, the Vivint Group, Inc. Amended and Restated 2013 Long-Term Incentive Pool Plan for Regional Managers, the Vivint Group, Inc. Amended and Restated 2013 Long-Term Incentive Pool Plan for Sales Managers, the Vivint Group, Inc. 2013 Long-Term Incentive Pool Plan for Regional Technicians, and the Vivint Group, Inc. Amended and Restated 2013 Long-Term Incentive Pool Plan for Lead Technicians.

“Company Group RSU” means a restricted stock unit in respect of shares of Vivint Group, Inc. granted pursuant to the Company Group Stock Plans.

“Company Group SAR” means a stock appreciation right in respect of shares of Vivint Group, Inc. granted pursuant to the Company Group Stock Plans.

“Company Group Stock Plans” means the Company Group LTIP Plans, the 313 Acquisition LLC Amended and Restated Unit Plan, and the Vivint Group, Inc. Amended and Restated 2013 Omnibus Incentive Plan.

“Company Notice” has the meaning specified in Section 6.08(c).

“Company Preferred Stock” means the shares of Series A Convertible Preferred Stock, par value $0.01 per share, of Vivint Smart Home, Inc.

“Company Related Parties” means the Company, its subsidiaries and any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing.

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article IV of this Agreement, as qualified by the Schedules. For the avoidance of doubt, the Company Representations are solely made by the Company.

“Company Restricted Stock” means the unvested restricted shares of Company Common Stock that are delivered to holders of unvested Company Group Class B Units as part of a redemption of Company Group Class B Units pursuant to Section 3.05(d)(i).

“Company Requisite Approval” has the meaning specified in Section 4.03.

“Company Shareholder” means the holder of either a share of Company Common Stock or a share of Company Preferred Stock.

“Company Shareholder Approval” means the approval of a majority of the voting power of the outstanding Company Common Stock and Company Preferred Stock (on an “as converted basis”) voting as a single class.

“Company Software” means all Software used in the business of the Company and its Subsidiaries, as currently conducted.

“Company Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Termination Payment” means $81,060,000.

“Confidentiality Agreement” has the meaning specified in Section 11.09.

“Consent Solicitation Statement” means the consent solicitation statement included as part of the Registration Statement with respect to the solicitation by the Company of the Company Requisite Approval.

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders (other than any Company Benefit Plans).

“DGCL” has the meaning specified in the Recitals hereto.

“Dissenting Shares” has the meaning specified in Section 3.10.

“Earnout Shares” means the shares of Acquiror Common Stock that may be issued pursuant to Section 3.06(a) and Section 3.06(b).

“Effective Time” has the meaning specified in Section 2.01.

“Environmental Laws” means any and all applicable Laws relating to pollution or protection of the environment (including natural resources) or the use, storage, emission, disposal or release of or exposure to Hazardous Materials.

“ERISA” has the meaning specified in Section 4.13(a).

“ERISA Affiliate” has the meaning specified in Section 4.13(e).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means 209.6849221312.

“Extension” has the meaning specified in Section 7.13.

“Extension Proxy Statement” has the meaning specified in Section 7.13.

“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.

“Financial Statements” has the meaning specified in Section 4.07.

“First Earnout Achievement Date” has the meaning specified in Section 3.06(a).

“First Earnout Fully Diluted Shares” means the sum of (a) the number of shares of Acquiror Common Stock issued to holders of Company Common Stock at the Effective Time (including holders of shares of Company Common Stock (x) resulting from the conversion of Company Preferred Stock described in Section 3.01(a) or (y) issued as a result of the transactions contemplated by Section 3.05(d)(i) that are vested as of the Effective Time, but excluding any shares of Company Restricted Stock) plus (b) the number of shares of Acquiror Common Stock issued from the Effective Time through the First Earnout Achievement Date in respect of settled or exercised, as applicable, Rollover Equity Awards (including any shares of

Rollover Restricted Stock which have become vested as of or prior to the First Earnout Achievement Date) plus (c) the number of shares of Acquiror Common Stock underlying unsettled and unexercised Rollover Equity Awards outstanding as of the First Earnout Achievement Date (excluding, for the avoidance of doubt, any Rollover RSUs, Rollover SARs and shares of Rollover Restricted Stock that have been forfeited or cancelled at any time from the Effective Time through the First Earnout Achievement Date).

“Fortress Subscriber” means Drawbridge Special Opportunities Fund LP.

“Fortress Subscription Agreement” has the meaning specified in the Recitals hereto.

“Forward Purchase Agreements” means those certain Forward Purchase Agreements, each dated as of September 26, 2017, by and among the Sponsors, Acquiror, and the party listed as the purchaser on the signature page thereof, as amended or modified from time to time.

“Forward Purchaser” means each party listed as a purchaser in a Forward Purchase Agreement.

“FP Financing” has the meaning specified in Section 5.21.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, arbitrator, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, mold or pesticides.

“Holdings SEC Reports” means all registration statements, reports, schedules, forms, statements and other documents of APX Group Holdings, Inc.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (e) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (f) obligations under capitalized leases, (g) obligations under any Financial Derivative/Hedging Arrangement, (h) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (g) above and (i) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations; provided, however, that Indebtedness shall not include accounts payable to trade creditors and accrued expenses arising in the ordinary course of business consistent with past practice.

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition.

“Intellectual Property” means all intellectual property rights created, arising, or protected under applicable Law, including all: (i) patents, patent applications, patentable inventions and other patent rights (including any divisionals, continuations, continuations-in-part, reissues, reexaminations and interferences thereof) (collectively, “Patents”); (ii) trademarks, service marks, trade dress, trade names, taglines, social media identifiers (such as a Twitter® Handle) and related accounts, brand names, logos and corporate names and all goodwill related thereto; (iii) copyrights and designs; (iv) internet domain names; (v) trade secrets, know-how, inventions, processes, procedures, database rights, confidential business information and other proprietary information and rights (collectively, “Trade Secrets”) and (vi) rights in Software.

“Intended Tax Treatment” has the meaning specified in the Recitals hereto.

“Interim Period” has the meaning specified in Section 6.01.

“Intervening Event” has the meaning specified in Section 6.08(e)(iii).

“Intervening Event Notice” has the meaning specified in Section 6.08(d).

“Intervening Event Notice Period” has the meaning specified in Section 6.08(d).

“Issuance Proposal” has the meaning specified in Section 8.02(c).

“IT Systems” has the meaning specified in Section 4.11(i).

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, subleased, licensed or otherwise occupied by the Company or its Subsidiaries for which the Company or its Subsidiaries is required to make aggregate payments in excess of $135,000 annually.

“Letter of Transmittal” has the meaning specified in Section 3.03(a).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest, title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except for any restrictions arising under any applicable Securities Laws.

“Material Adverse Effect” means any event, change or circumstance that has a material adverse effect on (i) the assets, business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any official interpretation thereof, (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (c) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided, that the exceptions in this clause (c) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 4.04 and, to the extent related thereto, the condition in Section 9.02(a)), (d) any change generally affecting any of the industries or markets in which the Company or its Subsidiaries operate or the economy as a whole, (e) the compliance with the terms of this Agreement or the taking of any action required or contemplated by this Agreement or with the prior written consent of Acquiror (provided, that the exceptions in this clause (e) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 4.04 and, to the extent related thereto, the condition in Section 9.02(a)), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, pandemic, weather condition, explosion fire, act of God or other force majeure event, (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (h) any failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets or (i) any actions taken, or failures to take action, or such other changes or events, in each case, which Acquiror has requested or to which it has consented or which actions are contemplated by this Agreement; provided, that clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect), except in the case of clause (a), (b), (d), (f) and (g) to the extent that such change does not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other industry participants or (ii) the ability of the Company to consummate the Transactions.

“Material Permits” has the meaning specified in Section 4.23.

“Merger” has the meaning specified in in Section 2.01.

“Merger Sub” has the meaning specified in the preamble hereto.

“Multiemployer Plan” has the meaning specified in Section 4.13(e).

“Notice Period” has the meaning specified in Section 6.08(c).

“NYSE” means the New York Stock Exchange.

“Offer” has the meaning specified in the Recitals hereto.

“Open Source Materials” has the meaning specified in Section 4.11(f).

“Outstanding Acquiror Expenses” has the meaning specified in Section 3.09(b).

“Outstanding Company Expenses” has the meaning specified in Section 3.09(a).

“Owned Company Software” has the meaning specified in Section 4.11(h).

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Per Share Merger Consideration” has the meaning specified in Section 3.01(b).

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens (A) that arise in the ordinary course of business, (B) that relate to amounts not yet delinquent or (C) that are being contested in good faith through appropriate Actions and either are not material or appropriate reserves for the amount being contested have been established in accordance with GAAP, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions to the extent appropriate reserves have been established in accordance with GAAP, (iv) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (v) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (vi) Liens that secure obligations that are reflected as liabilities on the balance sheet included in the Unaudited Financial Statements or Liens the existence of which is referred to in the notes to the balance sheet included in the Unaudited Financial Statements, (vii) in the case of Leased Real Property, matters that would be disclosed by an accurate survey or inspection of such Leased Real Property, which do not materially interfere with the current use or occupancy of any Leased Real Property, (viii) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, which do not materially interfere with the current use or occupancy of any Leased Real Property, (ix) statutory Liens of landlords for amounts that (A) are not due and payable, (B) are being contested in good faith by appropriate proceedings and either are not material or appropriate reserves for the amount being contested have been established in accordance with GAAP or (C) may thereafter be paid without penalty and (x) Liens described on Schedule 1.01(a) or incurred in connection with activities permitted under Section 6.01 hereof (including, for the avoidance of doubt, any refinancings of existing indebtedness of the Company and its subsidiaries).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means any personal information that specifically identifies any individual who has provided information to the Company or any of its Subsidiaries, including names, addresses, telephone numbers, personal health information, drivers’ license numbers and government-issued identification numbers, as applicable.

“Privacy Laws” means any and all applicable Laws relating to the collection, use, storage, safeguarding and security (both technical and physical) of Personal Information.

“Proposals” has the meaning specified in Section 8.02(c).

“Proxy Statement” means the proxy statement filed by Acquiror as part of the Registration Statement with respect to the Special Meeting for the purpose of soliciting proxies from Acquiror Stockholders to approve the Proposals (which shall also provide the Acquiror Stockholders with the opportunity to redeem their shares of Acquiror Common Stock in conjunction with a stockholder vote on the Business Combination).

“Real Estate Lease Documents” has the meaning specified in Section 4.18(b).

“Redeeming Stockholder” means an Acquiror Stockholder who demands that Acquiror redeem its Acquiror Common Stock for cash in connection with the transactions contemplated hereby and in accordance with the Acquiror Organizational Documents.

“Registered Intellectual Property” has the meaning specified in Section 4.11(a).

“Registration Rights Agreement” has the meaning specified in the recitals hereto.

“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, as applicable.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, lenders, debt financing sources and consultants of such Person.

“Rollover Equity Award” means the Rollover RSUs, the Rollover SARs, the shares of Rollover Restricted Stock and any awards granted under the Company Rollover LTIP Plans.

“Rollover LTIP Plans” has the meaning set forth in Section 3.05(c).

“Rollover Restricted Stock” has the meaning set forth in Section 3.05(d)(ii).

“Rollover RSUs” has the meaning set forth in Section 3.05(a).

“Rollover SARs” has the meaning set forth in Section 3.05(b).

“Schedules” means the disclosure schedules of the Company and its Subsidiaries.

“SEC” means the United States Securities and Exchange Commission.

“Second Earnout Achievement Date” has the meaning specified in Section 3.06(b).

“Second Earnout Fully Diluted Shares” means the sum of (a) the number of shares of Acquiror Common Stock issued to holders of Company Common Stock at the Effective Time (including holders of shares of Company Common Stock (x) resulting from the conversion of Company Preferred Stock described in Section 3.01(a) or (y) issued as a result of the transactions contemplated by Section 3.05(d)(i) that are vested as of the Effective Time, but excluding any shares of Company Restricted Stock) plus (b) the number of shares of Acquiror Common Stock issued from the Effective Time through the Second Earnout Achievement Date in respect of settled or exercised, as applicable, Rollover Equity Awards (including any shares of Rollover Restricted Stock which have become vested as of or prior to the Second Earnout Achievement Date) plus (c) the number of shares of Acquiror Common Stock underlying unsettled and unexercised Rollover Equity Awards outstanding as of the Second Earnout Achievement Date (excluding, for the avoidance of doubt, any Rollover RSUs, Rollover SARs and shares of Rollover Restricted Stock that have been forfeited or cancelled at any time from the Effective Time through the Second Earnout Achievement Date).

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Significant Subsidiary” means any direct or indirect Subsidiary of the Company which would qualify as a “significant subsidiary” pursuant to Rule 1-02(w) of Regulation S-X.

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Special Meeting” means a meeting of the holders of Acquiror Common Stock to be held for the purpose of approving the Proposals.

“Sponsor” means each of Mosaic Sponsor, LLC and Fortress Mosaic Sponsor LLC.

“Sponsor Agreement” has the meaning specified in the Recitals hereto.

“Stockholders Agreement” has the meaning specified in the recitals hereto.

“Subscription Agreements” has the meaning specified in the Recitals hereto.

“Subscription Proposals” has the meaning specified in Section 8.02(c).

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Superior Proposal” has the meaning specified in Section 6.08(e)(ii).

“Surviving Company” has the meaning specified in Section 2.01.

“Surviving Provisions” has the meaning specified in Section 10.02(a).

“Tax” means any federal, state, provincial, territorial, local, foreign and other net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, withholding, payroll, ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, customs duties, escheat, sales, use, or other tax, governmental fee or other like assessment, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto by a Governmental Authority.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Terminating Acquiror Breach” has the meaning specified in Section 10.01(c).

“Terminating Company Breach” has the meaning specified in Section 10.01(b).

“Termination Date” has the meaning specified in Section 10.01(b).

“Trading Day” means any day on which shares of Acquiror Common Stock are actually traded on the principal securities exchange or securities market on which shares of Acquiror Common Stock are then traded.

“Transaction Proposal” has the meaning specified in Section 8.02(c).

“Transactions” means the transactions contemplated by this Agreement to occur at or immediately prior to the Closing, including the Merger.

“Treasury Regulations” means the regulations promulgated under the Code.

“Trust Account” has the meaning specified in Section 5.08(a).

“Trust Agreement” has the meaning specified in Section 5.08(a).

“Trustee” has the meaning specified in Section 5.08(a).

“Unaudited Financial Statements” has the meaning specified in Section 4.07.

“VGI Common Stock” means a share of Vivint Group, Inc. common stock, par value $0.01 per share.

“VGI Exchange Ratio” means 0.2076986176.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by the Acquiror.

“Warrant Agreement” means that certain Warrant Agreement, dated as of September 26, 2017, between Acquiror and Continental Stock Transfer & Trust Company, a New York corporation as warrant agent.

“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

1.02    Construction.

(a)    Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b)    Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c)    Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d)    The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g)    The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than one calendar day prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.

1.03    Knowledge. As used herein, the phrase “to the knowledge” shall mean the actual knowledge of, in the case of the Company, Todd R. Pedersen, Alex J. Dunn and Mark J. Davies and, in the case of Acquiror, David M. Maura and William H. Mitchell.

ARTICLE II

THE MERGER; CLOSING

2.01    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), with the Company being the surviving corporation (which is sometimes hereinafter referred to for the periods at and after the Effective Time as the “Surviving Company”) following the Merger and the separate corporate existence of Merger Sub shall cease. The Merger shall be consummated in accordance with this Agreement and the DGCL and evidenced by a certificate of merger between Merger Sub and the Company (the “Certificate of Merger”), such Merger to be consummated immediately upon filing of the Certificate of Merger or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

2.02    Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.03    Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place electronically through the exchange of documents via e-mail or facsimile on the date which is three Business Days after the date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, the Company and Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 251 and 103 of the DGCL.

2.04    Certificate of Incorporation and Bylaws of the Surviving Company.

(a)    At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth on Exhibit D attached hereto, and as so amended, shall be the certificate of incorporation of the Surviving Company, until thereafter supplemented or amended in accordance with its terms and the DGCL.

(b)    At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company, until thereafter supplemented or amended in accordance with its terms, the Surviving Corporation’s certificate of incorporation and the DGCL.

2.05    Directors and Officers of the Surviving Company.

(a)    The Company shall take all necessary action prior to the Effective Time such that (a) each director of the Company in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time) and (b) each person set forth on Schedule 2.05 shall be appointed to the Board of Directors of the Surviving Company, effective as of immediately following the Effective Time, and, as of such time, shall be the only directors of the Surviving Company (including by causing the Company Board to adopt resolutions prior to the Effective Time that expand or decrease the size of the Company Board, as necessary, and appoint such persons to the vacancies resulting from the incumbent directors’ respective resignations or, if applicable, the newly created directorships upon any expansion of the size of the Company Board). Each person appointed as a director of the Surviving Company pursuant to the preceding sentence shall remain in office as a director of the Surviving Company until his or her successor is elected and qualified or until his or her earlier resignation or removal.

(b)    Persons constituting the officers of the Company prior to the Effective Time shall continue to be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly appointed.

ARTICLE III

EFFECTS OF THE MERGER

3.01    Effect on Capital Stock. Subject to the provisions of this Agreement:

(a)    immediately prior to the Effective Time, each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time shall automatically convert into a number of shares of Company Common Stock in accordance with Section 6(b)(2) of the Certificate of Designations. All of the shares of Company Preferred Stock converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such securities;

(b)    at the Effective Time, by virtue of the Merger and without any action on the part of any Acquiror Stockholder, each share of Company Common Stock (including shares of Company Common Stock resulting from the conversion of Company Preferred Stock described in Section 3.01(a)) that is issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares), shall thereupon be converted into, and the holder of such share of Company Common Stock shall be entitled to receive, (1) the number of shares of Acquiror Common Stock equal to the Exchange Ratio (the “Per Share Merger Consideration”), (2) a number of shares of Acquiror Common Stock issuable pursuant to Section 3.06(a), if any, and (3) a number of shares of Acquiror Common Stock issuable pursuant to Section 3.06(b), if any. All of the shares of Company Common Stock converted into the right to receive the Per Share Merger Consideration pursuant to this Section 3.01(b) shall no longer be outstanding and shall cease to exist, and each holder of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Merger Consideration into which such shares of Company Common Stock shall have been converted in the Merger;

(c)    at the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall thereupon be converted into and become one validly issued fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Company and all such shares shall constitute the only outstanding shares of capital stock of the Surviving Company as of immediately following the Effective Time; and

(d)    at the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of Company Common Stock and Company Preferred Stock held in the treasury of the Company immediately prior to the Effective Time shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

3.02    Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Company Common Stock, Company Preferred Stock or shares of Acquiror Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Common Stock, Company Preferred Stock or shares of Acquiror Common Stock will be appropriately adjusted to provide to the holders of Company Common Stock, Company Preferred Stock and the holders of Acquiror Common Stock the same economic effect as contemplated by this Agreement; provided, however, that this Section 3.02 shall not be construed to permit Acquiror, the Company, or Merger Sub to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

3.03    Delivery of Per Share Merger Consideration.

(a)    Concurrently with the mailing of the Consent Solicitation Statement, Acquiror shall cause to be mailed to each holder of record of Company Common Stock and Company Preferred Stock a letter of transmittal in customary form to be approved by the Company (such approval not to be unreasonably withheld, conditioned or delayed) prior to the Closing (the “Letter of Transmittal”), which shall (i) have customary representations and warranties as to title, authorization, execution and delivery and (ii) specify that delivery shall be effected, and risk of loss and title to the shares of Company Common Stock and Company Preferred Stock, as applicable, shall pass, only upon delivery of the shares of Company Common Stock and Company Preferred Stock, as applicable, to Acquiror (including all certificates representing shares of Company Common Stock and Company Preferred Stock (each, a “Company Certificate” and, collectively, the “Company Certificates”), to the extent such shares of Company Common Stock or Company Preferred Stock are certificated), together with instructions thereto.

(b)    Upon the receipt of a Letter of Transmittal (accompanied with all Company Certificates representing shares of Company Common Stock and Company Preferred Stock and the holder of such shares of Company Common Stock and Company Preferred Stock, to the extent such shares of Company Common Stock and Company Preferred Stock are certificated) duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by Acquiror, the holder of such shares of Company Common Stock and Company Preferred Stock, as applicable, shall be entitled to receive in exchange therefor, the Per Share Merger Consideration into which such shares of Company Common Stock and Company Preferred Stock, as applicable, have been converted pursuant to Section 3.01(b) (after giving effect to Section 3.01(a)). Until surrendered as contemplated by Section 3.03(b), each share of Company Common Stock and Company Preferred Stock shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration which the holders of shares of Company Common Stock and Company Preferred Stock, as applicable, were entitled to receive in respect of such shares pursuant to this Section  3.03(b).

3.04    Lost Certificate. In the event any Company Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if required by Acquiror, the provision by such Person of a customary indemnity against any claim that may be made against Acquiror with respect to such Company Certificate, and Acquiror shall issue in exchange for such lost, stolen or destroyed Company Certificate the Per Share Merger Consideration, deliverable in respect thereof as determined in accordance with this Article III.

3.05    Conversion of Company Group Equity Awards.

(a)    Effective as of the Effective Time, each Company Group RSU, to the extent then outstanding and unsettled, shall automatically, without any action on the part of the holder thereof, be cancelled and converted into, and thereafter evidence, a restricted stock unit with respect to that number of shares of Acquiror Common Stock that is equal to the product of (a) the number of shares of VGI Common Stock subject to such Company Group RSU as of immediately prior to the Effective Time, multiplied by (b) the VGI Exchange Ratio, rounded down to the nearest whole number of shares of Acquiror Common Stock (after such conversion, “Rollover RSUs”). The Rollover RSUs also will be entitled to the adjustments described in Section 3.06(a)(iv) and Section 3.06(b)(iv), if applicable.

(b)    Effective as of the Effective Time, each Company Group SAR, to the extent then outstanding and unexercised, shall automatically, without any action on the part of the holder thereof, be cancelled and converted into, and thereafter evidence, a stock appreciation right with respect to that number of shares of Acquiror Common Stock that is equal to the product of (a) the number of shares of VGI Common Stock subject to such Company Group SAR as of immediately prior to the Effective Time, multiplied by (b) the VGI Exchange Ratio, rounded down to the nearest whole number of shares of Acquiror Common Stock (after such conversion, “Rollover SARs”), with a strike price per share of Acquiror Common Stock equal to the quotient obtained by dividing (x) the per share strike price of such Company Group SAR as of immediately prior to the Effective Time by (y) the VGI Exchange Ratio, rounded up to the nearest whole cent. The Rollover SARs also will be entitled to the adjustments described in Section 3.06(a)(iv) and Section 3.06(b)(iv), if applicable.

(c)    Effective as of the Effective Time, the Acquiror shall assume the Company Group LTIP Plans and all awards granted thereunder (as amended as set forth on Exhibit E), including any liabilities and obligations associated therewith and make adjustments such that awards under the Company Group LTIP Plans shall be settled in a number of shares of Acquiror Common Stock with a fair market value equal to a number of hypothetical Rollover SARs with respect to (a) the number of shares of VGI Common Stock subject to the hypothetical Company Group SARs underlying such Company Group LTIP Plan as of immediately prior to the Effective Time, multiplied by (b) the VGI Exchange Ratio, rounded down to the nearest whole number of shares of Acquiror Common Stock, with a strike price per share of Acquiror Common Stock equal to the quotient obtained by dividing (x) the per share strike price of such hypothetical Company Group SARs as of immediately prior to the Effective Time by (y) the VGI Exchange Ratio, rounded up to the nearest whole cent (such assumed and adjusted plans, the “Rollover LTIP Plans”). The Parties acknowledge and agree that the occurrence of the Closing shall constitute an event similar to a “Public Offering” of Vivint Group, Inc. for purposes of the Rollover LTIP Plans. The hypothetical Rollover SARs underlying the Rollover LTIP Plans also will be entitled to the adjustments described in Section 3.06(a)(iv) and Section 3.06(b)(iv), if applicable.

(d)

(i)    The Company shall effectuate the transactions set forth on Exhibit E in accordance with the terms thereof.

(ii)    Effective as of the Effective Time, each share of Company Restricted Stock (as amended pursuant to Exhibit E), to the extent then unvested and outstanding, shall automatically, without any action on the part of the holder thereof, be cancelled and converted into (1) a number of shares of restricted Acquiror Common Stock equal to the Exchange Ratio, rounded to the nearest whole share of Acquiror Common Stock (after such conversion, “Rollover Restricted Stock”), (2) a number of shares of Acquiror Common Stock issuable pursuant to Section 3.06(a), if any, and (3) a number of shares of Acquiror Common Stock issuable pursuant to Section 3.06(b), if any.

(e)    Notwithstanding the foregoing, the conversions described in this Section 3.05 will be subject to such modifications, if any, as are required to cause the conversion to be made in a manner consistent with the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v)(D). Following the Effective Time, each Rollover Equity Award shall be subject to the Acquiror Omnibus Incentive Plan (and considered “Substitute Awards” for purposes thereof) and to the same terms and conditions, including, without limitation, any vesting conditions (as amended pursuant to Exhibit E), as had applied to the corresponding Company Group Equity Award as of immediately prior to the Effective Time, except for such terms rendered inoperative by reason of the Transactions, subject to such adjustments as reasonably determined by the Acquiror Board to be necessary or appropriate to give effect to the conversion or the Transactions.

3.06    Earnout.

(a)    If, at any time during the five (5) years following the Closing, the VWAP of Acquiror Common Stock is greater than or equal to $12.50 for any twenty (20) Trading Days within any thirty- (30-) Trading Day period (such time when the foregoing is first satisfied, the “First Earnout Achievement Date”), the Company shall promptly:

(i)    issue to each holder of shares of Company Common Stock outstanding immediately prior to the Effective Time (including holders of shares of Company Common Stock resulting from the conversion of Company Preferred Stock described in Section 3.01(a) or issued as a result of the transactions contemplated by Section 3.05(d)(i)), a number of shares of Acquiror Common Stock equal to the product of (1) the quotient of (A) the number of shares of Acquiror Common Stock issued to such holder at the Effective Time in respect of the Company Common Stock held by such holder as of immediately prior to the Effective Time divided by (B) the First Earnout Fully Diluted Shares multiplied by (2) 12,500,000;

(ii)    issue to each holder of shares of Acquiror Common Stock who received such Acquiror Common Stock in respect of a settled, vested, or exercised Rollover Equity Award, as applicable, a number of shares of Acquiror Common Stock equal to the product of (1) the quotient of (A) the number of shares of Acquiror Common Stock so issued to such holder in respect of such Rollover Equity Award divided by (B) the First Earnout Fully Diluted Shares multiplied by (2) 12,500,000;

(iii)    issue to each holder of shares of outstanding Rollover Restricted Stock, a number of shares of restricted Acquiror Common Stock (subject to the same vesting terms as the Rollover Restricted Stock) equal to the product of (1) the quotient of (A) the number of shares of restricted Acquiror Common Stock so issued to such holder in respect of the Rollover Restricted Stock outstanding on the First Earnout Achievement Date divided by (B) the First Earnout Fully Diluted Shares multiplied by (2) 12,500,000; and

(iv)    the Company shall adjust the strike price and/or other terms and conditions of each outstanding unsettled or unexercised Rollover Equity Award (other than Rollover Restricted Stock), such that each such Rollover Equity Award is increased in value by the equivalent of the product of (1) the quotient of (A) the number of shares of Acquiror Common Stock subject to such Rollover Equity Award outstanding on the First Earnout Achievement Date divided by (B) the First Earnout Fully Diluted Shares multiplied by (2) 12,500,000; provided that any such adjustments shall be subject to the same vesting terms and conditions as the underlying Rollover Equity Award.

(b)    If, at any time during the five (5) years following the Closing, the VWAP of Acquiror Common Stock is greater than or equal to $15.00 for any twenty (20) Trading Days within any thirty- (30-) Trading Day period (such time when the foregoing is first satisfied, the “Second Earnout Achievement Date”), the Company shall promptly:

(i)    issue to each holder of shares of Company Common Stock outstanding immediately prior to the Effective Time (including holders of shares of Company Common Stock resulting from the conversion of Company Preferred Stock described in Section 3.01(a) or issued as a result of the transactions contemplated by Section 3.05(d)(i)), a number of shares of Acquiror Common Stock equal to the product of (1) the quotient of (A) the number of shares of Acquiror Common Stock issued to such holder at the Effective Time in respect of the Company Common Stock held by such holder as of immediately prior to the Effective Time divided by (B) the Second Earnout Fully Diluted Shares multiplied by (2) 12,500,000;

(ii)    issue to each holder of shares of Acquiror Common Stock who received such Acquiror Common Stock in respect of a settled, vested, or exercised Rollover Equity Award, as applicable, a number of shares of Acquiror Common Stock equal to the product of (1) the quotient of (A) the number of shares of Acquiror Common Stock so issued to such holder in respect of such Rollover Equity Award divided by (B) the Second Earnout Fully Diluted Shares multiplied by (2) 12,500,000;

(iii)    issue to each holder of shares of Rollover Restricted Stock, a number of shares of restricted Acquiror Common Stock (subject to the same vesting terms as the Rollover Restricted Stock) equal to the product of (1) the quotient of (A) the number of shares of restricted Acquiror Common Stock so issued to such holder in respect of the Rollover Restricted Stock outstanding on the Second Earnout Achievement Date divided by (B) the Second Earnout Fully Diluted Shares multiplied by (2) 12,500,000; and

(iv)    the Company shall adjust the strike price and/or other terms and conditions of each outstanding unsettled or unexercised Rollover Equity Award (other than Rollover Restricted Stock), such that each such Rollover Equity Award is increased in value by the equivalent of the product of (1) the quotient of (A) the number of shares of Acquiror Common Stock subject to such Rollover Equity Award outstanding on the Second Earnout Achievement Date divided by (B) the Second Earnout Fully Diluted Shares multiplied by (2) 12,500,000; provided that any such adjustments shall be subject to the same vesting terms and conditions as the underlying Rollover Equity Award.

(c)    The Acquiror Common Stock price targets set forth in Section 3.06(a) and Section 3.06(b) and the number of shares to be issued pursuant to Section 3.06(a) and Section 3.06(b) shall be equitably adjusted for any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event affecting the Acquiror Common Stock after the date of this Agreement.

(d)    In the event that there is an agreement with respect to an Acquiror Sale entered into after the Closing and prior to the date that is five (5) years following the Closing Date, the First Earnout Achievement Date shall be deemed to occur on the day prior to the closing of such Acquiror Sale if the price paid per share of Common Stock in such Acquiror Sale exceeds $12.50 and the Second Earnout Achievement Date shall also be deemed to occur on the day prior to the closing of such Acquiror Sale if the price paid per share of Common Stock in such Acquiror Sale exceeds $15.00 (in each case, to the extent such date has not already occurred; to the extent the price paid per share includes contingent consideration or property other than cash, the Acquiror Board shall determine the price paid per share of Common Stock in such Acquiror Sale in good faith) and the Company shall issue the Acquiror Common Stock issuable pursuant to Section 3.06(a) and Section 3.06(b) on the date prior to the closing of such Acquiror Sale (in each case, to the extent such Acquiror Common Stock has not previously been issued).

3.07    Withholding. Each of Acquiror, Merger Sub, the Company, the Surviving Company and their respective Affiliates shall be entitled to deduct and withhold from any amounts otherwise deliverable or payable under this Agreement such amounts that any such Persons are required to deduct and withhold with respect to any of the deliveries and payments contemplated by this Agreement under the Code or any other applicable Law, including with respect to shares of Acquiror Common Stock to be issued in respect of Rollover Equity Awards pursuant to Section 3.06(a) or Section 3.06(b), through the withholding of a number of such shares; provided that before making any deduction or withholding pursuant to this Section 3.07 other than with respect to compensatory payments made pursuant to Section 3.05 and Section 3.06, Acquiror shall give the Company at least five days prior written notice of any anticipated deduction or withholding (together with any legal basis therefor) to provide the Company with sufficient opportunity to provide any forms or other documentation from the applicably equity holders or take such other steps in order to avoid such deduction or withholding and shall reasonably consult and cooperate with the Company in good faith to attempt to reduce or eliminate any amounts that would otherwise be deducted or withheld pursuant to this Section 3.07. To the extent that Acquiror, Merger Sub, the Company, the Surviving Company or any of their respective Affiliates withholds such amounts with respect to any Person and properly remits such withheld amounts to the applicable Governmental Authority, such withheld amounts shall be treated as having been paid to or on behalf of such Person for all purposes. In the case of any such payment payable to employees of the Company or its Affiliates in connection with the Merger treated as compensation, the parties shall cooperate to pay such amounts through the Company’s or its Subsidiary’s payroll to facilitate applicable withholding.

3.08    Cash in Lieu of Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Acquiror Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 3.01(b), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Acquiror Common Stock. In lieu of the issuance of any such fractional share, Acquiror shall pay to each former holder of Company Common Stock who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Acquiror Common Stock to which such holder otherwise would have been entitled but for this Section 3.08) multiplied by (ii) an amount equal to the VWAP of shares of Acquiror Common Stock for the 20 trading days prior to the date that is three Business Days prior to the Closing.

3.09    Payment of Expenses.

(a)    No sooner than five or later than two Business Days prior to the Closing Date, the Company shall provide to Acquiror a written report setting forth a list of the following fees and expenses incurred by or on behalf of the Company or the Company Shareholders in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to the Company or the Company Shareholders incurred in connection with the Transactions and (ii) the fees and expenses of any other agents, advisors, consultants, experts and financial advisors employed by the Company in connection with the Transactions (collectively, the “Outstanding Company Expenses”). On the Closing Date following the Closing, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Company Expenses.

(b)    No sooner than five or later than two Business Days prior to the Closing Date, Acquiror shall provide to the Company a written report setting forth a list of all fees and disbursements of Acquiror, Merger Sub or the Sponsors for outside counsel and fees and expenses of Acquiror, Merger Sub or the Sponsors or for any other agents, advisors, consultants, experts and financial advisors employed by or on behalf of Acquiror, Merger Sub or the Sponsors in connection with the Transactions (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding Acquiror Expenses”). On the Closing Date following the Closing, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Acquiror Expenses.

3.10    Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and owned by a holder who is entitled to demand and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. At the Effective Time, (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (b) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses such holder’s right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Per Share Merger Consideration in accordance with this Article III. The Company shall give Acquiror prompt notice (and in any event within two Business Days) of any demands received by the Company for appraisal of shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Acquiror shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Acquiror, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent) or in the Holdings SEC Reports filed or furnished by APX Group Holdings, Inc. on or after December 31, 2016 (including any Holdings SEC Reports filed or furnished prior to December 31, 2016 to the extent incorporated by reference in Holdings SEC Reports filed or furnished on or after December 31, 2016; and excluding (x) any disclosures in such Holdings SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature and (y) any exhibits or other documents appended thereto), the Company represents and warrants to Acquiror and Merger Sub as follows:

4.01    Corporate Organization of the Company.

(a)    The Company has been duly incorporated, is validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The certificate of incorporation and by-laws of the Company previously made available by the Company to Acquiror are true, correct and complete and are in effect as of the date of this Agreement.

(b)    The Company is licensed or duly qualified and in good standing as a foreign company in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.02    Subsidiaries.

(a)    The Significant Subsidiaries of the Company as of the date hereof are set forth on Schedule 4.02, including, as of such date, a description of the capitalization of each such Significant Subsidiary and the names of the record owners of all securities and other equity interests in each Significant Subsidiary. Each Significant Subsidiary has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted, in each case, except where the failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Significant Subsidiary is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)    As of the date hereof, except for the Company’s or any of its Subsidiaries’ ownership interest in such Subsidiaries, neither the Company nor its Subsidiaries own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

4.03    Due Authorization. The Company has all requisite company power and authority to execute and deliver this Agreement and each ancillary agreement to this Agreement to which it is a party and (subject to the approvals described in Section 4.05 and the adoption of this Agreement by holders of a majority of the voting power of the outstanding shares of Company Stock (the “Company Requisite Approval”)) to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such ancillary agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Company Board and upon receipt of the Company Requisite Approval, no other company proceeding on the part of the Company is necessary to authorize this Agreement or such ancillary agreements or the Company’s performance hereunder or thereunder. This Agreement has been, and each such ancillary agreement will be, duly and validly executed and delivered by the Company and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Company Shareholder Approval is the only vote of the holders of any class or series of capital stock of the Company required to approve and adopt this Agreement and approve the transactions contemplated hereby.

4.04    No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.05 or on Schedule 4.05, the execution, delivery and performance of this Agreement and each ancillary agreement to this Agreement to which it is a party by the Company and the consummation of the transactions contemplated hereby do not and will not (a) conflict with or violate any provision of, or result in the breach of, the certificate of formation, bylaws or other organizational documents of the Company or its Subsidiaries, (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to the Company or its Subsidiaries, or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract of the type described in Section 4.12(a), whether or not set forth on Schedule 4.12(a), or any Leased Real Property document to which the Company or its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties, equity interests or assets of the Company or its Subsidiaries, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.05    Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Law, (b) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to consummate the Transactions and (c) as otherwise disclosed on Schedule 4.05.

4.06    Capitalization.

(a)    The authorized capital stock of the Company consists of (i) 2,000,000 shares of Company Common Stock, 1,009,144.0204 of which are issued and outstanding as of the date of this Agreement and (ii) 400,000 shares of the Company Preferred Stock, 79,791.0648 of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Securities Law, (iii) were not issued in breach or violation of any preemptive rights or Contract, and (iv) prior to giving effect to Section 3.05 and Exhibit E, are fully vested. Set forth on Schedule 4.06(a) is a true, correct and complete list of each holder of shares of Company Common Stock, Company Preferred Stock or other equity interests of the Company (other than Company Group Equity Awards) and the number of shares of Company Common Stock, Company Preferred Stock or other equity interests held by each such holder as of the date hereof. Except as set forth in this Section 4.06 or on Schedule 4.06(a) or pursuant to the Company Group Stock Plans, as of the date hereof there are no other shares of Company Common Stock, Company Preferred Stock or other equity interests of the Company authorized, reserved, issued or outstanding.

(b)    Except for (i) Company Group Equity Awards granted pursuant to the Company Group Stock Plans and (ii) the Company Preferred Stock, as of the date hereof there are (x) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Company Common Stock or the equity interests of the Company, or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company and (y) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company. As of the date hereof, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company. Except as set forth on Schedule 4.06(b), there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company’s stockholders may vote. Except as set forth on Schedule 4.06(b), as of the date hereof the Company is not party to any shareholders agreement, voting agreement or registration rights agreement relating to its equity interests. With respect to each Company Group Equity Award, other than any awards granted under the Company Group LTIP Plans, Schedule 4.06(b) sets forth, as of the date hereof, the name of the holder of such Company Group Equity Award, the type of security or property that such Company Group Equity Award covers, the number of vested and unvested units or shares covered by such Company Group Equity Award, the date of grant and the cash exercise price, strike price or offset amount per share/unit of such Company Group Equity Award, as applicable. Schedule 4.06(b) sets forth, as of the date hereof, the total number of shares and the strike price with respect to the Company Group SARs underlying each Company Group LTIP Plan.

(c)    As of the date hereof, the outstanding shares of capital stock or other equity interests of the Company’s Significant Subsidiaries (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law and (iii) were not issued in breach or violation of any preemptive rights or Contract. As of the date hereof, other than with respect to the Company Group Equity Awards, there are (A) no subscriptions, calls, rights or other securities convertible into or exchangeable or exercisable for the equity interests of the Company’s Significant Subsidiaries (including any convertible preferred equity certificates), or any other Contracts to which any of the Company’s Subsidiaries is a party or by which any of the Company’s Significant Subsidiaries is bound obligating such Significant Subsidiaries to issue or sell any shares of capital stock of, other equity interests in or debt securities of, such Significant Subsidiaries, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company’s Significant Subsidiaries. Other than with respect to the Company Group Equity Awards, as of the date hereof, there are no outstanding contractual obligations of the Company’s Significant Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company’s Significant Subsidiaries. Except as set forth on Schedule 4.06(c), there are no outstanding bonds, debentures, notes or other indebtedness of the Company’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the such Subsidiaries’ stockholders may vote. Except as forth on Schedule 4.06(c), the Company’s Subsidiaries are not party to any stockholders agreement, voting agreement or registration rights agreement relating to the equity interests of the Company’s Subsidiaries.

(d)    As of the date hereof, the Company is the direct or indirect owner of, and has good and marketable direct or indirect title to, all the issued and outstanding shares of capital stock or equity interests of its Significant Subsidiaries free and clear of any Liens other than Permitted Liens. Except as set forth on Schedule 4.06(d), there are no options or warrants convertible into or exchangeable or exercisable for the equity interests of the Company’s Significant Subsidiaries.

4.07    Financial Statements. Attached as Schedule 4.07 are (a) the audited consolidated balance sheets of APX Group Holdings, Inc. and its Subsidiaries as of December 31, 2016, as of December 31, 2017 and as of December 31, 2018 and the audited consolidated or combined income (loss) statements, statements of comprehensive income (loss), changes in equity and cash flows of APX Group Holdings, Inc. and its Subsidiaries for the same period, together with the auditor’s reports thereon (the “Audited Financial Statements”) and (b) the unaudited condensed consolidated balance sheets of APX Group Holdings, Inc. and its Subsidiaries as of June 30, 2019 and the unaudited condensed consolidated statements of operations, statements of comprehensive income (loss), cash flows and changes in equity of APX Group Holdings, Inc. and its Subsidiaries as of June 30, 2019 (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of APX Group Holdings, Inc. and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP (except, in the case of the Unaudited Financial Statements, for the absence of footnotes and other presentation items and normal year-end adjustments) and were derived from, and accurately reflect in all material respects, the books and records of APX Group Holdings, Inc. and its Subsidiaries. Other than the Audited Financial Statements, there are no audited financial statements (including any audited consolidated balance sheets, income (loss) statements, statements of comprehensive income (loss), changes in equity and cash flows) for the Company or any of its or APX Group Holdings, Inc.’s Subsidiaries with respect to calendar years 2016, 2017 and 2018.

4.08    Undisclosed Liabilities. There is no material liability, debt or obligation against the Company or its Subsidiaries that would be required to be set forth or reserved for on a balance sheet of the Company and its Subsidiaries (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for liabilities and obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Unaudited Financial Statements in the ordinary course of the operation of business of the Company and its Subsidiaries, (c) disclosed in the Schedules, (d) arising under this Agreement and/or the performance by the Company of its obligations hereunder or (e) that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

4.09    Litigation and Proceedings. There are no pending or, to the knowledge of the Company, threatened, Actions and, to the knowledge of the Company, there are no pending or threatened investigations, in each case, against the Company or its Subsidiaries, or otherwise affecting the Company or its Subsidiaries or their assets, including any condemnation or similar proceedings, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor its Subsidiaries or any property, asset or business of the Company or its Subsidiaries is subject to any Governmental Order, or, to the knowledge of the Company, any continuing investigation by, any Governmental Authority, in each case that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no unsatisfied judgment or any open injunction binding upon the Company or its Subsidiaries which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company or its Subsidiaries to consummate the Transactions.

4.10    Compliance with Laws.

(a)    Except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are, and since December 31, 2016 have been, in compliance in all material respects with all applicable Laws. Neither of the Company nor its Subsidiaries has received any written notice from any Governmental Authority of a violation of any applicable Law by the Company or its Subsidiaries at any time since December 31, 2016, which violation would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)    Since December 31, 2016, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, have a Material Adverse Effect, (i) there has been no action taken by the Company, its Subsidiaries, or, to the knowledge of the Company, any officer, director, manager, employee, agent, representative or sales intermediary of the Company or its Subsidiaries, in each case, acting on behalf of the Company or its Subsidiaries, in violation of any applicable Anti-Corruption Law,

(ii) neither the Company nor its Subsidiaries has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither the Company nor its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) neither the Company nor its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.

4.11    Intellectual Property.

(a)    Schedule 4.11(a) sets forth, as of the date hereof, a true and complete list, including owner, jurisdiction, and serial and application numbers, of all Patents, all registered copyrights, all registered trademarks, all domain name registrations and all pending registration applications for any of the foregoing, in each case, that are owned or purported to be owned by the Company or a Subsidiary (the “Registered Intellectual Property”). Except (i) as set forth on Schedule 4.11(a) or (ii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries is the sole and exclusive owner of all Registered Intellectual Property set forth on Schedule 4.11(a) and all other Owned Intellectual Property free and clear of all Liens, other than Permitted Liens.

(b)    Except (i) as set forth on Schedule 4.11(b) or (ii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, as of the date hereof, no proceedings are pending or, to the Company’s knowledge, threatened in writing (including unsolicited offers to license Patents), as of the date of this Agreement, against the Company or any Subsidiary by any third party claiming infringement, misappropriation or other violation of Intellectual Property owned by such third party in the conduct of the Company’s business. Except (x) as set forth on Schedule 4.11(b) or (y) except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any Subsidiary is a party to any pending proceedings, as of the date of this Agreement, claiming infringement, misappropriation or other violation by any third party of its Intellectual Property. Except as set forth on Schedule 4.11(b), within the two (2) years preceding the date of this Agreement, the conduct of the Company’s business has not infringed, misappropriated or otherwise violated the Intellectual Property of any third party, except for such infringements, misappropriations, dilutions and other violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, no third party is infringing, misappropriating or otherwise violating any Owned Intellectual Property except for such infringements, misappropriations, dilutions and other violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, the Subsidiaries and/or the Company, as the case may be, either own(s), has a valid license to use or otherwise has the lawful right to use, all of the Company Intellectual Property and Company Software, except for such Company Intellectual Property and Company Software with respect to which the lack of such ownership, license or right to use would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and the Subsidiaries have undertaken commercially reasonable efforts to protect the confidentiality of any trade secrets included in the Owned Intellectual Property that are material to their business.

(d)    No director, officer or employee of the Company has any ownership interest in any of the Owned Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has implemented policies whereby employees and contractors of the Company who create or develop any Intellectual Property in the course of their employment or provision of services for the Company or any of its Subsidiaries are required to assign to the Company all of such employee’s or contractor’s rights therein, and all such employees and contractors have executed valid written agreements pursuant to which such Persons have assigned (or are obligated to assign) to the Company or its applicable

Subsidiaries all of such employee’s or contractor’s rights in and to such Intellectual Property that did not vest automatically in the Company or its Subsidiary by operation of law (and, in the case of contractors, to the extent such Intellectual Property was intended to be proprietary to the Company or its Subsidiary), except in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e)    Except as set forth on Schedule 4.11(e), or otherwise as would not materially adversely affect the Owned Intellectual Property, no government funding and no facilities or other resources of any university, college, other educational institution or research center were used in the development of any Owned Intellectual Property.

(f)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries is in material compliance with the terms and conditions of all material licenses for “free software,” “open source software” or under a similar licensing or distribution term (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License) (“Open Source Materials”) used by the Company or any of its Subsidiaries in any way.

(g)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has (i) incorporated Open Source Materials into, or combined Open Source Materials with, the material Owned Intellectual Property or Owned Company Software, (ii) distributed Open Source Materials in conjunction with any Owned Intellectual Property or Owned Company Software or (iii) used Open Source Materials in any Owned Intellectual Property or Owned Company Software (including any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works or (C) redistributable at no charge), in each case of the foregoing clauses (i), (ii) and (iii), in such a way that grants or otherwise requires the Company or its Subsidiaries to license, grant rights or otherwise provide to any third party any material Owned Intellectual Property, including, but not limited to, the source code for any Owned Company Software.

(h)    Except as set forth on Schedule 4.11(h) or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) with respect to all material Company Software owned by the Company (the “Owned Company Software”), the Company is in actual possession or control of the applicable material source code, object code, code writes, notes, documentation, and know-how to the extent required for use, distribution, development, enhancement, maintenance and support of such Owned Company Software, (ii) the Company has not disclosed source code for Owned Company Software to a third party outside of the scope of a written agreement that protects the Company’s rights in such source code and obligates the third party to maintain the confidentiality of the source code, (iii) to the knowledge of the Company, no Person other than the Company is in possession of, or has rights to possess, any source code for Owned Company Software and (iv) except as set forth on Schedule 4.11(h) or under non-exclusive licenses granted by the Company to customers in the ordinary course of business, no Person other than the Company has any rights to use any Owned Company Software.

(i)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) to the knowledge of the Company, there have been no unauthorized intrusions or breaches of the security of the information technology systems currently used to provide material products to customers in the conduct of their business as it is currently conducted (the “IT Systems”) during the two-year period preceding the date hereof and (ii) the Company and its Subsidiaries have in place adequate security controls and disaster recovery plans and procedures for the IT Systems and (iii) to the knowledge of the Company, there have been no unauthorized intrusions or breaches of the security of the IT Systems in the two-year period preceding the date hereof that, pursuant to any legal requirement, would require the Company or a Subsidiary to notify customers or employees of such breach or intrusion.

(j)    Except where the failure to be, or to have been, in compliance with such Laws except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Significant Subsidiaries’ and the Company’s collection, use, disclosure, storage and transfer of Personal Information in connection with their business complies in all material respects with, and for the two (2) years prior to the date of this Agreement has complied in all material respects with (i) any Contract to which any of them is a party, (ii) any of their published privacy policies or (iii) any applicable Privacy Laws and any applicable mandatory standards in the industries in which the business of the Company and the Subsidiaries operates that concern privacy, data protection, confidentiality or information security.

4.12    Contracts; No Defaults.

(a)    Schedule 4.12(a) contains a listing of all Contracts (other than purchase orders) described in clauses (i) through (ix) below to which, as of the date of this Agreement, the Company or one or more of its Subsidiaries is a party or by which any of their respective assets are bound. True, correct and complete copies of the Contracts listed on Schedule 4.12(a) have been delivered to or made available to Acquiror or its agents or representatives.

(i)    each employee collective bargaining Contract;

(ii)    any Contract pursuant to which the Company or any of its Subsidiaries (A) licenses from a third party Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole, other than click-wrap, shrink-wrap and off-the-shelf software licenses, and any other software licenses that are commercially available on reasonable terms to the public generally with license, maintenance, support and other fees less than $1,000,000 per year or (B) licenses to a third party to use Owned Intellectual Property or Owned Company Software (other than any licenses granted to customers, suppliers or service providers in the ordinary course of business);

(iii)    any Contract which restricts in any material respect or contains any material limitations on the ability of the Company or its Subsidiaries to compete in any line of business or in any geographic territory;

(iv)    any Contract under which the Company or its Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness, (B) granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness or (C) extended credit to any Person (other than (1) intercompany loans and advances and (2) customer payment terms in the ordinary course of business), in each case of clauses (A), (B) and (C), in an amount in excess of $20,000,000 of committed credit;

(v)    any principal transaction Contract entered into in connection with a completed acquisition or disposition by the Company or its Subsidiaries since December 31, 2016 involving consideration in excess of $25,000,000 of any Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner);

(vi)    any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $5,000,000 or, together with all related Contracts, in excess of $25,000,000, in each case, other than sales or purchases in the ordinary course of business consistent with past practices and sales of obsolete equipment;

(vii)    any Contract not made in the ordinary course of business and not disclosed pursuant to any other clause under this Section 4.12 and expected to result in revenue or require expenditures in excess of $5,000,000 in the calendar year ended December 31, 2018 or any subsequent calendar year;

(viii)    any Contract between the Company or its Subsidiaries, on the one hand, and any of Company’s shareholders, on the other hand, that will not be terminated at or prior to the Closing; and

(ix)    any Contract establishing any joint venture, partnership, strategic alliance or other collaboration that is material to the business of the Company and its Subsidiaries taken as a whole.

(b)    Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type described in Section 4.12(a), whether or not set forth on Schedule 4.12(a), (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of the Company or its Subsidiaries party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of the Company, are enforceable by the Company or its Subsidiaries to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) none of the Company, its Subsidiaries or, to the knowledge of the Company, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (iii) since December 31, 2017, neither the Company nor its Subsidiaries have received any written or, to the knowledge of the Company, oral claim or notice of material breach of or material default under any such Contract, (iv) to the knowledge of the Company, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both) and (v) since December 31, 2017 through the date hereof, neither the Company nor its Subsidiaries have received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

4.13    Company Benefit Plans.

(a)    Schedule 4.13(a) sets forth a complete list of each material Company Benefit Plan. “Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and any other material, written plan, policy, program, arrangement or agreement (other than standard employment agreements that can be terminated at any time without severance or termination pay and upon notice of not more than 60 days or such longer period as may be required by applicable Law) providing compensation or benefits to any current or former director, officer, employee, independent contractor or other service provider, in each case, that is maintained, sponsored or contributed to by the Company or its Subsidiaries or under which the Company or its Subsidiaries has or could reasonably be expected to have any obligation or liability, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements, but not including any Multiemployer Plan or any plan, policy, program, arrangement or agreement that covers only former directors, officers, employees, independent contractors and service providers and with respect to which the Company and its Subsidiaries have no remaining obligations or liabilities.

(b)    With respect to each Company Benefit Plan, the Company has delivered or made available to Acquiror correct and complete copies (or to the extent no copy exists, an accurate summary) of, if applicable, (i) the current plan document and any trust agreement, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 filed with the Internal Revenue Service (or, with respect to non-U.S. plans, any comparable annual or periodic report), (iv) the most recent actuarial valuation and (v) the most recent determination or opinion letter issued by the Internal Revenue Service (or applicable comparable Governmental Authority).

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Company Benefit Plan has been administered in compliance with its terms and all applicable Laws, including ERISA and the Code and all contributions required to be made under the terms of any Company Benefit Plan as of the date this representation is made have been timely made or, if not yet due, have been properly reflected in the Company’s financial statements.

(d)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification, (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter. To the knowledge of the Company, no event has occurred that would reasonably be expected to result in the loss of the tax-qualified status of such plans.

(e)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries or ERISA Affiliates sponsored, maintained, contributed to or was required to contribute to, at any point during the six (6) year period prior to the date hereof, a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan, in each case, that is subject to Title IV of ERISA. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no circumstance or condition exists that would reasonably be expected to result in an actual obligation of the Company or any of its Subsidiaries to pay money to any Multiemployer Plan or other pension plan that is subject to Title IV of ERISA and that is maintained by an ERISA Affiliate of the Company. For purposes of this Agreement, “ERISA Affiliate” means any entity (whether or not incorporated) other than the Company or a Subsidiary of the Company that, together with the Company, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code.

(f)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to the Company Benefit Plans, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other Governmental Authorities is pending or, to the knowledge of the Company, threatened.

(g)    Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) will result in the acceleration, vesting or increase of any rights of any director, officer or employee of the Company or its Subsidiaries to material payments or benefits or any loan forgiveness, in each case, from the Company or any of its Subsidiaries or Affiliates.

(h)    No amount or benefit that could be, or has been, received by any current or former employee, officer or director of the Company or any Subsidiary of the Company who is a “disqualified individual” within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section  280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

4.14     Labor Matters.

(a)    (i) Neither the Company nor its Subsidiaries is a party to or bound by any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council and no such agreements or arrangements are currently being negotiated by the Company or its Subsidiaries, (ii) no labor union or organization, works council or group of employees of the Company or its Subsidiaries has made a pending written demand for recognition or certification and (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding pending or, to the knowledge of the Company, threatened in writing to be brought or filed with the National Labor Relations Board or any other applicable labor relations authority.

(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Company and its Subsidiaries (i) is in compliance with all applicable Laws regarding employment and employment practices, including, without limitation, all laws respecting terms and conditions of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, pay equity, overtime pay, employee leave issues, the proper classification of employees and independent contractors, the proper classification of exempt and non-exempt employees, and unemployment insurance, (ii) has not been adjudged to have committed any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved and (iii) since January 1, 2017, has not experienced any actual or, to the knowledge of the Company, threatened arbitrations, grievances, labor disputes, strikes, lockouts, picketing, hand-billing, slowdowns or work stoppages against or affecting the Company or its Subsidiaries.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(d)    To the knowledge of the Company, no employee of the Company or its Subsidiaries at the level of senior vice president or above is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation: (i) to the Company or its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or its Subsidiaries or (B) to the knowledge or use of Trade Secrets or proprietary information.

4.15    Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a)    All Tax Returns required by Law to be filed by the Company or its Subsidiaries have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings).

(b)    All amounts of Taxes shown due on any Tax Returns of the Company and its Subsidiaries and all other amounts of Taxes owed by the Company and its Subsidiaries have been timely paid.

(c)    Each of the Company and its Subsidiaries has (i) withheld all amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, shareholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.

(d)    Neither the Company nor its Subsidiaries is currently engaged in any audit, administrative or judicial proceeding with a taxing authority with respect to Taxes. Neither the Company nor its Subsidiaries has received any written notice from a taxing authority of a proposed deficiency of an amount of Taxes, other than any such deficiencies that have since been resolved. No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of the Company or its Subsidiaries, and no written request for any such waiver or extension is currently pending.

(e)    Neither the Company nor its Subsidiaries (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the prior two years.

(f)    Neither the Company nor its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(g)    Except with respect to deferred revenue or prepaid subscription revenues collected by the Company and its Subsidiaries in the ordinary course of business, neither the Company nor its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (B) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issue or executed prior to the Closing; (C) installment sale or open transaction disposition made prior to the Closing; (D) prepaid amount received prior to the Closing; (E) to the knowledge of the Company, intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing; or (F) Section 965 of the Code.

(h)    There are no Liens with respect to Taxes on any of the assets of the Company or its Subsidiaries, other than Permitted Liens.

(i)    Neither the Company nor its Subsidiaries has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or (ii) as a transferee or successor.

(j)    Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(k)    Neither the Company nor any of its Subsidiaries has made an entity classification election pursuant to Treasury Regulation Section 301.7701-3 to be classified as other than such entity’s default classification pursuant to Treasury Regulation Section 301.7701-3(b) for U.S. federal income tax purposes.

(l)    Neither the Company nor any of its Subsidiaries is, and has not been at any time during the five (5) year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m)    Each of the Company and its Subsidiaries is in compliance with applicable United States and foreign transfer pricing Laws and regulations in all material respects, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of each of the Company and its Subsidiaries.

(n)    To the knowledge of the Company, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(o)    The Company has not made an election under Section 965(h) of the Code.

(p)    Other than the representations and warranties set forth in Section 4.13, this Section 4.15 contains the exclusive representations and warranties of the Company with respect to Tax matters. Nothing in this Section 4.15 shall be construed as providing a representation or warranty with respect to (i) other than the representations and warranties set forth in Section 4.15(g) any taxable period (or portion thereof) beginning following the Closing Date or (ii) the existence, amount, expiration date or limitations on (or availability of) any Tax attribute.

4.16    Brokers’ Fees. Except as described on Schedule 4.16, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, its Subsidiaries or any of their Affiliates for which the Company or any of its Subsidiaries has any obligation.

4.17    Insurance. Schedule 4.17 contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, the Company or its Subsidiaries as of the date of this Agreement. True, correct and complete copies or comprehensive summaries of such insurance policies have been made available to Acquiror. With respect to each such insurance policy required to be listed on Schedule 4.17, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date), (ii) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (iii) neither the Company nor its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the knowledge of the Company, no such action has been threatened and (iv) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals.

4.18    Real Property; Assets.

(a)    Neither the Company nor any other Subsidiary of the Company owns any real property. Neither the Company nor any of its Subsidiaries is a party to any agreement or option to purchase any real property or material interest therein.

(b)    Schedule 4.18(b) contains a true, correct and complete list of all Leased Real Property. The Company has made available to Acquiror true, correct and complete copies of the leases, subleases, licenses and occupancy agreements (including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto) for the Leased Real Property to which the Company or its Subsidiaries is a party (the “Real Estate Lease Documents”), and such deliverables comprise all Real Estate Lease Documents relating to the Leased Real Property.

(c)    Each Real Estate Lease Document (i) is a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries and, to the knowledge of the Company, the other parties thereto, as applicable, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, and each such lease is in full force and effect, (ii) has not been amended or modified except as reflected in the Real Estate Lease Documents made available to Acquiror and (iii) to the knowledge of the Company, covers the entire estate it purports to cover and, subject to securing the consents or approvals, if any, required under the Real Estate Lease Documents to be obtained from any landlord, or lender to landlord (as applicable), in connection with the execution and delivery of this Agreement by the Company or the consummation of the transaction contemplated hereby by the Company, upon the consummation of the transactions contemplated by this Agreement, will entitle Acquiror or its Subsidiaries to the exclusive use (subject to the terms of the respective Real Estate Lease Documents in effect with respect to the Leased Real Property), occupancy and possession of the premises specified in the Real Estate Lease Documents for the purpose specified in the Real Estate Lease Documents.

(d)    No material default or breach by (i) the Company or its Subsidiaries or (ii) to the knowledge of the Company, any other parties thereto, as applicable, presently exists under any Real Estate Lease Documents. Neither the Company nor its Subsidiaries has received written or, to the knowledge of the Company, oral notice of default or breach under any Real Estate Lease Document which has not been cured. To the knowledge of the Company, no event has occurred that, and no condition exists which, with notice or lapse of time or both, would constitute a material default or breach under any Real Estate Lease Document by the Company or its Subsidiaries or by the other parties thereto. Neither the Company nor its Subsidiaries has subleased or otherwise granted any Person the right to use or occupy any Leased Real Property which is still in effect. Neither the Company nor its Subsidiaries has collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein which is still in effect. The Company or its Subsidiaries has a good and valid leasehold title to each Leased Real Property subject only to Permitted Liens.

(e)    Neither the Company nor its Subsidiaries has received any written notice that remains outstanding as of the date of this Agreement that the current use and occupancy of the Leased Real Property and the improvements thereon (i) are prohibited by any Lien or law other than Permitted Liens or (ii) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Leased Real Property.

(f)    Except for Permitted Liens and licenses of Intellectual Property and Software, the Company and its Subsidiaries have good and valid title to the assets of the Company and its Subsidiaries.

4.19    Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a)    the Company and its Subsidiaries are and, during the last three years, have been in compliance with all Environmental Laws;

(b)    there has been no release of any Hazardous Materials at, in, on or under any Leased Real Property or in connection with the Company’s or its Subsidiaries’ operations off-site of the Leased Real Property or, to the knowledge of the Company, at, in, on or under any formerly owned or leased real property during the time that the Company owned or leased such property;

(c)    neither the Company nor its Subsidiaries is subject to any current Governmental Order relating to any non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;

(d)    no Action is pending or, to the knowledge of the Company, threatened and, to the knowledge of the Company, no investigation is pending or threatened with respect to the Company’s or its Subsidiaries’ compliance with or liability under Environmental Law;

(e)    the Company has made available to the Acquiror all material environmental reports (including any Phase One or Phase Two environmental site assessments), audits, correspondence or other documents relating to the Leased Real Property or any formerly owned or operated real property or any other location for which the Company may be liable in its possession, custody or control.

4.20    Absence of Changes.

(a)    Since December 31, 2018, there has not been any change, development, condition, occurrence, event or effect relating to the Company or its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

(b)    From June 30, 2019 through the date of this Agreement, the Company and its Subsidiaries (i) have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practices and (ii) have not taken any action that (A) would require the consent of the Acquiror pursuant to Section 6.01 if such action had been taken after the date hereof and (B)  is material to the Company and its Subsidiaries, taken as a whole.

4.21    Affiliate Agreements. Except as set forth on Schedule 4.21 and except for, in the case of any employee, officer or director, any employment Contract or Contract with respect to the issuance of equity in the Company, none of the Company or its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any (i) present or former executive officer or director of any of the Company or its Subsidiaries, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or its Subsidiaries or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, a “Company Affiliate Agreement”).

4.22    Internal Controls. The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.23    Permits. Each of the Company and its Subsidiaries has all material Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) each Material Permit is in full force and effect in accordance with its terms, (b) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by the Company or its Subsidiaries, (c) to the knowledge of the Company, none of such Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions, (d) there are no Actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit and (e) each of the Company and its Subsidiaries is in compliance with all Material Permits applicable to the Company or its Subsidiaries.

4.24    Registration Statement. None of the information relating to the Company or its Subsidiaries supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion or incorporation by reference in the Registration Statement will, as of the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 4.24, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of the Company for use therein.

4.25    No Additional Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Schedules), the Company expressly disclaims any representations or warranties of any kind or nature, express or implied, as to the condition, value or quality of the Company or the Company’s assets, and the Company specifically disclaims any representation or warranty of merchantability, usage, suitability or fitness for any particular purpose with respect to the Company’s assets, or as to the workmanship thereof, or the absence of any defects therein, whether latent or patent, it being understood that such subject assets are being acquired “as is, where is” on the Closing Date, and in their present condition, and Acquiror and Merger Sub shall rely on their own examination and investigation thereof. None of the Company’s Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or its Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or its Affiliates.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF ACQUIROR AND MERGER SUB

Except as set forth in the Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent) or in the Acquiror SEC Reports filed or furnished by Acquiror on or after October 13, 2017 (excluding (x) any disclosures in such Acquiror SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature and (y) any exhibits or other documents appended thereto), each of Acquiror and Merger Sub represents and warrants to the Company as follows:

5.01    Corporate Organization.

(a)    Acquiror is duly incorporated and is validly existing as a corporation in good standing under the Laws of Delaware and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The copies of the organizational documents of Acquiror previously delivered by Acquiror to the Company are true, correct and complete and are in effect as of the date of this Agreement. Acquiror is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its respective organizational documents. Acquiror is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions.

(b)    Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Other than Merger Sub, Acquiror has no other Subsidiaries or any equity or other interests in any other Person.

5.02    Due Authorization.

(a)    Each of Acquiror and Merger Sub has all requisite corporate or entity power and authority to execute and deliver this Agreement and each ancillary agreement to this Agreement to which it is a party and (subject to the approvals described in Section 5.07) (in the case of Acquiror), upon receipt of the Acquiror Stockholder Approval and the effectiveness of the A&R Charter, to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such ancillary agreements by each of Acquiror and Merger Sub and the consummation of the transactions contemplated hereby and thereby have been duly, validly and unanimously authorized by all requisite action and (in the case of Acquiror), except for the Acquiror Stockholder Approval and the effectiveness of the A&R Charter, no other corporate or equivalent proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement or such ancillary agreements or Acquiror’s or Merger Sub’s performance hereunder or thereunder. This Agreement has been, and each such ancillary agreement will be, duly and validly executed and delivered by each of Acquiror and Merger Sub and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each such ancillary agreement will constitute, a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against each of Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)    The affirmative vote of (i) holders of a majority of the outstanding shares of Acquiror Common Stock and Acquiror Class F Common Stock, voting together as a single class, shall be required to approve the Transaction Proposal, (ii) holders of a majority of the votes of Acquiror Common Stock and Acquiror Class F Common Stock, voting together as a single class, cast at the Special Meeting shall be required to approve each of the Issuance Proposal and each of the Subscription Proposals, (iii) (A) holders of a majority of the outstanding shares of Acquiror Common Stock and Acquiror Class F Common Stock, voting together as a single class, and (B) holders of at least two thirds of the outstanding shares of Acquiror Class F Common Stock entitled to vote at the Special Meeting, shall be required to approve the Amendment Proposal, and (iv) holders of a majority of the Acquiror Common Stock and Acquiror Class F Common Stock, voting together as a single class, voted at the Special Meeting shall be required to approve the Acquiror Omnibus Incentive Plan Proposal, in each case, assuming a quorum is present, to approve the Proposals are the only votes of any of Acquiror’s capital stock necessary in connection with the entry into this Agreement by Acquiror, and the consummation of the transactions contemplated hereby, including the Closing (the approval by Acquiror Stockholders of all of the foregoing, collectively, the “Acquiror Stockholder Approval”).

(c)    At a meeting duly called and held, the Acquiror Board has unanimously: (i) determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of Acquiror and its stockholders; (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (iii) approved the transactions contemplated by this Agreement as a Business Combination; and (iv) resolved to recommend to the stockholders of Acquiror approval of each of the matters requiring Acquiror Stockholder approval.

5.03    No Conflict. The execution, delivery and performance of this Agreement by each of Acquiror and Merger Sub and (in the case of Acquiror), upon receipt of the Acquiror Stockholder Approval and the effectiveness of the A&R Charter, the consummation of the transactions contemplated hereby do not and will not (a) conflict with or violate any provision of, or result in the breach of, the Acquiror Organizational Documents, any organizational documents of any Subsidiaries of Acquiror or any of the organizational documents of Merger Sub, (b) conflict with or result in any violation of any provision of any Law or Governmental Order applicable to each of Acquiror or Merger Sub or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which each of Acquiror or Merger Sub or any their respective Subsidiaries is a party or by which any of their respective assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or Merger Sub, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

5.04    Litigation and Proceedings. There are no pending or, to the knowledge of Acquiror, threatened, Actions and, to the knowledge of Acquiror, there are no pending or threatened investigations, in each case, against Acquiror, or otherwise affecting Acquiror or its assets, including any condemnation or similar proceedings, which, if determined adversely, could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions. There is no unsatisfied judgment or any open injunction binding upon Acquiror which could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

5.05    Compliance with Laws.

(a)    Except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions, the Acquiror and its Subsidiaries are, and since July 26, 2017 have been, in compliance in all material respects with all applicable Laws. Neither of the Acquiror nor its Subsidiaries has received any written notice from any Governmental Authority of a violation of any applicable Law by the Acquiror or its Subsidiaries at any time since July 26, 2017, which violation would reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

(b)    Since July 26, 2017, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions, (i) there has been no action taken by the Acquiror, its Subsidiaries, or, to the knowledge of the Acquiror, any officer, director, manager, employee, agent or representative of the Acquiror or its Subsidiaries, in each case, acting on behalf of the Acquiror or its Subsidiaries, in violation of any applicable Anti-Corruption Law, (ii) neither the Acquiror nor its Subsidiaries has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither the Acquiror nor its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) neither the Acquiror nor its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.

5.06    Employee Benefit Plans. Except as may be contemplated by the Acquiror Omnibus Incentive Plan Proposal, neither Acquiror, Merger Sub, nor any of their respective Subsidiaries maintains, contributes to or has any obligation or liability, or could reasonably be expected to have any obligation or liability, under, any “employee benefit plan” as defined in Section 3(3) of ERISA or any other material, written plan, policy, program, arrangement or agreement (other than standard employment agreements that can be terminated at any time without severance or termination pay and upon notice of not more than 60 days or such longer period as may be required by applicable Law) providing compensation or benefits to any current or former director, officer, employee, independent contractor or other service provider, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements, but not including any plan, policy, program, arrangement or agreement that covers only former directors, officers, employees, independent contractors and service providers and with respect to which Acquiror, Merger Sub or any of their respective Subsidiaries have no remaining obligations or liabilities (collectively, the “Acquiror Benefit Plans”) and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any shareholder, director, officer or employee of Acquiror, Merger Sub or any of their respective Subsidiaries, or (ii) result in the acceleration, vesting or creation of any rights of any shareholder, director, officer or employee of Acquiror, Merger Sub or any of their respective Subsidiaries to payments or benefits or increases in any existing payments or benefits or any loan forgiveness.

5.07    Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for applicable requirements of the HSR Act and any other applicable Antitrust Law, Securities Laws, the NYSE and the filing and effectiveness of the Certificate of Merger and the A&R Charter.

5.08    Financial Ability; Trust Account.

(a)    As of the date hereof, there is at least $350,000,000 invested in a trust account at J.P. Morgan Chase Bank, N.A. (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated October 18, 2017, by and between Acquiror and the Trustee (the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, the Trustee, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of Acquiror, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Acquiror SEC Reports to be inaccurate or (ii) entitle any Person (other than any Acquiror Stockholder who is a Redeeming Stockholder) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, Acquiror Organizational Documents and Acquiror’s final prospectus dated October 18, 2017. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Acquiror has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no Actions pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Since October 23, 2017, Acquiror has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to the Acquiror Organizational Documents shall terminate, and, as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to the Acquiror Organizational Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. Following the Effective Time, no Acquiror Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Stockholder is a Redeeming Stockholder.

(b)    As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, Acquiror has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror on the Closing Date.

(c)    As of the date hereof, Acquiror does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.

5.09    Taxes.

(a)    All material Tax Returns required by Law to be filed by Acquiror have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings).

(b)    All material amounts of Taxes shown due on any Tax Returns of Acquiror and all other material amounts of Taxes owed by Acquiror have been timely paid.

(c)    Acquiror has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, shareholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.

(d)    Acquiror is not currently engaged in any material audit, administrative or judicial proceeding with a taxing authority with respect to Taxes. Acquiror has not received any written notice from a taxing authority of a proposed deficiency of a material amount of Taxes, other than any such deficiencies that have since been resolved. No written claim has been made by any Governmental Authority in a jurisdiction where Acquiror does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of Acquiror, and no written request for any such waiver or extension is currently pending.

(e)    Acquiror has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the prior two years.

(f)    Acquiror has not been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(g)    Acquiror will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (B) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issue or executed prior to the Closing; (C) installment sale or open transaction disposition made prior to the Closing; (D) prepaid amount received prior to the Closing; (E) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing; or (F) Section 965 of the Code.

(h)    Acquiror does not have any liability for the Taxes of any Person (other than the Company or its Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or (ii) as a transferee or successor.

(i)    Acquiror is not party to, or bound by, or have any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(j)    To the knowledge of Acquiror, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(k)    Other than the representations and warranties set forth in Section 5.06, this Section 5.09 contains the exclusive representations and warranties of Acquiror with respect to Tax matters. Nothing in this Section 5.09 shall be construed as providing a representation or warranty with respect to (i) other than the representations and warranties set forth in Section 5.09(g) any taxable period (or portion thereof) beginning following the Closing Date or (ii) the existence, amount, expiration date or limitations on (or availability of) any Tax attribute.

5.10    Brokers’ Fees. Except for fees described on Schedule 5.10 (including the amounts owed with respect thereto), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Acquiror or Merger Sub or any of their respective Affiliates, including the Sponsors.

5.11    Acquiror SEC Reports; Financial Statements; Sarbanes-Oxley Act.

(a)    Acquiror has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since October 23, 2017 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Acquiror SEC Reports”). None of the Acquiror SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the Acquiror SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC), and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Acquiror as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended.

(b)    Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror and other material information required to be disclosed by Acquiror in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Acquiror’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act.

(c)    Acquiror has established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror’s financial statements for external purposes in accordance with GAAP.

(d)    There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e)    Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

(f)    To the knowledge of Acquiror, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Acquiror SEC Reports. To the knowledge of Acquiror, none of the Acquiror SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

5.12    Business Activities; Absence of Changes.

(a)    Since its incorporation, Acquiror has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Acquiror Organizational Documents, there is no agreement, commitment or Governmental Order binding upon Acquiror or to which Acquiror is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or any acquisition of property by Acquiror or the conduct of business by Acquiror as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions.

(b)    Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, Acquiror has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c)    Except for (i) this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.03), (ii) as set forth on Schedule 5.12(c) and (iii) with respect to fees and expenses of Acquiror’s legal, financial and other advisors, Acquiror is not, and at no time has been, party to any Contract with any other Person that would require payments by Acquiror in excess of $150,000 monthly, $250,000 in the aggregate annually with respect to any individual Contract or more than $500,000 in the aggregate annually when taken together with all other Contracts (other than this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.03) and Contracts set forth on Schedule 5.12(c)).

(d)    There is no liability, debt or obligation against Acquiror or its Subsidiaries, except for liabilities and obligations (i) reflected or reserved for on Acquiror’s consolidated balance sheet for the quarterly period ended June 30, 2019 or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to Acquiror and its Subsidiaries, taken as a whole), (ii) that have arisen since the date of Acquiror’s consolidated balance sheet for the quarterly period June 30, 2019 in the ordinary course of the operation of business of the Acquiror and its Subsidiaries (other than any such liabilities as are not and would not be, in the aggregate, material to Acquiror and its Subsidiaries, taken as a whole) or (iii) disclosed in Schedule 5.12(d).

(e)    Since its organization, Merger Sub has not conducted any business activities other than activities directed toward the accomplishment of the Merger. Except as set forth in Merger Sub’s organizational documents, there is no agreement, commitment, or Governmental Order binding upon Merger Sub or to which Merger Sub is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Merger Sub or any acquisition of property by Merger Sub or the conduct of business by Merger Sub as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Merger Sub to enter into and perform its obligations under this Agreement.

(f)    Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(g)    Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Merger and has no, and at all times prior to the Effective Time except as contemplated by this Agreement or the ancillary agreements to this

Agreement, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(h)    Since the date of Acquiror’s formation, (i) there has not been any change, development, condition, occurrence, event or effect relating to the Acquiror or its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions and (ii) from December 31, 2018 through the date of this Agreement, Acquiror and its Subsidiaries have not taken any action that (A) would require the consent of the Company pursuant to Section 7.03 if such action had been taken after the date hereof or (B) is material to the Acquiror and its Subsidiaries, taken as a whole.

(i)    None of Acquiror or Merger Sub or any of their respective Subsidiaries or Associates has an interest of five percent (5%) or greater in an entity that competes with the Company or any of its Subsidiaries in the field of: (i) home security monitoring services (including doorbell cameras), (ii) home energy management technology (i.e., auto-adjusting lighting or climate control), or (iii) “smart home” centralized home automation systems. For purposes of this Section 5.12(i), “Associate” is defined pursuant to 16 C.F.R. § 801.1(d)(2).

5.13    Registration Statement. As of the time the Registration Statement becomes effective under the Securities Act, the Registration Statement (together with any amendments or supplements thereto) will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing to the Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement.

5.14    No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, Acquiror and its Affiliates and any of its and their respective directors, officers, employees, stockholders, partners, members or representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates or any of their respective directors, officers, employees, stockholders, partners, members, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV or any certificate delivered in accordance with
Section 9.02(b), with all faults and without any other representation or warranty of any nature whatsoever.

5.15    Capitalization.

(a)    The authorized capital stock of Acquiror consists of (i) 1,000,000 shares of preferred stock, of which no shares of preferred stock are issued and outstanding as of the date of this Agreement, (ii) 220,000,000 shares of Acquiror Common Stock, consisting of 200,000,000 shares of Class A Common Stock and 20,000,000 shares of Class F Common Stock, of which (A) 34,500,000 shares of Acquiror Common Stock are issued and outstanding as of the date of this Agreement and 8,625,000 shares of Acquiror Class F Common Stock are issued and outstanding as of the date of this Agreement and (B) 17,433,334 Acquiror Warrants are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Acquiror Common Stock and Acquiror Warrants (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, (iii) were not issued in breach or violation of any preemptive rights or Contract and (iv) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Code Section 83, except as disclosed in the Acquiror SEC Reports with respect to certain Acquiror Common Stock held by the Sponsors.

(b)    Except for this Agreement, the Acquiror Warrants, the Forward Purchase Agreements and the Subscription Agreements, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Acquiror Common Stock or the equity interests of Acquiror, or any other Contracts to which Acquiror is a party or by which Acquiror is bound obligating Acquiror to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Acquiror, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Acquiror. Except as disclosed in the Acquiror SEC Reports or the Acquiror Organizational Documents, there are no outstanding contractual obligations of Acquiror to repurchase, redeem or otherwise acquire any securities or equity interests of Acquiror. There are no outstanding bonds, debentures, notes or other indebtedness of Acquiror having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Acquiror’s stockholders may vote. Except as disclosed in the Acquiror SEC Reports, Acquiror is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to Acquiror Common Stock or any other equity interests of Acquiror. Acquiror does not own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person. There are no securities or instruments issued by or to which the Acquiror is a party containing anti-dilution or similar provisions that will be triggered by the consummation of the transactions contemplated by the Subscription Agreements or the Forward Purchase Agreements, in each case, that have not been or will be waived on or prior to the Closing Date.

(c)    As of the date hereof, the authorized share capital of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, of which 10 shares are issued and outstanding and beneficially held (and held of record) by Acquiror as of the date of this Agreement.

5.16    NYSE Stock Market Quotation. The issued and outstanding shares of Acquiror Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “MOSC”. Acquiror is in compliance in all material respects with the rules of the NYSE and there is no action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the NYSE, the Financial Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the Acquiror Common Stock or terminate the listing of Acquiror Common Stock on the NYSE. None of Acquiror or its Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Common Stock or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement.

5.17    Contracts; No Defaults.

(a)    Schedule 5.17(a) contains a listing of all Contracts including every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements, this Agreement, the Forward Purchase Agreements and the Subscription Agreements) to which, as of the date of this Agreement, Acquiror or one or more of its Subsidiaries is a party or by which any of their respective assets are bound. True, correct and complete copies of the Contracts listed on Schedule 5.17(a) have been delivered to or made available to the Company or its agents or representatives.

(b)    Each Contract of a type required to be listed on Schedule 5.17(a), whether or not set forth on Schedule 5.17(a), was entered into at arm’s length and in the ordinary course of business. Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type described in Section 5.17(a), whether or not set forth on Schedule 5.17(a), (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of the Acquiror or its Subsidiaries party thereto and, to the knowledge of the Acquiror, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of the Acquiror, are enforceable by the Acquiror or its Subsidiaries to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) none of the Acquiror, its Subsidiaries or, to the knowledge of the Acquiror, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (iii) since December 31, 2017, neither the Acquiror nor its Subsidiaries have received any written or, to the knowledge of the Acquiror, oral claim or notice of material breach of or material default under any such Contract, (iv) to the knowledge of the Acquiror, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by the Acquiror or its Subsidiaries or, to the knowledge of the Acquiror, any other party thereto (in each case, with or without notice or lapse of time or both) and (v) since December 31, 2017 through the date hereof, neither the Acquiror nor its Subsidiaries have received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

5.18    Title to Property. Except as set forth on Schedule 5.18, neither the Acquiror nor any of its Subsidiaries (a) owns or leases any real or personal property or (b) is a party to any agreement or option to purchase any real property, personal property or other material interest therein.

5.19    Investment Company Act. Neither the Acquiror nor any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

5.20    Affiliate Agreements. Except as set forth on Schedule 5.20, none of the Acquiror or its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any (i) present or former executive officer or director of any of the Acquiror or its Subsidiaries, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or its Subsidiaries or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, an “Acquiror Affiliate Agreement”).

5.21    Forward Purchase Agreements. The Acquiror has delivered to the Company a true, correct and complete copy of each of the fully executed Forward Purchase Agreements pursuant to which each of the Forward Purchasers has committed, subject to the terms and conditions therein, to provide equity financing to the Acquiror in the amounts set forth therein for purpose of funding the transactions contemplated hereby (the “FP Financing”). Each Forward Purchase Agreement is in full force and effect and is legal, valid and binding upon the Acquiror and the Forward Purchasers, enforceable in accordance with its terms. Each Forward Purchase Agreement has not been withdrawn, terminated, amended or modified since the date of delivery hereunder and prior to the execution of this Agreement, and as of the date of this Agreement, and to the knowledge of Acquiror, no such withdrawal, termination, amendment or modification is contemplated, and as of the date of this Agreement the commitments contained in each Forward Purchase Agreement have not been withdrawn, terminated or rescinded by the Forward Purchasers in any respect. The Acquiror has complied in all respects with the Forward Purchasers’ right of first offer set forth in Section 5 of the Forward Purchase Agreements. As of the

date hereof, there are no side letters or Contracts to which Acquiror or Merger Sub is a party related to the provision or funding, as applicable, of the FP Financing or the transactions contemplated hereby other than as expressly set forth in the Forward Purchase Agreements delivered to the Company or the agreements entered into (or to be entered into) in connection with the Transactions and delivered to the Company. Acquiror has fully paid any and all commitment fees or other fees required in connection with the Forward Purchase Agreements that are payable on or prior to the date hereof and will pay any and all such fees when and as the same become due and payable after the date hereof pursuant to the Forward Purchase Agreements. Acquiror has, and to the knowledge of Acquiror each other party to the Forward Purchase Agreements has, complied with all of its obligations under the Forward Purchase Agreements. There are no conditions precedent or other contingencies related to FP Financing, other than as expressly set forth in the Forward Purchase Agreements. To the knowledge of Acquiror, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of Acquiror or any Forward Purchaser, (ii) assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied, constitute a failure to satisfy a condition on the part of Acquiror or any Forward Purchaser or (iii) assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied result in any portion of the amounts to be paid by the Forward Purchasers in accordance with the Forward Purchase Agreements being unavailable on the Closing Date. As of the date hereof, assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied, Acquiror has no reason to believe that any of the conditions to the consummation of the purchases under the Forward Purchase Agreements will not be satisfied, and, as of the date hereof, Acquiror is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions not to be satisfied.

5.22    Fortress Subscription Agreement. The Acquiror has delivered to the Company a true, correct and complete copy of the fully executed Fortress Subscription Agreement pursuant to which the Fortress Subscriber has committed, subject to the terms and conditions therein, to purchase 12,500,000 shares of Acquiror Common Stock. The Fortress Subscription Agreement is in full force and effect and is legal, valid and binding upon the Acquiror and the Fortress Subscriber, enforceable in accordance with its terms. The Fortress Subscription Agreement has not been withdrawn, terminated, amended or modified since the date of delivery hereunder and prior to the execution of this Agreement, and, to the knowledge of Acquiror, as of the date of this Agreement no such withdrawal, termination, amendment or modification is contemplated, and as of the date of this Agreement the commitments contained in the Fortress Subscription Agreement have not been withdrawn, terminated or rescinded by the Fortress Subscriber in any respect. As of the date hereof, there are no side letters or Contracts to which Acquiror or Merger Sub is a party related to the provision or funding, as applicable, of the purchases contemplated by the Fortress Subscription Agreement or the transactions contemplated hereby other than as expressly set forth in this Agreement, the Fortress Subscription Agreement or any other agreement entered into (or to be entered into) in connection with the Transactions delivered to the Company. Acquiror has fully paid any and all commitment fees or other fees required in connection with the Fortress Subscription Agreement that are payable on or prior to the date hereof and will pay any and all such fees when and as the same become due and payable after the date hereof pursuant to the Fortress Subscription Agreement. Acquiror has, and to the knowledge of Acquiror the Fortress Subscriber has, complied with all of its obligations under the Fortress Subscription Agreement. There are no conditions precedent or other contingencies related to the consummation of the purchases set forth in the Fortress Subscription Agreement, other than as expressly set forth in the Fortress Subscription Agreement. To the knowledge of Acquiror, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of Acquiror or the Fortress Subscriber, (ii) assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied, constitute a failure to satisfy a condition on the part of Acquiror or the Fortress Subscriber or (iii) assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied result in any portion of the amounts to be paid by the Fortress Subscriber in accordance with the Fortress Subscription Agreement being unavailable on the Closing Date. As of the date hereof, assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied, Acquiror has no reason to believe that any of the conditions to the consummation of the purchases under the Fortress Subscription Agreement will not be satisfied, and, as of the date hereof, Acquiror is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions not to be satisfied.

ARTICLE VI

COVENANTS OF THE COMPANY

6.01    Conduct of Business. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as set forth on Schedule 6.01, as expressly contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, (i) use reasonable best efforts to conduct and operate its business in the ordinary course consistent with past practice, and to preserve intact the current business organization and ongoing businesses of the Company and its Subsidiaries, and maintain the existing relations and goodwill of the Company and its Subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of the Company and its Subsidiaries and (ii) use reasonable best efforts to maintain all insurance policies of the Company and its Subsidiaries or substitutes therefor. Without limiting the generality of the foregoing, except as set forth on Schedule 6.01, as expressly contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period, except as otherwise contemplated by this Agreement:

(a)    change or amend the certificate of incorporation, bylaws or other organizational documents of the Company or its Subsidiaries;

(b)    (i) make, declare or pay any dividend or distribution (whether in cash, stock or property) to the stockholders of the Company in their capacities as stockholders, (ii) effect any recapitalization, reclassification, split or other change in its capitalization, (iii) except in connection with the exercise or settlement of any Company Group Equity Award or for grants of Company Group Equity Awards in the ordinary course of business consistent with past practice, authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, Company Group RSU, Company Group SAR or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock or (iv) except pursuant to the Company Group Stock Plans or as set forth on Exhibit E, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests;

(c)    enter into, or amend or modify any material term of (in a manner adverse to the Company or any of its Subsidiaries), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any Contract of a type required to be listed on Schedule 4.12(a) (or any Contract, that if existing on the date hereof, would have been required to be listed on Schedule 4.12(a)), any lease related to the Leased Real Property or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Company or its Subsidiaries is a party or by which it is bound, other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business consistent with past practice;

(d)    sell, transfer, lease, pledge or otherwise encumber or subject to any Lien, abandon, cancel, let lapse or convey or dispose of any assets, properties or business of the Company and its Subsidiaries, taken as a whole (including Owned Intellectual Property and Owned Company Software), except for (x) dispositions of obsolete or worthless assets, (y) sales of inventory in the ordinary course of business consistent with past practice and (z) sales, abandonment, lapses of assets or items or materials in an amount not in excess of $25,000,000 in the aggregate, other than (A) as set forth on Schedule 6.01(d), (B) Permitted Liens or (C) pledges, non-exclusive licenses and encumbrances on property and assets in the ordinary course of business consistent with past practice and that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(e)    except as set forth on Exhibit E or as otherwise required pursuant to Company Benefit Plans, in effect on the date of this Agreement, applicable Law, or policies or Contracts of the Company or its Subsidiaries in effect on the date of this Agreement, (i) grant any material increase in compensation, benefits or severance to any employee of the Company or its Subsidiaries other than any employee with an annual base salary of less than $300,000, (ii) except the Company Group Stock Plan and awards thereunder, adopt, enter into or materially amend any Company Benefit Plan or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Company or its Subsidiaries is a party or by which it is bound, (iii) grant or provide any severance or termination payments or benefits to any employee of the Company or its Subsidiaries, except in connection with the promotion, hiring (to the extent permitted by clause (iv) of this paragraph) or firing of any employee in the ordinary course of business consistent with past practice or (iv) hire any employee of the Company or its Subsidiaries or any other individual who is providing or will provide services to the Company or its Subsidiaries other than any employee with an annual base salary of less than $300,000 (except to replace terminated employees) in the ordinary course of business consistent with past practice;

(f)    (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the transactions contemplated by this Agreement);

(g)    make any capital expenditures (or commitment to make any capital expenditures) that in the aggregate exceed $25,000,000, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget for periods following the date hereof, made available to Acquiror or any capitalized Contract costs associated with new or existing customers;

(h)    make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any material change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person, except advances to employees or officers of the Company or its Subsidiaries in the ordinary course of business consistent with past practice;

(i)    make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any amendment to a material Tax Return, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority of or relating to any material Taxes or settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes, or enter into any Tax sharing or similar agreement (excluding any commercial contract not primarily related to Taxes);

(j)    take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

(k)    acquire any fee interest in real property;

(l)    enter into, renew or amend in any material respect any Company Affiliate Agreement;

(m)    waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability, other than in the ordinary course of business consistent with past practice or that otherwise do not exceed $20,000,000 in the aggregate;

(n)    incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness in excess of $25,000,000, other than in connection with borrowings, extensions of credit and other financial accommodations under the Company’s and Subsidiaries’ existing credit facilities, notes and other existing Indebtedness and, in each case, any refinancings thereof, provided, that, in no event shall any such borrowing, extension of credit or other financial accommodation be subject to any prepayment fee or penalty or similar arrangement or amend, restate or modify in a manner materially adverse to the Company any terms of or any agreement with respect to any such outstanding Indebtedness (when taken as a whole); provided, further, that any action permitted under this Section 6.01(n) shall be deemed not to violate Section 6.01(b) or Section 6.01(c);

(o)    enter into any material new line of business outside of the business currently conducted by the Company and its Subsidiaries as of the date of this Agreement;

(p)    make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

(q)    voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Company and its Subsidiaries and their assets and properties; and

(r)    enter into any agreement to do any action prohibited under this Section 6.01.

6.02    Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or its Subsidiaries by third parties that may be in the Company’s or its Subsidiaries’ possession from time to time, and except for any information which (x) relates to interactions with prospective buyers of the Company or the negotiation of this Agreement and the transactions contemplated hereby or (y) in the judgment of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which the Company or any of its Subsidiaries is bound, the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments and analyses and, as reasonably requested by Acquiror or its Representatives, appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries as such Representatives may reasonably request, in each case, as necessary to facilitate consummation of the transactions contemplated by this Agreement. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by Acquiror and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

6.03    HSR Act and Regulatory Approvals. In connection with the transactions contemplated by this Agreement, the Company shall comply promptly but in no event later than ten Business Days after the date hereof with the notification and reporting requirements of the HSR Act. The Company shall furnish to the Acquiror as promptly as reasonably practicable all information required for any application or other filing to be made by the Acquiror pursuant to any Antitrust Law. The Company shall (i) substantially comply with any Information or Document Requests and (ii) request early termination of any waiting period under the HSR Act. The Company shall promptly notify the Acquiror of any substantive communication with, and furnish to Acquiror copies of any notices or written communications received by, the Company or any of its Affiliates and any third party or any Governmental Authority with respect to the transactions contemplated by this Agreement, and the Company shall permit counsel to Acquiror an opportunity to review in advance, and the Company shall consider in good faith the views of such counsel in connection with, any proposed written communications by the Company and/or its Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement; provided, that the Company shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of Acquiror. The Company agrees to provide, to the extent permitted by the applicable Governmental Authority, Acquiror and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between the Company and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 6.03 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the Company or other competitively sensitive material; provided, that the Company may, as it deems advisable and necessary, designate any materials provided to the Acquiror under this Section 6.03 as “outside counsel only.” Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.03 or any other provision of this Agreement shall require or obligate the Company or any of its Affiliates (including The Blackstone Group Inc. (“Blackstone”) and any investment funds or investment vehicles affiliated with, or managed or advised by, Blackstone or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Blackstone or of any such investment fund or investment vehicle) to, and the Acquiror shall not, without the prior written consent of the Company, agree or otherwise be required to, take any action with respect to the Company, or any of its Subsidiaries or such Affiliates, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of the Company or any of its Subsidiaries or such Affiliates, or any interest therein. The Company shall pay 50% of all filing fees payable to the Regulatory Consent Authorities in connection with the transactions contemplated by this Agreement.

6.04    No Acquiror Common Stock Transactions. From and after the date of this Agreement until the Effective Time, except as otherwise contemplated by this Agreement, none of the Company or any of its Subsidiaries or its stockholders shall engage in any transactions involving the securities of Acquiror without the prior consent of Acquiror. The Company shall use reasonable best efforts to require each of its Subsidiaries and stockholders to comply with the foregoing sentence.

6.05    No Claim Against the Trust Account. The Company acknowledges that the Acquiror is a blank check company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, and the Company has read Acquiror’s final prospectus, dated October 18, 2017 and other Acquiror SEC Reports, the Acquiror Organizational Documents, and the Trust Agreement and understands that Acquiror has established the Trust Account described therein for the benefit of Acquiror’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Company further acknowledges and agrees that the Acquiror’s sole assets consist of the cash proceeds of the Acquiror’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public shareholders. The Company further acknowledges that, if the transactions contemplated by this Agreement are not consummated by January 23, 2020, or, in the event of termination of this Agreement, another Business Combination is not consummated by October 23, 2019 or such later date as approved by the shareholders of Acquiror to complete a Business Combination, Acquiror will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself and its Affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and Acquiror to collect from the Trust Account any monies that may be owed to them by Acquiror or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including, without limitation, for any Willful Breach of this Agreement. This Section 6.05 shall survive the termination of this Agreement for any reason.

6.06    Proxy Solicitation; Other Actions.

(a)    The Company agrees to use reasonable best efforts to provide Acquiror, no later than ten Business Days after the date of this Agreement, audited financial statements, including consolidated balance sheets, statements of operations, statements of cash flows, and statements of stockholders equity of the Company and its Subsidiaries as of and for the years ended December 31, 2016, December 31, 2017 and December 31, 2018, in each case, prepared in accordance with GAAP and Regulation S-X. The Company shall be available to, and the Company and its Subsidiaries shall use reasonable best efforts to make their officers and employees available to, in each case, during normal business hours and upon reasonable advanced notice, Acquiror and its counsel in connection with (i) the drafting of the Registration Statement and (ii) responding in a timely manner to comments on the Registration Statement from the SEC. Without limiting the generality of the foregoing, the Company shall reasonably cooperate with Acquiror in connection with Acquiror’s preparation for inclusion in the Registration Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by Form S-4.

(b)    From and after the date on which the Registration Statement becomes effective under the Securities Act, the Company will give Acquiror prompt written notice of any action taken or not taken by the Company or its Subsidiaries or of any development regarding the Company or its Subsidiaries, in any such case which is known by the Company, that would cause the Registration Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, Acquiror and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Registration Statement, such that the Registration Statement no longer contains an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by Acquiror pursuant to this Section 6.06 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Schedules.

6.07    Director Appointments. Except as otherwise agreed in writing by the Company and Acquiror prior to the Closing, and conditioned upon the occurrence of the Closing, subject to any limitation imposed under applicable Laws and NYSE listing requirements, Acquiror shall take all actions necessary or appropriate to cause (a) the number of directors constituting the Acquiror Board to be such number as is specified on Schedule 6.07 and (b) the individuals set forth on Schedule 6.07 to be elected as members of the Acquiror Board, effective as of the Closing. On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to the Company with the individuals set forth on Schedule 6.07, which indemnification agreements shall continue to be effective following the Closing.

6.08    Non-Solicitation; Acquisition Proposals.

(a)    Except as expressly permitted by this Section 6.08, from the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 10.01, the Company shall not, shall cause its subsidiaries not to and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement (other than an Acceptable Confidentiality Agreement executed in accordance with Section 6.08(b)(iii)), merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal or (v) resolve or agree to do any of the foregoing; provided that it is understood and agreed that any determination or action by the Company Board made in accordance with Section 6.08(b) or Section 6.08(c) shall not be deemed to be a breach or violation of this Section 6.08(a). The Company also agrees that immediately following the execution of this Agreement it shall, and shall cause each of its subsidiaries and shall use its reasonable best efforts to cause its and their Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the Parties and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. The Company also agrees that within three (3) Business Days of the execution of this Agreement, the Company shall request each Person (other than the Parties and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring the Company (and with whom the Company has had contact in 12 months prior to the date of this Agreement regarding the acquisition of the Company) to return or destroy all confidential information furnished to such Person by or on behalf of it or any of its subsidiaries prior to the date hereof and terminate access to any physical or electronic data room maintained by or on behalf of the Company or any of its subsidiaries. The Company shall promptly (and in any event within one Business Day) notify, in writing, Acquiror of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, which notice shall include a summary of the material terms of, and the identity of the Person or group of Persons making, such inquiry, proposal, offer or request for information and an unredacted copy of any Acquisition Proposal or inquiry, proposal or offer made in writing or, if not in writing, a written description of the material terms and conditions of such inquiry, proposal or offer (and shall include any other documents evidencing or specifying the terms of such proposal, offer, inquiry or request). The Company shall promptly (and in any event within one Business Day) keep Acquiror reasonably informed of any material developments with respect to any such inquiry, proposal, offer, request for information or Acquisition Proposal (including any material changes thereto and copies of any additional written materials received by the Company, its subsidiaries or their respective Representatives). Notwithstanding anything to the contrary herein, the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement to the extent necessary to allow for a confidential bona fide written Acquisition Proposal (which Acquisition Proposal was made after the date of this Agreement and did not result from a material breach of this Section 6.08) to be made to the Company or the Company Board so long as the Company promptly (and in any event within one Business Day thereafter) notifies Acquiror thereof (including the identity of such counterparty) after granting any such waiver, amendment or release and the Company Board determines prior to the grant of such waiver, amendment or release in good faith, after consultation with outside legal counsel to the Company, that the failure of the Company Board to take such action would be inconsistent with its fiduciary duties under applicable Law. Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 6.08 by any of the Company’s subsidiaries, or any of the Company’s or its subsidiaries’ respective Representatives acting on the Company’s or one of its subsidiaries’ behalf, shall be deemed to be a breach of this Section 6.08 by the Company.

(b)    Notwithstanding anything to the contrary in Section 6.08(a) or Section 8.02(e), this Agreement shall not prevent the Company or the Company Board from:

(i)    taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal; provided that this clause (i) shall not be deemed to permit the Company or the Company Board to effect a Company Change in Recommendation except in accordance with Sections 6.08(c) and 6.08(d);

(ii)    prior to obtaining the Company Requisite Approval, contacting and engaging in discussions with any Person or group and their respective Representatives who has made a bona fide written Acquisition Proposal after the date hereof that did not result from a material breach of Section 6.08(a), solely for the purpose of clarifying such Acquisition Proposal and the terms thereof;

(iii)    prior to obtaining the Company Requisite Approval, (A) contacting and engaging in any negotiations or discussions with any Person and its Representatives who has made a bona fide written Acquisition Proposal after the date hereof that did not result from a material breach of Section 6.08(a) (which negotiations or discussions need not be solely for clarification purposes) and (B) providing access to the Company’s or any of its subsidiaries’ properties, books and records and providing information or data in response to a request therefor by a Person who has made a bona fide written Acquisition Proposal that did not result from a material breach of Section 6.08(a), in each case, if the Company Board (I) shall have determined in good faith, after consultation with its outside legal counsel and financial advisor(s), that such Acquisition Proposal constitutes or could reasonably be expected to constitute, result in or lead to a Superior Proposal, (II) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, and (III) has received from the Person so requesting such information an executed Acceptable Confidentiality Agreement; provided that the Company shall provide to Acquiror and Merger Sub any material non-public information or data that is provided to any Person given such access that was not previously made available to Acquiror or Merger Sub prior to or substantially concurrently with the time it is provided to such Person (and in any event within twenty-four (24) hours thereof);

(iv)    prior to obtaining the Company Requisite Approval, making a Company Change in Recommendation (only to the extent permitted by Section 6.08(c) or Section 6.08(d)); or

(v)    resolving, authorizing, committing or agreeing to take any of the foregoing actions, only to the extent such actions would be permitted by the foregoing clauses (i) through (iv).

(c)    Notwithstanding anything in this Section 6.08 to the contrary, if, at any time prior to obtaining the Company Requisite Approval, the Company Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, in response to a bona fide written Acquisition Proposal that did not result from a material breach of this Section 6.08, that (i) such proposal constitutes a Superior Proposal and (ii) the failure to take the actions specified in clause (A) or (B) of this Section 6.08(c) would be inconsistent with its fiduciary duties under applicable Law, the Company or the Company Board may, prior to obtaining the Company Requisite Approval, (A) make a Company Change in Recommendation or (B) terminate this Agreement pursuant to Section 10.01(e) to enter into a definitive agreement with respect to such Superior Proposal; provided that the Company pays to Acquiror the Company Termination Payment required to be paid pursuant to Section 10.02(b) at or prior to the time of such termination (it being agreed that such termination shall not be effective unless such fee is so paid); provided further that the Company will not be entitled to make a Company Change in Recommendation or terminate this Agreement in accordance with Section 10.01(e) unless (x) the Company delivers to Acquiror a written notice (a “Company Notice”) advising Acquiror that the Company Board proposes to take such action and containing the material terms and conditions of the Superior Proposal that is the basis of the proposed action of the Company Board, and (y) at or after 5:00 p.m., New York City time, on the fifth (5th) Business Day immediately following the day on which the Company delivered the Company Notice (such period from the time the Company Notice is provided until 5:00 p.m. New York City time on the fifth (5th) Business Day immediately following the day on which the Company delivered the Company Notice (it being understood that any material revision, amendment, update or supplement to the terms and conditions of such Superior Proposal shall be deemed to constitute a new Superior Proposal and shall require a new notice but with an additional four (4) Business Day (instead of five (5) Business Day) period from the date of such notice), the “Notice Period”), the Company Board reaffirms in good faith (1) after consultation with its outside legal counsel and financial advisor(s) that such Acquisition Proposal continues to constitute a Superior Proposal if the adjustments to the terms and conditions of this Agreement proposed by Acquiror (if any) were to be given effect and (2) after consultation with its outside legal counsel, that the failure to make a Company Change in Recommendation or so terminate would be inconsistent with its fiduciary duties under applicable Law. If requested by Acquiror, the Company will, and will cause its subsidiaries to, and will use its reasonable best efforts to cause its or their Representatives to, during the Notice Period, engage in good faith negotiations with Acquiror and its Representatives to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal.

(d)    Notwithstanding anything in this Section 6.08 or Section 8.02(e) to the contrary, if, at any time prior to obtaining the Company Requisite Approval, the Company Board determines in good faith, in response to an Intervening Event, after consultation with its outside legal counsel, that the failure to make a Company Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law, the Company or the Company Board may, prior to obtaining the Company Requisite Approval, make a Company Change in Recommendation; provided that the Company will not be entitled to make, or agree or resolve to make, a Company Change in Recommendation unless (i) the Company delivers to Acquiror a written notice (an “Intervening Event Notice”) advising Acquiror that the Company Board proposes to take such action and containing the material facts underlying the Company Board’s determination that an Intervening Event has occurred, and (ii) at or after 5:00 p.m., New York City time, on the fifth (5th) Business Day immediately following the day on which the Company delivered the Intervening Event Notice (such period from the time the Intervening Event Notice is provided until 5:00 p.m. New York City time on the fifth (5th) Business Day immediately following the day on which the Company delivered the Intervening Event Notice (it being understood that any material development with respect to an Intervening Event shall require a new notice but with an additional four (4) Business Day (instead of five (5) Business Day) period from the date of such notice), the “Intervening Event Notice Period”), the Company Board reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make a Company Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law. If requested by Acquiror, the Company will, and will cause its subsidiaries to, and will use its reasonable best efforts to cause its or their Representatives to, during the Intervening Event Notice Period, engage in good faith negotiations with Acquiror and its Representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for a Company Change in Recommendation.

(e)    For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)    “Acquisition Proposal” means any proposal or offer from any Person or “group” (as defined in the Exchange Act) (other than Acquiror, Merger Sub or their respective Affiliates) relating to, in a single transaction or series of related transactions, (A) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole, (B) any direct or indirect acquisition of 20% or more of the consolidated assets of the Company and its subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Company Board), including through the acquisition of one or more subsidiaries of the Company owning such assets, (C) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity securities of the Company, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the total voting power of the equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any subsidiary of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole) or (D) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity securities of the Company.

(ii)    “Superior Proposal” means a bona fide and written Acquisition Proposal made after the date hereof, that did not result from a material breach of this Section 6.08, that the Company Board in good faith determines (after consultation with its outside legal counsel and financial advisor(s)) is reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable from a financial point of view to the stockholders of the Company (solely in their capacity as such) than the transactions contemplated hereby after taking into account all such factors and matters deemed relevant in good faith by the Company Board, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and this Agreement and the transactions contemplated hereby (including any offer by Acquiror to amend the terms of this Agreement, termination or break-up fee and conditions to consummation); provided that for purposes of the definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term herein, except that the references to “20%” in such definition shall be deemed to be references to “80%”.

(iii)    “Intervening Event” means an event, fact, development, circumstance or occurrence (but specifically excluding any Acquisition Proposal or Superior Proposal) that materially affects the business, assets, operations or prospects of the Company and its subsidiaries, taken as a whole, and that was not known and was not reasonably foreseeable to the Company or the Company Board as of the date hereof (or the consequences of which were not reasonably foreseeable to the Company Board as of the date hereof), and that becomes known to the Company or the Company Board after the date of this Agreement.

ARTICLE VII

COVENANTS OF ACQUIROR

7.01    HSR Act and Regulatory Approvals.

(a)    In connection with the transactions contemplated by this Agreement, Acquiror shall comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act. Acquiror shall furnish to the Company as promptly as reasonably practicable all information required for any application or other filing to be made by the Company pursuant to any Antitrust Law. Acquiror shall substantially comply with any Information or Document Requests.

(b)    Acquiror shall request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable Antitrust Laws, (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted.

(c)    Acquiror shall cooperate in good faith with the Regulatory Consent Authorities and exercise its reasonable best efforts to undertake promptly any and all action required to complete lawfully the transactions contemplated by this Agreement as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under Antitrust Law or the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger. Without limiting the generality of the foregoing, Acquiror shall, and shall cause its Subsidiaries to (i) propose, negotiate, commit to and effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, or license of any investments, assets, properties, products, rights, services or businesses of Acquiror or such Subsidiaries, or any interest therein, and (ii) otherwise take or commit to take any actions that would limit Acquiror’s or such Subsidiaries’ freedom of action with respect to, or its or their ability to retain any assets, properties, products, rights, services or businesses of Acquiror or such Subsidiaries, or any interest or interests therein; provided, that any such action contemplated by this Section 7.01(c) is conditioned upon the consummation of the Merger. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.01 or any other provision of this Agreement shall require or obligate Acquiror’s Affiliates, the Sponsors, the Forward Purchasers, the Fortress Subscriber, their respective Affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by, Acquiror’s Affiliates, the Sponsors, the Forward Purchasers, the Fortress Subscriber or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Acquiror’s Affiliates, Sponsors, Forward Purchasers, the Fortress Subscriber or of any such investment fund or investment vehicle to take any action in connection with (A) obtaining termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable Antitrust Laws or (B) avoiding, preventing, eliminating or removing any impediment under Antitrust Law with respect to the Transactions, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect such Person’s or entity’s freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of such Person or entity or any of such entity’s Subsidiaries or Affiliates, or any interest therein.

(d)    Acquiror shall promptly notify the Company of any substantive communication with, and furnish to the Company copies of any notices or written communications received by, Acquiror or any of its Affiliates and any third party or Governmental Authority with respect to the transactions contemplated by this Agreement, and Acquiror shall permit counsel to the Company an opportunity to review in advance, and Acquiror shall consider in good faith the views of such counsel in connection with, any proposed communications by Acquiror and/or its Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement; provided, that Acquiror shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the Company. Acquiror agrees to provide the Company and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Acquiror and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 7.01 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the Company or other competitively sensitive material; provided, that the Acquiror may, as it deems advisable and necessary, designate any materials provided to the Company under this Section 7.01 as “outside counsel only.”

(e)    Acquiror shall pay 50% of all filing fees payable to the Regulatory Consent Authorities in connection with the transactions contemplated by this Agreement.

(f)    Acquiror shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders or declarations of any Regulatory Consent Authorities or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transaction contemplated hereby; (iii) increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) delay or prevent the consummation of the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, the restrictions and obligations set forth in this Section 7.01(f) shall not apply to or be binding upon Acquiror’s Affiliates, the Sponsors, the Forward Purchasers, the Fortress Subscriber, their respective Affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, Acquiror’s Affiliates, the Sponsors, the Forward Purchasers, the Fortress Subscriber or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Acquiror’s Affiliates, the Sponsors, the Forward Purchasers, the Fortress Subscriber or of any such investment fund or investment vehicle.

7.02    Indemnification and Insurance.

(a)    From and after the Effective Time, Acquiror and the Surviving Company agree that they shall indemnify and hold harmless each present and former director and officer of the Company and each of its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or its Subsidiaries, as the case may be, would have been permitted under applicable Law and its certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause the Surviving Company and its Subsidiaries to, (i) maintain for a period of not less than six years from the Effective Time provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those Persons than the provisions of such certificates of incorporation (if applicable), bylaws and other organizational documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, and shall cause the Surviving Company and their respective Subsidiaries to honor, each of the covenants in this Section 7.02.

(b)    For a period of six years from the Effective Time, Acquiror shall, or shall cause one or more of its Subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s or its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Acquiror or its Subsidiaries be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Company and its Subsidiaries for such insurance policy for the year ended December 31, 2018; provided, however, that (i) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 7.02 shall be continued in respect of such claim until the final disposition thereof.

(c)    Notwithstanding anything contained in this Agreement to the contrary, this Section 7.02 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror and the Surviving Company and all successors and assigns of Acquiror and the Surviving Company. In the event that Acquiror, the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror and the Surviving Company shall ensure that proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 7.02. The obligations of Acquiror and the Surviving Company under this Section 7.02 shall not be terminated or modified in such a manner as to materially and adversely affect any present and former director and officer of the Company and each of its Subsidiaries to whom this Section 7.02 applies without the consent of the affected Person.

7.03    Conduct of Acquiror During the Interim Period.

(a)    During the Interim Period, except as set forth on Schedule 7.03 or as expressly contemplated by this Agreement or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed), Acquiror shall not and each shall not permit any of its Subsidiaries to:

(i)    change, modify or amend the Forward Purchase Agreements, the Trust Agreement, the Acquiror Organizational Documents or the organizational documents of Merger Sub, other than to the extent necessary to effect the Extension;

(ii)    (A) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests; (B) split, combine, reclassify or otherwise change any of its capital stock or other equity interests; or (C) other than the redemption of any shares of Acquiror Common Stock required by the Offer or as otherwise required by Acquiror’s Organizational Documents in order to consummate the transactions contemplated hereby, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Acquiror;

(iii)    make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any amendment to a material Tax Return, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority of or relating to any material Taxes or settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes, or enter into any Tax sharing or similar agreement (excluding any commercial contract not primarily related to Taxes);

(iv)    take any action, or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

(v)    other than as set forth on Schedule 7.03(a)(v), enter into, renew or amend in any material respect, any Acquiror Affiliate Agreement (or any Contract, that if existing on the date hereof, would have constitute an Acquiror Affiliate Agreement);

(vi)    enter into, or amend or modify any material term of (in a manner adverse to the Acquiror or any of its Subsidiaries (including the Company and its Subsidiaries)), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any Contract of a type required to be listed on Schedule 5.17(a) (or any Contract, that if existing on the date hereof, would have been required to be listed on Schedule 5.17(a)) or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Acquiror or its Subsidiaries is a party or by which it is bound;

(vii)    waive, release, compromise, settle or satisfy any pending or threatened claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability;

(viii)    incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;

(ix)    (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Acquiror or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (i) in connection with the exercise of any Acquiror Warrants outstanding on the date hereof or (ii) the transactions contemplated by this Agreement (including the transactions contemplated by the Forward Purchase Agreements and the Subscription Agreements) or (B) amend, modify or waive any of the terms or rights set forth in, any Acquiror Warrant or the Warrant

Agreement, including any amendment, modification or reduction of the warrant price set forth therein, other than pursuant to the Sponsor Agreement;

(x)    except as contemplated by the Acquiror Omnibus Incentive Plan Proposal, (i) adopt or amend any Acquiror Benefit Plan, or enter into any employment contract or collective bargaining agreement or (ii) hire any employee of the Acquiror or its Subsidiaries or any other individual who is providing or will provide services to the Acquiror or its Subsidiaries;

(xi)    (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Acquiror or its Subsidiaries (other than the transactions contemplated by this Agreement);

(xii)    make any capital expenditures;

(xiii) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

(xiv)    enter into any new line of business outside of the business currently conducted by the Acquiror and its Subsidiaries as of the date of this Agreement;

(xv)    make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP, including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or applicable Law;

(xvi)    voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Acquiror and its Subsidiaries and their assets and properties; or

(xvii)    enter into any agreement to do any action prohibited under this Section 7.03.

(b)    During the Interim Period, Acquiror shall, and shall cause its Subsidiaries to comply with, and continue performing under, as applicable, the Acquiror Organizational Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party.

7.04    Trust Account. Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article IX), Acquiror shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement for the following: (a) the redemption of any shares of Acquiror Common Stock in connection with the Offer; (b) the payment of the Outstanding Company Expenses and Outstanding Acquiror Expenses pursuant to Section 3.09; and (c) the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses (a) and (b), to be disbursed to Acquiror.

7.05    Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Acquiror or its Subsidiaries by third parties that may be in Acquiror’s or its Subsidiaries’ possession from time to time, and except for any information which in the opinion of legal counsel of Acquiror would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which Acquiror or any of its Subsidiaries is bound, Acquiror shall afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of Acquiror, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of Acquiror that are in the possession of Acquiror as such Representatives may reasonably request. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

7.06    Acquiror NYSE Listing.

(a)    From the date hereof through the Closing, Acquiror shall use reasonable best efforts to ensure Acquiror remains listed as a public company on, and for shares of Acquiror Common Stock to be listed on, the NYSE.

(b)    The Acquiror shall use reasonable best efforts to cause the Acquiror Common Stock to be issued in connection with the Transactions (including the Earnout Shares) to be approved for listing on the NYSE as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Closing Date.

7.07    Acquiror Public Filings. From the date hereof through the Closing, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

7.08    Financing. Acquiror and Merger Sub shall take, or cause to be taken, as promptly as practicable after the date hereof, all actions, and to do, or cause to be done, all things necessary (including enforcing its rights under the Forward Purchase Agreements and the Subscription Agreements), on or prior to the Closing Date, to consummate (x) the FP Financing on the terms and conditions described in or contemplated by the Forward Purchase Agreements and (y) the purchases contemplated by the Subscription Agreements on the terms and conditions described or contemplated therein. Acquiror irrevocably agrees (but conditioned upon the occurrence of the Closing) to elect under Section 9 of the Forward Purchase Agreements that the Purchaser Designee (as defined in the Forward Purchase Agreements) shall be a Board Observer (as defined in the Forward Purchase Agreements). Acquiror shall deliver all notices it is required to deliver under the Forward Purchase Agreements on a timely basis in order to cause the Forward Purchasers to consummate the FP Financing concurrently with the Closing.

7.09    Termination of Acquiror Affiliate Agreements. On and as of the Closing, Acquiror shall take all actions necessary to cause the Acquiror Affiliate Agreements set forth in Schedule 7.09 to be terminated without any further force and effect and without any cost or other liability or obligation to Acquiror or its Subsidiaries (including and the Company and its Subsidiaries), and there shall be no further obligations of any of the relevant parties thereunder following the Closing.

7.10    Additional Insurance Matters. Prior to the Closing, Acquiror shall obtain directors’ and officers’ liability insurance that shall be effective as of Closing and will cover those Persons who will be the directors and officers of Acquiror and its Subsidiaries (including the directors and officers of the Company and its Subsidiaries) at and after the Closing on terms not less favorable than the better of (a) the terms of the current directors’ and officers’ liability insurance in place for the Company’s and its Subsidiaries’ directors and officers and (b) the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on NYSE which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as Acquiror and its Subsidiaries (including the Company and its Subsidiaries).

7.11    Section 16 Matters. Prior to the Closing, the board of directors of Acquiror, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Acquiror Common Stock pursuant to this Agreement (including the Earnout Shares) and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of the Acquiror following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

7.12    Exclusivity. During the Interim Period, but only to the extent not inconsistent with the fiduciary duties of the Acquiror Board, Acquiror shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its shareholders and/or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”) other than with the Company, its shareholders and their respective Affiliates and Representatives. Acquiror shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

7.13    Extension. Acquiror shall use its reasonable best efforts to take all actions necessary (in its discretion or at the request of the Company) to obtain the approval of Acquiror’s stockholders to extend the deadline for Acquiror to consummate its initial Business Combination (as defined in the Certificate of Incorporation) beyond October 23, 2019 to a date to be determined by Acquiror (in its sole discretion) (such extension, the “Extension”) and shall use its commercially reasonable efforts to obtain such approval. In connection with obtaining the approval, Acquiror may prepare with the assistance of the Company and file with the SEC under the Exchange Act, and with all other regulatory bodies, materials in the form of a proxy statement to be used for the purpose of soliciting proxies from the Acquiror Stockholders to approve, at a Special Meeting, an amendment to the Acquiror Organizational Documents to provide for the Extension, and providing the Acquiror Stockholders with the opportunity to redeem their shares of Acquiror Common Stock in connection therewith (the “Extension Proxy Statement”).

7.14    Bylaws. Prior to the consummation of the Transactions, the Acquiror shall adopt the Acquiror A&R Bylaws.

ARTICLE VIII

JOINT COVENANTS

8.01    Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, including the obligations of the Company and Acquiror with respect to the notifications, filings, reaffirmations and applications described in Section 6.03 and Section 7.01, respectively, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 8.01, Acquiror and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions, (b) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of Acquiror, the Company, or their respective Affiliates are required to obtain in order to consummate the Transactions, including any required approvals of parties to material Contracts with the Company or its Subsidiaries, and (c) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event shall Acquiror, Merger Sub, the Company or its Subsidiaries be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any

Contract to which the Company or its Subsidiaries is a party or otherwise in connection with the consummation of the Transactions.

8.02    Preparation of Registration Statement; Special Meeting; Solicitation of Company Requisite Approval.

(a)    As promptly as practicable following the execution and delivery of this Agreement, Acquiror shall prepare, with the assistance of the Company, and cause to be filed with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement and the Consent Solicitation Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Acquiror Common Stock to be issued under this Agreement (including the Earnout Shares), which Registration Statement will also contain the Proxy Statement and the Consent Solicitation Statement. Each of Acquiror and the Company shall use its reasonable best efforts to cause the Registration Statement, the Proxy Statement and the Consent Solicitation Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of Acquiror and the Company shall furnish all information concerning it as may reasonably be requested by the other Party in connection with such actions and the preparation of the Registration Statement, the Proxy Statement and the Consent Solicitation Statement. Promptly after the Registration Statement is declared effective under the Securities Act, Acquiror will cause the Proxy Statement to be mailed to stockholders of Acquiror.

(b)    Each of Acquiror and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Acquiror or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other parties and (ii) Acquiror, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. Acquiror and the Company shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of shares of Acquiror Common Stock, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the Acquiror Organizational Documents. Each of the Company and Acquiror shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that Acquiror receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(c)    Acquiror agrees to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to (i) approval of the Business Combination (as defined in the Certificate of Incorporation) (the “Transaction Proposal”), (ii) approval of the Acquiror A&R Charter (the “Amendment Proposal”), (iii) approval of the issuance of the Per Share Merger Consideration and the issuance of Acquiror Common Stock to the Blackstone Subscribers in connection with the payment of the Per Share Merger Consideration pursuant to Section 3.03 (the “Issuance Proposal”), (iv) approval of the issuance of Acquiror Common Stock pursuant to the Fortress Subscription Agreement and the Blackstone Subscription Agreements and any other issuance of Acquiror Common Stock in connection with the Transactions in accordance with this Agreement, in each case to the extent required by NYSE listing rules (the “Subscription Proposals”), (v) the adoption of the Acquiror Omnibus Incentive Plan (the “Omnibus Incentive Plan Proposal”) and (vi) approval of any other proposals reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transaction contemplated hereby (the “Additional Proposal” and together with the Agreement Proposal, Merger Proposal, Amendment Proposal, Omnibus Incentive Plan Proposal, the Subscription Proposals and Issuance

Proposal, the “Proposals”). The Acquiror Omnibus Incentive Plan Proposal shall provide that an aggregate number of shares of Acquiror Common Stock equal to 10% of the outstanding shares of Acquiror Common Stock as of Closing shall be reserved for issuance pursuant to the Acquiror Omnibus Incentive Plan, subject to annual increases as provided therein. Without the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) which Acquiror shall propose to be acted on by Acquiror’s stockholders at the Special Meeting.

(d)    Acquiror and the Company shall use reasonable best efforts to, as promptly as practicable, (i) establish the record date for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL, (ii) cause the Proxy Statement to be disseminated to Acquiror’s stockholders in compliance with applicable Law and (iii) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Proposals. Acquiror shall, through the Acquiror Board, recommend to its stockholders that they approve the Proposals (the “Acquiror Board Recommendation”) and shall include the Acquiror Board Recommendation in the Proxy Statement, subject to the provisions of this Section 8.02(d). The Acquiror Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Acquiror Board Recommendation (an “Acquiror Change in Recommendation”); provided, that the Acquiror Board may make a Acquiror Change in Recommendation if it determines in good faith, after consultation with its outside legal counsel, that a failure to make an Acquiror Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law. Notwithstanding the foregoing provisions of this Section 8.02(d), if on a date for which the Special Meeting is scheduled, Acquiror has not received proxies representing a sufficient number of shares of Acquiror Common Stock to obtain the Acquiror Stockholder Approval, whether or not a quorum is present, Acquiror shall have the right to make one or more successive postponements or adjournments of the Special Meeting.

(e)    The Company shall solicit the Company Requisite Approval via written consent as soon as promptly as practicable after the Registration Statement becomes effective. In connection therewith, Acquiror and the Company shall use reasonable best efforts to, as promptly as practicable, (i) establish the record date for determining the Company Shareholders entitled to provide such written consent, (ii) cause the Consent Solicitation Statement to be disseminated to the Company Shareholders in compliance with applicable Law and (iii) unless a Company Change in Recommendation has been made, solicit written consents from the Company Shareholders to give the Company Requisite Approval. The Company shall, through the Company Board, recommend to the Company Shareholders that they adopt this Agreement (the “Company Board Recommendation”) and shall include the Company Board Recommendation in the Consent Solicitation Statement, subject to the provisions of this Section 8.02(e). The Company Board shall not (and no committee or subgroup thereof shall) (i) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal (any action described in clause (i) or (ii), a “Company Change in Recommendation”) except in accordance with Sections 6.08(c) and 6.08(d). The Company will provide Acquiror with copies of all stockholder consents it receives within one (1) Business Day of receipt. If the Company Requisite Approval is obtained, then promptly following the receipt of the required written consents, the Company will prepare and deliver to its stockholders who have not consented the notice required by Section 228(e) of the DGCL. Unless this Agreement has been terminated in accordance with its terms, the Company’s obligation to solicit written consents from the Company Shareholders to give the Company Requisite Approval in accordance with this Section 8.02(e) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Proposal, or by any Company Change of Recommendation.

8.03    Tax Matters.

(a)    Transfer Taxes. Notwithstanding anything to the contrary contained herein, the Company shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions. The Company shall, at its own expense, file all necessary Tax Returns with respect to all such Taxes, and, if required by applicable Law, Acquiror will join in the execution of any such Tax Returns.

(b)    Tax Treatment. Acquiror, Merger Sub and the Company intend that the Transactions shall qualify for the Intended Tax Treatment. None of the parties or their respective Affiliates shall knowingly take or cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action that would reasonably be expected to prevent qualification for such Intended Tax Treatment. Each party shall, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. final determination) or a change in applicable Law, or based on a change in the facts and circumstances underlying the Transactions from the terms described in this Agreement, cause all Tax Returns to be filed on a basis of treating the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and the Transactions as a transaction that qualifies under Section 351 of the Code. Each of the parties agrees to use reasonable best efforts to promptly notify all other parties of any challenge to the Intended Tax Treatment by any Governmental Authority. Acquiror and the Company shall execute and deliver officer’s certificates containing customary representations at such time or times as may be reasonably requested by counsel to the Company in connection with the delivery of any opinion by such counsel to the Company with respect to the tax treatment of the Transactions.

(c)    The Company, Acquiror, and Merger Sub hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(d)    On or prior to the Closing Date, the Company shall deliver to Acquiror a certification from the Company pursuant to Treasury Regulations Section 1.1445-2(c) dated no more than thirty (30) days prior to the Closing Date and signed by a responsible corporate officer of the Company.

8.04    Confidentiality; Publicity.

(a)    Acquiror acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. At the Effective Time, the Confidentiality Agreement shall terminate with respect to information relating to the Company and its Subsidiaries.

(b)    None of Acquiror, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior consent of the Company or Acquiror, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Law or the rules of any national securities exchange), in which case Acquiror or the Company, as applicable, shall use their commercially reasonable efforts to coordinate such announcement or communication with the other party, prior to announcement or issuance and allow the other party a reasonable opportunity to comment thereon (which shall be considered by Acquiror or the Company, as applicable, in good faith); provided, however, that, notwithstanding anything contained in this Agreement to the contrary, each party and its Affiliates may make announcements and may provide information regarding this Agreement and the transactions contemplated hereby to their respective owners, their Affiliates, and its and their respective directors, officers, employees, managers, advisors, direct and indirect investors and prospective investors without the consent of any other party hereto; and provided, further, that subject to Section 6.02 and this Section 8.04, the foregoing shall not prohibit any party hereto from communicating with third parties to the extent necessary for the purpose of seeking any third party consent.

8.05    Post-Closing Cooperation; Further Assurances.

(a)    Following the Closing, each party shall, on the request of any other party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the transactions contemplated hereby.

(b)    Following the Closing, Acquiror and the Surviving Company shall use commercially reasonable efforts to ensure that the funds held by the Acquiror as of the Closing (net of expenses incurred in connection with the Transactions) (including funds resulting from (i) the disbursements to the Acquiror pursuant to Section 7.04, (ii) the FP Financing and (iii) the transactions contemplated by the Subscription Agreements) shall be used to repay the Surviving Company’s outstanding Indebtedness.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

9.01    Conditions to Obligations of All Parties. The obligations of the parties hereto to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a)    HSR Act. The applicable waiting period(s) under the HSR Act in respect of the Transactions shall have expired or been terminated.

(b)    No Prohibition. There shall not have been enacted or promulgated any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions.

(c)    Offer Completion. The Offer shall have been completed in accordance with the terms hereof and the Proxy Statement.

(d)    Net Tangible Assets. Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the Closing.

(e)    Acquiror Stockholder Approval. The Acquiror Stockholder Approval shall have been obtained.

(f)    Company Stockholder Approval. The Company Requisite Approval shall have been obtained.

(g)    NYSE. The Acquiror Common Stock to be issued in connection with the Transactions (including the Earnout Shares) shall have been approved for listing on NYSE, subject only to official notice of issuance thereof.

9.02    Additional Conditions to Obligations of Acquiror. The obligations of Acquiror to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:

(a)    Representations and Warranties.

(i)    Each of the representations and warranties of the Company contained in the first sentence of Section 4.01(a) (Due Incorporation), Section 4.03 (Due Authorization), Section 4.16 (Brokers’ Fees) and Section 4.21 (Affiliate Arrangements), in each case shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii)    The representations and warranties of the Company contained in Section 4.20(a) (No Material Adverse Effect) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as if made anew at and as of that time.

(iii)    The representations and warranties of the Company contained in Section 4.06(a) (Capitalization) shall be true and correct other than de minimis inaccuracies, as of the date hereof and as of Closing Date, as if made anew at and as of that time.

(iv)    Each of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company described in Sections 9.02(a)(i), (ii) and (iii)), shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(b)    Agreements and Covenants. Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c)    Officer’s Certificate. The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.02(a) and Section 9.02(b) have been fulfilled.

(d)    Blackstone Subscription Agreements. The transactions contemplated by the Blackstone Subscription Agreements have been consummated concurrently with the Closing.

9.03    Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)    Representations and Warranties.

(i)    Each of the representations and warranties of Acquiror contained in this Agreement (other than the representations and warranties of the Acquiror contained in Section 5.15 (Capitalization)) (without giving effect to any limitation as to “materiality”, “material adverse effect” or any similar limitation set forth therein) shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date.

(ii)    The representations and warranties of the Acquiror contained in (1) the first sentence of Section 5.15(a) (Capitalization) shall be true and correct in all respects and (2) the second sentence of Section 5.15(a), Section 5.15(b) and Section 5.15(c) shall be true and correct, other than de minimis inaccuracies as of the date hereof and as of the Closing Date (immediately prior to the effectiveness of the A&R Charter), as if made anew at and as of that time.

(b)    Agreements and Covenants. Each of the covenants of Acquiror to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c)    Officer’s Certificate. Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a) and Section 9.03(b) have been fulfilled.

(d)    Acquiror A&R Charter. The Certificate of Incorporation shall be amended and restated in the form of the Acquiror A&R Charter.

(e)    Fortress Subscription Agreement. The transactions contemplated by the Fortress Subscription Agreement have been consummated concurrently with the Closing.

(f)    Forward Purchase Agreements. The transactions contemplated by the Forward Purchase Agreements have been consummated concurrently with the Closing.

(g)    Sponsor Agreement. The transactions contemplated to occur prior to the Closing by the Sponsor Agreement have been consummated concurrently with or prior to the Closing.

(h)    Redemptions. The holders of Acquiror Common Stock shall have requested redemption for fewer than 10,350,000 shares in the aggregate of Acquiror Common Stock.

ARTICLE X

TERMINATION/EFFECTIVENESS

10.01    Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a)    by written consent of the Company and Acquiror;

(b)    prior to the Closing, by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement (or any breach on the part of 313 Acquisition LLC of Section 1 of the Support Agreement), such that the conditions specified in Section 9.02(a) or Section 9.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Acquiror provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred on or before January 22, 2020 or, if Acquiror Stockholder Extension Approval has been received and an amendment to the Acquiror Organizational Documents providing for the Extension is in effect, April 23, 2020 (such applicable date, the “Termination Date”), or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if Acquiror’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; provided, further, that the right to terminate this Agreement under this Section 10.01(b)(ii) shall not be available if Acquiror is in material breach of its obligations under Section 7.06 on such date;

(c)    prior to the Closing, by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror set forth in this Agreement, such that the conditions specified in Section 9.03(a) or Section 9.03(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such commercially reasonable efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, that the right to terminate this Agreement under this Section 10.01(c)(ii) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(d)    by written notice from either the Company or Acquiror to the other if the Acquiror Stockholder Approval is not obtained at the Special Meeting (subject to any adjournment or recess of the meeting);

(e)    by written notice from the Company prior to obtaining the Company Requisite Approval, in order to enter into a definitive agreement with respect to a Superior Proposal, subject to the terms and conditions of Section 6.08(c); or

(f)    by written notice from Acquiror if the Company Board (A) shall have made, prior to obtaining the Company Requisite Approval, a Company Change in Recommendation or (B) shall have failed to include the Company Board Recommendation in the Consent Solicitation Statement distributed to stockholders;

10.02    Effect of Termination.

(a)    Except as otherwise set forth in this Section 10.02, in the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, employees or stockholders, other than liability of any party hereto for any Willful Breach of this Agreement by such party occurring prior to such termination subject to Section 6.06. The provisions of Sections 6.06, 8.04, 10.02 and Article XI (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions, which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement. Notwithstanding the foregoing, a failure by Acquiror and Merger Sub to close in accordance with this Agreement when they are obligated to do so shall be deemed to be a Willful Breach of this Agreement.

(b)    In the event that this Agreement is validly terminated by (A) the Company pursuant to Section 10.01(e) or (B) by Acquiror pursuant to Section 10.01(f), then the Company shall pay the Company Termination Payment to Acquiror (or one or more of its designees), at or prior to the time of termination in the case of a termination pursuant to Section 10.01(e) or as promptly as reasonably practicable in the case of a termination pursuant to Section 10.01(f) (and, in any event, within two Business Days following such termination), payable by wire transfer of immediately available funds.

(c)    The Parties acknowledge and hereby agree that the Company Termination Payment, if, as and when required pursuant to this Section 10.02, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate Acquiror in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The Parties acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Payment on more than one occasion. Each of the Company, Acquiror and Merger Sub acknowledges that the agreements contained in this Section 10.02 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement.

(d)    Notwithstanding anything to the contrary in this Agreement, in any circumstance in which this Agreement is terminated and Acquiror is paid the Company Termination Payment pursuant to this Section 10.02, the Company Termination Payment shall be the sole and exclusive monetary remedy of Acquiror, Merger Sub or any of the Acquiror Related Parties against the Company or any other Company Related Party for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach (including any Willful Breach) of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise.

ARTICLE XI

MISCELLANEOUS

11.01    Waiver.    Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by Section 11.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

11.02    Notices.    All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service) or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)	If to Acquiror or Merger Sub, to:

375 Park Avenue
New York, NY 10162
Attn:	David M. Maura
E-mail:	dmaura@mosaicac.com

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10023
Attn:	Ross A. Fieldston
Jeffrey D. Marell
E-mail:	rfieldston@paulweiss.com
jmarell@pauweiss.com

(b)	If to the Company to:

4931 North 300 West
Provo, UT 84604
Attn:	Todd Pedersen
Alex Dunn
Shawn J. Lindquist
E-mail:	tpedersen@vivint.com
adunn@vivint.com
slindquist@vivint.com

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attn:	Wilson S. Neely
Elizabeth A. Cooper
E-mail:	wneely@stblaw.com
ecooper@stblaw.com

or to such other address or addresses as the parties may from time to time designate in writing.

11.03    Assignment.    No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

11.04    Rights of Third Parties.    Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company and Acquiror (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.02 and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Sections 11.14 and 11.16.

11.05    Expenses.    Except as otherwise provided herein (including Section 3.07, Section 7.01(e) and Section 8.04(a)), each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.

11.06    Governing Law.    This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

11.07    Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.08    Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes.

11.09    Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement) and that certain Confidentiality Agreement, dated February 13, 2019, between the Acquiror and the Company

(the “Confidentiality Agreement”), constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

11.10    Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate this Agreement in accordance with Section 10.01 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 11.10.

11.11    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

11.12    Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in New York County, New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.12. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.13    Enforcement.

(a)    The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13(a) shall not be required to provide any bond or other security in connection with any such injunction.

(b)    The parties further agree that the Company would suffer irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties to the Forward Purchase Agreements do not perform their obligations under the provisions of the Forward Purchase Agreements (including failing to take such actions as are required of them thereunder to consummate the FP Financing) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (i) if (A) the parties to the Forward Purchase Agreements do not perform their obligations under the provisions of the Forward Purchase Agreements and (B) the Company has notified Acquiror in writing of the Company’s intention to seek equitable relief on behalf of Acquiror to enforce the terms and provisions of the Forward Purchase Agreements at least five (5) days prior to the Company taking any action to seek such equitable relief, then (1) the Company shall have the right to either (at the Company’s election) (I) on behalf of Acquiror, to seek an injunction, specific performance, or other equitable relief, to prevent breaches of the Forward Purchase Agreements and to enforce specifically the terms and provisions thereof, without proof of damages or (II) to seek an injunction, specific performance, or other equitable relief, to cause Acquiror to prevent breaches of the Forward Purchase Agreements and to cause Acquiror to enforce specifically the terms and provisions thereof, without proof of damages, in each case of the foregoing clauses (I) and (II), prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which it is entitled under this Agreement, and (2) Acquiror shall not object or otherwise oppose any Action pursuant to which the Company is exercising its rights pursuant to the foregoing clause (1), and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement.

11.14    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

11.15    Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.

11.16    Acknowledgements. Each of the parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other parties (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) the Company Representations constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby; (iii) the Acquiror and Merger Sub Representations constitute the sole and exclusive representations and warranties of Acquiror and Merger Sub; (iv) except for the Company Representations by the Company, the Acquiror and

Merger Sub Representations by the Acquiror and Merger Sub, none of the parties hereto or any other Person makes, or has made, any other express or implied representation or warranty with respect to any party hereto (or any party’s Affiliates) or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any party hereto or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any party hereto (or any party’s Subsidiaries), and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any party hereto (or its Subsidiaries), or the quality, quantity or condition of any party’s or its Subsidiaries’ assets) are specifically disclaimed by all parties hereto and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any party hereto or its Subsidiaries); and (v) each party hereto and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the Company Representations by the Company, the Acquiror and Merger Sub Representations by Acquiror and Merger Sub and the other representations expressly made by a Person in the Subscription Agreements, the Sponsor Agreement, the Support Agreement, the Stockholders Agreement and the Registration Rights Agreement.

[signature page follows]

IN WITNESS WHEREOF, Acquiror, Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

MOSAIC ACQUISITION CORP.

By:	/s/ David M. Maura
Name: David M. Maura
Title: Chairman, President and Chief Executive Officer

MAIDEN MERGER SUB, INC.

By:	/s/ David M. Maura
Name: David M. Maura
Title: President and Chief Executive Officer

VIVINT SMART HOME, INC.

By:	/s/ Alex J. Dunn
Name: Alex J. Dunn
Title: President

Exhibit A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

MOSAIC ACQUISITION CORP.1

* * * * *

The present name of the corporation is Mosaic Acquisition Corp. (the “Corporation”). The Corporation was incorporated by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on December 21, 2018. This Amended and Restated Certificate of Incorporation of the Corporation (as the same may be amended and/or restated from time to time, the “Restated Certificate”), which restates and integrates and also further amends the provisions of the Certificate of Incorporation, as amended and restated, has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware. The Corporation’s Certificate of Incorporation, as amended and restated, is hereby amended, integrated and restated to read in its entirety as follows:

ARTICLE I

NAME

The name of the Corporation is Mosaic Acquisition Corp.

ARTICLE II

REGISTERED OFFICE AND AGENT

The registered office in the State of Delaware is [Cogency Global Inc., 850 New Burton Road, Suite 201, Dover, Kent County, Delaware, 19904]. The name of its registered agent at such address is [Cogency Global Inc.]

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV

CAPITAL STOCK

The total number of shares of all classes of stock that the Corporation has authority to issue is [            ], which shall be divided into two classes as follows:

[            ] shares of Class A common stock, par value $0.0001 per share (“Common Stock”); and

[1]	Note: Following the effective time of the Merger, Mosaic Acquisition Corp. to be renamed “Vivint Smart Home, Inc.” by a separate amendment.

[            ] shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).

A.    The board of directors of the Corporation (the “Board of Directors”) is hereby expressly authorized, by resolution or resolutions, at any time and from time to time, to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix, without further stockholder approval (subject to any separate vote or consent of the holders of one or more classes or series of stock of the Corporation expressly required therefor under this Restated Certificate (including any certificate of designation relating to any series of Preferred Stock)), the designation of such series, the powers (including voting powers), preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, of such series of Preferred Stock and the number of shares of such series. The powers (including voting powers), preferences and relative, participating, optional and other special rights of, and the qualifications, limitations or restrictions thereof, of each series of Preferred Stock, if any, may differ from those of any and all other series at any time outstanding.

B.    Each holder of record of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders are entitled to vote generally or holders of Common Stock as a separate class are entitled to vote (whether voting separately as a class or together with one or more classes of the Corporation’s capital stock); provided, however, that to the fullest extent permitted by law, holders of Common Stock, as such, shall have no voting power with respect to, and shall not be entitled to vote on, any amendment to this Restated Certificate (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the DGCL.

C.    Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled to only such voting rights, if any, as shall expressly be granted thereto by this Restated Certificate (including any certificate of designation relating to such series of Preferred Stock).

D.    Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock of the Corporation having a preference over or the right to participate with the Common Stock with respect to the payment of dividends and other distributions in cash, property or shares of capital stock of the Corporation, such dividends and other distributions may be declared and paid ratably on the Common Stock out of the assets of the Corporation which are legally available for this purpose at such times and in such amounts as the Board of Directors in its discretion shall determine.

E.    Upon the dissolution, liquidation or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock of the Corporation having a preference over or the right to participate with the Common Stock with respect to the distribution of assets of the Corporation upon such dissolution, liquidation or winding up of the Corporation, the holders of Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.

F.    The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Common Stock or the Preferred Stock voting separately as a class shall be required therefor, unless a vote of any such holder is required pursuant to this Restated Certificate (including any certificate of designation relating to any series of Preferred Stock).

ARTICLE V

AMENDMENT OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

A.    Notwithstanding anything contained in this Restated Certificate to the contrary, at any time when the Stockholder Parties (as defined in, and including any Person (as defined below) that from time to time becomes a Stockholder Party pursuant to the terms of, the Stockholders Agreement, dated [            ] (as the same may be amended, supplemented, restated or otherwise modified from time to time, the “Stockholders Agreement”),(together with their respective Affiliates, successors and permitted assigns, each, a “Stockholder Party”, and collectively the “Stockholder Parties”)) beneficially own, in the aggregate, less than 30% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, in addition to any vote required by applicable law, the following provisions in this Restated Certificate may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: this Article V, Article VI, Article VII, Article VIII, Article IX, Article X and Article XI(B). For the purposes of this Restated Certificate, beneficial ownership of shares shall be determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

B.    In furtherance and not in limitation of the powers conferred by the DGCL, the Board of Directors is expressly authorized to make, amend, alter, change, add to or repeal, in whole or in part, the bylaws of the Corporation (as in effect from time to time, the “Bylaws”) without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Restated Certificate. Notwithstanding anything to the contrary contained in this Restated Certificate or any provision of law which might otherwise permit a lesser vote of the stockholders, at any time when the Stockholder Parties beneficially own, in the aggregate, less than 30% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, in addition to any vote of the holders of any class or series of capital stock of the Corporation required herein (including any certificate of designation relating to any series of Preferred Stock), by the Bylaws or by applicable law, the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend, repeal or rescind, in whole or in part, any provision of the Bylaws or to adopt any provision inconsistent therewith.

C.    As used in this Article V and Article VIII only, the term “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person, and as used in this Article V and Article IX only, the term “Person” means any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

ARTICLE VI

BOARD OF DIRECTORS

A.    Except as otherwise provided in this Restated Certificate or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Except as otherwise provided for or fixed pursuant to the provisions of Article IV (including any certificate of designation with respect to any series of Preferred Stock) and this Article VI relating to the rights of the holders of any series of Preferred Stock to elect additional directors and subject to the applicable requirements of the Stockholders Agreement, the total number of directors shall be determined from time to time exclusively by resolution adopted by the Board of Directors. The directors (other than those directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, as the case may be) shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. Class I directors shall initially serve for a term expiring at the first annual meeting of stockholders following the initial classification of the Board of Directors (the “Classification Date”), Class II directors shall initially serve for a term expiring at the second annual meeting of stockholders following the Classification Date and Class III directors shall initially serve for a term expiring at the third annual meeting of stockholders following the Classification Date. Commencing with the first annual meeting of stockholders following the Classification Date, the directors of the class to be elected at each annual meeting shall be elected for a three-year term. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent director. Any such director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her earlier death, resignation, retirement, disqualification or removal from office. The Board of Directors is authorized to assign members of the Board of Directors already in office to their respective class.

B.    Subject to the rights granted to the holders of any one or more series of Preferred Stock then outstanding and the rights granted pursuant to the Stockholders Agreement, any newly-created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring in the Board of Directors (whether by death, resignation, retirement, disqualification, removal or other cause) may be filled by the affirmative vote of a majority of the directors then in office (other than directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more series, as the case may be), although less than a quorum, by a sole remaining director or by the stockholders; provided, however, that, subject to the rights of the holders of Preferred Stock or those granted pursuant to the Stockholders Agreement, at any time when the Stockholder Parties beneficially own, in the aggregate, less than 30% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, any newly-created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring in the Board of Directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (other than directors elected by the holders of any series of Preferred Stock, by voting separately as a series or together with one or more series, as the case may be) (and not by stockholders). Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

C.    Any or all of the directors (other than the directors elected by the holders of any series of Preferred Stock of the Corporation, voting separately as a series or together with one or more other such series, as the case may be) may be removed at any time either with or without cause by the affirmative vote of a majority in voting power of all outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class; provided, however, that at any time when the Stockholder Parties beneficially own, in the aggregate, less than 30% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, any such director or all such directors may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class.

D.    Elections of directors need not be by written ballot unless the Bylaws shall so provide.

E.    During any period when the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, have the right to elect additional directors pursuant to the provisions of this Restated Certificate (including any certificate of designation with respect to any series of Preferred Stock) in respect of such series, then upon commencement and for the duration of the period during which such right continues; (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, retirement, disqualification or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

ARTICLE VII

LIMITATION OF DIRECTOR LIABILITY

A.    To the fullest extent permitted by the DGCL as it now exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty owed to the Corporation or its stockholders.

B.    Neither the amendment nor repeal of this Article VII, nor the adoption of any provision of this Restated Certificate, nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of the Corporation in respect of any act or omission occurring prior to the time of such amendment, repeal, adoption or modification.

ARTICLE VIII

CONSENT OF STOCKHOLDERS IN LIEU OF MEETING, ANNUAL AND SPECIAL MEETINGS OF STOCKHOLDERS

A.    At any time when the Stockholder Parties beneficially own, in the aggregate, at least 30% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL. At any time when the Stockholder Parties beneficially own, in the aggregate, less than 30% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent of stockholders in lieu of a meeting, unless such action is recommended by all directors then in office; provided, however, that any action required or permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of Preferred Stock.

B.    Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time only by or at the direction of the Board of Directors or the Chairman of the Board of Directors; provided, however, that at any time when the Stockholder Parties beneficially own, in the aggregate, at least 30% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, special meetings of the stockholders of the Corporation for any purpose or purposes shall also be called by or at the direction of the Board of Directors or the Chairman of the Board of Directors at the request of any Stockholder Party that is an Affiliate of The Blackstone Group Inc. (or the successors and permitted assigns of any such Stockholder Party) (collectively, “Blackstone”).

C.    An annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date, and at such time as shall be fixed exclusively by resolution of the Board of Directors or a duly authorized committee thereof.

ARTICLE IX

COMPETITION AND CORPORATE OPPORTUNITIES

A.    In recognition and anticipation that (i) certain directors, principals, officers, employees and/or other representatives of the Stockholder Parties and each of their Affiliates (as defined in this Article IX) may serve as directors, officers or agents of the Corporation, (ii) the Stockholder Parties and their Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage or propose to engage and/or other business activities that overlap with or compete with those in which the Corporation or any of its Affiliates, directly or indirectly, may engage or propose to engage, and (iii) members of the Board of Directors who are not employees of the Corporation (“Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation or any of its Affiliates, directly or indirectly, may engage or propose to engage, the provisions of this Article IX are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Stockholder Parties, the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

B.    None of (i) the Stockholder Parties or any of their Affiliates or (ii) any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates (the Persons identified in (i) and (ii) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity that may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section (C) of this Article IX. Subject to said Section (C) of this Article IX, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person or does not communicate information regarding such corporate opportunity to the Corporation.

C.    Notwithstanding the foregoing provisions of this Article IX, the Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation) if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section (B) of this Article IX shall not apply to any such corporate opportunity.

D.    In addition to and notwithstanding the foregoing provisions of this Article IX, a potential corporate opportunity shall not be deemed to be a corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

E.    For purposes of this Article IX, “Affiliate” shall mean (a) in respect of any Stockholder Party, any Person that, directly or indirectly, is controlled by a Stockholder Party, controls a Stockholder Party or is under common control with a Stockholder Party and shall include any principal, member, director, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation), (b) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (c) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation.

F.    For purposes of this Article IX, “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting stock, by contract, or otherwise. A Person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such Person holds voting stock, in good faith and not for the purpose of circumventing this Section, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

G.    To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

ARTICLE X

DGCL SECTION 203 AND BUSINESS COMBINATIONS

A.    The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

B.    Notwithstanding the foregoing, the Corporation shall not engage in any business combination (as defined below), at any point in time at which the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any interested stockholder (as defined below) for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

1.	prior to such time, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

2.

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

3.

at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

C.    For purposes of this Article X, references to:

1.	“Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

2.

“associate” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

3.

“Blackstone Direct Transferee” means any person that acquires (other than in a registered public offering) directly from Blackstone or any of its successors or any “group”, or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act shares of stock of the Corporation that result in such person’s beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.

4.

“Blackstone Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Blackstone Direct Transferee or any other Blackstone Indirect Transferee shares of stock of the Corporation that result in such person’s beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.

5.	“business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

(i)

any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation, Section (B) of this Article X is not applicable to the surviving entity;

(ii)

any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

(iii)

any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (a) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (b) pursuant to a merger under Section 251(g) of the DGCL; (c) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (d) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (e) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (c) through (e) of this subsection (iii) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

(iv)

any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(v)

any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (i) through (iv) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

6.	“control,” including the terms “controlling,” “controlled by” and “under common control with” shall have the meaning set forth in Article IX.

7.

“interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an Affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the Affiliates and associates of such person; provided, however, that “interested stockholder” shall not include (a) Blackstone, any Blackstone Direct Transferee, and any Blackstone Indirect Transferee, or any of their respective Affiliates or successors or any “group”, or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, or (b) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation, provided, further, that in the case of clause (b) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

8.	“owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its Affiliates or associates:

(i)	beneficially owns such stock, directly or indirectly; or

(ii)

has (a) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or associates until such tendered stock is accepted for purchase or exchange; or (b) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

(iii)

has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (b) of subsection (ii) above), or disposing of such stock with any other person that beneficially owns, or whose Affiliates or associates beneficially own, directly or indirectly, such stock.

9.	“person” means any individual, corporation, partnership, unincorporated association or other entity.

10.	“stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

11.

“voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference in this Article X to a percentage of voting stock shall refer to such percentage of the votes of such voting stock.

ARTICLE XI

MISCELLANEOUS

A.    If any provision or provisions of this Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Restated Certificate (including, without limitation, each portion of any paragraph of this Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by law, the provisions of this Restated Certificate (including, without limitation, each such portion of any paragraph of this Restated Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.

B.    Unless the Corporation consents in writing to the selection of an alternative forum, any (i) derivative action or proceeding brought on behalf of the Corporation, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL or this Restated Certificate or the Bylaws, or (iv) action asserting a claim governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI(B). Notwithstanding anything otherwise to the contrary herein, the provisions of this Article XI(B) will not apply to suits brought to enforce a duty or liability created by the federal securities laws or any other claim for which the federal courts have exclusive jurisdiction.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Mosaic Acquisition Corp. has caused this Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this [    ] day of 20[    ].

MOSAIC ACQUISITION CORP.

By:
Name:
Title:

Exhibit B

FORM OF AMENDED AND RESTATED

BYLAWS

OF

VIVINT SMART HOME, INC.1

ARTICLE I

Offices

SECTION 1.01    Registered Office. The registered office and registered agent of Vivint Smart Home, Inc. (the “Corporation”) in the State of Delaware shall be as set forth in the Certificate of Incorporation (as defined below). The Corporation may also have offices in such other places in the United States or elsewhere as the Board of Directors of the Corporation (the “Board of Directors”) may, from time to time, determine or as the business of the Corporation may require as determined by any officer of the Corporation.

ARTICLE II

Meetings of Stockholders

SECTION 2.01    Annual Meetings.    Annual meetings of stockholders may be held at such place, if any, either within or without the State of Delaware, and at such time and date as the Board of Directors shall determine and state in the notice of meeting. The Board of Directors may, in its sole discretion, determine that annual meetings of the stockholders shall not be held at any place, but may instead be held solely by means of remote communication as described in Section 2.11 of these Bylaws in accordance with Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). The Board of Directors may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board of Directors.

SECTION 2.02    Special Meetings. Special meetings of the stockholders may only be called in the manner provided in the Corporation’s certificate of incorporation (as the same may be amended and/or restated from time to time, the “Certificate of Incorporation”) and may be held at such place, if any, either within or without the State of Delaware, and at such time and date as the Board of Directors or the Chairman of the Board of Directors shall determine and state in the notice of such meeting. The Board of Directors may, in its sole discretion, determine that special meetings of the stockholders shall not be held at any place, but may instead be held solely by means of remote communication as described in Section 2.11 of these Bylaws in accordance with Section 211(a)(2) of the DGCL. The Board of Directors may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Board of Directors or the Chairman of the Board of Directors; provided, however, that with respect to any special meeting of stockholders previously scheduled by the Board of Directors or the Chairman of the Board of Directors at the request of stockholders (as provided for in the Certificate of Incorporation), the Board of Directors shall not postpone, reschedule or cancel such special meeting without the prior written consent of such requesting stockholders.

SECTION 2.03    Notice of Stockholder Business and Nominations.

(A)    Annual Meetings of Stockholders.

(1)    Nominations of persons for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (a) as

[1]	Note: Formerly Mosaic Acquisition Corp.

provided in the Stockholders Agreement (as defined in the Certificate of Incorporation) (with respect to nominations of persons for election to the Board of Directors only), (b) pursuant to the Corporation’s notice of meeting (or any supplement thereto) delivered pursuant to Section 2.04 of Article II of these Bylaws, (c) by or at the direction of the Board of Directors or any authorized committee thereof or (d) by any stockholder of the Corporation who is entitled to vote at the meeting, who, subject to paragraph (C)(4) of this Section 2.03, complied with the notice procedures set forth in paragraphs (A)(2) and (A)(3) of this Section 2.03 and who was a stockholder of record at the time such notice is delivered to the Secretary of the Corporation.

(2)    For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (d) of paragraph (A)(1) of this Section 2.03, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, and, in the case of business other than nominations of persons for election to the Board of Directors, such other business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days, or delayed by more than seventy (70) days, from the anniversary date of the previous year’s meeting, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement (as defined below) of the date of such meeting is first made by the Corporation. Public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Notwithstanding anything in this Section 2.03(A)(2) to the contrary, if the number of directors to be elected to the Board of Directors at an annual meeting is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least one hundred (100) calendar days prior to the first anniversary of the prior year’s annual meeting of stockholders, then a stockholder’s notice required by this Section shall be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Secretary of the Corporation not later than the close of business on the tenth (10th) calendar day following the day on which such public announcement is first made by the Corporation.

(3)    A stockholder’s notice delivered pursuant to this Section 2.03 shall set forth: (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including such person’s written consent to being named in the Corporation’s proxy statement as a nominee of the stockholder and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation’s books and records, and of such beneficial owner, (ii) the class or series and number of shares of capital stock of the Corporation that are owned, directly or indirectly, beneficially and of record by such stockholder and such beneficial owner, (iii) a representation that the stockholder is a holder of record of the stock of the Corporation at the time of the giving of the notice, will be entitled to vote at such meeting and will appear in person or by proxy at the meeting to propose such business or nomination, (iv) a representation whether the stockholder or the beneficial owner, if any, will be or is part of a group that will (x) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the

Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (y) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination, (v) a certification regarding whether such stockholder and beneficial owner, if any, have complied with all applicable federal, state and other legal requirements in connection with the stockholder’s and/or beneficial owner’s acquisition of shares of capital stock or other securities of the Corporation and/or the stockholder’s and/or beneficial owner’s acts or omissions as a stockholder of the Corporation and (vi) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder; (d) a description of any agreement, arrangement or understanding with respect to the nomination or proposal and/or the voting of shares of any class or series of stock of the Corporation between or among the stockholder giving the notice, the beneficial owner, if any, on whose behalf the nomination or proposal is made, any of their respective affiliates or associates and/or any others acting in concert with any of the foregoing (collectively, “proponent persons”); and (e) a description of any agreement, arrangement or understanding (including without limitation any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) to which any proponent person is a party, the intent or effect of which may be (i) to transfer to or from any proponent person, in whole or in part, any of the economic consequences of ownership of any security of the Corporation, (ii) to increase or decrease the voting power of any proponent person with respect to shares of any class or series of stock of the Corporation and/or (iii) to provide any proponent person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any security of the Corporation. A stockholder providing notice of a proposed nomination for election to the Board of Directors or other business proposed to be brought before a meeting (whether given pursuant to this paragraph (A)(3) or paragraph (B) of this Section 2.03 of these Bylaws) shall update and supplement such notice from time to time to the extent necessary so that the information provided or required to be provided in such notice shall be true and correct (x) as of the record date for determining the stockholders entitled to notice of the meeting and (y) as of the date that is fifteen (15) days prior to the meeting or any adjournment or postponement thereof, provided that if the record date for determining the stockholders entitled to vote at the meeting is less than fifteen (15) days prior to the meeting or any adjournment or postponement thereof, the information shall be supplemented and updated as of such later date. Any such update and supplement shall be delivered in writing to the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) days after the record date for determining the stockholders entitled to notice of the meeting (in the case of any update and supplement required to be made as of the record date for determining the stockholders entitled to notice of the meeting), not later than ten (10) days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update or supplement required to be made as of fifteen (15) days prior to the meeting or adjournment or postponement thereof) and not later than five (5) days after the record date for determining the stockholders entitled to vote at the meeting, but no later than the day prior to the meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of a date less than fifteen (15) days prior to the date of the meeting or any adjournment or postponement thereof). The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation and to determine the independence of such director under the Exchange Act and rules and regulations thereunder and applicable stock exchange rules.

(B)    Special Meetings of Stockholders. Only such business (including the election of specific individuals to fill vacancies or newly created directorships on the Board of Directors) shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. At any time that stockholders are not prohibited from filling vacancies or newly created directorships on the Board of Directors, nominations of persons for the election to the Board of Directors to fill any vacancy or unfilled newly created directorship may be made at a special meeting of stockholders at which any proposal to fill any vacancy or unfilled newly created directorship is to be presented to the stockholders (1) as provided in the Stockholders Agreement, (2) by or at the direction of the Board of Directors or any committee thereof or (3) provided that the Board of Directors (or any Stockholder Party that is an Affiliate of The Blackstone Group, Inc. (or the successors and permitted assigns of any such Stockholder Party) pursuant to Section B of Article VIII of the Certificate of Incorporation) has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is entitled to vote at the meeting on such matters, who (subject to paragraph (C)(4) of this Section 2.03) complies with the notice procedures set forth in paragraphs (A)(2) and (A)(3) of this Section 2.03 and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. In the event the Corporation calls a special meeting of stockholders for the purpose of submitting a proposal to stockholders for the election of one or more directors to fill any vacancy or newly created directorship on the Board of Directors, any such stockholder entitled to vote on such matter may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting if the stockholder’s notice as required by paragraph (A)(2) of this Section 2.03 shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred and twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which the Corporation first makes a public announcement of the date of the special meeting at which directors are to be elected. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(C)    General. (1) Except as provided in paragraph (C)(4) of this Section 2.03, only such persons who are nominated in accordance with the procedures set forth in this Section 2.03 or the Stockholders Agreement shall be eligible to serve as directors and only such business shall be conducted at an annual or special meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.03. Except as otherwise provided by the DGCL, the Certificate of Incorporation or these Bylaws, the chairman of the meeting shall, in addition to making any other determination that may be appropriate for the conduct of the meeting, have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall be disregarded. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of the meeting shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting, (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants and on shareholder approvals. Notwithstanding the foregoing provisions of this Section 2.03, unless otherwise required by the DGCL, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.03, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Unless and to the extent determined by the Board of

Directors or the chairman of the meeting, the meeting of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

(2)    Whenever used in these Bylaws, “public announcement” shall mean disclosure (a) in a press release released by the Corporation, provided such press release is released by the Corporation following its customary procedures, is reported by the Dow Jones News Service, Associated Press or comparable national news service, or is generally available on internet news sites, or (b) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(3)    Notwithstanding the foregoing provisions of this Section 2.03, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 2.03; provided, however, that, to the fullest extent permitted by law, any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to these Bylaws (including paragraphs (A)(1)(d) and (B) of this Section 2.03), and compliance with paragraphs (A)(1)(d) and (B) of this Section 2.03 of these Bylaws shall be the exclusive means for a stockholder to make nominations or submit other business. Nothing in these Bylaws shall be deemed to affect any rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances.

(4)    Notwithstanding anything to the contrary contained in this Section 2.03, for as long as the Stockholders Agreement remains in effect with respect to the Stockholder Parties (as defined in the Certificate of Incorporation), the Stockholder Parties (to the extent then subject to the Stockholders Agreement) shall not be subject to the notice procedures set forth in paragraphs (A)(2), (A)(3) or (B) of this Section 2.03 with respect to any annual or special meeting of stockholders.

SECTION 2.04    Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a timely notice in writing or by electronic transmission, in the manner provided in Section 232 of the DGCL, of the meeting, which shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purposes for which the meeting is called, shall be mailed to or transmitted electronically by the Secretary of the Corporation to each stockholder of record entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting. Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

SECTION 2.05    Quorum.    Unless otherwise required by law, the Certificate of Incorporation or the rules of any stock exchange upon which the Corporation’s securities are listed, the holders of record of a majority of the voting power of the issued and outstanding shares of capital stock of the Corporation entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders. Notwithstanding the foregoing, where a separate vote by a class or series or classes or series is required, a majority in voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on that matter. Once a quorum is present to organize a meeting, it shall not be broken by the subsequent withdrawal of any stockholders.

SECTION 2.06    Voting.    Except as otherwise provided by or pursuant to the provisions of the Certificate of Incorporation, each stockholder entitled to vote at any meeting of the stockholders shall be entitled to one vote for each share of stock held by such stockholder that has voting power upon the matters in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy in any manner provided under Section 212(c) of the DGCL or as otherwise provided under applicable law, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Unless required by the Certificate of Incorporation or applicable law, or determined by the chairman of the meeting to be advisable, the vote on any question need not be by ballot. On a vote by ballot, each ballot shall be signed by the stockholder voting, or by such stockholder’s proxy, if there be such proxy. When a quorum is present or represented at any meeting, the vote of the holders of a majority of the voting power of the shares of stock present in person or represented by proxy and entitled to vote on the subject matter shall decide any question brought before such meeting, unless the question is one upon which, by express provision of applicable law, of the rules or regulations of any stock exchange applicable to the Corporation, of any regulation applicable to the Corporation or its securities, of the Certificate of Incorporation or of these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question. Notwithstanding the foregoing sentence and subject to the Certificate of Incorporation, all elections of directors shall be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

SECTION 2.07    Chairman of Meetings. The Chairman of the Board of Directors, or in the Chairman of the Board of Directors’ absence or at the Chairman of the Board of Directors’ direction, the Chief Executive Officer of the Corporation (the “Chief Executive Officer”), or in the absence of the Chief Executive Officer or at the Chief Executive Officer’s direction, a person designated by the Board of Directors shall be the chairman of the meeting and, as such, preside at all meetings of the stockholders.

SECTION 2.08    Secretary of Meetings. The Secretary of the Corporation shall act as Secretary at all meetings of the stockholders. In the absence or at the direction of the Secretary, the Chairman of the Board of Directors or the Chief Executive Officer shall appoint a person to act as Secretary at such meetings.

SECTION 2.09    Consent of Stockholders in Lieu of Meeting. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote only to the extent permitted by and in the manner provided in the Certificate of Incorporation and in accordance with applicable law.

SECTION 2.10    Adjournment. At any meeting of stockholders of the Corporation, if less than a quorum be present, the chairman of the meeting or stockholders holding a majority in voting power of the shares of outstanding stock of the Corporation, present in person or by proxy and entitled to vote thereon, shall have the power to adjourn the meeting from time to time without notice other than announcement at the meeting until a quorum shall be present. Any business may be transacted at the adjourned meeting that might have been transacted at the meeting originally noticed. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date so fixed for notice of such adjourned meeting.

SECTION 2.11    Remote Communication. If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(a)    participate in a meeting of stockholders; and

(b)    be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication;

provided, that

(i)    the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder;

(ii)    the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and

(iii)    if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

SECTION 2.12    Inspectors of Election. The Corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

ARTICLE III

Board of Directors

SECTION 3.01    Powers. Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. The Board of Directors may exercise all such authority and powers of the Corporation and do all such lawful acts and things as are not by the DGCL or the Certificate of Incorporation directed or required to be exercised or done by the stockholders.

SECTION 3.02    Number and Term; Chairman. Subject to the Certificate of Incorporation, the number of directors shall be fixed exclusively by resolution of the Board of Directors. Directors shall be elected by the stockholders at their annual meeting, and the term of each director so elected shall be as set forth in the Certificate of Incorporation. Directors need not be stockholders. The Board of Directors shall elect from its ranks a Chairman of the Board of Directors, who shall have the powers and perform such duties as provided in these Bylaws and as the Board of Directors may from time to time prescribe. The Chairman of the Board of Directors shall preside at all meetings of the Board of Directors at which he or she is present. If the Chairman of the Board of Directors is not present at a meeting of the Board of Directors, the Chief Executive Officer (if the Chief Executive Officer is a director and is not also the Chairman of the Board of Directors) shall preside at such meeting, and, if the Chief Executive Officer is not present at such meeting or is not a director, a majority of the directors present at such meeting shall elect one (1) of their members to preside over such meeting.

SECTION 3.03    Resignations. Any director may resign at any time upon notice given in writing or by electronic transmission to the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer or the Secretary of the Corporation. The resignation shall take effect at the time or upon the happening of any event specified therein, and if no specification is so made, at the time of its receipt. The acceptance of a resignation shall not be necessary to make it effective unless otherwise expressly provided in the resignation.

SECTION 3.04    Removal. Directors of the Corporation may be removed in the manner provided in the Certificate of Incorporation and applicable law.

SECTION 3.05    Vacancies and Newly Created Directorships. Except as otherwise provided by the DGCL and subject to the Stockholders Agreement, vacancies occurring in any directorship (whether by death, resignation, retirement, disqualification, removal or other cause) and newly created directorships resulting from any increase in the number of directors shall be filled in accordance with the Certificate of Incorporation. Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

SECTION 3.06    Meetings. Regular meetings of the Board of Directors may be held at such places and times as shall be determined from time to time by the Board of Directors. Special meetings of the Board of Directors may be called by the Chief Executive Officer of the Corporation or the Chairman of the Board of Directors, and shall be called by the Chief Executive Officer or the Secretary of the Corporation if directed by the Board of Directors and shall be at such places and times as they or he or she shall fix. Notice need not be given of regular meetings of the Board of Directors. At least twenty four (24) hours before each special meeting of the Board of Directors, either written notice, notice by electronic transmission or oral notice (either in person or by telephone) of the time, date and place of the meeting shall be given to each director. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

SECTION 3.07    Quorum, Voting and Adjournment. Except as otherwise provided by the DGCL, the Certificate of Incorporation or these Bylaws, a majority of the total number of directors shall constitute a quorum for the transaction of business. Except as otherwise provided by the DGCL, the Certificate of Incorporation or these Bylaws, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. In the absence of a quorum, a majority of the directors present thereat may adjourn such meeting to another time and place. Notice of such adjourned meeting need not be given if the time and place of such adjourned meeting are announced at the meeting so adjourned.

SECTION 3.08    Committees; Committee Rules. The Board of Directors may designate one or more committees, including but not limited to an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each such committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee to replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board of Directors establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the

Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; provided that no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval or (b) adopting, amending or repealing any Bylaw of the Corporation. Each committee of the Board of Directors may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board of Directors designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present at a meeting of the committee at which a quorum is present. Unless otherwise provided in such a resolution, in the event that a member and that member’s alternate, if alternates are designated by the Board of Directors, of such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member.

SECTION 3.09    Action Without a Meeting. Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or any committee thereof, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed in the minutes of proceedings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form or shall be in electronic form if the minutes are maintained in electronic form.

SECTION 3.10     Remote Meeting. Unless otherwise restricted by the Certificate of Incorporation, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting by means of conference telephone or other communications equipment in which all persons participating in the meeting can hear each other. Participation in a meeting by means of conference telephone or other communications equipment shall constitute presence in person at such meeting.

SECTION 3.11    Compensation. The Board of Directors shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

SECTION 3.12     Reliance on Books and Records. A member of the Board of Directors, or a member of any committee designated by the Board of Directors shall, in the performance of such person’s duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board of Directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

ARTICLE IV

Officers

SECTION 4.01    Number. The officers of the Corporation shall include any officers required by the DGCL, each of whom shall be elected by the Board of Directors and who shall hold office for such terms as shall be determined by the Board of Directors and until their successors are elected and qualify or until their earlier resignation or removal. In addition, the Board of Directors may elect a Chief Executive Officer, a President, one or more Vice Presidents, including one or more Executive Vice Presidents, Senior Vice Presidents, a Treasurer and one or more Assistant Treasurers, a Secretary and one or more Assistant Secretaries and any other additional officers as the Board of Directors deems necessary or advisable, who shall hold their office for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors. Any number of offices may be held by the same person.

SECTION 4.02    Other Officers and Agents. The Board of Directors may appoint such other officers and agents as it deems advisable, who shall hold their office for such terms and shall exercise and perform such powers and duties as shall be determined from time to time by the Board of Directors.

SECTION 4.03    Chief Executive Officer. The Chief Executive Officer, subject to the determination of the Board of Directors, shall have general executive charge, management, and control of the properties and operations of the Corporation in the ordinary course of its business, with all such powers with respect to such properties and operations as may be reasonably incident to such responsibilities. If the Board of Directors has not elected a Chairman of the Board of Directors or in the absence or inability to act as the Chairman of the Board of Directors, the Chief Executive Officer shall exercise all of the powers and discharge all of the duties of the Chairman of the Board of Directors, but only if the Chief Executive Officer is a director of the Corporation.

SECTION 4.04    President. The President, if elected, shall have such powers and shall perform such duties as shall be assigned to him or her by the Chief Executive Officer or the Board of Directors.

SECTION 4.05    Vice Presidents. Each Vice President, if any are elected, of whom one or more may be designated an Executive Vice President or Senior Vice President, shall have such powers and shall perform such duties as shall be assigned to him or her by the Chief Executive Officer or the Board of Directors.

SECTION 4.06    Treasurer. The Treasurer shall have custody of the corporate funds, securities, evidences of indebtedness and other valuables of the Corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation. The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors or its designees selected for such purposes. The Treasurer shall disburse the funds of the Corporation, taking proper vouchers therefor. The Treasurer shall render to the Chief Executive Officer and the Board of Directors, upon their request, a report of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond for the faithful discharge of his or her duties in such amount and with such surety as the Board of Directors shall prescribe.

In addition, the Treasurer shall have such further powers and perform such other duties incident to the office of Treasurer as from time to time are assigned to him or her by the Chief Executive Officer or the Board of Directors.

SECTION 4.07    Secretary.    The Secretary shall: (a) cause minutes of all meetings of the stockholders and directors to be recorded and kept properly; (b) cause all notices required by these Bylaws or otherwise to be given properly; (c) see that the minute books, stock books, and other nonfinancial books, records and papers of the Corporation are kept properly; and (d) cause all reports, statements, returns, certificates and other documents to be prepared and filed when and as required. The Secretary shall have such further powers and perform such other duties as prescribed from time to time by the Chief Executive Officer or the Board of Directors.

SECTION 4.08    Assistant Treasurers and Assistant Secretaries. Each Assistant Treasurer and each Assistant Secretary, if any are elected, shall be vested with all the powers and shall perform all the duties of the Treasurer and Secretary, respectively, in the absence or disability of such officer, unless or until the Chief Executive Officer or the Board of Directors shall otherwise determine. In addition, Assistant Treasurers and Assistant Secretaries shall have such powers and shall perform such duties as shall be assigned to them by the Chief Executive Officer or the Board of Directors.

SECTION 4.09    Corporate Funds and Checks. The funds of the Corporation shall be kept in such depositories as shall from time to time be prescribed by the Board of Directors or its designees selected for such purposes. All checks or other orders for the payment of money shall be signed by the Chief Executive Officer, a Vice President, the Treasurer or the Secretary or such other person or agent as may from time to time be authorized and with such countersignature, if any, as may be required by the Board of Directors.

SECTION 4.10    Contracts and Other Documents. The Chief Executive Officer and the Secretary, or such other officer or officers as may from time to time be authorized by the Board of Directors or any other committee given specific authority in the premises by the Board of Directors during the intervals between the meetings of the Board of Directors, shall have power to sign and execute on behalf of the Corporation deeds, conveyances and contracts, and any and all other documents requiring execution by the Corporation.

SECTION 4.11    Ownership of Stock of Another Corporation. Unless otherwise directed by the Board of Directors, the Chief Executive Officer, a Vice President, the Treasurer or the Secretary, or such other officer or agent as shall be authorized by the Board of Directors, shall have the power and authority, on behalf of the Corporation, to attend and to vote at any meeting of securityholders of any entity in which the Corporation holds securities or equity interests and may exercise, on behalf of the Corporation, any and all of the rights and powers incident to the ownership of such securities or equity interests at any such meeting, including the authority to execute and deliver proxies and consents on behalf of the Corporation.

SECTION 4.12    Delegation of Duties. In the absence, disability or refusal of any officer to exercise and perform his or her duties, the Board of Directors may delegate to another officer such powers or duties.

SECTION 4.13    Resignation and Removal. Any officer of the Corporation may be removed from office for or without cause at any time by the Board of Directors. Any officer may resign at any time in the same manner prescribed under Section 3.03 of these Bylaws.

SECTION 4.14    Vacancies. The Board of Directors shall have the power to fill vacancies occurring in any office.

ARTICLE V

Stock

SECTION 5.01    Shares With Certificates. The shares of stock of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock in the Corporation represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Corporation by any two authorized officers of the Corporation (it being understood that each of the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, Chief Executive Officer, President, Chief Financial Officer, a Vice President, the Treasurer, any Assistant Treasurer, the Secretary and any Assistant Secretary of the Corporation shall be an authorized officer for such purpose), certifying the number and class of shares of stock of the Corporation owned by such holder. Any or all of the signatures on the certificate may be a facsimile. The Board of Directors shall have the power to appoint one or more transfer agents and/or registrars for the transfer or registration of certificates of stock of any class, and may require stock certificates to be countersigned or registered by one or more of such transfer agents and/or registrars.

SECTION 5.02    Uncertificated Shares. If the Board of Directors chooses to issue uncertificated shares, within a reasonable time after the issue or transfer of uncertificated shares, the Corporation shall, if required by the DGCL, give a notice to the registered owner thereof containing the information required to be set forth or stated on stock certificates by the applicable provisions of the DGCL. The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided that the use of such system by the Corporation is permitted by applicable law.

SECTION 5.03    Transfer of Shares. Shares of stock of the Corporation shall be transferable upon its books by the holders thereof, in person or by their duly authorized attorneys or legal representatives, upon surrender to the Corporation by delivery thereof (to the extent evidenced by a physical stock certificate) to the person in charge of the stock and transfer books and ledgers. Certificates representing such shares, if any, shall be cancelled and new certificates, if the shares are to be certificated, shall thereupon be issued. Shares of capital stock of the Corporation that are not represented by a certificate shall be transferred in accordance with any procedures adopted by the Corporation or its agents and applicable law. A record shall be made of each transfer. Whenever any transfer of shares shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer if, when the certificates are presented to the Corporation for transfer or uncertificated shares are requested to be transferred, both the transferor and transferee request the Corporation do so. The Corporation shall have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of certificates representing shares of stock of the Corporation and uncertificated shares.

SECTION 5.04    Lost, Stolen, Destroyed or Mutilated Certificates. A new certificate of stock or uncertificated shares may be issued in the place of any certificate previously issued by the Corporation alleged to have been lost, stolen or destroyed, and the Corporation may, in its discretion, require the owner of such lost, stolen or destroyed certificate, or his or her legal representative, to give the Corporation a bond, in such sum as the Corporation may direct, in order to indemnify the Corporation against any claims that may be made against it in connection therewith. A new certificate or uncertificated shares of stock may be issued in the place of any certificate previously issued by the Corporation that has become mutilated upon the surrender by such owner of such mutilated certificate and, if required by the Corporation, the posting of a bond by such owner in an amount sufficient to indemnify the Corporation against any claim that may be made against it in connection therewith.

SECTION 5.05    List of Stockholders Entitled to Vote. The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting (a) on a reasonably accessible electronic network; provided that the information required to gain access to such list is provided with the notice of meeting or (b) during ordinary business hours at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by the DGCL, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 5.05 or to vote in person or by proxy at any meeting of stockholders.

SECTION 5.06    Fixing Date for Determination of Stockholders of Record.

(A)    In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

(B)    In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(C)    Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date for determining stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board of Directors, (i) when no prior action of the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

SECTION 5.07    Registered Stockholders. Prior to the surrender to the Corporation of the certificate or certificates for a share or shares of stock or notification to the Corporation of the transfer of uncertificated shares with a request to record the transfer of such share or shares, the Corporation may treat the registered owner of such share or shares as the person entitled to receive dividends, to vote, to receive notifications and otherwise to exercise all the rights and powers of an owner of such share or shares. To the fullest extent permitted by law, the Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

ARTICLE VI

Notice and Waiver of Notice

SECTION 6.01    Notice. (A) Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation. Notice shall be given (i) if mailed, when deposited in the United States mail, (ii) if delivered by courier service, the earlier of when the notice is received or left at the stockholder’s address, or (iii) if given by electronic mail, when directed to such stockholder’s electronic mail address (unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by the DGCL to be given by electronic transmission). A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation. A notice by electronic mail will include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files or information. Any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws provided by means of electronic transmission (other than any such notice given by electronic mail) may only be given in a form consented to by such stockholder, and any such notice by such means of electronic transmission shall be deemed to be given as provided by the DGCL.

(B)    Except as otherwise provided herein or permitted by applicable law, notices to any director may be in writing and delivered personally or mailed to such director at such director’s address appearing on the books of the Corporation, or may be given by telephone or by any means of electronic transmission (including, without limitation, electronic mail) directed to an address for receipt by such director of electronic transmissions appearing on the books of the Corporation.

(C)    Without limiting the manner by which notice otherwise may be given effectively to stockholders, and except as prohibited by applicable law, any notice to stockholders given by the Corporation under any provision of applicable law, the Certificate of Incorporation, or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the corporation. Any stockholder who fails to object in writing to the corporation, within 60 days of having been given written notice by the Corporation of its intention to send the single notice permitted under this Section 6.01(C), shall be deemed to have consented to receiving such single written notice.

SECTION 6.02    Waiver of Notice. A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting (in person or by remote communication) shall constitute waiver of notice except attendance for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE VII

Indemnification

SECTION 7.01    Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, agent or trustee or in any other capacity while serving as a director, officer, employee, agent or trustee, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in

Section 7.03 with respect to proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Any reference to an officer of the Corporation in this Article VII shall be deemed to refer exclusively to the Chief Executive Officer, President, Chief Financial Officer, Chief Legal Officer or General Counsel and Secretary of the Corporation appointed pursuant to Article IV of these Bylaws, and to any Vice President, Assistant Secretary, Assistant Treasurer or other officer of the Corporation appointed by the Board of Directors pursuant to Article IV of these Bylaws, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors or equivalent governing body of such other entity pursuant to the certificate of incorporation and bylaws or equivalent organizational documents of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, but not an officer thereof as described in the preceding sentence, has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be such an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, such an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article VII.

SECTION 7.02    Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 7.01, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney’s fees) incurred in appearing at, participating in or defending any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article VII (which shall be governed by Section 7.03 (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires or in the case of an advance made in a proceeding brought to establish or enforce a right to indemnification or advancement, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made solely upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified or entitled to advancement of expenses under Sections 7.01 and 7.02 or otherwise.

SECTION 7.03    Right of Indemnitee to Bring Suit. If a claim under Section 7.01 or 7.02 is not paid in full by the Corporation within (i) sixty (60) days after a written claim for indemnification has been received by the Corporation or (ii) twenty (20) days after a claim for an advancement of expenses has been received by the Corporation, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim or to obtain advancement of expenses, as applicable. To the fullest extent permitted by law, if the indemnitee is successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Corporation.

SECTION 7.04    Indemnification Not Exclusive.

(A)    The provision of indemnification to or the advancement of expenses and costs to any indemnitee under this Article VII, or the entitlement of any indemnitee to indemnification or advancement of expenses and costs under this Article VII, shall not limit or restrict in any way the power of the Corporation to indemnify or advance expenses and costs to such indemnitee in any other way permitted by law or be deemed exclusive of, or invalidate, any right to which any indemnitee seeking indemnification or advancement of expenses and costs may be entitled under any law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such indemnitee’s capacity as an officer, director, employee or agent of the Corporation and as to action in any other capacity.

(B)    Given that certain jointly indemnifiable claims (as defined below) may arise due to the service of the indemnitee as a director and/or officer of the Corporation and as a director, officer, employee or agent of one or more indemnitee-related entities (as defined below), the Corporation shall be fully and primarily responsible for the payment to the indemnitee in respect of indemnification or advancement of expenses in connection with any such jointly indemnifiable claims, pursuant to and in accordance with the terms of this Article VII, irrespective of any right of recovery the indemnitee may have from any indemnitee-related entity. Under no circumstance shall the Corporation be entitled to any right of subrogation or contribution by any indemnitee-related entity and no right of advancement or recovery the indemnitee may have from any indemnitee-related entity shall reduce or otherwise alter the rights of the indemnitee or the obligations of the Corporation hereunder. In the event that any indemnitee-related entity shall make any payment to the indemnitee in respect of indemnification or advancement of expenses with respect to any jointly indemnifiable claim, such indemnitee-related entity shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee against the Corporation, and the indemnitee shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable any indemnitee-related entity effectively to bring suit to enforce such rights. Each of the indemnitee-related entities shall be third-party beneficiaries with respect to this Section 7.04(B) of Article VII, entitled to enforce this Section 7.04(B) of Article VII.

For purposes of this Section 7.04(B) of Article VII, the following terms shall have the following meanings:

(1)    The term “indemnitee-related entities” means any corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (other than the Corporation or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise for which the indemnitee has agreed, on behalf of the Corporation or at the Corporation’s request, to serve as a director, officer, employee or agent and which service is covered by the indemnity described herein) from whom an indemnitee may be entitled to indemnification or advancement of expenses with respect to which, in whole or in part, the Corporation may also have an indemnification or advancement obligation (other than as a result of obligations under an insurance policy).

(2)    The term “jointly indemnifiable claims” shall be broadly construed and shall include, without limitation, any action, suit or proceeding for which the indemnitee shall be entitled to indemnification or advancement of expenses from both an indemnitee-related entity and the Corporation pursuant to Delaware law, any agreement or certificate of incorporation, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or comparable organizational documents of the Corporation or an indemnitee-related entity, as applicable.

SECTION 7.05    Nature of Rights. The rights conferred upon indemnitees in this Article VII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article VII that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

SECTION 7.06    Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

SECTION 7.07    Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

ARTICLE VIII

Miscellaneous

SECTION 8.01    Electronic Transmission, etc. For purposes of these Bylaws, the terms “electronic transmission,” “electronic mail,” and “electronic mail address,” as used herein, shall have the meanings ascribed thereto in the DGCL.

SECTION 8.02    Corporate Seal. The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

SECTION 8.03    Fiscal Year. The fiscal year of the Corporation shall end on March 31, or such other day as the Board of Directors may designate.

SECTION 8.04    Section Headings. Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

SECTION 8.05    Inconsistent Provisions. In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation, the DGCL or any other applicable law, such provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE IX

Amendments

SECTION 9.01    Amendments. The Board of Directors is expressly authorized to make, amend, alter, change, add to or repeal, in whole or in part, these Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation. Notwithstanding any other provisions of these Bylaws or any provision of law that might otherwise permit a lesser vote of the stockholders, at any time when the 313 Acquisition Entities (as defined in the Stockholders Agreement) beneficially own, in the aggregate, less than 30% in voting power of the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, in addition to any vote of the holders of any class or series of capital stock of the Corporation required by the Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock (as defined in the Certificate of Incorporation), these Bylaws or applicable law, the affirmative vote of the holders of at least 66 2/3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend, repeal or rescind, in whole or in part, any provision of these Bylaws (including, without limitation, this Section 9.01) or to adopt any provision inconsistent herewith.

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Exhibit C

VIVINT SMART HOME, INC.

[2019] OMNIBUS INCENTIVE PLAN

1. Purpose. The purpose of the Vivint Smart Home, Inc. [2019] Omnibus Incentive Plan is to provide a means through which the Company and the other members of the Company Group may attract and retain key personnel, and to provide a means whereby directors, officers, employees, consultants, and advisors of the Company and the other members of the Company Group can acquire and maintain an equity interest in the Company, or be paid incentive compensation, including incentive compensation measured by reference to the value of Common Stock, thereby strengthening their commitment to the welfare of the Company Group and aligning their interests with those of the Company’s stockholders.

2. Definitions. The following definitions shall be applicable throughout the Plan.

(a) “Absolute Share Limit” has the meaning given to such term in Section 5(b) of the Plan.

(b) “Adjustment Event” has the meaning given to such term in Section 11(a) of the Plan.

(c) “Affiliate” means any Person that directly or indirectly controls, is controlled by, or is under common control with the Company. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, by contract, or otherwise.

(d) “Award” means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Equity-Based Award, and Other Cash-Based Award granted under the Plan.

(e) “Award Agreement” means the document or documents by which each Award (other than an Other Cash-Based Award) is evidenced, which may be in written or electronic form.

(f) “Board” means the Board of Directors of the Company.

(g) “Cause” means, as to any Participant, unless the applicable Award Agreement states otherwise, (i) “Cause”, as defined in any employment, severance or consulting agreement between the Participant and the Service Recipient in effect at the time of such Termination, or (ii) in the absence of any such employment or consulting agreement (or the absence of any definition of “Cause” contained therein), the Participant’s (A) continued failure substantially to perform the Participant’s employment or service duties (other than as a result of total or partial incapacity due to physical or mental illness), (B) dishonesty in the performance of the Participant’s employment or service duties, (C) commission of an act or acts on the Participant’s part constituting (x) what would be classified as a felony under the laws of the United States or any state thereof or (y) what would be classified as a misdemeanor involving moral turpitude under the law of the United States or any state thereof, (D) use, possession, sale, or purchase of controlled substances or alcohol during working hours or on the job site or being under the influence of controlled substances or alcohol during working hours or on the job site, (E) willful malfeasance or willful misconduct in connection with the Participant’s employment or service duties or any act or omission which is or could reasonably be expected to be injurious to the financial condition or business reputation of Service Recipient or any other member of the Company Group, (F) fraud or misappropriation, embezzlement or misuse of funds or property belonging to the Service Recipient or any other member of the Company Group, (G) material violation of the written policies of the Service Recipient, including, but not limited to, those relating to sexual harassment or the disclosure or misuse of confidential information, or those set forth in the manuals or statements of policy of the Service Recipient or (H) engagement in a Restrictive Covenant Violation; provided, in any case, that a Participant’s resignation after an event that would be grounds for a Termination for Cause will be treated as a Termination for Cause hereunder.

(h) “Change in Control” means:

(i) the acquisition (whether by purchase, merger, consolidation, combination, or other similar transaction) by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% (on a fully diluted basis) of either (A) the then-outstanding shares of Common Stock, taking into account as outstanding for this purpose such Common Stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Common Stock; or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, that for purposes of the Plan, the following acquisitions shall not constitute a Change in Control: (I) any acquisition by the Company or any Affiliate; (II) any acquisition by any employee benefit plan sponsored or maintained by the Company or any Affiliate; or (III) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of Persons including the Participant (or any entity controlled by the Participant or any group of Persons including the Participant);

(ii) during any period of twelve (12) months, individuals who, at the beginning of such period, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board; provided, that any Person becoming a director subsequent to the Effective Date, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such Person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14A promulgated under the Exchange Act, with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board shall be deemed to be an Incumbent Director; or

(iii) the sale, transfer, or other disposition of all or substantially all of the assets of the Company Group (taken as a whole) to any Person that is not an Affiliate of the Company.

(i) “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations, or guidance.

(j) “Committee” means the Compensation Committee of the Board or any properly delegated subcommittee thereof or, if no such Compensation Committee or subcommittee thereof exists, the Board.

(k) “Common Stock” means the common stock of the Company, par value $0.01 per share (and any stock or other securities into which such Common Stock may be converted or into which it may be exchanged).

(l) “Company” means Vivint Smart Home, Inc., a Delaware corporation, and any successor thereto.

(m) “Company Group” means, collectively, the Company and its Subsidiaries.

(n) “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(o) “Designated Foreign Subsidiaries” means all members of the Company Group that are organized under the laws of any jurisdiction other than the United States of America that may be designated by the Board or the Committee from time to time.

(p) “Detrimental Activity” means any of the following: (i) unauthorized disclosure of any confidential or proprietary information of any member of the Company Group; (ii) any activity that would be grounds to terminate the Participant’s employment or service with the Service Recipient for Cause; (iii) the Participant having engaged in a Restrictive Covenant Violation; or (iv) fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion.

(q) “Disability” means, as to any Participant, unless the applicable Award Agreement states otherwise, (i) “Disability”, as defined in any employment or consulting agreement between the Participant and the Service Recipient in effect at the time of such Termination; or (ii) in the absence of any such employment or consulting agreement (or the absence of any definition of “Disability” contained therein), a condition entitling the Participant to receive benefits under a long-term disability plan of the Service Recipient or other member of the Company Group in which such Participant is eligible to participate, or, in the absence of such a plan, the complete and permanent inability of the Participant by reason of illness or accident to perform the duties of the position at which the Participant was employed or served when such disability commenced. Any determination of whether Disability exists in the absence of a long-term disability plan shall be made by the Company (or its designee) in its sole and absolute discretion.

(r) “Effective Date” means the date on which the Company enters into an agreement to consummate an initial public offering of the Common Stock pursuant to a registration filed with the Securities Exchange Commission pursuant to the Securities Act.

(s) “Eligible Person” means any (i) individual employed by any member of the Company Group; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director or officer of any member of the Company Group; or (iii) consultant or advisor to any member of the Company Group who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act, who, in the case of each of clauses (i) through (iii) above, has entered into an Award Agreement or who has received written notification from the Committee or its designee that they have been selected to participate in the Plan.

(t) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations, or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations, or guidance.

(u) “Exercise Price” has the meaning given to such term in Section 7(b) of the Plan.

(v) “Fair Market Value” means, on a given date, (i) if the Common Stock is listed on a national securities exchange, the closing sales price of the Common Stock reported on the primary exchange on which the Common Stock is listed and traded on such date, or, if there are no such sales on that date, then on the last preceding date on which such sales were reported; (ii) if the Common Stock is not listed on any national securities exchange but is quoted in an inter-dealer quotation system on a last-sale basis, the average between the closing bid price and ask price reported on such date, or, if there is no such sale on that date, then on the last preceding date on which a sale was reported; or (iii) if the Common Stock is not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last-sale basis, the amount determined by the Committee in good faith to be the fair market value of the Common Stock; provided, however, as to any Awards granted on or with a Date of Grant of the date of the pricing of the Company’s initial public offering, “Fair Market Value” shall be equal to the per share price at which the Common Stock is offered to the public in connection with such initial public offering.

(w) “GAAP” has the meaning given to such term in Section 7(d) of the Plan.

(x) “Immediate Family Members” has the meaning given to such term in Section 13(b) of the Plan.

(y) “Incentive Stock Option” means an Option which is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(z) “Indemnifiable Person” has the meaning given to such term in Section 4(e) of the Plan.

(aa) “Non-Employee Director” means a member of the Board who is not an employee of any member of the Company Group.

(bb) “Nonqualified Stock Option” means an Option which is not designated by the Committee as an Incentive Stock Option.

(cc) “Option” means an Award granted under Section 7 of the Plan.

(dd) “Option Period” has the meaning given to such term in Section 7(c) of the Plan.

(ee) “Other Cash-Based Award” means an Award that is granted under Section 10 of the Plan that is denominated and/or payable in cash.

(ff) “Other Equity-Based Award” means an Award that is not an Option, Stock Appreciation Right, Restricted Stock, or Restricted Stock Unit that is granted under Section 10 of the Plan and is (i) payable by delivery of Common Stock and/or (ii) measured by reference to the value of Common Stock.

(gg) “Participant” means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to the Plan.

(hh) “Performance Conditions” means specific levels of performance of the Company (and/or one or more members of the Company Group, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing), which may be determined in accordance with GAAP or on a non-GAAP basis on the following measures: (i) net earnings, net income (before or after taxes), or consolidated net income; (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow, or cash flow return on capital), which may be but are not required to be measured on a per share basis; (viii) actual or adjusted earnings before or after interest, taxes, depreciation, and/or amortization (including EBIT and EBITDA); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total stockholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) objective measures of customer/client satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other ‘value creation’ metrics; (xvii) enterprise value; (xviii) sales; (xix) stockholder return; (xx) customer/client retention; (xxi) competitive market metrics; (xxii) employee retention; (xxiii) objective measures of personal targets, goals, or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, dispositions, reorganizations, or other corporate transactions or capital-raising transactions, expansions of specific business operations, and meeting divisional or project budgets); (xxiv) comparisons of continuing operations to other operations; (xxv) market share; (xxvi) cost of capital, debt leverage, year-end cash position or book value; (xxvii) strategic objectives; or (xxviii) any combination of the foregoing. Any one or more of the aforementioned Performance Conditions may be stated as a percentage of another Performance Condition, or used on an absolute or relative basis to measure the performance of one or more members of the Company Group as a whole or any divisions or operational and/or business units, product lines, brands, business segments, or administrative departments of the Company and/or one or more members of the Company Group or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices.

(ii) “Permitted Transferee” has the meaning given to such term in Section 13(b) of the Plan.

(jj) “Person” means any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

(kk) “Plan” means this Vivint Smart Home, Inc. [2019] Omnibus Incentive Plan, as it may be amended and/or restated from time to time.

(ll) “Qualifying Director” means a Person who is, with respect to actions intended to obtain an exemption from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act, a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.

(mm) “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions, including vesting conditions.

(nn) “Restricted Stock” means Common Stock, subject to certain specified restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(oo) “Restricted Stock Unit” means an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities, or other property, subject to certain restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(pp) “Restrictive Covenant Violation” means the Participant’s breach of any provision of any agreement (including any Award Agreement) with the Service Recipient or any other member of the Company Group (whether currently in existence or arising in the future from time to time, and whether entered into pursuant to the Plan or otherwise) containing covenants regarding non-competition, non-solicitation, non-disparagement and/or non-disclosure obligations.

(qq) “SAR Period” has the meaning given to such term in Section 8(c) of the Plan.

(rr) “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations, or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations, or guidance.

(ss) “Service Recipient” means, with respect to a Participant holding a given Award, the member of the Company Group by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable.

(tt) “Stock Appreciation Right” or “SAR” means an Award granted under Section 8 of the Plan.

(uu) “Strike Price” has the meaning given to such term in Section 8(b) of the Plan.

(vv) “Sub-Plans” means any sub-plan to the Plan that has been adopted by the Board or the Committee for the purpose of permitting the offering of Awards to employees of certain Designated Foreign Subsidiaries or otherwise outside the jurisdiction of the United States of America, with each such Sub-Plan designed to comply with local laws applicable to offerings in such foreign jurisdictions. Although any Sub-Plan may be designated a separate and independent plan from the Plan in order to comply with applicable local laws, the Absolute Share Limit and the other limits specified in Section 5(b) of the Plan shall apply in the aggregate to the Plan and any Sub-Plan adopted hereunder.

(ww) “Subsidiary” means, with respect to any specified Person:

(i) any corporation, association, or other business entity of which more than 50% of the total voting power of shares of such entity’s voting securities (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii) any partnership (or any comparable foreign entity) (A) the sole general partner (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (B) the only general partners (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(xx) “Substitute Awards” has the meaning given to such term in Section 5(e) of the Plan.

(yy) “Termination” means the termination of a Participant’s employment or service, as applicable, with the Service Recipient for any reason (including death or Disability).

3. Effective Date; Duration. The Plan shall be effective as of the Effective Date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth (10th) anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

4. Administration.

(a) General. The Committee shall administer the Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under the Plan), it is intended that each member of the Committee shall, at the time such member takes any action with respect to an Award under the Plan that is intended to qualify for the exemptions provided by Rule 16b-3 promulgated under the Exchange Act, be a Qualifying Director. However, the fact that a Committee member shall fail to qualify as a Qualifying Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

(b) Committee Authority. Subject to the provisions of the Plan and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the Plan, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of shares of Common Stock to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled in, or exercised for, cash, shares of Common Stock, other securities, other Awards, or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of Common Stock, other securities, other Awards, or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; (ix) adopt Sub-Plans; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(c) Delegation. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any Person or Persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time. Without limiting the generality of the foregoing, the Committee may delegate to one or more officers of any member of the Company Group the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election which is the responsibility of, or which is allocated to, the Committee herein, and which may be so delegated as a matter of law, except for grants of Awards to Non-Employee Directors. Notwithstanding the foregoing in this Section 4(c), it is intended that any action under the Plan intended to qualify for an exemption provided by Rule 16b-3 promulgated under the Exchange Act related to Persons who are subject to Section 16 of the Exchange Act will be taken only by the Board or by a committee or subcommittee of two (2) or more Qualifying Directors. However, the fact that any member of such committee or subcommittee shall fail to qualify as a Qualifying Director shall not invalidate any action that is otherwise valid under the Plan.

(d) Finality of Decisions. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan, any Award or any Award Agreement shall be within the sole discretion of the Committee, may be made at any time, and shall be final, conclusive, and binding upon all Persons, including, without limitation, any member of the Company Group, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(e) Indemnification. No member of the Board, the Committee, or any employee or agent of any member of the Company Group (each such Person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award hereunder (unless constituting fraud or a willful criminal act or omission). Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit, or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken or determination made with respect to the Plan or any Award hereunder and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit, or proceeding against such Indemnifiable Person, and the Company shall advance to such Indemnifiable Person any such expenses promptly upon written request (which request shall include an undertaking by the Indemnifiable Person to repay the amount of such advance if it shall ultimately be determined, as provided below, that the Indemnifiable Person is not entitled to be indemnified); provided, that the Company shall have the right, at its own expense, to assume and defend any such action, suit, or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts, omissions, or determinations of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the organizational documents of any member of the Company Group. The foregoing right of indemnification shall not be exclusive of or otherwise supersede any other rights of indemnification to which such Indemnifiable Persons may be entitled under the organizational documents of any member of the Company Group, as a matter of law, under an individual indemnification agreement or contract, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold such Indemnifiable Persons harmless.

(f) Board Authority. Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. Any such actions by the Board shall be subject to the applicable rules of the securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

5. Grant of Awards; Shares Subject to the Plan; Limitations.

(a) Grants. The Committee may, from time to time, grant Awards to one or more Eligible Persons. All Awards granted under the Plan shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee, including, without limitation, attainment of Performance Conditions.

(b) Share Reserve and Limits. Awards granted under the Plan shall be subject to the following limitations: (i) subject to Section 11 of the Plan, no more than [            ]1 shares of Common Stock (the “Absolute Share Limit”) shall be available for Awards under the Plan; provided, however, that the Absolute Share Limit shall be automatically increased on the first day of each fiscal year following the fiscal year in which the Effective Date falls in an amount equal to the least of (x) [            ]2 shares of Common Stock, (y) 5% of the total number of shares of Common Stock outstanding on the last day of the immediately preceding fiscal year, and (z) a lower number of shares of Common Stock as determined by the Board; (ii) subject to Section 11 of the Plan, no more than the number of shares of Common Stock equal to the Absolute Share Limit may be issued in the aggregate pursuant to the exercise of Incentive Stock Options granted under the Plan; and (iii) the maximum number of shares of Common Stock subject to Awards granted during a single fiscal year to a Non-Employee Director (or with respect to each single year in the event awards are granted for more than one year), taken together with any cash fees paid to such Non-Employee Director during the fiscal year, shall not exceed $1,000,000 in total value with respect to each such fiscal year (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes).

(c) Share Counting. Other than with respect to Substitute Awards, to the extent that an Award expires or is canceled, forfeited, terminated, settled in cash, or otherwise is settled without issuance to the Participant of the full number of shares of Common Stock to which the Award related, the unissued shares of Common Stock will again be available for grant under the Plan. Shares of Common Stock withheld in payment of the Exercise Price, or taxes relating to an Award, and shares equal to the number of shares surrendered in payment of any Exercise Price, or taxes relating to an Award, shall be deemed to constitute shares not issued to the Participant and shall be deemed to again be available for Awards under the Plan; provided, however, that such shares shall not become available for issuance hereunder if either: (i) the applicable shares are withheld or surrendered following the termination of the Plan; or (ii) at the time the applicable shares are withheld or surrendered, it would constitute a material revision of the Plan subject to stockholder approval under any then-applicable rules of the national securities exchange on which the Common Stock is listed.

(d) Source of Shares. Shares of Common Stock issued by the Company in settlement of Awards may be authorized and unissued shares of Common Stock, shares of Common Stock held in the treasury of the Company, shares of Common Stock purchased on the open market or by private purchase, or a combination of the foregoing.

(e) Substitute Awards. Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding Awards previously granted by an entity directly or indirectly acquired by the Company or with which the Company combines (“Substitute Awards”). Substitute Awards shall not be counted against the Absolute Share Limit; provided, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding Options intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code shall be counted against the aggregate number of shares of Common Stock available for Awards of Incentive Stock Options under the Plan. Subject to applicable stock exchange requirements, available shares of Common Stock under a stockholder-approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect the acquisition or combination transaction) may be used for Awards under the Plan and shall not reduce the number of shares of Common Stock available for issuance under the Plan.

[1]	Note to Draft: To be equal to 10% of outstanding Common Stock as of Closing.
[2]	Note to Draft: To be equal to 5% of outstanding Common Stock as of Closing.

6. Eligibility. Participation in the Plan shall be limited to Eligible Persons.

7. Options.

(a) General. Each Option granted under the Plan shall be evidenced by an Award Agreement, which agreement need not be the same for each Participant. Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of a member of the Company Group, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code; provided, that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to, and comply with, such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan.

(b) Exercise Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the exercise price (“Exercise Price”) per share of Common Stock for each Option shall not be less than 100% of the Fair Market Value of such share (determined as of the Date of Grant); provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns stock representing more than 10% of the voting power of all classes of stock of any member of the Company Group, the Exercise Price per share shall be no less than 110% of the Fair Market Value per share on the Date of Grant.

(c) Vesting and Expiration; Termination.

(i) Options shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee including, without limitation, those set forth in Section 5(a) of the Plan; provided, however, that notwithstanding any such vesting dates or events, the Committee may in its sole discretion accelerate the vesting of any Options at any time and for any reason. Options shall expire upon a date determined by the Committee, not to exceed ten (10) years from the Date of Grant (the “Option Period”); provided, that if the Option Period (other than in the case of an Incentive Stock Option) would expire at a time when trading in the shares of Common Stock is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), then the Option Period shall be automatically extended until the thirtieth (30th) day following the expiration of such prohibition. Notwithstanding the foregoing, in no event shall the Option Period exceed five (5) years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns stock representing more than 10% of the voting power of all classes of stock of any member of the Company Group.

(ii) Unless otherwise provided by the Committee, whether in an Award Agreement or otherwise, in the event of: (A) a Participant’s Termination by the Service Recipient for Cause, all outstanding Options granted to such Participant shall immediately terminate and expire; (B) a Participant’s Termination due to death or Disability, each outstanding unvested Option granted to such Participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for one (1) year thereafter (but in no event beyond the expiration of the Option Period); and (C) a Participant’s Termination for any other reason, each outstanding unvested Option granted to such Participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for ninety (90) days thereafter (but in no event beyond the expiration of the Option Period).

(d) Method of Exercise and Form of Payment. No shares of Common Stock shall be issued pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any Federal, state, local, and non-U.S. income, employment, and any other applicable taxes required to be withheld. Options which have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company (or telephonic instructions to the extent provided by the Committee) in accordance with the terms of the Option accompanied by payment of the Exercise Price. The Exercise Price shall be payable: (i) in cash, check, cash equivalent, and/or shares of Common Stock valued at the Fair Market Value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of shares of Common Stock in lieu of actual issuance of such shares to the Company); provided, that such shares of Common Stock are not subject to any pledge or other security interest and have been held by the Participant for at least six (6) months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles (“GAAP”)); or (ii) by such other method as the Committee may permit in its sole discretion, including, without limitation (A) in other property having a fair market value on the date of exercise equal to the Exercise Price; (B) if there is a public market for the shares of Common Stock at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to sell the shares of Common Stock otherwise issuable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price; or (C) a “net exercise” procedure effected by withholding the minimum number of shares of Common Stock otherwise issuable in respect of an Option that is needed to pay the Exercise Price. Any fractional shares of Common Stock shall be settled in cash.

(e) Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date the Participant makes a disqualifying disposition of any share of Common Stock acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such share of Common Stock before the later of (i) the date that is two (2) years after the Date of Grant of the Incentive Stock Option, or (ii) the date that is one (1) year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession, as agent for the applicable Participant, of any share of Common Stock acquired pursuant to the exercise of an Incentive Stock Option until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such share of Common Stock.

(f) Compliance With Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner which the Committee determines would violate the Sarbanes-Oxley Act of 2002, as it may be amended from time to time, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.

8. Stock Appreciation Rights.

(a) General. Each SAR granted under the Plan shall be evidenced by an Award Agreement. Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b) Strike Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the strike price (“Strike Price”) per share of Common Stock for each SAR shall not be less than 100% of the Fair Market Value of such share (determined as of the Date of Grant). Notwithstanding the foregoing, a SAR granted in tandem with (or in substitution for) an Option previously granted shall have a Strike Price equal to the Exercise Price of the corresponding Option.

(c) Vesting and Expiration; Termination.

(i) A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee including, without limitation, those set forth in Section 5(a) of the Plan; provided, however, that notwithstanding any such vesting dates or events, the Committee may, in its sole discretion, accelerate the vesting of any SAR at any time and for any reason. SARs shall expire upon a date determined by the Committee, not to exceed ten (10) years from the Date of Grant (the “SAR Period”); provided, that if the SAR Period would expire at a time when trading in the shares of Common Stock is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), then the SAR Period shall be automatically extended until the thirtieth (30th) day following the expiration of such prohibition.

(ii) Unless otherwise provided by the Committee, whether in an Award Agreement or otherwise, in the event of: (A) a Participant’s Termination by the Service Recipient for Cause, all outstanding SARs granted to such Participant shall immediately terminate and expire; (B) a Participant’s Termination due to death or Disability, each outstanding unvested SAR granted to such Participant shall immediately terminate and expire, and each outstanding vested SAR shall remain exercisable for one (1) year thereafter (but in no event beyond the expiration of the SAR Period); and (C) a Participant’s Termination for any other reason, each outstanding unvested SAR granted to such Participant shall immediately terminate and expire, and each outstanding vested SAR shall remain exercisable for ninety (90) days thereafter (but in no event beyond the expiration of the SAR Period).

(d) Method of Exercise. SARs which have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded.

(e) Payment. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that is being exercised multiplied by the excess of the Fair Market Value of one (1) share of Common Stock on the exercise date over the Strike Price, less an amount equal to any Federal, state, local, and non-U.S. income, employment, and any other applicable taxes required to be withheld. The Company shall pay such amount in cash, in shares of Common Stock valued at Fair Market Value, or any combination thereof, as determined by the Committee. Any fractional shares of Common Stock shall be settled in cash.

9. Restricted Stock and Restricted Stock Units.

(a) General. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement. Each Restricted Stock and Restricted Stock Unit so granted shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b) Stock Certificates and Book-Entry Notation; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, the Committee shall cause a stock certificate registered in the name of the Participant to be issued or shall cause share(s) of Common Stock to be registered in the name of the Participant and held in book-entry form subject to the Company’s directions and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than issued to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate stock power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute and deliver (in a manner permitted under Section 13(a) of the Plan or as otherwise determined by the Committee) an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank stock power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9 and the applicable Award Agreement, a Participant generally shall have the rights and privileges of a stockholder as to shares of Restricted Stock, including, without limitation, the right to vote such Restricted Stock. To the extent shares of Restricted Stock are forfeited, any stock certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company. A Participant shall have no rights or privileges as a stockholder as to Restricted Stock Units.

(c) Vesting; Termination.

(i) Restricted Stock and Restricted Stock Units shall vest, and any applicable Restricted Period shall lapse, in such manner and on such date or dates or upon such event or events as determined by the Committee including, without limitation, those set forth in Section 5(a) of the Plan; provided, however, that notwithstanding any such dates or events, the Committee may, in its sole discretion, accelerate the vesting of any Restricted Stock or Restricted Stock Unit or the lapsing of any applicable Restricted Period at any time and for any reason.

(ii) Unless otherwise provided by the Committee, whether in an Award Agreement or otherwise, in the event of a Participant’s Termination for any reason prior to the time that such Participant’s Restricted Stock or Restricted Stock Units, as applicable, have vested, (A) all vesting with respect to such Participant’s Restricted Stock or Restricted Stock Units, as applicable, shall cease and (B) unvested shares of Restricted Stock and unvested Restricted Stock Units, as applicable, shall be forfeited to the Company by the Participant for no consideration as of the date of such Termination.

(d) Issuance of Restricted Stock and Settlement of Restricted Stock Units.

(i) Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration the Company shall issue to the Participant or the Participant’s beneficiary, without charge, the stock certificate (or, if applicable, a notice evidencing a book-entry notation) evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share).

(ii) Unless otherwise provided by the Committee in an Award Agreement or otherwise, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall issue to the Participant or the Participant’s beneficiary, without charge, one (1) share of Common Stock (or other securities or other property, as applicable) for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion, elect to (A) pay cash or part cash and part shares of Common Stock in lieu of issuing only shares of Common Stock in respect of such Restricted Stock Units or (B) defer the issuance of shares of Common Stock (or cash or part cash and part shares of Common Stock, as the case may be) beyond the expiration of the Restricted Period if such extension would not cause adverse tax consequences under Section 409A of the Code. If a cash payment is made in lieu of issuing shares of Common Stock in respect of such Restricted Stock Units, the amount of such payment shall be equal to the Fair Market Value per share of the Common Stock as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units.

(e) Legends on Restricted Stock. Each certificate, if any, or book entry representing Restricted Stock awarded under the Plan, if any, shall bear a legend or book-entry notation substantially in the form of the following, in addition to any other information the Company deems appropriate, until the lapse of all restrictions with respect to such shares of Common Stock:

TRANSFER OF THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY IS RESTRICTED PURSUANT TO THE TERMS OF THE VIVINT SMART HOME, INC. [2019] OMNIBUS INCENTIVE

PLAN AND A RESTRICTED STOCK AWARD AGREEMENT BETWEEN VIVINT SMART HOME, INC. AND THE PARTICIPANT. A COPY OF SUCH PLAN AND AWARD AGREEMENT IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF VIVINT SMART HOME, INC.

10. Other Equity-Based Awards and Other Cash-Based Awards. The Committee may grant Other Equity-Based Awards and Other Cash-Based Awards under the Plan to Eligible Persons, alone or in tandem with other Awards, in such amounts and dependent on such conditions as the Committee shall from time to time in its sole discretion determine including, without limitation, those set forth in Section 5(a) of the Plan. Each Other Equity-Based Award granted under the Plan shall be evidenced by an Award Agreement and each Other Cash-Based Award granted under the Plan shall be evidenced in such form as the Committee may determine from time to time. Each Other Equity-Based Award or Other Cash-Based Award, as applicable, so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement or other form evidencing such Award, including, without limitation, those set forth in Section 13(c) of the Plan.

11. Changes in Capital Structure and Similar Events. Notwithstanding any other provision in this Plan to the contrary, the following provisions shall apply to all Awards granted hereunder (other than Other Cash-Based Awards):

(a) General. In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company, or other similar corporate transaction or event that affects the shares of Common Stock (including a Change in Control), or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations, or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, Participants (any event in (i) or (ii), an “Adjustment Event”), the Committee shall, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (A) the Absolute Share Limit, or any other limit applicable under the Plan with respect to the number of Awards which may be granted hereunder; (B) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of Awards or with respect to which Awards may be granted under the Plan or any Sub-Plan; and (C) the terms of any outstanding Award, including, without limitation, (I) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate; (II) the Exercise Price or Strike Price with respect to any Award; or (III) any applicable performance measures; provided, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment under this Section 11 shall be conclusive and binding for all purposes.

(b) Adjustment Events. Without limiting the foregoing, except as may otherwise be provided in an Award Agreement, in connection with any Adjustment Event, the Committee may, in its sole discretion, provide for any one or more of the following:

(i) substitution or assumption of Awards (or awards of an acquiring company), acceleration of the exercisability of, lapse of restrictions on, or termination of Awards, or a period of time (which shall not be required to be more than ten (10) days) for Participants to exercise outstanding Awards prior to the occurrence of such event (and any such Award not so exercised shall terminate upon the occurrence of such event); and

(ii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding Awards and payment to the holders of such Awards that are vested as of such cancellation (including, without limitation, any Awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Committee in connection with such event) the value of such Awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of Common Stock received or to be received by other stockholders of the Company in such event), including, without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the shares of Common Stock subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the Fair Market Value of a share of Common Stock subject thereto may be canceled and terminated without any payment or consideration therefor), or, in the case of Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards prior to cancellation, or the underlying shares in respect thereof.

Payments to holders pursuant to clause (ii) above shall be made in cash or, in the sole discretion of the Committee, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of shares of Common Stock covered by the Award at such time (less any applicable Exercise Price or Strike Price).

(c) Other Requirements. Prior to any payment or adjustment contemplated under this Section 11, the Committee may require a Participant to (i) represent and warrant as to the unencumbered title to the Participant’s Awards; (ii) bear such Participant’s pro rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Common Stock, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code; and (iii) deliver customary transfer documentation as reasonably determined by the Committee.

(d) Fractional Shares. Any adjustment provided under this Section 11 may provide for the elimination of any fractional share that might otherwise become subject to an Award.

(e) Binding Effect. Any adjustment, substitution, determination of value or other action taken by the Committee under this Section 11 shall be conclusive and binding for all purposes.

12. Amendments and Termination.

(a) Amendment and Termination of the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance, or termination shall be made without stockholder approval if: (i) such approval is necessary to comply with any regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company may be listed or quoted) or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under the Plan (except for increases pursuant to Section 5 or 11 of the Plan), or (iii) it would materially modify the requirements for participation in the Plan; provided, further, that any such amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder, or beneficiary. Notwithstanding the foregoing, no amendment shall be made to the last proviso of Section 12(b) of the Plan without stockholder approval.

(b) Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of the Plan and any applicable Award Agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively (including after a Participant’s Termination); provided, that, other than pursuant to Section 11, any such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; provided, further, that without stockholder approval, except as otherwise permitted under Section 11 of the Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR; (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR (with a lower Exercise Price or Strike Price, as the case may be) or other Award or cash payment that is greater than the intrinsic value (if any) of the cancelled Option or SAR; and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted.

13. General.

(a) Award Agreements. Each Award (other than an Other Cash-Based Award) under the Plan shall be evidenced by an Award Agreement, which shall be delivered to the Participant to whom such Award was granted and shall specify the terms and conditions of the Award and any rules applicable thereto, including, without limitation, the effect on such Award of the death, Disability, or Termination of a Participant, or of such other events as may be determined by the Committee. For purposes of the Plan, an Award Agreement may be in any such form (written or electronic) as determined by the Committee (including, without limitation, a Board or Committee resolution, an employment agreement, a notice, a certificate, or a letter) evidencing the Award. The Committee need not require an Award Agreement to be signed by the Participant or a duly authorized representative of the Company.

(b) Nontransferability.

(i) Each Award shall be exercisable only by such Participant to whom such Award was granted during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by a Participant (unless such transfer is specifically required pursuant to a domestic relations order or by applicable law) other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer, or encumbrance shall be void and unenforceable against any member of the Company Group; provided, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer, or encumbrance.

(ii) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award Agreement to preserve the purposes of the Plan, to: (A) any Person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act or any successor form of registration statement promulgated by the Securities and Exchange Commission (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and the Participant’s Immediate Family Members; (C) a partnership or limited liability company whose only partners or stockholders are the Participant and the Participant’s Immediate Family Members; or (D) a beneficiary to whom donations are eligible to be treated as “charitable contributions” for federal income tax purposes (each transferee described in clauses (A), (B), (C), and (D) above is hereinafter referred to as a “Permitted Transferee”); provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii) The terms of any Award transferred in accordance with clause (ii) above shall apply to the Permitted Transferee and any reference in the Plan or in any applicable Award Agreement to a Participant shall be deemed to refer to the Permitted Transferee, except that: (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the shares of Common Stock to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award Agreement, that such a registration statement is necessary or appropriate; (C) neither the Committee nor the Company shall be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of a Participant’s Termination under the terms of the Plan and the applicable Award Agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award Agreement.

(c) Dividends and Dividend Equivalents.

(i) The Committee may, in its sole discretion, provide a Participant as part of an Award with dividends, dividend equivalents, or similar payments in respect of Awards, payable in cash, shares of Common Stock, other securities, other Awards or other property (in each case, without interest), on a current or deferred basis, on such terms and conditions as may be determined by the Committee in its sole discretion, including, without limitation, payment directly to the Participant, withholding of such amounts by the Company subject to vesting of the Award or reinvestment in additional shares of Common Stock, Restricted Stock or other Awards.

(ii) Without limiting the foregoing, unless otherwise provided in the Award Agreement, any dividend otherwise payable in respect of any share of Restricted Stock that remains subject to vesting conditions at the time of payment of such dividend shall be retained by the Company, remain subject to the same vesting conditions as the share of Restricted Stock to which the dividend relates and shall be delivered (without interest) to the Participant within fifteen (15) days following the date on which such restrictions on such Restricted Stock lapse (and the right to any such accumulated dividends shall be forfeited upon the forfeiture of the Restricted Stock to which such dividends relate).

(iii) To the extent provided in an Award Agreement, the holder of outstanding Restricted Stock Units shall be entitled to be credited with dividend equivalent payments (upon the payment by the Company of dividends on shares of Common Stock) either in cash or, in the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends (and interest may, in the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee), which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying Restricted Stock Units are settled following the date on which the Restricted Period lapses with respect to such Restricted Stock Units, and if such Restricted Stock Units are forfeited, the Participant shall have no right to such dividend equivalent payments (or interest thereon, if applicable).

(d) Tax Withholding.

(i) A Participant shall be required to pay to the Company or one or more of its Subsidiaries, as applicable, an amount in cash (by check or wire transfer) equal to the aggregate amount of any income, employment, and/or other applicable taxes that are statutorily required to be withheld in respect of an Award. Alternatively, the Company or any of its Subsidiaries may elect, in its sole discretion, to satisfy this requirement by withholding such amount from any cash compensation or other cash amounts owing to a Participant.

(ii) Without limiting the foregoing, the Committee may (but is not obligated to), in its sole discretion, permit or require a Participant to satisfy all or any portion of the minimum income, employment, and/or other applicable taxes that are statutorily required to be withheld with respect to an Award by: (A) the delivery of shares of Common Stock (which are not subject to any pledge or other security interest) that have been both held by the Participant and vested for at least six (6) months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment under applicable accounting standards) having an aggregate Fair Market Value equal to such minimum statutorily required withholding liability (or portion thereof); or (B) having the Company withhold from the shares of Common Stock otherwise issuable or deliverable to, or that would otherwise be retained by, the Participant upon the grant, exercise, vesting, or settlement of the Award, as applicable, a number of shares of Common Stock with an aggregate Fair Market Value equal to an amount, subject to clause (iii) below, not in excess of such minimum statutorily required withholding liability (or portion thereof).

(iii) The Committee, subject to its having considered the applicable accounting impact of any such determination, has full discretion to allow Participants to satisfy, in whole or in part, any additional income, employment, and/or other applicable taxes payable by them with respect to an Award by electing to have the Company withhold from the shares of Common Stock otherwise issuable or deliverable to, or that would otherwise be retained by, a Participant upon the grant, exercise, vesting, or settlement of the Award, as applicable, shares of Common Stock having an aggregate Fair Market Value that is greater than the applicable minimum required statutory withholding liability (but such withholding may in no event be in excess of the maximum statutory withholding amount(s) in a Participant’s relevant tax jurisdictions).

(e) Data Protection. By participating in the Plan or accepting any rights granted under it, each Participant consents to the collection and processing of personal data relating to the Participant so that the Company and its Affiliates can fulfill their obligations and exercise their rights under the Plan and generally administer and manage the Plan. This data will include, but may not be limited to, data about participation in the Plan and shares offered or received, purchased, or sold under the Plan from time to time and other appropriate financial and other data (such as the date on which the Awards were granted) about the Participant and the Participant’s participation in the Plan.

(f) No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of any member of the Company Group, or other Person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Service Recipient or any other member of the Company Group, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Service Recipient or any other member of the Company Group may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award Agreement. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under the Plan or any Award Agreement, except to the extent of any provision to the contrary in any written employment contract or other agreement between the Service Recipient and/or any member of the Company Group and the Participant, whether any such agreement is executed before, on, or after the Date of Grant.

(g) International Participants. With respect to Participants who reside or work outside of the United States of America, the Committee may, in its sole discretion, amend the terms of the Plan and create or amend Sub-Plans or amend outstanding Awards with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant or any member of the Company Group.

(h) Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more Persons as the beneficiary or beneficiaries, as applicable, who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon the Participant’s death. A Participant may, from time to time, revoke or change the Participant’s beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be the Participant’s spouse or, if the Participant is unmarried at the time of death, the Participant’s estate.

(i) Termination. Except as otherwise provided in an Award Agreement, unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation, or leave of absence (including, without limitation, a call to active duty for military service through a Reserve or National Guard unit) nor a transfer from employment or service with one Service Recipient to employment or service with another Service Recipient (or vice-versa) shall be considered a Termination; and (ii) if a Participant undergoes a Termination, but such Participant continues to provide services to the Company Group in a non-employee capacity, such change in status shall not be considered a Termination for purposes of the Plan. Further, unless otherwise determined by the Committee, in the event that any Service Recipient ceases to be a member of the Company Group (by reason of sale, divestiture, spin-off, or other similar transaction), unless a Participant’s employment or service is transferred to another entity that would constitute a Service Recipient immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction.

(j) No Rights as a Stockholder. Except as otherwise specifically provided in the Plan or any Award Agreement, no Person shall be entitled to the privileges of ownership in respect of shares of Common Stock which are subject to Awards hereunder until such shares have been issued or delivered to such Person.

(k) Government and Other Regulations.

(i) The obligation of the Company to settle Awards in shares of Common Stock or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel (if the Company has requested such an opinion), satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the shares of Common Stock to be offered or sold under the Plan. The Committee shall have the authority to provide that all shares of Common Stock or other securities of any member of the Company Group issued under the Plan shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement, the Federal securities laws, or the rules, regulations, and other requirements of the Securities and Exchange Commission and any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted, and any other applicable Federal, state, local, or non-U.S. laws, rules, regulations, and other requirements, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on certificates representing shares of Common Stock or other securities of any member of the Company Group issued under the Plan to make appropriate reference to such restrictions or may cause such Common Stock or other securities of any member of the Company Group issued under the Plan in book-entry form to be held subject to the Company’s instructions or subject to appropriate stop-transfer orders. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add, at any time, any additional terms or provisions to any Award granted under the Plan that the Committee, in its sole discretion, deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii) The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of shares of Common Stock from the public markets, the Company’s issuance of Common Stock to the Participant, the Participant’s acquisition of Common Stock from the Company, and/or the Participant’s sale of Common Stock to the public markets, illegal, impracticable, or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, the Company shall, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code: (A) pay to the Participant an amount equal to the excess of (I) the aggregate Fair Market Value of the shares of Common Stock subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or issued, as applicable), over (II) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of issuance of shares of Common Stock (in the case of any other Award), with such amount being delivered to the Participant as soon as practicable following the cancellation of such Award (or portion thereof) or (B) in the case of Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards, provide the Participant with a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards, or the underlying shares in respect thereof.

(l) No Section 83(b) Elections Without Consent of Company. No election under Section 83(b) of the Code or under a similar provision of law may be made unless expressly permitted by the terms of the applicable Award Agreement or by action of the Committee (or its designee in accordance with Section 4(c) of the Plan) in writing prior to the making of such election. If a Participant, in connection with the acquisition of shares of Common Stock under the Plan or otherwise, is expressly permitted to make such election and the Participant makes the election, the Participant shall notify the Company of such election within ten (10) days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to Section 83(b) of the Code or other applicable provision.

(m) Payments to Persons Other Than Participants. If the Committee shall find that any Person to whom any amount is payable under the Plan is unable to care for the Participant’s affairs because of illness or accident, or is a minor, or has died, then any payment due to such Person or the Participant’s estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to the Participant’s spouse, child, relative, an institution maintaining or having custody of such Person, or any other Person deemed by the Committee to be a proper recipient on behalf of such Person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(n) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of equity-based awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(o) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between any member of the Company Group, on the one hand, and a Participant or other Person, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the

Company be obligated to maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other service providers under general law.

(p) Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of any member of the Company Group and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself or herself.

(q) Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance, or other benefit plan of the Company except as otherwise specifically provided in such other plan or as required by applicable law.

(r) Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and performed wholly within the State of Delaware, without giving effect to the conflict of laws’ provisions thereof. EACH PARTICIPANT WHO ACCEPTS AN AWARD IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION, OR OTHER PROCEEDING INSTITUTED BY OR AGAINST SUCH PARTICIPANT IN RESPECT OF THE PARTICIPANT’S RIGHTS OR OBLIGATIONS HEREUNDER.

(s) Severability. If any provision of the Plan or any Award or Award Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, Person, or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(t) Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation, or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(u) Section 409A of the Code.

(i) Notwithstanding any provision of the Plan to the contrary, it is intended that the provisions of the Plan comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with the Plan (including any taxes and penalties under Section 409A of the Code), and neither the Service Recipient nor any other member of the Company Group shall have any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties. With respect to any Award that is considered “deferred compensation” subject to Section 409A of the Code, references in the Plan to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as a separate payment.

(ii) Notwithstanding anything in the Plan to the contrary, if a Participant is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments in respect of any Awards that are

“deferred compensation” subject to Section 409A of the Code and which would otherwise be payable upon the Participant’s “separation from service” (as defined in Section 409A of the Code) shall be made to such Participant prior to the date that is six (6) months after the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death. Following any applicable six (6)-month delay, all such delayed payments will be paid in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day.

(iii) Unless otherwise provided by the Committee in an Award Agreement or otherwise, in the event that the timing of payments in respect of any Award (that would otherwise be considered “deferred compensation” subject to Section 409A of the Code) are accelerated upon the occurrence of (A) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Section 409A of the Code or (B) a Disability, no such acceleration shall be permitted unless the Disability also satisfies the definition of “Disability” pursuant to Section 409A of the Code.

(v) Clawback/Repayment. All Awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by the Board or the Committee and as in effect from time to time; and (ii) applicable law. Further, unless otherwise determined by the Committee, to the extent that the Participant receives any amount in excess of the amount that the Participant should otherwise have received under the terms of the Award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the Participant shall be required to repay any such excess amount to the Company.

(w) Detrimental Activity. Notwithstanding anything to the contrary contained herein, if a Participant has engaged in any Detrimental Activity, as determined by the Committee, the Committee may, in its sole discretion, provide for one or more of the following:

(i) cancellation of any or all of such Participant’s outstanding Awards; or

(ii) forfeiture by the Participant of any gain realized on the vesting or exercise of Awards, and repayment of any such gain promptly to the Company.

(x) Right of Offset. The Company will have the right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile, or other employee programs) that the Participant then owes to any member of the Company Group and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement. Notwithstanding the foregoing, if an Award is “deferred compensation” subject to Section 409A of the Code, the Committee will have no right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement if such offset could subject the Participant to the additional tax imposed under Section 409A of the Code in respect of an outstanding Award.

(y) Expenses; Titles and Headings. The expenses of administering the Plan shall be borne by the Company Group. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

Exhibit D

CERTIFICATE OF INCORPORATION

of

LEGACY VIVINT SMART HOME, INC.

FIRST.     The name of the Corporation is:

Legacy Vivint Smart Home, Inc.

SECOND.     The registered office and registered agent of the Corporation in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware, 19808.

THIRD.     The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL or any successor statute.

FOURTH.     The total number of shares of capital stock which the Corporation shall have authority to issue is 5,000 shares of common stock, par value $0.01 per share.

FIFTH.    In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors, acting by majority vote, is expressly authorized to make, alter, amend or repeal the bylaws of the Corporation.

SIXTH.    Unless and except to the extent that the bylaws of the Corporation shall so require, election of directors of the Corporation need not be by written ballot.

SEVENTH.    To the fullest extent permitted by the DGCL as it now exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty owed to the Corporation or its stockholders. Neither the amendment nor repeal of this Article SEVENTH, nor the adoption of any provision of this Certificate of Incorporation, nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of the Corporation existing at the time of such amendment, repeal, adoption or modification.

EIGHTH.    Except as otherwise agreed in writing between such director and the Corporation, or as provided below, to the fullest extent permitted by law, except as may be otherwise agreed in writing between such director and the Corporation, (a) no director of the Corporation (other than any director who is an executive officer of the Corporation) shall have any duty (fiduciary or otherwise) or obligation, if any, to refrain from (i) engaging in the same or similar activities or lines of business as the Corporation or any of its subsidiaries or (ii) doing business with any client, customer or vendor of the Corporation or any of its subsidiaries, including, in the cases of clauses (i) or (ii), any such matters as may be Corporate Opportunities (as defined below); and (b) no director shall be deemed to have breached any duty (fiduciary or otherwise), if any, to the Corporation or any of its subsidiaries or stockholders solely by reason of any director of the Corporation (other than any director who is an executive officer of the Corporation) engaging in any such activity or entering into such transactions, including any Corporate Opportunities. “Corporate Opportunity” means any potential transaction, investment or business opportunity or prospective economic or competitive advantage in which the Corporation or any of its subsidiaries could have any expectancy or interest.

Without limiting the foregoing, the Corporation and its subsidiaries shall have no interest or expectation in, nor right to be informed of, any Corporate Opportunity, and in the event that any director of the Corporation

(other than any director who is an executive officer of the Corporation) acquires knowledge of a potential transaction or matter which may be a Corporate Opportunity, such director shall, to the fullest extent permitted by law, have no duty (fiduciary or otherwise) or obligation to communicate or offer such Corporate Opportunity to the Corporation or any of its subsidiaries or to any other director of the Corporation and shall not, to the fullest extent permitted by law, be liable to the Corporation or any of its subsidiaries or stockholders for breach of any fiduciary duty as a director of the Corporation or any of its subsidiaries solely by reason of the fact that any director of the Corporation (other than any director who is an executive officer of the Corporation) acquires or seeks such Corporate Opportunity for itself, directs such Corporate Opportunity to another individual, partnership, joint venture, corporation, association, joint stock company, limited liability company, trust, unincorporated organization or government or a department or agency or political subdivision thereof, or otherwise does not communicate information regarding such Corporate Opportunity to the Corporation or its subsidiaries, and the Corporation and its subsidiaries, to the fullest extent permitted by law, waive and renounce any claim that such business opportunity constituted a Corporate Opportunity that should have been presented to the Corporation or its subsidiaries; provided that if an opportunity is expressly communicated to a director of the Corporation in his or her capacity as a director as an opportunity intended exclusively for the Corporation or its subsidiaries (hereinafter called an “Identified Corporate Opportunity”), such Identified Corporate Opportunity shall belong to the Corporation and its subsidiaries and, unless and until the Corporation notifies the stockholders that neither the Corporation nor any of its subsidiaries intend to pursue such Identified Corporate Opportunity, no director of the Corporation may pursue such Identified Corporate Opportunity. In addition to and notwithstanding the foregoing provisions of this Article EIGHTH, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article EIGHTH.

NINTH.    The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL, and the restrictions contained in Section 203 of the DCGL shall not apply to the Corporation.

TENTH.    Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Corporation’s Certificate of Incorporation or bylaws (as either may be amended and/or restated from time to time), (iv) any action to interpret, apply, enforce or determine the validity of the Corporation’s Certificate of Incorporation or bylaws (as either may be amended and/or restated from time to time), or (v) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said court having personal jurisdiction over the indispensable parties named as defendants therein; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware.    To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article EIGHTH.

ELEVENTH. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.

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Exhibit E

Treatment of 313 Acquisition LLC Equity

Prior to the Effective Time, 313 Acquisition LLC (“Parent”) and the Company shall take, or cause to take, all necessary actions to effectuate the following:

1.

Each Class A Unitholder, other than the Holdback Executives and the Sponsor Unitholders, shall have the Class A Units held by each redeemed by Parent immediately prior to the Effective Time for shares of common stock of Vivint Solar Inc. (“VSLR Common Stock”) and Company Common Stock, as described below, with an equivalent value as the Class A Units so redeemed, assuming the liquidation of Parent immediately prior to the Effective Time and that, for purposes of such assumed liquidation, all Company Group Class B Units are vested (such assumed liquidation, the “Hypothetical Liquidation”), in a manner determined by the board of managers of Parent (the “Parent Board”), pursuant to the terms and conditions of the Parent Amended and Restated Limited Liability Company Agreement, dated as of November 16, 2012 (as it may be amended and/or restated from time to time, the “Parent LLCA”). The number of shares of VSLR Common Stock and Company Common Stock issued with respect to each Class A Unit in such redemptions shall be determined on a pro-rata basis using the relative value of the shares of VSLR Common Stock and Company Common Stock held by Parent as of the Effective Time. The relative value of Parent’s holdings shall be calculated using (i) with respect to shares of VSLR Common Stock, the VWAP of VSLR Common Stock for the twenty (20) trading days prior to the date that is three Business Days prior to the Closing Date and (ii) with respect to shares of Company Common Stock, the product of the Exchange Ratio multiplied by the VWAP of Acquiror Common Stock for the twenty (20) trading days prior to the date that is three Business Days prior to the Closing Date (the valuation principles set forth in this sentence, the “Valuation Principles”).

a.

The Company Common Stock issued in such redemption (and any Acquiror Common Stock into which such Company Common Stock is converted into in accordance with Section 3.01(b)) shall be subject to restrictions on Transfer until the first anniversary of the Closing Date.[1]

b.

Holders of the Company Common Stock issued in such redemption (as subsequently converted into Acquiror Common Stock in accordance with Section 3.01(b)) shall be eligible to be issued shares of Acquiror Common Stock pursuant to Section 3.06(a) and Section 3.06(b), if applicable.

2.

Holders of vested Company Group Class B Units as of immediately prior to the Effective Time, other than the Holdback Executives, shall have each such Company Group Class B Unit redeemed by Parent immediately prior to the Effective Time for shares of VSLR Common Stock and Company Common Stock as described below, with an equivalent value as the Company Group Class B Unit so redeemed, in a manner determined by the Parent Board, pursuant to the terms and conditions of the Company Group Stock Plans and the Parent LLCA (assuming the Hypothetical Liquidation). The number of shares of VSLR Common Stock and Company Common Stock issued with respect to each vested Company Group Class B Unit, in such redemptions shall be determined on a pro-rata basis using the relative value of the shares of VSLR Common Stock and Company Common Stock held by Parent as of the Effective Time. The relative value of Parent’s holdings shall be calculated using the Valuation Principles.

[1]

For the avoidance of doubt, any shares of VSLR Common Stock issued to a holder in such redemption shall not be subject to any restrictions on Transfer following the Effective Time (except for any Vivint Solar trading policy to the extent applicable to such holder).

a.

The Company Common Stock issued in such redemption (and any Acquiror Common Stock into which such Company Common Stock is converted into in accordance with Section 3.01(b)) shall be subject to restrictions on Transfer until the first anniversary of the Closing Date. [2]

b.

The holders of the Company Common Stock issued in such redemption (as subsequently converted into Acquiror Common Stock in accordance with Section 3.01(b)) shall be eligible to be issued shares of Acquiror Common Stock pursuant to Section 3.06(a) and Section 3.06(b), if applicable.

3.

Holders of unvested Company Group Class B Units as of immediately prior to the Effective Time, other than the Holdback Executives, shall have each such unvested Company Group Class B Unit redeemed by Parent immediately prior to the Effective Time for a number of shares of Company Restricted Stock, with an equivalent value as the Company Group Class B Units so redeemed, in a manner determined by the Parent Board in accordance with the terms of the Company Group Stock Plans and the Parent LLCA (assuming the Hypothetical Liquidation and that, after taking into account their respective deemed unit values, an unvested Company Group Class B Unit has a value equal to a vested Company Group Class B Unit with the same deemed unit value). Such shares of Company Restricted Stock shall be subject to the same vesting terms and conditions as the corresponding Company Group Class B Units (as modified by Section 6(a) of this Exhibit E).[3]

a.

The holders of the Company Restricted Stock issued in such redemption (as subsequently converted into Rollover Restricted Stock in accordance with Section 3.05(d)(ii)) shall be eligible to be issued shares of Acquiror Common Stock pursuant to Section 3.06(a) and Section 3.06(b), if applicable.

4.	Treatment of Holdback Executives

a.

As of immediately prior to the Effective Time, the Company Group Class B Units (both vested and unvested) held by the Holdback Executives shall be converted into a number of Class A Units (the “Converted Class A Units”), in accordance with the terms and conditions of the Company Group Stock Plans and the Parent LLCA, with an equivalent value (assuming the Hypothetical Liquidation and taking into account the deemed unit value) and subject to the same vesting terms and conditions as the corresponding Company Group Class B Units (as modified by Section 6(a) of this Exhibit E).

b.	As of immediately following the Effective Time, the Class A Units (including, for the avoidance of doubt, the Converted Class A Units) held by the Holdback Executives shall be automatically

[2]

For the avoidance of doubt, any shares of VSLR Common Stock issued to a holder in such redemption shall not be subject to any restrictions on Transfer following the Effective Time (except for VSLR trading policy to the extent applicable to such holder).

[3]	For example:
•

An individual has 10,000 unvested Company Group Class B Units, of which 6,000 vest based on continued service with the Company over a three year period (e.g., 2,000 Company Group Class B Units vest on each of the next three anniversaries of the grant date) and 4,000 vest based on continued service with the Company over a four year period from the Closing (e.g., 1,000 Company Group Class B Units vest on each of the first four anniversaries of the Closing Date).

•	If as a result of the redemption into Company Restricted Stock and conversion into Rollover Restricted Stock, the individual receives 1,000 shares of Rollover Restricted Stock:
•

600 of those shares will vest based on continued service with the Company over a three year period (e.g., 200 shares of Rollover Restricted Stock would vest on each of the next three anniversaries of the grant date); and

•

400 of those shares will vest based on continued service with the Company over a four year period (e.g., 100 shares of Rollover Restricted Stock would vest on each of the first four anniversaries of the Closing Date).

reclassified into a number of vested and, in the case of unvested Converted Class A Units, unvested Tracking Units[4], subject to the same vesting terms and conditions as the corresponding Converted Class A Units (as modified by Section 6(a) of this Exhibit E), as applicable. As of immediately following the Effective Time the ratio of vested Tracking Units to unvested Tracking Units held by each Holdback Executive shall be the same for each type of Tracking Unit held by such Holdback Executive. The number of VSLR Tracking Units, VSH Tracking Units, VW Tracking Units and Other Property Tracking Units, respectively, to be issued to the Holdback Executives shall be determined on a pro-rata basis using the relative value of the shares of VSLR Common Stock, Company Common Stock and common stock of Vivint Wireless, Inc. (“VW Common Stock”) and Other Property held by Parent as of immediately following the Effective Time. The relative value of Parent’s holdings of shares of VSLR Common Stock, Company Common Stock and VW Common Stock and Other Property shall be (i) calculated using the Valuation Principles and (ii) with respect to shares of VW Common Stock and Other Property, as determined by the Parent Board in good faith.

c.

On the 12-month anniversary of the Effective Time, ten (10%) percent of the then-vested VSH Tracking Units, VSLR Tracking Units and VW Tracking Units held by the Holdback Executives as of such date, less the amount of any VSH Tracking Units, VSLR Tracking Units and VW Tracking Units previously sold by, or distributed to, such Holdback Executive in accordance with Section 7, shall be redeemed by Parent for a number of shares of Acquiror Common Stock, VSLR Common Stock and VW Common Stock equal to, with respect to each class of Tracking Unit, the proportion of the number of Tracking Units of a class being so redeemed compared to the aggregate number of Tracking Units of such class then outstanding multiplied by the total number of shares of common stock (or any other security or property into which such shares are converted) tracked by such Tracking Unit that are then owned by Parent, in a manner determined by the Parent Board, pursuant to the terms and conditions of the Parent LLCA.

d.

On, or following, the 24-month anniversary of the Effective Time, upon written request to Parent by a Holdback Executive, Parent shall promptly redeem all (or any portion) of the then-vested VSH Tracking Units, VSLR Tracking Units and VW Tracking Units held by the Holdback Executives for a number of shares of Acquiror Common Stock, VSLR Common Stock and VW Common Stock equal to, with respect to each class of Tracking Unit, the proportion of the number of Tracking Units of a class being so redeemed compared to the aggregate number of Tracking Units of such class then outstanding multiplied by the total number of shares of common stock (or any other security or property into which such shares are converted) tracked by such Tracking Unit that are then owned by Parent, in a manner determined by the Parent Board, pursuant to the terms and conditions of the Parent LLCA. For the avoidance of doubt, Parent shall have no obligation to redeem any Other Property Tracking Units at any time and may redeem such Other Property Tracking Units, in its sole discretion, in accordance with the terms and conditions of the Parent LLCA.

e.

Notwithstanding the foregoing, Parent reserves the right, in its sole discretion, to make distributions of shares of VSLR Common Stock, Acquiror Common Stock and VW Common Stock to the Holdback Executives in respect of the applicable Tracking Units at any time, pursuant to the terms and conditions of the Parent LLCA.

f.

For the avoidance of doubt any shares of VSLR Common Stock, Acquiror Common Stock, and/or VW Common Stock issued to the Holdback Executive in such redemptions or distributions shall not be subject to any restrictions on Transfer unless otherwise required under the terms of the applicable stockholders agreement or agreed to by Parent (or the Acquiror) and the applicable Holdback Executive.

[4]	Any unvested Tracking Units that are forfeited shall be forfeited back to Parent.

5.

All shares of Acquired Common Stock issuable under Company Group Equity Awards (including any Rollover Equity Awards into which such Company Group Equity Awards are converted pursuant to Section 3.05), other than any (i) Company Group Equity Awards held by the Holdback Executives and (ii) awards under the Company Group LTIP Plans (including any awards under the Rollover LTIP Plans into which such awards are converted pursuant to Section 3.05(c)), shall be subject to restrictions on Transfer until the first anniversary of the Closing Date, unless otherwise agreed to by the Company and the applicable holder.

6.	Vesting Schedule Modifications

a.	The vesting schedule for each 2.0x MOIC Company Group Equity Award shall be modified as follows:

i.

25% of the 2.0x MOIC Company Group Equity Award shall vest, subject to the continued employment or service with the Company or its Affiliates (including the Acquiror) of the holder thereof, on each of the first four anniversaries of the Closing Date.

ii.

On the earlier of (x) the date of a Change of Control (as defined in the applicable Company Group Stock Plan) and (y) the date that the Sponsor receives cash proceeds in respect of the Sponsor’s investment in the Class A Units held from time to time by the Sponsor in an amount necessary to ensure a return equal to 2.0 times the Sponsor’s cumulative invested capital in respect of the Class A Units (as converted into Tracking Units), any then-unvested 2.0x MOIC Company Group Equity Awards (including any Rollover Equity Award into which such Company Group Equity Awards are converted pursuant to Section 3.05) shall vest, subject to the continued employment or service with the Company or its Affiliates (including the Acquiror) of the holder thereof on such date.

b.

The distribution schedule for the MOIC LTIP Shares shall be modified such that 1/3 of the MOIC LTIP Shares shall be delivered to participants in the Rollover LTIP Plans, in accordance with the terms thereof, on each of the 24-, 36- and 48-month anniversaries of the Closing Date, disregarding the achievement of the First Performance Hurdle and/or the Second Performance Hurdle; provided, that (x) on the date of a Change of Control 100% of the then-undelivered MOIC LTIP Shares shall be distributed to participants in the Rollover LTIP Plans, in accordance with the terms thereof and (y) on the date that the Sponsor receives cash proceeds in respect of the Sponsor’s investment in the Class A Units held from time to time by the Sponsor in an amount necessary to ensure a return equal to 2.0 times the Sponsor’s cumulative invested capital in respect of the Class A Units, 50% of the then-undelivered MOIC LTIP Shares shall be distributed to participants in the Rollover LTIP Plans, in accordance with the terms thereof; provided, further, that notwithstanding the foregoing, no MOIC LTIP Shares may be distributed prior to the six-month anniversary of the Closing Date.

7.

Following the Closing, to the extent Parent sells Acquiror Common Stock, VSLR Common Stock or VW Common Stock, the Holdback Executives and the Sponsor Unitholders (in each case, to the extent they hold vested VSH Tracking Units, VSLR Tracking Units or VW Tracking Units at the time of such sale, as applicable), may elect to participate in such sale in accordance with the Parent LLCA. To the extent a Holdback Executive or Sponsor Unitholder elects to so participate, it will have a number of its applicable vested Tracking Units redeemed equal to the product of (a) the quotient of (i) the aggregate fair market value of the Acquiror Common Stock, VSLR Common Stock or VW Common Stock, as applicable, so sold by Parent divided by (ii) the fair market value of a VSH Tracking Unit as of the time of such sale multiplied by (b) the quotient of (i) the number of its VSH Tracking Units, VSLR Tracking Units or VW Tracking Units, as applicable, for which it has elected to participate in such sale divided by (ii) the aggregate number of vested VSH Tracking Units, VSLR Tracking Units or VW Tracking Units, as applicable for which the Holdback Executives and the Sponsor Unitholders have elected to participate in such sale (such quotient described in this clause (b), the “Participation Percentage”), in exchange for an amount equal to the product of (x) the net proceeds of such sale multiplied by (y) the Participation Percentage. To the extent that a Holdback Executive elects not to participate in such sale, upon written request to Parent by such Holdback Executive following such sale, Parent shall promptly redeem all (or any portion) of the then-vested Tracking Units held by the Holdback Executives which were eligible to be sold in such sale for shares of Acquiror Common Stock, VSLR Common Stock or VW Common Stock, as applicable, with an equivalent value as the Tracking Units so redeemed, in a manner determined by the Parent Board, pursuant to the terms and conditions of the Parent LLCA.

8.

For the avoidance of doubt, (a) with respect to any determination under this Exhibit E of the value of a Class A Unit or a Company Group Class B Unit or the value of Parent’s holdings of shares of Company Common Stock (or Acquiror Common Stock at or following the Effective Time), VSLR Common Stock or VW Common Stock or Other Property, to the extent any shares of Company Common Stock (or Acquiror Common Stock at or following the Effective Time), VSLR Common Stock or VW Common Stock have been, in whole or in part, sold or otherwise exchanged for other property (including cash) and such other property has not been distributed to the equityholders of Parent, such determination shall take into account such other property and (b) with respect to any redemption or distributions that involves the transfer of VSLR Common Stock or VW Common Stock, to the extent Parent has sold or otherwise exchanged its holdings of shares of VSLR Common Stock in their entirety or its holdings of shares of VW Common Stock in their entirety, no shares of VSLR Common Stock or VW Common Stock (as applicable) shall be transferred and, if such shares were sold or otherwise exchanged for other property and such other property has not been distributed to the equityholders of Parent, such transfer shall take into account and include a portion of such other property.

9.	For purposes of this Exhibit E:

a.

“2.0x MOIC Company Group Equity Awards” means each Company Group Class B Unit or Company Group SAR that vests at such time, subject to the continued employment or service with the Company or its Affiliates of the holder thereof, that the Sponsor shall have received cash proceeds in respect of the Sponsor’s investment in the Class A Units held from time to time by the Sponsor in an amount necessary to ensure a return equal to 2.0 times the Sponsor’s cumulative invested capital in respect of the Class A Units.

b.	“Class A Units” means the Class A Units of Parent, including any Converted Class A Units.

c.	“Class A Unitholder” means each Person who holds Class A Units as of immediately prior to the Effective Time.

d.

“Holdback Executives” means Todd Pedersen, Alex Dunn and any of their respective Affiliates and their Permitted Transferees who hold Class A Units or Company Group Class B Units or any other Person to whom such Class A Units or Company Group Class B Units are transferred.

e.

“MOIC LTIP Shares” means the shares of Acquiror Common Stock deliverable in respect of portion of each LTI Pool (as defined in the Company Group LTIP Plans) with respect to each Rollover LTIP Plan on (i) the later of (x) the date on which the First Performance Hurdle (as defined in the Company Group LTIP Plans) has been satisfied and (y) the date that is six months following the closing of the Public Offering (as defined in the Company Group LTIP Plans) and (ii) the later of (x) the date on which the Second Performance Hurdle (as defined in the Company Group LTIP Plans) has been satisfied and (y) the date that is six months following the closing of the Public Offering.

f.

“Other Property” means the Parent’s cash and property (other than the shares of Acquiror Common Stock, VSLR Common Stock and VW Common Stock held by Parent), in each case, as of immediately prior to the Effective Time (including any property which is acquired or exchanged following the Effective Time for such cash or other property).

g.	“Other Property Tracking Units” means units of Parent which are solely entitled to distributions in respect of Other Property.

h.	“Sponsor” means The Blackstone Group Inc. and its Affiliates.

i.	“Sponsor Unitholders” means the Sponsor Members (as defined in the Parent LLCA).

j.	“Tracking Units” means the VSH Tracking Units, the VSLR Tracking Units, the VW Tracking Units and the Other Property Tracking Units.

k.

“Transfer” means, with respect to any security, directly or indirectly, to sell, contract to sell, give, assign, hypothecate, pledge, encumber, grant a security interest in, offer, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any economic, voting or other rights in or to such security.

l.

“VSH Tracking Units” means units of Parent which are solely entitled to distributions in respect of (x) the shares of Acquiror Common Stock owned by Parent as of immediately following the Effective Time and (y) the shares of Acquiror Common Stock, if any, issued to Parent pursuant to Section 3.06(a) and Section 3.06(b), in each case of (x) and (y), including any other security or property into which such shares are converted.

m.

“VSLR Tracking Units” means units of Parent which are solely entitled to distributions in respect of the shares of the VSLR Common Stock owned by Parent as of immediately following the Effective Time (or any other security or property into which such VSLR Common Stock is converted).

n.

“VW Tracking Units” means units of Parent which are solely entitled to distributions in respect of the shares of VW Common Stock owned by Parent as of immediately following the Effective Time (or any other security or property into which such VW Common Stock is converted).

Annex B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

MOSAIC ACQUISITION CORP.1

* * * * *

The present name of the corporation is Mosaic Acquisition Corp. (the “Corporation”). The Corporation was incorporated by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on December 21, 2018. This Amended and Restated Certificate of Incorporation of the Corporation (as the same may be amended and/or restated from time to time, the “Restated Certificate”), which restates and integrates and also further amends the provisions of the Certificate of Incorporation, as amended and restated, has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware. The Corporation’s Certificate of Incorporation, as amended and restated, is hereby amended, integrated and restated to read in its entirety as follows:

ARTICLE I

NAME

The name of the Corporation is Mosaic Acquisition Corp.

ARTICLE II

REGISTERED OFFICE AND AGENT

The registered office in the State of Delaware is [Cogency Global Inc., 850 New Burton Road, Suite 201, Dover, Kent County, Delaware, 19904]. The name of its registered agent at such address is [Cogency Global Inc.]

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV

CAPITAL STOCK

The total number of shares of all classes of stock that the Corporation has authority to issue is [            ], which shall be divided into two classes as follows:

[            ] shares of Class A common stock, par value $0.0001 per share (“Common Stock”); and

[1]	Note: Following the effective time of the Merger, Mosaic Acquisition Corp. to be renamed “Vivint Smart Home, Inc.” by a separate amendment.

[            ] shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).

A.    The board of directors of the Corporation (the “Board of Directors”) is hereby expressly authorized, by resolution or resolutions, at any time and from time to time, to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix, without further stockholder approval (subject to any separate vote or consent of the holders of one or more classes or series of stock of the Corporation expressly required therefor under this Restated Certificate (including any certificate of designation relating to any series of Preferred Stock)), the designation of such series, the powers (including voting powers), preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, of such series of Preferred Stock and the number of shares of such series. The powers (including voting powers), preferences and relative, participating, optional and other special rights of, and the qualifications, limitations or restrictions thereof, of each series of Preferred Stock, if any, may differ from those of any and all other series at any time outstanding.

B.    Each holder of record of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders are entitled to vote generally or holders of Common Stock as a separate class are entitled to vote (whether voting separately as a class or together with one or more classes of the Corporation’s capital stock); provided, however, that to the fullest extent permitted by law, holders of Common Stock, as such, shall have no voting power with respect to, and shall not be entitled to vote on, any amendment to this Restated Certificate (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the DGCL.

C.    Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled to only such voting rights, if any, as shall expressly be granted thereto by this Restated Certificate (including any certificate of designation relating to such series of Preferred Stock).

D.    Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock of the Corporation having a preference over or the right to participate with the Common Stock with respect to the payment of dividends and other distributions in cash, property or shares of capital stock of the Corporation, such dividends and other distributions may be declared and paid ratably on the Common Stock out of the assets of the Corporation which are legally available for this purpose at such times and in such amounts as the Board of Directors in its discretion shall determine.

E.    Upon the dissolution, liquidation or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock of the Corporation having a preference over or the right to participate with the Common Stock with respect to the distribution of assets of the Corporation upon such dissolution, liquidation or winding up of the Corporation, the holders of Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.

F.    The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Common Stock or the Preferred Stock voting separately as a class shall be required therefor, unless a vote of any such holder is required pursuant to this Restated Certificate (including any certificate of designation relating to any series of Preferred Stock).

ARTICLE V

AMENDMENT OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

A.    Notwithstanding anything contained in this Restated Certificate to the contrary, at any time when the Stockholder Parties (as defined in, and including any Person (as defined below) that from time to time becomes a Stockholder Party pursuant to the terms of, the Stockholders Agreement, dated [            ] (as the same may be amended, supplemented, restated or otherwise modified from time to time, the “Stockholders Agreement”),(together with their respective Affiliates, successors and permitted assigns, each, a “Stockholder Party”, and collectively the “Stockholder Parties”)) beneficially own, in the aggregate, less than 30% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, in addition to any vote required by applicable law, the following provisions in this Restated Certificate may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: this Article V, Article VI, Article VII, Article VIII, Article IX, Article X and Article XI(B). For the purposes of this Restated Certificate, beneficial ownership of shares shall be determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

B.    In furtherance and not in limitation of the powers conferred by the DGCL, the Board of Directors is expressly authorized to make, amend, alter, change, add to or repeal, in whole or in part, the bylaws of the Corporation (as in effect from time to time, the “Bylaws”) without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Restated Certificate. Notwithstanding anything to the contrary contained in this Restated Certificate or any provision of law which might otherwise permit a lesser vote of the stockholders, at any time when the Stockholder Parties beneficially own, in the aggregate, less than 30% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, in addition to any vote of the holders of any class or series of capital stock of the Corporation required herein (including any certificate of designation relating to any series of Preferred Stock), by the Bylaws or by applicable law, the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend, repeal or rescind, in whole or in part, any provision of the Bylaws or to adopt any provision inconsistent therewith.

C.    As used in this Article V and Article VIII only, the term “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person, and as used in this Article V and Article IX only, the term “Person” means any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

ARTICLE VI

BOARD OF DIRECTORS

A.    Except as otherwise provided in this Restated Certificate or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Except as otherwise provided for or fixed pursuant to the provisions of Article IV (including any certificate of designation with respect to any series of Preferred Stock) and this Article VI relating to the rights of the holders of any series of Preferred Stock to elect additional directors and subject to the applicable requirements of the Stockholders Agreement, the total number of directors shall be determined from time to time exclusively by resolution adopted by the Board of Directors. The directors (other than those directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, as the case may be) shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. Class I directors shall initially serve for a term expiring at the first annual meeting of stockholders following the initial classification of the Board of Directors (the “Classification Date”), Class II directors shall initially serve for a term expiring at the second annual meeting of stockholders following the Classification Date and Class III directors shall initially serve for a term expiring at the third annual meeting of stockholders following the Classification Date. Commencing with the first annual meeting of stockholders following the Classification Date, the directors of the class to be elected at each annual meeting shall be elected for a three-year term. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent director. Any such director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her earlier death, resignation, retirement, disqualification or removal from office. The Board of Directors is authorized to assign members of the Board of Directors already in office to their respective class.

B.    Subject to the rights granted to the holders of any one or more series of Preferred Stock then outstanding and the rights granted pursuant to the Stockholders Agreement, any newly-created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring in the Board of Directors (whether by death, resignation, retirement, disqualification, removal or other cause) may be filled by the affirmative vote of a majority of the directors then in office (other than directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more series, as the case may be), although less than a quorum, by a sole remaining director or by the stockholders; provided, however, that, subject to the rights of the holders of Preferred Stock or those granted pursuant to the Stockholders Agreement, at any time when the Stockholder Parties beneficially own, in the aggregate, less than 30% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, any newly-created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring in the Board of Directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (other than directors elected by the holders of any series of Preferred Stock, by voting separately as a series or together with one or more series, as the case may be) (and not by stockholders). Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

C.    Any or all of the directors (other than the directors elected by the holders of any series of Preferred Stock of the Corporation, voting separately as a series or together with one or more other such series, as the case may be) may be removed at any time either with or without cause by the affirmative vote of a majority in voting power of all outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class; provided, however, that at any time when the Stockholder Parties beneficially own, in the aggregate, less than 30% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, any such director or all such directors may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class.

D.    Elections of directors need not be by written ballot unless the Bylaws shall so provide.

E.    During any period when the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, have the right to elect additional directors pursuant to the provisions of this Restated Certificate (including any certificate of designation with respect to any series of Preferred Stock) in respect of such series, then upon commencement and for the duration of the period during which such right continues; (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, retirement, disqualification or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

ARTICLE VII

LIMITATION OF DIRECTOR LIABILITY

A.    To the fullest extent permitted by the DGCL as it now exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty owed to the Corporation or its stockholders.

B.    Neither the amendment nor repeal of this Article VII, nor the adoption of any provision of this Restated Certificate, nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of the Corporation in respect of any act or omission occurring prior to the time of such amendment, repeal, adoption or modification.

ARTICLE VIII

CONSENT OF STOCKHOLDERS IN LIEU OF MEETING, ANNUAL AND SPECIAL MEETINGS OF STOCKHOLDERS

A.    At any time when the Stockholder Parties beneficially own, in the aggregate, at least 30% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL. At any time when the Stockholder Parties beneficially own, in the aggregate, less than 30% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent of stockholders in lieu of a meeting, unless such action is recommended by all directors then in office; provided, however, that any action required or permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of Preferred Stock.

B.    Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time only by or at the direction of the Board of Directors or the Chairman of the Board of Directors; provided, however, that at any time when the Stockholder Parties beneficially own, in the aggregate, at least 30% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, special meetings of the stockholders of the Corporation for any purpose or purposes shall also be called by or at the direction of the Board of Directors or the Chairman of the Board of Directors at the request of any Stockholder Party that is an Affiliate of The Blackstone Group Inc. (or the successors and permitted assigns of any such Stockholder Party) (collectively, “Blackstone”).

C.    An annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date, and at such time as shall be fixed exclusively by resolution of the Board of Directors or a duly authorized committee thereof.

ARTICLE IX

COMPETITION AND CORPORATE OPPORTUNITIES

A.    In recognition and anticipation that (i) certain directors, principals, officers, employees and/or other representatives of the Stockholder Parties and each of their Affiliates (as defined in this Article IX) may serve as directors, officers or agents of the Corporation, (ii) the Stockholder Parties and their Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage or propose to engage and/or other business activities that overlap with or compete with those in which the Corporation or any of its Affiliates, directly or indirectly, may engage or propose to engage, and (iii) members of the Board of Directors who are not employees of the Corporation (“Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation or any of its Affiliates, directly or indirectly, may engage or propose to engage, the provisions of this Article IX are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Stockholder Parties, the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

B.    None of (i) the Stockholder Parties or any of their Affiliates or (ii) any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates (the Persons identified in (i) and (ii) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity that may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section (C) of this Article IX. Subject to said Section (C) of this Article IX, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person or does not communicate information regarding such corporate opportunity to the Corporation.

C.    Notwithstanding the foregoing provisions of this Article IX, the Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation) if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section (B) of this Article IX shall not apply to any such corporate opportunity.

D.    In addition to and notwithstanding the foregoing provisions of this Article IX, a potential corporate opportunity shall not be deemed to be a corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

E.    For purposes of this Article IX, “Affiliate” shall mean (a) in respect of any Stockholder Party, any Person that, directly or indirectly, is controlled by a Stockholder Party, controls a Stockholder Party or is under common control with a Stockholder Party and shall include any principal, member, director, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation), (b) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (c) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation.

F.    For purposes of this Article IX, “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting stock, by contract, or otherwise. A Person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such Person holds voting stock, in good faith and not for the purpose of circumventing this Section, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

G.    To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

ARTICLE X

DGCL SECTION 203 AND BUSINESS COMBINATIONS

A.    The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

B.    Notwithstanding the foregoing, the Corporation shall not engage in any business combination (as defined below), at any point in time at which the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any interested stockholder (as defined below) for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

1.	prior to such time, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

2.

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

3.

at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

C.    For purposes of this Article X, references to:

1.	“Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

2.

“associate” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

3.

“Blackstone Direct Transferee” means any person that acquires (other than in a registered public offering) directly from Blackstone or any of its successors or any “group”, or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act shares of stock of the Corporation that result in such person’s beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.

4.

“Blackstone Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Blackstone Direct Transferee or any other Blackstone Indirect Transferee shares of stock of the Corporation that result in such person’s beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.

5.	“business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

(i)

any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation, Section (B) of this Article X is not applicable to the surviving entity;

(ii)

any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

(iii)	any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (a) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (b) pursuant to a merger under Section 251(g) of the DGCL; (c) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (d) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (e) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (c) through (e) of this subsection (iii) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

(iv)

any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(v)

any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (i) through (iv) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

6.	“control,” including the terms “controlling,” “controlled by” and “under common control with” shall have the meaning set forth in Article IX.

7.

“interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an Affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the Affiliates and associates of such person; provided, however, that “interested stockholder” shall not include (a) Blackstone, any Blackstone Direct Transferee, and any Blackstone Indirect Transferee, or any of their respective Affiliates or successors or any “group”, or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, or (b) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation, provided, further, that in the case of clause (b) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

8.	“owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its Affiliates or associates:

(i)	beneficially owns such stock, directly or indirectly; or

(ii)

has (a) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or associates until such tendered stock is accepted for purchase or exchange; or (b) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

(iii)

has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (b) of subsection (ii) above), or disposing of such stock with any other person that beneficially owns, or whose Affiliates or associates beneficially own, directly or indirectly, such stock.

9.	“person” means any individual, corporation, partnership, unincorporated association or other entity.

10.	“stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

11.

“voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference in this Article X to a percentage of voting stock shall refer to such percentage of the votes of such voting stock.

ARTICLE XI

MISCELLANEOUS

A.    If any provision or provisions of this Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Restated Certificate (including, without limitation, each portion of any paragraph of this Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by law, the provisions of this Restated Certificate (including, without limitation, each such portion of any paragraph of this Restated Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.

B.    Unless the Corporation consents in writing to the selection of an alternative forum, any (i) derivative action or proceeding brought on behalf of the Corporation, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL or this Restated Certificate or the Bylaws, or (iv) action asserting a claim governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI(B). Notwithstanding anything otherwise to the contrary herein, the provisions of this Article XI(B) will not apply to suits brought to enforce a duty or liability created by the federal securities laws or any other claim for which the federal courts have exclusive jurisdiction.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Mosaic Acquisition Corp. has caused this Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this [    ] day of 20[    ].

MOSAIC ACQUISITION CORP.

By:
Name:
Title:

Annex C

THE GENERAL CORPORATION LAW

OF

THE STATE OF DELAWARE

SECTION 262 APPRAISAL RIGHTS.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1,000,000, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease.

Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex D

VIVINT SMART HOME, INC.

[2019] OMNIBUS INCENTIVE PLAN

1. Purpose. The purpose of the Vivint Smart Home, Inc. [2019] Omnibus Incentive Plan is to provide a means through which the Company and the other members of the Company Group may attract and retain key personnel, and to provide a means whereby directors, officers, employees, consultants, and advisors of the Company and the other members of the Company Group can acquire and maintain an equity interest in the Company, or be paid incentive compensation, including incentive compensation measured by reference to the value of Common Stock, thereby strengthening their commitment to the welfare of the Company Group and aligning their interests with those of the Company’s stockholders.

2. Definitions. The following definitions shall be applicable throughout the Plan.

(a) “Absolute Share Limit” has the meaning given to such term in Section 5(b) of the Plan.

(b) “Adjustment Event” has the meaning given to such term in Section 11(a) of the Plan.

(c) “Affiliate” means any Person that directly or indirectly controls, is controlled by, or is under common control with the Company. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, by contract, or otherwise.

(d) “Award” means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Equity-Based Award, and Other Cash-Based Award granted under the Plan.

(e) “Award Agreement” means the document or documents by which each Award (other than an Other Cash-Based Award) is evidenced, which may be in written or electronic form.

(f) “Board” means the Board of Directors of the Company.

(g) “Cause” means, as to any Participant, unless the applicable Award Agreement states otherwise, (i) “Cause”, as defined in any employment, severance or consulting agreement between the Participant and the Service Recipient in effect at the time of such Termination, or (ii) in the absence of any such employment or consulting agreement (or the absence of any definition of “Cause” contained therein), the Participant’s (A) continued failure substantially to perform the Participant’s employment or service duties (other than as a result of total or partial incapacity due to physical or mental illness), (B) dishonesty in the performance of the Participant’s employment or service duties, (C) commission of an act or acts on the Participant’s part constituting (x) what would be classified as a felony under the laws of the United States or any state thereof or (y) what would be classified as a misdemeanor involving moral turpitude under the law of the United States or any state thereof, (D) use, possession, sale, or purchase of controlled substances or alcohol during working hours or on the job site or being under the influence of controlled substances or alcohol during working hours or on the job site, (E) willful malfeasance or willful misconduct in connection with the Participant’s employment or service duties or any act or omission which is or could reasonably be expected to be injurious to the financial condition or business reputation of Service Recipient or any other member of the Company Group, (F) fraud or misappropriation, embezzlement or misuse of funds or property belonging to the Service Recipient or any other member of the Company Group, (G) material violation of the written policies of the Service Recipient, including, but not limited to, those relating to sexual harassment or the disclosure or misuse of confidential information, or those set forth in the manuals or statements of policy of the Service Recipient or (H) engagement in a Restrictive Covenant Violation; provided, in any case, that a Participant’s resignation after an event that would be grounds for a Termination for Cause will be treated as a Termination for Cause hereunder.

(h) “Change in Control” means:

(i) the acquisition (whether by purchase, merger, consolidation, combination, or other similar transaction) by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% (on a fully diluted basis) of either (A) the then-outstanding shares of Common Stock, taking into account as outstanding for this purpose such Common Stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Common Stock; or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, that for purposes of the Plan, the following acquisitions shall not constitute a Change in Control: (I) any acquisition by the Company or any Affiliate; (II) any acquisition by any employee benefit plan sponsored or maintained by the Company or any Affiliate; or (III) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of Persons including the Participant (or any entity controlled by the Participant or any group of Persons including the Participant);

(ii) during any period of twelve (12) months, individuals who, at the beginning of such period, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board; provided, that any Person becoming a director subsequent to the Effective Date, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such Person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14A promulgated under the Exchange Act, with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board shall be deemed to be an Incumbent Director; or

(iii) the sale, transfer, or other disposition of all or substantially all of the assets of the Company Group (taken as a whole) to any Person that is not an Affiliate of the Company.

(i) “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations, or guidance.

(j) “Committee” means the Compensation Committee of the Board or any properly delegated subcommittee thereof or, if no such Compensation Committee or subcommittee thereof exists, the Board.

(k) “Common Stock” means the common stock of the Company, par value $0.01 per share (and any stock or other securities into which such Common Stock may be converted or into which it may be exchanged).

(l) “Company” means Vivint Smart Home, Inc., a Delaware corporation, and any successor thereto.

(m) “Company Group” means, collectively, the Company and its Subsidiaries.

(n) “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(o) “Designated Foreign Subsidiaries” means all members of the Company Group that are organized under the laws of any jurisdiction other than the United States of America that may be designated by the Board or the Committee from time to time.

(p) “Detrimental Activity” means any of the following: (i) unauthorized disclosure of any confidential or proprietary information of any member of the Company Group; (ii) any activity that would be grounds to terminate the Participant’s employment or service with the Service Recipient for Cause; (iii) the Participant having engaged in a Restrictive Covenant Violation; or (iv) fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion.

(q) “Disability” means, as to any Participant, unless the applicable Award Agreement states otherwise, (i) “Disability”, as defined in any employment or consulting agreement between the Participant and the Service Recipient in effect at the time of such Termination; or (ii) in the absence of any such employment or consulting agreement (or the absence of any definition of “Disability” contained therein), a condition entitling the Participant to receive benefits under a long-term disability plan of the Service Recipient or other member of the Company Group in which such Participant is eligible to participate, or, in the absence of such a plan, the complete and permanent inability of the Participant by reason of illness or accident to perform the duties of the position at which the Participant was employed or served when such disability commenced. Any determination of whether Disability exists in the absence of a long-term disability plan shall be made by the Company (or its designee) in its sole and absolute discretion.

(r) “Effective Date” means the date on which the Company enters into an agreement to consummate an initial public offering of the Common Stock pursuant to a registration filed with the Securities Exchange Commission pursuant to the Securities Act.

(s) “Eligible Person” means any (i) individual employed by any member of the Company Group; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director or officer of any member of the Company Group; or (iii) consultant or advisor to any member of the Company Group who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act, who, in the case of each of clauses (i) through (iii) above, has entered into an Award Agreement or who has received written notification from the Committee or its designee that they have been selected to participate in the Plan.

(t) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations, or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations, or guidance.

(u) “Exercise Price” has the meaning given to such term in Section 7(b) of the Plan.

(v) “Fair Market Value” means, on a given date, (i) if the Common Stock is listed on a national securities exchange, the closing sales price of the Common Stock reported on the primary exchange on which the Common Stock is listed and traded on such date, or, if there are no such sales on that date, then on the last preceding date on which such sales were reported; (ii) if the Common Stock is not listed on any national securities exchange but is quoted in an inter-dealer quotation system on a last-sale basis, the average between the closing bid price and ask price reported on such date, or, if there is no such sale on that date, then on the last preceding date on which a sale was reported; or (iii) if the Common Stock is not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last-sale basis, the amount determined by the Committee in good faith to be the fair market value of the Common Stock; provided, however, as to any Awards granted on or with a Date of Grant of the date of the pricing of the Company’s initial public offering, “Fair Market Value” shall be equal to the per share price at which the Common Stock is offered to the public in connection with such initial public offering.

(w) “GAAP” has the meaning given to such term in Section 7(d) of the Plan.

(x) “Immediate Family Members” has the meaning given to such term in Section 13(b) of the Plan.

(y) “Incentive Stock Option” means an Option which is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(z) “Indemnifiable Person” has the meaning given to such term in Section 4(e) of the Plan.

(aa) “Non-Employee Director” means a member of the Board who is not an employee of any member of the Company Group.

(bb) “Nonqualified Stock Option” means an Option which is not designated by the Committee as an Incentive Stock Option.

(cc) “Option” means an Award granted under Section 7 of the Plan.

(dd) “Option Period” has the meaning given to such term in Section 7(c) of the Plan.

(ee) “Other Cash-Based Award” means an Award that is granted under Section 10 of the Plan that is denominated and/or payable in cash.

(ff) “Other Equity-Based Award” means an Award that is not an Option, Stock Appreciation Right, Restricted Stock, or Restricted Stock Unit that is granted under Section 10 of the Plan and is (i) payable by delivery of Common Stock and/or (ii) measured by reference to the value of Common Stock.

(gg) “Participant” means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to the Plan.

(hh) “Performance Conditions” means specific levels of performance of the Company (and/or one or more members of the Company Group, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing), which may be determined in accordance with GAAP or on a non-GAAP basis on the following measures: (i) net earnings, net income (before or after taxes), or consolidated net income; (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow, or cash flow return on capital), which may be but are not required to be measured on a per share basis; (viii) actual or adjusted earnings before or after interest, taxes, depreciation, and/or amortization (including EBIT and EBITDA); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total stockholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) objective measures of customer/client satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other ‘value creation’ metrics; (xvii) enterprise value; (xviii) sales; (xix) stockholder return; (xx) customer/client retention; (xxi) competitive market metrics; (xxii) employee retention; (xxiii) objective measures of personal targets, goals, or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, dispositions, reorganizations, or other corporate transactions or capital-raising transactions, expansions of specific business operations, and meeting divisional or project budgets); (xxiv) comparisons of continuing operations to other operations; (xxv) market share; (xxvi) cost of capital, debt leverage, year-end cash position or book value; (xxvii) strategic objectives; or (xxviii) any combination of the foregoing. Any one or more of the aforementioned Performance Conditions may be stated as a percentage of another Performance Condition, or used on an absolute or relative basis to measure the performance of one or more members of the Company Group as a whole or any divisions or operational and/or business units, product lines, brands, business segments, or administrative departments of the Company and/or one or more members of the Company Group or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices.

(ii) “Permitted Transferee” has the meaning given to such term in Section 13(b) of the Plan.

(jj) “Person” means any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

(kk) “Plan” means this Vivint Smart Home, Inc. [2019] Omnibus Incentive Plan, as it may be amended and/or restated from time to time.

(ll) “Qualifying Director” means a Person who is, with respect to actions intended to obtain an exemption from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act, a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.

(mm) “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions, including vesting conditions.

(nn) “Restricted Stock” means Common Stock, subject to certain specified restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(oo) “Restricted Stock Unit” means an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities, or other property, subject to certain restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(pp) “Restrictive Covenant Violation” means the Participant’s breach of any provision of any agreement (including any Award Agreement) with the Service Recipient or any other member of the Company Group (whether currently in existence or arising in the future from time to time, and whether entered into pursuant to the Plan or otherwise) containing covenants regarding non-competition, non-solicitation, non-disparagement and/or non-disclosure obligations.

(qq) “SAR Period” has the meaning given to such term in Section 8(c) of the Plan.

(rr) “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations, or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations, or guidance.

(ss) “Service Recipient” means, with respect to a Participant holding a given Award, the member of the Company Group by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable.

(tt) “Stock Appreciation Right” or “SAR” means an Award granted under Section 8 of the Plan.

(uu) “Strike Price” has the meaning given to such term in Section 8(b) of the Plan.

(vv) “Sub-Plans” means any sub-plan to the Plan that has been adopted by the Board or the Committee for the purpose of permitting the offering of Awards to employees of certain Designated Foreign Subsidiaries or otherwise outside the jurisdiction of the United States of America, with each such Sub-Plan designed to comply with local laws applicable to offerings in such foreign jurisdictions. Although any Sub-Plan may be designated a separate and independent plan from the Plan in order to comply with applicable local laws, the Absolute Share Limit and the other limits specified in Section 5(b) of the Plan shall apply in the aggregate to the Plan and any Sub-Plan adopted hereunder.

(ww) “Subsidiary” means, with respect to any specified Person:

(i) any corporation, association, or other business entity of which more than 50% of the total voting power of shares of such entity’s voting securities (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii) any partnership (or any comparable foreign entity) (A) the sole general partner (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (B) the only general partners (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(xx) “Substitute Awards” has the meaning given to such term in Section 5(e) of the Plan.

(yy) “Termination” means the termination of a Participant’s employment or service, as applicable, with the Service Recipient for any reason (including death or Disability).

3. Effective Date; Duration. The Plan shall be effective as of the Effective Date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth (10th) anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

4. Administration.

(a) General. The Committee shall administer the Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under the Plan), it is intended that each member of the Committee shall, at the time such member takes any action with respect to an Award under the Plan that is intended to qualify for the exemptions provided by Rule 16b-3 promulgated under the Exchange Act, be a Qualifying Director. However, the fact that a Committee member shall fail to qualify as a Qualifying Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

(b) Committee Authority. Subject to the provisions of the Plan and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the Plan, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of shares of Common Stock to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled in, or exercised for, cash, shares of Common Stock, other securities, other Awards, or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of Common Stock, other securities, other Awards, or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; (ix) adopt Sub-Plans; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(c) Delegation. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any Person or Persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time. Without limiting the generality of the foregoing, the Committee may delegate to one or more officers of any member of the Company Group the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election which is the responsibility of, or which is allocated to, the Committee herein, and which may be so delegated as a matter of law, except for grants of Awards to Non-Employee Directors. Notwithstanding the foregoing in this Section 4(c), it is intended that any action under the Plan intended to qualify for an exemption provided by Rule 16b-3 promulgated under the Exchange Act related to Persons who are subject to Section 16 of the Exchange Act will be taken only by the Board or by a committee or subcommittee of two (2) or more Qualifying Directors. However, the fact that any member of such committee or subcommittee shall fail to qualify as a Qualifying Director shall not invalidate any action that is otherwise valid under the Plan.

(d) Finality of Decisions. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan, any Award or any Award Agreement shall be within the sole discretion of the Committee, may be made at any time, and shall be final, conclusive, and binding upon all Persons, including, without limitation, any member of the Company Group, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(e) Indemnification. No member of the Board, the Committee, or any employee or agent of any member of the Company Group (each such Person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award hereunder (unless constituting fraud or a willful criminal act or omission). Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit, or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken or determination made with respect to the Plan or any Award hereunder and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit, or proceeding against such Indemnifiable Person, and the Company shall advance to such Indemnifiable Person any such expenses promptly upon written request (which request shall include an undertaking by the Indemnifiable Person to repay the amount of such advance if it shall ultimately be determined, as provided below, that the Indemnifiable Person is not entitled to be indemnified); provided, that the Company shall have the right, at its own expense, to assume and defend any such action, suit, or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts, omissions, or determinations of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the organizational documents of any member of the Company Group. The foregoing right of indemnification shall not be exclusive of or otherwise supersede any other rights of indemnification to which such Indemnifiable Persons may be entitled under the organizational documents of any member of the Company Group, as a matter of law, under an individual indemnification agreement or contract, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold such Indemnifiable Persons harmless.

(f) Board Authority. Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. Any such actions by the Board shall be subject to the applicable rules of the securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

5. Grant of Awards; Shares Subject to the Plan; Limitations.

(a) Grants. The Committee may, from time to time, grant Awards to one or more Eligible Persons. All Awards granted under the Plan shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee, including, without limitation, attainment of Performance Conditions.

(b) Share Reserve and Limits. Awards granted under the Plan shall be subject to the following limitations: (i) subject to Section 11 of the Plan, no more than [            ] shares of Common Stock (the “Absolute Share Limit”) shall be available for Awards under the Plan; provided, however, that the Absolute Share Limit shall be automatically increased on the first day of each fiscal year following the fiscal year in which the Effective Date falls in an amount equal to the least of (x) [            ] shares of Common Stock, (y) 5% of the total number of shares of Common Stock outstanding on the last day of the immediately preceding fiscal year, and (z) a lower number of shares of Common Stock as determined by the Board; (ii) subject to Section 11 of the Plan, no more than the number of shares of Common Stock equal to the Absolute Share Limit may be issued in the aggregate pursuant to the exercise of Incentive Stock Options granted under the Plan; and (iii) the maximum number of shares of Common Stock subject to Awards granted during a single fiscal year to a Non-Employee Director (or with respect to each single year in the event awards are granted for more than one year), taken together with any cash fees paid to such Non-Employee Director during the fiscal year, shall not exceed $1,000,000 in total value with respect to each such fiscal year (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes).

(c) Share Counting. Other than with respect to Substitute Awards, to the extent that an Award expires or is canceled, forfeited, terminated, settled in cash, or otherwise is settled without issuance to the Participant of the full number of shares of Common Stock to which the Award related, the unissued shares of Common Stock will again be available for grant under the Plan. Shares of Common Stock withheld in payment of the Exercise Price, or taxes relating to an Award, and shares equal to the number of shares surrendered in payment of any Exercise Price, or taxes relating to an Award, shall be deemed to constitute shares not issued to the Participant and shall be deemed to again be available for Awards under the Plan; provided, however, that such shares shall not become available for issuance hereunder if either: (i) the applicable shares are withheld or surrendered following the termination of the Plan; or (ii) at the time the applicable shares are withheld or surrendered, it would constitute a material revision of the Plan subject to stockholder approval under any then-applicable rules of the national securities exchange on which the Common Stock is listed.

(d) Source of Shares. Shares of Common Stock issued by the Company in settlement of Awards may be authorized and unissued shares of Common Stock, shares of Common Stock held in the treasury of the Company, shares of Common Stock purchased on the open market or by private purchase, or a combination of the foregoing.

(e) Substitute Awards. Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding Awards previously granted by an entity directly or indirectly acquired by the Company or with which the Company combines (“Substitute Awards”). Substitute Awards shall not be counted against the Absolute Share Limit; provided, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding Options intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code shall be counted against the aggregate number of shares of Common Stock available for Awards of Incentive Stock Options under the Plan. Subject to applicable stock exchange requirements, available shares of Common Stock under a stockholder-approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect the acquisition or combination transaction) may be used for Awards under the Plan and shall not reduce the number of shares of Common Stock available for issuance under the Plan.

6. Eligibility. Participation in the Plan shall be limited to Eligible Persons.

7. Options.

(a) General. Each Option granted under the Plan shall be evidenced by an Award Agreement, which agreement need not be the same for each Participant. Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of a member of the Company Group, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code; provided, that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to, and comply with, such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan.

(b) Exercise Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the exercise price (“Exercise Price”) per share of Common Stock for each Option shall not be less than 100% of the Fair Market Value of such share (determined as of the Date of Grant); provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns stock representing more than 10% of the voting power of all classes of stock of any member of the Company Group, the Exercise Price per share shall be no less than 110% of the Fair Market Value per share on the Date of Grant.

(c) Vesting and Expiration; Termination.

(i) Options shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee including, without limitation, those set forth in Section 5(a) of the Plan; provided, however, that notwithstanding any such vesting dates or events, the Committee may in its sole discretion accelerate the vesting of any Options at any time and for any reason. Options shall expire upon a date determined by the Committee, not to exceed ten (10) years from the Date of Grant (the “Option Period”); provided, that if the Option Period (other than in the case of an Incentive Stock Option) would expire at a time when trading in the shares of Common Stock is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), then the Option Period shall be automatically extended until the thirtieth (30th) day following the expiration of such prohibition. Notwithstanding the foregoing, in no event shall the Option Period exceed five (5) years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns stock representing more than 10% of the voting power of all classes of stock of any member of the Company Group.

(ii) Unless otherwise provided by the Committee, whether in an Award Agreement or otherwise, in the event of: (A) a Participant’s Termination by the Service Recipient for Cause, all outstanding Options granted to such Participant shall immediately terminate and expire; (B) a Participant’s Termination due to death or Disability, each outstanding unvested Option granted to such Participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for one (1) year thereafter (but in no event beyond the expiration of the Option Period); and (C) a Participant’s Termination for any other reason, each outstanding unvested Option granted to such Participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for ninety (90) days thereafter (but in no event beyond the expiration of the Option Period).

(d) Method of Exercise and Form of Payment. No shares of Common Stock shall be issued pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any Federal, state, local, and non-U.S. income, employment, and any other applicable taxes required to be withheld. Options which have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company (or telephonic instructions to the extent provided by the Committee) in accordance with the terms of the Option accompanied by payment of the Exercise Price. The Exercise Price shall be payable: (i) in cash, check, cash equivalent, and/or shares of Common Stock valued at the Fair Market Value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of shares of Common Stock in lieu of actual issuance of such shares to the Company); provided, that such shares of Common Stock are not subject to any pledge or other security interest and have been held by the Participant for at least six (6) months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles (“GAAP”)); or (ii) by such other method as the Committee may permit in its sole discretion, including, without limitation (A) in other property having a fair market value on the date of exercise equal to the Exercise Price; (B) if there is a public market for the shares of Common Stock at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to sell the shares of Common Stock otherwise issuable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price; or (C) a “net exercise” procedure effected by withholding the minimum number of shares of Common Stock otherwise issuable in respect of an Option that is needed to pay the Exercise Price. Any fractional shares of Common Stock shall be settled in cash.

(e) Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date the Participant makes a disqualifying disposition of any share of Common Stock acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such share of Common Stock before the later of (i) the date that is two (2) years after the Date of Grant of the Incentive Stock Option, or (ii) the date that is one (1) year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession, as agent for the applicable Participant, of any share of Common Stock acquired pursuant to the exercise of an Incentive Stock Option until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such share of Common Stock.

(f) Compliance With Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner which the Committee determines would violate the Sarbanes-Oxley Act of 2002, as it may be amended from time to time, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.

8. Stock Appreciation Rights.

(a) General. Each SAR granted under the Plan shall be evidenced by an Award Agreement. Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b) Strike Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the strike price (“Strike Price”) per share of Common Stock for each SAR shall not be less than 100% of the Fair Market Value of such share (determined as of the Date of Grant). Notwithstanding the foregoing, a SAR granted in tandem with (or in substitution for) an Option previously granted shall have a Strike Price equal to the Exercise Price of the corresponding Option.

(c) Vesting and Expiration; Termination.

(i) A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee including, without limitation, those set forth in Section 5(a) of the Plan; provided, however, that notwithstanding any such vesting dates or events, the Committee may, in its sole discretion, accelerate the vesting of any SAR at any time and for any reason. SARs shall expire upon a date determined by the Committee, not to exceed ten (10) years from the Date of Grant (the “SAR Period”); provided, that if the SAR Period would expire at a time when trading in the shares of Common Stock is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), then the SAR Period shall be automatically extended until the thirtieth (30th) day following the expiration of such prohibition.

(ii) Unless otherwise provided by the Committee, whether in an Award Agreement or otherwise, in the event of: (A) a Participant’s Termination by the Service Recipient for Cause, all outstanding SARs granted to such Participant shall immediately terminate and expire; (B) a Participant’s Termination due to death or Disability, each outstanding unvested SAR granted to such Participant shall immediately terminate and expire, and each outstanding vested SAR shall remain exercisable for one (1) year thereafter (but in no event beyond the expiration of the SAR Period); and (C) a Participant’s Termination for any other reason, each outstanding unvested SAR granted to such Participant shall immediately terminate and expire, and each outstanding vested SAR shall remain exercisable for ninety (90) days thereafter (but in no event beyond the expiration of the SAR Period).

(d) Method of Exercise. SARs which have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded.

(e) Payment. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that is being exercised multiplied by the excess of the Fair Market Value of one (1) share of Common Stock on the exercise date over the Strike Price, less an amount equal to any Federal, state, local, and non-U.S. income, employment, and any other applicable taxes required to be withheld. The Company shall pay such amount in cash, in shares of Common Stock valued at Fair Market Value, or any combination thereof, as determined by the Committee. Any fractional shares of Common Stock shall be settled in cash.

9. Restricted Stock and Restricted Stock Units.

(a) General. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement. Each Restricted Stock and Restricted Stock Unit so granted shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b) Stock Certificates and Book-Entry Notation; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, the Committee shall cause a stock certificate registered in the name of the Participant to be issued or shall cause share(s) of Common Stock to be registered in the name of the Participant and held in book-entry form subject to the Company’s directions and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than issued to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate stock power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute and deliver (in a manner permitted under Section 13(a) of the Plan or as otherwise determined by the Committee) an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank stock power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9 and the applicable Award Agreement, a Participant generally shall have the rights and privileges of a stockholder as to shares of Restricted Stock, including, without limitation, the right to vote such Restricted Stock. To the extent shares of Restricted Stock are forfeited, any stock certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company. A Participant shall have no rights or privileges as a stockholder as to Restricted Stock Units.

(c) Vesting; Termination.

(i) Restricted Stock and Restricted Stock Units shall vest, and any applicable Restricted Period shall lapse, in such manner and on such date or dates or upon such event or events as determined by the Committee including, without limitation, those set forth in Section 5(a) of the Plan; provided, however, that notwithstanding any such dates or events, the Committee may, in its sole discretion, accelerate the vesting of any Restricted Stock or Restricted Stock Unit or the lapsing of any applicable Restricted Period at any time and for any reason.

(ii) Unless otherwise provided by the Committee, whether in an Award Agreement or otherwise, in the event of a Participant’s Termination for any reason prior to the time that such Participant’s Restricted Stock or Restricted Stock Units, as applicable, have vested, (A) all vesting with respect to such Participant’s Restricted Stock or Restricted Stock Units, as applicable, shall cease and (B) unvested shares of Restricted Stock and unvested Restricted Stock Units, as applicable, shall be forfeited to the Company by the Participant for no consideration as of the date of such Termination.

(d) Issuance of Restricted Stock and Settlement of Restricted Stock Units.

(i) Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration the Company shall issue to the Participant or the Participant’s beneficiary, without charge, the stock certificate (or, if applicable, a notice evidencing a book-entry notation) evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share).

(ii) Unless otherwise provided by the Committee in an Award Agreement or otherwise, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall issue to the Participant or the Participant’s beneficiary, without charge, one (1) share of Common Stock (or other securities or other property, as applicable) for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion, elect to (A) pay cash or part cash and part shares of Common Stock in lieu of issuing only shares of Common Stock in respect of such Restricted Stock Units or (B) defer the issuance of shares of Common Stock (or cash or part cash and part shares of Common Stock, as the case may be) beyond the expiration of the Restricted Period if such extension would not cause adverse tax consequences under Section 409A of the Code. If a cash payment is made in lieu of issuing shares of Common Stock in respect of such Restricted Stock Units, the amount of such payment shall be equal to the Fair Market Value per share of the Common Stock as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units.

(e) Legends on Restricted Stock. Each certificate, if any, or book entry representing Restricted Stock awarded under the Plan, if any, shall bear a legend or book-entry notation substantially in the form of the following, in addition to any other information the Company deems appropriate, until the lapse of all restrictions with respect to such shares of Common Stock:

TRANSFER OF THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY IS RESTRICTED PURSUANT TO THE TERMS OF THE VIVINT SMART HOME, INC. [2019] OMNIBUS INCENTIVE

PLAN AND A RESTRICTED STOCK AWARD AGREEMENT BETWEEN VIVINT SMART HOME, INC. AND THE PARTICIPANT. A COPY OF SUCH PLAN AND AWARD AGREEMENT IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF VIVINT SMART HOME, INC.

10. Other Equity-Based Awards and Other Cash-Based Awards. The Committee may grant Other Equity-Based Awards and Other Cash-Based Awards under the Plan to Eligible Persons, alone or in tandem with other Awards, in such amounts and dependent on such conditions as the Committee shall from time to time in its sole discretion determine including, without limitation, those set forth in Section 5(a) of the Plan. Each Other Equity-Based Award granted under the Plan shall be evidenced by an Award Agreement and each Other Cash-Based Award granted under the Plan shall be evidenced in such form as the Committee may determine from time to time. Each Other Equity-Based Award or Other Cash-Based Award, as applicable, so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement or other form evidencing such Award, including, without limitation, those set forth in Section 13(c) of the Plan.

11. Changes in Capital Structure and Similar Events. Notwithstanding any other provision in this Plan to the contrary, the following provisions shall apply to all Awards granted hereunder (other than Other Cash-Based Awards):

(a) General. In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company, or other similar corporate transaction or event that affects the shares of Common Stock (including a Change in Control), or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations, or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, Participants (any event in (i) or (ii), an “Adjustment Event”), the Committee shall, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (A) the Absolute Share Limit, or any other limit applicable under the Plan with respect to the number of Awards which may be granted hereunder; (B) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of Awards or with respect to which Awards may be granted under the Plan or any Sub-Plan; and (C) the terms of any outstanding Award, including, without limitation, (I) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate; (II) the Exercise Price or Strike Price with respect to any Award; or (III) any applicable performance measures; provided, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment under this Section 11 shall be conclusive and binding for all purposes.

(b) Adjustment Events. Without limiting the foregoing, except as may otherwise be provided in an Award Agreement, in connection with any Adjustment Event, the Committee may, in its sole discretion, provide for any one or more of the following:

(i) substitution or assumption of Awards (or awards of an acquiring company), acceleration of the exercisability of, lapse of restrictions on, or termination of Awards, or a period of time (which shall not be required to be more than ten (10) days) for Participants to exercise outstanding Awards prior to the occurrence of such event (and any such Award not so exercised shall terminate upon the occurrence of such event); and

(ii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding Awards and payment to the holders of such Awards that are vested as of such cancellation (including, without limitation, any Awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Committee in connection with such event) the value of such Awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of Common Stock received or to be received by other stockholders of the Company in such event), including, without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the shares of Common Stock subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the Fair Market Value of a share of Common Stock subject thereto may be canceled and terminated without any payment or consideration therefor), or, in the case of Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards prior to cancellation, or the underlying shares in respect thereof.

Payments to holders pursuant to clause (ii) above shall be made in cash or, in the sole discretion of the Committee, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of shares of Common Stock covered by the Award at such time (less any applicable Exercise Price or Strike Price).

(c) Other Requirements. Prior to any payment or adjustment contemplated under this Section 11, the Committee may require a Participant to (i) represent and warrant as to the unencumbered title to the Participant’s Awards; (ii) bear such Participant’s pro rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Common Stock, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code; and (iii) deliver customary transfer documentation as reasonably determined by the Committee.

(d) Fractional Shares. Any adjustment provided under this Section 11 may provide for the elimination of any fractional share that might otherwise become subject to an Award.

(e) Binding Effect. Any adjustment, substitution, determination of value or other action taken by the Committee under this Section 11 shall be conclusive and binding for all purposes.

12. Amendments and Termination.

(a) Amendment and Termination of the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance, or termination shall be made without stockholder approval if: (i) such approval is necessary to comply with any regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company may be listed or quoted) or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under the Plan (except for increases pursuant to Section 5 or 11 of the Plan), or (iii) it would materially modify the requirements for participation in the Plan; provided, further, that any such amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder, or beneficiary. Notwithstanding the foregoing, no amendment shall be made to the last proviso of Section 12(b) of the Plan without stockholder approval.

(b) Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of the Plan and any applicable Award Agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively (including after a Participant’s Termination); provided, that, other than pursuant to Section 11, any such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; provided, further, that without stockholder approval, except as otherwise permitted under Section 11 of the Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR; (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR (with a lower Exercise Price or Strike Price, as the case may be) or other Award or cash payment that is greater than the intrinsic value (if any) of the cancelled Option or SAR; and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted.

13. General.

(a) Award Agreements. Each Award (other than an Other Cash-Based Award) under the Plan shall be evidenced by an Award Agreement, which shall be delivered to the Participant to whom such Award was granted and shall specify the terms and conditions of the Award and any rules applicable thereto, including, without limitation, the effect on such Award of the death, Disability, or Termination of a Participant, or of such other events as may be determined by the Committee. For purposes of the Plan, an Award Agreement may be in any such form (written or electronic) as determined by the Committee (including, without limitation, a Board or Committee resolution, an employment agreement, a notice, a certificate, or a letter) evidencing the Award. The Committee need not require an Award Agreement to be signed by the Participant or a duly authorized representative of the Company.

(b) Nontransferability.

(i) Each Award shall be exercisable only by such Participant to whom such Award was granted during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by a Participant (unless such transfer is specifically required pursuant to a domestic relations order or by applicable law) other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer, or encumbrance shall be void and unenforceable against any member of the Company Group; provided, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer, or encumbrance.

(ii) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award Agreement to preserve the purposes of the Plan, to: (A) any Person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act or any successor form of registration statement promulgated by the Securities and Exchange Commission (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and the Participant’s Immediate Family Members; (C) a partnership or limited liability company whose only partners or stockholders are the Participant and the Participant’s Immediate Family Members; or (D) a beneficiary to whom donations are eligible to be treated as “charitable contributions” for federal income tax purposes (each transferee described in clauses (A), (B), (C), and (D) above is hereinafter referred to as a “Permitted Transferee”); provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii) The terms of any Award transferred in accordance with clause (ii) above shall apply to the Permitted Transferee and any reference in the Plan or in any applicable Award Agreement to a Participant shall be deemed to refer to the Permitted Transferee, except that: (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the shares of Common Stock to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award Agreement, that such a registration statement is necessary or appropriate; (C) neither the Committee nor the Company shall be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of a Participant’s Termination under the terms of the Plan and the applicable Award Agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award Agreement.

(c) Dividends and Dividend Equivalents.

(i) The Committee may, in its sole discretion, provide a Participant as part of an Award with dividends, dividend equivalents, or similar payments in respect of Awards, payable in cash, shares of Common Stock, other securities, other Awards or other property (in each case, without interest), on a current or deferred basis, on such terms and conditions as may be determined by the Committee in its sole discretion, including, without limitation, payment directly to the Participant, withholding of such amounts by the Company subject to vesting of the Award or reinvestment in additional shares of Common Stock, Restricted Stock or other Awards.

(ii) Without limiting the foregoing, unless otherwise provided in the Award Agreement, any dividend otherwise payable in respect of any share of Restricted Stock that remains subject to vesting conditions at the time of payment of such dividend shall be retained by the Company, remain subject to the same vesting conditions as the share of Restricted Stock to which the dividend relates and shall be delivered (without interest) to the Participant within fifteen (15) days following the date on which such restrictions on such Restricted Stock lapse (and the right to any such accumulated dividends shall be forfeited upon the forfeiture of the Restricted Stock to which such dividends relate).

(iii) To the extent provided in an Award Agreement, the holder of outstanding Restricted Stock Units shall be entitled to be credited with dividend equivalent payments (upon the payment by the Company of dividends on shares of Common Stock) either in cash or, in the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends (and interest may, in the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee), which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying Restricted Stock Units are settled following the date on which the Restricted Period lapses with respect to such Restricted Stock Units, and if such Restricted Stock Units are forfeited, the Participant shall have no right to such dividend equivalent payments (or interest thereon, if applicable).

(d) Tax Withholding.

(i) A Participant shall be required to pay to the Company or one or more of its Subsidiaries, as applicable, an amount in cash (by check or wire transfer) equal to the aggregate amount of any income, employment, and/or other applicable taxes that are statutorily required to be withheld in respect of an Award. Alternatively, the Company or any of its Subsidiaries may elect, in its sole discretion, to satisfy this requirement by withholding such amount from any cash compensation or other cash amounts owing to a Participant.

(ii) Without limiting the foregoing, the Committee may (but is not obligated to), in its sole discretion, permit or require a Participant to satisfy all or any portion of the minimum income, employment, and/or other applicable taxes that are statutorily required to be withheld with respect to an Award by: (A) the delivery of shares of Common Stock (which are not subject to any pledge or other security interest) that have been both held by the Participant and vested for at least six (6) months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment under applicable accounting standards) having an aggregate Fair Market Value equal to such minimum statutorily required withholding liability (or portion thereof); or (B) having the Company withhold from the shares of Common Stock otherwise issuable or deliverable to, or that would otherwise be retained by, the Participant upon the grant, exercise, vesting, or settlement of the Award, as applicable, a number of shares of Common Stock with an aggregate Fair Market Value equal to an amount, subject to clause (iii) below, not in excess of such minimum statutorily required withholding liability (or portion thereof).

(iii) The Committee, subject to its having considered the applicable accounting impact of any such determination, has full discretion to allow Participants to satisfy, in whole or in part, any additional income, employment, and/or other applicable taxes payable by them with respect to an Award by electing to have the Company withhold from the shares of Common Stock otherwise issuable or deliverable to, or that would otherwise be retained by, a Participant upon the grant, exercise, vesting, or settlement of the Award, as applicable, shares of Common Stock having an aggregate Fair Market Value that is greater than the applicable minimum required statutory withholding liability (but such withholding may in no event be in excess of the maximum statutory withholding amount(s) in a Participant’s relevant tax jurisdictions).

(e) Data Protection. By participating in the Plan or accepting any rights granted under it, each Participant consents to the collection and processing of personal data relating to the Participant so that the Company and its Affiliates can fulfill their obligations and exercise their rights under the Plan and generally administer and manage the Plan. This data will include, but may not be limited to, data about participation in the Plan and shares offered or received, purchased, or sold under the Plan from time to time and other appropriate financial and other data (such as the date on which the Awards were granted) about the Participant and the Participant’s participation in the Plan.

(f) No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of any member of the Company Group, or other Person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Service Recipient or any other member of the Company Group, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Service Recipient or any other member of the Company Group may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award Agreement. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under the Plan or any Award Agreement, except to the extent of any provision to the contrary in any written employment contract or other agreement between the Service Recipient and/or any member of the Company Group and the Participant, whether any such agreement is executed before, on, or after the Date of Grant.

(g) International Participants. With respect to Participants who reside or work outside of the United States of America, the Committee may, in its sole discretion, amend the terms of the Plan and create or amend Sub-Plans or amend outstanding Awards with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant or any member of the Company Group.

(h) Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more Persons as the beneficiary or beneficiaries, as applicable, who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon the Participant’s death. A Participant may, from time to time, revoke or change the Participant’s beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be the Participant’s spouse or, if the Participant is unmarried at the time of death, the Participant’s estate.

(i) Termination. Except as otherwise provided in an Award Agreement, unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation, or leave of absence (including, without limitation, a call to active duty for military service through a Reserve or National Guard unit) nor a transfer from employment or service with one Service Recipient to employment or service with another Service Recipient (or vice-versa) shall be considered a Termination; and (ii) if a Participant undergoes a Termination, but such Participant continues to provide services to the Company Group in a non-employee capacity, such change in status shall not be considered a Termination for purposes of the Plan. Further, unless otherwise determined by the Committee, in the event that any Service Recipient ceases to be a member of the Company Group (by reason of sale, divestiture, spin-off, or other similar transaction), unless a Participant’s employment or service is transferred to another entity that would constitute a Service Recipient immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction.

(j) No Rights as a Stockholder. Except as otherwise specifically provided in the Plan or any Award Agreement, no Person shall be entitled to the privileges of ownership in respect of shares of Common Stock which are subject to Awards hereunder until such shares have been issued or delivered to such Person.

(k) Government and Other Regulations.

(i) The obligation of the Company to settle Awards in shares of Common Stock or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel (if the Company has requested such an opinion), satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the shares of Common Stock to be offered or sold under the Plan. The Committee shall have the authority to provide that all shares of Common Stock or other securities of any member of the Company Group issued under the Plan shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement, the Federal securities laws, or the rules, regulations, and other requirements of the Securities and Exchange Commission and any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted, and any other applicable

Federal, state, local, or non-U.S. laws, rules, regulations, and other requirements, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on certificates representing shares of Common Stock or other securities of any member of the Company Group issued under the Plan to make appropriate reference to such restrictions or may cause such Common Stock or other securities of any member of the Company Group issued under the Plan in book-entry form to be held subject to the Company’s instructions or subject to appropriate stop-transfer orders. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add, at any time, any additional terms or provisions to any Award granted under the Plan that the Committee, in its sole discretion, deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii) The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of shares of Common Stock from the public markets, the Company’s issuance of Common Stock to the Participant, the Participant’s acquisition of Common Stock from the Company, and/or the Participant’s sale of Common Stock to the public markets, illegal, impracticable, or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, the Company shall, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code: (A) pay to the Participant an amount equal to the excess of (I) the aggregate Fair Market Value of the shares of Common Stock subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or issued, as applicable), over (II) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of issuance of shares of Common Stock (in the case of any other Award), with such amount being delivered to the Participant as soon as practicable following the cancellation of such Award (or portion thereof) or (B) in the case of Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards, provide the Participant with a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards, or the underlying shares in respect thereof.

(l) No Section 83(b) Elections Without Consent of Company. No election under Section 83(b) of the Code or under a similar provision of law may be made unless expressly permitted by the terms of the applicable Award Agreement or by action of the Committee (or its designee in accordance with Section 4(c) of the Plan) in writing prior to the making of such election. If a Participant, in connection with the acquisition of shares of Common Stock under the Plan or otherwise, is expressly permitted to make such election and the Participant makes the election, the Participant shall notify the Company of such election within ten (10) days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to Section 83(b) of the Code or other applicable provision.

(m) Payments to Persons Other Than Participants. If the Committee shall find that any Person to whom any amount is payable under the Plan is unable to care for the Participant’s affairs because of illness or accident, or is a minor, or has died, then any payment due to such Person or the Participant’s estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to the Participant’s spouse, child, relative, an institution maintaining or having custody of such Person, or any other Person deemed by the Committee to be a proper recipient on behalf of such Person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(n) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of equity-based awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(o) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between any member of the Company Group, on the one hand, and a Participant or other Person, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be obligated to maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other service providers under general law.

(p) Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of any member of the Company Group and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself or herself.

(q) Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance, or other benefit plan of the Company except as otherwise specifically provided in such other plan or as required by applicable law.

(r) Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and performed wholly within the State of Delaware, without giving effect to the conflict of laws’ provisions thereof. EACH PARTICIPANT WHO ACCEPTS AN AWARD IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION, OR OTHER PROCEEDING INSTITUTED BY OR AGAINST SUCH PARTICIPANT IN RESPECT OF THE PARTICIPANT’S RIGHTS OR OBLIGATIONS HEREUNDER.

(s) Severability. If any provision of the Plan or any Award or Award Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, Person, or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(t) Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation, or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(u) Section 409A of the Code.

(i) Notwithstanding any provision of the Plan to the contrary, it is intended that the provisions of the Plan comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with the Plan (including any taxes and penalties under Section 409A of the Code), and neither the Service Recipient nor any other member of the Company Group shall have any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties. With respect to any Award that is considered “deferred compensation” subject to Section 409A of the Code, references in the Plan to

“termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as a separate payment.

(ii) Notwithstanding anything in the Plan to the contrary, if a Participant is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments in respect of any Awards that are “deferred compensation” subject to Section 409A of the Code and which would otherwise be payable upon the Participant’s “separation from service” (as defined in Section 409A of the Code) shall be made to such Participant prior to the date that is six (6) months after the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death. Following any applicable six (6)-month delay, all such delayed payments will be paid in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day.

(iii) Unless otherwise provided by the Committee in an Award Agreement or otherwise, in the event that the timing of payments in respect of any Award (that would otherwise be considered “deferred compensation” subject to Section 409A of the Code) are accelerated upon the occurrence of (A) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Section 409A of the Code or (B) a Disability, no such acceleration shall be permitted unless the Disability also satisfies the definition of “Disability” pursuant to Section 409A of the Code.

(v) Clawback/Repayment. All Awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by the Board or the Committee and as in effect from time to time; and (ii) applicable law. Further, unless otherwise determined by the Committee, to the extent that the Participant receives any amount in excess of the amount that the Participant should otherwise have received under the terms of the Award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the Participant shall be required to repay any such excess amount to the Company.

(w) Detrimental Activity. Notwithstanding anything to the contrary contained herein, if a Participant has engaged in any Detrimental Activity, as determined by the Committee, the Committee may, in its sole discretion, provide for one or more of the following:

(i) cancellation of any or all of such Participant’s outstanding Awards; or

(ii) forfeiture by the Participant of any gain realized on the vesting or exercise of Awards, and repayment of any such gain promptly to the Company.

(x) Right of Offset. The Company will have the right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile, or other employee programs) that the Participant then owes to any member of the Company Group and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement. Notwithstanding the foregoing, if an Award is “deferred compensation” subject to Section 409A of the Code, the Committee will have no right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement if such offset could subject the Participant to the additional tax imposed under Section 409A of the Code in respect of an outstanding Award.

(y) Expenses; Titles and Headings. The expenses of administering the Plan shall be borne by the Company Group. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

In accordance with Section 102(b)(7) of the DGCL, Mosaic’s charter provides that a director will not be personally liable to Mosaic or Mosaic’s stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Mosaic or Mosaic’s stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Mosaic’s charter provides that Mosaic will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.

Mosaic has entered into indemnification agreements with each of its current directors and executive officers. These agreements require Mosaic to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Mosaic, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Mosaic also intends to enter into indemnification agreements with future directors and executive officers.

Exhibits and Financial Statement Schedules

Exhibit Index

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of September 15, 2019 (included as Annex A to this proxy statement/consent solicitation statement/prospectus).

3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 filed with the Registrant’s Current Report on Form 8-K12B filed by the Registrant on December 21, 2018).

3.2	Bylaws (incorporated by reference to Exhibit 3.2 filed with the Registrant’s Current Report on Form 8-K12B filed by the Registrant on December 21, 2018).

3.3	Form of New Vivint Parent Charter (included as Annex B to this proxy statement/consent solicitation statement/prospectus).

3.4+	Form of New Vivint Parent Bylaws.

4.1	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 filed with the Registrant’s proxy statement/prospectus on Form S-4/A filed by the Registrant on November 27, 2018).

4.2	Specimen Class A common stock Certificate (incorporated by reference to Exhibit 4.2 filed with the Registrant’s proxy statement/prospectus on Form S-4/A filed by the Registrant on November 27, 2018).

4.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 filed with the Registrant’s proxy statement/prospectus on Form S-4/A filed by the Registrant on November 27, 2018).

4.4	Warrant Agreement, dated as of September 26, 2017, between the Registrant and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 filed with the Registrant’s current report on Form 8-K filed on October 24, 2017).

5.1+	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of the securities being registered.

8.1+	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding certain federal income tax matters.

8.2+	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding certain federal income tax matters.

10.1	Letter Agreement, dated as of October 18, 2017, among the Registrant, its officers and directors and Mosaic Sponsor, LLC and Fortress Mosaic Sponsor LLC (incorporated by reference to Exhibit 10.1 filed with the Registrant’s current report on Form 8-K filed on October 24, 2017).

10.2	Investment Management Trust Agreement, dated as of October 18, 2017, between the Registrant and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 filed with the Registrant’s current report on Form 8-K filed on October 24, 2017).

10.3	Registration Rights Agreement, dated as of October 18, 2017, among the Registrant and certain security holders named therein (incorporated by reference to Exhibit 10.3 filed with the Registrant’s current report on Form 8-K filed on October 24, 2017).

10.4	Private Placement Warrants Purchase Agreement, dated as of September 26, 2017, between the Registrant and Mosaic Sponsor, LLC (incorporated by reference to Exhibit 10.4 filed with the Registrant’s current report on Form 8-K filed on October 24, 2017).

10.5	Private Placement Warrants Purchase Agreement, dated as of September 26, 2017, between the Registrant and Fortress Mosaic Sponsor, LLC (incorporated by reference to Exhibit 10.5 filed with the Registrant’s current report on Form 8-K filed on October 24, 2017).

10.6	Office Space and Related Services Agreement, dated as of October 18, 2017, between the Registrant and Mosaic Sponsor, LLC (incorporated by reference to Exhibit 10.6 filed with the Registrant’s current report on Form 8-K filed on October 24, 2017).

Exhibit	Description

10.7	Indemnity Agreement, dated as of October 18, 2017, between the Registrant and Eugene I. Davis (incorporated by reference to Exhibit 10.7 filed with the Registrant’s current report on Form 8-K filed on October 24, 2017).

10.8	Indemnity Agreement, dated as of October 18, 2017, between the Registrant and Tyler S. Kolarik (incorporated by reference to Exhibit 10.8 filed with the Registrant’s current report on Form 8-K filed on October 24, 2017).

10.9	Indemnity Agreement, dated as of October 18, 2017, between the Registrant and David M. Maura (incorporated by reference to Exhibit 10.9 filed with the Registrant’s current report on Form 8-K filed on October 24, 2017).

10.10	Indemnity Agreement, dated as of October 18, 2017, between the Registrant and Andrew A. McKnight (incorporated by reference to Exhibit 10.10 filed with the Registrant’s current report on Form 8-K filed on October 24, 2017).

10.11	Indemnity Agreement, dated as of October 18, 2017, between the Registrant and William H. Mitchell (incorporated by reference to Exhibit 10.11 filed with the Registrant’s current report on Form 8-K filed on October 24, 2017).

10.12	Indemnity Agreement, dated as of October 18, 2017, between the Registrant and Joshua A. Pack (incorporated by reference to Exhibit 10.12 filed with the Registrant’s current report on Form 8-K filed on October 24, 2017).

10.13	Form of Securities Subscription Agreement among the Registrant, Mosaic Sponsor, LLC and Fortress Mosaic Sponsor LLC (incorporated by reference to Exhibit 10.5 filed with the Registrant’s registration statement on Form S-1/A filed on October 13, 2017).

10.14	Office Space and Related Services Agreement between the Registrant and Mosaic Sponsor, LLC (incorporated by reference to Exhibit 10.8 filed with the Registrant’s registration statement on Form S-1/A filed on October 13, 2017).

10.15	Form of Forward Purchase Agreement among the Registrant, Mosaic Sponsor, LLC, Fortress Mosaic Sponsor LLC and the investor listed as the purchaser on the signature page thereof (incorporated by reference to Exhibit 10.9 filed with the Registrant’s registration statement on Form S-1/A filed on October 13, 2017).

10.16	Indemnity Agreement, dated as of May 29, 2018 between the Registrant and R. Edward Albert III (incorporated by reference to Exhibit 10.1 filed with the Registrant’s current report on Form 8-K filed on June 4, 2018).

10.17	Services Agreement of William H. Mitchell among CFO Bullpen LLC, William H. Mitchell and the Registrant (incorporated by reference to Exhibit 10.13 filed on the Registrant’s current report on Form 8-K filed by the Registrant on October 23, 2017).

10.18+	Support Agreement, between Mosaic, Merger Sub and 313 Acquisition, dated September 15, 2019.

10.19+	Registration Rights Agreement, among Vivint Smart Home, Mosaic, 313 Acquisition and the other parties thereto, dated September 15, 2019.

10.20+	Stockholders Agreement, among Vivint Smart Home, Mosaic and the other parties thereto, dated September 15, 2019.

10.21+	Amended and Restated Support and Services Agreement, among Mosaic, APX, Blackstone Management Partners L.L.C., Blackstone Capital Partners VI L.P. and 313 Acquisition, dated September 15, 2019.

10.22+	Sponsor Agreement, among Mosaic, Vivint Smart Home and the Sponsors, dated September 15, 2019.

Exhibit	Description

10.23+	Subscription Agreement between Mosaic, Vivint Smart Home and Blackstone Capital Partners VI L.P., dated September 15, 2019.

10.24+	Subscription Agreement between Mosaic, Vivint Smart Home and Blackstone Family Investment Partnership VI L.P., dated September 15, 2019.

10.25+	Subscription Agreement between Mosaic, Vivint Smart Home and Blackstone Family Investment Partnership VI - ESC L.P., dated September 15, 2019.

10.26+	Subscription Agreement between Mosaic, Vivint Smart Home and Drawbridge Special Opportunities Fund LP, dated September 15, 2019.

10.27+	Confidentiality and Lockup Agreement among Mosaic, Todd Pedersen and the Pedersen Family Trust, dated September 15, 2019.

10.28+	Confidentiality and Lockup Agreement among Mosaic, Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Investors I, LLC and Summit Investors I (UK), L.P., dated September 15, 2019.

10.29+	Confidentiality and Lockup Agreement between Mosaic and Solamere V Investment, LLC, dated September 15, 2019.

10.30+	Confidentiality and Lockup Agreement between Mosaic and Rivendell Investments 2016-5 LLC, dated September 15, 2019.

10.31+	Confidentiality and Lockup Agreement between Mosaic and Mosaic Sponsor, LLC, dated September 15, 2019.

10.32+	Confidentiality and Lockup Agreement among Mosaic, Fortress Mosaic Investor LLC, Fortress Mosaic Sponsor LLC and Fortress Mosaic Anchor LLC, dated September 15, 2019.

10.33+	Confidentiality and Lockup Agreement between Mosaic and each holder of equity interests of 313 Acquisition LLC specified therein, dated September 15, 2019.

10.34+	Confidentiality and Lockup Agreement between Mosaic and Black Horse Holding, LLC, dated September 15, 2019.

10.35+	Confidentiality and Lockup Agreement between Mosaic and Alex Dunn, dated September 15, 2019.

10.36+	Confidentiality and Lockup Agreement among Mosaic, 313 Acquisition LLC, Blackstone Capital Partners VI L.P., Blackstone VNT Co-Invest L.P., Blackstone Family Investment Partnership VI – ESC L.P., Blackstone Family Investment Partnership VI L.P. and BCP Voyager Holdings LP, dated September 15, 2019.

23.1	Consent of WithumSmith+Brown, PC.

23.2	Consent of Ernst & Young LLP.

23.3+	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibits 5.1, 8.1 and 8.2 hereto).

24.1+	Power of Attorney.

99.1+	Form of Proxy Card to be used by Mosaic Acquisition Corp.

99.2+	Form of Consent to be used by holders of Vivint Smart Home common stock and preferred stock.

99.3*	Form of Letter of Transmittal.

99.4+	Consent of Bruce McEvoy to be named as a director of Mosaic Acquisition Corp.

99.5+	Consent of Peter F. Wallace to be named as a director of Mosaic Acquisition Corp.

99.6+	Consent of Todd R. Pedersen to be named as a director of Mosaic Acquisition Corp.

Exhibit	Description

99.7+	Consent of David F. D’Alessandro to be named as a director of Mosaic Acquisition Corp.

99.8+	Consent of Alex J. Dunn to be named as a director of Mosaic Acquisition Corp.

99.9+	Consent of Paul S. Galant to be named as a director of Mosaic Acquisition Corp.

99.10+	Consent of Jay D. Pauley to be named as a director of Mosaic Acquisition Corp.

99.11+	Consent of Joseph S. Tibbetts, Jr. to be named as a director of Mosaic Acquisition Corp.

+	Previously filed.

*	To be filed by amendment.

Undertakings

The undersigned registrant hereby undertakes:

A.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.

That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act , each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

I.

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, New York, on November 25, 2019.

Mosaic Acquisition Corp.

By:	/s/ William H. Mitchell
Name:	William H. Mitchell
Title:	Executive Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated:

Signature	Title	Date
/s/ David M. Maura	Chairman, President and Chief Executive Officer (Principal Executive Officer)	November 25, 2019
David M. Maura

/s/ William H. Mitchell	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 25, 2019
William H. Mitchell

*	Director	November 25, 2019
Eugene I. Davis

*	Director	November 25, 2019
Tyler S. Kolarik

*	Director	November 25, 2019
Andrew A. McKnight

*	Director	November 25, 2019
Joshua A. Pack

*By:	/s/ William H. Mitchell
Name: William H. Mitchell
Title: Attorney-in-Fact